Filed by Technip S.A.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Technip S.A., FMC Technologies, Inc. and TechnipFMC Limited

Date: October 25, 2016

This filing relates to a proposed business combination involving

Technip S.A., FMC Technologies, Inc. and TechnipFMC Limited

(Subject Company Commission File No.: 001-16489)

Important Information for Investors and Securityholders

Forward-Looking Statements

This communication contains “forward-looking statements.” All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure to obtain favorable opinions from counsel for each company to the effect of how TechnipFMC Limited (to be renamed TechnipFMC plc) (“TechnipFMC”) should be treated for U.S. tax purposes as a result of the proposed transaction; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation for U.S. federal tax purposes; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in client spending or a slowdown in client payments; unanticipated changes relating to competitive factors in the companies’ industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in FMC Technologies’ (“FMC Technologies”) Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by FMC Technologies and TechnipFMC with the United States Securities and Exchange Commission (the “SEC”) and those described in Technip S.A.’s (“Technip”) annual reports, registration documents and other documents filed from time to time with the French financial markets regulator (Autorité des marchés financiers or the “AMF”). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information Has Been Filed with the SEC

TechnipFMC has filed with the SEC a registration statement on Form S-4, which was declared effective by the SEC and includes the proxy statement of FMC Technologies that also constitutes a prospectus of TechnipFMC (the “Registration Statement”). The Registration Statement will be delivered as required by applicable law. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders can obtain free copies of the Registration Statement and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders can obtain free copies of the Registration Statement and other documents filed with the SEC on FMC Technologies’ website at www.fmctechnologies.com (for documents filed with the SEC by FMC Technologies) or on Technip’s website at www.technip.com (for documents filed with the SEC by Technip).

Important Additional Information Will be Made Available in a Prospectus Prepared in Accordance with the EU Prospectus Directive

TechnipFMC will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003/71/EC, with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (including any supplement thereto, the “Admission Prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Admission Prospectus from TechnipFMC when available.

Participants in the Solicitation

FMC Technologies, Technip, TechnipFMC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FMC Technologies and Technip, respectively, in respect of the proposed transactions contemplated by the Registration Statement and this Information Document. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of FMC Technologies and Technip, respectively, in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement filed with the SEC. Information regarding FMC Technologies’ directors and executive officers is contained in FMC Technologies’ Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 25, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information regarding Technip’s directors and executive officers is contained in Technip’s Annual Report for the year ended December 31, 2015 filed with the AMF and can be obtained free of charge from the sources indicated above.

Technip S.A.

French public limited company (société anonyme) with a share capital of 93,281,878.63 euros

Registered office: 89, avenue de la Grande Armée, 75116 Paris, France

Paris Trade and Companies Register number 589 803 261

Information document made available to the public as part of the proposed cross-border merger by absorption of Technip S.A. (“Technip”) by TechnipFMC Limited (to be re-registered as TechnipFMC plc prior to the completion of the merger) (“TechnipFMC”)

This information document dated October 25, 2016 (the “Information Document”) is a schedule to the reports of the Technip board of directors presented respectively to the general meeting of the Technip stockholders to be held on December 5, 2016 and to the special meeting of the Technip stockholders entitled to double voting rights to be held on December 5, 2016. This Information Document must be read together with such reports.

This Information Document may be obtained upon request and free of charge from Technip at 89, avenue de la Grande Armée, 75116 Paris, France and can be downloaded on Technip’s website (www.technip.com).

The meeting notice for the general meeting of the Technip stockholders called to vote on the cross-border merger of Technip with and into TechnipFMC (the “Technip Extraordinary Stockholders’ Meeting”) will be published in the French legal gazette (Bulletin des Annonces Légales Obligatoires or BALO) on or around October 28, 2016.

The meeting notice for the special meeting of the Technip stockholders entitled to double voting rights called to vote on the removal of the double voting rights (the “Technip Special Stockholders’ Meeting” and together with the Technip Extraordinary Stockholders’ Meeting, the “Technip Stockholders’ Meetings”) will be published in the French legal gazette (Bulletin des Annonces Légales Obligatoires or BALO) on or around October 28, 2016.

TABLE OF CONTENTS

PRELIMINARY NOTE	7

NOTICE TO U.S. INVESTORS	10

FORWARD LOOKING STATEMENTS	11

DOCUMENTS INCORPORATED BY REFERENCE	12

SUMMARY OF THE INFORMATION DOCUMENT	13

1. RISK FACTORS	31

1.1. Risk Factors Relating to the Mergers	31

1.2. Risk Factors Relating to the Mergers That May Adversely Affect Holders of Technip Shares	37

1.3. Risk Factors Relating to the Combined Company Following Completion of the Mergers	38

1.4. Risk Factors Relating to Technip’s Business	49

1.5. Risk Factors Relating to FMCTI’s Business	61

1.6. Risk Factors Relating to the Admission to Trading of the TechnipFMC Shares on the NYSE and Euronext Paris	69

2. Information about the Technip Merger and its Consequences	71

2.1. Business Aspects of the Technip Merger	71

2.1.1. Pre-existing links between TechnipFMC and Technip	71

2.1.2. Reasons for the Technip Merger and the Mergers	71

2.1.3. Merit of the Technip Merger and the Mergers	90

2.2. Summary of the Business Combination Agreement	90

2.2.1. Structure and Effective Times	91

2.2.2. Merger Consideration	92

2.2.3. Restriction on Transfers Following the Effective Times	92

2.2.4. Expenses and Termination Fees	92

2.2.5. Voting and Support Agreements	94

2.2.6. Conduct of Business Prior to the Effective Times	94

2.2.7. Acquisition Proposals	96

2.2.8. Adjustments to Prevent Dilution	99

2.2.9. Certain Permitted Disclosure	99

2.2.10. Stockholder Meetings	99

2.2.11. Efforts to Complete the Mergers	100

2.2.12. Representations and Warranties	101

2.2.13. Indemnification and Insurance	103

2.2.14. Employee Matters	104

2.2.15. Corporate Governance Matters	105

2.2.16. Other Covenants and Agreements	106

2.2.17. Termination	107

2.3. Legal Aspects of the Technip Merger and of the Mergers	109

2.3.1. Summary of the Mergers	109

2.3.2. Supervision of the Technip Merger	114

2.3.3. Consideration for the contributions in kind made by Technip to TechnipFMC	115

2.3.4. Consequences of the Technip Merger for Beneficiaries of Technip Stock Options and Technip Equity Rights	115

2.3.5. Expenses	117

2.4. Recording of the Legally Transferred Assets and Liabilities	117

2.4.1. Designation and Value of the Legally Transferred Assets and Liabilities	117

2.4.2. Expertise of the Transferred Assets	120

2.4.3. Details of the Merger Premium or “Merger Reserve” Calculation	120

2.5. Consideration for the Transferred Assets	120

2.5.1. Criteria Used to Compare Technip, TechnipFMC and FMCTI	120

2.5.2. Expertise on the Consideration for the Contributions	121

2.5.3. Opinions of Rothschild and Goldman Sachs as Financial Advisors to Technip	121

2.5.4. Valuation Summary	133

2.5.5. Opinion of Evercore as Financial Advisor to FMCTI	134

2.6. Consequences of the Mergers	147

2.6.1. Consequences for TechnipFMC and its shareholders	147

2.6.2. Consequences for Technip and its shareholders	152

2.7. Taxation	152

2.7.1. Material U.K. Tax Considerations	152

2.7.2. Material French Tax Considerations	155

2.7.3. Material U.S. Federal Income Tax Considerations	160

3. Presentation of TechnipFMC	168

3.1. Company Name	168

3.2. Place of registration and registration number	168

3.3. Date of incorporation and term	168

3.4. Share Capital	168

3.5. Registered office, legal form and applicable legislation	168

3.6. Selected Pro Forma Financial Data for TechnipFMC	171

4. BUSINESS OVERVIEW	173

4.1. TechnipFMC	173

4.2. Technip	173

4.2.1. Overview of business	173

4.2.2. Share Capital	174

4.2.3. Principal Activities	181

4.2.4. The Industry in Which Technip Operates	187

4.2.5. Property, Plant and Equipment	190

4.2.6. Recent Major Acquisitions and Dispositions	191

4.2.7. Investments	192

4.2.8. Partnerships	193

4.2.9. Environmental Matters and Other Governmental Regulations	193

4.2.10. Research and Developments, Patents and Licenses	194

4.2.11. Employees	194

4.2.12. Legal Proceedings	196

4.2.13. Insurance Coverage	196

4.2.14. Related Party Transactions	197

4.2.15. Material Contracts	197

4.2.16. Recent Developments	198

4.3. FMC Technologies, Inc	198

4.3.1. Overview of Business	198

4.3.2. Share Capital	199

4.3.3. Business Segments	199

4.3.4. Product Development	203

4.3.5. Sources and Availability of Raw Materials	204

4.3.6. Segment and Geographic Financial Information	204

4.3.7. Property, Plant and Equipment	204

4.3.8. Environment	206

4.3.9. Research and Developments, Patents and Licenses	207

4.3.10. Employees	207

4.3.11. Legal Proceedings	208

4.3.12. Insurance	208

4.3.13. Related Party Transactions	208

4.3.14. Material Contracts	209

4.4. Information relating to Technip	211

4.5. Selected historical consolidated financial data for Technip	211

4.6. Information relating to FMCTI	212

4.7. Selected historical consolidated financial data for FMCTI	212

4.8. Forsys Subsea Limited	214

4.9. Information relating to TechnipFMC US Merger Sub, LLC	214

5. UNAUDITED PRO FORMA FINANCIAL INFORMATION	215

5.1. Unaudited Pro Forma Financial Information	215

5.1.1. Notes to Unaudited Pro Forma Condensed Combined Financial Information	221

6. BOARD PRACTICES, ADMINISTRATIVE, MANAGEMENT AND SUPERVISORY BODIES, SENIOR MANAGEMENT AND EMPLOYEES OF TECHNIPFMC	233

6.1. Information on the control of TechnipFMC	233

6.2. Information on Equity Interests	233

6.3. Board of Directors and Management of TechnipFMC Following Completion of the Mergers	233

6.4. Interest of the proposed directors and officers of TechnipFMC	236

6.5. Remuneration and Benefits	244

6.6. Conflict of Interest	246

6.7. Board Practices	246

6.8. Employees	246

6.9. Corporate Governance	246

7. FINANCIAL INFORMATION CONCERNING THE GROUP’S ASSETS AND LIABILITIES, FINANCIAL POSITION AND PROFIT AND LOSSES	247

7.1. Statutory auditors	247

7.1.1. For Technip	247

7.1.2. For FMCTI	247

7.2. Independent Accountant

7.2.1. For TechnipFMC

7.3. Historical Financial Information	248

7.3.1. 2015, 2014 and 2013 Financial Statements of Technip	248

7.3.2. 2015 and 2014 Financial Statements of FMCTI	248

7.3.3. 2013 Financial Statements of FMCTI	248

7.4. Auditing of historical annual financial information	248

7.5. Interim and Other Financial Information	248

7.5.1. Interim Financial Information of Technip	248

7.5.2. Interim Financial Statements of FMCTI	249

7.6. Dividend payments and payouts	249

7.7. Significant Change in the TechnipFMC’s Financial or Trading Position	249

8. FORWARD-LOOKING INFORMATION	250

8.1. FMCTI Unaudited Forward-Looking Financial Information	250

8.1.1. FMCTI Management Unaudited Forward-Looking Financial Information for FMCTI	251

8.1.2. FMCTI Management Unaudited Forward-Looking Financial Information for Technip	252

8.1.3. FMCTI Unaudited Pro Forma Synergy Estimates	253

8.2. Technip Unaudited Forward-Looking Financial Information	255

8.2.1. Technip Management Projections for Technip	256

8.2.2. Risk-Adjusted Technip Projections for Technip	256

8.2.3. Risk-Adjusted FMCTI Projections	257

9. ADDITIONAL INFORMATION	259

9.1. Articles of Association	259

9.2. Comparison of Rights of Stockholders of FMCTI, Technip and TechnipFMC	265

9.3. Material Contracts	288

9.4. Related Party Transactions	288

9.5. Information relating to FMCTI	288

10. DOCUMENTS ON DISPLAY	289

ANNEX 1 Technip Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2016 and Review Report of the Statutory Auditors	290

ANNEX 2 Technip Consolidated Financial Statements as of and for the years ended December 31, 2015, 2014 and 2013 and Report of the Statutory Auditors	314

ANNEX 3 FMCTI Consolidated Financial Statements as of December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015 and Report of Independent Registered Public Accounting Firm	408

ANNEX 4 FMCTI Consolidated Financial Statements as of December 31, 2014 and 2013 and for each of the years in the three-year period ended December 31, 2014 and Report of Independent Registered Public Accounting Firm	455

ANNEX 5 FMCTI Interim Condensed Consolidated Financial Statements for the Quarter and Six Months Ended June 30, 2016	506

ANNEX 6 Opinion of Rothschild as Financial Advisor to Technip	528

ANNEX 7 Opinion of Goldman Sachs as Financial Advisor to Technip	532

ANNEX 8 Opinion of Evercore as Financial Advisor to FMCTI	535

ANNEX 9 Independent Accountant Report on the Unaudited Pro Forma Financial Information	539

ANNEX 10 Reports of the Merger Appraisers	541

PRELIMINARY NOTE

In this Information Document, the terms set forth below have the following meaning:

–	“Admission” designates the admission of the TechnipFMC Shares to trading on Euronext Paris;

–	“Admission Prospectus” designates the prospectus relating to the admission of the TechnipFMC Shares to trading on Euronext Paris to be approved by the AMF prior to the Closing Date;

–	“Business Combination Agreement” designates the business combination agreement entered into by and among Technip, FMCTI and TechnipFMC on June 14, 2016;

–	“CFIUS” designates the Committee on Foreign Investment in the United States;

–	“Closing Date” designates the date on which the Technip Merger Order is obtained;

–	“DGCL” designates the General Corporation Law of the State of Delaware;

–	“English Court” designates the High Court of England and Wales;

–	“Euronext Paris” designates the regulated market of Euronext in Paris;

–	“Effective Times” designates the Technip Merger Effective Time and the FMCTI Merger Effective Time;

–	“Estimated Technip Balance Sheet” designates the Technip unaudited estimated balance sheet as of the Technip Merger Effective Time, prepared in accordance with French GAAP;

–	“Exchange Act” designates the U.S. Securities Exchange Act of 1934, as amended;

–	“French GAAP” designates the French generally accepted accounting principles;

–	“FMCTI” designates FMC Technologies, Inc.;

–	“FMCTI Change in Recommendation” designates, subject to the limitations set forth in the Business Combination Agreement, the withdrawal, modification or qualification of the FMCTI’s board of directors’ recommendation for the FMCTI Merger;

–	“FMCTI Merger” designates the merger of TechnipFMC US Merger Sub, LLC with and into FMCTI, with FMCTI continuing as the surviving entity as an indirect wholly owned indirect subsidiary of TechnipFMC;

–	“FMCTI Merger Consideration” designates, subject to the terms and conditions of the Business Combination Agreement, at the FMCTI Merger Effective Time, the exchange of each FMCTI Share, other than the FMCTI excluded Shares for 1.00 TechnipFMC Share;

–	“FMCTI Merger Effective Time” designates the effective time of the FMCTI Merger;

–	“FMCTI Requisite Vote” designates the approval and adoption of the Business Combination Agreement and the FMCTI Merger by the holders of a majority of the outstanding FMCTI Shares entitled to vote thereon;

–	“FMCTI Shares” designates the shares of common stock of FMCTI;

–	“FMCTI Special Meeting” designates the meeting of FMCTI stockholders (together with any adjournments or postponements thereof);

–	“French Tax Ruling” designates the ruling to be issued by the French tax authorities following the filing by Technip, FMCTI and TechnipFMC, prior to the Closing Date, of a tax ruling request (demande d’agrément) with the French Ministry of Budget, in accordance with the provisions of Articles 210 B-3, 210 C-2 and 1649 nonies of the French Tax Code;

–	“IFRS” designates International Financial Reporting Standards as issued by the International Accounting Standards Board;

–	“IRS” designates the U.S. Internal Revenue Service;

–	“Mergers” designates the FMCTI Merger and the Technip Merger;

–	“MINEFI” designates the French Ministère de l’Economie, des Finances et de l’Industrie;

–	“MOU” designates the memorandum of understanding entered into by and among Technip, FMCTI and TechnipFMC on May 18, 2016;

–	“NYSE” designates the New York Stock Exchange;

–	“Offshore” designates offshore platforms and equipments;

–	“Onshore” designates onshore facilities;

–	“Registration Statement” designates the registration statement on Form S-4, which was declared effective by the SEC on October 24, 2016 and which may be further amended or supplemented from time to time;

–	“SEC” designates the U.S. Securities and Exchange Commission;

–	“Subsea” designates subsea infrastructures;

–	“Technip Change in Recommendation” designates the determination by the Technip board either to make no recommendation for the Technip Merger, or to withdraw, modify or qualify its recommendation for the Technip Merger in a manner that is adverse to FMCTI;

–	“Technip Merger” designates the merger of Technip with and into TechnipFMC, with TechnipFMC continuing as the surviving entity;

–	“Technip Merger Consideration” designates, subject to the terms and conditions of the Business Combination Agreement, at the Technip Merger Effective Time, the exchange of each Technip Share, other than the Technip Shares held in the treasury of Technip or owned by Technip or its direct or indirect wholly owned subsidiaries, for 2.00 TechnipFMC Shares;

–	“Technip Merger Effective Date” designates the date of completion of the Technip Merger;

–	“Technip Merger Effective Time” designates the effective time of the Technip Merger;

–	“Technip Merger Order” designates the order of the English Court fixing the exact time and date of the Technip Merger Effective Time;

–	“Technip Requisite Vote” designates (i) the removal of the double voting rights attached to the Technip Shares continuously held in registered form by the same stockholders for a minimum of two years by a vote of the holders of at least two-thirds of the voting rights attached to the Technip Shares carrying double voting rights present at a special meeting of their holders at which at least one-third of the Technip Shares carrying double voting rights are represented and (ii) the approval of the merger terms relating to the Technip Merger by a vote of the holders of at least two-thirds of the voting rights attached to the Technip Shares present at a meeting of the stockholders of Technip at which at least 25% of the Technip Shares are represented;

–	“Technip Exchange Ratio” designates the share exchange ratio as calculated for the purposes of the Technip Merger;

–	“Technip Shares” designates the ordinary shares of Technip;

–	“Technip Stock Option” designates an option to purchase Technip Shares;

–	“Technip Stock Plans” designates the employee and director stock plans of Technip;

–	“TechnipFMC Articles” designates the articles of association of TechnipFMC;

–	“TechnipFMC US Merger Sub, LLC” designates an indirect wholly owned subsidiary of FMCTI;

–	“TechnipFMC Shares” designates the ordinary shares of TechnipFMC with a nominal value of $1.00 per share;

–	“Temporary Regulations” designates certain rules issued by the IRS and U.S. Department of the Treasury on April 4, 2016;

–	“Termination Date” designates July 18, 2017, subject to extension as provided in the Business Combination Agreement;

–	“Third Country Rule” designates a rule included in the Temporary Regulations that generally provides that, if (i) there is an acquisition of a domestic company by a foreign acquiring company in which the Section 7874 Percentage is at least 60%, and (ii) in a related acquisition, such foreign acquiring company acquires another foreign corporation and the foreign acquiring company is not subject to tax as a resident in the foreign country in which the acquired foreign corporation was subject to tax as a resident prior to the mergers, then the foreign acquiring company will be treated as a U.S. domestic corporation for U.S. federal income tax purposes;

–	“U.K. Merger Regulations” designates Regulation 16 of the Companies (Cross-Border Mergers) Regulations 2007 (as amended);

–	“U.S. IRC” designates the U.S. Internal Revenue Code of 1986, as amended; and

–	“U.S. Prospectus” designates the joint proxy statement of FMCTI and prospectus of TechnipFMC filed with the SEC on August 10, 2016, amended on September 19, 2016 and October 11 and 21, 2016 and as may be further amended or supplemented from time to time.

NOTICE TO U.S. INVESTORS

In addition to this Information Document prepared by Technip in connection with the proposed transaction, TechnipFMC has filed with the SEC the Registration Statement, which was declared effective by the SEC, and Technip has made, and will make, filings from time to time with the SEC. U.S. INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors can obtain free copies of the Registration Statement and other documents filed with the SEC through the website maintained by the SEC at www.sec.gov. In addition, investors can obtain free copies of documents filed with the SEC by Technip and of the Registration Statement on Technip’s website at www.technip.com.

Certain financial information (including certain pro forma financial information of TechnipFMC) that is included in this Information Document has been prepared on the basis of, or in accordance with, International Financial Reporting Standards adopted by the European Union and, therefore, may not be comparable to financial information of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. U.S. investors should consult the Registration Statement for additional financial information.

Neither the SEC nor any U.S. state securities commission has approved or disapproved the proposed transaction, or passed comment upon the adequacy or completeness of this Information Document. Any representation to the contrary is a criminal offence in the United States.

FORWARD LOOKING STATEMENTS

This Information Document contains certain forward-looking statements that reflect Technip’s, FMCTI’s and/or, if the Mergers become effective, TechnipFMC’s views with respect to future events and financial performance.

These indications are sometimes identified by the use of the future tense, the conditional tense or prospective terms such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions or, if applicable, the negative form of these same terms, or any other similar terminology or variant. These statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, no undue reliance should be placed on these statements. Factors that could cause actual results to differ materially from those in these statements include, but are not limited to, risks and uncertainties detailed in the section entitled “Risk Factors” of this Information Document. Such information is not historical data and must not be interpreted as a guarantee that the facts and data set forth will be fulfilled. Such information is based on data, hypotheses and estimates considered reasonable.

The forward-looking statements made in this Information Document are liable to change or to be amended due to uncertainties related in particular to the economic, financial, competitive and regulatory environment facing TechnipFMC. Such forward-looking statements are set forth in different sections of this Information Document and contain information relating to TechnipFMC's intentions, estimates and objectives concerning in particular the market in which it will operate, its strategy, growth, results, financial situation, cash resources and forecasts.

By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances which may or may not occur in the future. Forward-looking statements are not guarantees of future performance. The forward-looking statements contained in this Information Document are provided solely as of the date of this Information Document. TechnipFMC will operate in a competitive environment that is constantly evolving. TechnipFMC’s management cannot therefore foresee all of the risks, uncertainties or other factors that may affect its activity, their potential impact on its activity or the extent to which the materialization of a risk or of a combination of risks could have results significantly different from those mentioned in any forward-looking information, it being noted that none of these forward-looking statements constitute a guarantee of actual future results.

Key risks, uncertainties and other factors that could cause actual results to differ from those expected are set out more fully in the section entitled “Risk Factors” of this Information Document. Investors should specifically and carefully consider these factors, which could cause actual results to differ from expected results, before making an investment decision.

DOCUMENTS INCORPORATED BY REFERENCE

This Information Document incorporates by reference the Technip 2015 Reference Document, filed with the Autorité des marchés financiers on March 16, 2016, under No. D.16-0149 (the “Technip 2015 Reference Document”), excluding (i) sections 1.1, 1.3 and 1.4 of the Technip 2015 Reference Document entitled “Key Figures”, “Presentation of the Group, its Business Environment and Project Strategy” and “Description of the Group’s Activities” (from and including page 4 to page 5, page 10 to page 13 and page 13 to page 19, respectively) (ii) section 5.1 of the Technip 2015 Reference Document entitled “Technip Business in 2015” (from and including page 179 to page 197) and (iii) Technip’s individual and consolidated financial statements for 2015 (from and including page 201 to page 283).

A free translation in the English language of the Technip 2015 Reference Document is available on Technip's website (www.technip.com). This translation is available for information purposes only and is not incorporated by reference in this Information Document. The only binding version is the French language version.

SUMMARY OF THE INFORMATION DOCUMENT

This summary should be read as an introduction to this Information Document.

Any decision made to invest in the securities that are subject to the Technip Merger must be based on an exhaustive examination of this Information Document.

When legal proceedings concerning the information contained in this Information Document are brought before a court, the investor plaintiff may, depending on the national legislation of the European Union Member States or of countries party to the agreement on the European Economic Area, have to pay the costs incurred by the translation of this Information Document prior to the start of any court proceedings.

The individuals who presented this summary have no civil liability unless the content of the summary is misleading, inaccurate or in contradiction with other sections of this Information Document or if it fails to provide, when taken in combination with the other sections of this Information Document, the essential information required to help investors when considering making an investment in these financial securities.

Presentation of the Companies
Absorbing Company in the Technip Merger

TechnipFMC is currently a wholly owned subsidiary of FMCTI. On December 9, 2015, TechnipFMC was incorporated under the laws of England and Wales as a private limited company with registered number 9909709 under the name FMC Technologies SIS Limited, for the purpose of entering into the Business Combination Agreement. On August 4, 2016, the legal name of TechnipFMC was changed to TechnipFMC Limited. TechnipFMC will be re-registered as TechnipFMC plc, a public limited company incorporated under the laws of England and Wales, prior to the Technip Merger Effective Time.

TechnipFMC has its registered office at c/o Legalinx Limited, 1 Fetter Lane, London, EC4A 1BR, United Kingdom. Prior to the Technip Merger Effective Time, the principal executive office of TechnipFMC will move to 1 St. Paul’s Churchyard, London EC4M 8AP, United Kingdom.

As of the date of this Information Document, TechnipFMC has an issued share capital of £50,001, divided into: (i) one ordinary share with a nominal value of £1.00 and carrying one vote, held by FMCTI (the “Subscriber Share”) and (ii) 50,000 non-voting redeemable shares each with a nominal value of £1.00 per share (the “Redeemable Shares”), held by FMCTI.

It is currently estimated that, following the Mergers, TechnipFMC will have an ordinary share capital equal to approximately 468,532,945 U.S. dollars, divided into 468,532,945 TechnipFMC Shares each with a nominal value of 1.00 U.S. dollar.

As of the date of this Information Document, TechnipFMC does not beneficially own any FMCTI Shares or Technip Shares. Following the Mergers, TechnipFMC will be the holding company of the combined businesses of FMCTI and Technip, and it is expected that TechnipFMC Shares will be listed on the NYSE and Euronext Paris.

Following the Mergers, TechnipFMC will:

-       be a leader in Subsea, Surface and Onshore/Offshore, driven by technology and innovation;

-       build a comprehensive and flexible offering across each market from concept to project delivery and beyond; and

-       accelerate growth with a broader portfolio of solutions which will increase innovation, improve execution, reduce costs and enhance customer success.

Following Admission, it is expected that the structure chart of the group be as follows:

Presentation of the Companies

*Immediately following the consummation of the Mergers, it is expected that former Technip stockholders will own approximately 50.9% of TechnipFMC and former FMCTI stockholders will own approximately 49.1% of TechnipFMC, on a fully diluted basis, based on the respective capitalizations of FMCTI and Technip as of the date the parties entered into the MOU. FMCTI will be held by TechnipFMC through one or more wholly owned holding companies.

Operations and Principal Activities

TechnipFMC has been recently incorporated and has no operating history, except for those actions taken in furtherance to the Mergers, and no revenues.

Upon consummation of the Mergers, TechnipFMC’s business will be the business formerly operated by Technip and FMCTI, respectively, each as described below.

FMC Technologies, Inc.

FMCTI, a Delaware corporation, is a global market leader in subsea systems and a leading provider of technologies and services to the oil and gas industry. FMCTI, which became a standalone company in 2001, designs, manufactures and services technologically sophisticated systems and products, including subsea production and processing systems, surface wellhead production systems, high pressure fluid control equipment, measurement solutions and marine loading systems for the energy industry. As of June 30, 2016, FMCTI had approximately 15,500 full-time employees, comprised of approximately 4,800 in the United States and 10,700 in non-U.S. locations.

FMCTI operates under three reportable segments:

-       Subsea Technologies — designs and manufactures products and systems and provides services used by oil and gas companies involved in deepwater exploration and production of crude oil and natural gas. The core competencies of this segment are FMCTI’s technology and engineering expertise. FMCTI’s systems control the flow of crude oil and natural gas from producing wells. FMCTI specializes in offshore production systems and has manufacturing facilities near the world’s principal offshore oil and gas producing basins. FMCTI primarily markets its products through its own technical sales organization.

-       Surface Technologies — designs and manufactures products and systems and provides services used by oil and gas companies involved in land and offshore exploration and production of crude oil and natural gas. FMCTI designs, manufactures and supplies

Presentation of the Companies

technologically advanced wellhead systems and high pressure valves and pumps used in stimulation activities for oilfield service companies and provides flowback and wireline services for exploration and production companies in the oil and gas industry.

-      Energy Infrastructure — manufactures and supplies liquid and gas measurement and transportation equipment and systems to customers involved in the production, transportation and processing of crude oil, natural gas and petroleum-based refined products.

FMCTI Shares are listed on the NYSE under the symbol “FTI”.

The principal executive offices of FMCTI are located at 5875 N. Sam Houston Parkway W., Houston, Texas 77086, United States, and its telephone number at that address is +1 281 591 4000.

Technip S.A.

Technip, a French société anonyme, registered with the Paris Company and Commercial Register under number 589 803 261 RCS Paris, is the holding company of a world leader in project management, engineering and construction for the energy sector and offers a comprehensive portfolio of innovative solutions and technologies. As of June 30, 2016, the Technip group employed a workforce of approximately 32,000 people from 116 nationalities. Technip operates on five continents and in 45 countries. Technip’s production facilities (for flexible pipes and umbilicals), manufacturing yard, logistics bases and spoolbases are located in Angola, Brazil, Finland, France, Indonesia, Malaysia, Norway, the United Kingdom and the United States. As of June 30, 2016, Technip held an interest in or operated 23 vessels specialized in subsea rigid and flexible pipelines, subsea construction and diving support, five of which are under construction.

Technip possesses integrated capacity and recognized expertise in subsea infrastructures (“Subsea”), onshore facilities (“Onshore”) and offshore platforms (“Offshore”). Technip is active in two segments of the global oil and gas industry, Subsea and Onshore/Offshore, which are described as follows:

-      Subsea — provides integrated design, engineering, manufacturing and installation services for infrastructure and subsea pipe systems used in oil and gas production and transportation. Technip is considered as one of the world leaders in the Subsea construction sector. Technip’s focus on developing technologies allows Technip to offer its own technologies both as products and for installation processes.

-      Onshore/Offshore — covers all types of onshore facilities related to the production, treatment and transportation of oil and gas, as well as transformation with petrochemicals such as ethylene, polymers and fertilizers.

Technip Shares are listed on Euronext Paris under the symbol “TEC.PA”. Technip’s American Depositary Receipts are traded in the United States in the OTCQX marketplace of the OTC Markets Group.

The principal executive offices of Technip are located at 89 avenue de la Grande Armée, 75116 Paris, France, and its telephone number at that address is +33 1 47 78 24 00.

Forsys Subsea Limited

Forsys Subsea, a private limited company incorporated under the laws of England and Wales on June 1, 2015, is an affiliated company in the form of a 50/50 joint venture between FMCTI and Technip. Forsys Subsea combines the proprietary technologies of FMCTI and Technip to offer front-end engineering and design services aimed at identifying opportunities through new technologies, services and standardization of equipment to significantly reduce the cost of subsea field development and maximize well performance. The 2015 agreement between FMCTI and

Presentation of the Companies

Technip and the formation of Forsys Subsea also created an alliance with Technip and serves as the predecessor to the Mergers, and in part, the framework to a combined company.

TechnipFMC US Merger Sub, LLC

TechnipFMC US Merger Sub, LLC was formed under the laws of the State of Delaware on October 17, 2016 as a wholly owned indirect subsidiary of FMCTI. Prior to the Technip Merger Effective Time, FMCTI will contribute its entire interest in the entity that wholly owns TechnipFMC US Merger Sub, LLC to TechnipFMC, making TechnipFMC US Merger Sub, LLC a wholly owned indirect subsidiary of TechnipFMC. TechnipFMC US Merger Sub, LLC will not conduct any business operations other than those incidental to its formation and in connection with the transactions contemplated by the Business Combination Agreement.

The principal executive offices of TechnipFMC US Merger Sub, LLC are located at 5875 N. Sam Houston Parkway W., Houston, Texas 77086, United States, and its telephone number at that address is +1 281 591 4000.

Key Risks related to Technip, FMCTI and TechnipFMC and its Industry

Key risks relating to Technip, FMCTI and TechnipFMC and its industry are listed below:

-      Risk Factors Relating to the Mergers

•      Completion of the Mergers is subject to certain conditions, some of which are outside of the parties’ control, and if these conditions are not satisfied or waived, the Mergers will not be completed.

•      The Business Combination Agreement may be terminated if certain tax opinions are not received.

•      The Mergers will not be consummated until at least 21 days following the making of the Technip Merger Order and each of the parties will have limited rights to terminate the Business Combination Agreement during such period.

•      Failure to complete the Mergers could negatively impact the stock price and the future business and financial results of FMCTI and Technip.

•      The number of TechnipFMC Shares that Technip stockholders and FMCTI stockholders will receive respectively in the Technip Merger and the FMCTI Merger will be based on a fixed exchange ratio that will not be adjusted to reflect changes in the market value of Technip Shares or FMCTI Shares. Further, when Technip stockholders and FMCTI stockholders vote on the transactions contemplated in the Business Combination Agreement, they will not know the exact value of the TechnipFMC Shares that will be issued in connection with the Mergers. The value of the TechnipFMC Shares that Technip and FMCTI stockholders receive upon completion of the Mergers could vary based on changes in the market value of Technip Shares and FMCTI Shares

•      The trading of TechnipFMC Shares after completion of the Mergers may cause the market price of TechnipFMC Shares to fall.

•      The Business Combination Agreement contains provisions that restrict Technip’s and FMCTI’s ability to pursue alternatives to the Mergers and, in specified circumstances, could require Technip or FMCTI to pay the other party a termination fee of approximately $250 million or reimburse the other party for reasonable fees and expenses.

•      After the Mergers, stockholders of both companies will have a reduced ownership and voting interest in the combined company than they currently have and will exercise

Presentation of the Companies

        less influence over management.

•      Some of the conditions to the Mergers and termination rights may be waived by Technip or FMCTI without resoliciting Technip or FMCTI stockholder approval of the proposals approved by them.

•      Technip and FMCTI may have difficulty attracting, motivating and retaining executives and other key employees due to uncertainty associated with the Mergers.

•      Technip’s and FMCTI’s business relationships may be subject to disruption due to uncertainty associated with the Mergers.

•      In order to complete the Mergers, Technip and FMCTI must make certain governmental filings and obtain certain governmental authorizations, and if such filings and authorizations are not made or granted or are granted with conditions, completion of the Mergers may be jeopardized or the anticipated benefits of the Mergers could be reduced.

•      The respective opinions of Technip’s and FMCTI’s financial advisors will not reflect changes in circumstances between the signing of the MOU and completion of the Mergers.

•      The ruling to be requested from the French tax authorities in connection with the Technip Merger could be revoked in the future.

•      Creditors of Technip and holders of its outstanding debt capital markets instruments may bring an opposition proceeding against the Technip Merger which could be costly for TechnipFMC.

•      Certain Technip stockholders will lose double voting rights if the Mergers are consummated.

-      Risk Factors Relating to the Mergers That May Adversely Affect Holders of Technip Shares

•      The IRS may not agree that the Technip Merger is a tax-free reorganization.

-      Risk Factors Relating to the Combined Company Following Completion of the Mergers

•      The combined company may not realize the cost savings, synergies and other benefits that the parties expect to achieve from the Mergers.

•      Following completion of the Mergers, TechnipFMC may not be included in the S&P 500 or the CAC 40.

•      Technip and FMCTI will incur significant transaction and merger-related costs in connection with the Mergers.

•      Certain of the combined company’s debt instruments will require it to comply with certain covenants.

•      The market price of TechnipFMC Shares after the Mergers may be affected by factors different from those that may currently affect the market price of Technip Shares and FMCTI Shares.

•      TechnipFMC Shares to be received by Technip stockholders and FMCTI stockholders as a result of the Mergers will have rights different from the Technip Shares and FMCTI Shares they hold prior to the Effective Times of the Mergers.

Presentation of the Companies

•      The TechnipFMC Articles provide that the courts of England and Wales have exclusive jurisdiction to determine any and all disputes brought by a TechnipFMC stockholder (whether in its own name or in the name of TechnipFMC) against TechnipFMC and/or the TechnipFMC board of directors and/or any of the directors of TechnipFMC and it may be difficult to enforce judgements against TechnipFMC obtained in the U.S. or French courts.

•      The combined company’s inability to integrate recently acquired businesses or to successfully complete future acquisitions could limit its future growth or otherwise be disruptive to its ongoing business.

•      The combined company’s information technology systems may be vulnerable to hacker intrusion, malicious viruses and other cybercrime attacks, which may harm its business and expose the combined company to liability.

•      The combined company will be exposed to significant risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.

•      The IRS may not agree with the conclusion that TechnipFMC should be treated as a foreign corporation for U.S. federal tax purposes.

•      It is uncertain whether Section 7874 will impose an excise tax on gain recognized by certain individuals.

•      Future changes to U.S. and foreign tax laws could adversely affect TechnipFMC.

•      U.S. tax laws and/or IRS guidance could affect TechnipFMC’s ability to engage in certain acquisition strategies and certain internal restructurings.

•      Recent IRS proposed regulations and/or changes in laws or treaties could adversely affect the TechnipFMC group.

•      TechnipFMC may not qualify for benefits under the tax treaties entered into between the United Kingdom and other countries.

•      The effective tax rate that will apply to TechnipFMC is uncertain and may vary from expectations.

•      TechnipFMC and its subsidiaries will be subject to tax laws of numerous jurisdictions, and the interpretation of those laws is subject to challenge by the relevant governmental authorities.

•      French tax authorities may seek to treat TechnipFMC as tax resident in France.

•      TechnipFMC intends to operate so as to be treated exclusively as a resident of the United Kingdom for tax purposes, but the relevant tax authorities may treat it as also being a resident of another jurisdiction for tax purposes.

•      As an English public limited company, certain capital structure decisions may require stockholder approval which may limit TechnipFMC’s flexibility to manage its capital structure.

•      English law will require that TechnipFMC meet certain additional financial requirements before it declares dividends or repurchases shares following the Mergers.

•      Transfers of TechnipFMC Shares may be subject to U.K. stamp duty or U.K. stamp duty reserve tax (“SDRT”), which could potentially increase the cost of dealing in TechnipFMC Shares as compared to Technip or FMCTI Shares.

Presentation of the Companies

•      DTC and Euroclear Paris may not accept TechnipFMC Shares for deposit and clearing within their facilities or may cease to act as depository and clearing agencies for TechnipFMC Shares.

•      TechnipFMC’s actual financial positions and results of operations may differ materially from the unaudited pro forma financial data included in this Information Document.

•      The financial analyses and projections considered by FMCTI, Technip and their respective financial advisors may not be realized.

•      The combined company is exposed to foreign currency exchange risk.

•      The level of any dividend paid in respect of TechnipFMC Shares is subject to a number of factors, and there can be no assurance that TechnipFMC will pay dividends at the payout expected by the market level or at all.

•      Stockholders could be diluted in the future, which could also adversely affect the market price of TechnipFMC Shares.

•      The results of the United Kingdom’s referendum on withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and the business of the combined company, which could materially reduce the value of the TechnipFMC Shares.

•      TechnipFMC Shares will trade in Euros and in U.S. dollars.

•      Any future TechnipFMC dividends would be declared in U.S. dollars.

-      Risk Factors Relating to Technip’s Business

•      Technip is party to contracts that expose it to material risks, which could cause Technip to incur losses on its projects.

•      Unforeseen additional costs could reduce Technip’s margin on lump sum contracts.

•      New capital asset construction projects for vessels and plants are subject to risks, including delays and cost overruns, which could have a material adverse effect on Technip’s financial condition and results of operations.

•      Technip faces risks relating to subcontractors, suppliers and customers.

•      Technip depends on third-party IP providers.

•      Equipment or mechanical failure could impact project costs and negatively impact Technip’s financial results.

•      Technip’s operations could be impacted by terrorist acts, uprisings, wars or social unrest, whether nationally or internationally, and by the consequences of such events. Furthermore, a number of projects are located in countries where political, economic and social instability could disrupt Technip’s operations.

•      Technip’s operations may cause harm to persons and assets, which could damage Technip’s reputation or cause it to incur substantial costs.

•      Technip depends on the functioning of its information systems, which may not function or be subject to attack.

•      Technip may become the target of fraudulent acts.

Presentation of the Companies

•      The success of joint ventures or consortia in which Technip participates depends on the satisfactory performance of its partners’ obligations.

•      Technip has made, and may continue to make, certain acquisitions, the impact of which may be less favorable than anticipated, or may affect its financial position or prospects.

•      Technip may not be able to retain its key personnel or attract the qualified employees it may need to maintain and develop its know-how.

•      Technological progress may render the technologies used by Technip obsolete.

•      Increasing competitive pressure may continue to drive prices and could result in fewer contracts meeting Technip’s margin criteria.

•      A financial or economic crisis may impact the market for loans, letters of credit, bank guarantees and other guarantees necessary to Technip’s operations.

•      The decrease in available export credits and bank loans may render the financing of certain projects more difficult for Technip’s clients.

•      A reduction in investment in the oil industry could cause Technip’s projects to be postponed or cancelled, which could negatively affect Technip’s revenues and profits.

•      Technip’s operations may suffer from adverse weather conditions.

•      Technip’s current or former facilities are subject to environmental protection and industrial risk prevention regulations.

•      Climate change may adversely impact Technip’s operations and income.

•      Technip could be held responsible for occupational diseases of its employees.

•      Stricter regulations regarding national content and social standards may expose Technip to higher costs, liability and reputational damage.

•      Pirates endanger Technip’s maritime employees and assets.

•      Technip’s employees and operators are subject to air travel risks.

•      Changes in laws or regulations may have a negative impact on Technip’s business.

•      Changes in tax regulations or interpretations may negatively affect Technip’s tax position.

•      Technip may fail to effectively protect its intellectual property, resulting in a loss of its competitive advantage and revenues.

•      Technip may be involved in costly and burdensome legal proceedings with clients, partners, subcontractors, employees and tax or regulatory authorities.

•      Technip faces risks relating to the expected exit of the United Kingdom from the European Union.

•      Technip’s prior work in Iran related to certain past projects may be subject to U.S. sanctions, which could have an adverse impact on its business.

•      Technip is exposed to credit/counter-party risk.

•      Technip is exposed to liquidity risk.

Presentation of the Companies

•      Technip is exposed to currency risk, interest rate risk, commodity risk and other market risks.

•      Technip’s insurance coverage may prove inadequate.

•      Technip’s risk management policies and procedures may fail.

-      Risk Factors Relating to FMCTI’s Business

•      Demand for FMCTI’s products and services depends on oil and gas industry activity and expenditure levels, which are directly affected by trends in the demand for and price of crude oil and natural gas.

•      Disruptions in the political, regulatory, economic and social conditions of the countries in which FMCTI conducts business could adversely affect its business or results of operations.

•      The industries in which FMCTI operates or has operated exposes it to potential liabilities arising out of the installation or use of its products that could adversely affect its financial condition.

•      FMCTI’s operations require it to comply with numerous U.S. and international regulations, violations of which could have a material adverse effect on its financial condition, results of operations or cash flows.

•      Compliance with environmental laws and regulations may adversely affect FMCTI’s business and results of operations.

•      FMCTI may lose money on fixed-price contracts.

•      Disruptions in the timely delivery of FMCTI’s backlog could affect its future sales, profitability, and its relationships with its customers.

•      Due to the types of contracts FMCTI enters into, the cumulative loss of several major contracts or alliances may have an adverse effect on its results of operations.

•      Increased costs of raw materials and other components may result in increased operating expenses and adversely affect FMCTI’s results of operations or cash flows.

•      A failure of FMCTI’s information technology infrastructure could adversely impact its business and results of operations.

•      FMCTI’s success depends on its ability to implement new technologies and services.

•      Uninsured claims and litigation against FMCTI, including intellectual property litigation, could adversely impact FMCTI’s financial condition, results of operations or cash flows.

•      A deterioration in future expected profitability or cash flows could result in an impairment of FMCTI’s recorded goodwill.

•      A downgrade in FMCTI’s debt rating could restrict its ability to access the capital markets.

•      FMCTI’s industry is undergoing consolidation that may impact its results of operations.

•      FMCTI’s businesses are dependent on the continuing services of certain of its key managers and employees.

Presentation of the Companies
Key Risks Related to the Shares

The main risks related to the TechnipFMC Shares are the following:

-      No trading market currently exists for TechnipFMC Shares.

-      There has been no prior public market for TechnipFMC Shares, and the market price of TechnipFMC Shares may be volatile.

-      TechnipFMC’s maintenance of two exchange listings may adversely affect liquidity in the market for TechnipFMC Shares and result in pricing differentials of TechnipFMC Shares between the two exchanges.

Key Pro Forma Financial Information

The unaudited pro forma condensed combined financial information, which we refer to as the pro forma financial statements, give effect to the Mergers to be accounted for under the acquisition method of accounting in accordance with International Financial Reporting Standard 3 “Business Combinations” (“IFRS 3”), with Technip identified as the accounting acquirer.

The unaudited pro forma condensed combined statements of income have been prepared to give effect to the Mergers as if they had been completed on January 1, 2015. The unaudited pro forma condensed combined statement of financial position has been prepared to give effect to the Mergers as if they had been completed on June 30, 2016.

The unaudited pro forma condensed combined financial statements are based on the historical consolidated financial position and results of operations of Technip and FMCTI. The unaudited pro condensed combined forma financial statements should be read in conjunction with the information contained in the sections entitled “The Mergers,” “Selected Historical Consolidated Financial Data For Technip” and “Selected Historical Consolidated Financial Data For FMCTI” of this Information Document , the section “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations Of Technip” included in the Registration Statement and the historical consolidated financial statements and related notes appearing elsewhere, or incorporated within, this Information Document.

The unaudited pro forma condensed combined information, which has been produced for illustrative purposes only, by its nature addresses a hypothetical situation and therefore does not represent the combined company’s actual financial position or results.

	As of and for the six months ended June 30, 2016	As of and for the year ended December 31, 2015
	(In millions of U.S. dollars, except per share data)
Revenues	7,145.0	17,865.5
Gross Margin	1,255.1	2,886.1
Operating Income / (Loss) from Recurring Activities After Income / (Loss) of Equity Affiliates	544.8	1,367.8
Net income/(Loss) for the year	241.4	167.9
Basic Earnings per Share	0.52	0.33
Diluted Earnings per Share	0.52	0.32
Total equity attributable to Shareholders of the Parent Company	12,440.5	not disclosed
Cash and Cash equivalents	4,025.3	not disclosed
Order intake	3,900.9	13,149.5
Backlog	18,411.5	22,831.1

Main Characteristics of the Technip Merger
The Mergers

The Business Combination Agreement provides for two mergers, which will occur in immediate succession:

-      The merger of Technip with and into TechnipFMC in a cross-border merger by absorption, within the meaning of the Directive 2005/56/EC of the European Parliament and the Council of October 26, 2005 on cross-border mergers of limited liability companies, with TechnipFMC as the surviving entity, the Technip Merger; and

-      The merger of TechnipFMC US Merger Sub, LLC, a Delaware limited liability company and, at the relevant time, a wholly-owned indirect subsidiary of TechnipFMC, with and into FMCTI, with FMCTI surviving as a wholly-owned indirect subsidiary of TechnipFMC, the FMCTI Merger.

Reasons for and Objectives of the Mergers

TechnipFMC will combine Technip’s innovative systems and solutions, state of the art assets, engineering strengths and project management capabilities with FMCTI’s leading technology, manufacturing and service capabilities. Together, TechnipFMC will engage with customers earlier in the development process to design, deliver and install more comprehensive solutions, redefining the production and transformation of hydrocarbons.

The combined company allows for a simplified, go-to-market strategy that spans from individual products or services to fully integrated solutions. With a single interface to ensure seamless execution, the combined company will significantly reduce the cost of development for customers for both new and existing fields.

The combined company will leverage both FMCTI’s and Technip’s competencies to accelerate technology innovation, integrate and improve project execution and reduce costs for customers. It will expand on competencies in digital life-of-field and data management services to reduce maintenance and enhance production.

The combined company expects its global reach, flexibility, advanced engineering capabilities, and distinctive technologies and competencies will position it as a global industry leader. Bringing together the two companies’ common cultures, talented employees and customer portfolios is also expected to drive profitable growth and value creation.

TechnipFMC expects to achieve pretax cost synergies of approximately $200 million in 2018, and of at least $400 million in 2019 and thereafter. These cost synergies are in addition to the cost saving to be delivered through the plans that the two companies have separately announced previously. The cost synergies are primarily related to supply chain efficiencies, real estate, infrastructure optimization and other corporate and organizational efficiencies. In addition, revenue synergies are expected to be achieved from the integrated subsea project execution model.

Values of the Assets Legally Transferred as part of the Technip Merger

At the Technip Merger Effective Time, all of the assets and liabilities (including all property and rights) of Technip shall be legally transferred to TechnipFMC. These assets and liabilities are indicated as of 31 December 2015 in the Technip individual accounts prepared in accordance with French GAAP.

On the basis of the Estimated Technip Balance Sheet under French GAAP, the provisional net book value of the transferred assets is estimated at €5,752.2 million and the provisional net book value of the assumed liabilities is estimated at €2,794.2 million, i.e. provisional net assets estimated at €2.662.2 million, after applying a 10% discount.

The final net book value of the assets and liabilities legally transferred to TechnipFMC and, as a consequence, the resulting net asset value contributed, will be determined based on the final accounts of Technip as of the Technip Merger Effective Time, which will be approved by the board of directors of TechnipFMC within three months after the Technip Merger Effective Time (the “Definitive Technip Accounts”). The Definitive Technip Accounts will be prepared in accordance with French GAAP.

From an accounting perspective, there is no transfer to TechnipFMC of the assets and liabilities of Technip. On the contrary, from an accounting perspective, the assets and liabilities of TechnipFMC will be transferred to Technip since the accounting under IFRS for the Technip Merger reverses the legal transaction and therefore the individual accounts of TechnipFMC will reflect the historical carrying values determined in accordance with IFRS of Technip’s assets and liabilities.

Technip Exchange Ratio	At the Technip Merger Effective Time, each Technip Share, other than (i) Technip Shares held in treasury by Technip or (ii) otherwise owned by Technip or its direct or indirect wholly owned subsidiaries (the “Technip Excluded Shares”), will be exchanged for 2.00 TechnipFMC Shares (the “Technip Exchange Ratio”).

Main Characteristics of the Technip Merger

In addition, at the FMCTI Merger Effective Time each FMCTI Share, other than FMCTI Shares held in the treasury of FMCTI or owned by TechnipFMC, TechnipFMC US Merger Sub, LLC or any direct or indirect wholly owned subsidiaries of FMCTI, but not including any FMCTI Shares that are held in a grantor trust for the benefit of FMCTI service providers, will be exchanged for 1.00 TechnipFMC Share (the “FMCTI Exchange Ratio”).

Based on the respective capitalization of Technip and FMCTI as of the date the parties entered into the MOU, immediately following consummation of the Mergers, it is expected that former Technip stockholders will own approximately 50.9% of TechnipFMC and former FMCTI stockholders will own approximately 49.1% of TechnipFMC, on a fully diluted basis.

Assessment of the Technip Exchange Ratio

Given the negligibility of the fair value of TechnipFMC (prior to the Mergers) compared to the respective fair values of Technip and FMCTI, the Technip Exchange Ratio was fixed taking into account (i) the FMCTI Exchange Ratio (together with the Technip Exchange Ratio, the “Exchange Ratios”) and (ii) the respective fair values of Technip and FMCTI.

While the Exchange Ratios are the result of a negotiation between Technip and FMCTI, they are underpinned by multiple factors weighted by the boards of directors of Technip and FMCTI including a multi-criteria approach based on customary and appropriate valuation methodologies for the contemplated transaction.

The financial analyses considered by Technip’s board of directors took into account the oil field services industry specificities as well as Technip and FMCTI intrinsic characteristics including the different intrinsic natures of the businesses and the relative risks of the business cash flows and mainly include, among others, the following valuation methodologies:

-      Historical exchange ratio: review of the relative market capitalizations of Technip and FMCTI and of weighted historical average prices over various periods, both in the short- and long-term, until the date of approval of the execution of the MOU;

-      Spot exchange ratio: this ratio was crosschecked with implied short- and long-term trading multiples of both companies vs. a universe of comparable companies;

-      Financial Contribution Analysis: analysis of the implied equity contribution of Technip and FMCTI to the pro forma combined company using specific historical and estimated future financial metrics for Technip and FMCTI; and

-      Discounted Cash Flow Analysis: comparison of the equity value derived for each of Technip and FMCTI based on the actualization of respective projected free cash flows and terminal value; then computation of the implied relative equity contribution to the pro forma combined company based on resulting discounted cash flow analyses.

For each of the analyses, value creation for shareholders and benefits of potential synergies were also taken into account.

Consideration for the Assets Transferred as part of the Technip Merger

The Technip Exchange Ratio provides for the issuance of 2.00 TechnipFMC Shares in exchange for 1.00 Technip Share, other than Technip Excluded Shares. The Technip Exchange Ratio and is not subject to any adjustment thereafter.

At the Technip Merger Effective Time and by virtue of the Technip Merger, all outstanding Technip Shares held immediately prior to the Technip Merger Effective Time will be cancelled by operation of law and, in exchange thereof, TechnipFMC shall allot and issue TechnipFMC Shares credited as fully paid to the relevant centralized clearing system or settlement system to the benefit of Technip stockholders, on the basis of the Technip Exchange Ratio and otherwise on the terms and conditions set out in this Merger Agreement and the Business Combination Agreement.

Main Characteristics of the Technip Merger
Merger Premium or “Merger Reserve”

The excess of (a) the final net asset value over (b) the nominal value of the TechnipFMC Shares will constitute a merger premium.

For information purposes only, based on the Provisional Net Asset Value and the number of shares of Technip as of 31 August 2016 (122,336,890) excluding Technip Excluded Shares as of the date of 31 August 2016 (1,563,359), (i.e. 120,773,531), TechnipFMC would allot and issue 241,547,062 TechnipFMC Shares at the Technip Merger Effective Time, representing a share capital increase of $241,547,062 and leading to a merger premium of €2,447 million using a €/$ exchange rate of €1/$1.121.

If the final net asset value as at the Technip Merger Effective Time is higher than the Provisional Net Asset Value, the merger premium will be increased by an amount equal to such difference. Such adjustment will not impact the number of TechnipFMC Shares allocated in exchange of Technip Shares in connection with the Technip Merger.

If the final net asset value as at the Technip Merger Effective Time is lower than the Provisional Net Asset Value, the merger premium will be reduced by an amount equal to such difference. Such adjustment will not impact the number of TechnipFMC Shares allocated in exchange of Technip Shares in connection with the Technip Merger.

The merger premium arises as the assets and liabilities of Technip will be recorded at an amount greater than the nominal value of the TechnipFMC Shares. This merger premium will be described as a “merger reserve” or “other reserve” in TechnipFMC’s accounts and will not be available for distribution. It is anticipated that, following the Technip Merger Effective Time, TechnipFMC will capitalize such reserve by the allotment by TechnipFMC of a bonus share, which will be paid using such reserve, such that the amount of such reserve, so applied, less the nominal value of the bonus share, would be applied as share premium and accrue to TechnipFMC’s share premium account. Following such capitalisation, it is anticipated that TechnipFMC will seek to effect a reduction of share capital in order to create distributable profits to support the payment of possible future dividends or future share repurchases.

Allocation of Share Capital as a Result of the Mergers

As the date of this Information Document, 100% of the share capital of TechnipFMC is held by FMCTI.

As of September 30, 2016, to Technip’s knowledge, the breakdown of ownership of Technip’s share capital and voting rights is as follows:

	% of Share Capital	% of Voting Rights
Bpifrance Participations	6.16%	10.24%
Franklin Resources Inc. (1)	4.22%	3.93%
Blackrock Inc.	3.94%	3.67%
Oppenheimer Funds Inc.(2)	5.04%	4.69%
J.P. Morgan Chase and Company	4.93%	4.59%
Deutsche Bank AG	3.46%	3.22%
State Street Corporation	2.94%	2.74%
The Vanguard Group, Inc.	2.34%	2.18%
IFP Énergies nouvelles	2.31%	4.31%
Group Employees	2.75%	3.51%
Treasury Shares	2.54%	0.00%
Other	59.37%	56.92%
Total	100.00%	100.00%

Main Characteristics of the Technip Merger

(1) On October 10, 2016, Franklin Resources Inc., acting on behalf of its clients and funds under management informed Technip that, as of October 12, 2016, it holds 3.99% of Technip share capital and 3.62% of Technip voting rights.

(2) On October 12, 2016, Oppenheimer Funds Inc., acting on behalf of its clients and funds under management informed the AMF that, as of October 6, 2016, it holds 5.04% of Technip share capital and 4.58% of Technip voting rights.

At the Technip Merger Effective Time, none of the TechnipFMC stockholders will benefit from double voting rights following completion of the Mergers, even if (i) they were entitled to double voting rights as Technip stockholders and (ii) they hold their shares for at least two years or any other period of time, as the TechnipFMC Articles do not contain any provision establishing or grandfathering double voting rights.

As of June 30, 2016, to FMCTI’s knowledge, the breakdown of ownership of FMCTI’s outstanding shares and voting rights is as follows:

% of Outstanding Shares and Voting Rights
The Vanguard Group, Inc.	9.45%
First Eagle Investment Management, LLC	6.97%
State Street Corporation	5.73%
BlackRock, Inc.	4.65%
Other	73.20%
Total	100.00%

At the Technip Merger Effective Time, each Technip Share, other than (i) Technip Shares held in treasury by Technip or (ii) otherwise owned by Technip or its direct or indirect wholly owned subsidiaries, will be exchanged for 2.00 TechnipFMC Shares.

In addition, at the FMCTI Merger Effective Time each FMCTI Share, other than FMCTI Shares held in the treasury of FMCTI or owned by TechnipFMC, TechnipFMC US Merger Sub, LLC or any direct or indirect wholly owned subsidiaries of FMCTI, but not including any FMCTI Shares that are held in a grantor trust for the benefit of FMCTI service providers, will be exchanged for 1.00 TechnipFMC Share.

Request for Admission to Trading

Admission of all the shares to comprise the share capital of TechnipFMC after completion of the Mergers on Euronext Paris will be requested.

The conditions for the listing of the TechnipFMC Shares will be set by Euronext in a notice to be released no later than on the first day of trading of such shares.

Upon the opening of business on the first trading day after the Technip Merger Effective Time, TechnipFMC Shares will be traded on the listing line “FTI”.

The TechnipFMC Shares will be registered for issuance with the SEC and an application will also be made for the TechnipFMC Shares to be listed and traded on the NYSE.

Conditions Precedents	The obligations of the parties to consummate the Mergers, including the obligation of the parties to appear before the English Court to obtain the Technip Merger Order, are subject to the satisfaction or waiver by the

Main Characteristics of the Technip Merger
Applicable to the Mergers

parties of the following conditions at or prior to the making of the Technip Merger Order at the English Court:

-      the FMCTI stockholders’ approval and the Technip stockholders’ approval (including the approval of the removal of the double voting rights by the stockholders of Technip entitled to double voting rights);

-      the TechnipFMC Shares issuable in the Mergers shall have been authorized for listing on the NYSE and Euronext Paris, subject to official notice of issuance, and no governmental entity or self-regulatory organization shall have indicated in writing to any party that the TechnipFMC Shares will not be admitted to listing on the NYSE and Euronext Paris;

-      no governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law which is in effect and prohibits or makes illegal consummation of the transactions contemplated by the Business Combination Agreement in accordance with its terms;

-      the Registration Statement shall have been declared effective by the SEC under the Securities Act, and shall not be the subject of any stop order which is in effect suspending the effectiveness of the Registration Statement or any proceedings for that purpose;

-      all necessary approvals and consents of a competent regulator in the United Kingdom and/or France with respect to the Admission Prospectus shall have been obtained, and a “passport visa” with respect thereto shall have been granted by the relevant jurisdictions of the European Economic Area;

-      certain competition approvals designated by the parties shall have been obtained or any waiting periods thereunder shall have expired or been terminated;

-      all actions necessary to cause each of the Mergers to become effective (other than such actions that by their nature are to be taken at or after the Technip Merger Effective Time) shall have been taken by the parties;

-      the 30-day objection period for Technip’s creditors in France shall have expired or have been earlier terminated in accordance with applicable French law;

-      all required pre-merger certificates shall have been issued;

-      certain preliminary transactions shall have been completed; and

-      clearances from each of CFIUS and MINEFI shall have been obtained.

FMCTI and Technip received early termination of the waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) on June 24, 2016, which concluded the U.S. antitrust review. The U.S. Committee on Foreign Investment in the United States (“CFIUS”) determined on October 7, 2016 that there are no unresolved national security concerns with respect to the Mergers, and has concluded all actions under Section 721 of the Defense Protection Act of 1950 (as amended, the “DPA”) with respect to the Mergers. The Mergers have been authorized on October 24, 2016 by the MINEFI pursuant to articles L. 151-3 et seq. of the French Monetary and Financial Code relating to foreign investments in France. FMCTI and Technip have also received unconditional clearances from the competition authorities in India, Russia, Turkey and Mexico. FMCTI and Technip have completed, or will complete, the filing of applications and notifications to obtain the other required regulatory approvals.

The obligations of TechnipFMC and FMCTI to consummate the Mergers, including the obligations of TechnipFMC to appear before the English Court to obtain the Technip Merger Order, are subject to the satisfaction or waiver by TechnipFMC and FMCTI of each of the following additional conditions:

-      certain representations and warranties of Technip set forth in the Business Combination Agreement relating to the amount, authorization and ownership of the share capital of Technip shall be true and correct (except for de minimis inaccuracies) as of the date of the MOU and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date);

Main Characteristics of the Technip Merger

-      certain representations and warranties of Technip set forth in the Business Combination Agreement relating to organization, good standing and qualification, corporate authority and brokers shall be true and correct in all material respects as of the date of the MOU and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date);

-      each of the other representations and warranties of Technip set forth in the Business Combination Agreement shall be true and correct (disregarding all qualifications or limitations as to “material,” “Material Adverse Effect” (as defined in the section entitled “The Business Combination Agreement—Representations and Warranties” of this Information Document) and words of similar import set forth therein) as of the date of the MOU and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except, for purposes of this condition, where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (disregarding clause (b) of the definition of “Material Adverse Effect”) on Technip or, following the consummation of the transactions contemplated by the Business Combination Agreement, TechnipFMC;

-      Technip shall, in all material respects, have performed and complied with all obligations required to be performed or complied with by it under the MOU and the Business Combination Agreement;

-      at any time after the date of the MOU there shall not have occurred and be continuing any effect that, individually or in the aggregate (i) has had or would reasonably be expected to have a Material Adverse Effect on Technip or (ii) has had or would reasonably be expected to have a Material Adverse Effect on TechnipFMC following the FMCTI Merger Effective Time; provided, however, for purposes of clause (ii), no effect resulting from FMCTI or any of its subsidiaries or joint ventures (to the extent attributable to FMCTI or any of its subsidiaries or joint ventures) shall be considered in determining whether a Material Adverse Effect on TechnipFMC has occurred or would be reasonably likely to occur and, provided, further, for purposes of this condition, clause (b) of the definition of Material Adverse Effect shall not be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur; and

-      FMCTI shall have received a certificate dated as of the Closing Date executed by a duly authorized officer of Technip as to the satisfaction of the conditions set forth above.

The obligations of Technip to consummate the Mergers, including the obligations of Technip to appear before the English Court to obtain the Technip Merger Order are subject to the satisfaction or waiver by Technip of the following additional conditions:

-      certain representations and warranties of FMCTI relating to business activities of TechnipFMC and certain transactions entities and the amount, authorization and ownership of the share capital of FMCTI and TechnipFMC shall be true and correct (except for de minimis inaccuracies) as of the date of the MOU and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date);

-      certain representations and warranties of FMCTI relating to organization, good standing and qualification, due authorization of the share capital of TechnipFMC, corporate authority and brokers shall be true and correct in all material respects as of the date of the MOU and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and

Main Characteristics of the Technip Merger

       correct as of such earlier date);

-      each of the other representations and warranties of FMCTI and TechnipFMC set forth in the Business Combination Agreement shall be true and correct (disregarding all qualifications or limitations as to “material,” “Material Adverse Effect” and words of similar import set forth therein) as of the date of the MOU and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except, for purposes of this condition, where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (disregarding, for purposes of this condition, clause (b) of the definition of “Material Adverse Effect”) on FMCTI or, following the consummation of the transactions contemplated by the Business Combination Agreement, TechnipFMC;

-      FMCTI and TechnipFMC shall, in all material respects, have performed and complied with all obligations required to be performed or complied with by them under the MOU and the Business Combination Agreement;

-      at any time after the date of the MOU there shall not have occurred and be continuing any effect that, individually or in the aggregate, (i) has had or would reasonably be expected to have a Material Adverse Effect on FMCTI or (ii) has had or would reasonably be expected to have a Material Adverse Effect on TechnipFMC following the FMCTI Merger Effective Time; provided, however, for purposes of this clause (ii), no effect resulting from Technip or any of its subsidiaries or joint ventures (to the extent attributable to Technip or any of its subsidiaries or joint ventures) shall be considered in determining whether a Material Adverse Effect on TechnipFMC has occurred or would be reasonably likely to occur and, provided, further, for purposes of this condition, clause (b) of the definition of Material Adverse Effect shall not be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur;

-      Technip shall have received a certificate dated as of the Closing Date executed by duly authorized officers of FMCTI and TechnipFMC as to the satisfaction of the conditions set forth above; and

-       Technip shall have received the opinion of Darrois Villey Maillot Brochier (A.A.R.P.I.) as of the Closing Date to the effect that the Technip Merger will qualify for the intended French tax treatment contemplated by the Business Combination Agreement. Absent delivery of a ruling from the French tax authorities (the “French Tax Ruling”) in accordance with Articles 210 B-3, 210 C-2 and 1649 nonies of the French Tax Code (Code général des impôts) to ensure that the Technip Merger benefits from the favorable corporate income tax merger regime set forth in Article 210-A of the French Tax Code, Darrois Villey Maillot Brochier (A.A.R.P.I.) will not provide any opinion on the application of Article 210-A of the French Tax Code.

Effective Date of the Technip Merger for Accounting and Tax Purposes	The effective date of the Technip Merger for accounting purposes is the Technip Merger Effective Time. TechnipFMC has elected to report under IFRS according to which the Technip Merger is to be accounted for as if Technip was the transferee company so that the IFRS individual accounts of TechnipFMC will reflect the results of Technip preceding the Technip Merger Effective Time as if TechnipFMC’s IFRS individual accounts were a continuation of Technip’s individual accounts. Accordingly, the assets and liabilities, revenues and expenses of Technip will be recorded in the individual accounts of TechnipFMC at their historical carrying amounts in the individual accounts of Technip prepared in accordance with IFRS since TechnipFMC is the continuation of Technip for accounting purposes. As required by IFRS, comparative financial information will be presented and as a consequence, the assets and liabilities, revenues and expenses of Technip will be recorded as from the opening date of the earliest comparative period presented in the first individual accounts of TechnipFMC prepared following the completion of the Technip Merger (such opening date being 1 January 2016 assuming (i) the Technip Merger Effective Time is in 2017 and (ii) TechnipFMC chooses to draw-up only

Main Characteristics of the Technip Merger

one year of comparative financial information which is the minimum comparative information required to comply with IFRS).

The book value of the net assets of Technip will be recorded in TechnipFMC’s individual accounts and translated into the presentation currency of TechnipFMC, being U.S. dollars.

For French tax purposes, TechnipFMC and Technip intend to give the Technip Merger a retroactive effect as from 1 January 2017. As a consequence, all transactions conducted by Technip from that date will be considered for French income tax purposes as having been conducted by TechnipFMC and will be reported as such.

Conclusions of the Merger Appraisers on the Consideration for the Contributions

“This merger of the two groups is a medium-term strategic transaction, aimed at providing an offer that accelerates growth in the current context of a market at the bottom of the investment cycle due to the fall in oil prices. The aim is to immediately respond to the needs of oil companies in order to accelerate recovery then growth once the market has started to pick up again, such pick-up being expected to start in 2018 and then accelerate in 2019/2020.

The two parties have negotiated the financial terms and conditions of the merger and the governance of the new group at arm’s length, which reflect the agreement of a merger of equals.

The parity of 2 TechnipFMC shares for 1 Technip share retained will indeed lead to shareholders of Technip and of FMC Technologies, Inc. respectively holding approximately 51% and 49% of the new entity.

We have the following comments on these financial terms and conditions:

-      the exchange ratio falls within a fairly wide range based on the relevant criteria implemented;

-      the parity reflects the respective values of the two companies determined on the basis of their respective stock market prices, which are the structural externalization of several very different multiples, which can be explained by the differences between their activity profiles and by the risk perceived by the market;

-      the intrinsic analysis provided by the DCF method or the direct comparison of performance aggregates lead to highly variable parities within the multi-criteria approach, the parity adopted is close to the DCF criteria, stock market prices and the multiples approach.

We believe that these criteria provide a relevant reflection of the key characteristics of the two groups considered.

Due to gap between valuation multiple, the Transaction may lead to a dilution of the profits per share for the Technip shareholder.

We believe that this observation does not undermine the fairness of the exchange ratio adopted, as the two groups of shareholders may benefit from an improvement in the valuation multiples due to the combined profile of the new group.

In addition, the analyses of synergies carried out only identified cost savings. Any revenue synergies could also contribute to a significant improvement in the future results of the new entity.

On the sole basis of the costs synergies as identified and quantified by management of the two companies, the Operation would be accretive in terms of earnings per share starting 2018 for the two groups of shareholders.

In conclusion, we consider that the exchange ratio of 2 TechnipFMC shares for 1 Technip share is fair for the two groups of shareholders.”

1.	RISK FACTORS

Investors should carefully consider the risks described below, as well as the other information included in or incorporated by reference into this Information Document. The business of the combined company, as well as the respective businesses of Technip and FMCTI, as well as their respective financial condition or results of operations, could be materially adversely affected by any of these risks.

1.1.	Risk Factors Relating to the Mergers

Completion of the Mergers is subject to certain conditions, some of which are outside of the parties’ control, and if these conditions are not satisfied or waived, the Mergers will not be completed.

Closing of the Mergers is subject to certain conditions, including (i) Technip stockholders approvals (including the approval of Technip’s double voting rights stockholders), (ii) FMCTI stockholders approval, (iii) clearance from the competition authorities in the areas where the companies operate, (iv) the absence of any law, injunction, order or other judgment prohibiting the Mergers, (v) approval of the Admission Prospectus with respect to the TechnipFMC Shares, (vi) NYSE and Euronext Paris listing approvals for the TechnipFMC Shares, (vii) the expiration of a 30-day Technip creditor opposing period, (viii) subject to certain materiality exceptions, the accuracy of the other party’s representations and warranties in the Business Combination Agreement and performance by the other party of its obligations under the Business Combination Agreement, (ix) clearance from other regulatory authorities, and (x) delivery of pre-merger compliance certificate to the English Court and the Registrar of Companies in Paris. For a description of the Business Combination Agreement, see the section entitled “Summary of the Business Combination Agreement” of this Information Document.

The requirement to satisfy the foregoing conditions could delay completion of the Mergers for a significant period of time or prevent it from occurring. Any delay in completing the Mergers could cause the combined company not to realize some or all of the benefits that the parties expect the combined company to achieve if the Mergers are successfully completed within the expected timeframe. Further, there can be no assurance that the conditions to the closing of the Mergers will be satisfied or, so far as applicable, waived or that the Mergers will be completed.

In addition, if the Mergers are not completed on or before July 18, 2017 (subject to certain extension rights), either Technip or FMCTI may choose not to proceed with the Mergers. FMCTI and Technip may also terminate the Business Combination Agreement under certain specified circumstances, including, among others, in order to enter into an agreement with respect to a proposal that is determined by the FMCTI board of directors, in the case of a proposal to FMCTI, or the Technip board of directors, in the case of a proposal to Technip, to be superior to the Business Combination Agreement, subject to the terms and conditions of the Business Combination Agreement (including a requirement to negotiate in good faith with the other party for a specified period of time after receipt of such proposal to the extent the other party requests).

The Business Combination Agreement may be terminated if certain tax opinions are not received.

Pursuant to the Business Combination Agreement, each of FMCTI and Technip may terminate the transactions contemplated by the Business Combination Agreement prior to the Technip Merger Effective Time if either FMCTI has not received from Latham & Watkins LLP or Technip has not received from Davis Polk & Wardwell LLP an opinion to the effect that Section 7874 (as defined in the section entitled “The IRS may not agree with the conclusion that TechnipFMC should be treated as a foreign corporation for U.S. federal tax purposes” of this Information Document) should not apply in such a manner so as to cause TechnipFMC to be treated as a U.S. domestic corporation for U.S. federal income tax purposes as a result of the transactions contemplated by the Business Combination Agreement. The underlying facts as of the Technip Merger Effective Time may cause counsel to be unable to render the opinions which are the subject of the termination right, including as a result of fluctuations in the value of FMCTI Shares or Technip Shares, the value of certain assets held then by Technip or the amount of liabilities assumed in the Technip Merger. In addition, there may be changes in law (including IRS guidance) that may cause either counsel to be unable to render such opinions.

The Mergers will not be consummated until at least 21 days following the making of the Technip Merger Order and each of the parties will have limited rights to terminate the Business Combination Agreement during such period.

Under applicable U.K. regulations, the Technip Merger cannot become effective until a period of at least 21 days has elapsed following the issuance of the Technip Merger Order. To obtain the Technip Merger Order, each of TechnipFMC and Technip must appear at a hearing of the English Court, request the order pursuant to the U.K. Merger Regulations and affirm that all closing conditions under the Business Combination Agreement have been satisfied or waived (other than those that by their nature cannot be satisfied until consummation of the Mergers). During the minimum 21-day period preceding the Technip Merger Effective Time, each of the parties will have limited rights to terminate the Business Combination Agreement and to seek to terminate the effectiveness of the Technip Merger Order (and may be required to consummate the Mergers), notwithstanding the occurrence of circumstances that might otherwise cause certain closing conditions under the Business Combination Agreement to not be satisfied had such events occurred prior to the issuance of the Technip Merger Order. The parties have agreed in the Business Combination Agreement that following receipt of the Technip Merger Order, the parties will not take any action to modify, rescind or terminate the Technip Merger Order without the prior written consent of the other parties. However, if the Business Combination Agreement is terminated before the Technip Merger Effective Time but after receipt of the Technip Merger Order from the English Court, the parties have agreed to take action to eliminate the Technip Merger Order prior to the Technip Merger Effective Time. It cannot be assured that the English Court would give effect to a request to eliminate or amend the Technip Merger Order after the Technip Merger Order has been issued, and as a consequence there can be no guarantee that Technip, TechnipFMC and FMCTI would not be required to consummate the Mergers even if events were to occur that would have otherwise given the parties the right to terminate the Business Combination Agreement had such events occurred prior to the issuance of the Technip Merger Order. See the section entitled “Summary of the Business Combination Agreement—Structure and Effective Times” of this Information Document for more information.

Failure to complete the Mergers could negatively impact the stock price and the future business and financial results of FMCTI and Technip.

If the Mergers are not completed for any reason, including as a result of FMCTI stockholders failing to adopt the Business Combination Agreement, the ongoing businesses of FMCTI may be adversely affected and, without realizing any of the benefits of having completed the Mergers, FMCTI and Technip would be subject to a number of risks, including the following:

-      FMCTI may be required, under certain circumstances, to pay Technip a termination fee of approximately $250 million or reimburse Technip for certain fees and expenses;

-      Technip may be required, under certain circumstances, to pay FMCTI a termination fee of approximately $250 million or reimburse FMCTI for certain fees and expenses;

-      FMCTI and Technip are subject to certain restrictions on the conduct of their businesses prior to completing the Mergers, which may adversely affect their abilities to execute certain of their respective business strategies;

-      Technip and FMCTI have incurred and will continue to incur significant costs and fees associated with the proposed Mergers;

-      Technip and FMCTI may experience negative reactions from the financial markets, including negative impacts on their stock prices;

-      Technip and FMCTI may experience negative reactions from their customers, regulators and employees; and

-      matters relating to the Mergers (including integration planning) will require substantial commitments of time and resources by Technip and FMCTI management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to Technip and FMCTI as independent companies.

In addition, Technip and FMCTI could be subject to litigation related to any failure to complete the Mergers or related to any enforcement proceeding commenced against Technip, FMCTI or TechnipFMC to perform its obligations under the Business Combination Agreement. If the Mergers are not completed, these risks may materialize and may adversely affect Technip’s or FMCTI’s businesses, financial condition, financial results and stock price.

The number of TechnipFMC Shares that Technip stockholders and FMCTI stockholders will receive respectively in the Technip Merger and the FMCTI Merger will be based on a fixed exchange ratio that will not be adjusted to reflect changes in the market value of Technip Shares or FMCTI Shares. Further, when Technip stockholders and FMCTI stockholders vote on the transactions contemplated in the Business Combination Agreement, they will not know the exact value of the TechnipFMC Shares that will be issued in connection with the Mergers. The value of the TechnipFMC Shares that Technip and FMCTI stockholders receive upon completion of the Mergers could vary based on changes in the market value of Technip Shares and FMCTI Shares.

Upon completion of the Mergers, Technip stockholders will be entitled to receive 2.00 TechnipFMC Shares for each Technip Share that they own and FMCTI stockholders will be entitled to receive 1.00 TechnipFMC Share for each FMCTI Share that they own. Immediately following consummation of the Mergers, it is expected that former Technip stockholders will own approximately 50.9% of TechnipFMC and former FMCTI stockholders will own approximately 49.1% of TechnipFMC, on a fully diluted basis, based on the respective capitalizations of FMCTI and Technip as of the date the parties entered into the MOU. The market value of the TechnipFMC Shares that Technip stockholders and FMCTI stockholders will be entitled to receive respectively when the Technip Merger and FMCTI Merger are completed could vary significantly due to a change in the market value of Technip Shares and FMCTI Shares from the date the MOU was entered into, the date the Business Combination Agreement was entered into, the date of the U.S. Prospectus, the date of the Technip Extraordinary Stockholders’ meeting, the date of the FMCTI Special Meeting or the date of this Information Document. Because the exchange ratio will not be adjusted to reflect any changes in the market value of Technip Shares or FMCTI Shares, such market price fluctuations may affect the relative value that Technip stockholders and FMCTI stockholders will respectively receive at the Technip Merger Effective Time and at the FMCTI Merger Effective Time. Share price changes may result from a variety of factors, including changes in the business, operations or prospects of Technip or FMCTI, market assessments of the likelihood that the Mergers will be completed, the timing of the Mergers, regulatory considerations, governmental actions, general market and economic conditions, legal proceedings and other factors, each of which may be beyond the control of TechnipFMC, Technip or FMCTI.

The trading of TechnipFMC Shares after completion of the Mergers may cause the market price of TechnipFMC Shares to fall.

Following completion of the Mergers, TechnipFMC Shares are expected to be publicly traded on both the NYSE and Euronext Paris, enabling former FMCTI stockholders and former Technip stockholders to sell the TechnipFMC Shares they receive in the Mergers. Such sales of TechnipFMC Shares may take place promptly following the Mergers and could have the effect of decreasing the market price for TechnipFMC Shares owned by former FMCTI stockholders and Technip stockholders below the market price of the FMCTI Shares or Technip Shares owned by such FMCTI stockholders and Technip stockholders prior to completion of the Mergers.

The Business Combination Agreement contains provisions that restrict Technip’s and FMCTI’s ability to pursue alternatives to the Mergers and, in specified circumstances, could require Technip or FMCTI to pay the other party a termination fee.

Under the Business Combination Agreement, each of Technip, FMCTI and TechnipFMC is restricted, subject to certain exceptions, from soliciting, initiating, knowingly encouraging or facilitating, discussing or negotiating, or furnishing nonpublic information with regard to, any inquiry, proposal or offer for a competing Acquisition Proposal (as defined in the section entitled “Summary of the Business Combination Agreement—Acquisition proposals” of this Information Document) from any person or entity. If any party receives a competing acquisition proposal and such party’s board of directors determines (after consultation with such party’s financial advisors and legal counsel) that such proposal is more favorable to such party’s stockholders than the Mergers and the board of directors recommends such proposal to the stockholders, FMCTI and TechnipFMC, on the one hand, or Technip, on the other hand, would be entitled, upon complying with certain requirements, to terminate the Business Combination Agreement, subject to the terms of the Business Combination Agreement. Under such circumstances, the terminating party would be required to pay the other a termination fee equal to $250 million. Additionally, if the Business Combination Agreement is terminated by any party because of an uncured breach of the Business Combination Agreement by the other party that gives rise to the failure of certain conditions preventing the consummation of the Mergers, the party in breach would be required to reimburse the other for all reasonable fees and expenses incurred in connection with the Business Combination Agreement. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of either company from considering or proposing such an acquisition, even if such third party were prepared to enter into a transaction that would be more favorable to the companies and their respective stockholders than the Mergers. See the sections entitled “Summary of the Business Combination Agreement” and “Summary of the Business Combination Agreement—Expenses and Termination Fees” of this Information Document.

After the Mergers, stockholders of both companies will have a reduced ownership and voting interest in the combined company than they currently have and will exercise less influence over management.

Immediately following consummation of the Mergers, it is expected that former Technip stockholders will own approximately 50.9% of TechnipFMC and former FMCTI stockholders will own approximately 49.1% of TechnipFMC, on a fully diluted basis, based on the respective capitalizations of FMCTI and Technip as of the date the parties entered into the MOU. Consequently, former FMCTI stockholders will have a reduced ownership and will exercise less influence over the management and policies of the combined company than they currently have over the management and policies of FMCTI, and former Technip stockholders will have a reduced ownership and could exercise less influence over the management and policies of the combined company than they currently have over the management and policies of Technip. Moreover, following the favorable vote of the Technip stockholders entitled to double voting rights during the special meeting to be held on December 5, 2016, which is a condition to the parties’ respective obligations to consummate the Mergers, Technip stockholders will no longer benefit from double voting rights following completion of the Mergers.

In addition, pursuant to the terms of the Business Combination Agreement, following the closing, the TechnipFMC board of directors will initially be comprised of 14 directors, consisting of seven individuals designated by FMCTI prior to closing and seven individuals designated by Technip prior to closing. Except as otherwise permitted by applicable NYSE rules, the TechnipFMC board of directors will be comprised of a majority of directors who qualify as independent directors. Upon the closing of the Mergers, Thierry Pilenko, current Chairman and Chief Executive Officer of Technip, will serve as the Executive Chairman of the TechnipFMC board of directors, Douglas J. Pferdehirt, current President and Chief Executive Officer of FMCTI, will serve as the Chief Executive Officer and a director of TechnipFMC, FMCTI will designate the chairperson of each of the nominating and corporate governance committee and the compensation committee, Technip will designate the chairperson of each of the audit committee and the strategy committee, and each committee of the board will have an equal number of FMCTI and Technip appointed directors. Upon the closing of the Mergers, Thierry Pilenko will serve as chairman of the strategy committee.

Some of the conditions to the Mergers and termination rights may be waived by Technip or FMCTI without resoliciting Technip or FMCTI stockholder approval of the proposals approved by them.

Some of the conditions and termination rights set forth in the Business Combination Agreement may be waived by Technip or FMCTI and TechnipFMC, subject to certain limitations. If any conditions or termination rights are waived, FMCTI and Technip will evaluate whether amendment of the U.S. Prospectus and resolicitation of proxies would be warranted. Subject to applicable law, if FMCTI and Technip determine that resolicitation of FMCTI’s or Technip’s stockholders is not warranted, the parties will have the discretion to complete the Mergers without seeking further Technip stockholder approval or FMCTI stockholder approval. No action by the FMCTI board of directors or Technip board of directors with respect to the Business Combination Agreement may adversely affect the stockholders of FMCTI or stockholders of Technip, respectively, or affect the consideration to be received by the stockholders of FMCTI or stockholders of Technip in the Mergers unless their respective stockholders approve such action.

Technip and FMCTI may have difficulty attracting, motivating and retaining executives and other key employees due to uncertainty associated with the Mergers.

TechnipFMC’s success after completion of the Mergers will depend in part upon the ability of TechnipFMC to retain key employees of Technip and FMCTI. Competition for qualified personnel can be intense. Current and prospective employees of Technip or FMCTI may experience uncertainty about the effect of the Mergers, which may impair Technip’s and FMCTI’s ability to attract, retain and motivate key management, sales, marketing, technical and other personnel prior to and following the Mergers. Employee retention may be particularly challenging during the pendency of the Mergers, as employees of Technip and FMCTI may experience uncertainty about their future roles with the combined company.

In addition, pursuant to change-in-control provisions in FMCTI’s and Technip’s executive severance and employment agreements, certain key employees of FMCTI and Technip are entitled to receive severance payments upon certain terminations of employment. Certain key FMCTI and Technip employees potentially could terminate their employment following specified circumstances set forth in the applicable executive severance or employment agreement, including certain changes in such key employees’ title, status, authority, duties, responsibilities or compensation, and be entitled to receive severance. Such circumstances could occur in connection with the Mergers as a result of changes in roles and responsibilities.

While FMCTI and Technip may employ the use of certain retention programs, there can be no guarantee that they will prove to be successful. If key employees of Technip or FMCTI depart, the integration of the companies may be more difficult and the combined company’s business following the Mergers may be harmed. Furthermore, the combined company may have to incur significant costs in identifying, hiring, training and retaining replacements for departing employees and may lose significant expertise and talent relating to the businesses of Technip or FMCTI, and the combined company’s ability to realize the anticipated benefits of the Mergers may thus be adversely affected. In addition, there could be disruptions to or distractions for the workforce and management associated with activities of labor unions or works councils or integrating employees into the combined company. Accordingly, no assurance can be given that TechnipFMC will be able to attract or retain key employees of Technip and FMCTI to the same extent that those companies have been able to attract or retain their own employees in the past.

Technip’s and FMCTI’s business relationships may be subject to disruption due to uncertainty associated with the Mergers.

Companies with which Technip or FMCTI do business may experience uncertainty associated with the Mergers, including with respect to current or future business relationships with Technip, FMCTI or the combined company. Technip’s and FMCTI’s business relationships may be subject to disruption as customers, distributors, suppliers, vendors and others may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than Technip, FMCTI or the combined company. These disruptions could have an adverse effect on the businesses, financial condition, results of operations or prospects of the combined company, including an adverse effect on the combined company’s ability to realize the anticipated benefits of the Mergers. The risk and adverse effect of such disruptions could be exacerbated by a delay in completion of the Mergers.

In order to complete the Mergers, Technip and FMCTI must make certain governmental filings and obtain certain governmental authorizations, and if such filings and authorizations are not made or granted or are granted with conditions, completion of the Mergers may be jeopardized or the anticipated benefits of the Mergers could be reduced.

Although Technip and FMCTI have agreed in the Business Combination Agreement to use their reasonable best efforts to make certain governmental filings and obtain the required governmental authorizations or termination of relevant waiting periods, as the case may be, there can be no assurance that the relevant waiting periods will expire or that the relevant authorizations will be obtained. In addition, certain of the governmental authorities from which these authorizations are required have broad discretion in administering the governing regulations.

Prior to their authorization of the Mergers, these governmental authorities may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of TechnipFMC’s business after completion of the Mergers. There can be no assurance that regulators will not impose conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of delaying completion of the Mergers or imposing additional material costs on or materially limiting the revenues of TechnipFMC following the Mergers, or otherwise adversely affecting, including to a material extent, TechnipFMC’s strategic plans and its businesses and results of operations after completion of the Mergers. In addition, there can be no assurance that these conditions, terms, obligations or restrictions will not result in the delay or abandonment of the Mergers.

The respective opinions of Technip’s and FMCTI’s financial advisors will not reflect changes in circumstances between the signing of the MOU and completion of the Mergers.

The Technip board of directors and FMCTI board of directors received opinions from their respective financial advisors in connection with their determinations to approve the MOU, the Business Combination Agreement, the Mergers and all other transactions contemplated by the Business Combination Agreement. However, Technip and FMCTI do not expect to receive updated opinions from their respective financial advisors prior to completion of the Mergers, and thus, the opinions do not speak as of the time of completion of the Mergers or as of any date other than the date of such opinions. Changes in the operations and prospects of Technip or FMCTI, general market and economic conditions and other factors that may be beyond the control of Technip or FMCTI and on which the financial advisors’ opinions were based may significantly affect the relative value of Technip and FMCTI and the prices of Technip Shares or FMCTI Shares by the time the Mergers are completed. As a result, the opinions will not address the fairness of the Technip Merger Consideration to be received by Technip stockholders or the FMCTI Merger Consideration to be received by FMCTI stockholders from a financial point of view at the time the Mergers are completed. For a description of the opinions that Technip and FMCTI received from their respective financial advisors, see the sections entitled “—Opinions of Rothschild and Goldman Sachs as Financial Advisors to Technip,” and “—Opinion of Evercore as Financial Advisor to FMCTI” of this Information Document.

In addition, in connection with the Technip Merger, Technip and TechnipFMC have obtained valuation reports from the merger appraisers appointed by the President of the Commercial Court of Paris in order to comply with English and French law requirements with respect to the cross-border merger which are available on the website of Technip (www.technip.com) and which may differ from the opinions of financial advisors received by the boards of directors of Technip and FMCTI.

The ruling to be requested from the French tax authorities in connection with the Technip Merger could be revoked in the future.

The French Tax Ruling will be requested from the French tax authorities to ensure that the Technip Merger benefits from the favorable corporate income tax merger regime set forth in Article 210-A of the French Tax Code. This tax regime mainly provides for a deferral of taxation of any capital gains that will be realized by Technip as a result of the transfer of all of its assets and liabilities to TechnipFMC. The granting of this tax ruling is not discretionary. French tax authorities are required by the French Tax Code to grant the tax ruling if they are satisfied that (i) the Technip Merger has a valid business purpose, (ii) the Technip Merger does not have tax fraud or tax evasion as one of its main objectives and (iii) France will retain the future right to tax any capital gains on the assets of Technip resulting from the Technip Merger that were deferred. The tax ruling will be based on a number of declarations and representations as to factual matters made by Technip to the French tax authorities. If any such declarations and representations are not true, the French tax authorities could refuse to grant the tax ruling or could revoke the tax ruling in the future. In addition, the granting of this tax ruling is subject to certain conditions, including an undertaking from TechnipFMC that it will maintain a permanent establishment in France to which the assets and liabilities of Technip (mainly shares in subsidiaries) can be attributed. The failure by TechnipFMC to comply with these conditions and, in particular, to maintain the required degree of substance at the level of such permanent establishment may cause the French tax authorities to revoke the tax ruling in the future.

Pursuant to the Business Combination Agreement, it is a condition to the parties’ obligations to consummate the Mergers that Technip receives a legal opinion, as of the Closing Date, of Darrois Villey Maillot Brochier A.A.R.P.I., French tax counsel to Technip, to the effect that the Technip Merger will qualify for the intended French tax treatment contemplated by the Business Combination Agreement. However, absent delivery of the French Tax Ruling, such legal opinion will not include any opinion with respect to the application of Article 210-A of the French Tax Code.

A decision by the French tax authorities to revoke the tax ruling would trigger the retroactive taxation of capital gains, which taxation was deferred at the time of the Technip Merger and would thus result in adverse tax consequences to TechnipFMC that could affect its results of operations and financial position.

Creditors of Technip and holders of its outstanding debt capital markets instruments may bring an opposition proceeding against the Technip Merger which could be costly for TechnipFMC.

As of the date of this Information Document, Technip has issued approximately €1.8 billion in aggregate principal amount of debt capital markets instruments in various tranches with differing maturities (collectively, the “Technip Bonds”), the majority of which are governed by French law. In accordance with French law, holders of each tranche of Technip Bonds are grouped in a bondholders’ assembly (masse) which must pass on certain transactions affecting the issuer of such bonds, including statutory mergers such as the Technip Merger. The Business Combination Agreement includes the requirement that Technip uses its reasonable best efforts to convene the bondholders’ assemblies under the Technip Bonds and hold such meetings prior to the Technip Merger. If the bondholders’ assemblies oppose the Technip Merger, then TechnipFMC and Technip will nevertheless proceed to consummate the Mergers as permitted under French law; however, the bondholders’ assemblies may appoint an agent to bring an opposition proceeding against the Technip Merger before the competent French court. The court may either reject such opposition or grant relief to the bondholders in the form of early redemption of the relevant bonds or the grant of security over certain of Technip’s assets in favor of such creditors. The French court may not stay the Mergers, but litigation could be costly and may distract management from realizing, or delay, the benefits of the Mergers. Protracted litigation with bond creditors, or the costs of compliance with any adverse court judgment, could be significant and could raise the cost of financing for the combined company. Creditors of Technip other than bondholders may also bring a similar opposition proceeding against the Technip Merger within 30 days following the publication of the proposed Technip Merger in an official French legal bulletin.

Certain Technip stockholders will lose double voting rights if the Mergers are consummated.

Technip’s by-laws provide that Technip stockholders who have held fully paid-up shares in registered form in their name for at least two years have the right to two votes for every share held. Double voting rights are automatically lost in the event that such shares are converted into bearer form or are transferred. Double voting rights can only be removed with stockholders approval at the special meeting of the Technip stockholders entitled to double voting rights to be held on December 5, 2016.

As of August 31, 2016, 12,274,470 shares carried double voting rights, representing approximately 10.03% of the share capital and approximately 18.24% of the voting rights in Technip.

A favorable vote of the Technip stockholders entitled to double voting rights during the special meeting of such holders is a condition of the Mergers. None of the TechnipFMC stockholders will benefit from double voting rights following completion of the Mergers, even if they hold their shares for at least two years or any other period of time, as the TechnipFMC Articles do not contain any provision establishing or grandfathering double voting rights. See the section entitled “Documents on Display” of this Information Document.

1.2.	Risk Factors Relating to the Mergers That May Adversely Affect Holders of Technip Shares

The IRS may not agree that the Technip Merger is a tax-free reorganization.

The Technip Merger is expected to qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. IRC for U.S. federal income tax purposes. In general, assuming the Technip Merger is so treated, U.S. holders of Technip Shares generally will not be subject to U.S. federal income taxation on the exchange of

Technip Shares for TechnipFMC Shares in the Technip Merger. See the section entitled “Material U.S. Federal Income Tax Considerations—Tax Consequences of the Technip Merger to U.S. Holders of Technip Shares” of this Information Document for a more detailed description of the U.S. federal income tax consequences of the Technip Merger. Moreover, there is no judicial or administrative authority that directly addresses the U.S. federal income tax treatment of a merger in the context of this transaction. However, it is not a condition to closing in the Business Combination Agreement that the Technip Merger qualify as a “reorganization” for U.S. federal income tax purposes, and none of FMCTI, Technip or TechnipFMC intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Technip Merger. Consequently, there is no guarantee that the IRS will treat the Technip Merger as such a reorganization. If the IRS successfully challenges the treatment of the Technip Merger as such a reorganization, adverse U.S. federal income tax consequences may result, including the recognition of taxable gain by U.S. holders of Technip Shares.

1.3.	Risk Factors Relating to the Combined Company Following Completion of the Mergers

The combined company may not realize the cost savings, synergies and other benefits that the parties expect to achieve from the Mergers.

The combination of two independent companies is a complex, costly and time-consuming process. As a result, the combined company will be required to devote significant management attention and resources to integrating the business practices and operations of Technip and FMCTI. The integration process may disrupt the business of either or both of the companies and, if implemented ineffectively, could preclude realization of the full benefits expected by Technip and FMCTI from the Mergers. The failure of the combined company to meet the challenges involved in successfully integrating the operations of Technip and FMCTI or otherwise to realize the anticipated benefits of the Mergers could cause an interruption of the activities of the combined company and could seriously harm its results of operations. In addition, the overall integration of the two companies may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of client relationships and diversion of management’s attention, and may cause the combined company’s stock price to decline. The difficulties of combining the operations of the companies include, among others:

-      managing a significantly larger company;

-      coordinating geographically separate organizations;

-      the potential diversion of management focus and resources from other strategic opportunities and from operational matters;

-      aligning and executing the strategy of the combined company;

-      retaining existing customers and attracting new customers;

-      maintaining employee morale and retaining key management and other employees;

-      integrating two unique business cultures, which may prove to be incompatible;

-      the possibility of faulty assumptions underlying expectations regarding the integration process;

-      consolidating corporate and administrative infrastructures and eliminating duplicative operations;

-      coordinating distribution and marketing efforts;

-      integrating information technology, communications and other systems;

-      changes in applicable laws and regulations;

-      managing tax costs or inefficiencies associated with integrating the operations of the combined company;

-      unforeseen expenses or delays associated with the Mergers; and

-      taking actions that may be required in connection with obtaining regulatory approvals.

Many of these factors will be outside of the combined company’s control and any one of them could result in increased costs, decreased revenues and diversion of management’s time and energy, which could materially impact the combined company’s business, financial condition and results of operations. In addition, even if the operations of Technip and FMCTI are integrated successfully, the combined company may not realize the full benefits of the Mergers, including the synergies, cost savings or sales or growth opportunities that Technip and FMCTI expect. These benefits may not be achieved within the anticipated time frame, or at all. As a result, Technip and FMCTI cannot assure their stockholders that the combination of Technip and FMCTI will result in the realization of the full benefits anticipated from the Mergers.

Following completion of the Mergers, TechnipFMC may not be included in the S&P 500 or the CAC 40.

FMCTI is currently a component of the Standard & Poor’s (“S&P”) 500 index and Technip is currently a component of the Cotation Assistée en Continu (“CAC”) 40 index. FMCTI and Technip intend that, following completion of the Mergers, TechnipFMC will be included in both the S&P 500 and the CAC 40. It is possible, however, that following completion of the Mergers, the S&P 500 and the CAC 40 will decline to include TechnipFMC in their indices. If TechnipFMC is not included in the S&P 500 or the CAC 40, institutional investors that are required to track the performance of the S&P 500 or the CAC 40, respectively, or the funds that impose those qualifications may be required to sell the TechnipFMC Shares they will own following completion of the Mergers, which could adversely affect the price and trading volume of TechnipFMC Shares.

Technip and FMCTI will incur significant transaction and merger-related costs in connection with the Mergers.

Technip and FMCTI have incurred and expect to incur a number of non-recurring direct and indirect costs associated with the Mergers. These costs and expenses include fees paid to financial, legal and accounting advisors, severance and other potential employment-related costs, including payments that may be made to certain Technip and FMCTI executives, filing fees, printing expenses and other related charges. Some of these costs are payable by Technip and FMCTI regardless of whether the Mergers are completed. There are also processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the Mergers and the integration of the two companies’ businesses. While both Technip and FMCTI have assumed that a certain level of expenses would be incurred in connection with the Mergers and the other transactions contemplated by the Business Combination Agreement and continue to assess the magnitude of these costs, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses.

There may also be additional unanticipated significant costs in connection with the Mergers that Technip and FMCTI may not recoup. These costs and expenses could reduce the realization of efficiencies and strategic benefits Technip and FMCTI expect TechnipFMC to achieve from the Mergers. Although Technip and FMCTI expect that these benefits will offset the transaction expenses and implementation costs over time, this net benefit may not be achieved in the near term or at all.

Certain of the combined company’s debt instruments will require it to comply with certain covenants.

These restrictions could affect its ability to operate its business and may limit its ability to react to market conditions or take advantage of potential business opportunities as they arise. For example, such restrictions could adversely affect the combined company’s ability to finance its operations, make strategic acquisitions, investments or alliances, restructure its organization or finance its capital needs. Additionally, the combined company’s ability to comply with these covenants and restrictions may be affected by events beyond its control such as prevailing economic, financial, regulatory and industry conditions. If it breaches any of these covenants or restrictions, the combined company could be in default under one or more of its debt instruments, which, if not cured or waived, could result in acceleration of the indebtedness under such agreements and cross defaults under its other debt instruments. Any such actions could result in the enforcement of its lenders’ rights and/or force the combined company into bankruptcy or liquidation, which could have a material adverse effect on the combined company’s business, financial condition and results of operations.

The market price of TechnipFMC Shares after the Mergers may be affected by factors different from those that may currently affect the market price of Technip Shares and FMCTI Shares.

Upon completion of the Mergers, holders of Technip Shares and FMCTI Shares will become holders of TechnipFMC Shares. TechnipFMC’s combined businesses following the Mergers will differ from those of Technip and FMCTI, respectively, prior to completion of the Mergers in important respects and, accordingly, after the Mergers, the market price of TechnipFMC Shares may be affected by factors different from those currently affecting the market price of Technip Shares and FMCTI Shares, separately.

TechnipFMC Shares to be received by Technip stockholders and FMCTI stockholders as a result of the Mergers will have rights different from the Technip Shares and FMCTI Shares they hold prior to the Effective Times of the Mergers.

Upon completion of the Mergers, the rights of former Technip stockholders and FMCTI stockholders who become stockholders of TechnipFMC will be governed by the TechnipFMC Articles, and by the laws of England and Wales. The rights associated with Technip Shares and FMCTI Shares are different from the rights associated with TechnipFMC Shares. Material differences between the rights of stockholders of FMCTI and stockholders of Technip and the rights of stockholders of TechnipFMC include differences with respect to, among other things, distributions, dividends, repurchases and redemptions, dividends in shares/bonus issues, preemptive rights, the election of directors, the removal of directors, the fiduciary and statutory duties of directors, conflicts of interests of directors, the indemnification of directors and officers, limitations on director liability, the convening of annual meetings of stockholders and special stockholder meetings, notice provisions for meetings, the quorum for stockholder meetings, the adjournment or postponement of stockholder meetings, the exercise of voting rights, stockholder action by written consent, stockholder suits, stockholder approval of certain transactions, rights of dissenting stockholders, anti-takeover measures and provisions relating to the ability to amend governing documents. See the section entitled “Comparison of Rights of Stockholders of FMCTI, Technip and TechnipFMC” of this Information Document.

The TechnipFMC Articles provide that the courts of England and Wales have exclusive jurisdiction to determine any and all disputes brought by a TechnipFMC stockholder (whether in its own name or in the name of TechnipFMC) against TechnipFMC and/or the TechnipFMC board of directors and/or any of the directors of TechnipFMC and it may be difficult to enforce judgments against TechnipFMC obtained in the U.S. or French courts.

The TechnipFMC Articles provide that the courts of England and Wales shall have exclusive jurisdiction to determine any and all disputes brought by a stockholder in that stockholder’s capacity (whether in its own name or in the name of TechnipFMC) as such against TechnipFMC and/or the TechnipFMC board of directors and/or any of the directors of TechnipFMC individually or collectively in connection with the TechnipFMC Articles or any non-contractual obligations arising out of or in connection with the TechnipFMC Articles. The rights of stockholders under Delaware law and stockholders under English law in relation to the bringing of stockholder suits differ in several significant respects. For a detailed discussion of these differences see the section entitled “Comparison of Rights of Stockholders of FMCTI, Technip and TechnipFMC” of this Information Document. In particular, under English law, the proper claimant for wrongs committed against TechnipFMC, including by the TechnipFMC directors, is considered to be TechnipFMC itself. English law only permits a stockholder to initiate a lawsuit on behalf of a company such as TechnipFMC in limited circumstances, and requires court permission to do so.

Because TechnipFMC is an entity incorporated under the laws of England and Wales, after the Effective Times of the Mergers, stockholders could experience more difficulty enforcing judgments that might be obtained against TechnipFMC, if permitted, in U.S. and French courts than would currently be the case for U.S. judgments obtained against FMCTI or French judgments obtained against Technip. It may also be more difficult, or impossible, to bring some types of claims against TechnipFMC in the courts of England than it would be to bring similar claims against a U.S. company in a U.S. court or a French company in a French court.

The combined company’s inability to integrate recently acquired businesses or to successfully complete future acquisitions could limit its future growth or otherwise be disruptive to its ongoing business.

From time to time, the combined company expects it will pursue acquisitions in support of its strategic goals. In connection with any such acquisitions, the combined company could face significant challenges in managing and integrating its expanded or combined operations, including acquired assets, operations and personnel. There can be no assurance that acquisition opportunities will be available on acceptable terms or at all or that TechnipFMC will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions. The combined company’s ability to succeed in implementing its strategy will depend to some degree upon the ability of its management to identify, complete and successfully integrate commercially viable acquisitions. Acquisition transactions may disrupt the combined company’s ongoing business and distract management from other responsibilities.

The combined company’s information technology systems may be vulnerable to hacker intrusion, malicious viruses and other cybercrime attacks, which may harm its business and expose the combined company to liability.

The combined company’s operations will depend to a great extent on the reliability and security of TechnipFMC’s information technology system, software and network, which are subject to damage and interruption caused by human error, problems relating to telecommunications networks, software failure, natural disasters, sabotage, viruses and similar events. Any interruption in TechnipFMC’s systems could have a negative effect on the quality of products and services offered and, as a result, on customer demand and therefore volume of sales.

The combined company will be exposed to significant risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.

Doing business on a worldwide basis will require the combined company to comply with the laws and regulations of various jurisdictions. In particular, the combined company’s international operations are subject to anti-corruption laws and regulations, such as the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), the U.K. Bribery Act of 2010 (the “Bribery Act”), the Brazilian Anti-Bribery Act (also known as the Brazilian Clean Company Act) and economic and trade sanctions, including those administered by the United Nations, the European Union, the Office of Foreign Assets Control of the U.S. Department of the Treasury and the U.S. Department of State. The FCPA prohibits providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. The combined company may deal with both governments and state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA. The provisions of the Bribery Act extend beyond bribery of foreign public officials and are more onerous than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties. Economic and trade sanctions restrict the combined company’s transactions or dealings with certain sanctioned countries, territories and designated persons.

As a result of doing business in foreign countries, including through partners and agents, the combined company will be exposed to a risk of violating anti-corruption laws and sanctions regulations. Some of the international locations in which the combined company will operate have developing legal systems and may have higher levels of corruption than more developed nations. The combined company’s continued expansion and worldwide operations, including in developing countries, its development of joint venture relationships worldwide and the employment of local agents in the countries in which the combined company will operate increases the risk of violations of anti-corruption laws and economic and trade sanctions. Violations of anti-corruption laws and economic and trade sanctions are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts (and termination of existing contracts) and revocations or restrictions of licenses, as well as criminal fines and imprisonment. In addition, any major violations could have a significant impact on the combined company’s reputation and consequently on its ability to win future business.

While Technip and FMCTI believe that the combined company will have a strong culture of compliance and adequate systems of internal control, including procedures to minimize and detect fraud in a timely manner, Technip and FMCTI will seek to continuously improve the combined company’s systems of internal controls and to remedy any weaknesses identified. There can be no assurance, however, that the policies and procedures will be followed at all times or will effectively detect and prevent violations of the applicable laws by one or more of the combined company’s employees, consultants, agents or partners and, as a result, the combined company could be subject to penalties and material adverse consequences on its business, financial condition or results of operations.

The IRS may not agree with the conclusion that TechnipFMC should be treated as a foreign corporation for U.S. federal tax purposes.

Although TechnipFMC will be incorporated in the United Kingdom, the IRS may assert that it should be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal income tax purposes pursuant to Section 7874 of the U.S. IRC (“Section 7874”). For U.S. federal income tax purposes, a corporation is generally considered a U.S. “domestic” corporation (or U.S. tax resident) if it is organized in the United States, and a corporation is generally considered a “foreign” corporation (or non-U.S. tax resident) if it is not a U.S. domestic corporation. Because TechnipFMC is an entity incorporated in England and Wales, it would generally be classified as a foreign corporation (or non-U.S. tax resident) under these rules. Section 7874 provides an exception under which a foreign incorporated entity may, in certain circumstances, be treated as a U.S. domestic corporation for U.S. federal income tax purposes.

Unless TechnipFMC has satisfied the substantial business activities exception, as defined in Section 7874 and described in more detail below (the “Substantial Business Activities Exception”), TechnipFMC will be treated as a U.S. domestic corporation (that is, as a U.S. tax resident) for U.S. federal income tax purposes under Section 7874 if the percentage (by vote or value) of TechnipFMC Shares considered to be held by former holders of FMCTI Shares after the FMCTI Merger by reason of holding FMCTI Shares for purposes of Section 7874 (the “Section 7874 Percentage”) is (i) 60% or more (if, as expected, the Third Country Rule applies) or (ii) 80% or more (if the Third Country Rule does not apply). In order for TechnipFMC to satisfy the Substantial Business Activities Exception, at least 25% of the employees (by headcount and compensation), real and tangible assets and gross income of the TechnipFMC expanded affiliated group must be based, located and derived, respectively, in the country in which TechnipFMC is a tax resident after the Mergers. The Substantial Business Activities Exception is not expected to be satisfied.

The Section 7874 Percentage is currently expected to be less than 60%. However, the calculation of the Section 7874 Percentage is complex, is calculated based on the facts as of the FMCTI Merger Effective Time, is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by changes in such regulations) and is subject to factual uncertainties (including fluctuations in the value of FMCTI Shares and Technip Shares and fluctuations in the value of certain assets held by Technip as of the Technip Merger Effective Time and the amount of liabilities assumed in the Technip Merger). As a result, the IRS could assert that the Section 7874 Percentage is greater than 60% and that TechnipFMC therefore is treated for U.S. federal income tax purposes as a U.S. domestic corporation (that is, as a U.S. tax resident). If the IRS successfully challenged TechnipFMC’s status as a foreign corporation, significant adverse tax consequences would result for TechnipFMC and for certain of TechnipFMC’s stockholders.

Please see the section entitled “Material U.S. Federal Income Tax Considerations—Tax Consequences of the Mergers to FMCTI, Technip and TechnipFMC—U.S. Federal Income Tax Classification of TechnipFMC as a Result of the Mergers” of this Information Document for a discussion of the application of Section 7874 to the Mergers.

It is uncertain whether Section 7874 will impose an excise tax on gain recognized by certain individuals.

If the Section 7874 Percentage is calculated to be at least 60%, Section 7874 and the rules related thereto may impose an excise tax under Section 4985 of the U.S. IRC (the “Section 4985 Excise Tax”) on the gain recognized by certain “disqualified individuals” (including officers and directors of a U.S. company) on certain stock-based compensation held thereby at a rate equal to 15%, even if the Third Country Rule were to apply such that TechnipFMC were treated as a U.S. corporation for U.S. federal income tax purposes. Each of Technip and FMCTI may, if it determines that it is appropriate, provide disqualified individuals of Technip and FMCTI (including officers and directors of Technip and FMCTI), respectively, with a payment with respect to the excise tax, so that, on a net after-tax basis, they would be in the same position as if no such excise tax had been applied. At this time, no such determination has been made.

Based on the limited guidance available, after taking into account the adjustements described in the section entitled “Material U.S. Federal Income Tax Considerations—Tax Consequences of the Mergers to FMCTI, Technip and TechnipFMC—U.S. Federal Income Tax Classification of TechnipFMC as a Result of the Mergers” of this Information Document, and based on the facts and circumstances as of the date of the MOU, the Section 7874 Percentage following the Mergers is expected to be less than 60% and, thus, the Section 4985 Excise Tax is not expected to apply to “disqualified individuals” of Technip or FMCTI.

Future changes to U.S. and foreign tax laws could adversely affect TechnipFMC.

The U.S. Congress, the Organisation for Economic Co-operation and Development, and other government agencies in jurisdictions where TechnipFMC and its affiliates do business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting,” where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. Additionally, recent legislative proposals would treat TechnipFMC as a U.S. corporation if the management and control of TechnipFMC and its affiliates were determined to be located primarily in the United States and/or would reduce the Section 7874 Percentage threshold at or above which TechnipFMC would be treated as a U.S. corporation. Thus, the tax laws in the United States, the United Kingdom, and other countries in which TechnipFMC and its affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect TechnipFMC. Furthermore, the interpretation and application of domestic or international tax laws made by TechnipFMC and TechnipFMC’s subsidiaries could differ from that of the relevant governmental authority, which could result in administrative or judicial procedures, actions or sanctions, which could be material.

U.S. tax laws and/or IRS guidance could affect TechnipFMC’s ability to engage in certain acquisition strategies and certain internal restructurings.

Even if TechnipFMC is treated as a foreign corporation for U.S. federal income tax purposes, Section 7874 and U.S. Treasury Regulations promulgated thereunder, including the Temporary Regulations, may adversely affect the ability of TechnipFMC to engage in certain future acquisitions of U.S. businesses in exchange for TechnipFMC equity, which may affect the tax efficiencies that otherwise might be achieved in such potential future transactions.

IRS proposed regulations and/or changes in laws or treaties could adversely affect the TechnipFMC group.

The IRS and the U.S. Treasury have issued proposed rules that would provide that, even if TechnipFMC is treated as a foreign corporation for U.S. federal income tax purposes, certain intercompany debt instruments issued on or after April 4, 2016 will be treated as equity for U.S. federal income tax purposes, therefore limiting U.S. tax benefits and resulting in possible U.S. withholding taxes. If those proposed rules are finalized, such rules may adversely affect TechnipFMC’s future effective tax rate. While these new rules are not retroactive, they could also impact TechnipFMC’s ability to engage in future restructurings if such transactions cause an existing intercompany debt instrument to be treated as reissued for U.S. federal income tax purposes.

Furthermore, under certain circumstances, recent treaty proposals by the U.S. Treasury, if ultimately adopted by the United States and relevant foreign jurisdictions, could reduce the potential tax benefits for TechnipFMC and TechnipFMC affiliates by imposing U.S. withholding taxes on certain payments from TechnipFMC U.S. affiliates to related and unrelated foreign persons.

TechnipFMC may not qualify for benefits under the tax treaties entered into between the United Kingdom and other countries.

TechnipFMC intends to operate in a manner such that it is eligible for benefits under the tax treaties entered into between the United Kingdom and other countries, notably the United States. However, TechnipFMC’s ability to qualify for such benefits will depend upon whether TechnipFMC is treated as a U.K. tax resident and upon the requirements contained in each treaty and the applicable domestic laws, as the case may be, on the facts and circumstances surrounding TechnipFMC’s operations and management, and on the relevant interpretation of the tax authorities and courts.

The failure by TechnipFMC or its subsidiaries to qualify for benefits under the tax treaties entered into between the United Kingdom and other countries could result in adverse tax consequences to TechnipFMC and its subsidiaries and could result in certain tax consequences of owning or disposing of TechnipFMC Shares differing from those discussed below.

The effective tax rate that will apply to TechnipFMC is uncertain and may vary from expectations.

There can be no assurance that the Mergers will allow TechnipFMC to maintain any particular worldwide effective corporate tax rate. No assurances can be given as to what TechnipFMC’s effective tax rate will be after completion of the Mergers because of, among other things, uncertainty regarding the jurisdictions in which TechnipFMC will derive income and the amounts derived thereof and uncertainty regarding the tax policies of the jurisdictions in which it operates. TechnipFMC’s actual effective tax rate may vary from Technip’s and FMCTI’s expectations and that variance may be material. Additionally, tax laws or their implementation and applicable tax authority practices could change in the future.

TechnipFMC and its subsidiaries will be subject to tax laws of numerous jurisdictions, and the interpretation of those laws is subject to challenge by the relevant governmental authorities.

TechnipFMC and its subsidiaries will be subject to tax laws and regulations in the United Kingdom, the United States, France and the numerous other jurisdictions in which TechnipFMC and its subsidiaries operate. These laws and regulations are inherently complex, and TechnipFMC and its subsidiaries will be obligated to make judgments and interpretations about the application of these laws and regulations to TechnipFMC and its subsidiaries and their operations and businesses. The interpretation and application of these laws and regulations could be challenged by the relevant governmental authorities, which could result in administrative or judicial procedures, actions or sanctions, which could be material.

French tax authorities may seek to treat TechnipFMC as tax resident in France.

Following the Technip Merger, TechnipFMC will have a permanent establishment in France to satisfy certain French tax requirements imposed by the French Tax Code with respect to the Technip Merger. Although it is intended that TechnipFMC will be treated as having its exclusive place of tax residence in the United Kingdom, the French tax authorities may claim that TechnipFMC is a tax resident of France if TechnipFMC were to fail to maintain its “place of effective management” in the United Kingdom due to the French tax authorities having deemed that certain strategic decisions of TechnipFMC have been taken at the level of its French permanent establishment rather than in the United Kingdom. Any such claim would need to be settled between the French and the U.K. tax authorities pursuant to the mutual assistance procedure provided for by the tax treaty dated June 19, 2008 concluded between France and the U.K. (the “France-U.K. Treaty”), and there is no assurance that these authorities would reach an agreement that TechnipFMC will remain exclusively a U.K. tax resident, which could materially and adversely affect the group’s business, financial condition, results of operations and prospects.

A failure to achieve or maintain exclusive tax residency in the United Kingdom could result in adverse tax consequences to TechnipFMC and its subsidiaries and could result in tax consequences of owning or disposing of TechnipFMC Shares that differ from those described in the sections entitled “Material U.K. Tax Considerations,” “Material U.S. Federal Income Tax Considerations” and “Material French Tax Considerations” of this Information Document.

TechnipFMC intends to operate so as to be treated exclusively as a resident of the United Kingdom for tax purposes, but the relevant tax authorities may treat it as also being a resident of another jurisdiction for tax purposes.

TechnipFMC is a company incorporated in England and Wales. English law currently provides that TechnipFMC will be regarded as being U.K. resident for tax purposes from incorporation and shall remain so unless (i) it is concurrently resident in another jurisdiction (applying the tax residence rules of that jurisdiction) that has a double tax treaty with the United Kingdom and (ii) there is a tiebreaker provision in that tax treaty which allocates exclusive residence to that other jurisdiction.

As an English public limited company, certain capital structure decisions may require stockholder approval which may limit TechnipFMC’s flexibility to manage its capital structure.

English law provides that a board of directors may only allot shares or rights to subscribe for, or convert any securities into, shares (other than shares or rights to subscribe for, or convert any securities into, shares in pursuance of an employees’ share scheme) with the prior authorization of stockholders, such authorization being subject to a maximum nominal amount of shares and a maximum period of time (which must not be more than five years), each as specified in the articles of association or relevant stockholder resolution. This authorization would need to be renewed by TechnipFMC’s stockholders upon its expiration (i.e., at least every five years). The TechnipFMC Articles that will apply to TechnipFMC after the Effective Times of the Mergers will authorize the allotment of additional shares for a period of five years from the date of the adoption of the TechnipFMC Articles up to an aggregate nominal amount representing 20% of the number of shares in the capital of the TechnipFMC as of the date of the adoption of the TechnipFMC Articles and after consummation of the Mergers, which authorization will need to be renewed upon expiration (i.e., at least every five years) but may be sought more frequently for additional five-year terms (or any shorter period).

English law also generally provides stockholders with pre-emptive rights when new shares are issued for cash. However, it is possible for articles of association, or stockholders in general meeting, to exclude or disapply pre-emptive rights for a maximum period of five years as specified in the articles of association or relevant stockholder resolution. This exclusion or disapplication would need to be renewed by TechnipFMC’s stockholders upon its expiration (i.e., at least once every five years). The TechnipFMC Articles that will apply to TechnipFMC after the Effective Times of the Mergers will disapply pre-emptive rights in relation to an allotment of shares for cash pursuant to the authority referred to above for a period of five years following the date of the adoption of the TechnipFMC Articles, as permitted under English law, which disapplication will need to be renewed upon expiration (i.e., at least once every five years) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period).

English law also generally prohibits a public company from repurchasing its own shares without the prior approval of stockholders by ordinary resolution, being a resolution passed by a simple majority of votes cast, and other formalities. Such approval may be for a maximum period of up to five years.

There can be no assurance that circumstances will not arise that would cause renewals of the foregoing stockholder approvals not to be obtained, which would deprive TechnipFMC’s stockholders of substantial capital management benefits.

See the section entitled “—Articles of Association—Distribution and Dividends” of this Information Document.

English law will require that TechnipFMC meet certain additional financial requirements before it declares dividends or repurchases shares following the Mergers.

Under English law, TechnipFMC will only be able to declare dividends, make distributions or repurchase shares (other than out of the proceeds of a new issuance of shares made for that purpose) out of “distributable profits.” “Distributable profits” are a company’s accumulated, realized profits, to the extent that they have not been previously utilized by distribution or capitalization, less its accumulated, realized losses, to the extent that they have not been previously written off in a reduction or reorganization of capital duly made. In addition, TechnipFMC, as a public limited company organized under the laws of England and Wales, may only make a distribution if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate. Immediately after the Mergers, TechnipFMC may not have “distributable profits.” Following the effective date of the Mergers, it is expected that TechnipFMC will capitalize some or all of the reserves arising as a result of the Mergers by the allotment by TechnipFMC of a bonus share, which will be paid up using some or all of such reserves, such that the amount of such reserves, so applied, less the nominal value of the bonus share, would be applied as share premium and accrue to TechnipFMC’s share premium account. It is then expected that TechnipFMC will implement a court-approved reduction of its capital in order to create distributable profits to support the payment of possible future dividends or future share repurchases. There can be no assurance that court approval will be obtained in respect of TechnipFMC reducing its capital in order to create distributable profits. Neither the capitalization nor the reduction will impact stockholders’ relative interests in the capital of TechnipFMC. The TechnipFMC Articles will, from the effective date of the Mergers, permit TechnipFMC by ordinary resolution of the stockholders to declare dividends, provided that the directors have made a recommendation as to its amount. The dividend shall not exceed the amount recommended by the directors. The directors may also decide to pay interim dividends if it appears to them that the profits available for distribution justify the payment. When recommending or declaring the payment of a dividend, the directors will be required under English law to comply with their duties, including considering TechnipFMC’s future financial requirements.

Transfers of TechnipFMC Shares may be subject to U.K. stamp duty or U.K. stamp duty reserve tax (“SDRT”), which could potentially increase the cost of dealing in TechnipFMC Shares as compared to Technip or FMCTI Shares.

On completion of the Mergers, it is anticipated that the new TechnipFMC Shares will be issued into the facilities of DTC (as regards TechnipFMC Shares listed on NYSE) and/or Euroclear (as regards TechnipFMC Shares listed on Euronext Paris) (DTC and Euroclear being referred to as the “Clearance Services”). The Clearance Services are widely used mechanisms that allow for rapid electronic transfers of securities between the participants in their respective systems, which include many large banks and brokerage firms. The parties are working with the Clearance Services to agree on the precise mechanisms by which the TechnipFMC Shares will be admitted to the facilities of the Clearance Services. Accordingly, while the expectation is that TechnipFMC Shares will be admitted to the facilities of the Clearance Services, and that interests in TechnipFMC Shares will be capable of transfer within and between those facilities, without a charge to U.K. stamp duty or SDRT, it is not currently possible to make definitive statements about the U.K. stamp duty or SDRT treatment of these arrangements. It is anticipated that an application will be made seeking written confirmations from HM Revenue & Customs (“HMRC”) that no charges to U.K. stamp duty or SDRT will arise on such transactions. However, no guarantee can be given on the outcome of any such application, or that the Clearance Services will agree to implement the precise mechanism favored by the parties.

Immediately following the Mergers, it may be possible for TechnipFMC Shares to be held in certificated form outside the Clearance Services. Arrangements may be put in place to facilitate the re-deposit of any such TechnipFMC Shares with the Clearance Services. If such arrangements are adopted, such re-deposit would be expected to attract U.K. stamp duty or SDRT at a rate of 1.5% of the value of the TechnipFMC Shares.

For further information about the U.K. stamp duty and SDRT implications of holding TechnipFMC Shares, please see the section entitled “Material U.K. Tax Considerations” of this Information Document.

DTC and Euroclear Paris may not accept TechnipFMC Shares for deposit and clearing within their facilities or may cease to act as depository and clearing agencies for TechnipFMC Shares.

Although TechnipFMC expects and will take all reasonable steps to ensure that, upon completion of the Mergers, TechnipFMC Shares will be eligible for deposit and clearing within the Clearance Services, the Clearance Services are not obligated to accept TechnipFMC Shares for deposit and clearing within their facilities at completion of the Mergers and, even if they do initially accept TechnipFMC Shares, they will generally have discretion to cease to act as depository and clearing agencies for TechnipFMC Shares. If the Clearance Services determine at any time that TechnipFMC Shares are not eligible for continued deposit and clearance within their facilities, then TechnipFMC believes that TechnipFMC Shares would not be eligible for continued listing on the NYSE or Euronext Paris and trading in TechnipFMC Shares would be disrupted. While TechnipFMC would pursue alternative arrangements to preserve the listing and maintain trading, any such disruption could have a material adverse effect on the trading price of TechnipFMC Shares and there may be adverse U.K. stamp duty and/or SDRT consequences.

TechnipFMC’s actual financial positions and results of operations may differ materially from the unaudited pro forma financial data included in this Information Document.

TechnipFMC has been recently incorporated and has no operating history and no revenues. While the unaudited pro forma financial information contained in this Information Document represents management’s best estimates, it is presented for illustrative purposes only and may not be an accurate indication of the combined company’s financial position or results of operations if the Mergers and associated financing transactions are completed on the dates indicated. The pro forma financial information has been derived from the audited and unaudited historical financial statements of Technip and FMCTI and certain adjustments and assumptions have been made regarding the combined company after giving effect to the Mergers and associated financing transactions. The assets and liabilities of FMCTI have been measured at fair value based on various preliminary estimates using assumptions that FMCTI and Technip management believe are reasonable utilizing information currently available and factually supportable. The process for estimating the fair value of acquired assets and assumed liabilities requires the use of judgment in determining the appropriate assumptions and estimates. These estimates may be revised as additional information becomes available and as additional analyses are performed. Differences between preliminary estimates in the pro forma financial information and the final acquisition accounting will occur and could have a material impact on the pro forma financial information and the combined company’s financial position and future results of operations.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the closing of the Mergers. Any potential decline in TechnipFMC’s financial condition or results of operations may cause significant variations in the price of TechnipFMC Shares. See the section entitled “Unaudited Pro Forma Financial Information” of this Information Document.

The financial analyses and projections considered by FMCTI, Technip and their respective financial advisors may not be realized.

The financial analyses and projections considered by FMCTI, Technip, Evercore, Goldman Sachs and Rothschild reflect numerous estimates and assumptions that are inherently uncertain with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to FMCTI’s and Technip’s businesses, including the factors described or referenced under the section entitled “Forward Looking Statements” of this Information Document and/or listed under the section entitled “Risk Factors” of this Information Document, all of which are difficult to predict and many of which are beyond FMCTI’s and Technip’s control. There can be no assurance that the financial analyses and projections considered by FMCTI, Technip, Evercore, Goldman Sachs and Rothschild will be realized or that actual results will not materially vary from such financial analyses and projections. In addition, since the financial projections cover multiple years, such information by its nature becomes less predictive with each successive year.

The combined company is exposed to foreign currency exchange risk.

The combined company will transact business in numerous countries around the world and expects that a significant portion of its business will continue to take place in international markets. TechnipFMC will prepare its consolidated financial statements in its functional currency, while the financial statements of each of its subsidiaries will be prepared in the functional currency of that entity. Accordingly, fluctuations in the exchange rate of the functional currencies of the combined company’s foreign currency entities against the functional currency of TechnipFMC will impact its results of operations and financial condition. It is expected that the combined company’s revenues and earnings will continue to be exposed to the risks that may arise from fluctuations in foreign currency exchange rates, which could have a material adverse effect on TechnipFMC’s business, results of operation or financial condition.

Additionally, the combined company will be exposed to numerous other risks currently faced by Technip and FMCTI, including interest rate risk, commodity risk, and other market risks. Please see the sections entitled “—Risk Factors Relating to Technip’s Business” and “—Risk Factors Relating to FMCTI’s Business” of this Information Document.

The level of any dividend paid in respect of TechnipFMC Shares is subject to a number of factors, and there can be no assurance that TechnipFMC will pay dividends at the level expected by the market or at all.

Although TechnipFMC expects to pay dividends, the level of any dividend paid in respect of TechnipFMC Shares is within the discretion of the TechnipFMC board of directors and is subject to a number of factors, including the business and financial conditions, earnings and cash flow of, and other factors affecting, TechnipFMC and its subsidiaries. See the section entitled “Articles of Association—Dividends and

Distributions” of this Information Document. Under English law, TechnipFMC may only pay dividends out of profits available for that purpose. TechnipFMC’s profits available for distribution are its accumulated, realized profits, to the extent that they have not been previously utilized by distribution or capitalization, less its accumulated, realized losses, to the extent that they have not been previously written off in a reduction or reorganization of capital duly made. The amount of TechnipFMC’s distributable reserves is a cumulative calculation. TechnipFMC may be profitable in a single financial year but unable to pay a dividend if the profits of that year do not offset all previous years’ accumulated, realized losses.

Stockholders could be diluted in the future, which could also adversely affect the market price of TechnipFMC Shares.

It is possible that TechnipFMC may decide to offer additional TechnipFMC Shares in the future either to raise capital or for other purposes. If TechnipFMC stockholders do not take up such offer of TechnipFMC Shares or were not eligible to participate in such offering, their proportionate ownership and voting interests in TechnipFMC would be reduced. An additional offering could have a material adverse effect on the market price of TechnipFMC Shares.

The results of the United Kingdom’s referendum on withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and the business of the combined company, which could materially reduce the value of the TechnipFMC Shares.

The combined company will be based in the United Kingdom and will have operational headquarters in Paris, France, Houston, Texas, USA, and in London, United Kingdom, with worldwide operations, including material business operations in Europe. In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum (“Brexit”). The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could last at least two years after the government of the United Kingdom formally initiates a withdrawal process. Nevertheless, the referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, and has given rise to calls for certain regions within the United Kingdom to preserve their place in the European Union by separating from the United Kingdom as well as for the governments of other E.U. member states to consider withdrawal.

These developments, or the perception that any of them could occur, could have a material adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility. Lack of clarity about applicable future laws, regulations or treaties as the United Kingdom negotiates the terms of a withdrawal, as well as the operation of any such rules pursuant to any withdrawal terms, including financial laws and regulations, tax and free trade agreements, intellectual property rights, supply chain logistics, environmental, health and safety laws and regulations, immigration laws, employment laws and other rules that would apply to TechnipFMC and its subsidiaries, could increase the combined company’s costs, restrict its access to capital within the United Kingdom and the European Union, depress economic activity and decrease foreign direct investment in the United Kingdom generally. For example, withdrawal from the European Union could, depending on the negotiated terms of withdrawal, eliminate the benefit of certain tax-related E.U. directives currently applicable to U.K. companies such as TechnipFMC, including the Parent-Subsidiary Directive and the Interest and Royalties Directive, which could, subject to any relief under an available tax treaty, raise the combined company’s tax costs.

If the United Kingdom and the European Union are unable to negotiate acceptable withdrawal terms or if other E.U. member states pursue withdrawal, barrier-free access between the United Kingdom and other E.U. member states or among the European Economic Area overall could be diminished or eliminated. Any of these factors could have a material adverse effect on the combined company’s business, financial condition and results of operations and reduce the value of TechnipFMC Shares.

TechnipFMC Shares will trade in Euros and in U.S. dollars.

TechnipFMC Shares will trade in Euros on Euronext Paris and in U.S. dollars on the NYSE. Fluctuations in the Euro/U.S. dollar exchange rate may bring distortions between the prices at which the TechnipFMC Shares trade on each trading venue. Any stockholder whose main currency is not the U.S. dollar may therefore be exposed to currency risks and may incur additional costs, such as financial intermediation costs. Fluctuations in exchange rates between the U.S. dollar and a stockholder’s main currency may affect the value of the dividend ultimately received by such stockholder in another currency.

Any future TechnipFMC dividends would be declared in U.S. dollars.

Any future TechnipFMC dividends would be declared in U.S. dollars and would be paid in U.S. dollars for shares listed on the NYSE and paid in Euros for shares listed on Euronext Paris. Dividends to be paid in Euros would be converted from U.S. dollars to Euros. Any stockholder whose main currency is not the U.S. dollar may therefore be exposed to currency risks and may incur additional costs, such as financial intermediation costs. Fluctuations in exchange rates between the U.S. dollar and a stockholder’s main currency may affect the value of the dividend ultimately received by such stockholder in another currency.

1.4.	Risk Factors Relating to Technip’s Business

Technip is party to contracts that expose it to material risks, which could cause Technip to incur losses on its projects.

Technip is subject to material risks in connection with lump sum turnkey contracts, under which Technip designs, engineers, builds and delivers ready-to-operate industrial facilities for a fixed price. Actual expenses incurred in executing a lump sum turnkey contract can vary substantially from those originally anticipated for several reasons, including:

-      unforeseen construction conditions;

-      delays caused by local weather conditions and/or natural disasters (including earthquakes and floods); and

-      a failure of suppliers or subcontractors to perform their contractual obligations.

Pursuant to the terms of lump sum turnkey contracts, Technip is not always able to increase its prices to reflect factors that were unforeseen at the time its bid was submitted. As a result, it is not possible to estimate with complete certainty the final cost or margin of a project at the time of bidding or during the early phases of its execution. If costs were to increase for any of these reasons, Technip’s profit margins could be reduced and Technip could incur a material loss under the contract.

Unforeseen additional costs could reduce Technip’s margin on lump sum contracts.

Technip’s engineering, procurement and construction projects may encounter difficulties that could lead to cost overruns, lower revenues, litigation or disputes. These projects are generally complex, requiring the purchase of substantial equipment. Delays in the execution schedule may occur and Technip may encounter difficulties with the design, engineering, procurement, construction or installation in relation to these projects. These factors could impact Technip’s ability to complete certain projects in line with the initial schedule.

Technip may be held liable to pay cash compensation should it fail to meet deadlines or to comply with other contractual provisions. Difficulties in executing contracts (whether present or future) could also have a material adverse effect on Technip’s results of operations and harm Technip’s image in its industry and with its customers.

New capital asset construction projects for vessels and plants are subject to risks, including delays and cost overruns, which could have a material adverse effect on Technip’s financial condition and results of operations.

Technip seeks to continuously upgrade and develop its asset base. Such projects are subject to risks of delay and cost overruns which are inherent to any large construction project and which are the result of numerous factors, including the following:

-      shortages of key equipment, materials or skilled labor;

-      unscheduled delays in the delivery of ordered materials and equipment;

-      issues regarding design and engineering; and

-      shipyard delays and performance issues.

Failure to complete construction in time, or the inability to complete construction in accordance with its design specifications, may result in loss of revenues. Additionally, capital expenditures for construction projects could materially exceed the initially planned investments or can result in delays in putting such assets into operation.

Technip faces risks relating to subcontractors, suppliers and customers.

Technip generally relies on subcontractors and suppliers for the performance of its contracts. Although Technip is not dependent upon any single supplier, certain geographic areas of Technip’s business or a project or group of projects may heavily depend on certain suppliers for raw materials or semi-finished goods. Any difficulty faced by Technip in hiring suitable subcontractors or acquiring equipment and materials could compromise its ability to generate a significant margin on a project or to complete such project within the allotted timeframe.

Any delay on the part of subcontractors or suppliers in the completion of their portion of a project, any failure on the part of a subcontractor or supplier to meet its obligations, or any other event attributable to a subcontractor or supplier that is beyond Technip’s control or not foreseeable by Technip could lead to delays in the overall progress of the project and/or generate significant extra costs.

Technip is exposed to risks presented by the activities of its subcontractors and suppliers in connection with the performance of their obligations for a project. If subcontractors or suppliers refuse to adhere to their contractual obligations with Technip or are unable to do so due to a deterioration in their financial condition, Technip may be unable to find a suitable replacement at a comparable price, or at all.

Technip could be required to compensate customers for such issues. Even if Technip was entitled to make a claim for these extra costs against the defaulting supplier or subcontractor, Technip could be unable to recover the entirety of these costs and this could materially adversely affect Technip’s business, financial condition or results of operations.

Technip is also dependent on its customers. For the year ended December 31, 2015, Technip’s top five projects represented 28.2% of its total revenues (including share of revenues from equity affiliates) compared to 19.2% for the year ended December 31, 2014. For the year ended December 31, 2015, Technip’s top ten projects generated 39.2% of its total revenues (including share of revenues from equity affiliates) compared to 29.2% for the year ended December 31, 2014.

Technip depends on third-party IP providers.

Technip believes that the large portfolio of technologies that it owns or licenses from third parties is a strategic asset in winning and executing its projects. However, Technip could become subject to legal action brought by third parties seeking to enforce intellectual property rights, which they may claim to have.

Such legal actions could have a material impact on the operations and image of Technip and result in a decline in Technip’s market share, which would have an effect on Technip’s results as a consequence.

Equipment or mechanical failure could impact project costs and negatively impact Technip’s financial results.

The successful execution of projects by Technip is dependent on the reliability of its production equipment and machinery. Technip could experience equipment or mechanical failures, which could result in increased project execution costs or completion delays. Subsequent projects for which such assets were intended could also be impeded or delayed as a result of unforeseen equipment failures. In some cases, costs or delays associated with equipment failure could lead to penalties for failure to comply with a project’s contractual conditions or weaken Technip’s relationships with customers. Such occurrences could have a material adverse effect on individual projects as well as Technip’s business, financial condition or results of operations.

Technip’s operations could be impacted by terrorist acts, uprisings, wars or social unrest, whether nationally or internationally, and by the consequences of such events. Furthermore, a number of projects are located in countries where political, economic and social instability could disrupt Technip’s operations.

A number of Technip’s business operations are conducted in areas where there have recently been, and may continue to be, elevated risks associated with terrorism, acts of piracy, wars or revolutions, unpredictable political changes or social unrest. The occurrence, continuation or aggravation of any such events or circumstances could materially adversely affect Technip’s business, financial condition or results of operations.

Political instability in general may reduce the number of potential projects that meet Technip’s risk management criteria. Such circumstances could also lead to more significant expenses and therefore impact Technip’s financial results, while limiting growth prospects.

Insurance against any of the foregoing risks may be inadequate to protect against losses for ongoing projects. Such losses could reduce Technip’s net income or cause a net loss.

Technip aims to mitigate these risks in such areas by conducting specific and then permanent risk analyses, based on appropriate preventive and protective measures, and regular audits of the security measures that are already in place.

Technip may, when necessary, contract with insurance companies and export-credit agencies to obtain insurance policies to cover political risk. However, in the event of major national or regional political turmoil, the insurance policy may be inadequate to protect against loss for ongoing projects. Such a loss could reduce Technip’s net income or cause a net loss.

Technip’s operations may cause harm to persons and assets, which could damage Technip’s reputation or cause it to incur substantial costs.

Technip’s operations are subject to the risks inherent to any company providing engineering and construction services in the oil and gas, petrochemical and mining industries, including those associated with equipment failures, personnel injuries, fires or explosions. Should these risks materialize, they could result in death and injuries, cause the permanent or temporary disruption of Technip’s operations, cause damage to movable property and real assets or cause pollution or other environmental damage, all of which could result in claims being brought against Technip, or claims being brought by subsequent operators of facilities designed by Technip.

Technip’s policy is to contractually limit its liability and to seek indemnity for managing these risks, as well as to obtain insurance coverage. However, such precautions may not always provide full protection from liabilities. Technip may be deemed, as a matter of law, to be liable pursuant to environmental and employment laws in certain jurisdictions where Technip operates. In addition, clients and subcontractors might not have adequate financial resources to meet their indemnification obligations to Technip.

Furthermore, losses may result from risks that are not addressed in Technip’s indemnity agreements or that are not covered by its insurance policies.

Additionally, Technip may not be in a position to obtain adequate insurance coverage on commercially reasonable terms for certain types of risks. Failure to have appropriate and adequate insurance coverage in place for any of the reasons discussed hereinabove could subject Technip to substantial additional costs and potentially lead to losses. The occurrence of any of these events could harm Technip’s image and materially adversely affect Technip’s business, financial condition or results of operations.

Technip depends on the functioning of its information systems, which may not function or be subject to attack.

IT networks and applications are an essential part of Technip’s engineering operations. A malfunction in, or any attack against, Technip’s information systems may result in a delay in the execution of a project or may negatively impact Technip’s image and the time required to complete certain operations within projects. The occurrence of any of these events could harm Technip’s image and materially adversely affect Technip’s business, financial condition or results of operations.

Technip may become the target of fraudulent acts.

Like other companies, Technip may be a target for fraud attempts and represents a potential target for fraudulent activity. Technip has a global presence in several countries with varied legal and tax environments and with diverse financial and banking systems.

If an attempt at fraud succeeds, it may have a financial impact as well as an impact on the reputation of Technip and its interests.

The success of joint ventures or consortia in which Technip participates depends on the satisfactory performance of its partners’ obligations.

The failure of one of Technip’s partners to perform their obligations in a timely and satisfactory manner could lead to additional obligations and costs being imposed on Technip, as Technip would be forced to take on the defaulting partner’s obligations, which could in turn materially adversely affect Technip’s business, financial condition or results of operations.

Technip has made, and may continue to make, certain acquisitions, the impact of which may be less favorable than anticipated, or may affect its financial position or prospects.

As part of its development strategy, Technip has made, and may continue to make, acquisitions. These acquisitions may be of varying size, including some which are significant at the group level, and may take the form of company or equity purchases, mergers or formations of joint ventures. These acquisitions are subject to numerous risks, including, among others: (i) the business plan assumptions underlying the valuations may not be accurate, especially regarding market price, cost savings, earnings, synergies, assessment of market demand and expected profitability; (ii) Technip may not be able to successfully integrate the acquired companies, their technologies, product lines and employees; (iii) Technip may not be able to retain certain employees, customers or key suppliers of the acquired companies; (iv) Technip could be forced to increase its debt to finance such acquisitions, thus limiting its financial flexibility and opportunities to take on additional debt in the future; and (v) Technip may be forced to give undertakings to merger control authorities that, once implemented, would be on less favorable terms than those initially expected by Technip. Consequently, the benefits expected from current or future acquisitions may not occur within the originally anticipated timeframe, if at all, which could materially adversely affect Technip’s business, financial condition or results of operations.

Technip may not be able to retain its key personnel or attract the qualified employees it may need to maintain and develop its know-how.

Technip’s success is dependent upon its ability to recruit, train and retain qualified employees with the required skills, expertise and local knowledge, including managers, engineers, technicians and other employees. To mitigate this dependence, Technip prepares itself for the future by securing leadership and management succession plans and maintaining relationships with universities so as to benefit from a sufficient pool of talent for the market recovery.

Although in all entities concerned by the ongoing restructuring of Technip’s workforce, which began in July 2015, departures have been defined based on jobs and workload forecasts for the months and years to come, targeting on a priority basis positions with a diminished workload, such restructuring may result in Technip losing key personnel responsible for timely and successful project delivery. In such a situation, Technip’s business, financial condition or results of operations could be materially adversely affected even though Technip launched at the end of 2015 and extended in 2016 a group initiative, Global Resourcing, to maximize redeployment opportunities for key personnel impacted by the restructuring.

Technological progress may render the technologies used by Technip obsolete.

The oil and gas industry is pursuing oil and gas reserves in increasingly difficult conditions, such as deep seas, high-pressure and high-temperature reservoirs and other extreme conditions, particularly in the Arctic. Technological development is key to overcoming these difficult conditions and can provide a significant competitive advantage.

Unlike other sectors, this industry has not experienced any recent major or disruptive shifts in technology; however investment in research and development (“R&D”) is required to continually push the boundaries of production and exploration. Technip’s success relies on continuous and regular R&D in order to develop new products and new installation methods that will provide solutions in a cost-effective manner.

In an increasingly competitive market, technology differentiation remains key to maintaining Technip’s position. Clients expect that Technip will focus on quality, reliability and cost effectiveness in developing new products and services. Failure to sustain continuous and regular R&D could result in a decline in Technip’s market share, which could materially adversely affect Technip’s business, financial condition or results of operations.

Increasing competitive pressure may continue to drive prices and could result in fewer contracts meeting Technip’s margin criteria.

Technip obtains most of its contracts by participating in competitive bidding processes, as is customary in the industry. Technip’s main competitors are engineering and construction companies in the Americas, Europe, Asia Pacific and the Middle East. While service quality, technological capability, reputation and experience are all considered by clients in making their decisions, price remains the decisive factor for most clients. Historically, the industry has always been subject to intense price competition. Such competition has intensified over the past decade, particularly due to new players, and could reduce Technip’s order backlog and consequently have a negative effect on Technip’s revenues, financial condition or results of operations.

A financial or economic crisis may impact the market for loans, letters of credit, bank guarantees and other guarantees necessary to Technip’s operations.

Technip benefits from significant short- and long-term credit facilities, as well as bank guarantees from a large number of financial institutions, enabling Technip to continually meet its contractual obligations. Although the group is protected against any increase in the interest rates with respect to a significant proportion of its financial debt as it has been entered into at fixed interest rates, any disruptions in the financial markets could have an effect on Technip’s ability to access such markets. Additionally, acquiring future issuances of bank guarantees and letters of credit may be more costly and time-consuming, as the necessary involvement of several banks could further restrict and complicate access to such instruments.

Despite Technip’s credit-risk management and hedging procedures, particularly during initial project assessments, Technip cannot guarantee that it will not bear the direct risk of financial failure from any of its clients, partners or subcontractors following the loss of financing for certain projects or due to the increase in negotiation periods for the financing of projects to which Technip is a contractor. Such trends may materially adversely affect Technip’s business, financial condition or results of operations.

The decrease in available export credits and bank loans may render the financing of certain projects more difficult for Technip’s clients.

Technip and its subsidiaries remain in contact with many export credit agencies to promote projects that may generate new contracts, and to obtain such agencies’ assistance in the hedging or guaranteeing of such projects. Technip’s clients negotiate and obtain export credit facilities financed by banks with the support of export credit agencies, as well as loans financed by commercial credit providers; these two forms of credit facilities are used to finance the projects of many of Technip’s clients. Should the level of support received from such export credit agencies decline, or if the amount of the commercial credit, whether or not backed by export credit agencies, were to be reduced from its current levels, or if the interest rates or the commercial credit margins were to significantly increase for these credit facilities, Technip’s customers may decide to undertake fewer projects or decide to postpone the completion of certain projects. Any decline in the number of new contracts resulting from this could materially adversely affect Technip’s business, financial condition or results of operations.

A reduction in investment in the oil industry could cause Technip’s projects to be postponed or cancelled, which could negatively affect Technip’s revenues and profits.

Technip’s business is largely dependent on investments made in the oil industry to develop oil and gas reserves, as well as to process oil and natural gas in refining units, on petrochemical sites and at natural gas liquefaction plants.

The level of investment in this sector is significantly impacted by oil and gas prices in world markets, as well as expectations of fluctuations in such prices. High volatility in oil and gas prices could lead oil and gas companies to delay or even cancel their investment projects.

In the upstream sector of the oil industry, an extended decrease in oil and gas prices, with no corresponding simultaneous decrease in development costs, such as equipment procurement costs, could force customers to suspend, significantly reduce, or even cancel certain of their investments.

In the downstream sector of the oil industry, one of the main drivers for new investment is world economic growth led by emerging economies. A slowdown in world economic growth could put downward pressure on the demand for products derived from oil and gas, including fuel and plastics. Any decrease in the rate of demand for such products would reduce incentives for Technip’s clients to invest in additional treatment capacity.

Finally, investments in the oil sector are not only influenced by oil prices and world economic growth, but also by other factors, including:

-      the level of exploration and development of new oil and gas reserves;

-      the rate of decline of existing reserves;

-      changes in the global demand for energy;

-      political, economic and geopolitical conditions; and

-      changes in environmental legislation and regulations.

A decrease in investments in the oil and gas industry for any reason could materially adversely affect Technip’s business, financial condition or results of operations.

Technip’s operations may suffer from adverse weather conditions.

Severe weather conditions in regions in which Technip operates could in some cases materially and adversely affect Technip’s business and operations. Repercussions of severe or unanticipated weather conditions may include:

-      evacuation of personnel and suspension of activities;

-      weather-related damage to offshore equipment and machinery;

-      weather-related damage to Technip’s facilities and project work sites;

-      loss of productivity or delays in project completion, potentially in violation of contract schedules; or

-      the voluntarily curtailment of production in response to market conditions.

Such events may cause a substantial increase in costs associated with affected projects or assets, result in a decline in revenues for a particular business unit or result in a temporary reduction in cash flows.

Technip’s current or former facilities are subject to environmental protection and industrial risk prevention regulations.

Technip’s business and operations are subject to numerous laws, regulations and other requirements relating to the protection of the environment, including those relating to the discharge of materials into the environment such as the venting or flaring of natural gas, waste management, pollution prevention, greenhouse gas emissions and the protection of endangered species as well as laws, regulations, and other requirements relating to the operation of industrial sites, including public and employee health and safety and facility security. In certain regions in which Technip operates, laws and regulations, particularly those related to environmental protection, may be subject to frequent change. Technip could be held liable for environmental liabilities pursuant to the rules and regulations issued by the countries in which it operates, in particular, Directive 2004/35/EC of the European Parliament and of the Council of April 21, 2004 on environmental liability with regard to the prevention and remedying of environmental damage, which has been implemented into the legislation in most of the E.U. member states in which Technip operates. Under such regulations, Technip could be held liable for pollution, including the release of petroleum products, hazardous substances and waste from Technip’s production, refining or industrial facilities, as well as other assets owned, operated or which were previously operated by Technip, its customers or subcontractors. A breach of environmental regulations could result in, among other things, (i) Technip having to restore polluted sites at substantial cost, (ii) the suspension or prohibition of certain operational activities or (iii) Technip’s liability for damages suffered by third parties, each of which could materially adversely affect Technip’s business, financial condition or results of operations.

Although Technip does not directly operate facilities that fall within the scope of Article L. 515-36 of the French Environmental Code for high threshold “Seveso” sites, some of its activities (construction, installation or start-up) are carried out at industrial facilities which are themselves exposed to industrial and environmental hazards.

In the event of a major industrial accident in a facility exposed to such hazards, Technip’s liability for damages to its employees or property, as an onsite participant, or the loss of an important customer as a result of such accident, materially adversely affect Technip’s business, financial condition or results of operations.

Climate change may adversely impact Technip’s operations and income.

Technip is subject to regulatory risks arising from more stringent international, European or national regulations aimed at reducing greenhouse gas emissions and competition risks from a further shift in client demand for more energy-efficient products and processes to reduce greenhouse gas emissions. Each of these risks could have a materially adverse impact on Technip’s compliance with contractual completion deadlines and could materially adversely affect Technip’s business, financial condition or results of operations.

For instance, Technip has no facilities that fall within the scope of either the French national scheme for greenhouse gas quota (PNAQ III for the 2013-2020 period), or Directive 2010/75/EU of the European Parliament and of the European Council of November 24, 2010 on industrial emissions (integrated pollution prevention and control). Investments in the petroleum industry can be materially affected by changes in environmental laws or regulations, applicable either to the project or the relevant business sectors. If certain regulations change in an unexpected manner, or impose requirements with which Technip may not be able to comply, the obligations imposed by such laws or regulations could materially adversely affect Technip’s business, financial condition or results of operations.

In addition, if Technip does not sufficiently anticipate developments in technologies that lower greenhouse gas emissions and are based on renewable energies, Technip would no longer be able to meet market demand, which in turn would have a negative impact on its operations and financial results.

Technip could be held responsible for occupational diseases of its employees.

As is the case for most diversified industrial groups, Technip may be exposed to claims for occupational diseases related to its employees’ exposure to various risks such as noise, musculoskeletal disorders or asbestos. To prevent any such harm to its employees, Technip implements prevention programs designed to reduce specific health risks. In the event that occupational diseases related to asbestos were to be discovered or reported, Technip could be held liable. Technip could also be required to pay substantial indemnities to the victims or to the relevant beneficiaries under local law.

Stricter regulations regarding national content and social standards may expose Technip to higher costs, liability and reputational damage.

Technip operates in countries with increasingly stringent and constantly evolving regulations in relation to social protection and employment. Certain countries, in particular emerging economies and developing countries, aim at imposing more onerous regulations in relation to local content requirements regarding operations conducted by or for foreign businesses, particularly regarding the employment of local workers, the provision of products and services by local businesses and social investment in favor of local communities.

Technip could be held liable for a breach of any of these regulations and a failure to take into account local content requirements could expose Technip to operational risks. For example, if Technip failed to meet an obligation to improve the employability of local workers, Technip could be unable to conduct its operations due to a shortage of skilled personnel. In addition, Technip could suffer from difficulties further along the supply chain due to a failure to contribute to the sustainable development of the broader local economy. Finally,

Technip may have to carry out its operations in a context of social injustice, poverty or poor management of natural resources which may be a source of discontent from local communities in terms of human development and environmental conservation, which may cause or exacerbate local instability, thereby exposing Technip to risks of direct losses, including, among others, the boycott of supply and/or production, in addition to risks relating to reputational damage.

In addition to the risks mentioned above, due to the national environment and the nature of the industry in countries where Technip operates, Technip is also exposed to one risk in particular, common to all sustainable development concerns: the risk of damage to its image and reputation due to irresponsible behavior or a focus on short-term profits. There is a risk that this type of behavior can occur not only at the level of the entities and projects of Technip but also at each stage of Technip’s value chain. The subcontracting and supply chain may reveal acts or events that are contrary to Technip’s ethical principles and sustainability policies, and which may be unknown to Technip in so far as they occur before Technip’s involvement. Clients and project sponsors may also act contrary to these principles and policies, resulting in accidents or exposure to reputational damage. All this may directly or indirectly affect the image and reputation of Technip, which could ultimately impact Technip’s ability to break into new markets, create jobs or implement its operations in certain countries, ultimately resulting in financial losses.

Pirates endanger Technip’s maritime employees and assets.

Technip faces material piracy risks in the Gulf of Guinea, the Somali Basin and the Gulf of Aden, and, to a lesser extent, in Southeast Asia, Malacca and the Singapore Straits. Piracy represents a risk for both Technip’s projects and its vessels which operate and transit through sensitive maritime areas. Such risks have the potential to significantly harm crews (physically and/or psychologically) and to negatively impact the execution schedule for a project or projects. If Technip’s maritime employees or assets are endangered, additional time may be required to find an alternative solution, which may delay project realization and negatively impact Technip’s image, business, financial condition or results of operations.

Technip’s employees and operators are subject to air travel risks.

Technip operates in several countries where the performance of airlines or the air-traffic control network is poor or does not comply with Organisation for Economic Co-operation and Development standards. The limited number of flights to certain destinations, particularly domestic flights, can result in employees having to use alternative means of transportation. Should air travel risks materialize, they could impact the safety of employees, human resources, the execution of a project, or the schedule for submission of an offer and may harm Technip’s image, business, financial condition or results of operations.

Changes in laws or regulations may have a negative impact on Technip’s business.

Technip’s operations and manufacturing activities are governed by international, regional, transnational and national laws and regulations in every place where it operates, and in various often-changing fields, such as securities laws, internal control, health and safety, privacy and data protection, ethics, anti-corruption, labor and environmental laws, export control on certain specifically enumerated items or strategic industries, as well as compliance with trade or other sanctions, including, as of recently, political and economic sanctions involving the Russian Federation. Technip may be required to make financial and technical investments, suspend its activities in certain countries or may be further limited in its ability to access certain markets or countries, for an indefinite period of time, to comply with these laws and regulations, and any changes thereto. In addition, any misconduct or failure to comply with these laws and regulations could expose Technip or its employees to criminal, civil and administrative liabilities and could damage Technip’s reputation or have an adverse impact on its share value.

In exceptional cases, some of Technip’s assets may be nationalized or expropriated or some of Technip’s contractual rights may be challenged. The materialization of such risks could result in a loss of Technip’s market share and could materially adversely affect Technip’s business, financial condition or results of operations.

Changes in tax regulations or interpretations may negatively affect Technip’s tax position.

Technip operates in many countries and, as a result, is subject to taxes in a number of different jurisdictions. Revenue, including net income actually earned, deemed net profit and withholding taxes generated in the various jurisdictions, are taxed differently. The final determination of Technip’s tax liabilities requires an interpretation of local tax laws, treaties and the practices of the tax authorities of each jurisdiction in which Technip operates, as well as the making of assumptions regarding the scope of future operations and the nature and timing of the financial results generated by such operations. Changes in tax regulations and practices could materially and adversely impact Technip’s tax position and liabilities, in particular if, contrary to the recommendations of the group’s Tax Department, the group was not protected by the terms of the contracts it enters into against a risk incurred as a result of a change in tax regulations, interpretations and practices.

Technip may fail to effectively protect its intellectual property, resulting in a loss of its competitive advantage and revenues.

Some of Technip’s products, including the processes used by Technip to produce and market such products, are patented, are subject to patent applications, or represent trade secrets. However, not all countries offer the same level of protection for intellectual property rights. If Technip’s intellectual property rights were to be considered invalid, could not be protected, or if there was a failure to obtain a particular patent, its competitors could then independently develop and exploit technologies similar to Technip’s unpatented or unprotected technologies. Although Technip does not believe that its business or financial condition or results of operations are dependent upon any single patent, brand, technology or intellectual property right, such events could have an impact on Technip’s brand, or could materially adversely affect Technip’s business, financial condition or results of operations.

Technip could be required to take legal action in order to enforce its intellectual property rights, as well as to assess the validity and scope of rights held by third parties. Technip could also be subject to legal action brought by third parties seeking to enforce intellectual property rights, which they claim to hold. Any court proceedings could result in major costs and require the dedication of resources, which could have an impact on Technip’s operating income.

Technip may be involved in costly and burdensome legal proceedings with clients, partners, subcontractors, employees and tax or regulatory authorities.

Technip is regularly involved in legal proceedings with clients, partners, subcontractors and tax or regulatory authorities in its course of business. Certain of these proceedings can notably lead to Technip having to pay damages and punitive damages, equitable remedies or criminal or civil sanctions, fines or disgorgement of profit. In individual cases this may also lead to formal or informal exclusion from tenders or the revocation or loss of business licenses or permits. These proceedings can also lead financial institutions that granted financings to Technip, to acknowledge the breach of certain undertakings, and insurance companies to reassess the policies from which Technip benefits.

Technip may also be involved in proceedings initiated by, among others, (i) employees or former employees of Technip with occupational disease claims related to certain activities (e.g., diving) or to exposure to hazardous substances (e.g., asbestos), (ii) tax or regulatory authorities or (iii) any third parties. Should any of these risks materialize, Technip’s image could be negatively impacted and Technip’s business, financial condition or results of operations could be materially adversely affected.

Technip faces risks relating to the expected exit of the United Kingdom from the European Union.

On June 23, 2016, the United Kingdom held a remain-or-leave referendum on the United Kingdom’s membership within the European Union, the result of which favored Brexit. A process of negotiation will determine the future terms of the United Kingdom’s relationship with the European Union, as well as whether the United Kingdom will be able to continue to benefit from the European Union’s free trade and similar agreements. The timing of the Brexit and potential impact of Brexit on Technip’s market share, sales, profitability and results of operations is unclear. Depending on the terms of Brexit, economic conditions in the United Kingdom, the European Union and global markets may be adversely affected by reduced growth and volatility. For instance, any restrictions on the freedom of movement between the United Kingdom and the European Union may impact the mobility of Technip’s personnel. In addition, a Brexit may also give rise to further political uncertainty regarding Scottish independence. The uncertainty before, during and after the period of negotiation is also expected to have a negative economic impact and to increase volatility in the markets, particularly in the Eurozone. Such volatility and negative economic impact could, in turn, materially adversely affect Technip’s business, financial condition or results of operations.

Technip’s prior work in Iran related to certain past projects may be subject to U.S. sanctions, which could have an adverse impact on its business.

As a multinational corporation organized outside the United States and with operations throughout the world, Technip has operated in certain countries where U.S. persons, U.S. entities and, in certain cases, non-U.S. entities that are owned or controlled by U.S. entities, are prohibited from doing business. Non-U.S. persons and non-U.S. entities (even if not U.S.-owned or controlled) are exposed to the risk of sanctions or penalties in certain situations. On January 16, 2016, the majority of such U.S. sanctions on Iran targeted at non-U.S. persons, including the Iran Sanctions Act of 1996 (“ISA”), as further amended and expanded by the Comprehensive Iran Sanctions, Accountability, and Divestment Act of July 2010 (“CISADA”), the Iran Threat Reduction and Syria Human Rights Act of 2012, the Iran Freedom and Counter-Proliferation Act of 2012, as well as certain U.S. Executive Orders and regulations, were lifted. However, certain sanctions targeted at U.S. persons and non-U.S. persons remain. As of June 30, 2016, Technip’s revenue generated by residual obligations linked to prior contracts was close to zero. Technip implements procedures to ensure that projects carried out in countries which are subject to economic sanctions are undertaken in compliance with U.S. sanctions laws. Technip cannot, however, completely exclude the risk of sanctions for its actions prior to or, as the case may be, after January 16, 2016, under the ISA and CISADA and current or future U.S. laws and regulations or developments. If sanctions are imposed under such laws, such sanctions could have an adverse impact on its business.

Technip is exposed to credit/counter-party risk.

The global market for the production, transportation and transformation of hydrocarbons and by-products, as well as the other industrial sector markets in which Technip operates, is dominated by a small number of companies. As a result, Technip’s business relies on a limited number of customers. Technip regularly performs a credit risk analysis before entering into contracts and puts in place payment guarantees and procedures for monitoring customer payments as necessary. The loss of any key customer would materially adversely affect Technip’s business, financial condition and results of operations.

Technip is exposed to liquidity risk.

As of October 21, 2016, Standard & Poor’s corporate credit rating for Technip was BBB+/Stable/A-2.

Technip’s business generates negative working capital requirements. The contractual terms and conditions for payment are negotiated between Technip’s entities and their clients, suppliers or subcontractors for the realization of projects. These terms and conditions provide Technip’s entities with cash resources and are reflected in Technip’s financial statements as a negative working capital requirement.

Technip is exposed to currency risk, interest rate risk, commodity risk and other market risks.

Technip considers that the greatest exposure to currency risk faced by Technip is that arising from its operational activities. For each contract, a currency risk exists to the extent there are currency inflows and outflows during the tender phase of a contract or at the inception or execution of a contract. To mitigate this risk, strict policies and procedures have been put in force by Technip over the past several years with the objective of optimizing the hedging of the Technip operating currency exposure. In particular, for each contract for which there is a currency exposure, a currency risk analysis is performed to take into account currency inflows and outflows; during the tender phase of a contract, and where possible, in collaboration with the client and partners, currency exposure is minimized by the use of natural hedging; at the inception of the contract, any remaining exposure is systematically hedged using financial instruments; during the implementation of the contract, the exposure to currency risk is reviewed on a regular basis and the hedge is adjusted as necessary; each contract is monitored individually pursuant to the group’s internal procedures and the results of this monitoring are immediately included in the group’s internal reporting to management.

In addition, Technip’s subsidiaries are exposed to short-term financing currency risk. To mitigate this risk, Technip conducts currency hedging in accordance with the relevant international accounting standards (IFRS) and taking into account future cash flow ,thereby providing “microeconomic cover” (flow by flow). For most entities, financial hedging instruments are contracted centrally by Technip Eurocash SNC and are in turn contracted across several banking counterparties that have been selected following appropriate analysis. Currency hedging instruments used by the group and their respective sensitivities are presented in Notes 1-C (c), 26 and 32 (b) in Section 6.1 of the Technip 2015 Reference Document. As of December 31, 2015, the group had not used any currency options.

Furthermore, Technip is exposed to foreign investment currency risk due to the fact that a significant portion of its revenues is generated outside the Eurozone (71% for the year ended December 31, 2015, including 25% by companies having the U.S. dollar as the functional currency and 17% by companies having the British pound as the functional currency). A variation of 10% in the U.S. dollar/Euro exchange rate would impact group revenue by €211.9 million, while a variation of 10% in the GBP/Euro exchange rate would impact group revenue by €154.0 million. To mitigate this risk, Technip internal rules require that all transactions contracted in foreign currencies must be hedged. As a result, even if Technip’s consolidated currency position is not measured, Technip considers on the basis of individual monitoring and internal reporting that almost all of the assets, liabilities and cash flows that are denominated in a currency other than the functional currency of the operating entity are hedged, using either natural hedging or financial instruments. Technip believes that any residual currency risk is not significant.

As of December 31, 2015, Technip’s outstanding hedging instruments by currency were as follows:

In millions of Euro
U.S. dollar/Euro Purchase	U.S. dollar/Euro Sale	GBP/Euro Purchase	GBP/Euro Sale	Purchase/Sale of Foreign Currency compared to Euro	Purchase/Sale of Foreign Currency compared to Foreign Currency	Total Nominal Value of Hedging Instruments
117.9	1,302.1	163.0	215.4	238.1	1,721.0	3,757.5

The group does not have significant exposure to currency risk related to its financial debt as it has no external financial debt contracted in a currency other than the functional currency of the contracting entity. The majority of the short-term financing needs of the group’s subsidiaries in relation to a requested currency are met by the entity which centralizes the cash pool, Technip Eurocash SNC. Technip Eurocash SNC centralizes excess cash in any currency for the majority of the group’s subsidiaries and therefore has the necessary cash available in a requested currency. If necessary, Technip enters into currency swap contracts.

Technip is also exposed to interest rate risk. Notwithstanding Technip’s regular analysis of such exposure, Technip’s financial projects are subject to interest rate fluctuations, which in turn could materially adversely affect Technip’s business, financial condition or results of operations.

The following table presents a schedule of maturity dates after Technip’s financial asset and financial debt management, as of December 31, 2015. The schedule of maturity dates is based on the interest rate revision dates.

In millions of Euro	Call Money rate within 1 year	1 to 5 years	Over 5 years	Total
Convertible Bonds (including Accrued Interest Payable)	553.7	481.0	2.2	1,036.9
Bond Issue (including Accrued Interest Payable)	13.3	198.6	670.5	882.4
Bank Borrowings and Credit Lines (including Accrued Interest Payable)	149.1	113.8	3.1	266.0

Commercial Papers	200.0	-	-	200.0
Fixed Rate	916.1	793.4	675.8	2,385.3
Cash and Cash Equivalents	(2,919.1)	-	-	(2,919.1)
Bank Borrowings and Credit Lines	20.9	145.6	11.2	177.7
Bank Overdrafts	0.1	-	-	0.1
Floating Rate	(2,898.1)	145.6	11.2	(2,741.3)
Total	(1,982.0)	939.0	687.0	(356.0)

As regards maturity dates in excess of one year, the outstanding fixed rate debt amounts to €1,469.2 million. The outstanding fixed rate debt predominantly consists of convertible bonds and private placements. It also includes drawings on bank loans.

Analysis of the Sensitivity of the Situation

Technip’s floating rate debt amounted to €177.8 million compared to an aggregate total debt of €2,563.1 million as of December 31, 2015.

To ensure liquidity, cash is invested on a short-term basis. Financial products are subject to fluctuations in currency interest rates.

As of December 31, 2015, the net short-term cash position of the group (cash and cash equivalents, less short-term financial debts) amounted to €1,982.0 million.

In millions of Euro	Impact on Estimated Financial Charges and Revenues before Taxes (*)	Impact on Equity before Taxes
Impact of 1% Increase in Interest Rates	18.3	-
Impact of 1% Decrease in Interest Rates	(18.3)	-
(*) On the basis of outstanding amounts as of December 31, 2015.

Based on the outstanding amounts as of December 31, 2015, a 1% (100 basis points) increase in interest rates would lower the fair value of the fixed rate convertible bonds (OCEANEs) and private placements of Technip (which are described in section 2.5 of Technip 2015 Reference Document by €71.7 million before tax; a 1% (100 basis points) decrease in interest rates would raise the fair value of such OCEANEs and private placements by €78.4 million before tax; a 1% (100 basis points) increase in interest rates would generate an additional profit of €18.3 million before tax in the consolidated net cash position of Technip and a 1% (100 basis points) decrease in interest rates would generate a loss of the same amount (€18.3 million before tax) in the consolidated net cash position of Technip.

In addition, Technip faces risks related to fluctuations in prices of shares that it holds.

In millions of Euro	Portfolio of treasury shares as of December 31, 2015
Asset Balance	55.2
Provisions for Risk	(65.4)
Off-Balance Sheet	-
NET TOTAL POSITION	(10.2)

Sensitivity to Changes in Share Price

As of December 31, 2015, Technip held 818,875 treasury shares. In the event of a 10% decrease in Technip’s share price (€45.74 as of that date), Technip would be required to record a provision in its annual accounts, unless those shares were allocated to plans.

In 2010, the group acquired an 8% interest in Malaysia Marine and Heavy Engineering Holdings Bhd (MHB) for €114.5 million (i.e., 128,000,000 shares). In 2011, Technip increased its interest in MHB by 0.35% for a consideration of €7.1 million (i.e., 5,555,000 additional shares) and in 2012, increased its interest by an additional 0.15% for a consideration of €3.2 million (i.e., 2,445,000 additional shares), amounting to 136 million shares. As of June 30, 2016, the group held 8.5% of this company. MHB is listed in Malaysia on Bursa Malaysia Securities Bhd.

As of the date of this Information Document, other than the shareholdings mentioned above, the Technip group did not hold any other third party listed shares, either directly or through a collective investment vehicle (Organisme de Placement Collectif en Valeurs Mobilières).

For a summary of investments categorized by financial instruments and accounting classification, please refer to Note 26 to the annual consolidated financial statements as of December 31, 2015, 2014 and 2013 and for the years ended December 31, 2015, 2014 and 2013, which are attached as Annex 2 to this Information Document.

Technip is also exposed to the risk of fluctuation of prices of commodities (e.g., flexible pipes and umbilicals) Technip procures for its plants. In this respect, equipment and materials incorporating raw materials supplied by subcontractors and suppliers account for Technip’s main purchase of commodities. Key equipment includes, but is not limited to, rotating equipment, pressure vessels and heat exchangers, piping materials, electrical equipment and materials. The direct impact of fluctuations in the price of raw materials on equipment cost is limited, except in relation to certain products (such as pipes, electrical cables, pressure vessels and heat exchangers) due to a limited margin of added value. Since the flexible pipes and their components produced by Technip have a very specific purpose, plants limit their stock to the level needed for ongoing Projects and backlog. Technip participates in the commodity market as part of its procurement of flexible pipes and umbilicals for its plants. In 2015, this represented 6% of the value of group’s procurement. In decreasing order of importance, such procurement consists of steel wires, thermoplastics and stainless steel strips.

Technip’s insurance coverage may prove inadequate.

Technip’s global insurance policy which is described in section 2.8 of the Technip 2015 Reference Document, which is incorporated by reference in this Information Document, mainly aims to protect the assets of Technip and cover any liabilities Technip may incur in performing its operations. However, no assurance can be given that the nature and amount of Technip’s insurance will be sufficient to cover Technip’s liabilities. Further, Technip’s insurance may not generally be available in the future or, if available, premiums may not be commercially justifiable. If Technip incurs substantial liability and the damages are not covered by insurance or are in excess of policy limits, or if Technip were to incur liability at a time when Technip is not able to obtain liability insurance, such potential liabilities could materially adversely affect Technip’s business, financial condition or results of operations.

Technip’s risk management policies and procedures may fail.

Technip seeks to adopt and implement risk management policies and procedures that it considers appropriate under the circumstances. Technip’s risk management policy is described in section 2.7 of Technip 2015 Reference Document, which is incorporated by reference in this Information Document. However, any such policy or procedure may prove inadequate and Technip may be unable to adequately identify, evaluate and quantify relevant risks, or it may fail in reducing risks or maintaining them at levels that are acceptable to Technip. Any such failure could materially adversely affect Technip’s business, financial condition or results of operations.

1.5.	Risk Factors Relating to FMCTI’s Business

Demand for FMCTI’s products and services depends on oil and gas industry activity and expenditure levels, which are directly affected by trends in the demand for and price of crude oil and natural gas.

FMCTI is substantially dependent on conditions in the oil and gas industry, including the level of exploration, development and production activity of, and the corresponding capital spending by, oil and natural gas companies. Any substantial or extended decline in these expenditures may result in the reduced pace of discovery and development of new reserves of oil and gas and the reduced exploitation of existing wells, which could adversely affect demand for FMCTI’s products and services and, in certain instances, result in the cancellation, modification or rescheduling of existing orders in FMCTI’s backlog. These factors could have an adverse effect on FMCTI’s revenue and profitability. The level of exploration, development and production activity is directly affected by trends in oil and natural gas prices, which historically have been volatile.

Factors affecting the prices of oil and natural gas include, but are not limited to, the following:

-      demand for hydrocarbons, which is affected by worldwide population growth, economic growth rates and general economic and business conditions;

-      costs of exploring for, producing and delivering oil and natural gas;

-      political and economic uncertainty and socio-political unrest;

-      available excess production capacity within the Organization of Petroleum Exporting Countries (“OPEC”) and the level of oil production by non-OPEC countries;

-      oil refining capacity and shifts in end-customer preferences toward fuel efficiency and the use of natural gas;

-      technological advances affecting energy consumption;

-      potential acceleration of the development of alternative fuels;

-      access to capital and credit markets, which may affect FMCTI’s customers’ activity levels and spending for FMCTI’s products and services; and

-      natural disasters.

The oil and gas industry has historically experienced periodic downturns, which have been characterized by diminished demand for oilfield services and downward pressure on the prices FMCTI charges. The current downturn in the oil and gas industry has resulted in a reduction in demand for oilfield services and could further adversely affect FMCTI’s financial condition, results of operations or cash flows.

Disruptions in the political, regulatory, economic and social conditions of the countries in which FMCTI conducts business could adversely affect its business or results of operations.

FMCTI operates manufacturing facilities in the United States and in various countries across the world. Instability and unforeseen changes in any of the markets in which FMCTI conducts business, including economically and politically volatile areas such as North Africa, West Africa, the Middle East and the Commonwealth of Independent States, could have an adverse effect on the demand for FMCTI’s products and services, its financial condition or its results of operations. These factors include, but are not limited to, the following:

-      nationalization and expropriation;

-      potentially burdensome taxation;

-      inflationary and recessionary markets, including capital and equity markets;

-      civil unrest, labor issues, political instability, terrorist attacks, cyber-terrorism, military activity and wars;

-      supply disruptions in key oil producing countries;

-      ability of OPEC to set and maintain production levels and pricing;

-      trade restrictions, trade protection measures or price controls;

-      foreign ownership restrictions;

-      import or export licensing requirements;

-      restrictions on operations, trade practices, trade partners and investment decisions resulting from domestic and foreign laws and regulations;

-      changes in, and the administration of, laws and regulations;

-      inability to repatriate income or capital;

-      reductions in the availability of qualified personnel;

-      foreign currency fluctuations or currency restrictions; and

-      fluctuations in the interest rate component of forward foreign currency rates.

In such areas, these risks can be mitigated by conducting specific risk analyses and regular audits, and can be effectively managed through appropriate preventive and protective programs and actions.

Moreover, Brexit has led to both near- and long-term uncertainties. As legal negotiations regarding its formal separation from the European Union occur over the next few years, the nature and extent of the effects of decisions from those negotiations is unknown. Near-term uncertainties may include continued volatility in the British pound and Euro currencies as well as volatility in global stock markets. E.U. member states are party to various treaties and agreements that facilitate the free movement of goods, services, and capital across member state jurisdictions. If the United Kingdom negotiates new treaties or agreements, the potential impact in the longer-term may include changing trade tariffs and customs duties on U.K. imports and exports, slower U.K. and E.U. economic growth and increased deregulation in the United Kingdom, all of which could affect the value of FMCTI’s foreign currency-denominated assets and liabilities or its ability to assert whether undistributed earnings in the United Kingdom will remain indefinitely reinvested.

The industries in which FMCTI operates or has operated exposes it to potential liabilities arising out of the installation or use of its products that could adversely affect its financial condition.

FMCTI is subject to potential liabilities arising from equipment malfunctions and failures, particularly due to high temperature and pressure environments, equipment misuse and natural disasters, the occurrence of which may result in uncontrollable flows of gas or well fluids, fires and explosions. FMCTI subjects its products to a rigorous quality control program and has obtained insurance against many risks that could arise from the use of its products. However, this insurance may not be adequate to cover all potential liabilities. Further, the insurance may not generally be available in the future or, if available, premiums may not be commercially justifiable. If FMCTI incurs substantial liability and insurance does not cover the damages or they in excess of policy limits, or if FMCTI were to incur liability at a time when it is not able to obtain liability insurance, such potential liabilities could have a material adverse effect on its business, results of operations, financial condition or cash flows.

FMCTI’s operations require it to comply with numerous U.S. and international regulations, violations of which could have a material adverse effect on its financial condition, results of operations or cash flows.

FMCTI is exposed to a variety of federal, state, local and international laws and regulations relating to matters such as environmental, health and safety, labor and employment, import/export control, currency exchange, bribery and corruption and taxation. These laws and regulations are complex, frequently change and have tended to become more stringent over time. While FMCTI regularly monitors changes to comply with local and international standards and regulations, in the event that the scope of these laws and regulations expands in the future, the incremental cost of compliance could adversely impact FMCTI’s financial condition, results of operations or cash flows.

FMCTI’s operations outside of the United States require it to comply with numerous anti-bribery and anti-corruption regulations under the laws of the United States and various other countries. The FCPA, the Bribery Act and the Brazilian Anti-Bribery Act (also known as the Brazilian Clean Company Act), among others, apply to FMCTI and its operations. FMCTI implements internal control policies and procedures and has carried out training and compliance programs for its employees and agents with respect to these regulations. However, FMCTI’s policies, procedures and programs may not always protect it from reckless or criminal acts committed by its employees or agents, and severe criminal or civil sanctions may be imposed as a result of violations of these laws. FMCTI is also subject to the risks that its employees, joint venture partners and agents outside of the United States may fail to comply with applicable laws.

Moreover, FMCTI imports raw materials, semi-finished goods, and finished products into many countries for use in such countries or for manufacturing and/or finishing for re-export and import into another country for use or further integration into equipment or systems. Most movement of raw materials, semi-finished or finished products involves imports and exports. As a result, compliance with multiple trade sanctions, embargoes and import/export laws and regulations, as well as the recently enacted conflict minerals reporting requirements, pose a constant challenge and risk to FMCTI since its business is conducted on a worldwide basis through various subsidiaries. FMCTI’s failure to comply with these laws and regulations could materially affect its reputation, financial condition and results of operations.

Compliance with environmental laws and regulations may adversely affect FMCTI’s business and results of operations.

Environmental laws and regulations in the United States and other countries affect the equipment, systems and services FMCTI designs, markets and sells, as well as the facilities where it manufactures its equipment and systems. FMCTI is required to invest financial and managerial resources to comply with environmental laws and regulations and believes that it will continue to be required to do so in the future. While FMCTI monitors regulatory changes to comply with changes in local and international standards and regulations, failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, or the issuance of orders enjoining operations. These laws and regulations, as well as the adoption of new legal requirements or other laws and regulations affecting exploration and development of drilling for crude oil and natural gas, could adversely affect FMCTI’s business and operating results by increasing its costs, limiting the demand for its products and services or restricting its operations.

International, national and state governments and agencies are currently evaluating and/or promulgating legislation and regulations that are focused on restricting greenhouse gas emissions. For instance, under the U.S. Clean Air Act, the U.S. Environmental Protection Agency (the “EPA”) has made findings that greenhouse gas emissions endanger public health and the environment, resulting in the EPA’s adoption of regulations requiring construction and operating permit reviews of certain stationary sources with major emissions of greenhouse gases, which reviews require the installation of new greenhouse gas emission control technologies. The EPA has also promulgated rules requiring the monitoring and annual reporting of greenhouse gas emissions from certain sources, including onshore and offshore oil and natural gas production facilities and onshore oil and natural gas processing, transmission, storage and distribution facilities. In August 2015, the EPA also announced proposed rules that would establish new air emission controls for methane emissions from certain new, modified or reconstructed equipment and processes in the oil and natural gas source category, including production, processing, transmission and storage activities, as part of an overall effort to reduce methane emissions by up to 45% by 2025. To the extent FMCTI’s customers are subject to these or other similar proposed or newly enacted laws and regulations, the additional costs incurred by FMCTI’s customers to comply with such laws and regulations could impact their ability or desire to continue to operate at current or anticipated levels, which would negatively impact their demand for FMCTI’s products and services. In addition, any new laws or regulations establishing cap-and-trade or that favor the increased use of non-fossil fuels may dampen demand for oil and gas production and lead to lower spending by FMCTI’s customers for FMCTI’s products and services. Similarly, to the extent FMCTI is or becomes subject to any of these or other similar proposed or newly enacted laws and regulations, FMCTI expects that its efforts to monitor, report and comply with such laws and regulations, and any related taxes imposed on companies by such programs, will increase its cost of doing business and may have a material adverse effect on its financial condition and results of operations.

Moreover, environmental concerns have been raised regarding the potential impact of hydraulic fracturing on underground water supplies. Although FMCTI does not perform hydraulic fracturing, it does provide equipment and services to companies employing this enhanced recovery technique. There have been several regulatory and governmental initiatives in the United States to restrict the hydraulic fracturing process, which could have an adverse impact on FMCTI’s customers’ completion or production activities. For example, the EPA has issued final regulations under the U.S. Clean Air Act governing performance standards, including standards for the capture of air emissions released during hydraulic fracturing, and proposed in April 2015 the prohibition of the discharge of wastewater from hydraulic fracturing operations to publicly owned wastewater treatment plants. Also, the U.S. Bureau of Land Management finalized rules in March 2015 that impose new or more stringent standards for performing hydraulic fracturing on federal and American Indian lands. The U.S. District Court of Wyoming has temporarily stayed implementation of this rule, and a final decision has not yet been issued. These and other similar state and foreign regulatory initiatives, if adopted, would establish additional levels of regulation for FMCTI’s customers that could make it more difficult for FMCTI’s customers to complete natural gas and oil wells and could adversely affect the demand for FMCTI’s equipment and services, which, in turn, could adversely affect FMCTI’s financial condition, results of operations or cash flows.

FMCTI may lose money on fixed-price contracts.

As is customary for the types of businesses in which FMCTI operates, FMCTI often agrees to provide products and services under fixed-price contracts. Under these contracts, FMCTI is typically responsible for cost overruns. FMCTI’s actual costs and any gross profit realized on these fixed-price contracts may vary from the estimated amounts on which these contracts were originally based. There is inherent risk in the estimation process, including significant unforeseen technical and logistical challenges or longer-than-expected lead times. A fixed-price contract may prohibit FMCTI’s ability to mitigate the impact of unanticipated increases in raw material prices through increased pricing. Depending on the size of a project, variations from estimated contract performance could have a significant impact on FMCTI’s financial condition, results of operations or cash flows.

Disruptions in the timely delivery of FMCTI’s backlog could affect its future sales, profitability, and its relationships with its customers.

Many of the contracts FMCTI enters into with its customers require long manufacturing lead times due to complex technical and logistical requirements. These contracts may contain clauses related to liquidated damages or financial incentives regarding on-time delivery, and a failure by FMCTI to deliver in accordance with customer expectations could subject it to liquidated damages or loss of financial incentives, reduce its margins on these contracts or result in damage to existing customer relationships. The ability to meet customer delivery schedules for this backlog is dependent on a number of factors, including, but not limited to, access to the raw materials required for production, an adequately trained and capable workforce, subcontractor performance, project engineering expertise and execution, sufficient manufacturing plant capacity and appropriate planning and scheduling of manufacturing resources. Failure to deliver backlog in accordance with expectations could negatively impact FMCTI’s financial performance, particularly in light of the current industry environment where customers may seek to improve their returns or cash flows.

Due to the types of contracts FMCTI enters into, the cumulative loss of several major contracts or alliances may have an adverse effect on its results of operations.

FMCTI often enters into large, long-term contracts that, collectively, represent a significant portion of its revenue. These agreements, if terminated or breached, may have a larger impact on FMCTI’s operating results or its financial condition than shorter-term contracts due to the value at risk. If FMCTI were to lose several key alliances or agreements over a relatively short period of time, it could experience a significant adverse impact on its financial condition, results of operations or cash flows.

Increased costs of raw materials and other components may result in increased operating expenses and adversely affect FMCTI’s results of operations or cash flows.

FMCTI works with multiple suppliers of raw materials (largely carbon steel, stainless steel, aluminum and steel castings and forging) in order to not be dependent on one single source supplier and help ensure competitive pricing. In spite of FMCTI’s efforts to effectively manage the supply base, its results of operations may be adversely affected by its inability to manage the rising costs and availability of raw materials and components used in its wide variety of products and systems. Unexpected changes in the size and timing of regional and/or product markets, particularly for short lead-time products, could affect FMCTI’s results of operations or cash flows.

In accordance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the SEC’s rules regarding mandatory disclosure and reporting requirements by public companies of their use of “conflict minerals” (tantalum, tin, tungsten and gold) originating in the Democratic Republic of Congo and adjoining countries became effective in 2014. While the conflict minerals rule continues in effect as adopted, there remains uncertainty regarding how the conflict minerals rule, and FMCTI’s compliance obligations, will be affected in the future. Additional requirements under the rule could affect sourcing at competitive prices and availability in sufficient quantities of certain of the conflict minerals used in the manufacture of FMCTI’s products or in the provision of its services, which could have a material adverse effect on FMCTI’s ability to purchase these products in the future. The costs of compliance, including those related to supply chain research, the limited number of suppliers and possible changes in the sourcing of these minerals, could have a material adverse effect on FMCTI’s results of operations or cash flows.

A failure of FMCTI’s information technology infrastructure could adversely impact its business and results of operations.

The efficient operation of FMCTI’s business is dependent on its information technology (“IT”) systems. Accordingly, FMCTI relies upon the capacity, reliability and security of its IT hardware and software infrastructure and its ability to expand and update this infrastructure in response to its changing needs. Despite FMCTI’s implementation of security measures, its systems are vulnerable to damages from computer viruses, natural disasters, incursions by intruders or hackers, failures in hardware or software, power fluctuations, cyber terrorists and other similar disruptions. Additionally, FMCTI relies on third parties to support the operation of its IT hardware and software infrastructure, and in certain instances, utilize web-based applications. Although no such material incidents have occurred to date, the failure of FMCTI’s IT systems or those of its vendors to perform as anticipated for any reason or any significant breach of security could disrupt FMCTI’s business and result in numerous adverse consequences, including reduced effectiveness and efficiency of operations, inappropriate disclosure of confidential and proprietary information, reputational harm, increased overhead costs and loss of important information, which could have a material adverse effect on FMCTI’s business and results of operations. In addition, FMCTI may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future.

FMCTI’s success depends on its ability to implement new technologies and services.

FMCTI’s success depends on the ongoing development and implementation of new product designs and improvements and on its ability to protect and maintain critical intellectual property assets related to these developments. If FMCTI is not able to obtain patent or other protection of its intellectual property rights, it may not be able to continue to develop systems, services and technologies to meet evolving industry requirements, and if so, at prices acceptable to its customers. Although FMCTI does not believe that its business or financial conditions or results of operations depend on any single patent, brand technology or intellectual property right, the inability to obtain or protect intellectual property rights could have an impact on FMCTI’s brand, or could have a material adverse effect on FMCTI’s business, results of operations, financial condition or cash flows.

Uninsured claims and litigation against FMCTI, including intellectual property litigation, could adversely impact FMCTI’s financial condition, results of operations or cash flows.

FMCTI could be impacted by the outcome of pending litigation, as well as unexpected litigation or proceedings. FMCTI management limits this risk by determining which insurance coverage against operating hazards, including product liability claims and personal injury claims related to its products, is prudent and to the extent such insurance is available. However, no assurance can be given that the nature and amount of that insurance will be sufficient to fully indemnify FMCTI against liabilities arising out of pending and future claims and litigation. FMCTI’s financial condition, results of operations or cash flows could be adversely affected by unexpected claims not covered by insurance.

In addition, the tools, techniques, methodologies, programs and components FMCTI uses to provide its services may infringe upon the intellectual property rights of others. Infringement claims generally result in significant legal and other costs. Royalty payments under licenses from third parties, if available, would increase FMCTI’s costs. If a license were not available, FMCTI might not be able to continue providing a particular service or product, which could adversely affect its financial condition, results of operations or cash flows. Additionally, developing non-infringing technologies would increase FMCTI’s costs.

A deterioration in future expected profitability or cash flows could result in an impairment of FMCTI’s recorded goodwill.

Goodwill is tested for impairment on an annual basis, or more frequently when impairment indicators arise. A lower fair value estimate in the future for any of FMCTI’s reporting units could result in goodwill impairments. Factors that could trigger a lower fair value estimate include changes in customer demand, cost increases, regulatory or political environment changes, and other changes in market conditions, such as decreased prices in similar market-based transactions, which could impact future earnings of the reporting unit.

As of June 30 2016, FMCTI’s U.S. surface integrated services reporting unit had recorded goodwill of $63.3 million. The decline in crude oil prices that began in 2014 and continued throughout 2015 has introduced uncertainty associated with certain key assumptions used in estimating fair value of the reporting unit. Depressed crude oil and natural gas prices for a prolonged period of time may adversely affect the economics of FMCTI’s customers’ projects, particularly shale-related projects in North America, which may lead to the reduction in demand for its products and services, negatively impacting the financial results of the reporting unit. FMCTI’s estimate of fair value for the U.S. surface integrated services reporting unit relies on third-party projections of the number of hydraulic fracturing stages expected to be completed as well as the expected recovery of the overall North American oil and gas market. FMCTI management is monitoring the overall market, specifically crude oil and natural gas prices, and its effect on the estimates and assumptions used in FMCTI’s goodwill impairment test for U.S. surface integrated services, which may require re-evaluation and could result in an impairment of goodwill for this reporting unit.

As of June 30, 2016, FMCTI’s separation systems reporting unit had recorded goodwill of $54.7 million. The decline in crude oil prices and its related effect on customer capital spending has led to negative margins for separation systems in 2015. FMCTI’s estimate of fair value for the separation systems reporting unit relies on assumptions of lower oil and gas activity over the next few years with expected market recovery in 2019 for this business. To mitigate the impact of lower commodity prices, management is expanding the reporting unit’s existing product offering in both greenfield and brownfield applications by introducing differentiating technology and expanding the system and solutions business as a growth platform. FMCTI management is monitoring the overall market, specifically crude oil prices and changes in customer capital spending, and its effect on the estimates and assumptions used in FMCTI’s goodwill impairment test for separation systems, which may require re-evaluation and could result in an impairment of goodwill for this reporting unit.

A downgrade in FMCTI’s debt rating could restrict its ability to access the capital markets.

The terms of FMCTI’s financing are, in part, dependent on the credit ratings assigned to its debt by independent credit rating agencies. FMCTI cannot provide assurance that any of its current credit ratings will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency. Factors that may impact FMCTI’s credit ratings include debt levels, capital structure, planned asset purchases or sales, near- and long-term production growth opportunities, market position, liquidity, asset quality, cost structure, product mix, customer and geographic diversification and commodity price levels. A downgrade in FMCTI’s credit ratings, particularly to non-investment grade levels, could limit its ability to access the debt capital markets, refinance its existing debt or cause it to refinance or issue debt with less favorable terms and conditions. Moreover, FMCTI’s revolving credit agreement includes an increase in interest rates if the ratings for its debt are downgraded, which could have an adverse effect on its results of operations. An increase in the level of FMCTI’s indebtedness and related interest costs may increase its vulnerability to adverse general economic and industry conditions and may affect its ability to obtain additional financing.

FMCTI’s industry is undergoing consolidation that may impact its results of operations.

FMCTI’s industry, including its customers and competitors, is undergoing consolidation, which may affect demand for its products and services as a result of price concessions or decreased customer capital spending. This consolidation activity could have a significant negative impact on FMCTI’s results of operations, financial condition or cash flows. FMCTI is unable to predict what effect consolidations in the industry may have on prices, capital spending by its customers, its selling strategies, its competitive position, its ability to retain customers or its ability to negotiate favorable agreements with its customers. See the section entitled “Information about the Group—The Mergers” for further information about consolidation in the industry.

FMCTI’s businesses are dependent on the continuing services of certain of its key managers and employees.

FMCTI depends on key personnel. The loss of any key personnel could adversely impact FMCTI’s business if it is unable to implement key strategies or transactions in their absence. While FMCTI has put in place initiatives to reduce this risk, the loss of qualified employees or an inability to retain and motivate additional highly skilled employees required for the operation and expansion of FMCTI’s business could hinder its ability to successfully conduct research activities and develop marketable products and services.

FMCTI is exposed to liquidity risks.

FMCTI has historically generated its liquidity and capital resources primarily through operations and, when needed, through its existing credit facility. The available $1,498.3 million under its revolving credit facility may be used in case of a temporary increase in working capital needs. FMCTI faces some uncertainty from volatility in credit, equity and commodity markets. In light of recent downturns in the oilfield services industry, many key customers have requested price concessions and FMCTI’s primary customer in Brazil has given notice of re-scheduling and potential cancellations of certain backlog deliveries. Any agreed discounts, material product delivery delays or cancellations with key customers may adversely affect FMCTI’s results of operations and cash flows. However, management believes, based on the current financial condition, existing backlog levels and current expectations for future market conditions, that FMCTI will continue to meet its short- and long-term liquidity needs with a combination of cash on hand, cash generated from operations and access to capital markets.

FMCTI is exposed to currency risk, interest rate risk and other market risks.

FMCTI conducts its operations around the world in a number of different currencies which could subject FMCTI’s earnings to change due to fluctuations in foreign currency exchange rates when the earnings in foreign currencies are translated into U.S. dollars. This translation impact on earnings is not hedged. Many of FMCTI’s significant foreign subsidiaries have designated the local currency as their functional currency. Because a significant portion of FMCTI’s revenue is denominated in foreign currencies, changes in exchange rates will produce fluctuations in its revenue, costs and earnings and may also affect the book value of its assets and liabilities located outside of the United States and the amount of FMCTI’s stockholders’ equity. Although it is FMCTI’s policy to seek to minimize its currency exposure by engaging in hedging transactions where appropriate, its efforts may not be successful. Moreover, certain currencies, specifically currencies in countries such as Angola and Nigeria, where FMCTI has sizable operations, do not actively trade in the global foreign exchange markets and may subject FMCTI to increased foreign currency exposures. To the extent FMCTI sells its products and services in foreign markets, currency fluctuations may result in its products and services becoming too expensive for foreign customers. As a result, fluctuations in foreign currency exchange rates may affect FMCTI’s financial position or results of operations. A 10% increase or decrease in the average exchange rates of all foreign currencies at December 31, 2015, would have changed FMCTI’s revenue and income before income taxes by approximately 4% and 2%, respectively.

When transactions are denominated in currencies other than subsidiaries’ respective functional currencies, and depending on the relevant risk assessment, FMCTI mitigates the risk of these exposures through the use of derivative instruments. Foreign currency forward contracts are primarily used to hedge the foreign currency fluctuation associated with firmly committed and forecasted foreign currency denominated payments and receipts. The derivative instruments associated with these anticipated transactions are usually designated and qualify as cash flow hedges, and as such FMCTI records the gains and losses associated with these instruments in other comprehensive income until such time that the underlying transactions are recognized. Unless these cash flow contracts are deemed to be ineffective or are not designated as cash flow hedges at inception, changes in the derivative fair value will not have an immediate impact on results of operations since the gains and losses associated with these instruments are recorded in other comprehensive income. When the anticipated transactions occur, these changes in value of derivatives instrument positions will be offset against changes in the value of the underlying transaction. When an anticipated transaction in a currency other than the functional currency of an entity is recognized as an asset or liability on the balance sheet, foreign currency fluctuation is also hedged with derivative instruments after netting FMCTI’s exposures worldwide. These derivative instruments do not qualify as cash flow hedges.

FMCTI occasionally enters into contracts or other arrangements containing terms and conditions that qualify as embedded derivative instruments and are subject to fluctuations in foreign exchange rates. The derivative foreign exchange contracts in these situations hedge the price or cost fluctuations due to movements in the foreign exchange rates. These derivative instruments are not designated as cash flow hedges.

In order to anticipate the relevant impact, FMCTI carries out sensitivity analyses of its foreign currency forward contracts hedging anticipated transactions that are accounted for as cash flow hedges. This analysis assumes that each foreign currency rate would change 10% against a stronger and then weaker U.S. dollar. A 10% increase in the value of the U.S. dollar would result in an additional loss of $68.0 million in the net fair value of cash flow hedges reflected in FMCTI’s consolidated balance sheet at December 31, 2015.

At December 31, 2015, FMCTI’s unhedged variable rate debt totaled $337.2 million with a weighted average interest rate of 0.89%. An increase in any of these variable interest rates could increase FMCTI’s debt service obligations. Using sensitivity analysis to measure the impact of a 10% adverse movement in the interest rate, or nine basis points, would result in an increase to interest expense of $0.3 million.

FMCTI assesses the effectiveness of forward foreign currency contracts designated as cash flow hedges based on changes in fair value attributable to changes in spot rates. To assess hedge effectiveness and recognize the change in fair value immediately in earnings, FMCTI excludes the impact attributable to changes in the difference between the spot rate and the forward rate. Considering that the difference between the spot rate and the forward rate is proportional to the differences in the interest rates of the countries of the currencies being traded, FMCTI’s results of operations are exposed to risk from the unrealized valuation of these forward foreign currency contracts that may be effected by relative changes in interest rates between countries. To the extent any one interest rate increases by 10% across all tenors and other countries’ interest rates remain fixed, and assuming no change in discount rates, FMCTI would expect to recognize a decrease of $0.4 million in unrealized earnings in the period of change. Based on its portfolio as of December 31, 2015, FMCTI has material positions with exposure to the interest rates in the United States, Canada, Australia, Brazil, the United Kingdom, Singapore, the European Union and Norway.

1.6.	Risk Factors Relating to the Admission to Trading of the TechnipFMC Shares on the NYSE and Euronext Paris

No trading market currently exists for TechnipFMC Shares.

Prior to the Mergers, there has been no market for TechnipFMC Shares. At the Effective Times of the Mergers, the TechnipFMC Shares are expected to be listed for trading on the NYSE and Euronext Paris. However, there can be no assurance that an active market for TechnipFMC Shares will develop after closing of the Mergers, or if it develops, that such market will be sustained. In the absence of an active trading market for the TechnipFMC Shares, investors may not be able to sell their TechnipFMC Shares at the time that they would like to sell.

There has been no prior public market for TechnipFMC Shares, and the market price of TechnipFMC Shares may be volatile.

TechnipFMC plans to list TechnipFMC Shares on the NYSE and Euronext Paris. The market price of TechnipFMC Shares may be volatile. Broad general economic, political, market and industry factors may adversely affect the market price of TechnipFMC Shares, regardless of TechnipFMC’s actual operating performance. Factors that could cause fluctuations in the price of TechnipFMC Shares include:

-      actual or anticipated variations in quarterly operating results and the results of competitors;

-      changes in financial projections by TechnipFMC, if any, or by any securities analysts that might cover TechnipFMC Shares;

-      conditions or trends in the industry, including regulatory changes or changes in the securities marketplace;

-      announcements by TechnipFMC or its competitors of significant acquisitions, strategic partnerships or divestitures;

-      announcements of investigations or regulatory scrutiny of TechnipFMC’s operations or lawsuits filed against it;

-      additions or departures of key personnel; and

-      issuances or sales of TechnipFMC Shares, including sales of shares by its directors and officers or its key investors.

TechnipFMC’s maintenance of two exchange listings may adversely affect liquidity in the market for TechnipFMC Shares and result in pricing differentials of TechnipFMC Shares between the two exchanges.

It is expected that the TechnipFMC Shares will be listed on the NYSE and Euronext Paris. It is not possible to predict how trading will develop on such markets. The listing of TechnipFMC Shares on both the NYSE and Euronext Paris may adversely affect the liquidity of such shares in one or both markets and may adversely affect the development of an active trading market for TechnipFMC Shares in one or both markets. In addition, differences in the trading schedules, as well as the volatility in the exchange rate of the two trading currencies, may result in different trading prices for TechnipFMC Shares on the two exchanges.

2.	Information about the Technip Merger and its Consequences

2.1.	Business Aspects of the Technip Merger

2.1.1.	Pre-existing links between TechnipFMC and Technip

a)	Capital Links

As of the date of this Information Document, Technip holds no TechnipFMC Shares (the share capital of TechnipFMC as of such date being fully held by FMCTI) and TechnipFMC holds no Technip Shares.

b)	Guarantees

As of the date of this Information Document, none of Technip or TechnipFMC has given guarantees for the other.

c)	Common Directors

As of the date of this Information Document, there are no common directors.

d)	Jointly held subsidiaries

As of the date of this Information Document, there are no subsidiaries jointly held by Technip and TechnipFMC. However, Forsys Subsea, a private limited company incorporated under the laws of England and Wales on June 1, 2015, is an affiliated company in the form of a 50/50 joint venture between FMCTI, the parent company of TechnipFMC as of the date of this Information Document and Technip.

e)	Technical and commercial agreements

As of the date of this Information Document, there is no agreement between Technip and TechnipFMC other than the Business Combination Agreement and the Technip Merger Agreement.

2.1.2.	Reasons for the Technip Merger and the Mergers

a)	Background of the Technip Merger and the Mergers

On May 19, 2016, it was announced that the combination between Technip and FMCTI was expected to bring together two market leaders and offer a new generation of comprehensive solutions in Subsea, Surface and Onshore/Offshore to reduce the costs of producing and transforming hydrocarbons. The business combination was approved by the board of directors of both Technip and FMCTI.

Technip and FMCTI proposed the business combination for the reasons set forth in the sections entitled “—Technip Reasons for the Mergers” and “—FMCTI Reasons for the Mergers” of this Information Document.

Background of the Mergers

During the first quarter of 2015, John T. Gremp, FMCTI’s then-Chief Executive Officer, and Doug Pferdehirt, FMCTI’s then-President and Chief Operating Officer, now President and Chief Executive Officer, building on discussions that dated back to May 2014, engaged in conversations with Thierry Pilenko, Technip’s Chief Executive Officer, with respect to the creation of an alliance between Technip and FMCTI in the Subsea business area. Mr. Gremp, Mr. Pferdehirt and Mr. Pilenko all agreed that customers would want, and would benefit from, such an alliance, as it would provide cost synergies and an integrated offering for Subsea projects. These conversations ultimately led to the formation of the Forsys Subsea joint venture between Technip and FMCTI on June 1, 2015.

On July 24, 2015, at a regular meeting of the FMCTI board of directors that was attended by certain members of FMCTI senior management, the FMCTI board of directors reviewed FMCTI’s long-term strategy and competitive landscape in light of changing and deteriorating market conditions. The FMCTI board of directors directed FMCTI senior management to review the potential impact of changing market conditions and expected investor reactions and to provide an update on operational and strategic opportunities available to FMCTI at the FMCTI board of directors’ regularly scheduled October meeting.

On July 27, 2015, Technip’s strategic committee reviewed the competitive landscape in the industries in which Technip operates, the Forsys Subsea alliance with FMCTI and the strategic options available to Technip. Technip’s management noted its intention to reinforce its current leadership positions while accelerating its strategic thinking on potential exposure to connected/adjacent businesses, such as equipment manufacturing and adjusted technologies. On July 28, 2015, at a meeting of the Technip board of directors that was attended by certain members of Technip’s senior management and representatives of Technip’s auditors, Technip’s strategic committee summarized the July 27, 2015 discussions.

In August 2015, given the early success of Forsys Subsea, Mr. Pilenko and Mr. Pferdehirt began to discuss a long-term strategy for Forsys Subsea and the potential for broader cooperation between Technip and FMCTI in light of the evolution of the industry.

Also in August 2015, in connection with the review requested by FMCTI’s board of directors, FMCTI contacted Evercore to provide advice regarding changing and deteriorating market conditions, potential investor reactions and Evercore’s view on strategic opportunities available to FMCTI. FMCTI and Evercore subsequently entered into an engagement letter pursuant to which Evercore has provided strategic shareholder relationship advisory services for a customary annual retainer.

On September 7, 2015, at a meeting of the Technip board of directors that was attended by certain members of Technip’s senior management, Mr. Pilenko made a presentation to the Technip directors on the company’s competitive landscape, discussing particularly fluctuating market conditions. The Technip directors noted the evolution of the industry and were supportive of Mr. Pilenko continuing to explore opportunities consistent with the strategic direction of Technip.

On October 2, 2015, at a regular meeting of the FMCTI board of directors that was attended by certain members of FMCTI senior management and representatives of FMCTI’s financial advisor, the FMCTI directors reviewed FMCTI’s growth strategy across a range of operational and strategic opportunities. The FMCTI directors also reviewed the initial market reaction to Forsys Subsea. Focusing on the success of Forsys Subsea, Mr. Pferdehirt reviewed the strategic rationale of a potential business combination with Technip. The FMCTI board of directors authorized Mr. Gremp and Mr. Pferdehirt to engage in preliminary discussions with Mr. Pilenko regarding a potential transaction. C. Maury Devine, an FMCTI director at the time who was also a Technip director, recused herself from the portion of the meeting discussing the potential business combination with Technip and all subsequent FMCTI board of directors’ discussions concerning a potential business combination with Technip.

On October 14, 2015, Mr. Gremp and Mr. Pferdehirt met with Mr. Pilenko in Houston to review the status of Forsys Subsea. At this meeting, the parties discussed the benefits of the existing Forsys Subsea alliance and Mr. Gremp suggested that a business combination of FMCTI and Technip would expand and build on the success of the existing alliance. Following this meeting, on October 15, 2015, Mr. Gremp and Mr. Pilenko spoke by phone, and on October 16, 2015, Mr. Pferdehirt and Mr. Pilenko spoke by phone, to continue the discussions.

After the mid-October meetings and discussions with Mr. Pilenko and throughout the process, Mr. Gremp and Mr. Pferdehirt frequently updated Mr. Cazalot, FMCTI’s lead independent director, and other board members on the status of the discussions between FMCTI and Technip.

On October 15, 2015, FMCTI engaged Latham & Watkins LLP as outside counsel to advise FMCTI on a potential business combination with Technip.

On October 15, 2015, and October 30, 2015, respectively, Technip retained Rothschild and Goldman Sachs as financial advisors to advise Technip on a potential business combination with FMCTI.

On November 1, 2015 Mr. Pferdehirt and Mr. Pilenko spoke by phone to continue the preliminary discussions regarding a potential business combination between FMCTI and Technip.

On November 3, 2015, at a special meeting of the FMCTI board of directors that was attended by certain members of FMCTI senior management and representatives of FMCTI’s financial and legal advisors, Mr. Gremp and Mr. Pferdehirt reviewed recent discussions with Technip concerning a potential business combination and Mr. Pferdehirt reviewed the potential transaction with the FMCTI board of directors. Evercore reviewed with the FMCTI board of directors its preliminary financial analysis regarding the potential strategic combination based upon publicly available financial information, including consensus estimates, and FMCTI’s outside counsel reviewed with the FMCTI board of directors its fiduciary duties under applicable law in the context of a potential transaction. The FMCTI board of directors engaged in a discussion regarding a potential strategic combination with Technip, including various legal transaction structures available for a transaction with Technip. The FMCTI board of directors directed FMCTI senior management to continue discussions with Technip’s senior management and representatives of FMCTI’s financial and legal advisors to continue FMCTI’s evaluation of a potential business combination.

On November 4, 2015, Mr. Pilenko and Julian Waldron, Technip’s Chief Financial Officer, met with Mr. Gremp and Mr. Pferdehirt in London to continue discussions regarding a potential business combination, including board and senior management governance considerations for the potential combined company and the essential elements to secure the support of the various French constituencies for the transaction.

On November 5, 2015 and November 16, 2015, respectively, Technip engaged Davis Polk & Wardwell LLP and Darrois Villey Maillot Brochier A.A.R.P.I. as outside counsel to advise Technip on a potential business combination with FMCTI.

On November 6, 2015, members of FMCTI and Technip senior management spoke by phone regarding the process for further evaluating a potential business combination of the two companies, including workstreams that would be necessary to permit the parties to further analyze and then negotiate the potential transaction.

On November 7, 2015, at a meeting of the Technip board of directors attended by certain members of Technip’s senior management, Mr. Pilenko reviewed recent discussions with FMCTI concerning a potential business combination and also proposed the formation of an ad hoc committee consisting of five members of Technip’s board of directors in connection with potential further discussions and negotiations with FMCTI. The formation of the ad hoc committee, composed of Joseph Rinaldi, who was its chairman, Pascal Colombani, Alexandra Bech Gjorv, Gerard Hauser and John O’Leary, was approved by the Technip board of directors at this meeting. Ms. Devine, a Technip director who was also an FMCTI director, recused herself from the deliberations and all subsequent Technip board discussions concerning a potential business combination with FMCTI.

On November 11, 2015, Technip and FMCTI signed a non-disclosure agreement relating to discussions concerning a potential business combination of the two companies. The non-disclosure agreement contained customary standstill and employee non-solicitation provisions.

From November 11, 2015 to November 13, 2015, representatives of Technip and FMCTI and representatives of certain of their respective financial and legal advisors held initial discussions concerning a potential transaction in Paris. At these meetings, the parties discussed the structure and other aspects of a potential transaction, including tax, employee and regulatory matters, and agreed on the workstreams that would be necessary to permit the parties to fully analyze and then negotiate the potential transaction. At the conclusion of the meetings, the parties agreed to work together on these workstreams over the following weeks before meeting again in December to engage in more detailed discussions.

Over the next three weeks, the parties and their financial advisors and outside counsel engaged in a series of discussions and correspondence concerning the various workstreams, including the structure and timeline for a potential transaction, the scope of due diligence and regulatory, tax and capital markets matters. During this time, the companies and, at the direction of the companies, their financial advisors exchanged high-level non-confidential information regarding the companies’ respective then-current capitalization and indebtedness.

On November 18, 2015, at a special meeting of the FMCTI board of directors that was attended by certain members of FMCTI senior management and representatives of FMCTI’s financial and legal advisors, FMCTI senior management reviewed recent discussions with Technip concerning a potential business combination and Evercore reviewed with the board its updated preliminary financial analyses concerning the potential strategic combination based upon financial information supplied by FMCTI senior management and publicly available information concerning Technip, as adjusted by FMCTI senior management. Mr. Pferdehirt outlined a proposal to be made to Technip for the FMCTI board of directors’ consideration. Under the proposal, FMCTI and Technip would combine in or under a new U.K. holding company trading on both the NYSE and Euronext Paris, the combined company’s board would consist of a majority of directors designated by FMCTI with the remaining directors designated by Technip and Mr. Pferdehirt would be the Chief Executive Officer of the combined company. The proposal contemplated Technip stockholders receiving a premium for their shares relative to an “at-market” transaction. The proposal also provided that the combined company would make commitments concerning ongoing operations and investments in France, including that the integrated R&D headquarters for the combined company would be in France. The FMCTI directors then engaged in a discussion concerning the proposal outlined by Mr. Pferdehirt. After the discussion, the FMCTI board of directors authorized FMCTI senior management to make the proposal described above and in the following paragraph. Peter Oosterveer, who serves as Chief Operating Officer for a competitor of Technip, recused himself from this meeting and all subsequent FMCTI’s board of directors discussion concerning a potential business combination with Technip.

On November 19, 2015, Mr. Pilenko met with Mr. Gremp and Mr. Pferdehirt in Houston. Mr. Gremp and Mr. Pferdehirt made the proposal approved by FMCTI’s board of directors to Mr. Pilenko, including proposing that Technip stockholders receive a 10% premium based on then current trading prices. They discussed the proposal and Mr. Pilenko expressed his initial support for certain terms of the proposal, including the transaction structure and listing locations, but noted concerns with other aspects of the proposal, including the premium to be paid to Technip stockholders, that the proposal was not sufficiently balanced between the companies from a governance perspective, particularly with respect to composition of the board of directors, and that it might not include commitments concerning ongoing operations and investments in France adequate to ensure the support of the French government and Technip’s works councils. That following weekend during an industry meeting, Mr. Pilenko met briefly with Mr. Pferdehirt and informed him that Technip’s board of directors had formed an ad hoc committee to consider the transaction.

On November 23, 2015, Mr. Pilenko updated the ad hoc committee of the Technip board of directors on the status of discussions with FMCTI and the proposed transaction terms, and the ad hoc committee discussed and considered potential alternative transactions.

On November 27, 2015, FMCTI’s outside counsel provided an initial draft of the Business Combination Agreement to Technip’s outside counsel, reflecting the transaction structure proposed by FMCTI on November 19, 2015.

On December 3, 2015, at a meeting of the Technip board attended by certain members of Technip’s senior management and representatives of Technip’s financial advisors, Mr. Pilenko reviewed with the Technip directors the strategic rationale for a business combination between Technip and FMCTI and provided a general update on the status of the discussions between the companies. Mr. Waldron also provided for the directors an overview of the financial profiles of Technip and FMCTI, preliminary valuation benchmarks, relative value considerations that might impact the exchange ratios and estimated synergies that the combined company could be expected to realize. The directors then began a discussion of the potential terms of a transaction between the companies that they would support and authorized Technip senior management to engage in further discussions with FMCTI.

On December 4, 2015, Mr. Pilenko and Mr. Pferdehirt spoke by phone regarding the process for continuing the evaluation of a potential business combination, including the expected board process at both companies.

Later on December 4, 2015, at a special meeting of the FMCTI board of directors that was attended by certain members of FMCTI senior management and representatives of FMCTI’s legal advisors, Mr. Gremp and Mr. Pferdehirt reviewed recent discussions with Technip concerning a potential business combination in response to the proposal made by FMCTI. Ms. Ralston, FMCTI’s Senior Vice President, General Counsel and Secretary, reviewed with the FMCTI board of directors the proposed engagement letter with Evercore regarding Evercore’s advice on a potential business combination with Technip. The FMCTI board of directors approved Evercore’s engagement and an engagement letter was subsequently entered into by FMCTI and Evercore. Ms. Mannen, FMCTI’s Executive Vice President and Chief Financial Officer, also noted that FMCTI senior management had preliminary discussions with SG Americas Securities, LLC (“Société Générale”) to serve as an additional advisor to FMCTI focusing on French constituency matters. FMCTI’s outside counsel then reviewed the key terms of the draft Business Combination Agreement prepared in connection with the potential transaction and the related MOU. The FMCTI directors then engaged in a discussion concerning the transaction and potential revised terms of a transaction between the companies that they would support based on the feedback received from Technip regarding FMCTI’s proposal. The FMCTI board of directors authorized FMCTI senior management to engage in further discussions with Technip and requested that FMCTI’s senior management present additional information regarding the strategic rationale for the transaction at a subsequent meeting.

On December 8 and December 9, 2015, at a meeting of the Technip board of directors attended by certain members of Technip senior management and representatives of certain of Technip’s financial and legal advisors, representatives of Technip’s financial advisors reviewed their preliminary financial analyses of Technip, as well as valuation benchmarks for FMCTI based on publicly available information, including consensus estimates. Technip management then provided an update on the discussions between the companies concerning a potential business combination. The Technip directors engaged in a discussion concerning the transaction and potential alternative transaction terms. The Technip directors noted the strategic benefits of the transaction and authorized management to engage in further discussions, including by proposing that Mr. Pilenko serve as Executive Chairman of the combined company, that Technip have the right to designate one half of the initial combined company’s board and that Technip stockholders receive approximately half of the initial shares of the combined company. Technip’s management was then authorized to exchange business plans with FMCTI.

Later on December 9, 2015, various news outlets reported that Technip and FMCTI were in advanced discussions concerning a potential business combination. After these news reports surfaced, representatives of Technip and FMCTI discussed and corresponded about the news reports and Mr. Pilenko and Mr. Pferdehirt spoke by phone and agreed that the parties were not in a position to resolve certain threshold issues regarding the terms for a potential business combination in the near-term. Following this discussion, Technip and FMCTI decided not to exchange business plans and to terminate discussions. On December 10, 2015, in response to articles with respect to possible strategic transactions involving Technip, Technip issued a press release stating that there were no ongoing discussions with respect to such transactions.

During December of 2015 and January, February and March of 2016, senior executives of Technip and FMCTI, including Mr. Pilenko, Mr. Gremp and Mr. Pferdehirt, had conversations and meetings from time to time in connection with the Forsys Subsea joint venture. During these conversations and meetings, the parties acknowledged that the strategic rationale for a business combination between the two companies remained compelling, discussed the various challenges facing the transaction and acknowledged that engagement regarding a potential transaction was not appropriate at the time given the differences in positions on certain threshold issues, including economic and governance terms. In the first quarter of 2016 FMCTI’s legal counsel, in the course of consideration of process matters in the event the parties subsequently determined to reengage regarding a potential transaction, contacted Technip’s legal counsel. Also, in January 2016, Mr. Pilenko met with representatives of Bpifrance to discuss the current state of the industry and strategic alternatives available to Technip in the current macro-economic and sector-specific environment.

On January 19, 2016, at a special meeting of the FMCTI board of directors that was attended by certain members of FMCTI senior management and representatives of FMCTI’s financial, legal and other advisors, representatives of FMCTI’s senior management made a presentation to the FMCTI board of directors regarding the strategic rationale for a potential business combination between FMCTI and Technip, including the market conditions favoring the creation of a combined company, customer reaction to Forsys Subsea and expected reaction to a combined company, the potential financial position of the combined company, and an illustrative timeline for evaluation, negotiation and announcement of a potential transaction if discussions with Technip were to resume. FMCTI’s senior management presented to the FMCTI board of directors a comparison of its initial proposal to a strategic combination with balanced governance. Evercore reviewed updated preliminary financial analyses regarding the potential strategic combination and Société Générale reviewed key French constituency considerations in the transaction. Mr. Pferdehirt also reviewed potential alternative strategic transactions to the potential business combination. The FMCTI board of directors engaged in a discussion of these alternatives and matters relating to a potential strategic combination with Technip, and FMCTI’s financial and legal advisors responded to questions about those matters from the FMCTI board of directors.

On February 26, 2016, at a regular meeting of the FMCTI board of directors that was attended by certain members of FMCTI senior management and representatives of FMCTI’s financial and legal advisors, members of FMCTI senior management provided an update on FMCTI’s relationship with Technip generally and provided an overview of potential financial benefits of the potential transaction. Ms. Mannen also reviewed FMCTI senior management’s five-year financial business plan based on the then current market conditions and the FMCTI board of directors authorized management to provide the five-year financial business plan to Technip if the parties determined to reengage in discussions. Evercore reviewed updated preliminary financial analyses regarding the potential strategic combination, including an initial analysis of the potential relative ownership of the combined company by FMCTI and Technip’s stockholders. The FMCTI board of directors discussed the potential strategic combination, including a further discussion of potential transaction terms based on Technip’s response to FMCTI’s proposal in December and expectations regarding terms necessary to secure the support of the various French constituencies for the transaction. After discussion, the FMCTI board of directors authorized FMCTI senior management to seek to reengage Technip in discussions of a potential business combination on terms whereby Technip and FMCTI would seek to create an integrated combined company through a merger of equals, including on the basis of a transaction in which FMCTI’s stockholders would own between 48% and 52% of the combined company, Mr. Pferdehirt would be the Chief Executive Officer of the combined company and Mr. Pilenko the Executive Chairman of the Board, at least half of the combined company’s board would be designated by FMCTI with the remainder designated by Technip and in which the parties would also make commitments concerning ongoing operations and investments in France of the combined company, including that the integrated R&D headquarters for the combined company would be in France and the combined company would seek inclusion on the CAC40.

On March 16, 2016, Mr. Pferdehirt sent Mr. Pilenko a message concerning their upcoming March 18, 2016 meeting regarding the Forsys Subsea joint venture, advising Mr. Pilenko that he would also like to discuss restarting discussions between Technip and FMCTI regarding a potential business combination.

On March 17, 2016, Technip’s outside counsel sent FMCTI’s outside counsel a memorandum with proposed deal parameters outlining Technip’s positions on key transaction terms for a business combination of FMCTI and Technip, including governance matters and commitments advisable to secure the support of the various French constituencies for the transaction. The deal parameters provided that the combined company would have an Executive Chairman appointed by Technip and that the board of the combined company would be evenly split between directors appointed by Technip and directors appointed by FMCTI. In addition, the combined company would have headquarters in Houston, Paris and the United Kingdom and would make certain commitments with respect to its French operations, which Technip viewed as important to key constituencies and which were more detailed than those originally proposed by FMCTI.

On March 18, 2016, FMCTI’s outside counsel sent to Technip’s outside counsel a memorandum with proposed deal parameters outlining FMCTI’s response to Technip’s positions on key transaction terms, including transaction structure, governance matters and commitments advisable to secure the support of the various French constituencies for the transaction, and proposing a relative ownership between FMCTI and Technip stockholders approximating 50% of the combined company. FMCTI agreed with Technip that Mr. Pilenko would serve as Executive Chairman of the combined company and proposed that Mr. Pferdehirt would serve as its Chief Executive Officer and that its board would include 8 directors appointed by FMCTI and 6 directors appointed by Technip. FMCTI’s proposal also provided that Technip’s stockholders associated with the French state, Bpifrance and IFP Énergies nouvelles (“IFPEN”), would support the transaction by executing support agreements in favor of the transaction and elimination of preferential voting rights (the “Support Agreements”) and that the MOU would provide deal protection provisions customary for a transaction of the nature of the proposed combination to the fullest extent allowable under applicable law.

Later on March 18, 2016, Mr. Pilenko and Mr. Pferdehirt met in Houston to discuss Forsys Subsea and to discuss the parties’ respective positions on key transaction terms for a business combination of FMCTI and Technip, including the governance of the combined company in the event of a business combination and the relative ownership of FMCTI and Technip stockholders. Following this meeting, the parties agreed that progress had been made on the deal parameters and, while certain issues remained unresolved, they were prepared to restart discussions regarding the business combination.

After the March 18, 2016 meeting and throughout the remainder of the process, Mr. Pilenko regularly updated the chairman of Technip’s ad hoc board committee and other board members on the status of the discussions between Technip and FMCTI.

Between March 18, 2016 and the March 29 and 30, 2016 meetings in London, Mr. Pilenko and Mr. Pferdehirt exchanged communications and spoke by phone regarding the parties’ respective positions on key transaction terms for the potential business combination, including those detailed in the deal parameter memorandum exchange between the parties’ respective outside counsel on March 17 and 18, 2016.

On March 21, 2016, Mr. Pferdehirt sent Mr. Pilenko an updated memorandum of deal parameters following up on their March 18 discussion and agreeing that the board of the combined company would be equally divided between FMCTI designated directors and Technip designated directors.

On March 25, 2016, Technip’s and FMCTI’s outside counsel exchanged memoranda prepared by their respective clients’ senior management providing a high-level overview of certain key assumptions underlying their clients’ respective five-year financial business plans.

On March 28, 2016, at a special meeting of the FMCTI board of directors that was attended by certain members of FMCTI senior management and representatives of FMCTI’s legal advisors, Mr. Gremp and Mr. Pferdehirt reviewed key French constituency considerations regarding a potential business combination with Technip and recent discussions with Technip concerning a potential combination, including with respect to key transaction terms of a business combination with Technip, and the exchange of certain key assumptions underlying the parties’ respective five-year financial business plans and anticipated exchange of the business plans. The FMCTI board of directors discussed these matters and directed FMCTI senior management to prepare an updated analysis of the potential strategic combination after the parties’ had exchanged their respective five-year financial business plans.

On March 29 and March 30, 2016, Mr. Waldron and Mr. Freeman met with Ms. Mannen and Ms. Ralston in London to exchange and discuss the companies’ stand-alone five-year financial business plans and the potential synergies from a business combination. The parties discussed the scope of due diligence and the process for completing the various workstreams necessary to agree on the terms of a transaction.

On March 31, 2016, Technip’s outside counsel delivered a revised draft of the Business Combination Agreement to FMCTI’s outside counsel, and on April 1, 2016, FMCTI’s outside counsel delivered drafts of the MOU and the form Support Agreement to Technip’s outside counsel. Over the next several weeks, the parties and their advisors continued to exchange financial information and work on the various workstreams, including exchanging drafts of the transaction documents and discussing open issues.

On April 14 and 15, 2016, Mr. Freeman, Ms. Ralston and other representatives of the companies’ management together with the companies’ outside counsel met in London to continue to identify the principal open issues in the MOU, Business Combination Agreement and other transaction documents and to continue work on the various workstreams necessary to agree on the terms of a transaction, including corporate, tax, employee benefits and regulatory matters.

On April 19, 2016, at a special meeting of the FMCTI board of directors that was attended by certain members of FMCTI senior management and representatives of FMCTI’s financial and legal advisors, Ms. Mannen made a presentation to the board regarding the standalone five-year financial business plans of FMCTI and Technip. She noted that following the end of the first financial quarter, as a result of continuing deterioration in market conditions, FMCTI senior management updated the FMCTI business plan reviewed with the FMCTI board of directors in February 2016. She described the Technip five-year financial business plan and noted that FMCTI senior management had prepared a version of the plan based on FMCTI management’s differing assumptions regarding market conditions and Technip’s performance. Evercore reviewed with the board its updated preliminary financial analyses regarding the potential strategic combination based on the business plans provided by FMCTI senior management. Mr. Gremp and Mr. Pferdehirt updated the board regarding key French constituency considerations and recent discussions with Technip. Ms. Ralston also reviewed with the FMCTI board of directors the terms of an engagement letter with Société Générale. FMCTI’s board of directors discussed the proposed engagement of Société Générale to serve as an additional advisor to FMCTI focusing on French constituency matters and, at the conclusion of the discussion, approved Société Générale’s engagement. After further discussion of the financial and other matters reviewed with the board during the meeting, the board authorized FMCTI senior management to continue negotiating the terms of the potential strategic combination with Technip.

On April 20, 2016, Technip sent FMCTI a memorandum with proposed deal parameters outlining Technip’s positions on key governance matters, including a proposal regarding the roles and responsibilities of Mr. Pilenko as the Executive Chairman and Mr. Pferdehirt as the Chief Executive Officer of the combined company.

On April 21, 2016, Mr. Pilenko, Mr. Gremp and Mr. Pferdehirt met in Houston to discuss the key deal parameters, including those outlined in Technip’s April 20 deal parameters. These included a more granular discussion of the composition of the combined company’s leadership team and the appropriate pro forma ownership of the combined company. Through the following day, at meetings in Houston and by phone, Mr. Pilenko and Mr. Pferdehirt continued to negotiate potential resolutions of these open matters.

On April 22, 2016, Mr. Pferdehirt and Mr. Pilenko met in Houston, and Mr. Pferdehirt provided Mr. Pilenko with a revised memorandum with proposed deal parameters that provided that the board of the combined company would initially include seven directors appointed by Technip and seven directors appointed by FMCTI, with the chairs of certain board committees also to be evenly split between Technip and FMCTI appointees, consistent with a merger of equals. The initial directors would serve for a two-year transition period after the proposed combination, with the board thereafter being elected on an annual basis. The deal parameters further provided that Mr. Pilenko would initially serve as the Executive Chair of the combined company and Mr. Pferdehirt would initially serve as the Chief Executive Officer. The heads of the combined company’s business segments would be evenly split between FMCTI and Technip designees and the integrated R&D headquarters for the combined company would be in France.

Also on April 22, 2016, FMCTI entered into an engagement letter with Société Générale on the terms approved by FMCTI’s board of directors on April 19, 2016.

Over the course of April, 2016, Mr. Pilenko and representatives of certain of Technip’s legal and financial advisors met with representatives of Bpifrance on several occasions and provided an update on the status of discussions with FMCTI.

On April 26, 2016, at a meeting of the Technip board of directors, Mr. Pilenko updated the Technip board of directors on the status of negotiations with FMCTI, including the revised proposal provided by Mr. Pferdehirt on April 22, 2016 and the progress made in connection with key business issues. The directors discussed with Mr. Pilenko the proposed transaction and the key transaction terms, including the duties and roles of the Executive Chair and Chief Executive Officer positions for the combined company.

On April 28, 2016, at a meeting of the Technip board of directors held subsequent to Technip’s annual general meeting of stockholders and attended by certain members of Technip senior management and representatives of certain of Technip’s financial and legal advisors, Mr. Pilenko again provided an update on the status of negotiations with FMCTI and reviewed the key transaction terms, including the fact that the transaction would be structured as a merger with the ultimate parent company being incorporated in the United Kingdom. Mr. Waldron described the various workstreams underway and issues being addressed by the parties, including with respect to tax structuring, antitrust risk, human resources matters, exchange listings, expected synergies of the combined company and the anticipated timeframe for signing to closing. After a question and answer session between the Technip board of directors and Mr. Pilenko and Mr. Waldron with respect to the proposed business combination, at the conclusion of this meeting, the Technip board of directors authorized Technip’s senior management to continue discussions with FMCTI with respect to the transaction.

During late April and the first week of May, the parties and their advisors continued to exchange financial information and drafts of the transaction documents and conduct financial, legal and tax due diligence.

On May 1, 2016 and leading up to the in-person negotiations beginning on May 9, 2016, Mr. Pilenko and Mr. Pferdehirt exchanged communications and spoke by phone to discuss key French constituency considerations to secure the support of the various French constituencies for the transaction.

On May 5, 2016, the companies’ data rooms opened and legal, financial and tax due diligence continued based on the information exchanged via the data rooms.

Also leading up to the in-person negotiations, representatives of Technip’s legal advisors sent FMCTI’s legal advisors an updated memorandum with proposed deal parameters reflecting the April 22, 2016 discussions.

On May 6, 2016, at the annual meeting of the FMCTI board of directors that was attended by certain members of FMCTI senior management and representatives of FMCTI’s financial and legal advisors, Mr. Gremp and Mr. Pferdehirt reviewed key French constituency considerations regarding a potential business combination with Technip and recent discussions with Technip concerning a potential combination, including with respect to key transaction terms, including the duties and roles of the Executive Chair and Chief Executive Officer positions for the combined company and the allocation of management roles in the combined company. After discussion of the open issues in the negotiations, including the exchange ratio for the transaction that would determine the relative ownership of FMCTI and Technip’s stockholders, the FMCTI board of directors authorized FMCTI senior management to continue negotiating the terms of the potential strategic combination with Technip, including within the relative ownership range previously authorized by the board during its meeting on February 26, 2016.

From May 9, 2016 to May 13, 2016, senior management of Technip and FMCTI, together with representatives of the companies’ financial, legal and other advisors, held meetings in Washington, DC. At these meetings, the parties continued to discuss the companies’ business plans and the synergies that could result from a merger of the companies and discussed integration planning. The parties also continued to negotiate the MOU, Business Combination Agreement, Support Agreements and related deal documentation and to conduct additional financial, legal and tax due diligence. Also during these meetings, FMCTI delivered revised five year financial projections and proposed to Technip to fix the exchange ratio for the transaction so that Technip stockholders and FMCTI stockholders would each receive approximately 50% of the initial shares of the combined company in a manner consistent with a merger of equals. Technip made a counterproposal for an exchange ratio for the transaction that would result in Technip stockholders receiving substantially more of the initial shares of the combined company.

On May 10, 2016, Technip’s outside counsel sent Bpifrance a draft of the Support Agreement.

On May 12, 2016, Mr. Pilenko sent Mr. Gremp a letter requesting that he consider agreeing that the combined company resulting from the potential business combination be domiciled in France and not the United Kingdom as then contemplated by the parties. Mr. Gremp subsequently sent a letter to Mr. Pilenko explaining FMCTI’s reasons for rejecting this request, including the significant ties both companies already had to the United Kingdom.

On May 14, 2016, at a meeting of Technip’s board of directors attended by certain members of Technip’s senior management and representatives of Technip’s financial and legal advisors, Mr. Pilenko reviewed the outcome of the meetings with FMCTI, discussed the key business terms of the proposed transaction and highlighted the open issues, including the exchange ratio, the possible continuation of “double-voting rights” at the combined company and the execution of the Support Agreements by Bpifrance and IFPEN. Mr. Pilenko noted in particular that FMCTI had rejected the continuation of “double-voting rights” at the combined company. Mr. Waldron made a presentation to the Technip’s board of directors regarding the stand-alone five-year financial business plans of FMCTI and Technip. Representatives of Technip’s financial advisors reviewed the preliminary financial aspects of the proposed transaction, the Technip risk-adjusted financial projections and certain FMCTI financial projections provided by FMCTI to Technip. Representatives of Technip’s legal advisors presented an overview of the transaction structure and the other material terms of the transaction, including conditions to closing, Technip’s and FMCTI’s rights to terminate the MOU and Business Combination Agreement, applicable deal protection provisions (including a no-shop provision and an obligation on each of Technip and FMCTI to pay a termination fee and/or reimburse the other party’s expenses if the MOU or Business Combination Agreement were terminated in certain circumstances) and the proposed governance structure of the combined company. Mr. Freeman also provided an overview and explained the results of the legal due diligence investigation of FMCTI conducted in connection with the proposed transaction.

Over the weekend of May 14, 2016 and May 15, 2016, Mr. Pilenko and Mr. Pferdehirt had several calls regarding certain terms of the transaction. During these calls, Mr. Pilenko proposed that the exchange ratio for the transaction be fixed so that Technip’s stockholders would receive in excess of 53% of the combined company and noted that the French Ministry for Economy, Industry and the Digital Sector had determined to support the transaction. Mr. Pferdehirt continued to propose an exchange ratio consistent with a merger of equals resulting in Technip’s stockholders receiving 50% of the combined company.

On May 16, 2016, at a special meeting of the FMCTI board of directors that was attended by certain members of FMCTI senior management and representatives of FMCTI’s financial, legal and other advisors, Mr. Gremp and Mr. Pferdehirt reviewed recent discussions with Technip concerning the potential business combination, including with respect to the exchange ratio, and updated the board on Technip’s exchanges with the various French constituencies. Evercore presented a financial analysis of the proposed transaction and Ms. Mannen reviewed the potential synergies from the business combination prepared by FMCTI senior management with review and consultation from Technip management. Ms. Ralston and FMCTI’s outside counsel reviewed the status of certain key open issues with Technip, including Technip’s request that the combined company maintain “double-voting rights.” FMCTI’s outside counsel then presented an overview of the other key terms of the MOU and Business Combination Agreement, including conditions to closing, Technip’s and FMCTI’s rights to terminate the MOU and Business Combination Agreement, applicable deal protection provisions (including a no-shop provision and an obligation on each of Technip and FMCTI to pay a termination fee and/or reimburse the other party’s expenses if the MOU or Business Combination Agreement were terminated in certain circumstances, the proposed governance structure of the combined company, certain regulatory and employment-related considerations associated with the proposed combination and an overview of the FMCTI board of directors’ fiduciary duties under applicable law. Ms. Ralston and Ms. Mannen also presented the results of the due diligence review of Technip undertaken in connection with the proposed transaction. After discussion of the open issues in the negotiations, including establishing the exchange ratio, the FMCTI board of directors directed FMCTI senior management to continue negotiating the final terms of a potential strategic combination with Technip.

On May 16, 2016, representatives of Technip, along with representatives of certain of Technip’s financial advisors and outside counsel, met with representatives of Bpifrance and Bpifrance’s financial advisors in Paris and provided a high level summary of the key terms for the proposed transaction between Technip and FMCTI.

On May 16 and May 17, 2016, Mr. Pilenko and Mr. Pferdehirt had several calls regarding the final terms of the transaction Mr. Pilenko and Mr. Pferdehirt discussed the name of the combined company, along with the plan for determining the allocation of management roles at the combined company between Technip and FMCTI and the various French constituencies. Mr. Pilenko and Mr. Pferdehirt also discussed recent market activity. Mr. Pferdehirt reiterated that he would not accept an exchange ratio materially above 50% and asked Mr. Pilenko to reduce his request from the previous position of 53%. Mr. Pilenko and Mr. Pferdehirt agreed that the exchange ratio for the transaction would be fixed so that Technip stockholders would receive 2.00 TechnipFMC Shares for each Technip Share and FMCTI stockholders would receive 1.00 TechnipFMC Shares for each FMCTI Share, resulting in 49.1% ownership of the combined company by FMCTI’s stockholders and 50.9% ownership of the combined company by Technip’s stockholders. Mr. Pilenko agreed that Technip would not seek to maintain “double-voting rights” in the combined company and would endeavor to obtain the agreement of Bpifrance and IFPEN to such terms. Mr. Pilenko further proposed that Technip would seek to undertake a share buyback prior to the closing of the proposed transaction to mitigate the impact of its recently declared dividend on the relative ownership of Technip and FMCTI stockholders.

On May 17, 2016, Technip’s outside counsel sent IFPEN a draft Support Agreement in a form substantially similar to the version sent to Bpifrance.

Later on May 17, 2016, at a meeting of Technip’s board of directors attended by certain members of Technip senior management and representatives of Technip’s financial and legal advisors, Mr. Pilenko, updated the directors on the discussions with FMCTI, including the proposed resolution of the outstanding key transaction terms. Mr. Pilenko further noted that Bpifrance and IFPEN had agreed in principle to vote in favor of the transaction as presented and the elimination of “double-voting rights”. After this update, representatives of Technip’s financial advisors reviewed their analysis of the proposed transaction from a financial perspective, assuming Technip stockholders would receive approximately 50.9% of the combined company and FMCTI stockholders would receive approximately 49.1% of the combined company.

On May 18, 2016, at a meeting of Technip’s board of directors attended by representatives of certain of Technip’s financial and legal advisors, Mr. Pilenko reviewed again the conclusion of the discussions with FMCTI. Goldman Sachs representatives delivered to Technip’s board of directors their oral opinion, which was confirmed by delivery of a written opinion dated May 18, 2016, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, and taking into account the FMCTI Merger, the Technip Exchange Ratio pursuant to the MOU and the Business Combination Agreement was fair from a financial point of view to the holders of Technip Shares (other than FMCTI and its affiliates). Rothschild representatives also delivered to Technip’s board of directors their oral opinion which was confirmed by delivery of a written opinion dated May 18, 2016, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Rothschild, the Technip Exchange Ratio, taking into account the FMCTI Merger, was fair, from a financial point of view, to the holders of Technip Shares (other than Technip Excluded Shares). On the basis of these fairness opinions and the final transaction terms, Technip’s board of directors approved the proposed transaction and the execution of the MOU.

On May 18, 2016, at a special meeting of the FMCTI board of directors that was attended by certain members of FMCTI senior management and representatives of FMCTI’s financial and legal advisors, Mr. Pferdehirt reviewed the conclusion of the discussions with Technip concerning a potential business combination, including the agreement on the exchange ratio and elimination of “double voting rights” and noted that Technip’s board of directors had approved the transaction earlier in the day. Evercore delivered to the FMCTI board of directors Evercore’s oral opinion, confirmed by its delivery of a written opinion dated May 18, 2016, that, as of the date thereof, and based upon and subject to the assumptions, procedures, factors, qualifications, limitations and other matters set forth in Evercore’s written opinion, the FMCTI Exchange Ratio (after giving effect to the Technip Merger) pursuant to the Business Combination Agreement was fair, from a financial point of view, to the holders of FMCTI Shares (other than the FMCTI Excluded Shares). After FMCTI’s financial and legal advisors responded to questions from FMCTI’s board of directors, FMCTI’s board of directors approved the execution of the MOU, Business Combination Agreement and other definitive deal documentation and resolved to recommend that FMCTI stockholders vote in favor of the proposal to adopt the Business Combination Agreement and related matters. FMCTI senior management noted that Ms. Devine had submitted her resignation as a member of the FMCTI board of directors in light of her position on the Technip board of directors and the anticipated announcement of the transaction, contingent upon FMCTI’s board of directors’ approval of the strategic combination with Technip. The remaining members of the FMCTI board of directors accepted her resignation and resolved to reduce the size of the board of directors by one member.

Later on May 18, 2016, Technip and FMCTI executed the MOU. Also on May 18, 2016, Bpifrance and IFPEN executed their Support Agreements.

On May 19, 2016, Technip and FMCTI issued press releases announcing the transaction.

During May and June 2016, Technip engaged in certain employee information and consultation procedures required by law and, where necessary, received positive opinions from its works councils with respect to the proposed business combination between Technip and FMCTI.

On June 14, 2016, at a meeting of Technip’s board of directors, the board was informed that the required employee information and consultation procedures had been completed. The Technip board of directors then approved the execution of the Business Combination Agreement.

On June 14, 2016, Technip and FMCTI executed the Business Combination Agreement.

b)	Technip Reasons for the Technip Merger and the Mergers

In evaluating the MOU, the Business Combination Agreement and the other transactions contemplated thereby, the Technip board of directors consulted with, and received the advice of, Technip’s management and its legal and financial advisors. In reaching its decision to approve the MOU, the Business Combination Agreement and the transactions contemplated thereby and to recommend that the Technip stockholders approve the Technip Merger and the Technip Merger Agreement (as defined below), the Technip board of directors considered a number of factors, including, but not limited to, the following:

Strategic and Financial Considerations

-	the transaction would create a leader in Subsea, Surface and Onshore/Offshore segments, combining Technip’s innovative systems and solutions, state of the art assets, engineering strengths and project management capabilities with FMCTI’s leading technology, manufacturing and service capabilities;

-	the combined company would have a broadened and flexible offering across each relevant market from concept to project delivery and beyond, which would allow it to engage with customers earlier in the development process, allowing for the design, delivery and installation of more comprehensive solutions; and to build on the proven success of the existing alliance between the companies;

-	the transaction is expected to be significantly accretive to EPS and result in pre-tax cost synergies in 2018 of approximately $200 million and annual pre-tax cost synergies in 2019 and thereafter of between approximately $330 million and $565 million (with a central point of approximately $400 million), which are expected to be driven by supply chain efficiencies, real estate, infrastructure optimization and other corporate and organizational efficiencies;

-	the all-stock transaction is expected to create a combined company with a solid and sustainable capital structure and a strong balance sheet; and

Other Factors Considered by the Technip Board of Directors

-	its knowledge of Technip’s business, operations, financial condition, earnings and prospects and of FMCTI’s business, operations, financial condition, earnings and prospects, taking into account the results of Technip’s due diligence review of FMCTI;

-	the current and prospective business climate in the sectors in which Technip and FMCTI operate;

-	the alternatives reasonably available to Technip, including remaining a stand-alone entity and pursuing other strategic alternatives;

-	the recommendation of Technip’s senior management in favor of the transaction;

-	the relative market capitalizations of each company at the time of the Technip board of directors’ evaluation of the transactions, as well as over various historical periods;

-	the financial projections of Technip as a stand-alone company and the fit of the transactions with Technip’s previously established strategic goals;

-	the fact that half of the members of the 14-member TechnipFMC board of directors will be designated by Technip, and that the committees of the TechnipFMC board of directors will be comprised of an equal number of directors designated by each of Technip and FMCTI;

-	the fact that Thierry Pilenko will be Executive Chairman of TechnipFMC and a member of the TechnipFMC board of directors and that upon Thierry Pilenko ceasing to serve in such capacity, the members of the TechnipFMC board of directors designated by Technip will have the right to elect the next independent lead director;

-	the fact that, until the annual general meeting of stockholders in 2019, the transaction of any business by the TechnipFMC board of directors will require the approval of at least one board member designated by Technip;

-	the fact that the Technip board of directors believes that the governance arrangements set out in the foregoing three bullets and otherwise set out in the Corporate Governance Guidelines of TechnipFMC provide for clear and balanced corporate governance and leadership and the fact that, until at least the annual general meeting of stockholders in 2019, any change to these governance provisions would require the affirmative vote of two-thirds of the members of the TechnipFMC board of directors;

-	the fact that the Subsea Projects and Onshore/Offshore business units of TechnipFMC and its global Integrated R&D center will be headquartered in Paris, that the Subsea Products business unit will be under the responsibility of the Chief Operating Officer (whose principal office will be located in Paris), and that TechnipFMC’s senior management team will include executives from both companies;

-	the fact that the Business Combination Agreement provides for a fixed exchange ratio that is expected to result in former FMCTI stockholders and former Technip stockholders owning approximately 49.1% and 50.9%, respectively, of TechnipFMC immediately following consummation of the Mergers, calculated based on FMCTI’s and Technip’s respective fully diluted shares as of the date the parties entered into the MOU, and therefore that TechnipFMC stockholders would have the opportunity to participate in the future performance of the combined company, including the synergies;

-	the written opinion of Goldman Sachs to the Technip board of directors, dated May 18, 2016, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, and taking into account the FMCTI Merger, the Technip Exchange Ratio pursuant to the MOU and the Business Combination Agreement was fair from a financial point of view to the holders of Technip Shares (other than FMCTI and its affiliates), as more fully described below under the section entitled “—Opinions of Rothschild and Goldman Sachs as Financial Advisors to Technip” of this Information Document;

-	the written opinion of Rothschild to the Technip board of directors, dated May 18, 2016, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Rothschild, the Technip Exchange Ratio, taking into account the FMCTI Merger, was fair, from a financial point of view, to the holders of Technip Shares (other than the Technip Excluded Shares), as more fully described below under the section entitled “—Opinions of Rothschild and Goldman Sachs as Financial Advisors to Technip” of this Information Document;

-	the support of Bpifrance Participations and IFPEN, two major stockholders of Technip, which each executed a support agreement, committing in particular to vote in favor of the resolutions regarding the transaction, to be submitted to the Technip Special Stockholders’ Meeting and the Technip Extraordinary Stockholders’ Meeting, subject notably to the Technip board of directors’ favorable recommendation;

-	the expected customer, supplier and stakeholder reaction to the combination;

-	the terms and conditions of the MOU and the Business Combination Agreement, which were the product of arms-length negotiations between Technip and its advisors on the one hand, and FMCTI and its advisors, on the other hand;

-	the fact that Technip and FMCTI intend for TechnipFMC Shares to be listed on Euronext Paris and included in the CAC 40;

-	the ability of Technip to terminate the Business Combination Agreement and receive a termination fee of $250 million from FMCTI if the FMCTI board of directors withholds, withdraws or changes its recommendation to the FMCTI stockholders in favor of the transaction and under certain other circumstances, and, following the execution of the Business Combination Agreement, the inability of FMCTI to terminate the Business Combination Agreement in the event the FMCTI board of directors takes any such action; and

-	the ability of Technip to terminate the Business Combination Agreement if either Technip or FMCTI does not receive an opinion of external tax counsel that TechnipFMC should not be treated as a “domestic corporation” for U.S. federal income tax purposes.

The Technip board of directors weighed these factors against a number of other factors identified in its deliberations weighing negatively against the transaction, including:

-	the challenges inherent in the combination of two businesses of the size, geographical diversity and complexity of Technip and FMCTI, including the risk that integration costs may be greater than projected, expected cost savings and synergies may not be realized, other expected benefits of the transactions may not be realized and/or that TechnipFMC will not achieve its expected financial results;

-	the risk that the pendency of the transaction for an extended period of time could have an adverse impact on Technip, FMCTI or TechnipFMC, including the potential for distraction of the attention of management and the possibility that Technip and FMCTI may lose key personnel;

-	the fact that certain provisions of the MOU and the Business Combination Agreement may have the effect of discouraging alternative business combination transactions involving Technip, including that the agreements prohibit Technip from soliciting or engaging in discussions regarding alternative transactions during the pendency of the transaction, subject to limited exceptions, and, following the execution of the Business Combination Agreement, terminating the Business Combination Agreement in the event the Technip board of directors withholds, withdraw or changes its recommendation to the Technip stockholders in favor of the transaction and under certain other circumstances, and the ability of FMCTI to terminate the Business Combination Agreement and receive a termination fee of $250 million from Technip if the Technip board of directors takes any such action;

-	the risk that a change in U.S. tax law, or official interpretations thereof, could cause TechnipFMC to be treated as a domestic corporation for U.S. federal income tax purposes following the consummation of the transaction or otherwise adversely affect TechnipFMC or its affiliates, and the ability of FMCTI to terminate the Business Combination Agreement if either Technip or FMCTI does not receive an opinion of external tax counsel that TechnipFMC should not be treated as a domestic corporation for U.S. federal income tax purposes;

-	the potential that the fixed exchange ratio under the Business Combination Agreement could result in Technip delivering greater value to the FMCTI stockholders than had been anticipated by Technip should the value of the Technip Shares increase relative to FMCTI Shares after the date of execution of the MOU; and

-	the risks of the type and nature described in the section entitled “Risk Factors” of this Information Document and the matters described in the section entitled “Forward-Looking Statements” of this Information Document.

The foregoing discussion of the factors considered by the Technip board of directors is not intended to be exhaustive, but rather includes the principal factors considered by the Technip board of directors. In view of the wide variety of factors considered in connection with its evaluation of the transaction and the complexity of these matters, the Technip board of directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its decision to approve the MOU, the Business Combination Agreement and the transactions contemplated thereby. In addition, individual members of the Technip board of directors may have given differing weights to different factors. The Technip board of directors conducted an overall review of the factors described above, including through discussions with Technip’s management and outside legal and financial advisors.

c)	FMCTI Reasons for the Mergers

At its meeting on May 18, 2016, the FMCTI board of directors (i) approved the execution, by FMCTI, of the Business Combination Agreement, and the consummation of the transactions contemplated thereby upon the terms and conditions set forth therein, (ii) determined that the terms of the Business Combination Agreement, the Mergers and the other transactions contemplated thereby are fair to, and in the best interests of, FMCTI and its stockholders and are also in the best interests of the FMCTI’s other stakeholders and employees, (iii) declared that the Business Combination Agreement and the consummation of the transactions contemplated thereby upon the terms and conditions set forth therein are advisable and (iv) directed that the Business Combination Agreement be submitted to the stockholders of FMCTI for adoption.

The FMCTI board of directors considered many factors in reaching its conclusion that the transactions contemplated by the Business Combination Agreement as a whole, including the Mergers, are fair to, and in the best interests of FMCTI and its stockholders. In arriving at its conclusion, the FMCTI board of directors consulted with FMCTI’s management, its legal, financial and other advisors, reviewed a significant amount of information and considered the following factors in its deliberations:

-	the belief that the combination will result in the creation of a new global leader in Subsea, Surface and Onshore/Offshore systems and services to the oil and gas industry with approximately $2.4 billion in EBITDA, and a strong balance sheet and broad global footprint to support continued growth and innovation;

-	each of FMCTI and Technip has developed capabilities in complementary geographies, the combination of which will create a larger and more diversified company that is better equipped to respond to economic and industry developments, including cyclical economic environments, and better positioned to develop and build on its positioning in the Subsea, Surface and Onshore/Offshore segments as compared to either company on a standalone basis, with a strategic global presence;

-	the belief that, based in part on the successful history of collaboration between FMCTI and Technip in the Forsys Subsea joint venture and related strategic alliance, the management teams will successfully integrate the two businesses and provide a strong foundation for the combined management team to accelerate growth, stimulate the sharing of expertise and support faster innovation;

-	the belief that, based on customers’ response to the collaboration between FMCTI and Technip in the Forsys Subsea joint venture and related strategic alliance, the combined company would be able to standardize its offerings to customers, reduce costs to customers and provide integrated offerings to customers of FMCTI and Technip;

-	the combined company will benefit from a large, diversified international platform, supported by cost savings derived from integration of the complementary FMCTI and Technip businesses, and will be better positioned to withstand cyclical economic conditions;

-	the fact that, based on the shares outstanding as of the date of the MOU, FMCTI’s former stockholders will own approximately 49.1% of the combined company following completion of the Mergers and will continue to participate in potential appreciation in equity value of the combined company;

-	the belief that the combination will allow the combined company to achieve annual cost synergies of $330 million to $565 million by the end of 2018 and thereafter with a “base case” of $470 million in such synergies, which synergies are expected to be driven by the combined company’s supply chain, local footprint of regional SG&A, information technologies, facilities and office costs and engineering costs;

-	the fact that, in certain circumstances, the FMCTI board of directors has the right under the Business Combination Agreement to change its recommendation to FMCTI’s stockholders that they adopt the Business Combination Agreement;

-	that the fixed exchange ratio of 1.00 Technip Share for 2.00 TechnipFMC Shares, by its nature, would not adjust upwards to compensate for declines, or downwards to compensate for increases, in the price of Technip Shares prior to completion of the transaction;

-	that the fixed exchange ratio of 1.00 FMCTI Share for 1.00 TechnipFMC Share, by its nature, would not adjust upwards to compensate for declines, or downwards to compensate for increases, in the price of the FMCTI Shares prior to completion of the transaction;

-	the fact that half of the members of the 14-member TechnipFMC board of directors will be designated by FMCTI, and that the committees of the TechnipFMC board of directors will be comprised of an equal number of directors designated by each of Technip and FMCTI;

-	the fact that Douglas J. Pferdehirt, current President and Chief Executive Officer of FMCTI, will serve as the Chief Executive Officer of TechnipFMC and a member of the TechnipFMC board of directors;

-	the fact that, until the annual general meeting of stockholders in 2019, the transaction of any business by the TechnipFMC board of directors will require the approval of at least one board member designated by FMCTI;

-	the fact that the FMCTI board of directors believes that the governance arrangements set out in the foregoing three bullets and otherwise set out in the Corporate Governance Guidelines of TechnipFMC provide for clear and balanced corporate governance and leadership and the fact that, until at least the annual general meeting of stockholders in 2019, any change to these governance provisions would require the affirmative vote of two-thirds of the members of the TechnipFMC board of directors;

-	the review by the FMCTI board of directors with its legal advisor of the structure of the proposed business combination transaction and the terms of Business Combination Agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination provisions, as well as the likelihood of consummation of the Mergers and the FMCTI board of directors’ evaluation of the likely time period necessary to complete the Mergers. The FMCTI board of directors also considered the following specific aspects of the Business Combination Agreement:

-	the nature of the closing conditions included in the Business Combination Agreement, including the exceptions to the events that would constitute a material adverse effect with respect to FMCTI or Technip for purposes of the Business Combination Agreement, as well as the likelihood of satisfaction of all conditions to consummation of the Mergers;

-	FMCTI’s right to engage in negotiations with, and provide information to, a third party that makes an unsolicited Acquisition Proposal for FMCTI, if the FMCTI board of directors determines in good faith, after consultation with its legal and financial advisors, that such proposal constitutes or would reasonably be expected to lead to a superior proposal for FMCTI;

-	the FMCTI board of directors’ ability to change its recommendation that FMCTI stockholders vote in favor of the adoption of the Business Combination Agreement if it determines in good faith after consultation with its outside counsel that failure to take such action would be inconsistent with its fiduciary duties under applicable law, subject to compliance by FMCTI with certain obligations;

-	certain other provisions in the Business Combination Agreement, including the termination provisions; and

-	the review by the FMCTI board of directors with its legal advisor of the terms of the MOU, including the undertakings of Technip to complete the works council consultation process as promptly as reasonably practicable following the announcement of the transaction.

These beliefs are based in part on the following factors that the FMCTI board of directors considered:

-	its knowledge and understanding of the FMCTI business, operations, financial condition, earnings, strategy and future prospects;

-	information and discussions with FMCTI’s management regarding Technip’s business, operations, financial condition, earnings, strategy and future prospects, and the results of FMCTI’s due diligence review of Technip;

-	information and results of an evaluation organized by FMCTI’s management of Technip’s Onshore/Offshore business segment;

-	the fact that the combined company’s board of directors, following completion of the Mergers and until the first annual meeting of the stockholders of the combined company following completion of its second full fiscal year, will be equally balanced between FMCTI and Technip, with seven directors designated by FMCTI and seven directors designated by Technip;

-	the fact that, during the period beginning upon the closing of the Mergers and adoption of the TechnipFMC Articles and ending on the date of TechnipFMC’s 2019 annual general meeting of stockholders (the “Initial Period”), the combined company’s board of directors shall constitute an Audit Committee, a Nominating and Corporate Governance Committee, a Compensation Committee and a Strategy Committee, each of which shall consist of an equal number of members designated by FMCTI and Technip, respectively;

-	the fact that the Chief Executive Officer of FMCTI as of immediately prior to the FMCTI Merger Effective Time will serve as the Chief Executive Officer of the combined company;

-	the fact that the Chief Financial Officer of FMCTI as of immediately prior to the FMCTI Merger Effective Time will serve as the Chief Financial Officer of the combined company;

-	the current and prospective economic climate generally and the competitive climate in the industries in which the companies operate, including the combination of certain other companies in such industries;

-	the financial analyses presented by Evercore to the FMCTI board of directors and the opinion of Evercore delivered to the FMCTI board of directors, as of May 18, 2016, and based upon and subject to the assumptions, procedures, factors, qualifications, limitations and other matters set forth in Evercore’s written opinion, that the FMCTI Exchange Ratio (after giving effect to the Technip Merger) pursuant to the Business Combination Agreement was fair, from a financial point of view, to the holders of FMCTI Shares (other than the FMCTI Excluded Shares), as more fully described in the section entitled “—Opinion of Evercore as Financial Advisor to FMCTI” of this Information Document;

-	the advice received from Société Générale regarding the current and prospective French economic climate generally, competitive climate and political climate. Société Générale did not opine as to the fairness of the FMCTI Exchange Ratio;

-	the likelihood that the Mergers will be completed on a timely basis and the belief that antitrust clearance could be obtained without the imposition of conditions that would be materially adverse to the combined company;

-	the fact that the FMCTI Merger is subject to approval by the FMCTI stockholders;

-	the fact that, subject to certain limited exceptions, Technip is prohibited from soliciting, participating in any discussions or negotiations with respect to, providing nonpublic information to any third party with respect to or entering into any agreement providing for, the acquisition of Technip;

-	the fact that Technip may be required to pay FMCTI a termination fee of $250 million and/or reimburse FMCTI for reasonable expenses it incurs if the Business Combination Agreement is terminated under certain circumstances specified in the Business Combination Agreement;

-	the fact that the obligations of Technip to appear at the hearing of the English Court and to seek the Technip Merger Order are subject to the satisfaction or waiver by FMCTI, on or prior to the making of the Technip Merger Order at the hearing of the English Court, of additional conditions, including, among others, the accuracy of the representations and warranties of Technip set forth in the Business Combination Agreement as of immediately prior to the making of the Technip Merger Order at the hearing of the English Court; and

- the fact that the FMCTI Exchange Ratio will not be negatively affected in the event of a decrease in the share price of the FMCTI Shares prior to the FMCTI Merger Effective Time and that the terms of the MOU and Business Combination Agreement do not include termination rights for Technip triggered in the event of an increase of the value of Technip relative to the value of FMCTI.

In making its determination, the FMCTI board of directors considered, in large part, FMCTI’s strategic alternatives to the proposed business combination with Technip for maximizing stockholder value over the long-term, including the alternative of attempting to replicate the capabilities inherent in the proposed business combination by continuing as a standalone company, the alternative of continuing its Forsys Subsea joint venture relationship with Technip, and the alternative of replicating the proposed combination through a series of transactions. In considering these alternatives, the FMCTI board of directors weighed the potential risks, rewards and uncertainties associated with each. The FMCTI board of directors also considered that management had communicated that there were risks associated with maintaining the Forsys Subsea joint venture relationship with Technip, including the possibility that Technip would be acquired by a competitor. In addition, the FMCTI board of directors was aware of, and considered, the increased costs and risks associated with a series of smaller transactions as a potential alternative to the combination with Technip. The FMCTI board of directors concluded, based on its understanding of the business, assets, financial condition, results of operations, current business strategy, projections and prospects of FMCTI, that the business combination transaction with Technip was the best alternative available to FMCTI.

The FMCTI board of directors weighed these factors against the following uncertainties, risks and potentially negative factors relevant to the Mergers:

-	the Technip Exchange Ratio will not be reduced in the event of an increase in the share price of FMCTI Shares prior to the FMCTI Merger Effective Time, and that the terms of the Business Combination Agreement do not include termination rights for FMCTI triggered in the event of a decrease in the value of Technip relative to the value of FMCTI;

-	the potential that the fixed exchange ratio under the Business Combination Agreement could result in FMCTI delivering greater value to the Technip stockholders than had been anticipated by FMCTI should the value of the FMCTI Shares increase relative to Technip Shares after the date of execution of the MOU;

-	the adverse impact that business uncertainty prior to the closing of the Mergers and during the post-closing integration period could have on the ability of both FMCTI and Technip to attract, retain and motivate key personnel;

-	the challenges inherent in the combination of two business enterprises of the size and scope of FMCTI and Technip, including (i) the possible diversion of management focus and resources from operational matters and other strategic opportunities for an extended period of time and (ii) difficulties in integrating and retaining management and employees, including from the two companies’ respective labor groups;

-	the fact that projections of future results of operations and synergies are necessarily estimates based on assumptions, the risk of not realizing anticipated synergies and cost savings between FMCTI and Technip and the risk that other anticipated benefits might not be realized;

-	the fact that Technip’s Onshore/Offshore segment (i) operates in different industries in addition to those in which FMCTI operates, (ii) often involves lump sum turnkey contracts (see the section entitled “Risk Factors Related to Technip’s Business—Unforeseen additional costs could reduce Technip’s margin on lump sum contracts” of this Information Document) and (iii) has lower EBIT margins than the Subsea segment;

-	the risk that a change in applicable law with respect to Section 7874 or any other U.S. tax law, or official interpretations thereof, or a change in certain facts (for example, certain share or asset values), could cause the combined company to be treated as a U.S. domestic corporation for U.S. federal income tax purposes following completion of the Mergers or otherwise adversely affect the combined company;

-	the risk that the IRS may assert that the combined company should be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal income tax purposes pursuant to Section 7874;

-	the substantial costs to be incurred in connection with the transaction, including the substantial cash and other costs of integrating the businesses of FMCTI and Technip, as well as transaction expenses;

-	that failure to complete the Mergers could cause FMCTI to incur significant fees and expenses and could lead to negative perceptions among investors, potential investors and customers;

-	the potential effect of the transaction on FMCTI’s business and relationships with employees, customers, suppliers, regulators and the communities in which it operates;

-	the risk that governmental entities may not approve the transaction, including CFIUS and MINEFI, or may impose conditions on FMCTI or Technip in order to gain approval for the transaction that may adversely impact the ability of the combined company to realize the anticipated synergies;

-	the limited circumstances under which FMCTI could terminate the Business Combination Agreement or refuse to consummate the Mergers;

-	that FMCTI, subject to customary exceptions, is prohibited during the term of the Business Combination Agreement from soliciting, participating in any discussions or negotiations with respect to, and providing nonpublic information to any third party with respect to, the acquisition of FMCTI and that FMCTI is prohibited from terminating the Business Combination Agreement to enter into any agreement providing for the acquisition of FMCTI;

-	the risk that, pursuant to the terms of the Business Combination Agreement, FMCTI may become obligated to pay a termination fee of $250 million and/or reimburse Technip for certain reasonable costs, fees and expenses it incurs in certain circumstances;

-	the generally reciprocal restrictions on operations until completion of the Mergers which could have the effect of preventing FMCTI from pursuing certain other strategic transactions during the pendency of the Business Combination Agreement as well as taking certain other actions relating to the conduct of its business without the prior consent of Technip;

-	the fact that Technip was legally prohibited from signing the Business Combination Agreement until the conclusion of Technip’s works council consultation process and the risk that Technip’s works councils could recommend against the transaction and the expense reimbursements payable to FMCTI under the MOU if Technip terminated the transaction due to an unfavorable recommendation from the works councils;

-	the fact that, if the FMCTI board of directors effects a FMCTI Change in Recommendation, FMCTI will nonetheless be unable to terminate the Business Combination Agreement and will continue to be obligated to hold the FMCTI Special Meeting and submit the proposals described in this Information Document to its stockholders for their vote unless Technip terminates the Business Combination Agreement;

-	the possibility that the transaction might not be completed, or that completion might be unduly delayed, for reasons beyond either party’s control and the potential negative impact that may have on each party’s business and relationships with employees, customers, suppliers, regulators and the communities in which it operates;

-	the potentially differing interests of FMCTI directors and executive officers with respect to the consummation of the transactions contemplated by the Business Combination Agreement, including in connection with (i) the continued engagement and/or employment of such directors and executive officers, (ii) the continued positions of certain of such directors as directors on the TechnipFMC board of directors, (iii) agreements that provide for enhanced severance for certain executive officers of FMCTI upon a qualifying termination of employment in connection with a change in control of FMCTI and the extension of the term of such agreements for a period of one year from the current applicable expiration date, (iv) the payment of compensation previously deferred by certain directors and the indemnification of former FMCTI directors and executive officers by TechnipFMC and (v) the treatment in the Mergers of equity awards held by FMCTI directors and executive officers; and

-	the risks of the type and nature described under the sections entitled “Risk Factors” and “Forward-Looking Statements” of this Information Document.

The FMCTI board of directors concluded that the uncertainties, risks and potentially negative factors relevant to the Mergers were outweighed by the potential benefits that it expected FMCTI and the FMCTI stockholders would achieve as a result of the Mergers.

The foregoing discussion of the information and factors considered by the FMCTI board of directors is not exhaustive but is intended to reflect the material factors considered by the FMCTI board of directors in its consideration of the business combination with Technip. In view of the large number of factors considered and their complexity, the FMCTI board of directors, both individually and collectively, did not find it practicable to and did not attempt to quantify or assign any relative or specific weight to the various factors. Rather, the FMCTI board of directors based its recommendation on the totality of the information presented to and considered by it. In addition, individual members of the FMCTI board of directors may have given different weights to different factors. The foregoing discussion of the information and factors considered by the FMCTI board of directors is forward-looking in nature. This information should be read in light of the factors described under the section entitled “Forward-Looking Statements” of this Information Document.

2.1.3.	Merit of the Technip Merger and the Mergers

FMCTI and Technip proposed the business combination because, among other reasons, the management and boards of both companies believe that the combination will:

-	create significant additional value for the stockholders of both companies by expanding on the success achieved through their existing alliance and joint venture, Forsys Subsea;

-	enable the combined company to have a flexible commercial model that provides integrated and discrete solutions to customers across the value chain;

-	create a larger and more diversified company that is better equipped to respond to economic and industry developments, including cyclical economic environments, and better positioned to develop and build on its positioning in the Subsea, Surface and Onshore/Offshore segments as compared to either company on a standalone basis;

-	allow the combined company to benefit from a large, diversified international platform, supported by cost savings derived from integration of the complementary FMCTI and Technip businesses; and

-	allow the combined company to achieve synergies, including economies of scale, consolidate corporate and support activities, optimize expenditures and accelerate technological innovation.

2.2.	Summary of the Business Combination Agreement

Explanatory Note

This summary is included to provide investors with information regarding the terms of the Business Combination Agreement. Factual disclosures about FMCTI, Technip and TechnipFMC contained in this Information Document may supplement, update or modify the factual disclosures about FMCTI, Technip and TechnipFMC contained in the Business Combination Agreement. The representations, warranties and covenants made in the Business Combination Agreement by FMCTI, Technip, TechnipFMC and TechnipFMC US Merger Sub, LLC were qualified and subject to important limitations agreed to by FMCTI, Technip, TechnipFMC and TechnipFMC US Merger Sub, LLC in connection with negotiating the terms of the Business Combination Agreement. The representations and warranties may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed by Technip and FMCTI, and in some cases were qualified by the matters contained in the confidential disclosures that FMCTI and Technip each delivered to the other party in connection with the Business Combination Agreement, which disclosures were not reflected in the Business Combination Agreement itself. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Information Document, may have changed since the date on which they were made.

Summary

On May 18, 2016, FMCTI, Technip and TechnipFMC entered into the MOU. The MOU provided that, subject to completion of certain employee consultation procedures required under applicable law and certain other customary conditions, the parties to the MOU would enter into the Business Combination Agreement. The MOU provided that the employee consultation procedures were to be completed by September 30, 2016. On June 14, 2016, the parties executed the Business Combination Agreement after completing the employee consultation procedures and other conditions precedent contemplated by the MOU.

2.2.1.	Structure and Effective Times

The Business Combination Agreement provides for two mergers, which will occur in immediate succession. First, Technip will merge with and into TechnipFMC in a cross-border merger, within the meaning of the E.U. Cross-Border Merger Directive, pursuant to which, following the Technip Merger Effective Time, the independent existence of Technip will cease, with TechnipFMC surviving as the continuing entity, and pursuant to which each issued and outstanding Technip Share, other than Technip Excluded Shares, will be exchanged for the Technip Merger Consideration of 2.00 TechnipFMC Shares, in each case subject to the terms and conditions of the Business Combination Agreement and as described under the section entitled “The Business Combination Agreement—Merger Consideration” of this Information Document.

Immediately following the Technip Merger Effective Time, TechnipFMC US Merger Sub, LLC will merge with and into FMCTI in a statutory merger under Delaware law, pursuant to which, following the FMCTI Merger Effective Time, the independent existence of TechnipFMC US Merger Sub, LLC will cease, with FMCTI surviving as a wholly owned indirect subsidiary of TechnipFMC, and pursuant to which each FMCTI Share, other than the FMCTI Excluded Shares, will be exchanged for the FMCTI Merger Consideration of 1.00 TechnipFMC Share, in each case subject to the terms and conditions of the Business Combination Agreement and as described under “—Merger Consideration” below. Immediately following consummation of the Mergers, it is expected that former Technip stockholders will own approximately 50.9% of TechnipFMC and former FMCTI stockholders will own approximately 49.1% of TechnipFMC, on a fully diluted basis.

The Technip Merger will be completed at the Technip Merger Effective Time, the exact time and date of which will be fixed by the Technip Merger Order. TechnipFMC and Technip are required under the Business Combination Agreement to appear before the English Court at a hearing to seek the Technip Merger Order under the U.K. Merger Regulations, which will take place after the receipt of the pre-merger certificates issued by U.K. and French authorities and the satisfaction or waiver of certain conditions contained in the Business Combination Agreement, as described in the section entitled “—Conditions to the Technip Merger and the Mergers” below.

Under applicable U.K. regulations, the Technip Merger may not become effective until a period of at least 21 days has elapsed following the making of the Technip Merger Order. Under the Business Combination Agreement, the Technip Merger Order will specify that the Technip Merger Effective Time will occur on a

Sunday following the lapse of such 21-day period after the Technip Merger Order is made. On the date on which the Technip Merger Order is made, and as soon as practicable after such time, and in no event prior thereto, FMCTI will file the FMCTI Certificate of Merger with the Secretary of State of the State of Delaware, which will provide that the FMCTI Merger will become effective on the Merger Effective Date at the time that is one minute after the Technip Merger Effective Time.

2.2.2.	Merger Consideration

Technip Shares Consideration

The Business Combination Agreement provides that, at the Technip Merger Effective Time, each Technip Share issued and outstanding immediately prior to the Technip Merger Effective Time, other than the Technip Excluded Shares, will be exchanged for 2.00 TechnipFMC Shares. As of the Technip Merger Effective Time, all Technip Shares will cease to exist, and each Technip Share, other than the Technip Excluded Shares, will thereafter represent only the right to receive, in accordance with the terms of the Business Combination Agreement, the Technip Merger Consideration.

FMCTI Shares Consideration

The Business Combination Agreement provides that, at the FMCTI Merger Effective Time, each FMCTI Share issued and outstanding immediately prior to the FMCTI Merger Effective Time, other than FMCTI Excluded Shares, will be exchanged for 1.00 TechnipFMC Share. As of the FMCTI Merger Effective Time, all FMCTI Shares will cease to exist, and each FMCTI Share, other than the FMCTI Excluded Shares, will thereafter represent only the right to receive, in accordance with the terms of the Business Combination Agreement, the FMCTI Merger Consideration.

Pursuant to Section 262(b)(1) of the DGCL, FMCTI stockholders are not entitled to exercise dissenters’, appraisal, cash exit or similar rights in connection with the Mergers.

2.2.3.	Restriction on Transfers Following the Effective Times

No transfer of the Technip Shares will be implemented as of the Technip Merger Effective Time as Technip will have ceased to exist then as a result of the Technip Merger. As of the FMCTI Merger Effective Time, the stock transfer books of FMCTI will be closed, and there will be no further registration of transfers on records of FMCTI.

2.2.4.	Expenses and Termination Fees

All costs and expenses incurred in connection with the Business Combination Agreement and the Mergers and the other transactions contemplated by the Business Combination Agreement generally are to be paid by the party incurring such costs and expenses, but Technip and FMCTI will share equally all expenses associated with antitrust filings, the NYSE listing application, the Euronext Paris listing application and the filing, printing and mailing of the U.S. Prospectus, the Registration Statement, this Information Document, the Admission Prospectus and other disclosure documents required in connection with the Mergers.

FMCTI must pay Technip a termination fee of $250 million in the event the Business Combination Agreement is terminated:

-	by Technip, as a result of an FMCTI Change in Recommendation or a material breach by FMCTI of its obligations relating to Acquisition Proposals under the Business Combination Agreement,

-	by either FMCTI or Technip, if (i) the Mergers are not consummated by the Termination Date or (ii) the FMCTI Requisite Vote shall not have been obtained after a vote of the FMCTI stockholders has been taken and completed at the FMCTI Special Meeting and, in each case, at the time of such termination, Technip had a right to terminate as a result of an FMCTI Change in Recommendation or a material breach by FMCTI of its obligations relating to Acquisition Proposals under the Business Combination Agreement;

-	in the event that (i) an Acquisition Proposal for FMCTI shall have been publicly announced or made publicly known (or any third party shall have publicly announced, publicly communicated or publicly made known a bona fide intention, whether or not conditional, to make a proposal with respect to an Acquisition Proposal for FMCTI) or (solely in the case of a termination as a result of FMCTI’s or TechnipFMC’s material breach of the Business Combination Agreement) otherwise communicated or made known to FMCTI management or the FMCTI board of directors, (ii) the Business Combination Agreement is subsequently terminated by either FMCTI or Technip as a result of a failure to obtain the FMCTI Requisite Vote or FMCTI’s or TechnipFMC’s material breach of the Business Combination Agreement and (iii) within nine months of such termination, FMCTI or any of its subsidiaries executes any agreement with respect to an Acquisition Proposal providing for, or approves or recommends to the FMCTI stockholders to accept, or consummates, an Acquisition Proposal.

In the event that the Business Combination Agreement is terminated either (i) if the FMCTI Special Meeting has not been held by the Termination Date and the Technip Stockholders’ Meetings have been held or (ii) because of FMCTI’s or TechnipFMC’s breach of any covenant or agreement set forth in the Business Combination Agreement, then, in either case, FMCTI shall pay, or cause to be paid, to Technip by way of reimbursement its reasonable costs, fees and expenses incurred in connection with its investigation, consideration, documentation, diligence and negotiations of the Business Combination Agreement and the transactions contemplated thereby, including all reasonable fees and expenses of Technip’s and its subsidiaries’ respective representatives and financing sources.

In the event a termination fee is payable by FMCTI to Technip after the time FMCTI pays any expense reimbursement to Technip in accordance with the terms of the Business Combination Agreement, the amount of the termination fee payable by FMCTI to Technip will be reduced by the amount of such expense reimbursement actually paid to Technip.

Technip must pay FMCTI a termination fee of $250 million in the event the Business Combination Agreement is terminated:

-	by FMCTI, as a result of a Technip Change in Recommendation or a material breach by Technip of its obligations relating to Acquisition Proposals under the Business Combination Agreement,

-	by either FMCTI or Technip, if (i) the Mergers are not consummated by the Termination Date or (ii) the Technip Requisite Vote shall not have been obtained after a vote of the Technip stockholders has been taken and completed at the Technip Stockholders’ Meetings or any postponements or adjournments thereof and, in each case, at the time of such termination, FMCTI had a right to terminate as a result of a Technip Change in Recommendation or a material breach by Technip of its obligations relating to Acquisition Proposals under the Business Combination Agreement;

-	in the event that (A) an Acquisition Proposal for Technip shall have been publicly announced or made publicly known (or any third party shall have publicly announced, publicly communicated or publicly made known a bona fide intention, whether or not conditional, to make a proposal with respect to an Acquisition Proposal for Technip) or (solely in the case of a termination as a result of Technip’s material breach of the Business Combination Agreement) otherwise communicated or made known to Technip management or the Technip board of directors, (B) the Business Combination Agreement is subsequently terminated by either FMCTI or Technip as a result of a failure to obtain the Technip Requisite Vote, a failure to obtain clearance from MINEFI on terms satisfactory under the Business Combination Agreement or Technip’s material breach of the Business Combination Agreement and (C) within nine months of such termination, Technip or any of its subsidiaries executes any agreement with respect to an Acquisition Proposal providing for, or approves or recommends to the Technip stockholders to accept, or consummates, an Acquisition Proposal.

In the event that the Business Combination Agreement is terminated either (x) if the Technip Stockholders’ Meetings have not been held by the Termination Date and the FMCTI Special Meeting has been held or (y) because of Technip’s breach of any covenant or agreement set forth in the Business Combination Agreement, then, in either case, Technip shall pay, or cause to be paid, to FMCTI by way of reimbursement its reasonable costs, fees and expenses incurred in connection with its investigation, consideration, documentation, diligence and negotiations of the Business Combination Agreement and the transactions contemplated thereby, including all reasonable fees and expenses of FMCTI’s and its subsidiaries’ respective representatives and financing sources.

In the event a termination fee is payable by Technip to FMCTI after the time Technip pays any expense reimbursement to FMCTI in accordance with the terms of the Business Combination Agreement, the amount of the termination fee payable by Technip to FMCTI will be reduced by the amount of such expense reimbursement actually paid to FMCTI.

2.2.5.	Voting and Support Agreements

The Bpifrance Participations Support Agreement

On May 18, 2016, in connection with the Mergers, Technip entered into a support agreement with Bpifrance Participations, which held in aggregate 5.17% of the share capital and 9.29% of the voting rights of Technip as of December 30, 2015 (the “Bpifrance Support Agreement”).

Pursuant to the terms of the Bpifrance Support Agreement, Bpifrance Participations agreed to vote, at any general meeting of the Technip stockholders, in favor of the transactions contemplated by the Business Combination Agreement, subject notably to Technip board of directors’ favorable recommendation. Bpifrance Participations also agreed to vote, at any special meeting of Technip stockholders holding double voting rights, in favor of the removal of such double voting rights, subject to completion of the Mergers.

Pursuant to the terms of the Bpifrance Support Agreement, Bpifrance Participations has undertaken not to sell or transfer any of its Technip Shares prior to completion of the Mergers. Bpifrance Participations has also undertaken for a period of two years following completion of the Mergers to maintain its shareholding in TechnipFMC below 6% of the share capital, on a fully diluted basis.

Technip and FMCTI have undertaken that a Bpifrance Participations designee will be appointed to the TechnipFMC board of directors upon the consummation of the Mergers, among the directors designated by Technip.

FMCTI accepted the terms of the Bpifrance Support Agreement in a separate letter sent to Bpifrance Participations on May 18, 2016.

In a letter dated June 3, 2016, Bpifrance Participations confirmed to Technip that the terms of the Bpifrance Support Agreement had been formally approved by all the governing bodies of the Bpifrance group.

The IFP Énergies nouvelles Support Agreement

On May 18, 2016, in connection with the Mergers, Technip entered into a support agreement with IFPEN, which held in aggregate 2.38% of the share capital and 4.35% of the voting rights of Technip as of December 30, 2015 (the “IFPEN Support Agreement”).

Pursuant to the terms of the IFPEN Support Agreement, IFPEN agreed to vote, at any general meeting of the Technip stockholders, in favor of the transactions contemplated by the Business Combination Agreement, subject notably to Technip board of directors’ favorable recommendation. IFPEN also agreed to vote, at any special meeting of Technip stockholders holding double voting rights, in favor of the removal of such double voting rights, subject to completion of the Mergers.

FMCTI accepted the terms of the IFPEN Support Agreement in a separate letter sent to IFPEN on May 18, 2016.

2.2.6.	Conduct of Business Prior to the Effective Times

In the Business Combination Agreement, each of FMCTI and Technip has agreed that until the FMCTI Merger Effective Time or termination of the Business Combination Agreement in accordance with its terms, subject to certain specified exceptions, and unless the other party approves in writing (which approval will not be unreasonably withheld, conditioned or delayed, subject to certain exceptions), it will, and will cause its respective subsidiaries to:

-	conduct its business in the ordinary and usual course consistent with past practice; and

-	use their respective commercially reasonable efforts to preserve intact its business organization and maintain its existing relations and goodwill with all governmental entities (including applicable regulatory authorities) and self-regulatory organizations, clients, customers, suppliers, distributors, creditors, lessors, employees, stockholders and other persons with which it or its subsidiaries has significant business relations, as applicable.

In addition, without limiting the foregoing and subject to certain specified exceptions, each of FMCTI and Technip has agreed that until the FMCTI Merger Effective Time or termination of the Business Combination Agreement in accordance with its terms, subject to certain specified exceptions, and unless the other party approves in writing (which approval will not be unreasonably withheld, conditioned or delayed, subject to certain exceptions), it will not, and will not permit any of its subsidiaries to, do any of the following:

-	amend or propose to amend its organizational documents (whether by merger or otherwise);

-	split, combine or reclassify its shares of capital stock;

-	engage in another merger, restructuring or reorganization;

-	repurchase, redeem or acquire any shares of its capital stock, including securities that may convert into shares of capital stock, and that it will not allow its subsidiaries to do the same, except for the full exercise of any stock plan immediately prior to the consummation of the Mergers and for tax withholding purposes with regard thereto;

-	issue, sell, pledge, dispose of, or encumber any security that has the right to vote (or which are convertible into securities which have a right to vote) with its stockholders on any matter, except for (i) shares issuable pursuant to stock awards outstanding on or awarded prior to the signing date of the MOU or issued in the ordinary course of business and (ii) in connection with internal reorganizations in the ordinary course of business;

-	incur indebtedness for borrowed money or issue debt securities, except for (i) refinancing of existing indebtedness, (ii) drawdowns of existing credit facilities as of the signing date of the MOU, or (iii) in the ordinary course of business.

-	make or commit any capital expenditures, other than in the ordinary course of business;

-	terminate, establish, adopt, enter into or materially amend any benefit plans or stock awards;

-	increase salaries, wages, bonuses, pensions, severance or any other compensation of any director, manager, officer or employee or individual independent contractor of either party or enter into an arrangement to do so; other than in the ordinary and usual course of business and consistent with past practice;

-	grant any equity or equity-based award or take any action to accelerate the vesting, payment or funding of (i) any compensation or benefits with respect to any director, manager, officer, employee or individual independent contractor or (ii) any equity award, except if (a) such accelerated vesting, payment or funding is a result of a termination of employment or service without cause upon or following the consummation of the transactions contemplated by the Business Combination Agreement or (b) in the ordinary and usual course of business and consistent with past practice;

-	establish, adopt, enter into, materially amend or terminate any collective bargaining agreement;

-	lease, license, transfer, exchange or swap, mortgage, pledge, abandon, or otherwise dispose of any material portion of its assets (other than intellectual property), except for (i) dispositions individually or in the aggregate that have a fair market value of less than $50,000,000, (ii) transactions between it or any of its subsidiaries, or (iii) in the ordinary course of business;

-	sell, lease, license, transfer, exchange, lien, pledge, abandon, allow to lapse or otherwise dispose of any material intellectual property, except for in the ordinary course of business;

-	make any acquisitions, except for acquisitions (i) entered into on an arm’s length basis, (ii) that do not exceed $50,000,000 (including indebtedness assumed) and (iii) which are not reasonably likely to prevent or delay satisfaction of the closing conditions set forth in the Business Combination Agreement;

-	settle any material litigation or arbitration (other than litigation or arbitration brought by FMCTI or Technip against the other arising out of the Business Combination Agreement) if such settlement involves, individually, a payment of money by such party or its subsidiaries in excess of $10,000,000 or, together with all such settlements, the payment of money by such party or its subsidiaries in excess of $20,000,000, or if the settlement would involve admission of material wrongdoing or any non-monetary restriction on such party or its subsidiaries, except in the ordinary course of business;

-	renew, amend or terminate in any material respect any of its material contracts (except in the ordinary course of business), or waive, release or assign any material rights thereunder;

-	subject to certain exceptions, (i) make or change any material tax election; (ii) file any material amended tax return or enter into a closing agreement or advance pricing agreement in respect of a material amount of taxes or settle or compromise any material audit, assessment, notice, tax claim or proceeding relating to taxes; (iii) agree to an extension or waiver of the statute of limitations with respect to and material amount of taxes; (iv) surrender any material right to claim a refund or offset of any taxes; (v) change the classification of FMCTI or Technip, as applicable, or any of its subsidiaries for U.S. tax purposes; or (vi) request a tax ruling;

-	make any changes in its financial accounting policies, except to adhere to any changes required by U.S. GAAP, IFRS or SEC rules and regulations and authoritative interpretations thereof;

-	enter into contracts that grant most favored nation status to any counterparty or any non-compete contract that would restrict TechnipFMC following the consummation of the Mergers;

-	make any loans, advances or capital contributions to, or investments in any other person, except for routine business expenses in the ordinary course and trade credit to customers made in the ordinary course of business;

-	enter into any new line of business outside of its existing business segments;

-	convene any regular or special meeting of its stockholders, except for (i) stockholder meetings to adopt the Business Combination Agreement and approve the Mergers and (ii) regular annual meetings in the ordinary course of business;

-	implement or announce any material plant closing, reductions in labor forces or other material layoffs other than in the ordinary course of business;

-	enter into any contracts between itself and any of its employees, officers, directors or affiliates other than in the ordinary course of business; or

-	authorize or enter into an agreement or arrangement to do any of the foregoing.

2.2.7.	Acquisition Proposals

Pursuant to the terms of the Business Combination Agreement, except to make such disclosure as necessary to comply with applicable U.S. and French law, each of Technip and FMCTI agrees that it would not, and agrees to cause its subsidiaries and its and their respective officers, directors, employees or representatives not to, directly or indirectly:

-	initiate, solicit or knowingly facilitate or encourage (including by way of furnishing information) any inquiries, discussions or the making, submission or announcement of any proposal, request or offer that constitutes, or could reasonably be expected to lead to or result in, an Acquisition Proposal;

-	have any discussion with any person relating to an Acquisition Proposal, engage in, continue or otherwise participate in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal;

-	provide any non-public or confidential information or data or afford access to its books or records or directors, officers, employees or advisors, to any person in relation to an Acquisition Proposal;

-	terminate, amend, release, modify, or fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar agreement entered into by it or any of its subsidiaries (other than to the extent either party’s board of directors, as applicable, determines in good faith after consultation with its financial and outside legal advisors that failure to take any such actions under this provision would be inconsistent with the directors’ fiduciary duties under applicable law);

-	approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal;

-	approve or recommend, propose publicly to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, business combination agreement, option agreement or other similar agreement with respect to an Acquisition Proposal;

-	take any action with the intent to make the provisions of any takeover law inapplicable to any transactions contemplated by any Acquisition Proposal; or

-	propose publicly or agree to do any of the foregoing related to any Acquisition Proposal.

Under the Business Combination Agreement and throughout this Information Document, an “Acquisition Proposal” with respect to Technip or FMCTI means any offer or proposal for, or any indication of interest in, (a) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, (including by way of merger, consolidation or sale of assets or equity securities) of (i) 15% or more of any class of equity securities or voting power of Technip or FMCTI, as applicable, or (ii) 15% or more of the consolidated gross assets of Technip or FMCTI, as applicable, and its subsidiaries, or assets to which 15% or more of the consolidated gross revenues or earnings of Technip or FMCTI, as applicable, and its subsidiaries are attributable; (b) any tender offer that, if consummated, would result in any person beneficially owning 15% or more of any class of equity securities or voting power of Technip or FMCTI, as applicable; or (c) any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Technip or FMCTI, as applicable, or any subsidiary of Technip or FMCTI, as applicable, in each case, with a person other than the other party or any of its subsidiaries as a result of which the current stockholders of Technip or FMCTI, as applicable, directly or indirectly beneficially own (i) less than 85% of the successor’s capital stock, (ii) less than 85% of the successor’s consolidated assets, or assets of the successor to which 85% or less of the consolidated gross revenues or earnings of the successor are attributable.

Existing Discussions or Negotiations

Pursuant to the terms of the Business Combination Agreement, each of Technip and FMCTI agrees that it will immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of the MOU with any persons conducted prior to the signing of the Business Combination Agreement with respect to any Acquisition Proposal (or that could reasonably be expected to lead to an Acquisition Proposal), and request that any such person promptly return and destroy (and confirm destruction of) all non-public information. Unless the Business Combination Agreement will have been earlier terminated, neither Technip nor FMCTI will submit to the vote of its stockholders any Acquisition Proposal (other than the Mergers).

Superior Proposals and Intervening Events

Pursuant to the terms of the Business Combination Agreement, if (i) in the case of Technip, prior the Technip Requisite Vote and (ii) in the case of FMCTI, prior to the FMCTI Requisite Vote, (x) Technip or FMCTI, respectively, has received a bona fide Acquisition Proposal from a third party that was not received or obtained in violation of the Business Combination Agreement, which the Technip board of directors or the FMCTI board of directors, respectively, determines in good faith (after consultation with its outside legal counsel and financial advisors) constitutes, or could reasonably be expected to lead to, a Superior Proposal (as defined below) and (y) the Technip board of directors or the FMCTI board of directors, respectively, determines in good faith (after consultation with its outside legal counsel) that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, then Technip or FMCTI, as applicable, may (1) furnish nonpublic information to such person that has delivered such bona fide Acquisition Proposal and (2) engage in discussions or negotiations with such person with respect to the Acquisition Proposal. Under such circumstances, and prior to furnishing such information or engaging in any such discussion or negotiations, the applicable party must have received an executed confidentiality and standstill agreement from the proposing party, and any non-public information being provided to such proposing party not previously provided or made available to Technip or FMCTI, as applicable, will be made available to such party.

At any time prior to the earlier of (i) the receipt by Technip of the Technip Requisite Vote or receipt by FMCTI of the FMCTI Requisite Vote, as applicable, or (ii) the termination of the Business Combination Agreement in accordance with its terms, subject to compliance with the provisions set forth below, the Technip board of directors and the FMCTI board of directors, respectively, will be entitled to make a Technip Change in Recommendation or an FMCTI Change in Recommendation, respectively, in each case (x) if such party receives a Superior Proposal or (y) in response to an Intervening Event (as defined below), provided that, in each case, only to the extent such board of directors determines in good faith (after consultation with its outside legal counsel) that the failure to make such a change in recommendation would be inconsistent with its fiduciary duties under applicable law.

Neither of the Technip board of directors nor the FMCTI board of directors will be entitled to make a Technip Change in Recommendation or an FMCTI Change in Recommendation, respectively, unless (i) such party is in compliance with the relevant provisions of the Business Combination Agreement, (ii) such party provides the other with a written notice that it intends to make such a change in recommendation, (iii) such party complies with a five business day negotiation period with the other parties to the Business Combination Agreement to make such adjustments in the terms and conditions of the Business Combination Agreement so that any Superior Proposal ceases to constitute a Superior Proposal or, with respect to an Intervening Event, as would permit such board of directors to not change their recommendation with respect to the Mergers and (iv) such board of directors determines in good faith, after consultation with its legal and financial advisors, that such Superior Proposal continues to constitute a Superior Proposal or, as applicable, with respect to an Intervening Event, that its fiduciary duties still require it to make a Technip Change in Recommendation or an FMCTI Change in Recommendation, as applicable.

Under the Business Combination Agreement and throughout this Information Document, a “Superior Proposal” means, with respect to Technip or FMCTI, a bona fide Acquisition Proposal that did not result from a breach of the provisions of the Business Combination Agreement and as to which the party recipient of the Acquisition Proposal complied with provisions of the Business Combination Agreement for or in respect of more than 50% of the outstanding Technip Shares or FMCTI Shares (as applicable) or more than 50% of the assets of Technip and its subsidiaries, on a consolidated basis, or FMCTI and its subsidiaries, on a consolidated basis, as applicable, in each case on terms that the Technip board of directors or the FMCTI board of directors, as applicable, determines in good faith (following receipt of the advice of its financial advisors and outside legal counsel), taking into account, among other things, (a) all legal, financial, regulatory, timing and other aspects of the Acquisition Proposal and the Business Combination Agreement deemed relevant by such board of directors (including conditions to, expected timing and risks of consummation of, and the ability of the party making such proposal to obtain financing for such Acquisition Proposal), (b) in the case of Technip, the corporate interest (intérêt social) of Technip and (c) any improved terms that Technip (in the case of an Acquisition Proposal for FMCTI) or FMCTI (in the case of an Acquisition Proposal for Technip) may have offered pursuant to the Business Combination Agreement, is more favorable to Technip and FMCTI and their respective stockholders, as the case may be, than the transactions contemplated by the Business Combination Agreement (after taking into account any such improved terms).

Under the Business Combination Agreement and throughout this Information Document, an “Intervening Event” means any material event or development or material change in circumstances first occurring, arising or coming to the attention of the Technip board of directors (in relation to Technip) or the FMCTI board of directors (in relation to FMCTI) after the date of the MOU and prior to, in the case of Technip, receipt by Technip of the Technip Requisite Vote and, in the case of FMCTI, receipt by FMCTI of the FMCTI Requisite Vote, to the extent that such event, development or change in circumstances was not reasonably foreseeable as of or prior to the date of the MOU; provided, however, that in no event will the following events, developments or changes in circumstances constitute an Intervening Event: (a) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof, or (b) changes in the market price or trading volume of Technip Shares or FMCTI Shares or the fact that a party meets or exceeds internal or published projections, projections or revenue or earnings predictions for any period; provided, however, that the underlying causes of such change or fact will not be excluded by this clause (b).

Notice

Pursuant to the terms of the Business Combination Agreement, from and after the date of the MOU, Technip or FMCTI, as applicable, will promptly (and in any event within 24 hours, notify the other party in writing in the event that it, one of its subsidiaries or any of its representatives receives (i) any Acquisition Proposal, (ii) any request for non-public information relating to such party or any of its subsidiaries, other than requests for information in the ordinary and usual course of business and consistent with past practice and unrelated to an Acquisition Proposal, or (iii) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal. Technip or FMCTI, as applicable, will notify the other party in writing promptly (and in any event within 24 hours) of the identity of such person and provide an unredacted copy of such Acquisition Proposal, indication, inquiry or request (or, where no such copy is available, a reasonably detailed description of such Acquisition Proposal, indication, inquiry or request) including any debt financing materials related thereto, if any. Subject to applicable law, Technip or FMCTI, as applicable, will keep the other party reasonably informed on a current basis of the status of any Acquisition Proposal, indication, inquiry or request, and any material developments, discussions and negotiations related thereto.

2.2.8.	Adjustments to Prevent Dilution

In the event that between the date of the MOU and the FMCTI Merger Effective Time, the outstanding Technip Shares or FMCTI Shares, or securities convertible into, or exercisable or exchangeable for Technip Shares or FMCTI Shares, changed into a different number of shares or a different class by reason of any stock dividend, stock distribution or other similar event, then the FMCTI Exchange Ratio or the Technip Exchange Ratio, as the case may be, will be appropriately adjusted to provide to the stockholders of both Technip and FMCTI the same economic effect as contemplated by the Business Combination Agreement prior to such event.

2.2.9.	Certain Permitted Disclosure

Nothing in the Business Combination Agreement will prevent FMCTI or Technip from complying with its disclosure obligations under applicable laws with regard to a competing Acquisition Proposal, except that FMCTI and Technip must nevertheless comply with their obligations under the Business Combination Agreement with respect to an FMCTI Change in Recommendation or a Technip Change in Recommendation, as applicable, to the extent complying with such disclosure obligations would result in an FMCTI Change in Recommendation or a Technip Change in Recommendation.

2.2.10.	Stockholder Meetings

FMCTI will take, in accordance with applicable law, the applicable rules and regulations of the SEC and the NYSE and its organizational documents, all action necessary to convene a meeting of its stockholders as promptly as practicable after the later of (x) the expiration of any creditor rights opposition period under French Law or English Law and (y) the date the Registration Statement is declared effective. FMCTI will, unless an FMCTI Change in Recommendation has been made in accordance with the Business Combination Agreement, use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of the Business Combination Agreement and to take all other action reasonably necessary or advisable to secure the FMCTI Requisite Vote.

Technip will take, in accordance with applicable law, the applicable rules and regulations of the AMF and Euronext Paris and its organizational documents, all action necessary to convene the Technip Special Stockholders’ Meeting and the Technip Extraordinary Stockholders’ Meeting as promptly as practicable after the later of (x) the expiration of any creditor rights opposition period under French Law or English Law and (y) the date the Registration Statement is declared effective. Technip will, unless a Technip Change in Recommendation has been made in accordance with the Business Combination Agreement, use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of the merger terms relating to the Technip Merger and to take all other action reasonably necessary or advisable to secure the Technip Requisite Vote.

FMCTI and Technip will each use their commercially reasonable efforts to cause the FMCTI Special Meeting and the Technip Extraordinary Stockholders’ Meeting to be held on the same date. Technip will use its commercially reasonable efforts to cause the Technip Special Stockholders’ Meeting to be held prior to or on the same date as the Technip Extraordinary Stockholders’ Meeting.

2.2.11.	Efforts to Complete the Mergers

In order to facilitate completion of the Mergers, the parties to the Business Combination Agreement, subject to certain exceptions, have agreed to use (and cause their respective subsidiaries to use) their reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under the Business Combination Agreement and applicable law to consummate the Mergers and the other transactions contemplated by the Business Combination Agreement as soon as practicable, including:

-	promptly making all necessary applications under, and otherwise satisfying the requirements of, the U.K. Merger Regulations as promptly as practicable after the satisfaction or waiver of certain conditions as set forth in the Business Combination Agreement;

-	preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, authorizations and other permits (including approvals related to applicable competition and antitrust laws) necessary or advisable to be obtained from any governmental entity or any self-regulatory organization in order to consummate the transactions contemplated by the Business Combination Agreement;

-	using their reasonable best efforts to resolve objections as may be asserted with respect to the transactions contemplated by the Business Combination Agreement under any laws, including the defending of any lawsuits or other legal proceedings, whether judicial or administrative or otherwise, challenging the Business Combination Agreement or the consummation of the transactions contemplated thereby, including seeking to have any stay or temporary restraining order or preliminary injunction entered by any court or other governmental entity vacated or reversed; and

-	executing and delivering any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the Business Combination Agreement.

FMCTI and Technip will each provide the other and/or its counsel with a reasonable advance opportunity to review and comment upon and consider in good faith the views of the other party in connection with all submissions, filings or communications, and agree not to participate independently in any meeting with any governmental entity or self-regulatory organization in connection with the Mergers. Subject to applicable law, FMCTI and Technip will keep each other apprised of all correspondence and discussions with any governmental entity or any self-regulatory organization in connection with the transactions contemplated by the Business Combination Agreement. Further, FMCTI and Technip will keep the other apprised of the status of matters relating to the completion of the transactions contemplated by the Business Combination Agreement.

2.2.12.	Representations and Warranties

The Business Combination Agreement contains representations and warranties that FMCTI, on the one hand, and Technip, on the other hand, have made to each other as of specific dates and are subject to and qualified by certain information included in certain public filings each of FMCTI and Technip has made. These representations and warranties have been made for the benefit of the other parties to the Business Combination Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in a confidential disclosure letter provided by FMCTI to Technip, on the one hand, and in a confidential disclosure letter provided by Technip to FMCTI, on the other hand, delivered in connection with the execution of the MOU. While the parties do not believe that these disclosure letters contain information required to be publicly disclosed under the applicable securities laws (other than information that has already been so disclosed), the disclosure letters do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Accordingly, stockholders should not rely on the representations and warranties as current characterizations of factual information about FMCTI or Technip since they were made as of specific dates, may be intended merely as risk allocation mechanisms between FMCTI and Technip and are modified in important part by the confidential disclosure letters.

The Business Combination Agreement contains representations and warranties from FMCTI to Technip, on the one hand, and from Technip to FMCTI, on the other hand, in each case regarding the following:

-	organization, existence, good standing (if applicable), qualification to do business and corporate or other legal power;

-	capital structure, including the number of shares of capital stock, stock options and other equity-based awards outstanding;

-	corporate power and authority with respect to the due execution and delivery of the MOU and the Business Combination Agreement and completion of the Mergers, the authorization and adoption of the MOU, the Business Combination Agreement and the Mergers by the board of directors or similar governing body and the enforceability of the MOU and the Business Combination Agreement;

-	absence of breaches of, or conflicts with, organizational documents, certain contracts and applicable laws as a result of entry into, or consummation of the transactions contemplated by, the MOU and the Business Combination Agreement;

-	required consents, approvals, authorizations or permits of, or filings or registrations with or notifications to, governmental entities;

-	compliance with laws and required permits;

-	compliance with listing and corporate governance rules and regulations of the NYSE, the SEC, the AMF and Euronext Paris, as applicable;

-	compliance with U.S. GAAP and IFRS, as applicable;

-	internal controls over financial reporting and disclosure controls and procedures;

-	accuracy of information supplied in connection with the Registration Document on Form S-4 and the Information Document;

-	conduct of business in the ordinary course of business consistent with past practice since December 31, 2015 by FMCTI and Technip;

-	absence of a Material Adverse Effect on FMCTI or Technip since December 31, 2015;

-	absence of undisclosed liabilities;

-	absence of any civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of the parties, threatened;

-	absence of any judgments, orders, decisions, writs, injunctions, decrees, stipulations, legal or arbitration awards, rulings or other findings or agency requirements of any governmental entity outstanding against either party;

-	employee benefit matters and compliance with the Employee Retirement Income Security Act of 1974, as amended, as applicable;

-	collective bargaining agreements and other labor matters;

-	compliance with tax laws and other tax matters;

-	absence of related party transactions;

-	real property;

-	environmental matters;

-	intellectual property;

-	data protection;

-	material contracts;

-	significant customers and suppliers;

-	insurance matters;

-	joint ventures;

-	compliance with anti-money laundering laws, economic sanctions laws and other similar laws and regulations;

-	compliance with the FCPA, the U.K. Bribery Act 2010 and other anti-corruption laws, as applicable;

-	inapplicability of take-over statutes;

-	absence of ownership of the other party’s stock;

-	brokers, finders or investment bankers entitled to fees or commissions in connection with the Mergers; and

-	the vessels currently used in FMCTI’s and Technip’s respective businesses.

Certain of the representations and warranties in the Business Combination Agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of the party making the representation did not have the actual knowledge after reasonable inquiry. Many of the representations and warranties in the Business Combination Agreement are qualified by a materiality or a Material Adverse Effect standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a Material Adverse Effect on the company making such representation or warranty).

Subject to certain exclusions (which are summarized below), for purposes of the Business Combination Agreement, a “Material Adverse Effect,” when used in reference to FMCTI, Technip, or, following the consummation of the transactions contemplated by the Business Combination Agreement, TechnipFMC, as applicable, means any event, change, circumstance, effect, occurrence, state of facts or development that, individually or in the aggregate with all other such effects, has a Material Adverse Effect on (i) the condition (financial or otherwise), assets, liabilities, business or results of operations of FMCTI, Technip, or, following the consummation of the transactions contemplated by the Business Combination Agreement, TechnipFMC, in each case taken as a whole, respectively, or (ii) the ability of FMCTI, Technip or TechnipFMC, respectively, to consummate the Mergers or any of the other transactions contemplated by the Business Combination

Agreement; provided, however, that none of the following, and no effect resulting from the following (to the extent attributable to the following), will constitute a Material Adverse Effect or be considered in determining whether a Material Adverse Effect has occurred or would be reasonably likely to occur:

-	any change or development in general or industry economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States, France or any other jurisdiction, except to the extent that such change or development affects FMCTI, Technip or TechnipFMC, respectively, in a disproportionate manner relative to other businesses operating in the industries in which FMCTI, Technip or TechnipFMC, respectively, operate;

-	any change or development to the extent resulting from the execution and delivery of the Business Combination Agreement or the public announcement, pendency or consummation of the Mergers or any of the other transactions contemplated by the Business Combination Agreement (in the case of execution and delivery of the Business Combination Agreement, or consummation of the Mergers or any of the other transactions contemplated by the Business Combination Agreement, other than for purposes of any representation or warranty the purpose of which is to address the consequences resulting therefrom), including stockholder litigation and the impact of such changes or developments on the relationships, contractual or otherwise, of such party or any of its subsidiaries with employees, labor unions, clients, customers, suppliers or partners;

-	any change or development to the extent resulting from any failure of FMCTI, Technip or TechnipFMC, respectively, to meet any internal or published projections, projections, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Material Adverse Effect);

-	any change, in and of itself, in the market price, credit rating (with respect to such party or its securities) or trading volume of such party’s securities (it being understood that the facts and circumstances giving rise to such change may be deemed to constitute, and may be taken into account in determining whether there has been, a Material Adverse Effect);

-	any change in applicable law or U.S. GAAP or IFRS (or, in each case, authoritative interpretation thereof), except to the extent that such change or development affects FMCTI, Technip or TechnipFMC, respectively, in a disproportionate manner relative to other businesses operating in the industries in which FMCTI, Technip or TechnipFMC, respectively, operate;

-	geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism (including cyberterrorism), or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of the MOU, except to the extent that such change or development affects FMCTI, Technip or TechnipFMC, respectively, in a disproportionate manner relative to other businesses operating in the industries in which FMCTI, Technip or TechnipFMC, respectively, operate;

-	any hurricane, tornado, flood, earthquake or other natural disaster, except to the extent that such change or development affects FMCTI, Technip or TechnipFMC, respectively, in a disproportionate manner relative to other businesses operating in (A) the geography affected by such change or development and (B) the industries in which FMCTI, Technip or TechnipFMC, respectively, operate; or

-	any change or development to the extent resulting from any action by any member of FMCTI, Technip or TechnipFMC, respectively, that is expressly required to be taken by the Business Combination Agreement, including the completion of certain preliminary transactions.

The representations and warranties of each of the parties to the Business Combination Agreement do not survive the consummation of the Mergers.

2.2.13.	Indemnification and Insurance

The Business Combination Agreement provides that, to the extent permitted by applicable law, for a period of six years from and after completion of the Mergers, TechnipFMC will indemnify and hold harmless and provide advancement of expenses to each past and present (as of completion of the Mergers) director, officer, and employee of Technip, FMCTI or any of their subsidiaries against all costs or expenses (including reasonable attorney’s fees and disbursements), judgments, inquiries, fines, losses, claims, damages or liabilities incurred by such individual in connection with any civil, criminal, administrative or investigative proceeding arising out of or pertaining to any act or omission of such director, officer or employee (i) in each case, to the same extent as such person is indemnified or has the right to advancement of expenses as of the date of the MOU by Technip, FMCTI or their subsidiaries, as applicable, pursuant to the organizational documents and indemnification agreements thereof and (ii) with respect to directors and officers, to the fullest extent permitted by applicable law, in each case for acts or omissions occurring at or prior to the completion of the Mergers.

The Business Combination Agreement further provides that, for a period of not less than six years after completion of the Mergers, the organizational documents of TechnipFMC (and any successor thereto) will contain provisions providing for the elimination of liability of directors, indemnification of officers and directors and advancement of expenses to the fullest extent permitted by applicable law. Additionally, for the benefit of Technip’s and FMCTI’s directors and officers, TechnipFMC will cause to be maintained for a period of six years after completion of the Mergers the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Technip and FMCTI (provided that TechnipFMC (or its successor) may substitute another policy with at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before completion of the Mergers; provided, however, that TechnipFMC is not required to spend more than 200% of the annual premiums currently paid by Technip or FMCTI, as applicable, for such insurance annually. Alternatively, TechnipFMC may purchase a six year “tail” prepaid policy; provided that the aggregate amount paid by TechnipFMC will not exceed 1200% of the annual premiums currently paid by Technip or FMCTI, as applicable, for their current policies of directors’ and officers’ liability insurance and fiduciary liability insurance annually.

2.2.14.	Employee Matters

Technip and FMCTI will appoint a cooperative compensation integration committee comprised of an equal number of representatives from each of Technip and FMCTI (the “Compensation Integration Committee”) to develop a compensation and benefits framework for management of TechnipFMC and its subsidiaries (the “Compensation Integration Program”), to be approved by the compensation committee of the TechnipFMC board of directors.

As part of the Compensation Integration Program, the Compensation Integration Committee will develop an equity incentive plan for the benefit of service providers of TechnipFMC, Technip and FMCTI from and after the Merger Effective Date. As soon as practicable following the Merger Effective Date, TechnipFMC will (i) file a registration statement on Form S-8 with the SEC with respect to the TechnipFMC Shares reserved under such equity incentive plan and (ii) to the extent FMCTI grants the 2017 FMCTI Stock Awards (as defined below) to its employees prior to the Merger Effective Date, grant TechnipFMC Stock Awards to Technip employees with an aggregate value and terms and conditions no less favorable than the aggregate value and terms and conditions applicable to the 2017 FMCTI Stock Awards (the “2017 Technip Stock Awards”), with the allocation of the 2017 Technip Stock Awards among Technip employees to be determined by the TechnipFMC board of directors (or an applicable committee thereof) in a manner that is consistent with the treatment of similarly situated FMCTI employees who received 2017 FMCTI Stock Awards, taking into account each such employee’s respective aggregate compensation package.

From and after the Technip Merger Effective Time and the FMCTI Merger Effective Time, TechnipFMC will honor, or cause to be honored, all contractual obligations under the specified benefit plans and labor agreements of Technip and FMCTI, respectively. For all purposes under the employee benefit plans of TechnipFMC and its subsidiaries providing benefits to any current or former employee of Technip or FMCTI or any of their respective subsidiaries after the Technip Merger Effective Time or the FMCTI Merger Effective Time, as

applicable (the “New TechnipFMC Plans”), and subject to applicable law and obligations under applicable labor agreements, each such employee will be credited with his or her years of service with Technip or FMCTI or any of their respective subsidiaries, as the case may be, before the Technip Merger Effective Time or the FMCTI Merger Effective Time, as applicable, to the same extent as such employee was entitled, before the Technip Merger Effective Time or the FMCTI Merger Effective Time, as applicable, to credit for such service under any comparable specified benefit plans and labor agreements of Technip and FMCTI, as applicable, except to the extent such credit would result in a duplication of benefits.

In addition, and without limiting the generality of the above, and subject to applicable law and obligations under applicable labor agreements: (i) each employee of Technip or FMCTI or any of their respective subsidiaries will be immediately eligible to participate, without any waiting time, in any and all New TechnipFMC Plans that are welfare benefit plans to the extent coverage under such New TechnipFMC Plan replaces coverage under a comparable benefit plan of Technip or FMCTI, as applicable, in which such employee participated immediately before the Technip Merger Effective Time or the FMCTI Merger Effective Time, as applicable (such plans, collectively, the “Old Plans”); and (ii) for purposes of each New TechnipFMC Plan that is a welfare benefit plan, TechnipFMC will cause all pre-existing condition exclusions, actively-at-work requirements, evidence of insurability and other similar limitations or requirements of such New TechnipFMC Plan to be waived for such employee (and his or her eligible dependents), and to the extent that an Old Plan is terminated and an employee becomes covered by a New TechnipFMC Plan prior to the completion of the plan year for the Old Plan, then TechnipFMC will recognize and cause any eligible co-payments, deductibles and other similar expenses incurred by such employee (and his or her eligible dependents) during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New TechnipFMC Plan begins to be taken into account under such New TechnipFMC Plan for purposes of satisfying all deductible, coinsurance, maximum out-of-pocket requirements and similar limitations applicable to such employee (and his or her eligible dependents) for the applicable plan year as if such amounts had been paid in accordance with such New TechnipFMC Plan.

Technip and FMCTI, if applicable, will comply with their respective obligations to notify and consult with the relevant employee representative bodies, works councils, unions, labor boards and relevant governmental entities in connection with the transactions contemplated by the Business Combination Agreement, as the case may be, in accordance with applicable law to the extent such notifications and consultations have not occurred pursuant to the MOU. Technip and FMCTI will work together in good faith to further inform and/or consult with, or obtain the consent or formal advice of, any labor or trade union, works council or other employee representative body as may be required or appropriate to consummate the transactions contemplated by the Business Combination Agreement.

2.2.15.	Corporate Governance Matters

Prior to the Technip Merger Effective Time, the sole stockholder of TechnipFMC will adopt the TechnipFMC Articles, to take effect as of the Technip Merger Effective Time (or prior to such time if mutually agreed by the parties). The TechnipFMC Articles will remain in effect as of the FMCTI Merger Effective Time.

Pursuant to the terms of the Business Combination Agreement, the parties will cause the TechnipFMC board of directors to consist, at the Technip Merger Effective Time, of 14 members, comprised of: (i) seven members designated by FMCTI, six of whom shall qualify as an “independent director” under applicable rules of the NYSE, and (ii) seven members designated by Technip, six of whom shall qualify as an “independent director” under applicable rules of the NYSE.

In addition, pursuant to the terms of the Business Combination Agreement, during the Initial Period, TechnipFMC board of directors shall constitute the following committees, each of which shall consist of an equal number of members of TechnipFMC board of directors designated by FMCTI and Technip, respectively, in each case subject to applicable legal and regulatory requirements: (i) the audit committee, (ii) the nominating and corporate governance committee, (iii) the compensation committee and (iv) the strategy committee. From the Technip Merger Effective Time until the expiration of the Initial Period, the compensation committee and the nominating and corporate governance committee shall be chaired by members of TechnipFMC board of directors designated by FMCTI and the audit committee and the strategy committee shall be chaired by members of TechnipFMC board of directors designated by Technip. Each committee of TechnipFMC board of directors will have an equal number of directors appointed by FMCTI and Technip.

Upon the consummation of the Mergers, Douglas J. Pferdehirt will serve as the Chief Executive Officer and a director of TechnipFMC and Thierry Pilenko will serve as the Executive Chairman of TechnipFMC board of directors.

2.2.16.	Other Covenants and Agreements

The Business Combination Agreement contains certain other covenants and agreements, including covenants relating to:

-	cooperation between the parties in the preparation and filing of the Registration Statement, this Information Document and the Admission Prospectus;

-	the convening by Technip of the Technip Stockholders’ Meetings and the convening by FMCTI of a meeting of its stockholders;

-	the appointment of eligible accounting firms to issue an expert report regarding the conditions of the Technip Merger;

-	cooperation between the parties in the preparation of the merger terms relating to the Technip Merger for approval of the Technip board of directors, TechnipFMC board of directors and the TechnipFMC stockholders and related formalities (including the application to the English Court to convene such stockholders’ meeting and satisfaction of any pre-merger requirements under U.K. and French laws, including obtaining any required pre-merger certificates);

-	the preparation and filing of the necessary documentation required to effect the Mergers with the applicable regulatory authorities in the United States, France and the United Kingdom;

-	obtaining the approval for listing of TechnipFMC Shares issuable in the Mergers on the NYSE and the admission of such shares to trading on Euronext Paris; delisting the FMCTI Shares from the NYSE and deregistering the FMCTI Shares under the Exchange Act promptly following the FMCTI Merger Effective Time; and delisting the Technip Shares from Euronext Paris following the Technip Merger Effective Time;

-	access to certain information about FMCTI and Technip during the period prior to the FMCTI Merger Effective Time;

-	press releases and public statements relating to the Business Combination Agreement or the transactions contemplated by the Business Combination Agreement;

-	the exemption under Rule 16b-3 under the Exchange Act with respect to dispositions of FMCTI securities and the acquisition of TechnipFMC Shares (including derivative securities) pursuant to the transactions contemplated by the Business Combination Agreement by officers or directors of FMCTI or TechnipFMC;

-	the issuance of TechnipFMC Shares and the TechnipFMC Stock Awards in respect of the Mergers;

-	serving valid notices of, and convening, general meetings of the holders of the outstanding debt of Technip in order that such holders may validly deliberate and vote on the Technip Merger pursuant to and in accordance with French law;

-	the formation of certain transaction entities and consummation of certain preliminary transactions;

-	obtaining all necessary waivers or consents, or refinancing, renewing or replacing, contracts relating to indebtedness that becomes or may become due and payable as a result of the Mergers;

-	the obligation, subject to certain exceptions described below in the section entitled “—Expenses and Termination Fees,” of each party to pay the fees and expenses incurred by such party in connection with the Mergers;

-	the request for the French Tax Ruling and the application for written confirmations in relation to U.K. stamp duty or stamp duty reserve tax that any relevant clearance system reasonably requests in connection with the issuance, delivery and/or future trading of TechnipFMC Shares and confirmation from HMRC which may be sought that the Technip Merger Order is not subject to U.K. stamp duty; and

-	obtaining clearance from CFIUS and MINEFI.

2.2.17.	Termination

The Business Combination Agreement may be terminated at any time prior to the Technip Merger Effective Time, whether before or after receipt of the FMCTI Requisite Vote or Technip Requisite Vote, as follows:

-	by the mutual written consent of Technip and FMCTI;

-	by either FMCTI or Technip, if the Mergers are not consummated on or before the Termination Date; provided, however, that each party shall have the right to extend such date to November 18, 2017 if the only conditions that have not been satisfied or waived are one or more of the mutual conditions to closing set forth in the first set of bullet points under “—Conditions to the Technip Merger and the Mergers” above; provided, further, that neither party may exercise their right to terminate the Business Combination Agreement under either scenario above if it is such party’s failure to perform or comply with a covenant or obligation under the Business Combination Agreement, or whose breach of any of its representations and warranties contained in the Business Combination Agreement, is the primary cause of, or primarily resulted in, the failure of any such closing condition to be satisfied;

-	by either FMCTI or Technip, if either the Technip Requisite Vote or FMCTI Requisite Vote is not obtained upon the votes taken on the matters at the FMCTI Special Meeting and the Technip Stockholders’ Meetings and any adjournments or postponements thereof;

-	by either FMCTI or Technip, if any governmental entity that must grant a regulatory approval required under the Business Combination Agreement has denied such grant in writing and such denial has become final, binding and non-appealable, or any order permanently restraining, enjoining or otherwise prohibiting consummation of the Mergers shall become final and non-appealable; provided, that the right to terminate the Business Combination Agreement pursuant to this section may not be exercised by any party whose failure to perform or comply with any covenant or obligation under the Business Combination Agreement, or whose breach of any of its representations and warranties contained in the Business Combination Agreement, has been the primary cause of, or primarily resulted in, the failure of any such closing condition to be satisfied on or before the Termination Date;

-	by either FMCTI or Technip, if any governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law (other than any law addressed in the immediately preceding clause) which is in effect and permanently prohibits or makes illegal the consummation of the transactions contemplated by the Business Combination Agreement (including either Merger) in accordance with its terms;

-	by either FMCTI or Technip, if either (1) FMCTI has not received from Latham & Watkins LLP, counsel to FMCTI, or (2) Technip has not received from Davis Polk & Wardwell LLP, counsel to Technip, in each case, an opinion, dated as of the Merger Effective Date, to the effect that Section 7874, the regulations promulgated thereunder, or official interpretation thereof as set forth in published guidance by the IRS should not apply in such a manner so as to cause TechnipFMC to be treated as a “domestic corporation” for U.S. federal income tax purposes pursuant to Section 7874(b) from and after the Merger Effective Date as a result of the transactions contemplated hereby;

-	by FMCTI, at any time prior to the receipt of the Technip Requisite Vote, if (i) the Technip board of directors shall have effected a Technip Change in Recommendation (whether or not in compliance with the relevant provisions of the Business Combination Agreement) or (ii) Technip shall have materially breached its obligations relating to Acquisition Proposals under the Business Combination Agreement;

-	by FMCTI, at any time prior to the Technip Merger Effective Time, if (i)(A) Technip shall have failed to perform or comply with, in all material respects, all obligations required to be performed or complied with by it under the Business Combination Agreement prior to the Technip Merger Effective Time, or (B) any of the representations or warranties of Technip contained in the Business Combination Agreement fails to be true and correct (which failure would give rise to (or, if discovered prior to the Closing, would have given rise to) the failure of the applicable closing conditions set forth above) and (ii) any such failure is not reasonably capable of being cured by Technip by the Termination Date or is not cured by Technip within 45 days (and in any event prior to the Technip Merger Effective Time) after receiving written notice from FMCTI; provided, that the right to terminate the Business Combination Agreement pursuant to this section may not be exercised by FMCTI if FMCTI is then in material breach of the Business Combination Agreement;

-	by Technip, at any time prior to the receipt of the FMCTI Requisite Vote, if (i) the FMCTI board of directors shall have effected an FMCTI Change in Recommendation (whether or not in compliance with the relevant provisions of the Business Combination Agreement) or (ii) FMCTI shall have materially breached its obligations relating to Acquisition Proposals under the Business Combination Agreement; or

-	by Technip, at any time prior to the FMCTI Merger Effective Time, if (i)(A) FMCTI or TechnipFMC shall have failed to perform or comply with, in all material respects, all obligations required to be performed or complied with by it under the Business Combination Agreement prior to the FMCTI Merger Effective Time, or (B) any of the representations or warranties of FMCTI contained in the Business Combination Agreement fails to be true and correct (which failure would give rise to (or, if discovered prior to the Closing, would have given rise to) the failure of the applicable closing conditions set forth above) and (ii) any such failure is not reasonably capable of being cured by FMCTI or TechnipFMC by the Termination Date or is not cured by FMCTI or TechnipFMC within 45 days (and in any event prior to the FMCTI Merger Effective Time) after receiving written notice from Technip; provided, that the right to terminate the Business Combination Agreement pursuant to this section may not be exercised by Technip if Technip is then in material breach of the Business Combination Agreement.

In the event the Business Combination Agreement is terminated by either FMCTI or Technip, the Business Combination Agreement will become void and, subject to the consent of the English Court in respect of the Technip Merger Order to the extent made at the time of such termination, have no effect and there will be no liability or obligation on the part of FMCTI, Technip, TechnipFMC or TechnipFMC US Merger Sub, LLC or any of their respective subsidiaries, officers or directors, in each case, except with respect to certain obligations to pay certain expenses and terminations fees provided for under the Business Combination Agreement, as described in the section entitled “—Expenses and Terminations Fees” below. Notwithstanding the foregoing, the termination of the Business Combination Agreement will not relieve any party from liability for any fraud or willful and material breach of any of its representations, warranties, covenants or agreements set forth in the Business Combination Agreement. In the event of any such termination, the parties will cooperate with each other in connection with the withdrawal of any applications to, or termination of proceedings before, any organization in connection with the transactions contemplated by the Business Combination Agreement, including the English Court in the event that the Technip Merger Order has been issued as the English Court would be required to consent to the termination or amendment of the Technip Merger Order in such circumstances (see the section entitled “Risk Factors —Risk Factors Related to the Mergers—The Mergers will not be consummated until at least 21 days following the making of the Technip Merger Order and each of the parties will have limited rights to terminate the Business Combination Agreement during such period” of this Information Document).

2.3.	Legal Aspects of the Technip Merger and of the Mergers

2.3.1.	Summary of the Mergers

On May 19, 2016, FMCTI and Technip announced their intention to create a new global leader in Subsea, Surface and Onshore/Offshore systems and services to the oil and gas industry with the capacity to redefine the production of oil and gas through continued growth and innovation. The announcement was made after the parties entered into the MOU. The MOU provided that, subject to completion of certain employee consultation procedures required under applicable law and certain other customary conditions, the parties to the MOU would enter into the Business Combination Agreement, providing for a business combination among FMCTI, Technip and TechnipFMC. Following completion of the employee consultation procedures on June 14, 2016, FMCTI, Technip and TechnipFMC entered into the Business Combination Agreement.

Pursuant to the Business Combination Agreement Technip and FMCTI will combine their business and operate under TechnipFMC, a new holding company incorporated under the laws of England and Wales. Subject to the terms and conditions of the Business Combination Agreement, this business combination will be effected in two steps:

1.	Technip will merge with and into TechnipFMC in a cross-border merger within the meaning of the Directive 2005/56/EC of the European Parliament and of the Council of October 26, 2005 on cross-border mergers of limited liability companies (the “E.U. Cross-Border Merger Directive”), pursuant to which, following the Technip Merger Effective Time, the independent existence of Technip will cease, with TechnipFMC surviving as the continuing entity, and pursuant to which each issued and outstanding Technip Share, other than Technip Excluded Shares (as defined below), will be exchanged for 2.00 TechnipFMC Shares; and

2.	immediately following the Technip Merger Effective Time, TechnipFMC US Merger Sub, LLC, a Delaware limited liability company that will be a wholly owned indirect subsidiary of TechnipFMC by the time the Technip Merger Effective Time occurs will be merged with and into FMCTI, with FMCTI surviving as a wholly owned indirect subsidiary of TechnipFMC, pursuant to which each issued and outstanding FMCTI Share, other than FMCTI Excluded Shares (as defined below), will be exchanged for 1.00 TechnipFMC Share.

Subject to the terms and conditions of the Business Combination Agreement, at the Technip Merger Effective Time each Technip Share, other than Technip Shares held in the treasury of Technip or owned by Technip or its direct or indirect wholly owned subsidiaries (the “Technip Excluded Shares”), will be exchanged for 2.00 TechnipFMC Shares (the “Technip Exchange Ratio”).

Subject to the terms and conditions of the Business Combination Agreement, at the FMCTI Merger Effective Time each FMCTI Share, other than FMCTI Shares held in the treasury of FMCTI or owned by TechnipFMC, TechnipFMC US Merger Sub, LLC or any direct or indirect wholly owned subsidiaries of FMCTI, but not including any FMCTI Shares that are held in a grantor trust for the benefit of FMCTI service providers (the “FMCTI Excluded Shares”), will be exchanged for 1.00 TechnipFMC Share (the “FMCTI Exchange Ratio”).

Based on the respective capitalization of Technip and FMCTI as of the date the parties entered into the MOU, immediately following consummation of the Mergers, it is expected that former Technip stockholders will own approximately 50.9% of TechnipFMC and former FMCTI stockholders will own approximately 49.1% of TechnipFMC, on a fully diluted basis.

Following completion of the Mergers, Technip Shares will be delisted from Euronext Paris and FMCTI Shares will be delisted from the NYSE and deregistered under the Exchange Act. TechnipFMC will apply to list the TechnipFMC Shares to be issued in the Mergers on Euronext Paris and the NYSE.

The issued nominal value of the ordinary share capital of TechnipFMC is expected to be, after the Mergers and immediately following the start of trading on the NYSE and Euronext Paris, equal to $468,532,945, divided into 468,532,945 TechnipFMC Shares with a nominal value of one U.S. dollar ($1.00) per share.

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a)	Date of the Technip Merger Agreement

The cross-border merger terms, setting out the terms and conditions for the Technip Merger (the “Technip Merger Agreement”) was entered into on October 4, 2016 between TechnipFMC and Technip.

b)	Date of the Financial Statements Used to determine the Value of the Transferred Assets

The net book value of the assets and liabilities to be legally transferred by Technip to TechnipFMC in the context of the Technip Merger was determined on the basis of the Estimated Technip Balance Sheet.

c)	Conditions to the Technip Merger and the Mergers

The obligations of the parties to consummate the Mergers, including the obligation of the parties to appear before the English Court to obtain the Technip Merger Order, are subject to the satisfaction or waiver by the parties of the following conditions at or prior to the making of the Closing Date:

-	the approval and adoption of the FMCTI Merger by the holders of a majority of the outstanding FMCTI Shares shall have been obtained at the FMCTI special meeting;

-	the removal of the double voting rights attached to the Technip Shares continuously held in registered form by the same shareholder for a minimum of two years by a vote of the holders of at least two-thirds of the voting rights attached to the Technip Shares carrying double voting rights present at a special meeting of their holders in which at least one-third of the Technip Shares carrying double voting rights are represented;

-	the approval of the Technip Merger by a vote of the holders of at least two-thirds of the voting rights attached to the Technip Shares present at of the Technip Extraordinary Stockholders’ Meeting in which at least twenty-five percent (25%) of the Technip Shares are represented shall have been obtained at the Technip Extraordinary Stockholders’ Meeting;

-	the authorization of the TechnipFMC Shares issuable in the Mergers for listing on the NYSE and Euronext Paris, subject to official notice of issuance, and the absence of any indication in writing from any governmental entity or self-regulatory organization that the TechnipFMC Shares will not be admitted to listing on the NYSE and Euronext Paris;

-	no governmental entity of competent jurisdiction has enacted, issued, promulgated, enforced or entered any law which is in effect and prohibits or makes illegal consummation of the transactions contemplated by the Business Combination Agreement in accordance with its terms;

-	the Registration Statement shall have been declared effective by the SEC under the Securities Act and has not be the subject of any stop order which is in effect suspending the effectiveness of the Registration Statement or any proceedings for that purpose;

-	all necessary approvals and consents of the competent regulator in the United Kingdom and/or France with respect to the Admission Prospectus have been obtained, and a “passport visa” with respect thereto shall have been granted by the relevant jurisdictions of the European Economic Area;

-	certain competition approvals designated by the parties have been obtained or any waiting periods thereunder have expired or been terminated;

-	all actions necessary to cause each of the Mergers to become effective (other than such actions that by their nature are to be taken at or after the Merger Effective Date) have been taken by the parties;

-	the 30-day objection period for Technip’s creditors in France has been completed;

-	all required pre-merger certificates have been issued;

-	certain preliminary transactions have been completed; and

-	clearances from each of CFIUS and MINEFI have been obtained.

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FMCTI and Technip received early termination of the waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) on June 24, 2016, which concluded the U.S. antitrust review. The U.S. Committee on Foreign Investment in the United States (“CFIUS”) determined on October 7, 2016 that there are no unresolved national security concerns with respect to the Mergers, and has concluded all actions under Section 721 of the Defense Protection Act of 1950 (as amended, the “DPA”) with respect to the Mergers. The Mergers have been authorized on October 24, 2016 by the MINEFI pursuant to articles L. 151-3 R. 153-3 et seq. of the French Monetary and Financial Code relating to foreign investments in France. FMCTI and Technip have also received unconditional clearances from the competition authorities in India, Russia, Turkey and Mexico. FMCTI and Technip have completed, or will complete, the filing of applications and notifications to obtain the other required regulatory approvals.

The obligations of TechnipFMC and FMCTI to consummate the Mergers, including the obligations of TechnipFMC to appear before the English Court to obtain the Technip Merger Order, are subject to the satisfaction or waiver by TechnipFMC and FMCTI of each of the following additional conditions at or prior to the Closing Date:

-	certain representations and warranties of Technip set forth in the Business Combination Agreement relating to the amount, authorization and ownership of the share capital of Technip shall be true and correct (except for de minimis inaccuracies) as of the date of the MOU and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date);

-	certain representations and warranties of Technip set forth in the Business Combination Agreement relating to organization, good standing and qualification, corporate authority and brokers shall be true and correct in all material respects as of the date of the MOU and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date);

-	each of the other representations and warranties of Technip set forth in the Business Combination Agreement shall be true and correct (disregarding all qualifications or limitations as to “material,” “Material Adverse Effect” (as defined in the section entitled “The Business Combination Agreement—Representations and Warranties” of this Information Document) and words of similar import set forth therein) as of the date of the MOU and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except, for purposes of this condition, where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (disregarding clause (b) of the definition of “Material Adverse Effect”) on Technip or, following the consummation of the transactions contemplated by the Business Combination Agreement, TechnipFMC;

-	Technip shall, in all material respects, have performed and complied with all obligations required to be performed or complied with by it under the MOU and the Business Combination Agreement;

-	at any time after the date of the MOU there shall not have occurred and be continuing any effect that, individually or in the aggregate (i) has had or would reasonably be expected to have a Material Adverse Effect on Technip or (ii) has had or would reasonably be expected to have a Material Adverse Effect on TechnipFMC following the FMCTI Merger Effective Time; provided, however, for purposes of clause (ii), no effect resulting from FMCTI or any of its subsidiaries or joint ventures (to the extent attributable to FMCTI or any of its subsidiaries or joint ventures) shall be considered in determining whether a Material Adverse Effect on TechnipFMC has occurred or would be reasonably likely to occur and, provided, further, for purposes of this condition, clause (b) of the definition of Material Adverse Effect shall not be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur; and

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-	FMCTI shall have received a certificate dated as of the Closing Date executed by a duly authorized officer of Technip as to the satisfaction of the conditions set forth above.

The obligations of Technip to consummate the Mergers, including the obligations of Technip to appear before the English Court to obtain the Technip Merger Order are subject to the satisfaction or waiver by Technip of the following additional conditions at or prior to the Closing Date:

-	certain representations and warranties of FMCTI relating to business activities of TechnipFMC and certain transactions entities and the amount, authorization and ownership of the share capital of FMCTI and TechnipFMC shall be true and correct (except for de minimis inaccuracies) as of the date of the MOU and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date);

-	certain representations and warranties of FMCTI relating to organization, good standing and qualification, due authorization of the share capital of TechnipFMC, corporate authority and brokers shall be true and correct in all material respects as of the date of the MOU and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date);

-	each of the other representations and warranties of FMCTI and TechnipFMC set forth in the Business Combination Agreement shall be true and correct (disregarding all qualifications or limitations as to “material,” “Material Adverse Effect” and words of similar import set forth therein) as of the date of the MOU and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except, for purposes of this condition, where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (disregarding, for purposes of this condition, clause (b) of the definition of “Material Adverse Effect”) on FMCTI or, following the consummation of the transactions contemplated by the Business Combination Agreement, TechnipFMC;

-	FMCTI and TechnipFMC shall, in all material respects, have performed and complied with all obligations required to be performed or complied with by them under the MOU and the Business Combination Agreement;

-	at any time after the date of the MOU there shall not have occurred and be continuing any effect that, individually or in the aggregate, (i) has had or would reasonably be expected to have a Material Adverse Effect on FMCTI or (ii) has had or would reasonably be expected to have a Material Adverse Effect on TechnipFMC following the FMCTI Merger Effective Time; provided, however, for purposes of this clause (ii), no effect resulting from Technip or any of its subsidiaries or joint ventures (to the extent attributable to Technip or any of its subsidiaries or joint ventures) shall be considered in determining whether a Material Adverse Effect on TechnipFMC has occurred or would be reasonably likely to occur and, provided, further, for purposes of this condition, clause (b) of the definition of Material Adverse Effect shall not be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur;

-	Technip shall have received a certificate dated as of the Closing Date executed by duly authorized officers of FMCTI and TechnipFMC as to the satisfaction of the conditions set forth above; and

-	Technip shall have received the opinion of Darrois Villey Maillot Brochier A.A.R.P.I. as of the Closing Date to the effect that the Technip Merger will qualify for the intended French tax treatment contemplated by the Business Combination Agreement. Absent delivery of the French Tax Ruling to ensure that the Technip Merger benefits from the favorable corporate income tax merger regime set

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forth in Article 210-A of the French Tax Code, Darrois Villey Maillot Brochier A.A.R.P.I. will not provide any opinion on the application of Article 210-A of the French Tax Code.

d)	Technip Merger Effective Time

Pursuant to article L. 236-31 of the French Commercial Code and Regulation 16 and 17 of the UK Regulations and subject to the satisfaction or (to the extent allowed) waiver, in whole or in part, of the conditions precedent to the Technip Merger, the Technip Merger will become effective at the Technip Merger Effective Time.

e)	Effective Date for Accounting and French Tax Purposes

The effective date of the Technip Merger for accounting purposes is the Technip Merger Effective Time. TechnipFMC has elected to report under IFRS according to which the Technip Merger is to be accounted for as if Technip was the transferee company so that the IFRS individual accounts of TechnipFMC will reflect the results of Technip preceding Technip Merger Effective Time as if TechnipFMC’s IFRS individual accounts were a continuation of Technip’s individual accounts. Accordingly, the assets and liabilities, revenues and expenses of Technip will be recorded in the individual accounts of TechnipFMC at their historical carrying amounts in the individual accounts of Technip prepared in accordance with IFRS since TechnipFMC is the continuation of Technip for accounting purposes. As required by IFRS, comparative financial information will be presented and as a consequence, the assets and liabilities, revenues and expenses of Technip will be recorded as from the opening date of the earliest comparative period presented in the first individual accounts of TechnipFMC prepared following the completion of the Technip Merger (such opening date being 1 January 2016 assuming (i) the Technip Merger Effective Time is in 2017 and (ii) TechnipFMC chooses to draw-up only one year of comparative financial information which is the minimum comparative information required to comply with IFRS).

The book value of the net assets of Technip will be recorded in TechnipFMC’s individual accounts and translated into the presentation currency of TechnipFMC, being in U.S. dollars.

For French tax purposes, TechnipFMC and Technip intend to give the Technip Merger a retroactive effect as from 1 January 2017. As a consequence, all transactions conducted by Technip from that date will be considered for French income tax purposes as having been conducted by TechnipFMC and will be reported as such.

f)	Date of the Meetings of the Boards of Directors of Technip and TechnipFMC Having Approved the Technip Merger Agreement

The Technip Merger Agreement was approved and its execution was authorized by Technip’s board of directors on October 4, 2016 and TechnipFMC’s sole director on September 27, 2016.

g)	Date of Filing of the Technip Merger Agreement

The Technip Merger Agreement was filed with the Paris Company and Commercial Register on October 5, 2016 and filed with the Registrar of Companies of England and Wales on October 5, 2016.

h)	Tax Treatment of the Technip Merger

French Corporate Income Tax

Technip and TechnipFMC intend the Technip Merger to have, for French corporate income tax purposes, a retroactive effect as from 1 January 2017. They commit to report all and any transactions conducted by Technip from that date as being carried out, for French income tax purposes, by TechnipFMC.

Subject to issuance of the French Tax Ruling, the Technip Merger is placed under the preferential tax regime set out at article 210 A of the French General Tax Code, TechnipFMC to this end making all of the undertakings described under such article.

French Registration Duties

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The Merger is subject in France to a fixed registration duty of 500 euros in accordance with the provisions of Article 816 of the French General Tax Code.

Value-added Tax (“VAT”)

For VAT purposes, TechnipFMC will be treated as continuing the person of Technip in accordance with article 257 bis of the French tax code and will, as a result, succeed to the rights and obligations of Technip.

Technip will transfer to TechnipFMC any VAT credit available at the Technip Merger Effective Date.

By virtue of article 257 bis of the French tax code and articles 19 and 29 of EC Council Directive 2006/112 on the common system of value added tax, deliveries of goods and services in the event of a transfer of a totality of assets, including by means of a merger, are not subject to VAT.

Besides, the French permanent establishment of TechnipFMC will, as the case may be, subject to VAT any future disposal of investment movable assets (biens mobiliers d’investissement) and newly produced goods (marchandises neuves) transferred in the Technip Merger and, as the case may be, effect the adjustments provided for by article 207 of Appendix II to the French tax code, that would have been due had Technip continued to use the transferred goods.

In accordance with article 287-5(c) of the French tax code, TechnipFMC and Technip will indicate the total amount excluding VAT of the transfer on the VAT return that will be filed in respect of the period comprising the Technip Merger Effective Date. Said amount will be reported on line “Other non-taxable transactions”.

Other taxes

With respect to all other taxes, imposts, duties or other charges of any nature whatsoever, TechnipFMC will succeed to the rights and obligations of Technip.

2.3.2.	Supervision of the Technip Merger

a)	Dates of the general meetings called to approve the Technip Merger

The date of the extraordinary general meetings of Technip and TechnipFMC called to approve the Technip Merger and the Technip Merger Agreement has been set at December 5, 2016.

The date of the special meeting of the Technip stockholders entitled to double voting rights to approve the removal of double voting rights (such removal being a condition to the Mergers) has been set at December 5, 2016.

b)	Merger Appraisers

In accordance with the provisions of articles L. 236-25, L. 236-10 and L. 225-147 of the French Commercial Code, and further to a joint petition filed by Technip and TechnipFMC, Mr. Olivier Peronnet from the firm Finexsi (14, rue de Bassano, 75116 Paris), and Mr. Didier Kling, from the firm Didier Kling & Associés (28, avenue Hoche, 75008 Paris), represented by Mr. Didier Kling, were appointed by an order issued by the President of the Paris commercial court dated July 26, 2016 as the merger appraisers (the “Merger Appraisers”).

The mission of the Merger Appraisers is in particular to:

-	assess the consideration for the Technip Merger and the fairness of the Technip Exchange Ratio; and

-	assess the value of the contributions in kind made by Technip to TechnipFMC as part of the Technip Merger.

The reports from the Merger Appraisers dated October 5, 2016, attached as Annex 10 to this Information Document, have been made available to the shareholders of Technip and FMCTI in accordance with applicable law and regulations.

c)	Experts Appointed by the Commercial Court

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Not applicable.

d)	Special Assignment Entrusted by the AMF to the Statutory Auditors

Not applicable.

2.3.3.	Consideration for the contributions in kind made by Technip to TechnipFMC

a)	Increase of TechnipFMC’s share capital

At the Technip Merger Effective Time and by virtue of the Technip Merger, all outstanding Technip Shares held immediately prior to the Technip Merger Effective Time (the “Technip Merger Record Time”) will be cancelled by operation of law and, in exchange thereof, TechnipFMC will allot and issue TechnipFMC Shares credited as fully paid to the relevant centralized clearing system or settlement system to the benefit of Technip Shareholders, on the basis of the Technip Exchange Ratio.

No TechnipFMC Shares will be issued in respect of the Technip Excluded Shares.

b)	Vesting Date

The TechnipFMC Shares issued to the Technip stockholders will rank pari passu in all respects with all other TechnipFMC Shares issued on the Technip Merger Effective Time notably to FMCTI stockholders as part of the FMCTI Merger, including, where the record date for determining entitlements is on or after the Technip Merger Effective Time, the right to all dividends and other distributions (if any) declared, made or paid by TechnipFMC on TechnipFMC Shares. No special rights or conditions will affect this entitlement of the TechnipFMC Shares (or the holders thereof) in respect of dividends or distributions declared, made or paid on the ordinary share capital of TechnipFMC where the record date for determining the entitlement to such dividends or distributions is on or after the Technip Merger Effective Time. As from the Technip Merger Effective Time, the holding of the TechnipFMC Shares will entitle the holders to participate in profits.

c)	First Trading Date and Listing Date

All TechnipFMC Shares will be freely transferable as from the Effective Times of the Mergers.

Admission of all the shares to comprise the share capital of TechnipFMC immediately following the completion of the Mergers on Euronext Paris will be requested. The conditions for listing TechnipFMC Shares will be set by Euronext Paris in a notice to be released no later than on the first day of trading such shares.

In addition, TechnipFMC will apply for listing of the TechnipFMC Shares on the NYSE.

It is intended that, upon the open of business on the first trading day after the Technip Merger Effective Time, TechnipFMC Shares will be traded on the listing line “FTI”.

2.3.4.	Consequences of the Technip Merger for Beneficiaries of Technip Stock Options and Technip Equity Rights

a)	Stock Options

As of the date of this Information Document, Technip has eleven (11) outstanding stock option plans in place (together, the “Technip Stock Option Plans”), pursuant to which as of September 30, 2016, 2,216,749 options remain outstanding (1,163,687 of which are currently exercisable) under the terms and conditions set out in said plans (any such option, a “Technip Stock Option”).

Each Technip Stock Option, whether vested or unvested, that is outstanding immediately prior to the Technip Merger Effective Time, shall cease to represent a right to acquire Technip Shares and shall be converted, at the Technip Merger Effective Time, into an option to subscribe for or purchase shares of TechnipFMC (any such

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option, a “TechnipFMC Stock Option”), on the same terms and conditions as were applicable to such Technip Stock Options at the Merger Record Time, subject to the following adjustments:

-	the number of TechnipFMC Shares subject to each such TechnipFMC Stock Option will be equal to the product of (i) the number of Technip Shares subject to such Technip Stock Option immediately prior to the Technip Merger Effective Time and (ii) the Technip Exchange Ratio; and

-	each such TechnipFMC Stock Option shall have an exercise price per share (rounded up to the nearest whole cent) equal to (x) the exercise price per Technip Share of such Technip Stock Option immediately prior to the Technip Merger Effective Time divided by (y) the Technip Exchange Ratio; provided, however, that the exercise price and the number of TechnipFMC Shares subject to TechnipFMC Stock Option will be determined in a manner consistent with the requirements of Section 409A of the IRC, as amended to the extent applicable.

-	In order to facilitate the conversion of the Technip Stock Options, the exercise of those Technip Stock Options will be suspended in advance of the Technip Merger, for a maximum period of three months.

b)	Technip Equity Rights

As of the date of this Information Document, Technip has four (4) outstanding performance share plans in place (collectively, the “Technip Performance Stock Plans” and, together with the Technip Stock Option Plans, the “Technip Stock Plans”), pursuant to which, as of September 30, 2016, 1,391,031 Technip Shares were issuable or deliverable upon vesting, under the terms and conditions set out in said plans (any such award a “Technip Equity Right”, and such Technip Equity Rights together with Technip Stock Options, the “Technip Stock Awards”).

Each Technip Equity Right that is outstanding immediately prior to the Technip Merger Effective Time will cease to relate to or represent a right to receive Technip Shares and shall be converted, at the Technip Merger Effective Time, into a right relating to or to receive TechnipFMC Shares (any such equity right, a “TechnipFMC Equity Right”, and such TechnipFMC Equity Rights together with TechnipFMC Stock Options, the “TechnipFMC Stock Awards”) of the same type and on the same terms and conditions (including any minimum vesting and/or holding period with respect to the shares delivered upon vesting of such awards) as were applicable to the corresponding Technip Equity Right at the Merger Record Time, subject to the following adjustments: the number of TechnipFMC Shares covered by each such TechnipFMC Equity Right will be equal to the product of (A) the number of Technip Shares subject to such Technip Equity Right immediately prior to a the Technip Merger Effective Time and (B) the Technip Exchange Ratio. Any minimum holding period applicable to Technip Shares delivered upon the vesting of Technip Equity Rights prior to the Technip Merger Effective Time shall continue for the same duration with respect to TechnipFMC Shares for which such Technip Shares are exchanged, to the extent required by applicable law.

Any minimum holding period applicable to Technip Shares delivered upon the vesting of Technip Equity Rights prior to the Technip Merger Effective Time shall continue for the same duration with respect to TechnipFMC Shares for which such Technip Shares are exchanged, to the extent required by applicable law.

Performance Conditions

To the extent any Technip Stock Award is, immediately prior to the Technip Merger Effective Time, subject to any performance-based vesting or other performance conditions, Technip’s board of directors, or an applicable committee thereof, may, prior to the Technip Merger Effective Time and in consultation with FMCTI, make such equitable adjustments, if any, to the applicable vesting terms, performance goals or conditions relating to Technip Stock Awards, as Technip’s board of directors (or such committee, as applicable) may determine to be necessary or appropriate as a result of the consummation of the Mergers, which equitable adjustments will take effect upon and be subject to the consummation of the Mergers; provided, that the consent of FMCTI is required for any such adjustments that would reasonably be expected to (i) result in material taxes (including social charges) being imposed on Technip and its subsidiaries, taken as a whole, (ii) accelerate delivery of unrestricted Technip Shares, if such acceleration would be prohibited by applicable law or (iii) adversely impact the ability of

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counsel for either of Technip or FMCTI to render an opinion to the effect that Section 7874, the regulations promulgated thereunder, or official interpretation thereof as set forth in published guidance by the IRS should not apply in such a manner so as to cause TechnipFMC to be treated as a “domestic corporation” for U.S. federal income tax purposes pursuant to Section 7874(b) from and after the Merger Effective Date as a result of the transactions contemplated by the Business Combination Agreement (the “Tax Opinions”). Any such adjustments will be made in accordance with the terms and conditions of the applicable Technip Stock Plans and the award agreements.

As soon as practicable after the Technip Merger Effective Time, TechnipFMC will deliver to the holders of Technip Stock Awards appropriate notices setting forth such holders’ rights pursuant to the respective Technip Stock Awards and stating that such Technip Stock Awards and the agreements relating thereto have been assumed by TechnipFMC and will continue in effect on the same terms and conditions (subject to the adjustments described above and any adjustments required by applicable law).

Prior to the Technip Merger Effective Time, Technip will take all necessary actions for the treatment of Technip Stock Awards; provided that such actions will expressly be conditioned upon the consummation of the Mergers and the other transactions contemplated by the Business Combination Agreement and shall be of no effect if the Business Combination Agreement is terminated. TechnipFMC will be authorized to issue a number of TechnipFMC Shares at least equal to the number of TechnipFMC Shares that will be subject to TechnipFMC Stock Awards as a result of the actions contemplated for the treatment of Technip Stock Awards.

2.3.5.	Expenses

The amount of the expenses incurred in connection with the Mergers and the Admission, including the fees and expenses of financial advisors, lawyers, accountants, and communication consultants, is estimated at approximately $174 million.

2.4.	Recording of the Legally Transferred Assets and Liabilities

2.4.1.	Designation and Value of the Legally Transferred Assets and Liabilities

On the Technip Merger Effective Time, all of the assets and liabilities (including all property and rights) of Technip shall be legally transferred to TechnipFMC.

The final net book value of the assets and liabilities legally transferred to TechnipFMC and, as a consequence, the resulting net asset value contributed, will be determined based on the final accounts of Technip as of the Technip Merger Effective Time, which will be approved by the board of directors of TechnipFMC within three months after the Effective Times of the Mergers. The Definitive Technip Accounts will be prepared in accordance with French GAAP.

From an accounting perspective, there is no transfer to TechnipFMC of the assets and liabilities of Technip. On the contrary, from an accounting perspective, the assets and liabilities of TechnipFMC will be transferred to Technip since the accounting under IFRS for the Technip Merger reverses the legal transaction and therefore the individual accounts of TechnipFMC will reflect the historical carrying values determined in accordance with IFRS of Technip’s assets and liabilities.

The description of the assets and liabilities to be legally transferred to TechnipFMC as a result of the Technip Merger set out below is included for information purposes only and based solely on the Technip individual accounts. This description is not exhaustive as the Technip Merger will result in a transfer by universal succession of title to all the assets and liabilities of Technip to TechnipFMC as of the Technip Merger Effective Time.

a)	Legally Transferred Assets (values at 31 December 2015 and estimated values at the Technip Merger Effective Time)

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The assets of Technip will be legally transferred to TechnipFMC on the Technip Merger Effective Time for the value ascribed to them in the Definitive Technip Accounts.

Based on the Technip Accounts (as at 31 December 2015)

For information purposes only, the legally transferred assets of Technip (i) had the book values set out in below in the Technip Accounts

In millions of Euro	As of 31 December 2015
Intangible Assets	1.2
Financial Assets	5,292.8
Total Fixed Assets	5,294.0
Trade Receivables	172.7
Other Current Receivables	61.6
Marketable Securities	1.3
Cash and Cash Equivalents	2.9
Total Current Assets, Cash and Cash Equivalents	238.5
Accrued Assets	7.3
Redemption Premiums on Bonds	10.9
Unrealised Exchange Losses	6.2
Total Assets	5,556.9

Based on the Estimated Technip Balance Sheet (as at the Technip Merger Effective Time)

For information purposes only, the legally transferred assets of Technip are forecast to have the book values set out below on the basis of the Estimated Technip Balance Sheet.

In millions of Euro	At Technip Merger Effective Date
Intangible Assets	1.2
Financial Assets	5,355.7
Total Fixed Assets	5,356.9
Trade Receivables	243.8
Other Current Receivables	132.8
Marketable Securities	0.9
Cash and Cash Equivalents	0.8
Total Current Assets, Cash and Cash Equivalents	378.3
Accrued Assets	4.3
Redemption Premiums on Bonds	2.6
Unrealised Exchange Losses	10.1
Total Assets	5,752.2

b)	Legally Transferred Liabilities (values at 31 December 2015 and estimated values at the Technip Merger Effective Time)

The liabilities of Technip will be legally transferred to TechnipFMC on the Technip Merger Effective Time for the value ascribed to them in the Definitive Technip Accounts.

Based on the Technip Accounts (as at 31 December 2015)

For information purposes only, the legally transferred liabilities of Technip had the book values set out in below in the Technip Accounts

In millions of Euro	As of 31 December 2015
Issued Capital	90.8
Share Capital Premiums	2,269.4
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Reserves	169.6
Retained Earnings	492.3
Net Income	5.2
Total Shareholders’ Equity	3,027.3
Provisions for Risks	72.2
Provisions for Charges	6.3
Total Provisions for Risks and Charges	78.5
Bonds	1,927.6
Bank Borrowings and Credit Lines	17.4
Financial Debts towards Group Companies	337.7
Accounts Payables and Other Liabilities	110.8
Total Liabilities	2,393.5
Unrealised Exchange Gains	57.6
Total Equity and Liabilities	5,556.9

Based on the Estimated Technip Balance Sheet (as at the Technip Merger Effective Time)

For information purposes only, the legally transferred liabilities of Technip are forecast to have the book values set out below on the basis of the Estimated Technip Balance Sheet.

In millions of Euro	At Technip Merger Effective Date
Issued Capital	93.3
Share Capital Premiums	2,409.6
Reserves	169.6
Retained Earnings	254.7
Net Income	30.8
Total Shareholders’ Equity	2,958.0
Provisions for Risks	23.5
Provisions for Charges	6.8
Total Provisions for Risks and Charges	30.3
Bonds	1,827.6
Bank Borrowings and Credit Lines	25.1
Financial Debts towards Group Companies	753.9
Accounts Payables and Other Liabilities	137.5
Total Liabilities	2,744.1
Unrealised Exchange Gains	19.8
Total Equity and Liabilities	5,752.2

c)	Net Assets Legally Transferred (values at 31 December 2015 and estimated values at the Technip Merger Effective Time)

Based on the Technip Accounts (as at 31 December 2015)

Based on the Technip Accounts, the provisional net book value of the net assets of Technip to be legally transferred to TechnipFMC pursuant to the Merger Agreement is equal to €3,027.3 million i.e. the excess of:

(i)	the provisional net book value of the transferred assets (€5,556.9 million); over

(ii)	the provisional net book value of the assumed liabilities (€2,529.6 million).

Based on the Estimated Technip Balance Sheet (as at the Technip Merger Effective Time)

Based on the Estimated Technip Balance Sheet, the provisional net book value of the legally transferred net assets of Technip to be transferred to TechnipFMC pursuant to the Merger Agreement is equal to €2,958.0 million i.e. the excess of:

(i)	the provisional net book value of the transferred assets (€5,752.2 million); over

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(ii)	the provisional net book value of the assumed liabilities (€2,794.2 million).

Given that the exact amount of the final net asset value of Technip will only be known after the Technip Merger Effective Date and in the absence of a guarantee as to the final net asset value legally transferred to TechnipFMC, it has been decided, by common agreement of the Parties, that the provisional net asset value retained for the purpose of the Technip Merger will be equal to the net asset value based on the Estimated Technip Balance Sheet (i.e. €2,958.0 million) to which a 10% discount will be applied. Therefore, the provisional net asset value retained for the purpose of the Technip Merger will be equal to €2,662.2 million (the “Provisional Net Asset Value”).

2.4.2.	Expertise of the Transferred Assets

The determination of the transferred assets value has not given rise to any expertise.

It is however specified that the Merger Appraisers have prepared a report on the value of the contributions which is attached as Annex 10 to this Information Document. This report concludes that “On the basis of our work and as of the date of this report, given the comments made above, we are of the opinion that the value retained for the net assets contributed amounting 2,662.2 million euros in favor of the company TechnipFMC is not overvalued.

[…] this conclusion is made without prejudice regarding the accounting of the contributions to be applied by this company in accordance with the regulations of England and Wales, and the paying-up of its share capital.”

2.4.3.	Details of the Merger Premium or “Merger Reserve” Calculation

The excess of (a) the final net asset value over (b) the nominal value of the TechnipFMC Shares will constitute the amount of the merger premium.

For information purposes only, based on the Provisional Net Asset Value and the number of shares of Technip as of August 31, 2016 (122,336,890), excluding Technip Excluded Shares as of the date of August 31, 2016 (1,563,359), (i.e. 120,773,531), TechnipFMC would allot and issue 241,547,062 New TechnipFMC Shares on the Technip Merger Effective Date, representing a share capital increase of $241,547,062 and leading to a merger premium of €2,447 million using a €/$ exchange rate of €1/$1.121.

If the final net asset value as at the Technip Merger Effective Time is higher than the Provisional Net Asset Value, the merger premium will be increased by an amount equal to such difference. Such adjustment will not impact the number of TechnipFMC Shares to be allocated in exchange of Technip Shares in connection with the Technip Merger.

If the final net asset value as at the Technip Merger Effective Time is lower than the Provisional Net Asset Value, the merger premium will be reduced by an amount equal to such difference. Such adjustment will not impact the number of TechnipFMC Shares to be allocated in exchange of Technip Shares in connection with the Technip Merger.

The merger premium arises as the assets and liabilities of Technip will be recorded at an amount greater than the nominal value of the TechnipFMC Shares. This merger premium will be described as a “merger reserve” or “other reserve” in TechnipFMC’s accounts and will not be available for distribution. It is anticipated that, following the Technip Merger Effective Time, TechnipFMC will capitalize such reserve by the allotment by TechnipFMC of a bonus share, which will be paid using such reserve, such that the amount of such reserve, so applied, less the nominal value of the bonus share, would be applied as share premium and accrue to TechnipFMC’s share premium account. Following such capitalization, it is anticipated that TechnipFMC will seek to effect a reduction of share capital in order to create distributable profits to support the payment of possible future dividends or future share repurchases.

2.5.	Consideration for the Transferred Assets

2.5.1.	Criteria Used to Compare Technip, TechnipFMC and FMCTI

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Given the negligibility of the fair value of TechnipFMC (prior to the Mergers) compared to the respective fair values of Technip and FMCTI, the Technip Exchange Ratio was fixed taking into account (i) the FMCTI Exchange Ratio (together with the Technip Exchange Ratio, the “Exchange Ratios”) and (ii) the respective fair values of Technip and FMCTI.

While the Exchange Ratios are the result of a negotiation between Technip and FMCTI, they are underpinned by multiple factors weighted by the boards of directors of Technip and FMCTI including a multi-criteria approach based on customary and appropriate valuation methodologies for the contemplated transaction.

The financial analyses considered by Technip’s board of directors took into account the oil field services industry specificities as well as Technip and FMCTI intrinsic characteristics including the different intrinsic natures of the businesses and the relative risks of the business cash flows and mainly include, among others, the following valuation methodologies:

-	Historical exchange ratio: review of the relative market capitalizations of Technip and FMCTI and of weighted historical average prices over various periods, both in the short- and long-term, until the date of approval of the execution of the MOU;

-	Spot exchange ratio: this ratio was crosschecked with implied short- and long-term trading multiples of both companies vs. a universe of comparable companies;

-	Financial Contribution Analysis: analysis of the implied equity contribution of Technip and FMCTI to the pro forma combined company using specific historical and estimated future financial metrics for Technip and FMCTI; and

-	Discounted Cash Flow Analysis: comparison of the equity value derived for each of Technip and FMCTI based on the actualization of respective projected free cash flows and terminal value; then computation of the implied relative equity contribution to the pro forma combined company based on resulting discounted cash flow analyses.

For each of the analyses, value creation for shareholders and benefits of potential synergies were also taken into account.

2.5.2.	Expertise on the Consideration for the Contributions

The consideration for the contributions has not given rise to any expertise.

However, it is specified that the Merger Appraisers have prepared a report on the consideration for the contributions which is attached as Annex 10 to this Information Document. This report concludes that “the exchange ratio of 2 TechnipFMC Shares for 1 Technip Share is fair for the two groups of shareholders”.

2.5.3.	Opinions of Rothschild and Goldman Sachs as Financial Advisors to Technip

a)	Opinion of Rothschild

Technip retained Rothschild & Cie (“Rothschild”) to act as its financial advisor in connection with the Mergers and to render to the Technip board of directors, solely in its capacity as such, an opinion with respect to the fairness, from a financial point of view, to the holders of Technip Shares (other than the Technip Excluded Shares) of the Technip Exchange Ratio, taking into account the FMCTI Merger. Technip selected Rothschild based on its reputation and its experience in the mergers and acquisitions industry.

On May 18, 2016, at the request of the Technip board of directors, Rothschild rendered an oral opinion to the Technip board of directors, which was subsequently confirmed in a written opinion, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Rothschild, as to whether the Technip Exchange Ratio, taking into account the FMCTI Merger, was fair, from a financial point of view, to the holders of Technip Shares (other than the Technip Excluded Shares).

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The full text of Rothschild’s written opinion dated May 18, 2016, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this Information Document as Annex 6. Holders of Technip Shares are encouraged to read the Rothschild opinion and this section entitled “—Opinions of Rothschild and Goldman Sachs as Financial Advisors to Technip” of this Information Document carefully and in their entirety. The Rothschild opinion was provided for the benefit of the Technip board of directors, solely in its capacity as such, in connection with its evaluation of the Mergers. The Rothschild opinion should not be construed as creating any fiduciary duty on Rothschild’s part to any party. The Rothschild opinion was limited to the fairness from a financial point of view, to the holders of Technip Shares (other than the Technip Excluded Shares), on the date of the opinion, of the Technip Exchange Ratio, taking into account the FMCTI Merger, and Rothschild expressed no opinion as to the merits of the underlying decision by Technip to engage in the Mergers or as to any aspect of the Mergers other than the Technip Exchange Ratio. The Rothschild opinion did not constitute a recommendation to the Technip board of directors as to whether to approve the Mergers or a recommendation to any stockholder as to how to vote or otherwise act with respect to the Mergers or any other matter. In addition, the Technip board of directors has not asked Rothschild to address, and the Rothschild opinion does not address, (i) the fairness of the Technip Exchange Ratio, or any other consideration, as regards the holders of any class of securities (other than holders of Technip Shares and then only to the extent expressly set forth in the Rothschild opinion), the creditors or other constituencies of Technip, or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Technip, FMCTI or TechnipFMC, or any class of such persons, pursuant to the Mergers or otherwise.

In arriving at its opinion, Rothschild, among other things:

-	reviewed the MOU and the form Business Combination Agreement;

-	reviewed certain publicly available business and financial information that Rothschild deemed to be generally relevant concerning Technip and FMCTI and the industry in which they operate, including certain publicly available research analyst reports and estimates;

-	reviewed the financial terms of certain business combinations;

-	compared certain financial and stock market information for Technip and FMCTI with similar information for certain other companies the securities of which are publicly traded;

-	reviewed the reported price and trading activity for the Technip Shares and compared it with the trading history of the FMCTI Shares;

-	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Technip and FMCTI furnished to or discussed with Rothschild by the management of Technip and FMCTI, including (a) the Risk-Adjusted Technip Projections, the Risk-Adjusted FMCTI Projections and certain financial data for TechnipFMC resulting solely from putting together the Risk-Adjusted Technip Projections, the Risk-Adjusted FMCTI Projections and the Synergies, in each case as approved for Rothschild’s use by Technip (the “Projections”) and (b) certain internal financial analysis and projections relating to FMCTI prepared by FMCTI’s management;

-	reviewed certain estimates as to the amount, timing and use of the cost savings and operating synergies expected by Technip’s management to result from the Mergers, as further described in the section entitled “—Technip Reasons for the Mergers—Strategic and Financial Considerations” of this Information Document (the “Synergies”) and integration costs expected to be incurred in connection with the Mergers, each as estimated by the management of Technip and as approved for Rothschild’s use by Technip; and

-	performed such other financial studies, analyses and investigations as Rothschild deemed appropriate for the purpose of its opinion.

In addition, Rothschild held discussions with certain members of the management of Technip with respect to the past and current business operations, financial condition and future prospects of Technip, and with certain

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members of the management of Technip and FMCTI with respect to their assessment of the strategic rationale for, and the potential benefits of, the Mergers and the past and current business operations of FMCTI, financial condition and future prospects of FMCTI and TechnipFMC, the Projections, the Synergies and certain other matters it believed necessary or appropriate to its inquiry.

In arriving at its opinion, Rothschild, with the consent of the Technip board of directors, relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished or made available to Rothschild by Technip, FMCTI or their respective associates, affiliates and advisors, or otherwise was reviewed by or for Rothschild, and Rothschild did not assume any responsibility or liability therefor. Rothschild did not conduct any valuation or appraisal of any assets or liabilities of Technip or FMCTI (including, without limitation, real property owned by Technip or FMCTI or in which Technip or FMCTI holds a leasehold interest), nor have any such valuations or appraisals been provided to Rothschild, and Rothschild did not express any opinion as to the value of such assets or liabilities and did not assume any responsibility in such respect. Rothschild did not evaluate the solvency or fair value of Technip, FMCTI or TechnipFMC under any laws or regulations relating to bankruptcy, insolvency or similar matters. In addition, Rothschild did not assume any obligation to conduct any physical inspection of the properties or the facilities of Technip or FMCTI. With respect to the Projections and the Synergies provided to or otherwise discussed with Rothschild, Rothschild was advised by Technip’s management, and assumed with Technip’s consent, that such Projections and information had been reasonably prepared in accordance with industry practice on bases reflecting the best available estimates and judgments of management as to the future financial performance of Technip, FMCTI and TechnipFMC and the other matters covered thereby. Rothschild also assumed that such expected Synergies projected by Technip’s management to result from the Mergers would be realized as projected. Rothschild expressed no view and did not assume any liability as to the reasonableness of such Projections and information or the assumptions on which they were based.

Rothschild assumed that the Business Combination Agreement would be executed and delivered, that the terms and conditions thereof would not deviate from those contemplated by the form Business Combination Agreement attached to the MOU in any way meaningful to Rothschild’s analysis and that the Mergers would be consummated as contemplated in the MOU and the Business Combination Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the parties to the MOU and the Business Combination Agreement would comply with all material terms of the MOU and of the Business Combination Agreement and that in connection with the receipt of all necessary governmental, regulatory or other approvals and consents required for the Mergers, no material delays, limitations, conditions or restrictions would be imposed. For purposes of rendering its opinion, Rothschild assumed that there had not occurred any material change in the assets, financial condition, results of operations, business or prospects of Technip or FMCTI since the respective dates of the most recent financial statements and other information, financial or otherwise, relating to Technip or FMCTI made available to Rothschild, and that there was no information or any facts that would make any of the information reviewed by Rothschild incomplete or misleading. Rothschild did not express any opinion as to any tax or other consequences that may result from the Mergers, nor did Rothschild’s opinion address any tax, legal, regulatory or accounting matters. Rothschild relied as to all legal, tax and regulatory matters relevant to rendering its opinion upon assessments made by Technip and FMCTI and their respective other advisors with respect to such issues. In arriving at its opinion, Rothschild did not take into account any litigation, regulatory or other proceeding that was pending or may have been brought against Technip, FMCTI or any of their respective affiliates.

The Rothschild opinion was necessarily based on securities market, economic, monetary, regulatory, financial and other general business and financial conditions as they existed and could be evaluated on, and the information made available to Rothschild as of, the date thereof and the conditions and prospects, financial and otherwise, of Technip and FMCTI as they were reflected in the information provided to Rothschild and as they were represented to Rothschild in discussions with the management of Technip and FMCTI. Rothschild expressed no opinion as to the price at which the Technip Shares, FMCTI Shares or TechnipFMC Shares would trade at any future time. The Rothschild opinion was limited to the fairness from a financial point of view, to the holders of Technip Shares (other than the Technip Excluded Shares), of the Technip Exchange Ratio, taking

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into account the FMCTI Merger, and Rothschild expressed no opinion as to any underlying decision which Technip may have made to engage in the Mergers or any alternative transaction. Rothschild did not express any opinion, nor was it asked by the board of directors to express any opinion, as to the relative merits of the Mergers as compared to any alternative transaction, including any alternative transaction that the board of directors has considered and elected not to pursue. Rothschild was not asked to, nor did it, offer any opinion as to the terms, other than the Technip Exchange Ratio, taking into account the FMCTI Merger, and only to the extent expressly set forth in its opinion, of the Mergers, the MOU, the Business Combination Agreement or any other agreement entered into in connection with the Mergers.

Rothschild and its affiliates are engaged in investment banking, brokerage and financial advisory service activities. In the ordinary course of business, Rothschild and its affiliates may trade in the securities of Technip, FMCTI or any of their respective affiliates, for their own accounts or for the accounts of their affiliates and customers, and may at any time hold a long or short position in such securities. Rothschild is acting as financial advisor to Technip with respect to the Mergers and will receive, pursuant to the terms of an engagement letter dated May 17, 2016, a fee of up to €16.5 million from Technip for its services, up to €2.5 million of which is payable upon announcement of the Mergers and the remainder being contingent on closing. In addition, Technip has agreed to reimburse certain of Rothschild’s expenses and indemnify it against certain liabilities that may arise out of its engagement. Rothschild or its affiliates have provided in the past, currently provide, and may in the future provide financial services to Technip and/or its affiliates in the ordinary course of their businesses from time to time and may receive fees for the rendering of such services. In the past two years, Rothschild notably advised Technip on the disposals of Technip Benelux NV and Technip Germany GmbH which were completed in 2015 and 2016 respectively and has received compensation of approximately €1.1 million for such services. Rothschild or its affiliates may in the future provide financial services to FMCTI, TechnipFMC and/or their affiliates in the ordinary course of its businesses from time to time and may receive fees for the rendering of such services. During the two-year period ended on May 18, 2016, Rothschild or its affiliates have not been engaged by FMCTI or its affiliates to provide financial advisory or underwriting services for which they have received compensation.

The Rothschild opinion was given and speaks only as of the date of the opinion. It should be understood that subsequent developments may affect the Rothschild opinion and the assumptions used in preparing it, and Rothschild does not have any obligation to update, revise, or reaffirm its opinion based on circumstances or events occurring after the date of the Rothschild opinion.

For the avoidance of doubt, the Rothschild opinion was not delivered pursuant to Article 261-1 of the general regulation of the French Autorité des marchés financiers and should not be considered a “rapport d’expert indépendant” nor an “expertise indépendante” or “attestation d’équité,” nor shall Rothschild be considered an “expert indépendant,” in each case within the meaning of the French Règlement Général of the Autorité des marchés financiers (in particular Book II, Title VI (Livre II, Titre VI) thereof).

b)	Opinion of Goldman Sachs

Goldman Sachs Paris Inc. et Cie (“Goldman Sachs”) delivered its opinion to the Technip board of directors that, as of May 18, 2016 and based upon and subject to the factors and assumptions set forth therein, and taking into account the FMCTI Merger, the Technip Exchange Ratio pursuant to the MOU and the Business Combination Agreement was fair from a financial point of view to the holders of Technip Shares (other than FMCTI and its affiliates).

The full text of the written opinion of Goldman Sachs, dated May 18, 2016, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Information Document as Annex 7. Goldman Sachs provided its opinion for the information and assistance of the Technip board of directors in connection with its consideration of the Mergers. The Goldman Sachs opinion is not a recommendation as to how any stockholder should vote with respect to the Mergers or any other matter. Stockholders are urged to read Goldman Sachs’ opinion and this section entitled “—Opinions of Rothschild and Goldman Sachs as Financial Advisors to Technip” of this Information Document, carefully and in their entirety.

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In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

-	the MOU;

-	the form Business Combination Agreement attached to the MOU;

-	the documents de référence filed by Technip with the Autorité des marchés financiers for the five years ended December 31, 2015;

-	annual reports to stockholders and Annual Reports on Form 10-K of FMCTI for the five years ended December 31, 2015;

-	certain interim reports and quarterly reports to stockholders of Technip and certain interim reports and Quarterly Reports on Form 10-Q of FMCTI;

-	certain other communications from Technip and FMCTI to their respective stockholders;

-	certain publicly available research analyst reports for Technip and FMCTI;

-	certain internal financial analysis and projections for FMCTI prepared by FMCTI’s management; and

-	the Projections and the Synergies, in each case as approved for Goldman Sachs’ use by Technip.

Goldman Sachs also held discussions with members of the senior managements of Technip and FMCTI regarding its assessment of the strategic rationale for, and the potential benefits of, the Mergers and the past and current business operations, financial condition and future prospects of FMCTI and TechnipFMC and with members of the senior management of Technip regarding the past and current business operations, financial condition and future prospects of Technip; reviewed the reported price and trading activity for the Technip Shares and the FMCTI Shares; compared certain financial and stock market information for Technip and FMCTI with similar information for certain other companies the securities of which are publicly traded; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with the consent of Technip, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the consent of Technip that the Projections, including the Synergies, had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Technip as to the financial performance of the applicable company for the time period contemplated thereby. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Technip, FMCTI or TechnipFMC or any of their respective subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Mergers would be obtained without any adverse effect on Technip, FMCTI or TechnipFMC or on the expected benefits of the Mergers in any way meaningful to its analysis. Goldman Sachs also assumed that the Business Combination Agreement would be executed and delivered, that the terms and conditions thereof would not deviate from those contemplated by the form Business Combination Agreement attached to the MOU in any way meaningful to its analysis and that the Mergers will be consummated on the terms set forth in the MOU and the Business Combination Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion did not and does not address the underlying business decision of Technip to engage in the Mergers, or the relative merits of the Mergers as compared to any strategic alternatives that may be available to Technip; nor did it or does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addressed and addresses only the fairness from a financial point of view to the holders of Technip Shares (other than FMCTI and its affiliates), as of the date of the opinion and taking into account the FMCTI Merger, of the Technip Exchange Ratio pursuant to the MOU and the Business Combination Agreement. Goldman Sachs’ opinion did not and does not express any view on, and did not and does not address, any other term or aspect of the MOU, the Business Combination Agreement or the Mergers or any term or aspect of any other agreement or

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instrument contemplated by the MOU or the Business Combination Agreement or entered into or amended in connection with the Mergers, including, the fairness of the Mergers to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Technip; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Technip, FMCTI or TechnipFMC, or class of such persons, in connection with the Mergers, whether relative to the Technip Exchange Ratio pursuant to the MOU and the Business Combination Agreement events occurring after the date of its opinion. The Goldman Sachs opinion has been approved by a fairness committee of Goldman Sachs.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs, its affiliates and their employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Technip, FMCTI, and any of their respective affiliates and third parties, or any currency or commodity that may be involved in the Mergers. Goldman Sachs acted as financial advisor to Technip in connection with, and participated in certain of the negotiations leading to, the Mergers. Goldman Sachs has provided certain financial advisory and/or underwriting services to Technip and/or its affiliates from time to time. Goldman Sachs may also in the future provide certain financial advisory and/or underwriting services to Technip, TechnipFMC, FMCTI and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation. During the two-year period ended on May 18, 2016, the Investment Banking Division of Goldman Sachs has not been engaged by Technip, FMCTI or their respective affiliates to provide financial advisory or underwriting services for which Goldman Sachs has received compensation.

The board of directors of Technip selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Mergers. Pursuant to a letter agreement dated May 16, 2016, Technip engaged Goldman Sachs to act as its financial advisor in connection with the Mergers. Pursuant to the terms of this engagement letter, Technip has agreed to pay Goldman Sachs a transaction fee of up to €20.5 million, €3 million of which is payable upon announcement of the Mergers and the most significant portion of the remainder being contingent on closing. In addition, Technip has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

For the avoidance of doubt, the Goldman Sachs opinion was not delivered pursuant to Article 261-1 of the general regulation of the French Autorité des marchés financiers and should not be considered a “rapport d’expert indépendant” nor an “expertise indépendante” or “attestation d’équité,” nor shall Goldman Sachs be considered an “expert indépendant,” in each case within the meaning of the French Règlement Général of the Autorité des marchés financiers (in particular Book II, Title VI (Livre II, Titre VI) thereof).

c)	Summary of Financial Analysis by Goldman Sachs and Rothschild

This “Summary of Financial Analysis” presents a summary of the material financial analyses performed—either jointly or separately as indicated herein—by Goldman Sachs and Rothschild and presented to the Technip board of directors in connection with Technip’s financial advisors’ rendering their respective opinions. The following summary, however, does not purport to be a complete description of the financial analyses performed by Technip’s financial advisors, nor does the order of analyses described represent relative importance or weight given to those analyses by Technip’s financial advisors.

Some of the jointly and separately prepared financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully such financial analyses, the summary data and tables must be read together with the full text of the summary. Considering the summary data and tables alone could create misleading or incomplete view of Technip’s financial advisors’ jointly and separately prepared financial analyses.

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The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant financial analyses and the application of those methods to the particular circumstances involved. A fairness opinion therefore is not readily susceptible to partial analysis or summary description, and taking portions of the jointly and separately prepared financial analyses set forth below, without considering such analyses as a whole, would in the view of Technip’s financial advisors create an incomplete and misleading picture of the processes underlying the jointly and separately prepared financial analyses considered in rendering Rothschild’s and Goldman Sachs’ respective opinions.

In arriving at their respective opinions, Technip’s financial advisors:

-	did not form views or opinions as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support their respective opinions;

-	considered the results of all of their jointly and separately prepared financial analyses and did not attribute any particular weight to any one analysis or factor, but rather, the financial advisors made their respective determinations as to fairness on the basis of their experience and professional judgment after considering the results of all of their analyses; and

-	ultimately arrived at their respective opinions based on the results of all of their jointly and separately prepared financial analyses assessed as a whole and believe that the totality of the factors considered and the various jointly and separately prepared financial analyses performed by Technip’s financial advisors in connection with their respective opinions operated collectively to support their determination as to the fairness, from a financial point of view, of the exchange ratio to the holders of Technip Shares, taking into account the FMCTI Merger.

With respect to the jointly and separately prepared financial analyses performed by Technip’s financial advisors in connection with rendering their respective opinions:

-	Such jointly and separately prepared financial analyses, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses.

-	None of the selected publicly traded companies used in the peer group trading analysis and financial benchmarking described below is identical or directly comparable to Technip or FMCTI; however, such companies were selected by Technip’s financial advisors because, among other reasons, they may be considered broadly similar, for purposes of Technip’s financial advisors’ jointly and separately prepared financial analyses, to Technip or FMCTI based on Goldman Sachs and Rothschild’s professional judgment and experience in the global oil field services industry.

-	Such jointly and separately prepared financial analyses do not purport to be appraisals or to reflect the prices at which any securities may trade or be sold at the present time or at any time in the future.

Historical Exchange Ratio Analysis

Technip’s financial advisors reviewed the historical reported prices of Technip Shares and FMCTI Shares over the three-year period ended on May 16, 2016. Technip’s financial advisors calculated the exchange ratios using the weighted historical average prices over various periods by first converting the price per share of a Technip Share at market closing of each trading day into U.S. dollars, using the prevailing foreign exchange rate on each trading day, and subsequently dividing the resulting converted volume weighted average price per share of a Technip Share of the period by the volume weighted average price per share of an FMCTI Share of the same period, which is referred to as the exchange ratio calculated using the weighted average prices for such period. Technip’s financial advisors then calculated the implied ownership of Technip in the combined entity (assuming no take-up of Technip’s 2016 scrip dividend program), using the number of fully diluted outstanding shares of Technip and FMCTI, each as provided by the management of Technip, and using the above exchange ratios for each period. The following table presents the results of these analyses:

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	Exchange Ratio (calculated using VWAPs)	Technip implied ownership
May 16, 2016 (spot)	1.815x	48.5%
Average from April 28, 2016 (post Technip’s Q1 results release)	1.880x	49.4%
1-month average	1.941x	50.2%
3-month average	1.979x	50.7%
6-month average	1.870x	49.3%
1-year average	1.712x	47.1%
3-year average	1.721x	47.2%

Selected Companies Analysis

Technip’s financial advisors reviewed and compared certain financial information, ratios and public market multiples for Technip and FMCTI to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the global oil field services industry:

European Engineering and Construction companies (“European E&C”)

-	Aker Solutions;

-	AMEC Foster Wheeler;

-	Petrofac;

-	Saipem;

-	Subsea 7; and

-	Wood Group;

International Equipment companies (“Intl. Equipment”)

-	Dril-Quip;

-	Forum Energy;

-	Hunting;

-	NOV; and

-	Oceaneering;

Global Diversified companies (“Global Diversified”)

-	Baker Hughes;

-	Halliburton;

-	Schlumberger; and

-	Weatherford;

North American Engineering & Construction companies (“North American E&C”)

-	Chicago Bridge & Iron;

-	Fluor;

-	Jacobs;

-	KBR; and

-	SNC-Lavallin.

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Although none of the selected companies is directly comparable to Technip or FMCTI, the companies included were chosen because they are publicly traded companies with greater than $500 million in market capitalization and with operations that, in Goldman Sachs and Rothschild’s experience and professional judgment, for purposes of analysis, may be considered similar to certain aspects of Technip and FMCTI’s operations, financial profile, size, product profile, geographical exposure and end market exposure.

Technip’s financial advisors also calculated and compared various financial multiples and ratios based on information from publicly available historical data and Institutional Brokers’ Estimate System (“I/B/E/S”) estimates. Enterprise values (“EV”) calculated for the purpose of these multiples are adjusted for net financial debt, pension obligations, minorities, investments in associates and other debt-like items as disclosed in public filings or given by Technip and FMCTI. Technip’s EV is adjusted for operating cash as provided per Technip management and EV is not adjusted for investment in associates when the multiple is based on I/B/E/S estimates. The multiples and ratios were calculated using the applicable closing market prices as of May 16, 2016. The multiples and ratios of Technip and FMCTI were calculated using I/B/E/S consensus estimates and the Projections. The multiples and ratios for each of the selected companies were calculated using I/B/E/S consensus estimates, annualized to year-end December 31.

Technip’s financial advisors calculated the EV as a multiple of estimated EBITDA for calendar years 2016, 2017 and 2018. The following table presents the results of this analysis:

EV/EBITDA
		2016E	2017E	2018E
Technip	Projections	5.2x	7.2x	7.0x
	I/B/E/S	5.3x	6.9x	7.6x
FMCTI	Projections	14.0x	13.6x	9.7x
	I/B/E/S	11.7x	11.8x	10.6x
Median of key peers	European E&C	5.4x	5.7x	5.4x
	Intl. Equipment	11.6x	19.8x	10.7x
	Global Diversified	26.2x	13.1x	8.1x
	North American E&C	6.9x	7.0x	6.5x
	Peer range	5.4x – 26.2x	5.7x – 19.8x	5.4x – 10.7x

Technip’s financial advisors calculated the P/E for these selected companies, Technip and FMCTI using projected earnings for the years 2016, 2017 and 2018 (annualized to year-end December). The following table presents the results of this analysis:

P/E
		2016E	2017E	2018E
Technip	Projections	10.1x	16.4x	15.7x
	I/B/E/S	10.7x	15.0x	16.5x
FMCTI	Projections	38.8x	32.5x	20.4x
	I/B/E/S	26.7x	27.5x	19.9x
Median of key peers	European E&C	12.4x	15.7x	12.4x
	Intl. Equipment	27.7x	38.2x	29.1x
	Global Diversified	20.8x	32.2x	25.0x
	North American E&C	15.2x	14.7x	12.9x
	Peer range	12.4x – 27.7x	14.7x – 38.2x	12.4x – 29.1x

Illustrative Financial Contribution Analysis

Technip’s financial advisors analyzed the implied equity contribution of Technip and FMCTI to the pro forma combined company using specific estimated future financial metrics, including EBITDA and net income for estimated years 2017, 2018 and 2019, as reflected in the Projections. The analysis was conducted on a pro forma basis applying a blended multiple to Technip and FMCTI’s respective metrics to arrive at an implied EV, both excluding the Synergies and including the Synergies, calculating a net present value of the Synergies using a discount rate of 11.0%, reflecting estimates of the combined company’s illustrative pro forma weighted average cost of capital. The resulting ratios were adjusted for Technip and FMCTI’s respective net debt for EV contribution to combined EV, as defined above.

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The analysis resulted in the following implied equity contributions of Technip and FMCTI, respectively, to the combined company and the implied exchange ratio for a Technip Share into TechnipFMC Shares, in each case using each financial metric for Technip and FMCTI for the estimated years 2017, 2018 and 2019, as set forth in the Projections:

-	Excluding Synergies			Including Synergies
	Technip	FMCTI	Implied Exchange Ratio	Technip	Synergies implied equity contribution	FMCTI	Implied Exchange Ratio
EBITDA
2017E	66%	34%	3.720x	51%	22%	26%	2.018x
2018E	59%	41%	2.730x	47%	20%	33%	1.711x
2019E	62%	38%	3.097x	52%	16%	32%	2.094x
Net Income	-	-	-	-	-	-	-
2017E	66%	34%	3.710x	44%	33%	23%	1.534x
2018E	56%	44%	2.482x	41%	28%	31%	1.313x
2019E	62%	38%	3.156x	50%	20%	30%	1.894x

Using public information, Technip’s financial advisors also analyzed the implied equity contribution using (i) the market valuation and (ii) the brokers target prices:

-	Excluding Synergies			Including Synergies
	Technip	FMCTI	Implied Exchange Ratio	Technip	Synergies implied equity contribution	FMCTI	Implied Exchange Ratio
Market valuation (excluding dilution from scrip dividend program)
Spot	49%	51%	1.815x	40%	17%	43%	1.303x
3-month VWAP	51%	49%	1.979x	42%	17%	41%	1.392x
Based on broker target price	-	-	-	-	-	-	-
Equity value	47%	53%	1.700x	39%	16%	45%	1.255x

Illustrative Discounted Cash Flow Analysis

Technip’s financial advisors performed an illustrative discounted cash flow analysis on each of Technip and FMCTI on a standalone basis and on the Synergies.

DCF-Based Relative Equity Contribution

Using the Projections, Technip’s financial advisors performed an illustrative discounted cash flow analysis on Technip. Using discount rates ranging from 9.75% to 11.75% reflecting estimates of Technip’s weighted average cost of capital, Technip’s financial advisors discounted to present value, as of April 1, 2016 (i) estimates of the projected Free Cash Flow (defined as the net operating profit after tax plus depreciation and amortization and change in working capital, minus capital expenditures and post-tax restructuring) of Technip through 2020 reflected in the Projections and (ii) a range of illustrative terminal year values for Technip derived by applying perpetuity growth rates ranging from 1.5% to 3.0%, estimated by Goldman Sachs and Rothschild utilizing their professional judgment and experience, taking into account the Projections and market expectations regarding long-term real growth of gross domestic product and inflation, to a terminal year estimate of Technip’s Free Cash Flow in 2020 reflected in the Projections (which analysis implied exit terminal year EBITDA multiples ranging from 5.4x to 9.0x). Technip’s financial advisors then derived ranges of illustrative values for Technip by adding the ranges of present values derived above. Technip’s financial advisors then subtracted from the ranges of illustrative EVs the amounts for Technip’s net debt as of April 1, 2016 as disclosed in Technip’s public filings (and adjusted for pensions, minorities, associates, other debt-like items, operating cash and the 2016 dividend payment (assuming all of Technip’s stockholders subscribed to the cash dividend), per Technip management), to derive a range of illustrative equity values for Technip. Technip’s financial advisors then divided the range of illustrative equity values it derived by the number of Technip Shares outstanding as of May 16, 2016 on a fully diluted basis (assuming no take-up of the Technip 2016 scrip dividend program), as provided by Technip, to

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derive a range of implied present values per fully diluted outstanding Technip Share ranging from €46.7 to €75.5.

Using the Projections, Technip’s financial advisors performed an illustrative discounted cash flow analysis on FMCTI. Using discount rates ranging from 10.0% to 12.0% reflecting estimates of FMCTI’s weighted average cost of capital, Technip’s financial advisors discounted to present value, as of April 1, 2016 (i) estimates of the projected Free Cash Flow of FMCTI through 2020 reflected in the Projections and (ii) a range of illustrative terminal year values for FMCTI derived by applying perpetuity growth rates ranging from 3.5% to 5.5%, estimated by Goldman Sachs and Rothschild utilizing their professional judgment and experience, taking into account the Projections and market expectations regarding long-term real growth of gross domestic product and inflation, to a terminal year estimate of FMCTI’s Free Cash Flow in 2020 reflected in the Projections (which analysis implied exit terminal year EBITDA multiples ranging from 5.7x to 10.6x). Technip’s financial advisors then derived ranges of illustrative values for FMCTI by adding the ranges of present values derived above. Technip’s financial advisors then subtracted from the ranges of illustrative EVs the amounts for FMCTI’s net debt as of April 1, 2016 as disclosed in FMCTI’s public filings (and adjusted for pensions, minorities, associates, other debt-like items per Technip management), to derive a range of illustrative equity values for FMCTI. Technip’s financial advisors then divided the range of illustrative equity values it derived by the fully diluted number of FMCTI Shares outstanding as of May 16, 2016, as provided by FMCTI, to derive a range of implied present values per fully diluted FMCTI Shares ranging from $20.5 to $37.9.

Rothschild performed individually sensitivities analysis of equity contribution to the terminal value EV to EBITDA multiple, to take into consideration the difference in historical EV to EBITDA multiples between FMCTI and Technip. In order to perform such illustrative analysis, Rothschild used terminal value EV to EBITDA multiple differentials ranging from 0.7x to 4.5x in favor of FMCTI.

Synergies

Using the Projections, Technip’s financial advisors performed an illustrative discounted cash flow analysis to calculate the implied equity value of the Synergies for the pro forma combined company. For purposes of this illustrative analysis and as directed by the management of Technip, Technip’s financial advisors assumed with Technip’s consent that the run-rate for the total operating Synergies would be achieved at a 20% level in 2017 and 33% level in 2018 and 100% in 2019 and thereafter. Using a discount rate ranging from 10.0% to 12.0% (reflecting estimates of the combined company’s illustrative pro forma weighted average cost of capital), a perpetual growth rate of 2.0% and Synergies ranging from $330 million to $565 million with a central point at $400 million, Technip’s financial advisors derived a range of illustrative implied net present value of Synergies from $1.904 billion to $4.203 billion as of April 1, 2016.

Implied Equity Contribution.

Technip’s financial advisors calculated the relative equity contribution of Technip and FMCTI to the pro forma combined company, both excluding and including the Synergies, based on the discounted cash flow analyses described above. This analysis, excluding the Synergies, resulted in an illustrative equity contribution for Technip ranging from 48.4% to 63.3% and, including the Synergies, from 40.0% to 54.5%, using the spot foreign exchange rate to convert FMCTI’s DCF analysis to Euros. The corresponding implied exchange ratios ranged respectively from 1.803 x to 3.324 x (excluding the Synergies) and from 1.283 x to 2.301 x (including the Synergies).

Technip’s financial advisors completed the financial contribution analysis by taking the mid-points of implied DCF-based equity value described above, resulting in the below contributions:

-	Excluding Synergies			Including Synergies
	Technip	FMCTI	Implied Exchange Ratio	Technip	Synergies implied equity contribution	FMCTI	Implied Exchange Ratio
DCF-Based	56%	44%	2.458x	47%	16%	37%	1.723x

Rothschild’s sensitivities analysis to terminal value EV to EBITDA multiple resulted in an illustrative equity contribution for Technip ranging from 45.9% to 57.0%, excluding Synergies.

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Illustrative Public Market Present Value of Future Stock Price Analysis

Goldman Sachs performed an illustrative public market present value of future stock price analysis on Technip on a standalone basis and on the pro forma combined company.

Technip Standalone

Goldman Sachs performed an illustrative analysis of the implied present value of the potential future value per share of Technip Shares at the year-end of each of the calendar years 2016 through 2019 using one-year EBITDA estimates per the Projections for the calendar years 2016 through 2020, respectively. Goldman Sachs first calculated illustrative EVs of Technip at the year-end of each of the calendar years 2016 through 2019 by multiplying the respective one-year forward EBITDA estimates for the calendar years 2016 through 2019 by one-year forward EV to EBITDA multiples ranging from 5.5x to 8.0x. In each case as of the relevant year-end per the Projections, Goldman Sachs subtracted the projected book value of debt (following current debt maturities as scheduled in public filings) as well as current values of pension obligations, minorities, investments in associates, other debt-like items as disclosed in public filings or given by Technip’s management and an adjustment for operating cash per Technip’s management, and added the assumed projected amount of cash and cash equivalents from the illustrative EVs in order to calculate the implied future equity values. The implied future equity values in turn were divided by the projected year-end number of Technip Shares outstanding on a fully-diluted basis, as provided by Technip. Goldman Sachs then discounted such values for fiscal years 2016 through 2019 back to May 16, 2016 using a discount rate of 12.0%, reflecting an estimate of the cost of equity for the pro forma combined company. The following table presents the results of Goldman Sachs’ analysis:

-	Implied Present Value per Technip Share using illustrative EV to EBITDA multiples of 5.5x to 8.0x
FY 2016E	€38.0 - €54.3
FY 2017E	€33.6 - €48.8
FY 2018E	€40.4 - €59.1
FY 2019E	€43.7 - €61.7

Pro Forma Combined Company

Goldman Sachs performed an illustrative analysis of the implied present value of the potential future value per share of the pro forma TechnipFMC Shares at the year-end of each of the calendar years 2016 through 2019 using one-year EBITDA estimates per the Projections and the Synergies for the calendar years 2016 through 2019, respectively. Goldman Sachs first calculated illustrative EVs of the pro forma combined company at the year-end of each of the calendar years 2016 through 2019 by multiplying the respective one-year forward EBITDA estimates for the calendar years 2016 through 2019 by one-year forward EV to EBITDA multiples ranging from 6.5x to 8.5x. In each case as of the relevant year-end per the Projections and the Synergies, Goldman Sachs subtracted the projected book value of the pro forma debt (following current debt maturities as scheduled in public filings) as well as current values of pro forma pension obligations, minorities, investments in associates, other debt-like items as disclosed in public filings or given by Technip’s management for both companies and an adjustment for operating cash per Technip’s management, and added the assumed projected pro forma amount of cash and cash equivalents from the illustrative EVs in order to calculate the implied future equity values. The implied future equity values in turn were divided by the projected year-end fully diluted number of TechnipFMC Shares outstanding calculated using an agreed exchange ratio (2.00x), as provided by Technip, which resulted in an illustrative estimated per share future value for the pro forma TechnipFMC Shares ranging from €36.2 in FY 2016 to €75.3 in FY 2019. Goldman Sachs then discounted such values for fiscal years 2016 through 2019 back to May 16, 2016 using a discount rate of 12.0%, reflecting an estimate of the cost of equity for the pro forma combined company. The following table presents the results of Goldman Sachs’ analysis:

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-	Implied Present Value per pro forma TechnipFMC Share using illustrative EV to EBITDA multiples of 6.5x to 8.5x
FY 2016E	€36.2 - €47.5
FY 2017E	€45.2 - €58.6
FY 2018E	€54.3 - €70.2
FY 2019E	€59.3 - €75.3

Illustrative Pro Forma Accretion / Dilution Analysis

Technip’s financial advisors performed illustrative pro forma analyses of the potential financial impact of the Mergers using the earnings estimates for Technip and FMCTI set forth in the Projections. For each of the years 2016, 2017 and 2018, Technip’s financial advisors compared the projected earnings per fully diluted Technip Share and the projected earnings per fully diluted FMCTI Share on a standalone basis to the projected earnings per share of the TechnipFMC Shares. The latter took into account total operating Synergies of $400 million in two cases: the first one assumed Synergies phased in at 20% in 2017, 80% in 2018 and 100% in 2019, the second case assumed Synergies run-rate (100% starting from 2017). Such analyses implied that, considering the agreed exchange ratio, the Mergers would be accretive to the holders of Technip Shares on an earnings per share basis in each of the years 2017 and 2018 in the first case, and in 2018 only on the second case. The Mergers would be accretive to the holders of FMCTI Shares on an earnings per share basis in each of the years 2017 and 2018 in both cases.

Illustrative Combined DCF Analysis

Technip’s financial advisors performed an illustrative DCF-based valuation analysis of the implied combined entity (including Synergies) for holders of Technip Shares. Discount rates used ranged from 9.75% to 11.75% and from 10.00% to 12.00% respectively for Technip and for FMCTI, and from 10.00% to 12.00% for Synergies. The perpetuity growth rates applied are 2.5% and 4.5% respectively for Technip and for FMCTI, corresponding to the midpoints of the perpetuity growth rates ranges used for the DCF analysis, and 2.0% for Synergies, corresponding to the estimated inflation rate. Technip’s financial advisors calculated the combined equity value for Technip’s stockholders by summing the resulting equity values of the three components (FMCTI’s equity values being converted at the spot foreign exchange rate) and applying the ownership percentage for Technip’s stockholders implied by the Technip Exchange Ratio. The derived range of illustrative equity values was subsequently divided by the number of fully diluted Technip Shares outstanding as of May 16, 2016, as provided by Technip, to derive a range of implied present values per fully diluted outstanding Technip Shares ranging from €54.1 to €72.6.

2.5.4.	Valuation Summary

The following table provides a summary of the ranges of exchange ratios for a Technip Share into TechnipFMC Shares implied by different approaches set out above. This table should be read with and is qualified in its entirety by reference to the full summary of Rothschild and Goldman Sachs’ opinions and financial analyses set forth above which describes the assumptions made, procedures followed, matters considered and limitations on the review and valuation undertaken by Technip’s financial advisors.

	Implied Equity Contribution for Technip		Implied Technip Exchange Ratio
	Minimum	Maximum	Minimum	Maximum
Spot Exchange Ratio	48.5%		1.815 x
Historical Exchange Ratio Analysis	47.1%	50.7%	1.712 x	1.979 x

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Illustrative Financial Contribution Analysis (excl. Synergies)	47%	66%	1.700 x	3.720 x
Illustrative Financial Contribution Analysis (incl. Synergies)	39%	52%	1.255 x	2.094 x
Illustrative Discounted Cash Flows Analysis (excl. Synergies)	48.4%	63.3%	1.803 x	3.324 x
Illustrative Discounted Cash Flows Analysis (incl. Synergies)	40.0%	54.5%	1.283 x	2.301 x

The valuation analysis set forth above was taken into account by Technip’s board of directors, among other factors, in the negotiations with FMCTI which led to the determination of the Technip Exchange Ratio.

Such Technip Exchange Ratio provides for the issuance of 2.00 TechnipFMC Share in exchange for 1.00 Technip Share. The Technip Exchange Ratio was fixed on June 14, 2016 and is not subject to any adjustment thereafter.

2.5.5.	Opinion of Evercore as Financial Advisor to FMCTI

a)	Opinion of Evercore

FMCTI engaged Evercore to act as its financial advisor in connection with the transactions contemplated by the Business Combination Agreement. As part of that engagement, the FMCTI board of directors requested that Evercore evaluate the fairness, from a financial point of view, of the FMCTI Exchange Ratio (after giving effect to the Technip Merger) pursuant to the Business Combination Agreement to the holders of FMCTI Shares (other than the FMCTI Excluded Shares). On May 18, 2016, Evercore delivered to the FMCTI board of directors its oral opinion, confirmed by its delivery of a written opinion dated May 18, 2016, that, as of the date thereof, and based upon and subject to the assumptions, procedures, factors, qualifications, limitations and other matters set forth in Evercore’s written opinion, the FMCTI Exchange Ratio (after giving effect to the Technip Merger) pursuant to the Business Combination Agreement was fair, from a financial point of view, to the holders of FMCTI Shares (other than the FMCTI Excluded Shares).

The full text of Evercore’s written opinion, dated May 18, 2016, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Evercore in delivering its opinion, is attached to this Information Document as Annex 8. Evercore’s opinion does not constitute a recommendation to the FMCTI board of directors or to any other persons in respect of the transactions contemplated by the Business Combination Agreement, including as to how any holder of FMCTI Shares should vote or otherwise act with respect to the proposal to adopt the Business Combination Agreement or any other matter. Investors are encouraged to read Evercore’s opinion carefully and in its entirety.

Evercore’s opinion was provided for the information and benefit of the FMCTI board of directors and was delivered to the FMCTI board of directors in connection with its evaluation of whether the FMCTI Exchange Ratio (after giving effect to the Technip Merger) pursuant to the Business Combination Agreement is fair, from a financial point of view, to the holders of FMCTI Shares (other than the FMCTI Excluded Shares), and did not address any other aspects or implications of the transactions contemplated by the Business Combination Agreement. Evercore has consented to the inclusion of a summary of its opinion in this Information Document and the attachment of the full text of its opinion as Annex 8.

Evercore’s opinion necessarily was based upon information made available to Evercore as of May 18, 2016 and financial, economic, market and other conditions as they existed and could be evaluated on such date. Evercore has no obligation to update, revise or reaffirm its opinion based on subsequent

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developments. Evercore’s opinion did not express any opinion as to the price at which the shares of FMCTI or Technip will trade at any time.

The following is a summary of Evercore’s opinion. Investors are encouraged to read carefully in its entirety the full text of Evercore’s written opinion attached as Annex 8 to this Information Document.

In connection with rendering its opinion, Evercore has, among other things:

(i)       reviewed certain publicly available business and financial information relating to FMCTI and Technip that Evercore deemed to be relevant, including publicly available research analysts’ estimates;

(ii)       reviewed publicly available research analyst estimates for FMCTI’s and Technip’s future financial performance;

(iii)       reviewed certain non-public projected financial projections and operating data relating to FMCTI and Technip prepared and furnished to Evercore by the management team of FMCTI, as to FMCTI and Technip, and the management team of Technip, as to Technip, as described below;

(iv)       discussed the past and current operations, the financial projections and the current financial condition of FMCTI and Technip with the management teams of FMCTI and Technip, respectively (including FMCTI’s and Technip’s views on the risks and uncertainties of achieving its projections), and the projected synergies and strategic, financial, operational and other benefits anticipated by the transactions contemplated by the Business Combination Agreement;

(v)       reviewed the reported prices and the historical trading activity of the FMCTI Shares and Technip Shares;

(vi)       compared the financial and operating performance of FMCTI and Technip and certain of their market trading metrics with those of certain other publicly traded companies that Evercore deemed relevant;

(vii)       compared the relative contribution by each of FMCTI and Technip of certain financial metrics Evercore deemed relevant to the relative ownership as implied by FMCTI Exchange Ratio;

(viii)       reviewed a draft of each of the MOU and Business Combination Agreement, each dated May 18, 2016;

(ix)       reviewed the potential financial implications of the transactions contemplated by the Business Combination Agreement for TechnipFMC based on the financial projections and data referred to above relating to FMCTI and Technip;

(x)       reviewed the dividend policy of Technip, as well as the terms and structure of the dividend approved on April 28, 2016 and payable on May 26, 2016; and

(xi)       performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate for purposes of providing the opinion contained in its written opinion.

For purposes of its analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore assumes no liability therefor.

With respect to the projected financial data relating to FMCTI and Technip referred to above (the “FMCTI Management Projections” with respect to the projected financial data relating to FMCTI, and “FMCTI Management Projections of Technip” with respect to the projected financial data relating to Technip, and collectively the “projected financial data”), Evercore assumed that that data had been reasonably prepared on bases reflecting the best then currently available estimates and the good faith judgments of the management of FMCTI and, with respect to the FMCTI Management Projections of Technip, the management of

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FMCTI and Technip, as to the future competitive, operating and regulatory environments and related financial performance of FMCTI and Technip, respectively, under the assumptions reflected therein. Evercore expressed no view as to any projected financial data relating to FMCTI or Technip or the assumptions on which they are based. With respect to the unaudited pro forma synergy estimates for the combined company referred to above, Evercore relied, at the direction of FMCTI, without independent verification, upon the assessments of management of FMCTI as to any such expected synergies. Evercore assumed that FMCTI’s assessment as to the amount of those expected synergies is reasonable. However, Evercore did not incorporate any of those expected synergies into the financial analyses described in this section.

For purposes of delivering its opinion, Evercore assumed that the final versions of all documents reviewed by Evercore in draft form, including the Business Combination Agreement and the MOU, would conform in all material respects to the drafts reviewed by Evercore, that the representations and warranties of each party contained in the Business Combination Agreement and MOU were true and correct in all material respects, that each party would perform in all material respects all of the covenants and agreements required to be performed by it under the Business Combination Agreement and MOU and that all conditions to the consummation of the transactions contemplated by the Business Combination Agreement would be satisfied without material waiver or modification thereof. Evercore further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the transactions contemplated by the Business Combination Agreement would be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on FMCTI or Technip or the consummation of the transactions contemplated by the Business Combination Agreement or materially reduce the benefits of the transactions contemplated by the Business Combination Agreement to the holders of FMCTI Shares.

Evercore did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities of FMCTI or Technip, nor was it furnished with any such appraisals, nor did it evaluate the solvency or fair value of FMCTI or Technip or any subsidiary thereof under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to Evercore as of, May 18, 2016. Evercore utilized an exchange rate of 1.1336 U.S. dollars to Euros as of May 17, 2016 in order to convert the FMCTI Management Projections of Technip from Euros to U.S. dollars, and assumed that this exchange rate was reasonable to utilize for purposes of its analyses and its opinion. Evercore expressed no view or opinion as to any currency or exchange rate fluctuations and assumed that any such fluctuations would not be material to its analyses or its opinion. In addition, Evercore expressed no view as to, and its opinion did not address, foreign currency exchange risks (if any) associated with the transactions contemplated by the Business Combination Agreement or otherwise. It should be understood that developments subsequent to May 18, 2016 may have affected or may affect the opinion and that Evercore does not have any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness, from a financial point of view, of the FMCTI Exchange Ratio (after giving effect to the Technip Merger) to the holders of FMCTI Shares (other than the FMCTI Excluded Shares). Evercore did not express any view on, and its opinion did not address, the fairness, financial or otherwise, of the transactions contemplated by the Business Combination Agreement to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of FMCTI, nor as to the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of FMCTI, or any class of such persons, whether in connection with the transactions contemplated by the Business Combination Agreement or otherwise. Evercore expressed no opinion as to the price at which the FMCTI Shares or the Technip Shares would trade at any time, including as to what the actual value of the TechnipFMC Shares would be when issued in connection with the transactions contemplated by the Business Combination Agreement.

Evercore’s opinion did not address the relative merits of the transactions contemplated by the Business Combination Agreement as compared to other business or financial strategies or opportunities that might be available to FMCTI, nor did it address the underlying business decision of FMCTI to engage in the transactions contemplated by the Business Combination Agreement. With respect to the transactions contemplated by the Business Combination Agreement, Evercore did not recommend any specific exchange ratio to the FMCTI board of directors or FMCTI management or that any specific exchange ratio constituted the only appropriate exchange ratio in the transactions contemplated by the Business Combination Agreement for the holders of FMCTI Shares.

Evercore’s letter did not constitute a recommendation to the FMCTI board of directors or to any other persons in respect of the transactions contemplated by the Business Combination Agreement, including as to how any

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holder of FMCTI Shares or Technip Shares should vote or act in respect of any proposal to adopt the Business Combination Agreement or any other matter. Evercore is not a legal, regulatory, accounting or tax expert and assumed the accuracy and completeness of assessments by FMCTI and its advisors with respect to legal, regulatory, accounting and tax matters.

Evercore’s opinion was only one of many factors considered by the FMCTI board of directors in its evaluation of the transactions contemplated by the Business Combination Agreement and should not be viewed as determinative of the views of the FMCTI board of directors with respect to the transactions contemplated by the Business Combination Agreement or the FMCTI Exchange Ratio pursuant to the Business Combination Agreement.

b)	Summary of Material Financial Analysis by Evercore

The following is a brief summary of the material financial and comparative analyses that Evercore deemed to be appropriate for this type of transaction and that were reviewed with the FMCTI board of directors in connection with delivering Evercore’s opinion:

-	Discounted Cash Flow Analyses;

-	Selected Publicly Traded Companies Analyses—Aggregate; and

-	Selected Publicly Traded Companies Analyses—Sum of the Parts.

In addition to the analyses described above, Evercore also analyzed and reviewed: (i) publicly available share price targets of research analysts’ estimates known to Evercore as of May 17, 2016 (using only research analyst price targets that have been refreshed since April 1, 2016), (ii) the historical trading prices of FMCTI Shares and Technip Shares during the 12-month period ended May 17, 2016 and (iii) the respective financial and operating contribution of FMCTI and Technip to the combined company.

The summary of Evercore’s financial analyses described below is not a complete description of the analyses underlying its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description.

The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Evercore’s analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Evercore’s analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Evercore’s analyses and reviews.

Evercore converted the FMCTI Management Projections of Technip to U.S. dollars using a U.S. dollar to Euro exchange rate of 1.1336, as of May 17, 2016. To the extent that any of the quantitative data used in Evercore’s financial analyses or described in this summary thereof is based on market data, it is based on market data as it existed on or before May 17, 2016 and is not necessarily indicative of current market conditions.

Discounted Cash Flow Analyses

FMCTI

Evercore performed a discounted cash flow analysis of FMCTI to calculate the estimated present value as of June 30, 2016 of the standalone unlevered, after-tax free cash flows that FMCTI was projected to generate from July 1, 2016 through December 31, 2020, in each case, based on the FMCTI Management Projections assuming a cash tax rate of 16.6% in 2016 and 28.0% thereafter, as provided by the management of FMCTI. Evercore calculated a terminal value for FMCTI by applying a range of perpetuity growth rates, based on its professional judgment given the nature of FMCTI and its business and the industries in which it operates, from 1.50% to 2.50%, to the projected standalone unlevered, after-tax free cash flows of FMCTI in the terminal year. Evercore also calculated a terminal value for FMCTI by applying a range of EBITDA exit multiples, based on its professional judgment given the nature of FMCTI and its business and the industries in which it operates, from

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8.50x to 10.50x, to the projected standalone EBITDA of FMCTI in the terminal year. The cash flows and the terminal value were then discounted to present value using a discount rate of 10.25% to 11.25%, based on an estimate of FMCTI’s weighted average cost of capital calculated using the capital asset pricing model, to derive a range of implied enterprise values (“EVs”) for FMCTI. A range of implied equity values for FMCTI was then calculated by reducing the range of implied EVs by the amount of FMCTI’s projected corporate adjustments (calculated as debt plus minority interest less cash and cash equivalents). Evercore’s analysis indicated an implied per share equity value reference range for FMCTI on a standalone basis of approximately $27.71 to $40.32.

Technip

Evercore performed a discounted cash flow analysis of Technip to calculate the estimated present value as of June 30, 2016 of the standalone unlevered, after-tax free cash flows that Technip was projected to generate from July 1, 2016 through December 31, 2020, in each case, based on the FMCTI Management Projections of Technip assuming an effective tax rate of 28%. Evercore calculated a terminal value for Technip by applying a perpetuity growth rate, based on its professional judgment given the nature of Technip and its business and the industries in which it operates, of 1.50% to 2.50%, to the projected standalone unlevered, after-tax free cash flows of Technip in the terminal year. Evercore also calculated a terminal value for Technip by applying a range of EBITDA exit multiples, based on its professional judgment given the nature of Technip and its business and the industries in which it operates, from 4.00x to 5.00x, to the projected standalone EBITDA of Technip in the terminal year. The cash flows and the terminal value were then discounted to present value using a discount rate of 9.5% to 10.5%, based on an estimate of Technip’s weighted average cost of capital calculated using the capital asset pricing model, to derive a range of implied EVs for Technip. A range of implied equity values for Technip was then calculated by adjusting the range of implied EVs by the amount of Technip’s projected corporate adjustments (calculated as debt plus minority interest plus net construction contract liabilities less cash and cash equivalents, and assuming a cash payment of $271 million from Technip’s previously announced dividend to be made payable on May 26, 2016). Evercore’s analysis indicated an implied per share equity value reference range for Technip on a standalone basis of approximately $55.82 to $79.00.

Implied Exchange Ratio

Evercore calculated an implied exchange ratio reference range by first dividing the low end of the implied per share equity value reference range for Technip by the high end of the implied per share equity value reference range for FMCTI indicated by the discounted cash flow analyses. Evercore then divided the high end of the implied per share equity value reference range for Technip by the low end of the implied per share equity value reference range for FMCTI indicated by the discounted cash flow analyses. Evercore assumed for purposes of this analysis that the FMCTI Exchange Ratio in the FMCTI Merger is 1.00 TechnipFMC Share for each FMCTI Share. This analysis indicated that the implied Technip Exchange Ratio in the Technip Merger ranged from 1.3844 to 2.8505. The Technip Exchange Ratio for the Technip Merger is 2.00 TechnipFMC Shares for each Technip Share.

Selected Publicly Traded Companies Analyses—Aggregate

In performing the selected publicly traded companies—aggregate analyses of FMCTI and Technip (the “Selected Publicly Traded Companies—Aggregate”), Evercore reviewed publicly available financial and market information for both companies and the selected public companies listed in the table below. There is no public company that has a similar business mix to FMCTI’s. Though FMCTI is primarily known as a subsea equipment manufacturer, it also has a services component related to the installation and maintenance of its manufactured equipment and business segments that are not driven by its Subsea Technologies business segment. Evercore, based on its professional judgment and experience, deemed these companies most relevant to consider in relation to FMCTI and Technip, respectively, because they are public companies with operations that, for purposes of these analyses, Evercore considered similar to the operations of one or more of the business lines of FMCTI and Technip. For comparable companies used for the Selected Publicly Traded Companies–Aggregate of FMCTI, Evercore considered public companies with comparable lines of businesses operating in the subsea or offshore equipment manufacturing and offshore services sectors and that had adequate research coverage from Wall Street research analysts and a Total Entreprise Value (“TEV”) greater than $500 million. Offshore services

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companies have historically traded at lower valuation multiples than subsea or offshore equipment manufacturing companies even though they have similar demand drivers. Based on its experience with this industry, Evercore exercised its professional judgment to include offshore services companies in the Selected Publicly Traded Companies—Aggregate analyses of FMCTI. For comparable companies used for the Selected Publicly Traded Companies—Aggregate of Technip, Evercore considered public companies with comparable lines of businesses operating in the (i) subsea or offshore equipment manufacturing, (ii) subsea umbilicals, risers and flowlines (“SURF”) services and (iii) engineering and construction (“E&C”), primarily focused on energy end-markets and liquefied natural gas (“LNG”) E&C, sectors and that had adequate research coverage from Wall Street research analysts and a TEV greater than $500 million .

Evercore reviewed, among other things, the TEV of each of the Selected Publicly Traded Companies—Aggregate as a multiple of estimated EBITDA for calendar years 2016 through 2018. Evercore also reviewed TEV as a multiple of estimated earnings before interest and taxes (“EBIT”) as well as a multiple of P/E. TEV was calculated for purposes of these analyses as equity value (based on the per share closing price of each Selected Publicly Traded Company—Aggregate on May 17, 2016), multiplied by the fully diluted number of the respective company’s outstanding equity securities on that date, plus debt, plus minority interest, plus, in the case of Technip Engineering and Construction peers, net contract liabilities, less cash and cash equivalents (as set forth in the most recent publicly available balance sheet of such company). The financial data of the Selected Publicly Traded Companies—Aggregate used by Evercore for this analysis were based on consensus estimates from FactSet Research Systems Inc. (“FactSet”) and the I/B/E/S. Evercore also considered for purposes of its analyses (i) in the case of FMCTI, FactSet and I/B/E/S consensus estimates and the FMCTI Management Projections and (ii) in the case of Technip, FactSet and I/B/E/S consensus estimates and the FMCTI Management Projections of Technip. The multiples for each of the Selected Publicly Traded Companies—Aggregate and comparison metrics for each of FMCTI and Technip are set forth in the tables below.

FMCTI

	Equity Value	Enterprise Value	Price / EPS			EV / EBIT			EV / EBITDA
Company	(dollars in millions)		2016E	2017E	2018E	2016E	2017E	2018E	2016E	2017E	2018E
Subsea
National Oilwell Varco, Inc.	$12,440	$14,138	NM	NM	31.8x	NM	NM	20.5x	57.0x	21.2x	10.1x
Tenaris S.A.	15,872	14,461	NM	32.5x	23.5	NM	21.7x	16.2	18.3	11.1	9.3
Dril-Quip, Inc.	2,266	14,461	23.1x	40.7	24.4	14.3x	27.0	14.8	11.5	18.7	12.4
Forum Energy Technologies, Inc.	1,592	1,857	NM	NM	36.2	NM	NM	21.2	NM	47.0	12.6
Aker Solutions ASA	983	1,075	18.1	26.6	23.2	9.4	13.9	11.7	4.9	6.0	5.5
Hunting PLC	616	774	NM	67.4	24.8	NM	59.4	19.9	NM	11.7	8.4
Chart Industries, Inc.	745	815	43.1	27.1	16.7	18.5	13.9	9.6	10.5	8.4	7.0
Mean			28.1x	38.9x	25.8x	14.0x	27.2x	16.3x	20.5x	17.7x	9.3x
Median			23.1	32.5	24.4	14.3	21.7	16.2	11.5	11.7	9.3
Offshore Services
Oceaneering International, Inc.	$3,261	3,691	31.4x	34.0x	20.5x	20.0x	21.2x	13.0x	8.8x	9.0x	7.3x
Frank’s International NV	3,243	2,640	NM	NM	53.1	NM	NM	26.2	21.3	18.1	12.7
Helix Energy Solutions Group, Inc.	810	1,054	NM	NM	53.5	NM	28.5	12.2	9.0	6.0	4.9
Mean			31.4x	34.0x	42.4x	20.0x	24.9x	17.1x	13.0x	11.1x	8.3x
Median			31.4	34.0	53.1	20.0	24.9	13.0	9.0	9.0	7.3
FMCTI Consensus	$6,741	$6,967	27.3x	27.9x	19.7x	18.0x	18.6x	14.1x	11.2x	11.4x	9.5x

NM: not meaningful

Technip

-	Equity Value	Enterprise Value	Price / EPS			EV / EBIT			EV / EBITDA
Company	(dollars in millions)		2016E	2017E	2018E	2016E	2017E	2018E	2016E	2017E	2018E
Subsea Equipment			-	-	-	-	-	-	-	-	-
National Oilwell Varco, Inc.	$12,440	$14,138	NM	NM	31.8x	NM	NM	20.5x	57.0x	21.2x	10.1x
FMCTI	6,741	6,967	27.3x	27.9x	19.7	18.0x	18.6x	14.1	11.2	11.4	9.5
Dril-Quip, Inc.	2,266	1,843	23.1	40.7	24.4	14.3	27.0	14.8	11.5	18.7	12.4

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	Equity Value	Enterprise Value	Price / EPS			EV / EBIT			EV / EBITDA
Company	(dollars in millions)		2016E	2017E	2018E	2016E	2017E	2018E	2016E	2017E	2018E
Forum Energy Technologies, Inc.	1,592	1,857	NM	NM	36.2	NM	NM	21.2	NM	47.0	12.6
Aker Solutions ASA	983	1,075	18.1	26.6	23.2	9.4	13.9	11.7	4.9	6.0	5.5
Mean			22.8x	31.7x	27.1x	13.9x	19.8x	16.5x	21.2x	20.9x	10.0x
Median			23.1	27.9	24.4	14.3	18.6	14.8	11.3	18.7	10.1
Installers			-	-	-	-	-	-	-	-	-
Saipem S.p.A.	$4,285	$6,693	14.4x	16.3x	9.3x	11.0x	13.9x	12.7x	4.6x	5.1x	4.9x
Petrofac Limited	4,100	4,788	NM	9.7	8.9	8.2	7.6	7.7	6.0	5.4	5.4
Subsea 7 S.A.	2,824	2,163	12.5	35.0	23.7	7.1	29.4	16.7	3.0	4.3	3.8
McDermott International, Inc.	1,168	1,373	NM	NM	NM	10.0	11.4	9.6	5.7	5.7	5.3
Mean			13.4x	20.3x	14.0x	9.1x	15.6x	11.7x	4.8x	5.1x	4.9x
Median			13.4	16.3	9.3	9.1	12.7	11.2	5.1	5.3	5.1
Offshore Services			-	-	-	-	-	-	-	-	-
Oceaneering International, Inc.	$3,261	3,691	31.4x	34.0x	20.5x	20.0x	21.2x	13.0x	8.8x	9.0x	7.3x
Frank’s International NV	3,243	2,640	NM	NM	53.1	NM	NM	26.2	21.3	18.1	12.7
Helix Energy Solutions Group, Inc.	810	1,054	NM	NM	53.5	NM	28.5	12.2	9.0	6.0	4.9
Mean			31.4x	34.0x	42.4x	20.0x	24.9x	17.1x	13.0x	11.1x	8.3x
Median			31.4	34.0	53.1	20.0	24.9	13.0	9.0	9.0	7.3
Engineering and Construction			-	-	-	-	-	-	-	-	-
AECOM	$4,950	$9,151	10.1x	9.4x	8.5x	10.6x	9.3x	8.9x	8.7x	8.0x	7.2x
Fluor Corporation	7,093	7,051	14.9	14.5	13.5	8.3	8.4	8.5	6.8	6.9	6.6
Chicago Bridge & Iron Co. NV	4,073	6,051	7.6	7.6	8.3	6.8	6.9	7.9	6.0	6.1	6.5
Jacobs Engineering Group Inc.	6,080	6,323	16.4	15.0	14.9	12.6	10.7	11.1	9.8	8.8	9.1
KBR, Inc.	2,068	1,287	11.2	11.7	11.4	4.7	5.1	5.3	4.3	4.6	4.5
Mean			12.0x	11.6x	11.3x	8.6x	8.1x	8.3x	7.1x	6.9x	6.8x
Median			11.2	11.7	11.4	8.3	8.4	8.5	6.8	6.9	6.6
Technip Consensus	$6,275	$5,800	10.4x	14.8x	16.1x	6.1x	8.5x	9.6x	4.5x	5.7x	6.3x

Based on its review of the Selected Publicly Traded Companies—Aggregate and its experience and professional judgment, Evercore then applied (i) a reference range of multiples to the estimated metric for FMCTI for the calendar year ending 2016, the calendar year ending 2017 and the calendar year ending 2018 and (ii) a reference range of multiples to the estimated metric for Technip for the calendar year ending 2016, the calendar year ending 2017 and the calendar year ending 2018, as described below:

	FMCTI Selected Multiples			Implied FMCTI Valuation Range			Technip Selected Multiples			Implied Technip Valuation Range

	Low	High		Low	High		Low	High		Low	High
(dollars in millions) EBITDA
2016E	9.0x	-	14.0x	$5,093	-	$ 7,923	4.0x	-	7.0x	$5,200	-	$ 9,100
2017E	9.0x	-	14.0x	$5,884	-	$ 9,153	4.5x	-	7.5x	$5,012	-	$ 8,353
2018E	7.0x	-	12.0x	$5,914	-	$10,138	4.0x	-	7.0x	$5,127	-	$ 8,972
EBIT
2016E	10.0x	-	18.0x	$3,226	-	$ 5,807	7.0x	-	11.0x	$6,958	-	$10,934
2017E	14.0x	-	22.0x	$6,223	-	$ 9,779	7.5x	-	13.0x	$6,057	-	$10,499
2018E	12.0x	-	16.0x	$7,120	-	$ 9,494	8.0x	-	12.0x	$7,805	-	$11,708
P/E
2016E	NM	-	NM	NA	-	NA	10.5x	-	15.0x	$6,171	-	$ 9,019
2017E	NM	-	NM	NA	-	NA	10.0x	-	15.0x	$4,303	-	$ 6,691
2018E	20.0x	-	25.0x	$8,130	-	$10,106	9.0x	-	14.0x	$4,787	-	$ 7,710
Selected Reference Value Range				$5,500	-	$9,500				$5,000	-	$9,000

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In each case, the estimated metric was based on the FMCTI Management Projections and the FMCTI Management Projections of Technip. Based on its experience and professional judgment, Evercore then selected a TEV reference range of $5,550 million to $9,500 million for FMCTI and a TEV range of $5,000 million to $9,000 million for Technip. After adjusting for corporate adjustments, these analyses indicated a per share implied equity value reference range for FMCTI of approximately $22.93 to $40.32 and Technip of $45.79 to $79.00.

Implied Exchange Ratio

Evercore calculated an implied exchange ratio reference range by first dividing the low end of the implied per share equity value reference range for Technip by the high end of the implied per share equity value reference range for FMCTI indicated by the Selected Publicly Traded Companies—Aggregate analyses. Evercore then divided the high end of the implied per share equity value reference range for Technip by the low end of the implied per share equity value reference range for FMCTI indicated by the Selected Publicly Traded Companies—Aggregate analyses. Evercore assumed for purposes of this analysis that the FMCTI Exchange Ratio in the FMCTI Merger is 1.00 TechnipFMC Share for each FMCTI Share. This analysis indicated that the implied Technip Exchange Ratio in the Technip Merger ranged from 1.1357 to 3.4450. The Technip Exchange Ratio for the Technip Merger is 2.00 TechnipFMC Shares for each Technip Share.

Selected Publicly Traded Companies Analyses—Sum of the Parts

In performing the selected publicly traded companies—sum of the parts analyses of FMCTI and Technip (the “Selected Publicly Traded Companies—Sum of the Parts”), Evercore reviewed publicly available financial and market information for both companies and the selected public companies listed in the table below. Evercore, based on its professional judgment and experience, deemed these companies most relevant to consider in relation to FMCTI and Technip, respectively, because they are public companies with operations that, for purposes of these analyses, Evercore considered similar to the operations of one or more of the business lines of FMCTI and Technip. For comparable companies used for the Selected Publicly Traded Companies–Sum of the Parts of FMCTI, Evercore considered public companies that specifically operated primarily in (i) subsea or offshore equipment manufacturing and (ii) the more broad onshore and offshore equipment manufacturing and services sectors and that had adequate research coverage from Wall Street research analysts and a TEV greater than $500 million. Evercore determined that public companies that operated within these sectors best represented a comparison to FMCTI’s individual business lines and reportable business segments. In determining the best comparable companies to use for its Selected Publicly Traded Companies—Sum of the Parts analyses, Evercore deemed it appropriate to evaluate the comparable companies in the context of FMCTI’s reportable business segments. FMCTI has three reportable segments: Subsea Technologies, Surface Technologies and Energy Infrastructure. Based on its 2015 results, the Subsea Technologies segment generated 71%, Surface Technologies generated 23% and Energy Infrastructure generated 6% of FMCTI’s total revenues, respectively. For its analysis, Evercore deemed it appropriate to group comparable companies for the Surface Technologies and Energy Infrastructure segments together. The comparable companies used in its analysis of the Surface Technologies / Energy Infrastructure segment have fundamentally different business drivers than FMCTI’s Subsea Technologies segment. In particular, onshore-directed capital spending and onshore drilling and completion activity are the primary business drivers for these comparable companies. Based on its experience with the industry, Evercore determined to focus its review on comparable companies that operated in similar lines of business as FMCTI’s Surface Technologies and Energy Infrastructure segments and where demand is primarily driven by onshore-directed capital spending and onshore drilling and completion activity. For the same reason, Evercore determined to exclude offshore services companies from the Selected Publicly Traded Companies—Sum of the Parts of FMCTI because Evercore determined that it was more accurate to analyze the data comparable to FMCTI’s reportable business segments, as described above in this paragraph. Offshore service companies have historically traded at lower valuation multiples than subsea or offshore equipment manufacturing companies even though they have similar demand drivers. Based on its experience with this industry, Evercore exercised its professional judgment to exclude offshore services companies from the Selected Publicly Traded Companies—Sum of the Parts of FMCTI. For comparable companies used for the Selected Publicly Traded Companies–Sum of the Parts of Technip, Evercore considered public companies that specifically operated primarily in the (i) subsea or offshore equipment manufacturing, (ii) subsea umbilicals,

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risers and flowlines (“SURF”) services and (iii) engineering and construction (“E&C”), primarily focused on energy end-markets and LNG, sectors and that had adequate research coverage from Wall Street research analysts and a TEV greater than $500 million. Evercore determined that public companies that operated within these sectors best represented a comparison to Technip’s individual business lines and reportable business segments.

Evercore reviewed, among other things, the TEV of each of the Selected Publicly Traded Companies—Sum of the Parts as a multiple of estimated EBITDA for calendar years 2016 through 2018. Evercore also reviewed TEV as a multiple of EBIT as well as P/E. TEVs were calculated for purposes of these analyses as equity value (based on the per share closing price of each Selected Publicly Traded Company – Sum of the Parts on May 17, 2016), multiplied by the fully diluted number of the respective company’s outstanding equity securities on that date, plus debt, plus minority interest, plus, in the case of Technip Engineering and Construction peers, net contract liabilities, less cash and cash equivalents (as set forth in the most recent publicly available balance sheet of such company). The financial data of the Selected Publicly Traded Companies—Aggregate used by Evercore for this analysis were based on FactSet and I/B/E/S consensus estimates. Evercore also considered for purposes of its analysis (i) in the case of FMCTI, FactSet and I/B/E/S consensus estimates and the FMCTI Management Projections and (ii) in the case of Technip, FactSet and I/B/E/S consensus estimates and the FMCTI Management Projections of Technip. The multiples for each of the Selected Publicly Traded Companies—Sum of the Parts and comparison metrics for each of FMCTI and Technip are set forth in the tables below.

FMCTI

-	Equity Value	Enterprise Value	Price / EPS			EV / EBIT			EV / EBITDA
Company	(dollars in millions		2016E	2017E	2018E	2016E	2017E	2018E	2016E	2017E	2018E
SUBSEA			-	-	-	-	-	-	-	-	-
National Oilwell Varco, Inc.	$12,440	$14,138	NM	NM	31.8x	NM	NM	20.5x	57.0x	21.2x	10.1x
Dril-Quip, Inc.	2,266	1,843	23.1x	40.7x	24.4	14.3x	27.0x	14.8	11.5	18.7	12.4
Forum Energy Technologies, Inc.	1,592	1,857	NM	NM	36.2	NM	NM	21.2	NM	47.0	12.6
Aker Solutions ASA	983	1,075	18.1	26.6	23.2	9.4	13.9	11.7	4.9	6.0	5.5
Hunting PLC	616	774	NM	67.4	24.8	NM	59.4	19.9	NM	11.7	8.4
Mean			20.6x	44.9x	28.1x	11.8x	33.4x	17.6x	24.5x	20.9x	9.8x
Median			20.6	40.7	24.8	11.8	27.0	19.9	11.5	18.7	10.1
SURFACE / ENERGY INFRASTRUCTURE			-	-	-	-	-	-	-	-	-
Weatherford International plc	$4,480	$15,398	NM	NM	41.9x	NM	NM	22.7x	45.1x	16.8x	9.9x
National Oilwell Varco, Inc.	12,440	14,138	NM	NM	31.8	NM	NM	20.5	57.0	21.2	10.1
Tenaris S.A.	15,872	14,461	NM	32.5x	23.5	NM	21.7x	16.2	18.3	11.1	9.3
Weir Group PLC	3,732	4,547	19.8x	17.5	14.7	15.2x	14.3	12.1	12.0	10.6	9.3
Forum Energy Technologies, Inc.	1,592	1,857	NM	NM	36.2	NM	NM	21.2	NM	47.0	12.6
Oil States International, Inc.	1,633	1,632	NM	NM	NM	NM	NM	43.9	36.6	22.8	10.3
Mean			19.8x	25.0x	29.6x	15.2x	18.0x	22.8x	33.8x	21.6x	10.3x
Median			19.8	25.0	31.8	15.2	18.0	20.9	36.6	19.0	10.0

Technip

	Equity Value	Enterprise Value	Price / EPS			EV / EBIT			EV / EBITDA
Company	(dollars in millions)		2016E	2017E	2018E	2016E	2017E	2018E	2016E	2017E	2018E
SUBSEA			-	-	-	-	-	-	-	-	-
Subsea Equipment			-	-	-	-	-	-	-	-	-
National Oilwell Varco, Inc.	$12,440	$14,138	NM	NM	31.8x	NM	NM	20.5x	57.0x	21.2x	10.1x
FMCTI	6,741	6,967	27.3x	27.9x	19.7	18.0x	18.6x	14.1	11.2	11.4	9.5
Dril-Quip, Inc.	2,266	1,843	23.1	40.7	24.4	14.3	27.0	14.8	11.5	18.7	12.4
Forum Energy Technologies, Inc.	1,592	1,857	NM	NM	36.2	NM	NM	21.2	NM	47.0	12.6
Aker Solutions ASA	983	1,075	18.1	26.6	23.2	9.4	13.9	11.7	4.9	6.0	5.5

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	Equity Value	Enterprise Value	Price / EPS			EV / EBIT			EV / EBITDA
Company	(dollars in millions)		2016E	2017E	2018E	2016E	2017E	2018E	2016E	2017E	2018E
Mean			22.8x	31.7x	27.1x	13.9x	19.8x	16.5x	21.2x	20.9x	10.0x
Median			23.1	27.9	24.4	14.3	18.6	14.8	11.3	18.7	10.1
Installers			-	-	-	-	-	-	-	-	-
Saipem S.p.A.	$4,285	$6,693	14.4x	16.3x	9.3x	11.0x	13.9x	12.7x	4.6x	5.1x	4.9x
Petrofac Limited	4,100	4,788	NM	9.7	8.9	8.2	7.6	7.7	6.0	5.4	5.4
Subsea 7 S.A.	2,824	2,163	12.5	35.0	23.7	7.1	29.4	16.7	3.0	4.3	3.8
McDermott International, Inc.	1,168	1,373	NM	NM	NM	10.0	11.4	9.6	5.7	5.7	5.3
Mean			13.4x	20.3x	14.0x	9.1x	15.6x	11.7x	4.8x	5.1x	4.9x
Median			13.4	16.3	9.3	9.1	12.7	11.2	5.1	5.3	5.1
Offshore Services			-	-	-	-	-	-	-	-	-
Oceaneering International, Inc.	$3,261	$3,691	31.4x	34.0x	20.5x	20.0x	21.2x	13.0x	8.8x	9.0x	7.3x
Frank’s International NV	3,243	2,640	NM	NM	53.1	NM	NM	26.2	21.3	18.1	12.7
Helix Energy Solutions Group, Inc.	810	1,054	NM	NM	53.5	NM	28.5	12.2	9.0	6.0	4.9
Mean			31.4x	34.0x	42.4x	20.0x	24.9x	17.1x	13.0x	11.1x	8.3x
Median			31.4	34.0	53.1	20.0	24.9	13.0	9.0	9.0	7.3
ONSHORE / OFFSHORE			-	-	-	-	-	-	-	-	-
Engineering and Construction			-	-	-	-	-	-	-	-	-
AECOM	$4,950	$9,151	10.1x	9.4x	8.5x	10.6x	9.3x	8.9x	8.7x	8.0x	7.2x
Fluor Corporation	7,093	7,051	14.9	14.5	13.5	8.3	8.4	8.5	6.8	6.9	6.6
Chicago Bridge & Iron Co. NV	4,073	6,051	7.6	7.6	8.3	6.8	6.9	7.9	6.0	6.1	6.5
Jacobs Engineering Group Inc.	6,080	6,323	16.4	15.0	14.9	12.6	10.7	11.1	9.8	8.8	9.1
KBR, Inc.	2,068	1,287	11.2	11.7	11.4	4.7	5.1	5.3	4.3	4.6	4.5
Mean			12.0x	11.6x	11.3x	8.6x	8.1x	8.3x	7.1x	6.9x	6.8x
Median			11.2	11.7	11.4	8.3	8.4	8.5	6.8	6.9	6.6

Based on its review of the Selected Publicly Traded Companies—Sum of the Parts and its experience and professional judgment, Evercore then applied (i) a reference range of multiples to the estimated metric for FMCTI for the calendar year ending 2016, the calendar year ending 2017 and the calendar year ending 2018 and (ii) a reference range of multiples to the estimated metric for Technip for the calendar year ending 2016, the calendar year ending 2017 and the calendar year ending 2018, as set forth below:

	FMCTI Selected Multiples			Implied FMCTI Valuation Range				Technip Selected Multiples			Implied Technip Valuation Range
	Low	High		Low	High			Low	High		Low	High
(dollars in millions) Subsea							Subsea
EBITDA							EBITDA
2016E	12.0x	-	18.0x	$5,510	-	$ 8,265	2016E	3.5x	-	8.0x	$3,416	-	$7,808
2017E	9.0x	-	19.0x	$3,854	-	$ 8,137	2017E	4.5x	-	8.0x	$3,198	-	$5,685
2018E	7.0x	-	12.5x	$3,762	-	$ 6,717	2018E	4.0x	-	7.0x	$3,531	-	$6,178
EBIT							EBIT
2016E	NM	-	NM	NA	-	NA	2016E	7.5x	-	11.0x	$5,364	-	$7,867
2017E	NM	-	NM	NA	-	NA	2017E	8.0x	-	14.0x	$3,599	-	$6,299
2018E	13.0x	-	18.0x	$4,930	-	$ 6,826	2018E	8.0x	-	13.0x	$4,975	-	$8,085
Selected Valuation Range				$3,800	-	$7,000					$3,500	-	$6,500
Surface / Energy Infrastructure							Onshore / Offshore
EBITDA							EBITDA
2016E	12.0x	18.0x		$1,281	-	$ 1,921	2016E	6.0x	-	9.0x	$1,945	-	$2,917

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2017E	11.0x	17.0x	$2,480	-	$ 3,833	2017E	6.0x	-	8.0x	$2,418	-	$3,224
2018E	9.5x	11.5x	$2,921	-	$ 3,536	2018E	6.0x	-	8.0x	$2,395	-	$3,193
EBIT						EBIT
2016E	NM	NM	NA	-	NA	2016E	6.5x	-	10.0x	$1,812	-	$2,788
2017E	NM	NM	NA	-	NA	2017E	6.5x	-	9.0x	$2,325	-	$3,219
2018E	12.5x	20.0x	$4,930	-	$ 4,282	2018E	7.0x	-	9.0x	$2,476	-	$3,184
Selected Valuation Range			$2,600	-	$3,500					$2,00	-	$3,000
Summary Valuation Range			$6,400	-	$10,500					$5,500	-	$9,500

In each case, the estimated metric was based on the FMCTI Management Projections and FMCTI Management Projections of Technip. Based on its experience and professional judgment, Evercore then selected (i) a TEV reference range of $3,800 million to $7,000 million for FMCTI’s Subsea Technologies segment and $2,600 million to $3,500 million for FMCTI’s Surface Technologies and Energy Infrastructure segments and (ii) a TEV range of $3,500 million to $6,500 million for Technip’s Subsea segment and $2,000 million to $3,000 million for Technip’s Onshore/Offshore segment. After adjusting for corporate adjustments, these analyses indicated a per share implied equity value reference range for FMCTI of approximately $26.84 to $44.67 and for Technip of $49.98 to $83.13.

Implied Exchange Ratio

Evercore calculated an implied exchange ratio reference range by first dividing the low end of the implied per share equity value reference range for Technip by the high end of the implied per share equity value reference range for FMCTI indicated by the Selected Publicly Traded Companies—Sum of the Part analyses. Evercore then divided the high end of the implied per share equity value reference range for Technip by the low end of the implied per share equity value reference range for FMCTI indicated by the Selected Publicly Traded Companies—Sum of the Parts analyses. Evercore assumed for purposes of this analysis that the FMCTI Exchange Ratio in the FMCTI Merger is 1.00 TechnipFMC Share for each FMCTI Share. This analysis indicated that the implied Technip Exchange Ratio in the Technip Merger ranged from 1.1188 to 3.0967. The Technip Exchange Ratio for the Technip Merger is 2.00 TechnipFMC Shares for each Technip Share.

Other Factors

Evercore also reviewed and considered other factors, which were not considered part of its financial analyses in connection with rendering its advice, but were referenced for informational purposes, including, among other things, research analyst price targets, the last 12-month trading range and a contribution analysis, Evercore noted to the FMCTI board of directors that none of the foregoing constituted a valuation methodology. Evercore presented these factors to the FMCTI board of directors for informational purposes only.

Research Analyst Price Targets

Evercore reviewed publicly available share price targets of research analysts’ estimates known to Evercore as of May 17, 2016 (using only research analyst price targets that have been refreshed since April 1, 2016) as summarized in the table below.

	FMCTI	Technip [1]
Number of Research Analyst Price Targets Refreshed since April 1, 2016	33	23
High Target Price Per Share	$45.00	$76.94
Low Target Price Per Share	$21.00	$40.79
Median Target Price Per Share	$32.00	$59.67
Mean Target Price Per Share	$32.39	$58.21

1 Each target price per Technip Share is shown after conversion to U.S. dollars using a U.S. dollar to Euro exchange rate of 1.1336, as of May 17, 2016.

Evercore calculated an implied exchange ratio reference range by first dividing the low end of the share price target range for Technip by the high end of the share price target range for FMCTI. Evercore then divided the

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high end of the share price target range for Technip by the low end of the share price target range for FMCTI. Evercore assumed for purposes of this review that the FMCTI Exchange Ratio in the FMCTI Merger is 1.00 TechnipFMC Share for each FMCTI Share. This indicated that the implied Technip Exchange Ratio in the Technip Merger ranged from 0.9065 to 3.6639. The Technip Exchange Ratio for the Technip Merger is 2.00 TechnipFMC Shares for each Technip Share.

Last 12 Month Trading Range

Evercore reviewed historical trading prices of FMCTI Shares and Technip Shares during the 12-month period ended May 17, 2016, noting that the low and high closing prices during such period ranged from $22.77 to $43.25 for FMCTI and $39.72 to $70.72 for Technip. Evercore calculated an implied exchange ratio reference range by dividing the low end of the historical trading price range for Technip by the high end of the historical trading price range for FMCTI and by dividing the high end of the historical trading price range for Technip by the low end of the historical trading price range for FMCTI. Evercore assumed for purposes of this review that the FMCTI Exchange Ratio in the FMCTI Merger is 1.00 TechnipFMC Share for each FMCTI Share. This indicated that the implied Technip Exchange Ratio in the Technip Merger ranged from 0.9102 to 3.1058. The Technip Exchange Ratio for the Technip Merger is 2.00 TechnipFMC Shares for each Technip Share.

Contribution Analysis

Evercore analyzed the respective contributions of FMCTI and Technip to the combined company using specific historical and estimated future financial metrics, including the relative contribution of revenue, EBITDA, EBIT, net income, free cash flow, book value of equity and net property plant and equipment of the combined company, based on the FMCTI Management Projections and the FMCTI Management Projections of Technip. Evercore then analyzed such contributions on a levered basis (by taking into consideration each company’s corporate adjustments from its unlevered contribution to EV, where applicable), as of the end of calendar years 2015 (on a pro forma basis), 2016E, 2017E and 2018E. This analysis indicated the relative contributions of FMCTI and Technip and the implied exchange ratios of Technip Shares for each FMCTI Share for calendar years 2015 (pro forma), 2016, 2017 and 2018, respectively.

	2015A – 2018 E				Implied Exchange
	Implied Exchange				Ratio Range
Ratio Range
	Low	High			Low	High
Revenue	4.1489x	-	5.4732x	2015A	0.2500x	-	4.6798x
EBITDA	3.2635x	-	4.9417x	2016E	4.9417x	-	6.6277x
EBIT	3.5371x	-	6.6277x	2017E	3.2519x	-	4.9238x
Net Income	0.2500x	-	5.0018x	2018E	2.9585x	-	5.0009x
Free Cash Flow	3.8011x	-	5.0009x
Book Value of Equity	3.8755x	-	3.8755x
Net PP&E	4.6825x	-	4.6825x

The seven different financial metrics Evercore analyzed over the respective calendar years implied an exchange ratio range of 0.25 to 6.63. Furthermore, Evercore predominantly focused on the exchange ratios implied for EBITDA and EBIT, since Evercore considered EBITDA to be the most relevant for this analysis, followed by EBIT. Because of the difficult energy market operating environment at the time, Evercore also focused its evaluation predominantly on 2017E and 2018E in particular. Evercore assumed for purposes of this review that the FMCTI Exchange Ratio in the FMCTI Merger is 1.00 TechnipFMC Share for each FMCTI Share. Based on its experience and professional judgment, Evercore then selected a reference Technip Exchange Ratio in the Technip Merger range of 3.00 to 4.00. The Technip Exchange Ratio for the Technip Merger is 2.00 TechnipFMC Shares for each Technip Share.

Miscellaneous

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In arriving at its opinion, Evercore did not draw, in isolation, conclusions from or with regard to any factor or analysis considered by it. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses. The order of the analyses and reviews described in the summary above and the results thereof do not represent the relative importance or weight given to these analyses and reviews by Evercore. Considering selected portions of the analyses and reviews in the summary set forth above, without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Evercore’s opinion. Evercore may have considered various assumptions more or less probable than other assumptions, so the range of valuations and implied exchange ratios resulting from any particular analysis should therefore not be taken to represent Evercore’s view of the value of FMCTI or Technip.

For purposes of its analyses and reviews, Evercore considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of FMCTI, Technip and their advisors. No company or business used in Evercore’s analyses and reviews as a comparison is identical to FMCTI or Technip, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Evercore’s analyses and reviews. The estimates contained in Evercore’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Evercore’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Evercore’s analyses and reviews are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results or values are materially different from those contained in such estimates.

Pursuant to the terms of Evercore’s engagement, Evercore provided FMCTI with financial advisory services to the FMCTI board of directors in connection with the transactions contemplated by the Business Combination Agreement, including the delivery of its opinion as to the fairness, from a financial point of view, of the FMCTI Exchange Ratio (after giving effect to the Technip Merger) to the holders of FMCTI Shares (other than the FMCTI Excluded Shares). Under the terms of Evercore’s engagement letter with FMCTI dated February 11, 2016, FMCTI has agreed to pay Evercore certain fees for its services in connection with its engagement, including an opinion fee and a success fee. Evercore is entitled to receive an opinion fee of $6.5 million (regardless of the conclusion reached in that opinion), which Evercore earned upon delivery of its opinion to the FMCTI board of directors. In addition, Evercore is entitled to receive a success fee of an additional $26.0 million (i.e., a total of $32.5 million), which Evercore will earn upon the consummation of the transactions contemplated by the Business Combination Agreement. In the event that FMCTI receives a termination fee from Technip in connection with the termination of the Business Combination Agreement, Evercore is entitled to receive 10% thereof net of FMCTI’s expenses in connection with the transactions contemplated by the Business Combination Agreement (including the recovery of the termination fee). However, Evercore’s payment related to a termination fee cannot exceed $13 million.

In addition, FMCTI has agreed to reimburse Evercore for its reasonable out-of-pocket expenses (including legal fees, expenses and disbursements) incurred in connection with its engagement and to indemnify Evercore and any of its members, partners, officers, directors, advisors, representatives, employees, agents, affiliates or controlling persons, if any, against certain liabilities and expenses arising out of Evercore’s engagement, any services performed by Evercore in connection therewith or any transaction contemplated thereby.

Prior to the date of its opinion, in October 2015, Evercore was also engaged by FMCTI to provide periodic strategic shareholder relationship advisory services for a customary annual retainer, a portion of which would be creditable against a financial advisory transaction fee payable by FMCTI. Under the terms of Evercore’s engagement letter relating to the transactions contemplated by the Business Combination Agreement, any fees paid by Evercore under this annual retainer relationship prior to the consummation of the Mergers will be fully credited against the $32.5 million success fee. Evercore and its affiliates in the future may provide financial

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advisory and other services to FMCTI, Technip, TechnipFMC and their respective affiliates, for which Evercore may receive compensation, including the reimbursement of expenses.

During the two-year period prior to the date hereof, in addition to its engagement in connection with the transactions contemplated by the Business Combination Agreement and its engagement to provide periodic strategic shareholder relationship advisory services, no material relationship existed between Evercore and its affiliates, on the one hand, and FMCTI, Technip or any of their respective affiliates, on the other hand, pursuant to which compensation was received by Evercore or its affiliates as a result of such a relationship.

In the ordinary course of business, Evercore or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of FMCTI, TechnipFMC, Technip and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

The issuance of Evercore’s opinion was approved by an opinion committee of Evercore.

The FMCTI board of directors engaged Evercore to act as a financial advisor to FMCTI based on its qualifications, experience and reputation, as well as its familiarity with the business of FMCTI. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

2.6.	Consequences of the Mergers

2.6.1.	Consequences for TechnipFMC and its shareholders

a)	Estimated Impact of the Technip Merger on the Net Equity

The table below sets forth the estimated impact of the Mergers on the net equity of TechnipFMC on the basis of the Technip and FMCTI individual accounts as of June 30, 2016:

(In millions of U.S. dollars, unless indicated)	Number of shares	Share Capital	Merger Premium
Situation before the Mergers	50,001	0.1	-
Impact in terms of the total number of shares created on the basis of the Technip and FMCTI individual accounts as of June 30, 2016	467,800,208	467.8	9,618.4
Situation after the Mergers on the basis of the Technip and FMCTI individual accounts as of June 30, 2016	467,850,209	467.9	9,618.4

It is specified that the information provided in the table above is estimated as of June 30, 2016 on the basis of (i) the number of Technip Shares issued and outstanding excluding treasury shares, which will be exchanged for TechnipFMC Shares and (ii) the number of Shares of FMCTI common stock issued and outstanding excluding treasury shares, including FMCTI unvested restricted stock, which will be exchanged for TechnipFMC Shares. The impact of the Mergers on the individual net equity of TechnipFMC will only be known definitively after the completion of the Mergers and after having applied the adjustments made in accordance with the accounting standards applicable to TechnipFMC.

b)	Simplified Organization Chart Following Completion of the Mergers

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As at the Effective Times of the Mergers, it is expected that the structure chart of the group be as follows:

*Immediately following the consummation of the Mergers, it is expected that former Technip stockholders will own approximately 50.9% of TechnipFMC and former FMCTI stockholders will own approximately 49.1% of TechnipFMC, on a fully diluted basis, based on the respective capitalizations of FMCTI and Technip as of the date the parties entered into the MOU. FMCTI will be held by TechnipFMC through one or more wholly owned holding companies.

TechnipFMC Limited will be re-registered as a public limited company by the Effective Times of the Mergers at the latest, and renamed TechnipFMC plc.

c)	Contemplated Changes to the Board of Directors and Senior Management

As of the date of this Information Document, the board of directors of TechnipFMC is comprised of a sole director, Tore Halvorsen.

As at the Effective Times of the Mergers, it is contemplated that the board of directors and Senior Managers of TechnipFMC be composed as follows:

Board of Directors

Subject to the completion of the Mergers, the following persons would become members of the board of directors of TechnipFMC in replacement of the current member:

-	Thierry Pilenko Executive Chairman

-	Douglas J. Pferdehirt Chief Executive Officer

As of the date of this Information Document, neither Technip nor FMCTI has designated the other persons who will serve as directors of TechnipFMC.

Committees of the TechnipFMC Board of Directors

As at the Effective Times of the Mergers, the TechnipFMC board of directors is expected to form an Audit Committee, a Nominating and Corporate Governance Committee, a Compensation Committee and a Strategy Committee.

Management of TechnipFMC

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Subject to the completion of the Mergers, Thierry Pilenko will serve as Executive Chairman of TechnipFMC and Douglas J. Pferdehirt will serve as Chief Executive Officer of TechnipFMC.

Subject to the completion of the Mergers, the following executives will serve as officers of TechnipFMC:

-	Richard Alabaster President Surface Technologies

-	Brad Beitler Executive Vice President Technology and R&D

-	Barry Glickman President Subsea Services

-	Hallvard Hasselknippe President Subsea Projects

-	Maryann Mannen Executive Vice President and Chief Financial Officer

-	Thierry Parmentier Executive Vice President Human Resources

-	Dianne Ralston Executive Vice President and Chief Legal Officer

-	Mark Scott Executive Vice President Quality, HSE/Security and Communications

-	Nello Uccelletti President Onshore/Offshore

-	Julian Waldron Executive Vice President and Chief Operating Officer

For further details on the current and future composition of the board of directors and senior management of TechnipFMC, as well as on the remuneration of their members, see the section entitled “Board of Directors and Management of TechnipFMC Following Completion of the Mergers”.

d)	Change in the Market Capitalization

As of the date of this Information Document, TechnipFMC Shares are not admitted to trading on a regulated market, but admission of all the shares to comprise the share capital of TechnipFMC immediately following the completion of the Mergers on Euronext Paris and the NYSE will be requested.

The market price of Technip Share was 46.38 euros at close of trading on May 18, 2016, the last market price before the announcement of the Mergers (the “Technip Closing Price”). On the basis of an aggregate number of 119,025,284 Technip Shares as of April 30, 2016, the stock market capitalization of Technip therefore amounted to approximately 5.52 billion euros as of May 18, 2016.

The market price of FMCTI Share was 28.65 U.S. dollars at close of trading on May 18, 2016, the last market price before the announcement of the Mergers (the “FMCTI Closing Price”). On the basis of an aggregate number of 226,376,338 FMCTI Shares as of April 30, 2016, the stock market capitalization of FMCTI therefore amounted to approximately $6.49 billion as of May 18, 2016.

In accordance with regulatory provisions and subject to the provisions of the section entitled “The number of TechnipFMC Shares that Technip stockholders and FMCTI stockholders will receive respectively in the Technip Merger and the FMCTI Merger will be based on a fixed exchange ratio that will not be adjusted to reflect changes in the market value of Technip Shares or FMCTI Shares. The value of the TechnipFMC Shares that Technip and FMCTI stockholders receive upon completion of the Mergers could vary based on changes in the

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market value of Technip Shares and FMCTI Shares” of this Information Document, it is specified that, on the basis of (i) the Technip Closing Price and the FMCTI Closing Price and (ii) an estimated total number of 467,850,209 TechnipFMC shares (excluding treasury shares) as of the Effective Times of the Mergers, the stock market capitalization of TechnipFMC would amount to approximately 15 billion euros as a result of the Mergers.

e)	Allocation of Share Capital as a Result of the Mergers

As the date of this Information Document, 100% of the share capital of TechnipFMC is indirectly held by FMCTI.

As of September 30, 2016, to Technip’s knowledge, the breakdown of ownership of Technip’s share capital and voting rights is as follows:

	% of Share Capital	% of Voting Rights
Bpifrance Participations	6.16%	10.24%
Franklin Resources Inc. (1)	4.22%	3.93%
Blackrock Inc.	3.94%	3.67%
Oppenheimer Funds Inc.(2)	5.04%	4.69%
J.P. Morgan Chase and Company	4.93%	4.59%
Deutsche Bank AG	3.46%	3.22%
State Street Corporation	2.94%	2.74%
The Vanguard Group,Inc.	2.34%	2.18%
IFP Énergies nouvelles	2.31%	4.31%
Group Employees	2.75%	3.51%
Treasury Shares	2.54%	0.00%
Other5	59.37%	56.92%
Total	100.00%	100.00%

(1) On October 10, 2016, Franklin Resources Inc., acting on behalf of its clients and funds under management informed Technip that, as of October 12, 2016, it holds 3.99% of Technip share capital and 3.62% of Technip voting rights.

(2) On October 12, 2016, Oppenheimer Funds Inc., acting on behalf of its clients and funds under management informed the AMF that, as of October 6, 2016, it holds 5.04% of Technip share capital and 4.58% of Technip voting rights.

At the Technip Merger Effective Time, none of the TechnipFMC stockholders will benefit from double voting rights following completion of the Mergers, even if (i) they were entitled to double voting rights as Technip stockholders and (ii) they hold their shares for at least two years or any other period of time, as the TechnipFMC Articles do not contain any provision establishing or grandfathering double voting rights.

As of June 30, 2016, to FMCTI’s knowledge, the breakdown of ownership of FMCTI’s outstanding shares and voting rights is as follows:

% of Outstanding Shares and Voting Rights
The Vanguard Group, Inc.	9.45%
First Eagle Investment Management, LLC	6.97%

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% of Outstanding Shares and Voting Rights
State Street Corporation	5.73%
BlackRock, Inc.	4.65%
Other	73.20%
Total	100.00%

At the Technip Merger Effective Time, each Technip Share, other than (i) Technip Shares held in treasury by Technip or (ii) otherwise owned by Technip or its direct or indirect wholly owned subsidiaries, will be exchanged for 2.00 TechnipFMC Shares.

In addition, at the FMCTI Merger Effective Time each FMCTI Share, other than FMCTI Shares held in the treasury of FMCTI or owned by TechnipFMC, TechnipFMC US Merger Sub, LLC or any direct or indirect wholly owned subsidiaries of FMCTI, but not including any FMCTI Shares that are held in a grantor trust for the benefit of FMCTI service providers, will be exchanged for 1.00 TechnipFMC Share.

f)	Impact on the Net Profit per Share Calculation

	Technip	FMCTI	TechnipFMC (post Mergers)
Number of shares	118,683,916	230,482,377	467,850,209
December 31, 2015 - Net profit (in millions of U.S. dollars)	$50.1	$385.9	$153.9
December 31, 2015 - Net profit per share (in U.S. dollars)	$0.44	$1.67	$0.33
Six-month period ended June 30, 2016 - Net profit (in millions of U.S. dollars)	$265.2	$17.1	$241.8
Six-month period ended June 30, 2016 - Net profit per share (in U.S. dollars)	$2.23	$0.08	$0.52

The number of shares of Technip, FMCTI and TechnipFMC has been determined on the basis number of shares that are expected to be exchanged to consummate the Mergers assuming the Mergers were completed on June 30, 2016 (see the section entitled “Unaudited Pro Forma Financial Information” of this Information Document).

The 2015 net profit of Technip and the Six-month period ended June 30, 2016 net profit of Technip as well as the corresponding net profit per share have been determined on the basis of the historical group net profit of Technip as of December 31, 2015 and June 30, 2016 translated from Euro to U.S. dollars (see the section entitled “Unaudited Pro Forma Financial Information” of this Information Document).

The 2015 net profit of FMCTI and the Six-month period ended June 30, 2016 net profit of FMCTI as well as the corresponding net profit per share have been determined on the basis of the historical adjusted group net profit of FMCTI as of December 31, 2015 and June 30, 2016 on an IFRS basis (see the section entitled “Unaudited Pro Forma Financial Information” of this Information Document).

The 2015 net profit of TechnipFMC and the Six-month period ended June 30, 2016 net profit of TechnipFMC (post Mergers) as well as the corresponding net profit per share have been determined on the basis of the pro forma group net profit as of December 31, 2015 and June 30, 2016 (see the section entitled “Unaudited Pro Forma Financial Information” of this Information Document).

g)	Business Objectives

TechnipFMC will combine Technip’s innovative systems and solutions, state of the art assets, engineering strengths and project management capabilities with FMCTI’s leading technology, manufacturing and service capabilities. Together, TechnipFMC will engage with customers earlier in the development process to design, deliver and install more comprehensive solutions, redefining the production and transformation of hydrocarbons.

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The combined company allows for a simplified, go-to-market strategy that spans from individual products or services to fully integrated solutions. With a single interface to ensure seamless execution, the combined company will significantly reduce the cost of development for customers for both new and existing fields.

The combined company will leverage both FMCTI’s and Technip’s competencies to accelerate technology innovation, integrate and improve project execution and reduce costs for customers. It will expand on competencies in digital life-of-field and data management services to reduce maintenance and enhance production.

The combined company expects its global reach, flexibility, advanced engineering capabilities, and distinctive technologies and competencies will position it as a global industry leader. Bringing together the two companies’ common cultures, talented employees and customer portfolios is also expected to drive profitable growth and value creation.

h)	Short- and Medium-Term Outlook Concerning the Business and any Potential Restructuring, Earnings and Dividend Policy

TechnipFMC expects to achieve pretax cost synergies of approximately $200 million in 2018, and of at least $400 million in 2019 and thereafter. These cost synergies are in addition to the cost saving to be delivered through the plans that the two companies have separately announced previously. The cost synergies are primarily related to supply chain efficiencies, real estate, infrastructure optimization and other corporate and organizational efficiencies. In addition, revenue synergies are expected to be achieved from the integrated subsea project execution model.

The combined company had a consolidated backlog of $20 billion as of March 31, 2016, providing revenue visibility over the mid-term. This backlog will drive well-diversified cash flow, providing financial strength and flexibility for continued investment in strategic initiatives as well as research and development. All of these elements make both Technip and FMCTI confident in the combined company’s ability to fund both an annual cash dividend and a share repurchase program.

TechnipFMC intends to adopt a dividend policy in the future. Any future TechnipFMC dividends will remain subject to approval by the TechnipFMC board of directors and available distributable reserves of TechnipFMC.

Following the effective date of the Mergers, it is expected that TechnipFMC will capitalize some or all of the reserves arising as a result of the Mergers by the allotment by TechnipFMC of a bonus share, which will be paid up using some or all of such reserves, such that the amount of such reserves, so applied, less the nominal value of the bonus share, would be applied as share premium and accrue to TechnipFMC’s share premium account.

It is then expected that TechnipFMC will implement a court-approved reduction of its capital in order to create distributable profits to support the payment of possible future dividends or future share repurchases.

2.6.2.	Consequences for Technip and its shareholders

Subject to the completion of the Technip Merger, Technip will be automatically dissolved without liquidation and Technip’s current stockholders will become TechnipFMC stockholders.

2.7.	Taxation

2.7.1.	Material U.K. Tax Considerations

The following paragraphs relate only to persons who are resident for tax purposes in (and only in) the United Kingdom (except to the extent that the position of non-U.K. resident persons is expressly referred to herein). They describe certain U.K. tax consequences relating to the Technip Merger and the holding of TechnipFMC Shares and are based on current U.K. tax law and HMRC published practice applying as of the date of this Information Document (both of which are subject to change at any time, possibly with retrospective effect). They do not constitute legal or tax advice and do not purport to be a complete analysis of all U.K. tax

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considerations relating to the Technip Merger and the holding of TechnipFMC Shares. They relate only to persons who are absolute beneficial owners Technip Shares and/or, as relevant, of TechnipFMC Shares.

These paragraphs may not relate to certain classes of holders of Technip Shares or, as relevant, TechnipFMC Shares, such as (but not limited to):

-	persons who are connected with, Technip or TechnipFMC;

-	insurance companies;

-	charities;

-	collective investment schemes;

-	pension schemes;

-	brokers or dealers in securities or persons who hold Technip Shares or TechnipFMC Shares otherwise than as an investment;

-	persons who have (or are deemed to have) acquired their Technip Shares or TechnipFMC Shares by virtue of an office or employment or who are or have been officers or employees of Technip, TechnipFMC or any of their affiliates; and

-	individuals who are subject to U.K. taxation on a remittance basis.

We assume for the purposes of the following paragraphs that TechnipFMC is treated as a foreign corporation for U.S. federal income tax purposes and that dividends paid by TechnipFMC are not subject to U.S. withholding tax.

These paragraphs do not describe all of the circumstances in which holders of Technip Shares or TechnipFMC Shares may benefit from an exemption or relief from U.K. taxation. It is recommended that all holders of Technip Shares or TechnipFMC Shares obtain their own tax advice. In particular, non-U.K. resident or domiciled persons are advised to consider the potential impact of any relevant double tax agreements.

The statements below relating to U.K. stamp duty and SDRT are subject to the comments made in the section entitled “Risk factors-Risk factors Relating to the Mergers-Transfers of TechnipFMC Shares may be subject to U.K stamp duty or U.K. stamp duty reserve tax (“SDRT”), which could potentially increase the cost of dealing in TechnipFMC Shares as compared to Technip or FMCTI Shares” of this Information Document.

a)	Material U.K. Tax Consequences of the Technip Merger

Chargeable Gains

Subject to the comments below in relation to Section 137 of the U.K. Taxation of Chargeable Gains Act 1992 (the “TCGA”), the receipt of TechnipFMC Shares by a Technip stockholder in respect of, and in proportion to, such stockholder’s Technip Shares pursuant to the Technip Merger may be treated as a scheme of reconstruction for the purposes of U.K. capital gains tax or corporation tax on chargeable gain (collectively, “CGT”). On that basis, a Technip stockholder would not be treated as making a disposal of their Technip Shares and, therefore, no liability to CGT would arise in respect of the receipt of TechnipFMC Shares by a Technip stockholder pursuant to the Technip Merger. For the purposes of CGT, the TechnipFMC Shares received by a Technip stockholder would be treated as the same asset, acquired at the same time and for the same amount, as the Technip Shares in respect of which they are issued.

If the “rollover” treatment described above is not available, a Technip stockholder would be treated as having made a full disposal of their Technip Shares and may, depending on such stockholder’s personal circumstances, be liable to pay CGT.

Under Section 137 of the TCGA, any Technip stockholder who holds (when their relevant holding is aggregated with that of persons connected with them) more than 5% of, or of any class of, shares in or debentures of Technip will not in any event receive the possible “rollover” treatment described above if the Technip Merger has not been effected for bona fide commercial reasons or if it forms part of a scheme or arrangement of which

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the main purpose, or one of the main purposes, is the avoidance of liability to CGT or U.K. corporation tax. It is possible to apply for statutory clearance from HMRC under Section 138 of the TCGA confirming that this anti-avoidance provision does not apply. No application for clearance has been made to HMRC under Section 138 of the TCGA in respect of the receipt of TechnipFMC Shares pursuant to the Technip Merger. For the avoidance of doubt, please note that any Technip stockholder who holds (when their relevant holding is aggregated with that of persons connected with them) 5% or less of, or of any class of, shares in or debentures of Technip would not have to satisfy this anti-avoidance provision.

U.K. Stamp Duty and U.K. Stamp Duty Reserve Tax

No liability to U.K. stamp duty or SDRT should arise to holders of TechnipFMC Shares on the issue of the TechnipFMC Shares pursuant to the Technip Merger.

b)	Material U.K. Tax Consequences of Holding TechnipFMC Shares

Dividends

Withholding Tax

Dividends paid by TechnipFMC will not be subject to any withholding or deduction for or on account of U.K. tax, irrespective of the residence or particular circumstances of the stockholders.

Income Tax

An individual holder of TechnipFMC Shares who is resident for tax purposes in the United Kingdom may, depending on his or her particular circumstances, be subject to U.K. tax on dividends received from TechnipFMC. Dividend income is treated as the top slice of the total income chargeable to U.K. income tax. An individual holder of TechnipFMC Shares who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. income tax on dividends received from TechnipFMC unless he or she carries on (whether solely or in partnership) any trade, profession or vocation in the United Kingdom through a branch or agency to which the TechnipFMC Shares are attributable. There are certain exceptions for trading in the United Kingdom through independent agents, such as some brokers and investment managers.

Until April 5, 2016, individuals resident for tax purposes in the United Kingdom were generally liable to U.K. income tax on the aggregate amount of a dividend and a tax credit equal to one-ninth of the dividend.

The dividend tax credit system was abolished with effect from April 6, 2016. From April 6, 2016, all individual holders of TechnipFMC Shares will receive a tax-free allowance of £5,000 per annum. Dividend income in excess of this tax-free allowance will be charged at 7.5% for basic rate taxpayers, 32.5% for higher rate taxpayers, and 38.1% for additional rate taxpayers.

Corporation Tax

Corporate holders of TechnipFMC Shares that are resident for tax purposes in the United Kingdom should not be subject to U.K. corporation tax on any dividend received from TechnipFMC so long as the dividends qualify for exemption, which should be the case, although certain conditions must be met (including anti-avoidance conditions).

c)	Chargeable Gains

A disposal of TechnipFMC Shares by a stockholder resident for tax purposes in the United Kingdom may, depending on the stockholder’s circumstances and subject to any available exemptions or reliefs, give rise to a chargeable gain or an allowable loss for the purposes of CGT.

If an individual holder of TechnipFMC Shares who is subject to U.K. income tax at either the higher or the additional rate becomes liable to U.K. capital gains tax on the disposal of TechnipFMC Shares, the applicable rate will be 20% (2016/17). For an individual holder of TechnipFMC Shares who is subject to U.K. income tax at the basic rate and liable to U.K. capital gains tax on such disposal, the applicable rate would be 10%

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(2016/17), save to the extent that any capital gains exceed the unused basic rate tax band. In that case, the rate applicable to the excess would be 20% (2016/17).

If a corporate holder of TechnipFMC Shares becomes liable to U.K. corporation tax on the disposal of TechnipFMC Shares, the main rate of U.K. corporation tax (currently 20%) would apply. An indexation allowance may be available to such a holder to give an additional deduction based on the indexation of its base cost in the shares by reference to U.K. retail price inflation over its holding period. An indexation allowance can only reduce a gain on a future disposal, and cannot create a loss.

A holder of TechnipFMC Shares that is not resident for tax purposes in the United Kingdom should not normally be liable to CGT on a disposal of TechnipFMC Shares. However, an individual holder of TechnipFMC Shares who has ceased to be resident for tax purposes in the United Kingdom for a period of five years or less and who disposes of TechnipFMC Shares during that period may be liable on his or her return to the United Kingdom to U.K. tax on any capital gain realized (subject to any available exemption or relief).

d)	Stamp Duty and SDRT

The discussion below relates to holders of TechnipFMC Shares wherever resident.

Transfers of TechnipFMC Shares within a clearance service or depositary receipt system should not give rise to a liability to U.K. stamp duty or SDRT, provided that no instrument of transfer is entered into and that no election that applies to the TechnipFMC Shares is, or has been, made by the clearance service under Section 97A of the U.K. Finance Act 1986. It is understood that HMRC regards the facilities of DTC as a clearance service for these purposes and that no relevant election under Section 97A has been made.

Transfers of TechnipFMC Shares within a clearance service where an election has been made by the clearance service under Section 97A of the U.K. Finance Act 1986 will generally be subject to SDRT (rather than U.K. stamp duty) at the rate of 0.5% of the amount or value of the consideration.

Transfers of TechnipFMC Shares that are held in certificated form will generally be subject to U.K. stamp duty at the rate of 0.5% of the consideration given (rounded up to the nearest £5). An exemption from U.K. stamp duty is available for a written instrument transferring an interest in TechnipFMC Shares where the amount or value of the consideration is £1,000 or less, and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions for which the aggregate consideration exceeds £1,000. SDRT may be payable on an agreement to transfer such TechnipFMC Shares, generally at the rate of 0.5% of the consideration given in money or money’s worth under the agreement to transfer the TechnipFMC Shares. This charge to SDRT would be discharged if an instrument of transfer is executed pursuant to the agreement which gave rise to SDRT and U.K. stamp duty is duly paid on the instrument transferring the TechnipFMC Shares within six years of the date on which the agreement was made or, if the agreement was conditional, the date on which the agreement became unconditional.

If TechnipFMC Shares (or interests therein) are subsequently transferred into a clearance service or depositary receipt system, U.K. stamp duty or SDRT will generally be payable at the rate of 1.5% of the amount or value of the consideration given or, in certain circumstances, the value of the shares (save to the extent that an election has been made under Section 97A of the U.K. Finance Act 1986). This liability for U.K. stamp duty or SDRT will strictly be accountable by the clearance service or depositary receipt system, as the case may be, but will, in practice, generally be reimbursed by participants in the clearance service or depositary receipt system.

2.7.2.	Material French Tax Considerations

This summary is based on the laws, regulations, practice and applicable tax treaties in force in France as of the date of this Information Document, all of which are subject to change, possibly with retroactive effect, and takes into account the fact that TechnipFMC intends to operate in a manner such that it is treated as exclusively a tax resident of the United Kingdom under U.K. tax legislation and any applicable tax treaty.

As used herein, a “French individual” is an individual who (i) is a resident of France for tax purposes, (ii) does not have any existing or former ties with the United Kingdom other than the owning of TechnipFMC Shares, (iii)

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is subject to personal income tax in France (impôt sur le revenu), (iv) owns (other than through a fixed base located outside of France) the Technip Shares and/or TechnipFMC Shares as part of the individual’s private portfolio and does not hold Technip Shares and/or TechnipFMC Shares through an enterprise that carries out an industrial, commercial, farming or other professional activity and (v) does not carry out stock market transactions under conditions akin to business transactions. A “French legal entity” is a legal entity that (i) is a French tax resident subject to corporate income tax in France (impôt sur les sociétés), (ii) does not own its interest in Technip or TechnipFMC through a permanent establishment outside France and (iii) does not hold an interest in Technip or TechnipFMC that would qualify as participation shares (titres de participation) or represent at least 5% of Technip’s or TechnipFMC’s share capital and benefit from a taxation at a reduced rate. “French holders” will mean all these holders collectively.

This summary does not take into account the specific circumstances of particular investors some of whom may be subject to special tax rules. French Technip stockholders and French TechnipFMC stockholders should consult their tax advisors as to the particular French tax consequences of the Technip Merger and/or of the holding or disposal of TechnipFMC Shares.

a)	Taxation of the Exchange of Technip Shares for TechnipFMC Shares

French Individuals

Pursuant to Article 150-0 B of the French Tax Code (Code général des impôts), any capital gain or loss realized by a French individual upon the exchange of Technip Shares for TechnipFMC Shares pursuant to the Technip Merger will not be taken into account for the purpose of determining its income tax for the calendar year in which the exchange occurs.

This tax deferral regime results in the following:

-	French individuals will not be required to declare on their tax returns for the relevant year the capital gain or loss realized upon the exchange of their Technip Shares for TechnipFMC Shares. Any capital gain arising from such exchange will be deferred for tax purposes. This tax deferral applies automatically; and

-	any capital loss arising from the exchange of Technip Shares for TechnipFMC Shares cannot be used to offset capital gains realized during the year of the exchange or during the ten following years and cannot therefore be carried forward.

This tax deferral ceases upon disposal, buy-back, redemption or cancellation of the TechnipFMC Shares received pursuant to the Technip Merger. The net capital gain or loss realized at the time of a subsequent sale or other disposition of TechnipFMC Shares will be calculated by reference to the stockholder’s tax basis with respect to the Technip Shares exchanged pursuant to the Technip Merger and will be subject to income tax and related social contributions under the tax regime applicable to sales of securities at the time of the subsequent sale.

For purposes of calculating the holding period for the allowance provided for by Article 150-0 D, 1 of the French Tax Code (see “—Taxation of Transfer of TechnipFMC Shares— Taxation of Capital Gains—French Individuals”), the TechnipFMC Shares will be deemed to have the same acquisition date as the Technip Shares that are exchanged for such TechnipFMC Shares pursuant to the Technip Merger.

Technip Shares Held in a Share Savings Plan (Plan d’Epargne en Actions or “PEA”)

TechnipFMC Shares are currently eligible to be held in a PEA. Shares issued by companies incorporated in jurisdictions that are not members of the European Union or the European Economic Area are not eligible to be held in a PEA. There is uncertainty as to the eligibility of the TechnipFMC Shares to be held in a PEA in light of the result of the U.K. referendum to withdraw from the European Union (see the section entitled “Risk Factors—Risk Factors Relating to the Combined Company Following Completion of the Mergers—The results of the United Kingdom’s referendum on withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and the business of the combined company, which could materially reduce the value of the TechnipFMC Shares” of this Information Document). Stockholders whose Technip

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Shares are held in a PEA will benefit from an exemption from personal income tax on the capital gain realized upon the exchange of their Technip Shares for TechnipFMC Shares pursuant to the Technip Merger provided that (i) they register the TechnipFMC Shares received pursuant to the Technip Merger in their PEA and that (ii) all other requirements for the application of the PEA regime, including the requisite holding periods, are met. See “—Taxation of Transfer of TechnipFMC Shares—Taxation of Capital Gains—French Individuals.”

If the PEA is closed more than five years after its opening or if there is a partial withdrawal more than eight years after its opening, the net gain realized since the PEA’s opening will benefit from an exemption from personal income tax but will be subject to social contributions (currently set at a maximum combined rate of 15.5% for such income).

French Legal Entities

Pursuant to Article 38-7 bis of the French Tax Code, any capital gain or loss realized by a French legal entity upon the exchange of Technip Shares for TechnipFMC Shares pursuant to the Technip Merger may upon election be included in the relevant French legal entity’s taxable income for the financial year in which the TechnipFMC Shares received in exchange are later sold (tax deferral treatment).

Under an election for such tax deferral treatment, any capital gain or loss resulting from the subsequent disposal of TechnipFMC Shares received pursuant to the Technip Merger will be calculated by reference to the French legal entity’s tax basis with respect to the Technip Shares at the time of their exchange for the TechnipFMC Shares. French legal entities will then be subject to special reporting requirements on an annual basis pursuant to Article 54 septies of the French Tax Code. Failure to report or to file accurate and complete documents required by the aforementioned article may result in a penalty equal to 5% of the amount not properly reported.

The gain or loss included in the taxable income of the French legal entity for the financial year in which the subsequent disposal occurs will be subject to the tax treatment applicable to TechnipFMC Shares as of that date. The TechnipFMC Shares will be deemed to have the same acquisition date as the Technip Shares that are exchanged for such TechnipFMC Shares pursuant to the Technip Merger.

Absent election for the application of the tax deferral treatment provided for by Article 38-7 bis of the French Tax Code, any capital gain realized by a French legal entity upon the exchange of Technip Shares for TechnipFMC Shares will be subject to corporate income tax under the same conditions as those described in the section entitled “—Taxation of Ownership of TechnipFMC Shares—Taxation of Dividends—French Legal Entities,” except that no French tax credit will be granted in connection with such exchange. In addition, any capital loss incurred as a result of the exchange of Technip Shares for TechnipFMC Shares will be deductible from taxable income subject to corporate income tax.

b)	Taxation of Ownership of TechnipFMC Shares—Taxation of Dividends

Pursuant to Article 24-3-a) of the France-U.K. Treaty, France grants a tax credit for withholding tax levied by the United Kingdom on dividends. Should there be any tax withheld in the United Kingdom, the amount of such tax credit is equal to the U.K. withholding tax, as reduced by the France-U.K. Treaty, that is, generally, 15/85 of the net amount of the dividends, to the extent such amount does not exceed the amount of French tax due with respect to such dividends. However, there is currently no withholding tax on dividends in the United Kingdom.

French Individuals

Dividends received by French individuals are included in their taxable income for the relevant calendar year and subject to personal income tax at a progressive rate (subject to an allowance of 40%) in addition to the related social contributions. However, such dividends may first be subject to withholding in the United Kingdom as described above. However, there is currently no withholding tax on dividends in the United Kingdom.

Dividends, whether from a French or non-French source, that are received by French individuals are in principle subject to 21% withholding at the time of their payment in accordance with Article 117 quater of the French Tax Code. Where the paying agent is established in France, the 21% withholding is levied by such paying agent. Where the paying agent is established outside France, the 21% withholding is either (i) levied by such paying agent if it is established in the European Union (or any other State that is a member of the European Economic

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Area having entered into an administrative assistance agreement with France in order to prevent tax fraud and evasion) and has been appointed for the levy of such withholding by the French individual or (ii) paid directly by the French individual to the French Treasury.

For French individuals whose reference taxable income for the antepenultimate calendar year was less than €50,000 (single, divorced or widowed taxpayers) or €75,000 (taxpayers subject to joint taxation), an exemption from the 21% withholding is available either (i) automatically, if the paying agent is established outside France or (ii) upon request, if the paying agent is established in France.

The 21% withholding is deducted from the income tax effectively due by French individuals for the relevant calendar year and, if it exceeds the amount of such income tax, the excess is refunded by the French Treasury.

French individuals are subject to personal income tax at a progressive rate on the gross amount of the dividends (including the amount of any tax credit determined with respect to the U.K. withholding tax, if any), subject to a 40% allowance where the conditions set out in Article 158-3-2° of the French Tax Code are satisfied. The maximum marginal rate of French income tax is currently set at 45%. However, for high earners the gross amount of dividends (before the 40% allowance) is also included in the taxable income that is subject to the exceptional contribution at a rate of up to 4% set forth in Article 223 sexies of the French Tax Code.

The gross amount of the dividends (including the amount of any tax credit determined with respect to U.K. withholding tax, if any) is further subject to the following social contributions: (i) the general social contribution (contribution sociale généralisée – CSG) at the rate of 8.2% (out of which 5.1% is deductible from the aggregate taxable income of the taxpayer of the subsequent fiscal year), (ii) the contribution for the repayment of the social debt (contribution au remboursement de la dette sociale – CRDS) at the rate of 0.5%, (iii) the social levy (prélèvement social) at the rate of 4.5%, (iv) the contribution payable in addition to the social levy (contribution additionnelle au prélèvement social) at the rate of 0.3%, and (v) the solidarity levy (prélèvement de solidarité) at the rate of 2%, giving a combined rate of 15.5% of social contributions (before any deduction of the aforementioned 5.1% deductible portion of the general social contribution).

Should there be any tax withheld in the United Kingdom, the tax credit granted by France in respect of the U.K. withholding tax may be credited against the personal income tax due and thereafter against the social contributions due in respect of the relevant dividends. The excess, if any, may, however, be neither refunded nor carried forward.

TechnipFMC Shares Held in a PEA

TechnipFMC Shares are currently eligible to be held in a French Plan d’Epargne en actions (“PEA”). Shares issued by companies incorporated in jurisdictions that are not members of the European Union or the European Economic Area are not eligible to be held in a PEA. There is uncertainty as to the future eligibility of the TechnipFMC Shares to be held in a PEA in light of the result of the U.K. referendum to withdraw from the European Union (see the section entitled “Risk Factors—Risk Factors Relating to the Combined Company Following Completion of the Mergers—The results of the United Kingdom’s referendum on withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and the business of the combined company, which could materially reduce the value of the TechnipFMC Shares” of this Information Document). Dividends received by French individuals in a PEA will not be subject to the 21% income tax prepayment in the form of withholding.

Under certain conditions, a PEA confers the right (i) during the duration of the PEA, to an exemption from income tax and related social contributions on the net income and net capital gains on investments made through a PEA, provided that this income and these capital gains remain invested in the PEA, and (ii) upon a closure of the PEA occurring more than five years after its opening, or after a partial withdrawal occurring more than eight years after its opening, to an income tax exemption on the net gain realized since the opening of the PEA. This income and these capital gains are nevertheless subject to social contributions (currently set at a maximum combined rate of 15.5% for such income). Specific rules apply to the use of capital losses realized within a PEA. French individuals are advised to consult their tax advisors with respect to this issue.

A withdrawal from a PEA in the form of a life annuity is subject to a specific tax regime not described herein.

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French individuals owning TechnipFMC Shares in a PEA will not be entitled to use any tax credit granted by France in respect of U.K. withholding tax, if any.

French Legal Entities

Gross dividends (including the amount of any tax credit determined with respect to U.K. withholding tax, if any) received by French legal entities will be subject to corporate income tax at the current standard rate of 33 1/3% (or, subject to limitations, at the reduced rate of 15% up to a net taxable income of €38,120 for companies that meet the conditions of Article 219-I-b of the French Tax Code, that is, which have a yearly turnover net of tax of less than €7,630,000 and satisfy other ownership requirements), increased, as the case may be, by (i) an additional contribution of 3.3% assessed on the corporate income tax due, after deduction of an allowance that may not exceed €763,000 per 12-month period (Article 235 ter ZC of the French Tax Code) and (ii) an exceptional contribution of 10.7% assessed on the corporate income tax due for financial years ending on or before December 30, 2016 for certain investors whose annual turnover exceeds €250,000,000 (Article 235 ter ZAA of the French Tax Code). The exceptional contribution should, however, no longer apply with respect to financial years ending after December 30, 2016.

Should there be any tax withheld in the United Kingdom, the tax credit granted by France in respect of the U.K. withholding tax may be credited against the corporate income tax and the social related contribution. The excess, if any, may, however, be neither refunded nor carried forward. However, there is currently no withholding tax on dividends in the United Kingdom.

c)	Chargeable Gains

Capital gains, if any, realized by French holders on the disposal of the TechnipFMC Shares may be subject to tax in France but not in the United Kingdom in accordance with Article 14§5 of the France-U.K. Treaty.

French Individuals

Pursuant to Article 150-0 A of the French Tax Code capital gains realized by French individuals on the sale of TechnipFMC Shares will be subject to personal income tax at a progressive rate (subject to an allowance which rate depends upon how long the TechnipFMC Shares are held) and to the related social contributions, irrespective of the total amount of securities disposed of during the calendar year.

Pursuant to Article 150-0 D, 1 of the French Tax Code, capital gains or losses are reduced by an allowance at a rate of:

-	50%, if the shares have been held for at least two years but less than eight years at the time of their disposal; and

-	65%, if the shares have been held for at least eight years at the time of their disposal.

The maximum marginal rate of French income tax is currently set at 45%. However, for high earners the amount of the capital gains (before any allowance) is also included in the taxable income that is subject to the exceptional contribution at a rate of up to 4% pursuant to Article 223 sexies of the French Tax Code.

The amount of the capital gains (before any allowance) is further subject to the following social contributions: (i) the general social contribution (contribution sociale généralisée – CSG) at the rate of 8.2% (out of which 5.1% is deductible from the aggregate taxable income of the taxpayer of the subsequent fiscal year), (ii) the contribution for the repayment of the social debt (contribution au remboursement de la dette sociale – CRDS) at the rate of 0.5%, (iii) the social levy (prélèvement social) at the rate of 4.5%, (iv) the contribution payable in addition to the social levy (contribution additionnelle au prélèvement social) at the rate of 0.3% and (v) the solidarity levy (prélèvement de solidarité) at the rate of 2%, giving a combined rate of 15.5% of social contributions (before any deduction of the aforementioned 5.1% deductible portion of the general social contribution).

Under Article 150-0 D, 11 of the French Tax Code, capital losses incurred during a calendar year may offset capital gains of the same nature realized in the same calendar year or the ten following calendar years.

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TechnipFMC Shares Held in a PEA

Under certain conditions, a PEA confers the right during the duration of the PEA to an exemption from income tax and related social contributions on the net income and net capital gains on investments made through a PEA, as long as this income and these capital gains remain invested in the PEA. See the section entitled “—Material French Tax Considerations—Dividends—French Individuals—TechnipFMC Shares Held in a PEA.”

French Legal Entities

Capital gains realized upon the transfer of TechnipFMC Shares generally will be subject to corporate income tax under the same conditions as dividends (see the section entitled “—Material French Tax Considerations—Dividends—French Legal Entities”), except that no French tax credit will be granted in connection with such transfer.

Capital losses incurred as a result of a transfer of TechnipFMC Shares generally will be deductible from taxable income subject to corporate income tax.

d)	Wealth Tax

TechnipFMC Shares held by French individuals among their private assets will be included in their taxable estate and subject to, if applicable, French wealth tax (impôt de solidarité sur la fortune).

e)	Inheritance and Gift Tax

TechnipFMC Shares acquired by French individuals through inheritance or gift will be subject to inheritance tax or gift tax, as applicable.

f)	Transfer Tax

Disposals of TechnipFMC Shares generally are not subject to registration taxes in France, provided that they are not implemented by means of an agreement executed in France.

g)	Tax on financial transactions

Insofar as the registered office of TechnipFMC is not located in France, TechnipFMC Shares will not be subject to the tax on financial transactions referred to in Article 235 ter ZD of the French Tax Code (BOI-TCA-FIN-10-10-20151221, no. 90).

2.7.3.	Material U.S. Federal Income Tax Considerations

The following discussion is a summary of the material U.S. federal income tax considerations of (i) the Technip Merger to Technip and TechnipFMC, to U.S. holders (as defined below) of Technip Shares and (ii) the ownership and disposition of TechnipFMC Shares by U.S. holders of such shares following the consummation of the Technip Merger.

Non-U.S. holders of Technip Shares should consult their own tax advisors regarding the U.S. federal income tax consequences (if any) of the Technip Merger and persons who become non-U.S. holders of TechnipFMC should consult their own tax advisors regarding the U.S. federal income tax consequences (if any) of the ownership and disposition of such shares following the consummation of the Technip Merger.

The discussion is based on and subject to the U.S. IRC, the U.S. Treasury Regulations promulgated thereunder, administrative guidance, court decisions and the U.K.-U.S. Income Tax Treaty, all as of the date of this Information Document and all of which are subject to change, possibly with retroactive effect, and to differing interpretations. The discussion assumes that stockholders hold their Technip Shares and will hold their TechnipFMC Shares as “capital assets” within the meaning of Section 1221 of the U.S. IRC (generally, property held for investment). The discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of Technip Shares in light of their specific

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circumstances, including any tax consequences arising under the Medicare contribution tax on net investment income or to stockholders subject to special treatment under the U.S. IRC, such as:

-	banks, thrifts, mutual funds, insurance companies and other financial institutions;

-	real estate investment trusts and regulated investment companies;

-	traders in securities who elect to apply a mark-to-market method of tax accounting;

-	brokers or dealers in securities or foreign currency;

-	tax-exempt organizations, pension funds or governmental organizations;

-	individual retirement and other deferred accounts;

-	U.S. holders whose functional currency is not the U.S. dollar;

-	U.S. expatriates and former citizens or long-term residents of the United States;

-	“passive foreign investment companies” (“PFICs”) or “controlled foreign corporations,” and corporations that accumulate earnings to avoid U.S. federal income tax;

-	persons subject to the alternative minimum tax;

-	stockholders who hold their shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction;

-	“S corporations,” partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);

-	grantor trusts;

-	stockholders who received their shares through the exercise of employee stock options, as compensation, through a tax-qualified retirement plan or in connection with the performance of services; and

-	persons who own (directly or through attribution) 5% or more (by vote or value) of the outstanding Technip Shares, or, after the Mergers, the outstanding TechnipFMC Shares.

No rulings are intended to be sought from the IRS with respect to the Technip Merger, and there can be no assurance that the IRS or a court will not take a contrary position regarding the tax consequences described herein.

The discussion does not address any non-income tax considerations or any U.S., state or local tax consequences or any non-U.S. tax consequences. Holders should consult their own tax advisors regarding such considerations and consequences.

Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the Technip Merger to them and of the ownership and disposition of TechnipFMC Shares in light of their particular circumstances, as well as any tax consequences of the Technip Merger and of the ownership and disposition of TechnipFMC Shares arising under the U.S. federal income tax laws other than those pertaining to income tax, including estate or gift tax laws, or under the laws of any other taxing jurisdiction.

Definition of U.S. and Non-U.S. Holder

For purposes of this discussion, a “U.S. holder” means a beneficial owner of Technip Shares or TechnipFMC Shares, as the case may be, who is:

-	an individual who is a citizen or resident of the United States;

-	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any subdivision thereof or that is otherwise treated as a domestic corporation under the U.S. IRC;

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-	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

-	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

A “non-U.S. holder” means a beneficial owner of Technip Shares or TechnipFMC Shares, as the case may be, who is neither a U.S. holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

If a partnership, including for this purpose any arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Technip Shares or TechnipFMC Shares, the tax treatment of a partner (or other owner) in the partnership will generally depend upon the status of the partner (or other owner) and the activities of the partnership. A holder that is either a partnership or a partner (or owner) in such a partnership is urged to consult its own tax advisor about the U.S. federal income tax consequences of the Technip Merger and the ownership and disposition of the TechnipFMC Shares.

This discussion is for informational purposes only and is not tax advice. Holders of Technip Shares should consult their own tax advisors with respect to the U.S. federal income tax consequences of the Technip Merger to them and of the ownership and disposition of TechnipFMC Shares in light of their particular circumstances, as well as any tax consequences of the Technip Merger and of the ownership and disposition of TechnipFMC Shares arising under the U.S. federal income tax laws other than those pertaining to income tax, including estate or gift tax laws, or under any state, local or non-U.S. tax laws or under any applicable income tax treaty.

a)	Tax Consequences of the Mergers to FMCTI, Technip and TechnipFMC

U.S. Federal Income Tax Treatment of the Parties to the Mergers

Neither TechnipFMC nor Technip is expected to be subject to a material amount of U.S. federal income tax (if any) as a result of the Technip Merger. Additionally, neither TechnipFMC nor FMCTI will be subject to U.S. federal income tax as a result of the FMCTI Merger.

U.S. Federal Income Tax Classification of TechnipFMC as a Result of the Mergers

After the Mergers, TechnipFMC is expected to be treated as a foreign corporation for U.S. federal income tax purposes. However, as described further below, it is possible that the IRS will disagree with this conclusion. Should the IRS conclude that TechnipFMC is properly treated as a U.S. “domestic” corporation for U.S. federal income tax purposes as a result of the Mergers (and such conclusion is not overturned), significant adverse tax consequences would result for TechnipFMC and for certain of TechnipFMC’s stockholders.

General Rule Regarding Residency of a Corporation

For U.S. federal income tax purposes, a corporation (i) is generally considered a “domestic” corporation (or U.S. tax resident) if it is organized in the United States or under the laws of the United States or of any state or political subdivision therein, and (ii) is generally considered a “foreign” corporation (or non-U.S. resident) if it is not considered a domestic corporation. Because TechnipFMC is an entity incorporated in England and Wales, it would generally be considered a foreign corporation (and, therefore, a non-U.S. tax resident) under these rules.

Section 7874 Rule Regarding Residency of a Corporation

Under Section 7874, unless the Substantial Business Activities Exception is satisfied, TechnipFMC will be treated as a U.S. domestic corporation (that is, as a U.S. tax resident) for U.S. federal income tax purposes if the Section 7874 Percentage is (i) 60% or more (if, as expected, the Third Country Rule applies) or (ii) 80% or more (if the Third Country Rule does not apply).

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In order for TechnipFMC to satisfy the Substantial Business Activities Exception, at least 25% of the employees (by headcount and compensation), real and tangible assets and gross income of the TechnipFMC expanded affiliated group must be based, located and derived, respectively, in the country in which TechnipFMC is a tax resident after the Mergers. The Substantial Business Activities Exception is not expected to be satisfied.

The Section 7874 Percentage is currently expected to be less than 60%. However, the calculation of the Section 7874 Percentage is complex, is calculated based on the facts as of the FMCTI Merger Effective Time, is subject to detailed regulations (the application of which is uncertain in various respects), and is subject to factual uncertainties. Further, the rules for determining the Section 7874 Percentage are subject to change, possibly with retroactive effect.

For example, the Section 7874 Percentage applicable in the case of the Mergers may be affected by the amount of any “non-ordinary course distributions” paid by FMCTI to its stockholders in each of the three 12-month periods prior to the FMCTI Merger Effective Time. As defined by the IRS, the “non-ordinary course distributions” paid by FMCTI will be equal to the excess of all distributions, including dividends and stock repurchases, made during a particular 12-month period by FMCTI with respect to the FMCTI stock over 110% of the average of such distributions during the 36-month period immediately preceding such 12-month period. The amount of any such excess would then increase the value of FMCTI for purposes of the Section 7874 Percentage.

Fluctuations in the value of FMCTI Shares and Technip Shares and assets between the time of the execution of the Business Combination Agreement and the Effective Times of the Mergers may also affect the Section 7874 Percentage. For instance, such fluctuation could affect the number of FMCTI Stock Options and Technip stock options that are “in-the-money” at the FMCTI Merger Effective Time, or the Technip Merger Effective Time, respectively, and thus would affect the number of TechnipFMC Shares that are taken into account in calculating the Section 7874 Percentage.

The Technip Merger is expected to be treated for U.S. federal income tax purposes as an acquisition by TechnipFMC of the assets directly held by Technip in exchange for TechnipFMC Shares and the assumption of the liabilities owed by Technip as of the Technip Merger Effective Time. The Temporary Regulations, which exclude “disqualified stock” from the calculation of the Section 7874 Percentage. “Disqualified stock” is stock issued in exchange for “nonqualified property,” which includes cash, marketable securities, and intercompany debt, along with certain other property. It is expected that a portion of the assets held by Technip that are acquired by TechnipFMC in the Technip Merger will constitute “nonqualified property” and that a portion of the shares issued by TechnipFMC in the Technip Merger will constitute “disqualified stock.” As a result, it is expected that the Section 7874 Percentage will be higher than it would have been if TechnipFMC acquired the stock of Technip (rather than its assets). Further, the Section 7874 Percentage may be impacted by (among other things) the value of nonqualified property (and other property) held by Technip as of the Technip Merger Effective Time, the value of the TechnipFMC stock issued in the Technip Merger and the amount of liabilities assumed in the Technip Merger.

The Temporary Regulations also include other rules that could impact the calculation of the Section 7874 Percentage.

In addition, the Temporary Regulations include the Third Country Rule, which generally provides that, if (i) there is an acquisition of a domestic company by a foreign acquiring company in which the Section 7874 Percentage is at least 60%, and (ii) in a related acquisition, such foreign acquiring company acquires another foreign corporation and the foreign acquiring company is not subject to tax as a resident in the foreign country in which the acquired foreign corporation was subject to tax as a resident prior to the mergers, then the foreign acquiring company will be treated as a U.S. domestic corporation for U.S. federal income tax purposes. Because TechnipFMC is expected to be a tax resident in the United Kingdom and not a tax resident in France, it is expected that TechnipFMC would be treated as a U.S. domestic corporation for U.S. federal income tax purposes under the Third Country Rule if the Section 7874 Percentage were at least 60%.

After taking into account the adjustments described above, the Section 7874 Percentage is currently expected to be less than 60% (as measured by vote and value). Accordingly, TechnipFMC is expected to be treated as a

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foreign corporation for U.S. federal income tax purposes, and the remainder of this disclosure assumes such treatment. However, should the IRS disagree with the conclusion that Section 7874 should not apply in such a manner so as to cause TechnipFMC to be treated as a U.S. domestic corporation for U.S. federal income tax purposes as a result of the Mergers, significant adverse tax consequences would result for TechnipFMC and for certain of TechnipFMC’s stockholders.

Pursuant to the Business Combination Agreement, each of FMCTI and Technip may terminate the transactions contemplated by the Business Combination Agreement prior to the Technip Merger Effective Time if either FMCTI has not received from Latham & Watkins LLP or Technip has not received from Davis Polk & Wardwell LLP an opinion to the effect that Section 7874 should not apply in such a manner so as to cause TechnipFMC to be treated as a U.S. domestic corporation for U.S. federal income tax purposes as a result of the transactions contemplated by the Business Combination Agreement. The underlying facts as of the Technip Merger Effective Time may cause counsel to be unable to render the opinions which are the subject of the termination right, including as a result of fluctuations in the value of FMCTI Shares or Technip Shares, the value of certain assets held then by Technip or the amount of liabilities assumed in the Technip Merger. In addition, there may be changes in law (including IRS guidance) that may cause either counsel to be unable to render such opinions.

b)	Tax Consequences of the Technip Merger to U.S. Holders of Technip Shares

The Technip Merger is expected to qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. IRC for U.S. federal income tax purposes. However, it is not a condition to closing in the Business Combination Agreement that the Technip Merger qualify as a “reorganization” for U.S. federal income tax purposes, and none of FMCTI, Technip or TechnipFMC intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Technip Merger. Moreover, there is no judicial or administrative authority that directly addresses the U.S. federal income tax treatment of a merger in the context of this transaction. Consequently, there is no guarantee that the IRS will treat the Technip Merger as such a reorganization. If the IRS successfully challenges the treatment of the Technip Merger as such a reorganization, adverse U.S. federal income tax consequences may result, including the recognition of taxable gain by U.S. holders of Technip Shares. See the discussion below in the section entitled “—Receipt of TechnipFMC Shares in a Taxable Transaction,” which describes certain U.S. federal income tax consequences to a holder of Technip Shares in the event that the receipt of the TechnipFMC Shares in exchange for the Technip Shares pursuant to the Technip Merger is not treated for U.S. federal income tax purposes as a “reorganization.”

Receipt of TechnipFMC Shares in a “Reorganization”

The following discussion assumes that the Technip Merger is a “reorganization” within the meaning of Section 368(a) of the U.S. IRC for U.S. federal income tax purposes. Subject to the discussion below relating to the PFIC rules, (i) a U.S. holder that receives TechnipFMC Shares in exchange for Technip Shares pursuant to the Technip Merger will not recognize any income, gain or loss, (ii) the U.S. holder will have an adjusted tax basis in the TechnipFMC Shares received in the Technip Merger equal to the adjusted tax basis of the Technip Shares surrendered by that holder in the Technip Merger that is allocable to the TechnipFMC Shares received and (iii) the holding period for TechnipFMC Shares received in the Technip Merger will include the holding period for the Technip Shares surrendered therefor. A U.S. holder will be required to retain records pertaining to the Technip Merger.

Receipt of TechnipFMC Shares in a Taxable Transaction

In the event that the Technip Merger is not a “reorganization” within the meaning of Section 368(a) of the U.S. IRC but rather is a taxable transaction for U.S. federal income tax purposes, a U.S. holder generally will recognize gain or loss equal to the difference between (i) the fair market value of the TechnipFMC Shares received on the date of the exchange and (ii) the U.S. holder’s adjusted tax basis in the Technip Shares surrendered in the Technip Merger.

Any such gain or loss on the exchange of Technip Shares for TechnipFMC Shares in the Technip Merger generally will be a capital gain or loss and will generally be long-term capital gain or loss if the U.S. holder has

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held the Technip Shares for more than one year as of the Technip Merger Effective Date. Long-term capital gain of a non-corporate U.S. holder currently is subject to a maximum U.S. federal income tax rate of 20%. If a non-corporate U.S. holder does not qualify for long-term capital gain treatment, any gain currently is subject to a maximum U.S. federal income tax rate of 39.6%. The deductibility of capital losses is subject to limitations.

Any such gain or loss recognized by a U.S. holder generally will be treated as U.S. source gain or loss. If a U.S. holder acquired different blocks of Technip Shares at different times and different prices, such holder must determine its adjusted tax basis and holding period separately with respect to each block of Technip Shares.

Passive Foreign Investment Company Rules

Technip believes that it was not a PFIC (generally, a foreign corporation that has a specified percentage of “passive” income or assets, after the application of certain “look-through” rules and further described under “—Tax Consequences to U.S. Holders of Holding TechnipFMC Shares—Passive Foreign Investment Company Considerations” below) for U.S. federal income tax purposes for its 2015 taxable year or any prior taxable year. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that Technip was not a PFIC for any taxable year. If Technip was a PFIC for any taxable year during which a U.S. holder owned Technip Shares, certain adverse tax consequences could apply to the U.S. holder as a result of the Technip Merger, even if that transaction otherwise qualified as a “reorganization” for U.S. federal income tax purposes. U.S. holders of Technip Shares should consult their own tax advisors with respect to the U.S. federal income tax consequences of the Technip Merger if they believe that Technip were a PFIC for any taxable year during which they owned Technip Shares.

c)	Tax Consequences to U.S. Holders of Holding TechnipFMC Shares

The following discussion is a summary of certain material U.S. federal income tax consequences of the ownership and disposition of TechnipFMC Shares to U.S. holders who receive such TechnipFMC Shares pursuant to the Technip Merger. This discussion assumes that TechnipFMC will be resident exclusively in the United Kingdom for U.S. federal income tax purposes.

Taxation of Dividends to U.S. Holders

Distributions will be treated as a dividend to U.S. holders to the extent that they are paid out of TechnipFMC’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The dividend income will be treated as foreign source, passive income for foreign tax credit limitation purposes. Subject to the following discussion of special rules applicable to PFICs, the gross amount of the dividends paid by TechnipFMC to U.S. holders may be eligible for taxation at lower rates. The maximum U.S. federal income tax rate imposed on dividends received by non-corporate U.S. holders from certain “qualified foreign corporations” is currently 20%, provided that certain holding period requirements are satisfied and certain other requirements are met. Dividends paid with respect to stock of a foreign corporation which is readily tradable on an established securities market in the United States will be treated as having been received from a “qualified foreign corporation.” The U.S. Treasury and the IRS have determined that common stock is considered readily tradable on an established securities market if it is listed on an established securities market in the United States, such as the NYSE. Accordingly, dividends received by non-corporate U.S. holders should be eligible for favorable treatment as dividends received with respect to stock of a “qualified foreign corporation.” Dividends paid by TechnipFMC will not qualify for the dividends received deduction otherwise available to corporate stockholders.

To the extent that the amount of any distribution exceeds TechnipFMC’s current and accumulated earnings and profits for a taxable year, the excess will first be treated as a tax-free return of capital, causing a reduction in the U.S. holder’s adjusted tax basis in U.S. holder’s TechnipFMC Shares. The balance of the excess, if any, will be treated as gain from the sale of such U.S. holder’s TechnipFMC Shares, as described below under “—Sale, Exchange or Other Taxable Disposition by U.S. Holders.”

It is possible that TechnipFMC is, or at some future time will be, at least 50% owned by U.S. persons. Dividends paid by a foreign corporation that is at least 50% owned by U.S. persons may be treated as U.S. source income (rather than foreign source income) for foreign tax credit purposes to the extent the foreign corporation has more

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than an insignificant amount of U.S. source income. The effect of this rule may be to treat a portion of any dividends paid by TechnipFMC as U.S. source income. Treatment of the dividends as U.S. source income in whole or in part may limit a U.S. holder’s ability to claim a foreign tax credit with respect to foreign taxes payable or deemed payable in respect of the dividends or other items of foreign source, passive income for U.S. federal foreign tax credit limitation purposes. The U.S. IRC permits a U.S. holder entitled to benefits under the U.K.-U.S. Income Tax Treaty to elect to treat any company dividends as foreign source income for foreign tax credit purposes if the dividend income is separated from other income items for purposes of calculating the U.S. holder’s foreign tax credit. U.S. holders should consult their own tax advisors about the desirability and method of making such an election.

Sale, Exchange or Other Taxable Disposition by U.S. Holders

Subject to the following discussion of special rules applicable to PFICs, a U.S. holder will recognize taxable gain or loss on the sale, exchange or other taxable disposition of TechnipFMC Shares in an amount equal to the difference between the amount realized on such taxable disposition and the U.S. holder’s adjusted tax basis in the TechnipFMC Shares, in each case as determined in U.S. dollars.

In general, any such gain or loss recognized by a U.S. holder will be treated as U.S. source gain or loss. Gain or loss realized on the sale, exchange or other taxable disposition of TechnipFMC Shares will be capital gain or loss and will generally be long-term capital gain or loss if the TechnipFMC Shares have been held for more than one year. Long-term capital gain of a non-corporate U.S. holder currently is subject to a maximum U.S. federal income tax rate of 20%. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Considerations

A foreign corporation is a PFIC if, after the application of certain “look-through” rules, (i) at least 75% of its gross income is “passive income” as that term is defined in the relevant provisions of the U.S. IRC and IRS rules, or (ii) at least 50% of the average value of its assets produce “passive income” or are held for the production of “passive income.” TechnipFMC is not expected to be a PFIC for the current tax year, and is not expected to become a PFIC in the future. However, this conclusion is a factual determination made annually and is subject to change. There can be no assurance that the IRS will not successfully challenge this position or that TechnipFMC will not be or become a PFIC at some future time.

If a U.S. holder is treated as owning stock in a PFIC, the U.S. holder will be subject to special rules intended to reduce or eliminate the benefit of the deferral of U.S. federal income tax that results from investing in a foreign corporation that does not distribute all of its earnings on a current basis. These rules may adversely affect the tax treatment to a U.S. holder of dividends paid by TechnipFMC and of sales, exchanges and other dispositions of TechnipFMC Shares, and may result in other U.S. federal income tax consequences. U.S. holders should consult their own tax advisors about the determination of TechnipFMC’s PFIC status and the U.S. federal income tax consequences of holding TechnipFMC Shares if TechnipFMC is considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends received by U.S. holders of the TechnipFMC Shares and the proceeds received on the disposition of the TechnipFMC Shares effected within the United States (and, in certain cases, outside the United States), if paid to U.S. holders other than certain exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (on an IRS Form W-9 provided to the paying agent or the U.S. holder’s broker) or is otherwise subject to backup withholding. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

Individuals that own “specified foreign financial assets” with an aggregate value of more than $50,000 (or higher threshold for some married individuals and individuals living abroad) may be required to file an information report (IRS Form 8938) with respect to such assets with their tax returns. TechnipFMC Shares generally will constitute specified foreign financial assets subject to these reporting requirements, unless the TechnipFMC Shares are held in an account at a financial institution (which, in the case of a foreign financial account, may also

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be subject to reporting). Additionally, under recently finalized regulations, a domestic corporation, domestic partnership, or trust (as described in Section 7701(a)(30)(E) of the U.S. IRC) which is formed or availed of for purposes of holding, directly or indirectly, specified foreign financial assets may be subject to these rules. U.S. holders should consult their own tax advisors regarding information reporting requirements relating to their ownership of TechnipFMC Shares and the significant penalties to which they may be subject for failure to comply.

Non-U.S. holders may be required to comply with certification and identification procedures in order to establish an exemption from information reporting and backup withholding.

Holders of Technip Shares and/or, as relevant, of TechnipFMC Shares, subject to a tax regime other than those referred to above should consult with their own tax advisors.

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3.	Presentation of TechnipFMC

TechnipFMC has not conducted any business operations other than those which are incidental to its formation, to enter into the MOU, the Business Combination Agreement and the Merger Agreement and in connection with the transactions contemplated by these agreements. As of the date of this Information Document, TechnipFMC does not beneficially own any FMCTI Shares or Technip Shares.

Following the Mergers, TechnipFMC will be the holding company of the combined businesses of Technip and FMCTI, and it is expected that TechnipFMC Shares will be listed on Euronext Paris and the NYSE.

3.1.	Company Name

Prior to the Technip Merger Effective Time, TechnipFMC Limited will be renamed “TechnipFMC plc” following its re-registration as a public company.

3.2.	Place of registration and registration number

As of the date of this Information Document, TechnipFMC is a private limited company incorporated under the laws of England and Wales with registered number 9909709. Prior to the Technip Merger Effective Time, it will be re-registered as a public company.

3.3.	Date of incorporation and term

TechnipFMC was incorporated on December 9, 2015.

3.4.	Share Capital

Immediately prior to the consummation of the Mergers, the entire issued share capital of TechnipFMC will comprise: (i) one ordinary TechnipFMC Share with a nominal value of £1.00 and (ii) 50,000 non-voting redeemable shares with a nominal value of £1.00 per share. Immediately following the consummation of the Mergers, the ordinary share capital of TechnipFMC is expected to be $468,532,945, divided into 468,532,945 ordinary TechnipFMC Shares with a nominal value of $1.00 per share.

3.5.	Registered office, legal form and applicable legislation

The registered office of TechnipFMC is located at c/o Legalinx Limited, 1 Fetter Lane, London EC4A 1BR, United Kingdom.

Companies Act 2006 / AMF General Regulation

As a company incorporated under the laws of England and Wales, TechnipFMC is governed by the Companies Act 2006. In addition, because of the Admission, TechnipFMC will be subject, from Admission, to certain provisions of the general regulations of the AMF (the “AMF General Regulation”).

European Directives / Companies Act 2006

TechnipFMC will also be subject to the transparency and continuing reporting obligations applicable to issuers with securities admitted to trading on European Union regulated markets. These obligations stem from European Union directives (Directive 2003/71/EC, as amended (the “Prospectus Directive”) and Directive 2004/109/EC, as amended (the “Transparency Directive”), together the “Directives”) which are implemented in the various member states of the European Union and Regulation 596/2014. For the purposes of the Directives, when an issuer has issued equity securities admitted to trading on a regulated market, the “Home Member State” will be the state where an issuer has its registered office.

Following the Admission, TechnipFMC's Home Member State will therefore be the United Kingdom, and TechnipFMC will be subject to the United Kingdom’s Disclosure and Transparency Rules (“DTRs”).

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The U.K. Financial Conduct Authority (the “FCA”) will be the competent authority for the purposes of the Prospectus Directive and to review and approve any prospectus for the purpose of any offer to the public or admission of transferable securities to trading on a regulated market (such terms as defined in the Directives). However, the FCA has agreed to transfer its competent authority to the AMF in respect of approving the Admission Prospectus only, in accordance with Article 13 of the Prospectus Directive, PR3.1.12R of the UK Prospectus Rules and Section 87E of the U.K. Financial Services and Markets Act 2000 (as amended).

Following the Admission, TechnipFMC will be subject to continuing obligations under (i) the Companies Act 2006 and (ii) the legislation implementing the Directives in both the United Kingdom and France, the United Kingdom being its Home Member State and state of incorporation and France being its Host Member State under the Directives.

Companies Act 2006

Under the Companies Act 2006, TechnipFMC will be treated as a “quoted company” as its equity share capital will be officially listed in a European Economic Area State and admitted to dealing on the NYSE. The directors of a quoted company must deliver to the registrar of companies of England and Wales, within six months of its accounting reference date (i.e. the end of its fiscal year being December 31 for TechnipFMC), a copy of:

-	the company’s annual financial statements;

-	the directors' remuneration report;

-	the directors' report;

-	a strategic report; and

-	the auditor's report on (i) the company's annual financial statements, (ii) the auditable part of the directors' remuneration report, (iii) the director's report, (iv) the strategic report.

The above reports will typically by consolidated into a single publication. TechnipFMC will be required under the Companies Act 2006 to (i) make its annual financial statements and report available free of charge on its website, and (ii) send its annual financial and report to all stockholders, and for such annual financial statements and report to be presented at TechnipFMC's annual general meeting.

European Directives

Under the requirements of the Transparency Directive (as implemented in the United Kingdom and France), TechnipFMC will be subject to continuing obligations in both the United Kingdom and France, the United Kingdom being its Home Member State and state of incorporation and France being its Host Member State. TechnipFMC intends to establish internal procedures to ensure that its continuing obligations in both the United Kingdom and France are fulfilled simultaneously when, for example, a disclosure obligation arises.

Certain rules contained in the in FCA's DTRs (which implement the Transparency Directive in the United Kingdom) apply to TechnipFMC on the basis of TechnipFMC's Home Member State being the United Kingdom and its securities being admitted to trading on a regulated market. These include the requirements to:

-	make public through its website and a regulatory information service (“RIS”) (being an information service that disseminates regulated information in accordance with the minimum standards set out in Article 12 of the Transparency Directive or other primary information providers registered on a list published by the FCA), its annual financial report, which consists of its audited financial statements, management report and responsibility statements, within four months after the end of each fiscal year and ensure that its financial report remains publicly available for at least ten years;

-	make public, through its website and a RIS, its half-yearly financial report covering the first six months of the fiscal year, which consists of its condensed set of financial statements, interim management report and responsibility statements, no later than three months after the end of the period to which the report relates;

-	notify the market, through a RIS, of acquisitions and disposals of major shareholdings following notification by a stockholder to TechnipFMC and the FCA that the voting rights held by such member

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have reached, exceeded or fallen below 3% and each 1% threshold thereafter up to 100% (subject to certain voting rights which may be disregarded); and

-	at the end of each month during which an increase or decrease has occurred, disclose to the public through a RIS: (i) the total number of voting rights and shares in respect of each class of issued shares; and (ii) the total number of voting rights attaching to shares that are held by it in treasury.

In addition to publication on TechnipFMC’s website (where required) and through a RIS, TechnipFMC will also upload all regulated information to the official mechanism in the United Kingdom for storing regulated information under the Transparency Directive, operated by Morningstar, and on info-financiere.fr (the official mechanism in France for storing regulated information under the Transparency Directive).

Article 21-1 of the Transparency Directive states that: “the Home Member State shall ensure that the issuer (…) discloses regulated information in a manner ensuring fast access to such information on a non-discriminatory basis and makes it available to the officially appointed mechanism (…)”. Article 21-3 of the Transparency Directive states that: “where securities are admitted to trading on a regulated market in only one host Member State and not in the home Member State, the host Member State shall ensure disclosure of regulated information in accordance with the requirements referred to in paragraph 1”.

Where supervision and enforcement is concerned, Article 26 of the Transparency Directive states that: “Where the competent authority of a host Member State finds that the issuer (…) has committed irregularities or infringed its obligations, it shall refer its findings to the competent authority of the home Member State. If, despite the measures taken by the competent authority of the home Member State, or because such measures prove inadequate, the issuer (…) persists in infringing the relevant legal or regulatory provisions, the competent authority of the host Member State shall, after informing the competent authority of the home Member State, take (…) all the appropriate measures in order to protect investors, informing the Commission and ESMA thereof at the earliest opportunity.” Article 25 of the Transparency Directive further states that: “Competent authorities of the Member States shall cooperate with each other, whenever necessary, for the purpose of carrying out their duties and making use of their powers. Competent authorities shall render assistance to competent authorities of other Member States.” In addition, Article 22 of the Prospectus Directive provides that: “In particular, they shall exchange information and cooperate when an issuer has more than one home competent authority… or where the approval of a prospectus has been transferred to the competent authority of another Member State… They shall also closely cooperate when requiring suspension or prohibition of trading for securities traded in various Member States in order to ensure a level playing field between trading venues and protection of investors. Where appropriate, the competent authority of the host Member State may request the assistance of the competent authority of the home Member State from the stage at which the case is scrutinized, in particular as regards a new type or rare forms of securities. The competent authority of the home Member State may ask for information from the competent authority of the host Member State on any items specific to the relevant market.”

Takeover Regulation

TechnipFMC will have its registered office in the United Kingdom and its securities will be admitted to trading on a regulated market in France but not on a regulated market in the United Kingdom. As such, it will be subject to the shared jurisdiction of the United Kingdom and France in takeover matters under the Directive on Takeover Bids (2004/25/EC) (the “Takeover Bids Directive”). The provisions of the U.K. City Code on Takeovers and Mergers (the “U.K. City Code”) which will apply shall be determined by the Panel on Takeovers and Mergers on the basis set out in Article 4(2)(e) of the Takeover Bids Directive.

This means that the U.K. City Code will apply in respect of matters relating to the information to be provided to the employees of the offeree company and matters relating to company law (in particular the percentage of voting rights which confers control and any derogation from the obligation to launch an offer, as well as the conditions under which the Board of the offeree company may take any action which might result in the frustration of an offer). Concerning matters relating to the consideration offered (in particular the price) and the offer procedure (in particular the information on the offeror's decision to make an offer, the contents of the offer document and the disclosure of the offer), the AMF General Regulation in accordance with Article 4(2)(b) and (c) of the Takeover Bids Directive applies.

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Mandatory squeeze-out

Under the Companies Act 2006, if a “takeover offer” (as defined in Section 974 of the Companies Act 2006) is made for the shares of TechnipFMC and the offeror were to acquire, or unconditionally contract to acquire, not less than 90% in value of the shares to which the offer relates and not less than 90% of the voting rights carried by the shares to which the offer relates (the “Takeover Offer Shares”) within three months of the last day on which its offer can be accepted, it could acquire compulsorily the remaining 10%. It would do so by sending a statutory notice to the remaining stockholders telling them that it will acquire compulsorily their Takeover Offer Shares and then, six weeks later, it would execute a transfer of the outstanding Takeover Offer Shares in its favor and pay the consideration to TechnipFMC, which would hold the consideration on trust for the persons who, before they were compulsorily acquired, were entitled to the shares for which consideration was received.

The terms offered to the stockholders whose Takeover Offer Shares are acquired compulsorily under the Companies Act 2006 must be the same as the terms offered under the takeover offer.

Sell-out

The Companies Act 2006 also gives minority stockholders a right to be bought out in certain circumstances by an offeror who has made a takeover offer. If a takeover offer is made for all the shares the holder of any voting shares to which the offer relates who has not accepted the offer may require the offeror to acquire those shares if, at any time before the end of the period within which the offer could be accepted, the offeror has acquired or has unconditionally contracted to acquire not less than 90% in value of all the voting shares carrying not less than 90% of the voting rights in the company. If a takeover is made for all the shares the holder of any non-voting shares to which the offer relates who has not accepted the offer may require the offeror to acquire those shares if, at any time before the end of the period within which the offer could be accepted, the offer has by virtue of acceptance of the offer acquired or unconditionally contracted to acquire not less than 90% in value of all the shares in the company. Such rights are exercisable by a written communication addressed to the offeror and are not exercisable more than three months from the end of the period within which the offer can be accepted or, if later, the date of the notice that the offeror is required to give notifying a stockholder of his right to be bought. The offeror must give to any stockholder who has not accepted the offer notice of his right to be bought out within one month of that right arising. If a stockholder exercises his or her rights, the offeror is bound to acquire those shares on the terms of the offer or on such other terms as may be agreed.

3.6.	Selected Pro Forma Financial Data for TechnipFMC

TechnipFMC has been recently incorporated and has no operating history, except for those actions taken in furtherance to the Mergers, and no revenues.

The following unaudited pro forma condensed combined financial information, which we refer to as the pro forma financial statements, give effect to the Mergers to be accounted for under the acquisition method of accounting in accordance with IFRS 3 “Business Combinations”(“IFRS 3”), with Technip identified as the accounting acquirer.

The unaudited pro forma condensed combined statements of income have been prepared to give effect to the Mergers as if they had been completed on January 1, 2015. The unaudited pro forma condensed combined statement of financial position has been prepared to give effect to the Mergers as if they had been completed on June 30, 2016.

The unaudited pro forma condensed combined financial statements are based on the historical consolidated financial position and results of operations of Technip and FMCTI. The unaudited pro forma condensed combined financial statements should be read in conjunction with the information contained in the sections entitled “The Mergers,” “Selected Historical Consolidated Financial Data For Technip” and “Selected Historical Consolidated Financial Data For FMCTI” of this Information Document, the section “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations Of Technip” included in the Registration Statement and the historical consolidated financial statements and related notes appearing elsewhere, or incorporated within, this Information Document.

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The unaudited pro forma condensed combined information, which has been produced for illustrative purposes only, by its nature addresses a hypothetical situation and therefore does not represent the combined company’s actual financial position or results.

	As of and for the six months ended June 30, 2016	As of and for the year ended December 31, 2015
	(In millions of U.S. dollars, except per share data)
Revenues	7,145.0	17,865.5
Gross Margin	1,255.1	2,886.1
Operating Income / (Loss) from Recurring Activities After Income / (Loss) of Equity Affiliates	544.8	1,367.8
Net income/(Loss) for the year	241.4	167.9
Basic Earnings per Share	0.52	0.33
Diluted Earnings per Share	0.52	0.32
Total equity attributable to Shareholders of the Parent Company	12,440.5	not disclosed
Cash and Cash equivalents	4,025.3	not disclosed
Order intake	3,900.9	13,149.5
Backlog	18,411.5	22,831.1

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4.	BUSINESS OVERVIEW

4.1.	TechnipFMC

TechnipFMC has been recently incorporated and has no operating history, except for those actions taken in furtherance to the Mergers, and no revenues.

Upon consummation of the Mergers, TechnipFMC’s business will be the business formerly operated by Technip and FMCTI, respectively, each as described below.

4.2.	Technip

4.2.1.	Overview of business

Technip S.A., a French société anonyme, is a world leader in project management, engineering and construction for the energy sector and offers a comprehensive portfolio of innovative solutions and technologies. For the year ended December 31, 2015, Technip had revenues of €10.3 billion.

Technip’s production facilities (for flexible pipes and umbilicals), manufacturing yard, logistics bases and spoolbases are located in Angola, Brazil, Finland, France, Indonesia, Malaysia, Norway, the United Kingdom and the United States. As of June 30, 2016, Technip held an interest in or operated 23 vessels specialized in installing subsea rigid and flexible pipelines, subsea construction and diving support, five of which were under construction.

History

Technip was founded on April 21, 1958. Technip’s first significant orders were refinery and natural gas contracts with Total. Building on its initial success in France, Technip began to develop on an international level. Technip also played a pioneering role within the gas industry.

By the late 1960s, Technip had expanded its expertise to include petrochemicals, chemicals and fertilizers. In the early 1970s, Technip further developed as an international engineering group through the creation of Technipetrol in Rome (Italy) and Tecplant in Barcelona (Spain). In 1971, Coflexip, a company specialized in designing and manufacturing flexible pipes used for the subsea extraction of hydrocarbon, was created.

In December 2011, Technip acquired Global Industries, Ltd. due to its complementary subsea know-how, assets and experience, including two newly built leading-edge vessels, as well as strong positions in the Gulf of Mexico (both in U.S. and Mexican waters), Asia Pacific and the Middle East. This broadened Technip’s capabilities, expanded by approximately 30% its addressable market in deep-to-shore projects and strengthened its leadership in the fast-growing subsea market.

2012 was also a year of growth for Technip, with the acquisition of Stone & Webster process technologies from the Shaw Group, which included its associated oil and gas engineering capabilities. Due to this transaction, Technip became a leader in upstream technology.

Technip is registered with the Paris Company and Commercial Register under number 589 803 261 RCS Paris. Technip was incorporated on April 21, 1958 for a term of 99 years. Its expiration date is April 20, 2057.

Technip is a French société anonyme with a board of directors and is governed by French law, including the provisions of Book II of the French Commercial Code (Code de commerce).

Technip S.A. is the group parent company; it is primarily a holding company that receives dividends and invoices management and administrative costs (in the form of management fees), as well as specific costs relating to insurance and guarantees provided. Technip S.A.’s revenues are, to a large extent, attributable to its subsidiaries.

The subsidiaries of Technip S.A. manage and perform Technip’s obligations under its contracts. Technip S.A.’s major subsidiaries include the following:

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-	Technip France S.A., a French société anonyme located at 6-8, allée de l’Arche, 92400 Courbevoie (France). It is registered with the Company and Commercial Register of Nanterre under Number 391 637 865. Technip France has been active for over 50 years in the engineering and project construction fields for the oil and gas and chemical industries. It manages contracts in both segments of the group’s activities (Subsea and Onshore/Offshore). As of December 31, 2015, the group controlled 100% of this company.

-	Technip Italy S.p.A., an Italian company, located at Viale Castello delta Magliana, 68 Roma 00148 (Italy). Since 1969, Technip Italy has been a leading contractor in engineering, technology and project construction, with consolidated experience in the design and implementation of large plants in all sectors of the oil and gas industry. It has the ability to develop large projects in several industries. It is active in the Onshore/Offshore segment. As of December 31, 2015, the group controlled 100% of this company.

-	Technip UK Ltd (Aberdeen), an English company, located at Enterprise Drive, D Westhill, Aberdeenshire AB32 6TQ (United Kingdom). Technip UK Ltd specializes in the Subsea segment and develops subsea projects (typically, the fabrication, construction, installation and maintenance of pipelines and other subsea structures) for oil and gas operators, and provides specialist project support, R&D activities, as well as vessels and associated personnel and equipment for Technip's global subsea business. As of December 31, 2015, the group controlled 100% of this company.

-	Technip Geoproduction (M) Sdn Bhd, a Malaysian company, located at 2nd Floor Wisma Technip 241 Jalan Tun Razak, 50400 Kuala Lumpur (Malaysia). Created in 1982, this company is active in Subsea and Onshore/Offshore. It is the leading engineering technology solutions and turnkey contract provider in the Asia Pacific region for the design and construction of hydrocarbon field development, oil refining, gas processing plants, petrochemicals and selected non-hydrocarbon projects. As of December 31, 2015, the group controlled 100% of this company.

-	Flexibras Tubas Flexiveis Limitada, a Brazilian company, located at 35 Avenida Jurema Barroso, Parte Centro, 29010 380 Vitoria (Brazil). Created in 1984, this company’s operational activity consists of the manufacture and sale of high-quality flexible pipes. Its manufacturing plant is strategically located near offshore oil and gas fields. As of December 31, 2015, the group controlled 100% of this company.

-	Technip USA, Inc., a U.S. company, located at 11740 Katy Freeway, Suite 100, Houston, Texas 77079 (United States). It is active in the Subsea and Onshore/Offshore segments, most notably, in the construction of Spars, a cylinder-shaped floating offshore drilling and production platform that is partially submerged and uses top tensioned risers and surface wellheads. As of December 31, 2015, the group controlled 100% of this company.

-	Technip Ships (Netherlands) B.V., a Dutch company, located at Boerhaavelaan 31, 2713 HA Zoetermeer (The Netherlands). It is active in the Subsea segment and owns many of the group’s vessels. As of December 31, 2015, the group controlled 100% of this company.

4.2.2.	Share Capital

Amount of the Share Capital

As of August 31, 2016, Technip’s share capital amounted to € 93,281,878.63 divided into 122,336,890 ordinary shares.

Non-equity Securities

None.

Treasury Shares

As of August 31, 2016, Technip held 1,563,359 ordinary shares in treasury.

Other Securities Giving Access to the Share Capital

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2011-2017 Convertible Bonds

On December 15, 2011, Technip issued 5,178,455 bonds convertible into and/or exchangeable for new or existing shares (OCEANE) (“Technip OCEANEs”) for approximately €497.6 million. The bonds will be redeemed at par on January 1, 2017 except in the event of an early conversion, exchange or redemption. Bondholders have the option to convert their bonds into shares at any time at the ratio of one share for one bond. In addition, Technip has the option to call for the early redemption of all outstanding bonds at any time on or after the third anniversary of the issue date for a price at par plus accrued interest if the quoted value of the shares exceeds 130% of the par value of the bond.

The nominal value of each bond was set at €96.09. The bonds are admitted to trading on Euronext Paris.

The bonds bear interest at an annual rate of 0.25% payable annually in arrears on January 31 of each year, i.e. approximately €0.24 per year and per bond.

As of August 31, 2016, 5,178,455 Technip Shares are issuable upon conversion of the Technip OCEANEs. It is expected that the Technip OCEANEs will be redeemed at par value on January 1, 2017 except in the event of early conversion, exchange or redemption.

Terms of any Acquisition Rights and/or Obligations over Authorized but Unissued Capital

None.

Capital of any Member of the Group Which is Under Option or Subject to an Agreement Contemplating an Option

None.

Technip Share Subscription Options or Share Purchase Options

The table below presents an overview of the information related to share subscription options and share purchase options granted by Technip and outstanding as of December 31, 2015.

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History of share subscription and share purchase options granted and related information

	2009 Plan	2010 Plan Part 1	2010 Plan Part 2	2010 Plan Part 3	2011 Plan Part 1	2011 Plan Part 2	2011 Plan Part 3	2012 Plan Part 1	2012 Plan Part 2	2013 Plan Part 1	2013 Plan Part 2	2015 Plan Part 1
	Subscription options	Subscription options	Subscription options	Subscription options	Subscription options	Subscription options	Subscription options	Subscription options	Subscription options	Subscription options	Subscription options	Subscription options
Date of Stockholders’ Meeting	April 30, 2009	April 29, 2010	April 29, 2010	April 29, 2010	April 28, 2011	April 28, 2011	April 28, 2011	April 26, 2012	April 26, 2012	April 25, 2013	April 25, 2013	April 24, 2014
Date of Board of Directors’ meeting	June 15, 2009	June 23, 2010	December 15, 2010	March 4, 2011	June 17, 2011	December 14, 2011	March 2, 2012	June 15, 2012	December 12, 2012	June 14, 2013	January 10, 2014	September 7, 2015
Number of options granted	1,093,175 (1)	1,102,300 (2)	19,400 (2)	81,300 (3)	339,400 (4)	53,900 (4)	49,007 (4)	284,700 (5)	35,350 (5)	323,200 (6)	16,520 (6)	568,561 (7)
Subscription price per option	€34.70	€51.45	€63.23	€72.19	€72.69	€66.94	€78.39	€74.54	€87.13	€85.73	€68.47	€47.83
Option exercise start date	June 15, 2013	June 23, 2014	December 15, 2014	March 4, 2015	June 17, 2015	December 14, 2015	March 2, 2016	June 15, 2016	December 12, 2016	June 14, 2017	January 10, 2018	September 7, 2019
Expiry date*	June 15, 2015	June 23, 2016	December 15, 2016	March 4, 2017	June 17, 2018	December 14, 2018	March 2, 2019	June 15, 2019	December 12, 2019	June 14, 2021	January 10, 2022	September 7, 2023
Total number of options available for subscription as of December 31, 2015	-	776,293	17,400	69,400	316,320	41,696	46,007	245,800	34,950	287,500	16,520	568,561
Number of options that may be subscribed as of December 31, 2015 by: ● the Chairman and Chief Executive Officer, corporate officer (mandataire social)**	-	109,000	NA	NA	70,000	NA	NA	55,000	NA	50,000	NA	110,000
● the 10 employees having the largest number of options granted	-	120,000	17,400	8,800	86,370	30,618	11,407	71,000	18,150	76,000	13,220	182,000
Number of options subscribed as of December 31, 2015	993,589	234,907	0	0	0	0	0	0	0	0	0	0
Number of options canceled as of December 31, 2015	99,586	91,100	2,000	11,900	23,080	12,204	3,000	38,900	400	35,700	0	0
Number of beneficiaries	1,568	2,168	11	313	126	36	92	161	38	176	16	145

*  All the plans are subject to certain restrictions limiting the exercise of options in the event the employee or the manager ceases to work for Technip.

** The other mandataires sociaux are not beneficiaries of Plans.

(1) The number of subscription options granted by the Board of Directors on June 15, 2009 was subject to a satisfactory

(4) The number of subscription options granted by the Boards of Directors on June 17, 2011, December 14, 2011 and March 2, 2012 was subject to a Reference Performance to be measured for the years 2011, 2012 and 2013. This performance was measured by the outcome reached by the Group in terms of the Total Shareholder Return (TSR), Operating Income From Recurring Activities (OIFRA) and Return on Capital Employed (ROCE). No options can be exercised by the Chairman and Chief Executive Officer if the Reference Performance, as defined in the Plan rules, is lower than 75%. On February 17, 2015, the Board of Directors

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performance for its stockholders over the period 2009-2012. This performance was measured by the progression of the Group’s Consolidated Income in relation to a representative sample of the Group’s competitors. No options can be exercised by the Chairman and Chief Executive Officer if the progression of the Group’s Operating Income is less than that of each of the companies included in the sample. In accordance with the Plan rules, since the progression of the Group’s Consolidated Income is superior or equal to the Final Reference Index, 100% of the options granted can be subscribed.

(2) The number of subscription options granted by the Boards of Directors on June 23, 2010 and December 15, 2010 was subject to a satisfactory performance over for its stockholders the period 2010-2013. This performance was measured by the progression of the Group’s Consolidated Income in relation to a representative sample of the Group’s competitors. 50% of the granted shares are subject to the level of achievement of the aforementioned performance recorded at the option exercise start date. No options can be exercised by the Chairman and Chief Executive Officer if the progression of the Group’s Operating Income is less than that of each of the companies included in the sample. In accordance with the Plan rules, since the progression of the Group’s Consolidated Income is superior or equal to the Final Reference Index, 100% of the options granted can be subscribed.

(3) The number of subscription options granted by the Board of Directors on March 4, 2011 was subject to a satisfactory performance for its stockholders over the period 2011-2014. This performance was measured by the progression of the Group’s Consolidated Income in relation to a representative sample of the Group’s competitors. 50% of the granted shares are subject to the level of achievement of the aforementioned performance recorded at the option exercise start date. No options can be exercised by the Chairman and Chief Executive Officer if the progression of the Group’s Operating Income is less than that of each of the companies included in the sample. In accordance with the Plan rules, since the progression of the Group’s Consolidated Income is superior or equal to the Final Reference Index, 100% of the options granted can be subscribed.

validated the plan’s performance. This performance was measured at 94.4% on the portion which was submitted to risk.

(5) The number of subscription options granted by the Boards of Directors on June 15, 2012 and December 12, 2012 is subject to a Reference Performance to be measured for the years 2012, 2013 and 2014. This performance will be measured by the outcome reached by the Group in terms of the Total Shareholder Return (TSR), Operating Income From Recurring Activities (OIFRA) and Return on Capital Employed (ROCE). No options can be exercised by the Chairman and Chief Executive Officer if the Reference Performance, as defined in the Plan rules, is lower than 75%.

(6) The number of subscription options granted by the Boards of Directors on June 14, 2013, January 10 and December 10, 2014 is subject to a Reference Performance to be measured for the years 2013, 2014 and 2015. This performance will be measured by the outcome reached by the Group in terms of the Total Shareholder Return (TSR), Operating Income From Recurring Activities (OIFRA) and Return on Capital Employed (ROCE). No options can be exercised by the Chairman and Chief Executive Officer if the Reference Performance, as defined in the Plan rules, is lower than 75%.

(7) The number of subscription options granted by the Board of Directors on September 7, 2015 is subject to a Reference Performance to be measured for the years 2015, 2016 and 2017. This performance will be measured by the outcome reached by the Group in terms of the Total Shareholder Return (TSR), Operating Income From Recurring Activities (OIFRA) and Return on Capital Employed (ROCE). No options can be exercised by the Chairman and Chief Executive Officer if the Reference Performance, as defined in the Plan rules, is lower than 75%.

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Potential Dilution

As of December 31, 2015, assuming the performance criteria have been satisfied in full, the total number of shares that may be issued pursuant to the exercise of outstanding share subscription options described in the tables above was 3,109,093 shares with a par value of €0.7625, representing approximately 2.68% of Technip’s share capital as of that date.

As of February 29, 2016, the potential dilutive effect of the outstanding share subscription options amounted to 2.68% of Technip’s share capital.

The share purchase options or share subscription options granted to, or exercised by, each director and officer during financial year 2015 are detailed in Tables 4 and 5 in Section 4.2.1 of Technip 2015 Reference Document, which is incorporated by reference in this Information Document.

The share purchase options or share subscription options granted to and exercised by the ten employees of Technip (other than directors and officers (mandataires sociaux)) with the largest number of options during financial year 2015 are detailed in Table 9 in Section 4.2.1 of Technip 2015 Reference Document, which is incorporated by reference in this Information Document.

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Awards of Performance Shares Pursuant to Articles L. 225-197-1 et seq. of the French Commercial Code

The following table sets forth information relating to performance share grants outstanding as of December 31, 2015:

Performance Share Plans	2009 Plan Part 3	2010 Plan Part 1	2010 Plan Part 2	2010 Plan Part 3	2011 Plan Part 1	2011 Plan Part 2	2011 Plan Part 3	2012 Plan Part 1	2012 Plan Part 2	2013 Plan Part 1	2013 Plan Part 2	2014 Plan Part 1	2015 Plan Part 1
Date of stockholders’ Meeting	April 30, 2009	April 29, 2010	April 29, 2010	April 29, 2010	April 28, 2011	April 28, 2011	April 28, 2011	April 26, 2012	April 26, 2012	April 25, 2013	April 25, 2013	April 24, 2014	April 24, 2014
Date of Board of Directors’ Meeting	February 16, 2010	June 23, 2010	December 15, 2010	March 4, 2011	June 17, 2011	December 14, 2011	March 2, 2012	June 15, 2012	December 12, 2012	June 14, 2013	January 10, 2014	December 10, 2014	September 7, 2015
Number of shares granted	100,100 (1)	883,900 (2)	13,800 (2)	86,300 (3)	355,900 (4)	37,050 (4)	49,357 (5)	430,150 (6)	126,892 (6)	492,500 (7)	73,700 (7)	50,400 (8)	290,736 (9)
Share acquisition date of the tax residents	February 16, 2013	June 23, 2013	December 15, 2013	March 4, 2014	June 17, 2014	December 14, 2014	March 2, 2015	June 15, 2015	December 12, 2015	June 14, 2016	January 10, 2017	December 10, 2018	September 7, 2019
Share acquisition date of the non-tax residents	February 16, 2014	June 23, 2014	December 15, 2014	March 4, 2015	June 17, 2015	December 14, 2015	March 2, 2016	June 15, 2016	December 12, 2016	June 14, 2017	January 10, 2018	December 10, 2018	September 7, 2019
Expiry date of the holding period (conversion of shares) for the tax residents	February 16, 2015	June 23, 2015	December 15, 2015	March 4, 2016	June 17, 2016	December 14, 2016	March 2, 2017	June 15, 2017	December 12, 2017	June 14, 2018	January 10, 2019	December 10, 2018	September 7, 2019
Expiry date of the holding period (conversion of shares) for the non-tax residents	February 16, 2014	June 23, 2014	December 15, 2014	March 4, 2015	June 17, 2015	December 14, 2015	March 2, 2016	June 15, 2016	December 12, 2016	June 14, 2017	January 10, 2018	December 10, 2018	September 7, 2019
Remaining shares available for acquisition as of December 31, 2015	-	-	-	-	-	-	32,107	247,300	102,739	457,400	71,150	50,400	290,616
Number of shares that may be acquired as of December 31, 2015 by:
● the Chairman and Chief Executive Officer	NA	0	NA	NA	0	NA	NA	25,000	NA	30,000	NA	NA	33,000
● the top 10 employees	NA	NA	NA	NA	NA	NA	6,000	48,500	18,900	57,500	16,750	37,200	43,600
Number of shares acquired as of December 31, 2015	87,550	799,000	12,300	73,800	331,450	28,650	12,900	151,650	12,400	500	0	0	0
Grants canceled as of December 31, 2015 or as of any acquisition date before December 31, 2015 during the 2015 financial year	12,550	84,900	1,500	12,500	24,450	8,400	4,350	31,300	11,753	34,750	2,550	0	120
Number of beneficiaries	306	2,174	11	317	1,196	57	221	1,295	588	1,474	280	16	727

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(1) The number of performance shares granted by the Board of Directors of February 16, 2010 was subject to a satisfactory performance for its stockholders over the period 2009/2012. This performance was measured by the progression of the Group’s Consolidated Operating Income in relation to a representative same of Group’s competitors. 50% of the shares granted are subject to the level of achievement of the aforementioned performance recorded at the share acquisition start date. The result of the calculation of the performance over the period 2009/2012 was superior or equal to the Reference Index. As a consequence and according to the Plan rules, 100% shares were acquired.

(2) The number of performance shares granted by the Boards of Directors of June 23, 2010 and December 15, 2010 was subject to a satisfactory performance for its stockholders over the period 2009/2012. This performance was measured by the progression of the Group’s Consolidated Operating Income in relation to a representative same of Group’s competitors. 50% of the shares granted were subject to the level of achievement of the aforementioned performance recorded at the share acquisition start date except in the case of the Chairman and Chief Executive Officer to whom no shares would be granted if the progression of the Group’s Operating Income would be less than that of each of the companies included in the sample. The result of the calculation of the performance over the period 2009/2012 was superior or equal to the Reference Index. As a consequence and according to the Plan rules, 100% shares were acquired.

(3) The number of performance shares granted by the Board of Directors of March 4, 2011 was subject to a satisfactory performance for its stockholders over the period 2010/2013. This performance was measured by the progression of the Group’s Consolidated Operating Income in relation to a representative same of Group’s competitors. 50% of the shares granted were subject to the level of achievement of the aforementioned performance recorded at the share acquisition start date. The result of the calculation of the performance over the period 2010/2013 was superior or equal to the Reference Index. As a consequence and according to the Plan rules, 100% shares were acquired.

(4) The number of performance shares granted by the Boards of Directors in their meetings on June 17, 2011 and December 14, 2011 was subject to the satisfactory performance by Technip of a Reference Performance to be measured on the periods 2011, 2012 and 2013. The Reference Performance took into consideration the results obtained by the Group in terms of Health/Safety/Environment (HSE), Operating Income from Recurring Activities (OIFRA) and Net Cash Generated from Operational Activities. 50% of the shares granted were subject to the level of achievement of the Reference Performance of various thresholds recorded at the share acquisition start date. However, in the case of the Chairman and Chief Executive Officer and Excom members shares are only granted depending on the achievement of Reference Performance thresholds. The result of the calculation of the performance over the period 2011/2013 was superior or equal to the Reference Performance. As a consequence and according to the Plan rules, 100% shares were acquired.

(5) The number of performance shares granted by the Board of Directors of March 2, 2012 was subject to the satisfactory performance by Technip of a Reference Performance to be measured on the periods 2011, 2012 and 2013. The Reference Performance took into consideration the results obtained by the Group in terms of Health/Safety/Environment (HSE), Operating Income from Recurring Activities (OIFRA) and Net Cash Generated from Operational Activities. The result of the calculation of the performance over the period 2011/2013 was superior or equal to the Reference Performance. As a consequence and according to the Plan rules, 100% shares were acquired.

(6) The number of performance shares granted by the Boards of Directors of June 15, 2012 and December 12, 2012 was subject to the satisfactory performance by Technip of a Reference Performance to be measured on the periods 2012, 2013 and 2014. The Reference Performance took into consideration the results obtained by the Group in terms of Health/Safety/Environment (HSE), Operating Income from Recurring Activities (OIFRA) and Net Cash Generated from Operational Activities. 50% of the shares granted are subject to the level of achievement of the Reference Performance of various thresholds recorded at the share acquisition start date. However, in the case of the Chairman and Chief Executive Officer and Excom members shares are only granted depending on the achievement of Reference Performance thresholds. The result of the calculation of the performance over the period 2012/2014 was superior or equal to the Reference Performance. As a consequence and according to the Plan rules, 100% shares were acquired.

(7) The number of performance shares granted by the Boards of Directors of June 14, 2013 and January 10, 2014 is subject to the satisfactory performance by Technip of a Reference Performance to be measured on the periods 2013, 2014 and 2015. The Reference Performance will take into consideration the results obtained by the Group in terms of Health/Safety/Environment (HSE), Operating Income from Recurring Activities (OIFRA) and Net Cash Generated from Operational Activities. 50% of the shares granted are subject to the level of achievement of the Reference Performance of various thresholds recorded at the share acquisition start date. However, in the case of the Chairman and Chief Executive Officer and Excom members shares are only granted depending on the achievement of Reference Performance thresholds.

(8) The number of performance shares granted by the Board of Directors of December 10, 2014 is subject to the satisfactory performance by Technip of a Reference Performance to be measured on the periods 2014, 2015 and 2016. The Reference Performance will take into consideration the results obtained by the Group in terms of Health/Safety/Environment (HSE), Operating Income from Recurring Activities (OIFRA) and Net Cash Generated from Operational Activities. 50% of the shares granted are subject to the level of achievement of the Reference Performance of various thresholds recorded at the share acquisition start date. However, in the case of the Chairman and Chief Executive Officer and Excom members shares are only granted depending on the achievement of Reference Performance thresholds.

(9) The number of performance shares granted by the Board of Directors of December 10, 2014 is subject to the satisfactory performance by Technip of a Reference Performance to be measured on the periods 2014, 2015 and 2016. The Reference Performance will take into consideration the results obtained by the Group in terms of Health/Safety/Environment (HSE), Operating Income from Recurring Activities (OIFRA) and Net Cash Generated from Operational Activities. 50% of the shares granted are subject to the level of achievement of the Reference Performance of various thresholds recorded at the share acquisition start date. However, in the case of the Chairman and Chief Executive Officer and Excom members shares are only granted depending on the achievement of Reference Performance thresholds.

Technip performance shares granted to, and acquired by, Technip’s directors and officers (mandataires sociaux) during financial year 2015 are detailed in Tables 6 and 7 in Section 4.2.1 of Technip 2015 Reference Document, which is incorporated by reference in this Information Document.

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4.2.3.	Principal Activities

Technip possesses integrated capacity and recognized expertise in two key areas within the global oil and gas industry, the Subsea and Onshore/Offshore sectors:

Subsea

For the year ended December 31, 2015, the Subsea segment had revenues of €5.9 billion (including share of revenues from equity affiliates), representing 48.1% of Technip’s revenues (including share of revenues from equity affiliates). Technip’s Subsea operations include the design, manufacture and installation of rigid and flexible subsea pipelines for hydrocarbon fields, as well as umbilicals. Technip is a major operator in the Subsea market and offers expertise from preliminary studies to detailed design, a wide range of innovative subsea pipe technologies and solutions, and operates leading industrial plants and facilities. Technip operates four flexible pipe manufacturing plants, four umbilical production units, five reeled rigid pipe spoolbases as well as an evolving fleet of vessels specialized for pipeline installation and subsea construction and deployed around the world.

Onshore/Offshore

For the year ended December 31, 2015, the Onshore/Offshore segment had revenues of €6.3 billion (including share of revenues from equity affiliates), representing 51.9% of Technip revenues (including share of revenues from equity affiliates).

Technip’s Onshore business combines the study, engineering procurement, construction and project management of the entire range of onshore facilities used by the oil and gas industry (e.g., refining, gas treatment and liquefaction, petrochemicals including ethylene, polymers and fertilizers, hydrogen and onshore pipelines), as well as various other activities.

Technip conducts large-scale, complex and challenging projects that involve extreme climatic conditions and non-conventional resources and are subject to increasing environmental and regulatory performance standards. Technip relies on technological know-how for process design and engineering, either through the integration of technologies from leading alliance partners or through Technip’s own technologies. Technip seeks to integrate and develop advanced technologies and reinforce its project execution capabilities in each of its Onshore activities.

Technip’s Offshore business combines the study, engineering, procurement, construction and project management within the entire range of fixed and floating offshore oil and gas facilities, many of which were the first of their kind, including the development of a FLNG facility beginning in 2011. In order to support its clients’ activities, Technip seeks to innovate and cover the entire engineering value chain in Onshore and Offshore, from preliminary studies to detailed design, and to provide services for brownfield projects that are aimed at enhancing and improving producing facilities.

Technip’s list of clients includes international oil companies, including BP, Chevron, ConocoPhillips, ExxonMobil, Shell and Total, a large number of national companies, including CNOOC, PDVSA, Pemex, Petrobras, Petronas, Qatar Petroleum, Saudi Aramco and Statoil, and large independent companies, such as Anadarko and Tullow Oil. Technip’s five largest clients represented 44.4% of its total revenues (including share of revenues from equity affiliates) for the year ended December 31, 2015 compared to 33.7% in 2014. The revenues generated from Technip’s top ten clients represented 62.7% of its total revenues (including share of revenues from equity affiliates) for the year ended December 31, 2015 compared to 49.6% in 2014.

For the year ended December 31, 2015, Technip’s top five projects represented 28.2% of its total revenues (including share of revenues from equity affiliates) compared to 19.2% in 2014. For the year ended December 31, 2015, Technip’s top ten projects generated 39.2% of its total revenues (including share of revenues from equity affiliates) compared to 29.2% in 2014.

Business Segments

Technip Revenues by Business Segment

Revenues	Six months ended June 30, 2016 (Unaudited)	Six months ended June 30, 2015 (Unaudited)	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Subsea(1)	2,751.6	2,841.4	5,876.0	4,880.4	4,065.0
Onshore/Offshore(2)	2,823.4	3,140.3	6,332.7	5,844.1	5,220.1
Corporate	—	—	—	—	—

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Revenues	Six months ended June 30, 2016 (Unaudited)	Six months ended June 30, 2015 (Unaudited)	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Adjustment(3)	(1,287.6)	(645.3)	(1,870.8)	(650.6)	(437.4)
Total Technip group	4,287.4	5,336.4	10,337.9	10,073.9	8,847.7

(1) Segment revenue includes share of revenues from equity affiliates.
(2) Segment revenue includes share of revenues from equity affiliates.
(3) Adjustments consist of share of revenues from equity affiliates.

Technip Revenues by Region

Technip is a global player in the oil and gas industry with significant revenues and backlog in most regions. During the year ended December 31, 2015, revenue (including share of revenues from equity affiliates) and backlog by region were divided as follows:

-	Europe, Russia and Central Asia: 37% of Technip’s revenues and 50% of its backlog;

-	Africa: 15% and 18%, respectively;

-	Middle East: 8% and 4%, respectively;

-	Asia Pacific: 17% and 10%, respectively; and

-	Americas (including Brazil): 23% and 18%, respectively.

Adjusted Revenues by Regions	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Europe, Russia and Central Asia	37%	31%	29%
Africa	15%	11%	8%
Middle East	8%	11%	10%
Asia Pacific	17%	18%	22%
Americas (including Brazil)	23%	29%	31%

Technip Backlog

Source of Revenues	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Refining/Heavy Oil	3%	4%	8%
Gas/LNG/FLNG	35%	29%	8%
Petrochems	10%	8%	10%
Deepwater	28%	29%	35%
Shallow Water	23%	29%	36%
Other	1%	1%	3%
Total	100%	100%	100%

Subsea Segment

Technip provides integrated design, engineering, manufacturing and installation services for infrastructure and subsea pipe systems used in oil and gas production and transportation. Technip is considered as one of the world leaders in the Subsea construction sector. Technip’s focus on developing technologies allows Technip to offer its own technologies both as products and for installation processes. For the year ended December 31, 2015, the Subsea segment had revenues of €5.9 billion

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(including share of revenues from equity affiliates), representing 48.1% of Technip’s revenues (including share of revenues from equity affiliates).

Subsea Market Environment and Competition

The Subsea market includes the manufacturing of products for the development of oil and gas fields, the conception and the installation of subsea pipelines and other subsea structures (mainly rigid pipelines, flexible pipelines and umbilicals). Technip competes against a number of subsea construction contractors and manufacturers of flexible pipes and umbilicals.

Technip’s Subsea activity has suffered from the delay and postponement of awards due to the drop in oil prices. However, in July 2015, a survey by Wood Mackenzie indicated that the deepwater market was expected to be a growth driver for capital expenditure over the next five years, predominantly supported by field developments in historically deepwater regions. Discovery of new areas in deepwater could also be a growth driver for capital expenditure, mainly in East Africa and the Mediterranean Sea.

Subsea Strategy

Technip’s Subsea strategy includes the following priorities:

-	pursue R&D investments with clients and partners to focus on those that trigger strong project development cost reductions;

-	ensure the right teams are identified to elaborate subsea developments from reservoir to surface;

-	capitalize on combined competencies coming from Technip’s alliances and partnerships; and

-	leverage supplier relationships not only to benefit from current price deflation but also to implement more simplification and standardization.

Services for Subsea Oil Fields

An alternative to using platforms with surface wells for offshore hydrocarbon production is placing wellheads on the seabed and connecting them to processing and removal platforms with rigid or flexible pipes. Wellheads and subsea collection systems are remotely controlled through umbilicals that send data, steer the subsea wellheads and send service fluids from a platform or a production vessel. Technip’s services include the turnkey delivery of these subsea systems, particularly, offshore work (pipelay and subsea construction) and the manufacture of critical equipment such as umbilicals and flexible pipes. Technip also handles the supply of other subsea equipment and the procurement of rigid pipes that Technip acquires from third parties through international bidding processes.

In addition, Technip’s Subsea activities include the maintenance and repair of existing subsea infrastructures and the replacement or removal of subsea equipment. Technip has fleets of subsea pipelay (rigid and flexible pipe installation) and construction vessels, which are essential to its Subsea activities.

Flexible Pipe and Umbilical Supply

Technip performs the engineering and manufacturing of the flexible pipes, relying on: (i) its engineering centers across various Regions; and (ii) its four manufacturing units in Açu and Vitória (Brazil), in Le Trait (France) and in Tanjung Langsat (Malaysia). In Brazil, the flexible pipes are delivered alongside the dock of the manufacturing unit and are loaded onto a vessel operated by the client. Elsewhere, Technip vessels typically install the flexible pipe.

In 2014, Technip launched “One Manufacturing,” an initiative designed to share the same culture and strategy among Technip’s four flexible pipe plants. The international and multi-disciplinary team in charge of this mission develops projects to produce flexible pipes uniformly. In this framework, the One Manufacturing program is designed to share best practices and aligning technology and manufacturing processes across the several flexible and umbilical plants. In 2015, the One Manufacturing program was extended with the integration of the umbilicals plants of Technip.

Technip Umbilicals, a Technip subsidiary, is able to answer to calls for tender issued by different types of clients such as oil companies, EPCI contractors, subsea production system manufacturers, and turnkey projects using its engineering expertise and substantial business experience. In this respect, Technip Umbilicals relies upon engineering centers in Newcastle, United Kingdom and Houston, United States and the thermoplastic, steel tube, hybrid (a combination of steel tube, thermoplastic hose and electrical cables) and power cable umbilical manufacturing units across various Regions.

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Long-Term Charter Vessels

Technip’s operation of long-term charter vessels is specific to Brazil, where Petrobras charters vessels fitted with flexible and umbilical laying equipment. Between 2012 and 2015, Technip operated four long-term charter vessels for Petrobras: the Sunrise 2000, with the capacity to lay three lines simultaneously, the Skandi Vitória, the Deep Constructor and the Skandi Niterói, the latter three of which were fitted with both vertical and horizontal laying systems. As of the date of this Information Document, the Sunrise 2000 and the Deep Constructor have been divested, the Skandi Açu, the Skandi Niterói and the Skandi Vitoria, jointly held with DOF Subsea SA, are chartered to Petrobras.

In 2014, the 50/50 joint venture formed by Technip and Odebrecht Oil & Gas started operating two additional flexible pipeline installation vessels for Petrobras, the Coral do Atlantico and the Estrela do Mar. The twin vessels have high pipelay tension capacity of 550 tons each. They are principally employed to install umbilical and flexible flowlines and risers to connect subsea wells to floating production units in waters up to 2,500 meter deep in offshore Brazil (including in the pre-salt area).

In addition, the construction of three new pipelay support vessels (“PLSVs”) awarded by Petrobras in 2013 to the Technip and DOF Subsea SA 50/50 joint venture is ongoing. The three PLSVs will operate in Brazilian waters to install flexible pipes. Skandi Olinda and Skandi Recife will each have a 300-ton laying tension capacity and are being built in Brazil. The Skandi Búzios has a 650-ton laying tension capacity, which will enable it to install large-diameter flexible pipes in ultra-deepwater environments, such as the Brazilian pre-salt area.

Turnkey Projects

Most of Technip’s Subsea contracts are turnkey contracts, with Technip performing engineering, procurement, installation, commissioning and project management throughout field development. Rigid pipeline installation is performed by Technip’s fleet and support is provided by the spoolbases located in Mobile (United States), Dande (Angola), Evanton (United Kingdom) and Orkanger (Norway). Flexible pipes and other subsea infrastructures are installed with Technip’s offshore construction vessels, diving support vessels and multi-support vessels.

Large-scale EPCI projects that are currently executed by Technip include Kaombo (relating to the engineering, procurement and fabrication of 120 kilometers of umbilicals in offshore Angola), Moho North (involving two developments related to a floating production unit and a tension-leg platform (“TLP”)) and T.E.N. in West Africa (involving, among other things, the engineering, fabrication and installation of risers, flowlines and spools), as well as Quad 204 in the United Kingdom (which involves replacing an existing production facility with a new purpose-built floating production storage and offloading (“FPSO”) facility) or Jangkrik (which covers the engineering, procurement, commissioning and installation of risers, flowlines, pipeline and umbilicals) and Bangka in Indonesia (which covers the fabrication of flexible pipes, the manufacture of an umbilical and the mobilization of a vessel).

Inspection, Maintenance and Repair and Asset Integrity Management

The inspection and maintenance of subsea infrastructure is an increasing market, particularly in mature fields. Due to its long-standing presence in the North Sea, Technip has developed expertise using a fleet of diving vessels.

Asset integrity management, with an increasing focus on safety, is becoming an increasingly important driver of the market. Technip proposes several technical innovations in this field that improve flow assurance and corrosion resistance. For example, the solutions of Forsys Subsea provide value proposition through “Life of Field” services and global services combining subsea production systems (“SPS”) and subsea umbilicals, rigids and flexibles (“SURF”). Technip, together with FMCTI, aims for these solutions to allow maximization of asset uptime, with real-time equipment surveillance (i.e., condition performance monitoring), resulting in lower maintenance costs and higher field uptime (reduction of unplanned maintenance).

Onshore/Offshore Segment

For the year ended December 31, 2015, the Onshore/Offshore segment had revenues of €6.3 billion (including share of revenues from equity affiliates), representing 51.9% of Technip’s revenues (including share of revenues from equity affiliates).

Overview of Onshore Business

Technip’s Onshore activity covers all types of onshore facilities related to the production, treatment and transportation of oil and gas, as well as transformation with petrochemicals such as ethylene, polymers and fertilizers.

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Technip has robust experience in the construction or revamping of onshore facilities, including conceptual and feasibility studies, front-end engineering, detailed engineering, project management consulting, procurement, construction, commissioning, start-up and operations through final completion.

Technip relies on its technological know-how for process design and engineering, either through the integration of technologies from best-in-class alliance partners or relying upon Technip’s proprietary technologies.

Overview of Offshore Business

Technip designs, manufactures and installs worldwide fixed and floating platforms for the production and processing of oil and gas reserves located offshore. Notably, Technip has been a pioneer in providing FLNG platforms and Spar platforms in the Arctic. Further, Technip offers a range of solutions for hulls, including the TLP, the Spar and semi-submersible facilities. Although Technip has limited capacity in heavy lift, Technip is nevertheless present in that market through its Unideck™ floatover technology.

Onshore/Offshore Market Environment and Competition

The Offshore market includes various types of projects, from small fixed platforms in shallow water to large floating platforms in deep water and is impacted by changes in oil prices.

Offshore fields in the Gulf of Mexico, the Middle East and the North Sea in Europe were the traditional backbone for investments in the last decade. Recent discoveries of offshore fields with reserves in other regions such as Brazil, Australia and East Africa are expected to become drivers of investment from some of Technip’s clients. In the long term, gas is expected to be a major element of the energy mix, requiring new investments in the upstream industry. FLNG opportunities exist in the medium term, particularly in Australia and East Africa.

Competition in the Offshore market is relatively fragmented and includes various players with different core capabilities, including offshore construction contractors, shipyards, leasing contractors, and local yards in Asia Pacific, the Middle East and Africa.

The Onshore market covers many types of plants, including among others: gas treatment, liquefied natural gas (“LNG”), refining and petrochemicals (including ethylene). This market is also impacted by oil prices, but is more resilient. Indeed, some downstream markets have benefitted from low prices, as a result of having market fundamentals connected to other markets (e.g., petrochemicals and fertilizers that are linked to world growth). This market is mostly present in developing countries with rapidly growing energy demand (in particular, Asia) and countries with abundant oil and gas reserves that have decided to expand downstream (in particular, the Middle East and Russia). The Onshore market remains relatively small in developed economies (such as in Western Europe), with a diversity of projects (including a second generation of bio ethanol plants). The North American Onshore market is experiencing a strong recovery in the wake of the oil and gas shale revolution.

In the Onshore market, Technip faces a large number of competitors, including U.S. companies (Bechtel, CB&I, Fluor, Jacobs and KBR), Japanese companies (Chiyoda, JGC and Toyo), European companies (Petrofac, Saipem, Tecnicas Reunidas, Tecnimont and Amec FW) and Korean companies (GS, Hyundai, Samsung, SK, and Daelim). In addition to these global competitors, Technip competes against smaller, specialized and locally based engineering and construction companies in certain countries or for specific units such as petrochemicals.

Onshore/Offshore Strategy

Technip has positions across the value chain, from early conceptual studies to integrated projects to various types of installations, be it fixed or floating. Technip’s Onshore/Offshore strategy is based on the following pillars:

-	expertise and execution capability on greenfield and brownfield projects, with expansion of existing units;

-	geographic diversity;

-	broad portfolio of technologies and alliances; and

-	expertise in complementary techniques, such as helping clients obtain financing for their projects (notably, via export credit agencies).

Onshore

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Development of Onshore Fields. Technip designs and builds all types of facilities for the development of onshore oil and gas fields, from wellheads to processing facilities and product export systems. In addition to participating in the development of onshore fields, Technip also renovates existing facilities by modernizing production equipment and control systems, in accordance with applicable environmental standards.

Refining. Technip is a leader in oil refining. Technip manages many aspects of projects from the preparation of concept and feasibility studies to the design, construction and start-up of complex refineries or single refinery units. Since its founding in 1958, Technip has been involved in the design and construction of 30 grassroots refineries, and is one of the few contractors in the world to have built six grassroots refineries since 2000. Technip has extensive experience with any type of technology relating to refining and has completed more than 840 individual process units, from 100 major expansion or refurbishment projects implemented in more than 75 countries. Based on decades of cooperation with the most highly renowned technology licensors and catalyst suppliers and due to its strong technological expertise, Technip ensures a completely independent selection of the best technologies to meet specific project and client targets. With a strong track record in refinery optimization projects, Technip has gained experience and competence, simultaneously, in all technological fields that impact both present and future development in the oil refining sector.

Natural Gas Treatment and Liquefaction. Technip offers a complete range of services to clients who wish to produce, process, fractionate and market the products of natural gas, ranging from feasibility studies up to the construction of entire industrial complexes under a turnkey contract. The majority of business conducted pertains to the liquefaction of methane. In the field of LNG, Technip is a leader with extensive experience in engineering contracts, having designed and built the first high capacity liquefaction plant in the world in Arzew, Algeria, 50 years ago and many more plants over the last 10 years, including liquefaction trains in Qatar and floating production units. Technip is also well positioned in the gas-to-liquids (“GTL”) market and, in 2006, completed the engineering and construction of Oryx, the first GTL project of significant size in Qatar. In addition, Technip has extensive experience in natural gas processing and has access to corresponding licensed technologies. Technip has unique expertise in extracting sulfur from natural gas, as well as efficiently extracting C2 and C3 hydrocarbons due to its Cryomax technology.

Ethylene. Technip holds proprietary technologies and is a leader in the design, construction and commissioning of ethylene production plants. In 2012, Technip acquired the process technologies of Stone & Webster from the Shaw Group, which contributed to the strengthening of Technip’s leadership in the ethylene sector.

Petrochemicals and Fertilizers. Due to Technip’s solid experience and its established cooperation with leading technology providers in the petrochemicals and fertilizers sectors, Technip is well recognized in these markets. Technip holds some proprietary technologies and in 2014 acquired the Zimmer polymer technology business from Air Liquide.

Hydrogen. Technip is a major actor in the design and construction of hydrogen and synthesis gas production units, as well as sulfur recovery units for the refining, petrochemical and chemical industries. Technip holds proprietary technologies and since 1992, it has been participating in a worldwide alliance with Air Products, notably, to supply high-purity hydrogen to the refining and other industries. High-purity hydrogen allows conversion of heavy crude oil into low-sulfur fuels that meet the most stringent environmental standards.

Offshore

Fixed Production Units. 2015 was a year of consolidation for Technip, as its teams continued to work on ongoing projects. At the start of the year, Statoil announced their Valemon (Norwegian) platform had been put into production, the topside facility of which was designed by Technip. During the course of the year, significant progress was made on all ongoing offshore projects. In Malaysia, the topsides of the central process platform for the Block SK316 gas field development were delivered. In the Middle East, Technip is positioning itself to support future offshore gas development.

Floating Production Units. During 2015, Technip was awarded a topside detailed engineering and procurement services contract by Jurong Shipyard Pte Ltd to develop an FPSO vessel for the very significant Libra field operated by Petrobras, Brazil.

Technip strengthened its position within the TLP market in two areas: firstly having the topsides of the Malikai TLP being successfully joined onto the hull and secondly together with its consortium partner COOEC (China Offshore Oil Engineering Corporation, a subsidiary of CNOOC, China’s National Offshore Oil Corporation), when they were awarded the front-end engineering design (FEED) contract for what would be China’s first two tension leg platforms (“TLPs”) for the Liuhua field (Liuhua 16-2 & Liuhua 11-1) located in the South China Sea.

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In 2015, Technip signed an agreement with South Korean shipbuilder Samsung Heavy Industries (“SHI”) to further develop a new design of a low-motion semisubmersible production platform. The agreement is aimed at establishing a design and delivery model that leverages on the engineering expertise of Technip, together with SHI’s experience in constructing semi-submersible platforms.

The agreement covers Technip’s “Heave and VIM Suppressed” semisubmersible, a hull form with low overall motion performance able to support top tensioned and steel catenary risers. Under the agreement, SHI will complete the detailed design and fabrication packages. The partnership is also aimed at delivering topsides for semi-submersible systems.

FLNG. In 2015, Technip made further progress on the world’s first two approved FLNG projects: Shell Prelude and Petronas PFLNG Satu. As of June 30, 2016, the Shell Prelude FLNG integration continued to progress, whereas the Petronas PFLNG Satu had been deployed.

Corporate Segment

The function of Technip’s corporate segment is to provide central services to subsidiaries of Technip S.A., including “stewardship” services related to compliance, incentive plans, reinsurance and other activities.

Suppliers

Projects managed by Technip as well as Technip’s businesses require the use of numerous raw materials, parts and equipment. Technip sets up a competitive bid process when purchasing equipment from suppliers, and suppliers are selected based on specific economic and technical qualification criteria. Technip has ongoing working relationships with its main suppliers and has not had difficulties finding high-quality raw materials to meet the needs of its manufacturing processes. Technip seeks to consolidate its procurement sources and to maintain an adequate number of suppliers for strategic equipment and raw materials.

Technip procures its equipment and components for Onshore and Offshore project execution from a large number of international suppliers recognized as leaders in their respective sectors.

In 2015, raw materials’ prices were stable overall, with the price of certain materials, such as steel, decreasing. During that time, there was no shortage of strategic raw materials or equipment for Technip resulting from the impact of market conditions on suppliers.

4.2.4.	The Industry in Which Technip Operates

Market Environment

In June 2014, the price for crude oil (approximately $115 per barrel at the time) began to fall. By the end of 2014, the price had fallen to approximately $60 per barrel, and by the end of 2015, the price had fallen to approximately $37 per barrel. This decline in oil prices was a direct consequence of oversupply, mainly resulting from a strong increase in U.S. production and a lack of constraints on production from OPEC. In addition, the demand for oil was weak, largely due to reduced economic activity in China and other emerging countries. Because of these factors, investment decisions relating to the development of several oil fields were postponed in 2015. As a result, the short-term outlook for the exploration and production industry deteriorated in 2015 and investments in oil and gas production significantly declined on a year-over-year basis for the first time since 2009.

In 2015, investment by oil companies in the upstream sector was significantly reduced. In addition, capital expenditures in the downstream sector declined in 2015 compared to 2014, although some pockets remained resilient—notably, refining in the Middle East. North America was the most dynamic region due to low gas prices and large price differences compared to European and Asian gas prices.

Technip considers global GDP growth, global oil demand and level of oil and gas resources to be developed to be its growth drivers over the medium to long term (which Technip currently defines as three years to ten years from the beginning of 2016), and presently expects these growth drivers to be robust over that horizon. However, in the short term (which Technip currently defines as up to three years from the beginning of 2015), Technip currently expects a slow rate of new orders and continued competitive pressure across the industry, notably for offshore developments. The International Energy Agency (“IEA”) estimated that gas will be the fastest growing fossil fuel in the coming years and that global oil demand will reach 103.5 million barrels per day (“Mb/d”) in 2040 compared to 90.5 Mb/d in 2014. In addition, Technip anticipates that, over time, oil and gas

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companies will restart their investments due to the natural depletion of their production, thus potentially providing Technip with future opportunities, which may be offset by emerging competition from non-conventional oil and gas resources.

Strategy

Technip is a major integrated player in the Subsea business due to its portfolio of state-of-the art subsea pipe technologies (and notably, since the 1970s, its flexible pipe technologies) and industrial and operational assets. Technip operates four flexible pipe manufacturing plants, four umbilical production units, five reeled rigid pipe spoolbases and an evolving fleet of vessels that that has been deployed worldwide.

Technip is also a major player in the Onshore/Offshore business. Technip possesses technological know-how in onshore installation that ranges from gas treatment to petrochemicals. Moreover, Technip has a track-record covering many Onshore activities, from design to commissioning various units, including those related to LNG, gas treatment, refining, hydrogen, ethylene, fertilizers and petrochemicals. Finally, Technip puts a particular focus on safety, capacity and complexity for hydrocarbon treatment projects, including for LNG and ethylene production units.

Technip’s services range from early conceptual studies to engineering, procurement, construction and installation (“EPCI”) for projects in shallow water (e.g., conventional sub-structures and self-installing platforms) and for deepwater facilities (e.g., “Spars,” semi-submersible platforms, TLPs, FPSO and FLNG units). Technip is also a world leader in float-over installation of topsides.

Building upon its experience in major LNG, FPSO and subsea infrastructure projects, Technip developed the first FLNG plant and considers itself well positioned to manage all aspects of the design and delivery of new-generation FLNG vessels, as demonstrated by Technip’s contracts in this field, including the 15-year framework agreement awarded by Shell to Technip for its design, construction and installation of multiple FLNG facilities.

Technip manages its operations along its businesses, which it refers to as “Business Units,” and geographies, which it refers to as “Regions.”

Technip’s overall strategy can be summarized as follows: it seeks to focus its management and financial resources on its specialty sectors, develop teams and assets adapted to the challenges these sectors face and prepare for the future by strengthening its technological assets and expertise. Within this strategic framework, Technip’s operational organization has evolved and its current focus is to continue to develop its geographic presence and optimize its project execution capabilities.

Technip’s Regions and Business Units are responsible for sales and marketing activities, as well as for project execution and results. This decentralized structure contributes to Technip’s development while also permitting its management to make decisions relating to major projects that exceed specific thresholds, with decisions below these thresholds made by the Regions or the Business Units, as applicable.

To manage inherent business risk, Technip monitors the composition of its project portfolio from the pre-qualification phase through invitations to tender. Technip carries out risk analyses throughout its projects. Such analyses contribute to the diversification of Technip’s order composition, contractual forms and geographic areas, allowing Technip to strike a balance in its project portfolio across businesses and technologies and to develop strategies focusing on risk-sharing partnerships.

Management of the Backlog

Diversification in Contractual Forms. Depending on the nature of the risks highlighted during the early tendering (“ET”) and/or authorization to tender (“ATT”) processes, during which Technip reviews each prospective contract, Technip offers its clients “cost plus fee” contracts rather than lump-sum contracts and/or proposes to exclude certain services, such as equipment procurement and/or construction, particularly where design studies are not sufficiently developed at the proposal stage. Technip may also enter into contracts which may be converted into progressive lump sum turnkey contracts, instead of lump sum turnkey contracts. In its risk management approach, Technip also strives to obtain firm commitments from its suppliers prior to submitting proposals to clients.

Geographic Backlog Diversification. Technip strives to diversify the list of countries in which it performs contracts and to avoid an excessive concentration of projects in any specific region or country in order to mitigate the potential effects of a particular event or situation that may render the execution of projects in a particular region or country more difficult, longer and/or more expensive.

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Backlog Balance by Business Segment. Technip strives to maintain a balance in its backlog between the Subsea and Onshore/Offshore business segments to limit its exposure to the cycles in each of these businesses.

Association Strategy. To mitigate its risks on a specific project, Technip may decide to submit a bid in association with one or more companies through various forms such as a joint venture (which may or may not result in the creation of a company) or a consortium. The type of association is carefully selected at the proposal stage after taking into account all relevant parameters, including the client’s requirements and needs, respective expertise of each member of the association, interfaces and specificities of the regulatory context of the country in which the project is executed. Partners of such associations are generally jointly and severally liable to the client.

Internal Process for Review of Potential Transactions

Due to the high cost associated with preparing a proposal, Technip only bids on projects that have been scrutinized through a rigorous selection process. Each project is evaluated on its own merits without exception, including a consideration of market share and/or asset utilization.

To achieve an optimized “risk/reward” profile satisfying Technip’s criteria, all transactions are reviewed at the group level, or by a Region or Business Unit, to properly assess all risks that may arise. The decision to pursue a project, submit an offer, accept a letter of intent or sign a contract is systematically subject to prior approval at the appropriate delegation threshold. The delegation threshold is defined by Technip’s internal procedures by business segment and by Region, on the one hand, and by Business Unit, on the other.

Before a decision is made to submit a proposal, Technip first reviews each specific prospect through an ET process. At the end of this process, the management of Technip, a Region or a Business Unit, as applicable, decides whether or not a proposal should be submitted.

Where a decision has been made to submit a proposal, Technip enters the proposal formulation process, during which all terms and conditions of the transaction are analyzed. These aspects are reviewed during an ATT meeting, at the conclusion of which the management of Technip, a Region or a Business Unit, as applicable, decides the terms and conditions under which the proposal will be submitted or, in few cases, decides not to submit a proposal.

Once a proposal is made by Technip and agreed by the client, the analysis and risk assessment performed during the ATT process is updated during an Authorization To Commit (“ATC”) meeting. Technip cannot accept any letters of intent and cannot enter into any contracts prior to receiving approval from the management of Technip, a Region, or a Business Unit, as applicable, during an ATC meeting.

Contractual Schemes

“Cost Plus Fee” Contracts. Contrary to lump sum contracts, under which Technip bears the full risk of any overrun of the initial budget, cost plus fee contracts allow Technip to avoid bearing a risk on the final cost. Under a cost plus fee contract, Technip is paid for its services on an hourly rate and is also paid for procurement and construction activities based on actual costs, plus an added pre-determined profit margin.

EPCM Contracts. For specific types of projects where Technip cannot take risks with respect to the supply of equipment and construction activities, particularly where design studies are not clearly defined at the time of the submission of a proposal, engineering, procurement, construction and project management contracts (“EPCM Contracts”) are preferred. Under an EPCM Contract, Technip is limited to providing services (e.g., engineering, procurement and construction services, as well as assistance during the construction phase). All risks associated with procurement and construction activities are thus transferred to the client. Cost plus fee arrangements are preferred for major contracts. In addition, these major reimbursable contracts often provide for a bonus/penalty scheme related to the investment cost and the overall project time schedule.

Progressive Turnkey Contracts. Given the current uncertain market conditions, Technip has introduced a new contractual scheme to reduce risks and costs for both itself and its clients. With progressive turnkey contracts, remuneration is made on a cost plus fee basis during the design and procurement phases until an appropriate time, after which Technip may propose a conversion of the remuneration into a lump-sum price after having taken into account all of the latest project developments. This type of contract allows Technip to mitigate risks related to the design phase and to increase costs, while allowing clients to better evaluate their provisions for risks.

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Lump Sum Turnkey Projects. Under lump sum turnkey contracts, Technip takes full responsibility with regards to the execution of a project (i.e., design and engineering activities, supply of equipment and materials and construction) with respect to: (i) technical aspects (including on any portion subcontracted to suppliers and construction companies); (ii) completion deadlines; and (iii) financial aspects. In this regard, Technip takes full responsibility with respect to any budget overruns, as initially agreed for the performance of the project at the time the contract was entered into, with the exception of those resulting from specific events that give a contractual right to renegotiate the price and/or completion deadlines. Technip continues to use lump sum turnkey contracts, which remain the prevailing standard in certain parts of the world, including the Middle East, and in other regions where Technip considers such construction costs manageable.

Types of Associations

To mitigate risks associated with mega projects or projects presenting technological challenges or risks associated with construction, Technip may decide to submit a bid in association with one or more companies through a joint venture or a consortium. A joint venture or a consortium is generally formed for the sole purpose of a specific project and is dissolved when all respective obligations and liabilities of the client and the members of the joint venture or consortium (as applicable) are duly satisfied.

A joint venture is a temporary association of companies (which may or may not be incorporated) under which its members perform their respective scope of work, generally as an integrated team, and share the risks and rewards according to a predetermined prorate rule.

A consortium is also a temporary association of companies, but differs from a joint venture in that each member is solely and individually responsible for the performance of its scope of work and, in general, individually bears all of the risks associated with such performance. A consortium is preferred where the split of work between the members is clearly identified and in particular when Technip collaborates with a construction company or a shipyard.

4.2.5.	Property, Plant and Equipment

Technip’s principal facilities consist, not taking into account its vessels, of office space at its headquarters and its Business Units. In most cases, Technip leases its office space. Technip owns or leases construction yards and manufacturing facilities in connection with its Offshore operations and its manufacturing of flexible pipe and umbilicals.

Principal Properties

As of June 30, 2016, Technip had access to the following principal properties, either owned or leased:

Location	Purpose	Legal status
Europe
Paris, France	Head Offices/Offices	Leased
Courbevoie (Paris – La Défense), France	Offices	Leased
Le Trait, France	Plant (flexible pipes), offices and land	Owned
Lyon, France	Offices	Leased
Rome, Italy	Offices	Owned/Leased
Newcastle, United Kingdom	Plant (umbilicals) and offices	Owned/Leased
London, United Kingdom	Offices	Leased
Aberdeen (Scotland), United Kingdom	Offices and warehouses	Owned/Leased
Evanton (Scotland), United Kingdom	Plant (spoolbase) and land	Owned/Leased
Pori (Mäntyluoto), Finland	Plant (shipyard) and land	Owned
Oslo, Norway	Offices	Leased
Orkanger, Norway	Spoolbase, offices and land	Owned/Leased
Asia
New Delhi, India	Offices and workshop	Owned
Noida, India	Land and offices	Owned
Kuala Lumpur, Malaysia	Offices	Leased
North America

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Location	Purpose	Legal status
Houston (Texas), United States	Plant, land and offices	Owned/Leased
Theodore (Alabama), United States	Plant (spoolbase) and land	Owned
South America
Vitória, Brazil	Plant (flexible pipes) and land	Owned/Leased
Rio de Janeiro, Brazil	Offices	Owned/Leased
São João da Barra, Brazil	Plant and land	Leased
Africa
Lobito, Angola	Plant (umbilicals) and land	Leased
Dande, Angola	Plant (spoolbase) and land	Leased
Middle East
Abu Dhabi, United Arab Emirates	Offices	Leased

Marine Vessels

As of May 19, 2016, Technip held an interest in or operated the following vessels:

Vessel Name	Vessel Type	Special Equipment
Deep Blue	PLSV	Reeled pipelay/flexible pipelay/umbilical systems
Deep Energy	PLSV	Reeled pipelay/flexible pipelay/umbilical systems
Apache II	PLSV	Reeled pipelay/umbilical systems
Global 1200	PLSV/HCV	Conventional pipelay/Heavy handling operations
Global 1201	PLSV/HCV	Conventional pipelay/Heavy handling operations
Deep Orient	HCV	Construction/installation systems
North Sea Atlantic(1)	HCV	Construction/installation systems
Skandi Africa(1)	HCV	Construction/installation systems
Deep Pioneer	HCV	Construction/installation systems
North Sea Giant(1)	HCV	Construction/installation systems
Olympic Challenger(2)	MSV	Construction/installation systems
Orelia	DSV/LCV	Diver support systems
Deep Arctic	DSV/HCV	Diver support systems
Wellservicer	DSV/HCV	Diver support systems
Deep Explorer(3)	DSV/HCV	Diver support systems
Skandi Vitória	PLSV	Flexible pipelay/umbilical systems
Skandi Niterói	PLSV	Flexible pipelay/umbilical systems
Coral do Atlantico	PLSV	Flexible pipelay/umbilical systems
Estrela do Mar	PLSV	Flexible pipelay/umbilical systems
Skandi Açu(2)	PLSV	Flexible pipelay/umbilical systems
Skandi Búzios(3)	PLSV	Flexible pipelay/umbilical systems
Skandi Olinda(3)	PLSV	Flexible pipelay/umbilical systems
Skandi Recife(3)	PLSV	Flexible pipelay/umbilical systems

(1)       Vessels under long term charter.

(2)       Vessel under charter.

(3)       Vessels under construction.

PLSV: Pipelay Support Vessel.

HCV: Heavy Duty Construction Vessel.

LCV: Light Construction Vessel.

DSV: Diving Support Vessel.

MSV: Multi Service Vessel

Pledged Assets

Technip’s pledged fixed assets amounted to €117.7 million as of December 31, 2015. No assets are subject to a capital lease.

4.2.6.	Recent Major Acquisitions and Dispositions

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Technip’s external growth policy aims to consolidate Technip’s leadership in its markets by strengthening its geographic positions, technological portfolio, resources, and capabilities in critical areas for successful project execution.

In the year ended December 31, 2013, Technip acquired:

-	Ingenium AS. On March 8, 2013, Technip announced the acquisition of Ingenium AS, a highly experienced offshore engineering and services contractor located in Oslo, Norway. Ingenium AS designs and develops mechanical and electro-hydraulic tools and equipment for the offshore oil and gas industry, and provides engineering services for sub-marine operations, such as the installation of pipes and cables. The company comprised over 20 highly-skilled engineers in the Subsea business.

In the year ended December 31, 2014, Technip acquired or disposed of:

-	Technip TPS. On April 30, 2014, Technip sold the totality of its fully owned subsidiary Technip TPS, specialized in engineering and construction for the industry, to the WSP Group, a leading professional services firm, for a total amount of €12.1 million as of December 31, 2014.

-	Seamec. On June 3, 2014, September 26, 2014 and then on December 4, 2014, Technip sold the totality of its 75% stake in Seamec to HAL Offshore Limited, India for 97 Indian Rupees per share (translating to a total amount of €31.4 million as of December 31, 2014).

-	Zimmer. On December 30, 2014, Technip acquired the polymers technology business Zimmer, which diversifies and strengthens Technip’s portfolio of downstream technologies in its Onshore segment. This activity is integrated through Technip Stone & Webster Process Technology, the Onshore global business unit formed in 2012 to manage the group parent company’s expanding portfolio of downstream process technologies. Technip Zimmer GmbH’s business includes technologies for the processing of polyesters and polyamides, R&D facilities, and a team of around 40 skilled engineers, researchers and project teams.

In the year ended December 31, 2015, Technip acquired:

-	Doftech DA. On May 29, 2015, Technip acquired from DOF Subsea SA the remaining 50% of shares of Doftech DA that Technip did not already own and became the sole owner of the Deep Arctic (formerly, the Skandi Arctic), a diving support vessel.

In the first six months ended June 30, 2016, Technip disposed of:

-	Technip Germany. On March 31, 2016 Technip sold its wholly owned subsidiaries based in Düsseldorf, Germany, Technip Germany Holding GmbH and Technip Germany GmbH (together, “Technip Germany”), to ATOP Beteiligungs GmbH.

4.2.7.	Investments

In 2015, Technip focused on the execution of its investments. For the year ended December 31, 2015, capital expenditures amounted to €293.3 million (out of a budget of €380.0 million) compared to €375.0 million in 2014. As of October 21, 2016, the main investments underway were as follows:

-	three new flexible pipelay vessels, in partnership with DOF Subsea SA, one of which will have a carrying capacity of 650 tons (Skandi Búzios) and two of which will have a carrying capacity of 300 tons (Skandi Olinda and Skandi Recife), which accompany the increase in Technip’s flexible pipe laying capacity in Brazil. These vessels are under construction in Brazil and Norway and are under long-term chartering arrangements with the oil company Petrobras;

-	a new diving and construction vessel, the Deep Explorer, to be dedicated to the North Sea and Canada. Construction started in Romania and is underway in Norway. The vessel will be a sister ship to the Deep Arctic;

-	for the manufacturing plants, an investment over four years to modernize Technip’s flexible pipe manufacturing plant, Flexi France (France). This modernization plan focuses on the installation of new-generation machines and site optimization to fit 12-meter diameter reels, on which flexible pipes are spooled. Increasing the reel capacity from 9.6 to 12 meters in diameter will provide room in some cases for twice as much flexible pipes on each reel; and

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-	modernization and expansion of spoolbase for rigid pipes in Theodore, Mobile (United States) to reinforce welding capabilities and improve productivity.

Since 2013, the following investments were completed by Technip:

-	a flexible pipelay vessel, the Deep Orient, delivered in February 2013, deployed mainly in Asian markets and consolidating Technip’s position in the Asia Pacific region;

-	a rigid pipelay vessel, the Deep Energy, delivered in November 2013, with a top speed of 20 knots per hour, designed to be used in all subsea markets around the world;

-	two new 550 tons flexible pipelay vessels, TOP Coral do Atlantico and TOP Estrela do Mar, delivered in October and December 2014 respectively, in partnership with Odebrecht Oil & Gas, for the installation of umbilicals, flowlines and risers, off the Brazilian coast to connect subsea wells to floating production units in deep water (i.e., depths of up to 2,500 meters). They are on long-term charter with Petrobras; and

-	the building of a new plant specialized in the manufacture of high technological flexible pipes in the new port complex of Açu (Brazil) to support the pre-salt development in Brazil and to satisfy the demand for flexible pipes with a high technological level capacity and uses.

4.2.8.	Partnerships

Technological partnerships constitute an important element of Technip’s innovation strategy. These partnerships complement Technip’s investment in R&D as well as its technological acquisition policy. Technip participates in technological partnerships, either by providing Technip’s proprietary technologies to major producers (e.g., the supply of hydrogen units to Air Products and ethylene furnaces to Dow Chemicals), or by establishing exclusive or privileged relationships with key technology providers in their respective fields.

A recent example includes FMCTI and Technip’s announcement of the creation of Forsys Subsea, a 50/50 joint venture that has been operational since June 1, 2015. Forsys Subsea was formed as part of a broader alliance between FMCTI and Technip that unites the skills and capabilities of two subsea leaders to redefine the way subsea fields are designed, delivered and maintained.

On May 19, 2016, Technip and FMCTI announced that the companies will combine. The companies expect that the transaction will bring together two market leaders and their employees, building on the success of Forsys Subsea and offering new solutions in Subsea, Onshore/Offshore and surface technologies.

In addition, in the Subsea market, Technip has an ongoing R&D partnership with the IFPEN, which for many years focused primarily on flexible pipe development but has since expanded to include umbilicals and rigid pipeline R&D. For the Offshore market, Technip continued its agreement with Cervval and Bureau Veritas to develop an ice-modeling simulation program and by year-end the program was in commercial use. Technip also teamed-up with HiLoad LNG AS to develop a harsh environment offloading system for FLNG. For the Onshore market, since 2012, when Technip completed the acquisition of Stone and Webster process technologies and the associated oil and gas engineering capabilities, Technip has enhanced its partnerships with leading providers of Onshore technology across multiple sectors.

4.2.9.	Environmental Matters and Other Governmental Regulations

Technip considers environmental responsibility to be one of its core values. Technip’s overall objectives are first, to minimize the impact of its operations on the environment as well as any risks such operations may generate on the natural environment and other stakeholders; and second, to continue to work to avoid causing any environmental incidents.

In addition, Technip’s heads of operations and its customers, who work in industrial facilities exposed to risks, are subject to a number of obligations, and in particular must take all necessary measures to monitor, evaluate and manage such risks, and to evacuate staff in the event of an incident. Technip’s policy in terms of the management of these environmental and industrial risks recognizes the importance of training and benefits from efforts spent on quality management and employee accident prevention.

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Technip maintains a policy of implementing environmental certification ISO 14001 (an international standard for environmental management systems) for all of its entities. To meet this commitment, Technip is implementing a robust environmental management framework and is steadily reducing its impact on the environment.

As of December 31, 2015, 38 Technip legal entities (i.e., approximately 76% of the main legal entities which provided environmental data in 2015) were ISO 14001 certified, including six of the seven regional headquarters. For each of these entities, the environmental management system was fully verified and certified by an independent third party. Seven other entities (4%) are working towards this certification.

Technip seeks to operate in full compliance with all applicable environmental regulations, laws and international codes and standards in force in the countries in which it operates, whenever they apply to its facilities and/or operations. For projects financed by the International Finance Corporation, the Environment, Health and Safety guidelines (“EHS Guidelines”) of the World Bank Group may be applied. These technical guidelines contain general and industry-specific examples of Good International Industry Practice. Where regulations of the host country differ from the levels and measures set out in the EHS Guidelines, those which are the most stringent must apply. Since 2002 and in addition to its strict compliance with applicable legislation, Technip has adhered to the ten principles of the United Nations Global Compact and discloses its environmental initiatives in this respect.

4.2.10.	Research and Developments, Patents and Licenses

R&D

R&D conducted by Technip is integral to Technip’s success for its operations, as it enables Technip to anticipate the future needs of its clients as well as improve its competitiveness.

Technip is working on development and engineering programs for its product lines—in particular, in a number of advanced technical fields related to deepwater oil and gas (including large platforms, FPSOs and low-temperature, deepwater liquid natural gas and crude oil transport systems) and downstream technologies for the processing of hydrocarbons.

Technip has a three-phase strategy for acquiring new technologies related to its operations: (i) development through in-house R&D carried out by its teams; (ii) external growth through the acquisition of specialized companies; and (iii) mixed organic and external growth through research partnerships in the research field.

Technip has R&D sites in Technip’s main centers across the world: Paris, Marseille, Le Trait, Aberdeen, Newcastle, Rome, Frankfurt, Houston, Claremont, Kuala Lumpur and Rio de Janeiro. As of December 31, 2015, these teams comprised over 400 employees. The R&D sites helped Technip file 38 patents in 2015, 37 patents in 2014 and 51 patents in 2013.

Technip also contracts with external R&D teams to develop strategic technological partnerships that are intended to facilitate its commercial development in certain identified sectors.

In financial years 2015 and 2014, Technip’s R&D expenditures amounted to €86.1 million and €82.6 million, respectively. Some of Technip’s R&D activities and most of engineering operations are focused on specific projects that are led by Technip and this is not taken into account in calculating these figures.

Patents, Trademarks and other Intellectual Property

To carry out its operations, Technip holds a large number of patents, registered trademarks and other intellectual property rights, including industrial and intellectual property rights acquired from third parties. As of February 29, 2016, Technip held the rights to approximately 640 patent families (i.e., approximately 4,800 patents in force in more than 90 countries), mainly in Offshore and Subsea (including subsea pipes, umbilicals, flexible systems, platforms and equipment), but also in Onshore (including cryogenics, refining, cement, hydrometallurgy, ethylene and hydrogen production). Technip jointly holds a limited number of patents with IFPEN and other industrial partners.

Petrochemical and refining operations depend on the implementation of licenses belonging to third parties. They are implemented on a project-by-project basis.

4.2.11.	Employees

Changes and Organization

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Since the beginning of 2015, the fall in the price of oil has had a significant impact on the behavior of Technip’s clients: new projects continue to be postponed while clients reconsider the priority of their investments within the context of the fundamental change in the price of oil.

In this context, Technip decided to launch a restructuring plan and accelerate cost reduction by reducing its workforce by approximately 6,000 employees and pursuing the downsizing of its activities initiated in 2014, to remain focused on its core business. This plan, started in 2015, continues in 2016. A significant part of the restructuring plan concerns the Onshore/Offshore segment. In this segment, Technip plans to reduce its presence, principally in North America, Latin America, Asia and Europe. In the North Sea, a slowdown of activities in the Subsea segment is expected. These initiatives are part of Technip’s strategy based on a long-term vision of how Technip can be better placed to meet industry needs and reduce project costs, while creating value at the same time.

As of December 31, 2015, the total workforce had decreased by 3,856 employees, compared to year-end 2014 with a decrease of 2,529 permanent employees and a decrease of 1,557 contractors from Technip’s contracted workforce. In 2015, the increase in permanent employee departures resulted in a 1.6% increase in the total turnover of permanent employees (15.8%) compared to 2014. The global turnover is the ratio obtained from the total aggregate of departures divided by the average number of permanent employees in 2015. In 2015, the resignation rate decreased by 2.1%, mainly due to the economic climate of oil and gas companies. As of June 30, 2016, Technip employed a workforce of approximately 32,000 people.

Breakdown of Employees on Payroll According to Geographic Zone

(100% of employees on payroll)

	December 31
Breakdown of employees by geographic zone	2015 (1)	2014 (1)	2013 (1)
Europe	10,618	11,331	11,239
Asia Pacific	8,307	8,662	8,690
Americas	7,846	8,941	8,924
Middle East	2,242	2,354	2,427
Russia & Central Asia	585	288	226
Africa	470	791	737
Total employees on payroll	30,068	32,367	32,243
(1) Coverage rate: 100% of employees on payroll.

During 2015, Technip:

-	ceased its Myanmar activity;

-	sold Technip Benelux NV (Belgium);

-	sold Crestech (Nigeria); and

-	formed Forsys Subsea, a joint-venture held 50/50 by FMCTI and Technip, to bring together the skills and expertise of two Subsea activities’ leaders which will redefine how underwater oil and gas fields are designed, built and maintained.

At the end of 2015, the most significant changes were:

-	an increase of permanent employees in Brazil, principally with the development of the Açu plant;

-	an increase of temporary employees, principally dedicated to the main project, Yamal LNG in Russia (relating to an LNG facility with a capacity of 16.5 million tons per year);

-	a decrease of permanent and contracted employees, following the launch of the restructuring plan, principally in South America, Asia Pacific, the United States, Europe and Mexico. In these regions, the decrease has mainly impacted

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Technip’s engineering resources. The R&D and project management resources were less affected, and this will allow Technip to be in the best position possible when its business restarts;

-	temporary staff representing 12% of the employees on payroll, a steady percentage compared to 2014 (11%); and

-	in 2015, the average number of contracted workers calculated on the basis of month-end figures was 5,310.

4.2.12.	Legal Proceedings

Technip is involved in various pending or potential legal actions in the ordinary course of its business. Technip’s management is unable to predict the ultimate outcome of these actions because of the inherent uncertainty of litigation. However, other than in respect of the two matters disclosed below, Technip’s management does believe that the most probable, ultimate resolution of these matters will not have a material adverse effect on Technip’s consolidated financial position, results of operations or cash flows.

In 2015, Technip entered into new legal proceedings related to the termination of a contract. In 2010, Technip entered into a lump-sum turn-key Engineering Procurement Construction and Commissioning contract with Sonatrach in regards to the refinery of Algiers. This contract was for the rehabilitation and modernization of the Algiers refinery. On June 4, 2015, Technip’s involvement in this project stopped at the request of the client. As per the terms of the contract, both sides initiated arbitration proceedings in respect to certain claims. These proceedings are in the initial stages.

On March 31, 2016, Dong Energy terminated a contract signed on February 27, 2012 with a consortium of Technip France and Daewoo Shipbuilding and Marine Engineering (DSME). This contract covered engineering, procurement, fabrication, hook-up, and commissioning assistance for a fixed wellhead and process platform and associated facilities for the Hejre field offshore Denmark. This dispute is currently progressing through a series of arbitration proceedings managed by the competent arbitral tribunal.

As of September 30, 2016, there have been no other governmental, legal or arbitral proceedings (including any such proceedings that are pending or threatened of which Technip is aware) over the past 12 months, which may have, or have had a significant impact on Technip’s financial position of profitability.

4.2.13.	Insurance Coverage

Technip’s global insurance policy is determined by the “Group Insurance Department,” which is part of the “Group Legal Division.” It mainly aims to protect the assets of Technip and cover any liabilities Technip may incur in performing its operations. The Group Insurance Department typically adjusts its insurance coverage depending upon the evolution of the business of Technip and upon the evolution of the risks incurred in the execution of projects. Furthermore, the Group Insurance Department scrutinizes the insurance market in order to adjust, improve and optimize its insurance policies in terms of cost as well as terms and conditions. Technip’s insurance policy currently focuses on two main areas: (i) contract-specific insurance policies, which offer wide and tailor-made insurance cover, underwritten solely for the requirements and duration of a particular contract; and (ii) permanent insurance policies, which primarily cover damage to Technip’s assets and the financial consequences arising from Technip’s liabilities when performing its operations.

Technip maintains insurance policies that cover the following areas:

-	public, product and professional liability risks in connection with Technip’s operations and projects;

-	Technip’s liability as an employer, with specific local insurance features to comply with national legislations;

-	environmental risks, including environmental issues linked with Technip’s industrial sites and risks associated with the execution of Onshore/Offshore projects;

-	aircraft liability; specifically, for when projects require chartered aircraft or helicopters;

-	Technip’s product manufacturing plants, to insure against risks of physical damage and business interruption and/or increased costs of working resulting thereof; and

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-	“Terrorism and Political Violence.” This insurance program completes and strengthens Technip’s “terrorism” insurance coverage currently available via national pools. It also compensates for the exclusion of warranties or weak warranties in traditional insurance contracts taken out by third parties, particularly with regard to riots or civil protests.

4.2.14.	Related Party Transactions

Technip’s related party transactions mainly consist of re-invoicing group management and organization costs through a management fee, as well as costs related to insurance policies, and fees on guarantees given by Technip (see note 6.14 to the Statutory Accounts as of December 31, 2015, included in Section 6.3 of the Technip 2015 Reference Document, which is incorporated by reference in this Information Document).

MOU

The MOU entered into on May 18, 2016 by and among Technip, FMCTI and TechnipFMC was a related party transaction due to the fact that at the time of execution Ms. C. Maury Devine, Director of Technip, was also a member of the board of directors of FMCTI. She stepped down effective upon execution of the MOU and before the signing of the Business Combination Agreement from her position as member of the board of directors of FMCTI. For more information on the MOU, see the section entitled “Summary of the Mergers” of this Information Document.

Forsys Subsea

An agreement was signed on March 22, 2015 with FMCTI in order to form the Forsys Subsea joint venture. At the time of signing of the joint venture, Ms. C. Maury Devine, Director of Technip, was also a member of the board of directors of FMCTI. She stepped down effective upon execution of the MOU and before the signing of the Business Combination Agreement from her position as member of the board of directors of FMCTI. For more information on Forsys Subsea joint venture, see the section entitled “Forsys Subsea Limited” of this Information Document.

Non-compete Agreement

A worldwide non-compete agreement for a two-year period has been set up between Technip and Mr. Thierry Pilenko.

In the event of termination of Mr. Pilenko’s office for any reason, Technip is committed to pay Mr. Pilenko an indemnity capped to two years gross compensation based on the average overall annual compensation (consisting of fixed and variable compensation) received over the last three years.

Supplementary Retirement Plan

Mr. Thierry Pilenko benefits from the supplementary retirement plan for Technip executives with fixed contributions of 8% of the annual gross compensation paid up to income bracket 3, capped to eight times the annual French social security (Sécurité sociale) limit (approximately €304,000 as of December 31, 2015) as well as from Technip’s existing supplementary retirement plan for Executive Committee members: a retirement income guarantee of 1.8% per year of service, up to a limit of fifteen years, on income bracket 4 of the annual gross compensation paid, i.e., exceeding eight times the French social security limit.

The amount of gross compensation to which this retirement income guarantee applies to the average of the gross base compensation received over the five complete financial years prior to the date of departure from Technip. The retirement income guarantee will only be due in the following circumstances: a departure from Technip after his 60th birthday, a departure from Technip as a result of a second or third category disability, a departure from Technip after his 55th birthday provided that such departure is not the result of gross misconduct or negligence on this part and that no salaried activity is resumed between leaving Technip and receiving a pension under the French social security scheme.

In 2015, the contribution paid by Technip for the supplementary pension plan of Mr. Thierry Pilenko amounted to €24,346.

4.2.15.	Material Contracts

As described in the sections entitled “Forsys Subsea Limited” and “Related Party Transactions—Forsys Subsea” of this Information Document, Technip and FMCTI entered into an exclusive alliance agreement on March 22, 2015.

The MOU was entered into on May 18, 2016 by and among Technip, FMCTI and TechnipFMC, as described under the section entitled “The Mergers—Summary of the Mergers” of this Information Document.

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The Business Combination Agreement was entered into on June 14, 2016 by and among Technip, FMCTI and TechnipFMC, as described under the section entitled “The Mergers—Summary of the Business Combination Agreement” of this Information Document.

Except for the above mentioned exclusive alliance agreement, the financing agreements described in the section entitled “Liquidity Risk” of the Technip 2015 Reference Document, the MOU and the Business Combination Agreement, Technip has not entered into any material contract during the periods covered by its historical financial information, or during the period between June 30, 2016 and September 30, 2016 (being the latest practicable date prior to the publication of this Information Document.

4.2.16.	Recent Developments

On May 19, 2016, Technip and FMCTI announced that the companies will combine. The companies expect that the transaction will bring together two market leaders and their employees, building on the success of Forsys Subsea and offering new solutions in Subsea, Onshore/Offshore and Surface Technologies.

Technip maintained a balanced and diversified portfolio of projects with backlog visibility extending through 2016 and beyond. During 2015, Technip focused on its strategy of early engagement with clients and invested in greater integration and advanced technologies to build innovative and customized solutions. In addition, Technip implemented cost-reduction initiatives and business streamlining in order to adapt to the challenging market environment, and decrease in oil prices that occurred in 2015 due to increased oil production and despite record levels of oil consumption. In this environment, Technip focused on incremental cost-efficiency measures and the implementation of a restructuring plan designed to prepare Technip for challenging market conditions and increase its efficiency. As part of this restructuring plan, Technip reduced its global workforce by approximately 5,000 employees as of June 30, 2016 to help streamline its operations and core business.

As part of its share buyback program, Technip signed a share purchase agreement with an investment services provider.

Technip has appointed an investment services provider for the implementation of its share buyback as authorized by the annual general meeting of April 28, 2016. This share buyback is in line with Technip's announcement of its intention to neutralize the dilution created by the scrip dividend. Under the terms of the agreement signed on August 3, 2016, the parties agree that the investment services provider will sell up to 3,168,156 Technip Shares to Technip, which undertakes to buy them at market price, between August 4, 2016 and November 18, 2016, with a guarantee that the final price will reflect the arithmetic average of daily volume weighted average price (“VWAP”) over the execution period less a guaranteed discount.

The price may not exceed the maximum purchase price of €65 approved by the annual general meeting of April 28, 2015.

All of Technip Shares bought back under the agreement will be cancelled.

4.3.	FMC Technologies, Inc.

FMCTI is a global provider of technology solutions for the energy industry. FMCTI was incorporated in November 2000 under Delaware law and was a wholly owned subsidiary of FMC Corporation until its initial public offering in June 2001. FMCTI’s principal executive offices are located at 5875 N. Sam Houston Parkway West, Houston, Texas 77086, United States.

4.3.1.	Overview of Business

FMCTI designs, manufactures and services technologically sophisticated systems and products, including subsea production and processing systems, surface wellhead production systems, high pressure fluid control equipment, measurement solutions and marine loading systems for the energy industry. FMCTI reports its results of operations in the following reporting segments: Subsea Technologies, Surface Technologies and Energy Infrastructure.

As of June 30, 2016, FMCTI had approximately 15,500 full-time employees, comprised of approximately 4,800 in the United States and 10,700 in non-U.S. locations.

During 2016, FMCTI divested its wireline business for $19 million. Additionally, on May 23, 2016, FMCTI executed a letter of intent to divest the blending and transfer business held by FMC Technologies, Inc. for $16.5 million. The divestiture is expected to be completed in the third quarter of 2016.

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During 2015, FMCTI entered into a 50/50 joint venture with Technip to form Forsys Subsea. Forsys Subsea combines the proprietary technologies of FMCTI and Technip to offer front-end engineering and design services aimed at identifying opportunities through new technologies, services and standardization of equipment to significantly reduce the cost of subsea field development and provide the technology to maximize well performance over the life of the field. In conjunction with the formation of Forsys Subsea, the agreement also formed an alliance with Technip that enables FMCTI to create the framework to deliver and install seabed and/or topside subsea infrastructure resulting from designs produced by Forsys Subsea.

In 2015, FMCTI also largely completed integration efforts in its Surface Technologies segment. These integration efforts, primarily in North America, brought together the services acquired from Pure Energy Services Ltd. in 2013 and FMCTI’s surface wellhead business to create an integrated shale offering. The integration efforts have the strategic aim to (i) improve FMCTI’s customers’ returns by offering integrated solutions involving multiple surface products and services, (ii) enable execution excellence through specialization and focus, (iii) improve scalability and (iv) increase market share in the North American shale market. FMCTI’s integration efforts of its Surface Technologies products and services resulted in Surface Technologies now being organized and operated under the three businesses of surface integrated services, surface wellhead international and fluid control.

4.3.2.	Share Capital

Authorized Capital Stock

As of September 30, 2016, FMCTI’s authorized capital stock consists of 600,000,000 shares of common stock, par value $0.01 per share and 12,000,000 shares of preferred stock, par value $0.01 per share.

Issued Share Capital and Outstanding Shares

As of September 30, 2016, 225,693,852 shares of FMCTI common stock were issued and outstanding and no shares of FMCTI preferred stock were issued and outstanding.

Share Capital

As of September 30, 2016, FMCTI’s share capital amounted to 2,256,938.52, in U.S. dollars, divided into 225,693,852 shares of FMCTI common stock and 0 shares of FMCTI preferred stock.

Non-equity Securities

As of September 30, 2016, FMCTI had $300.0 million aggregate principal amount of 2.00% senior notes due October 2017 (the “2017 Notes”) and $500.0 million aggregate principal amount of 3.45% senior notes due October 2022 (the “2022 Notes” and, collectively with the 2017 Notes, the “Senior Notes”) outstanding.

Treasury Shares

As of September 30, 2016, FMCTI held 60,442,440 shares of common stock in treasury.

Other Securities Giving Access to the Share Capital

As of September 30, 2016, 22,273,210 shares of FMCTI common stock were available for issuance pursuant to the Amended and Restated FMCTI Incentive Compensation and Stock Plan and all subplans thereof. No shares of FMCTI common stock were subject to any outstanding FMCTI stock options.

Terms of any Acquisition Rights and/or Obligations over Authorized but Unissued Capital

None.

Capital of any Member of the Group Which is Under Option or Subject to an Agreement Contemplating an Option

To FMCTI’s knowledge, the capital of FMCTI is not under option or subject to a firm or contingent agreement contemplating an option.

4.3.3.	Business Segments

Subsea Technologies

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Subsea Technologies designs and manufactures products and systems and provides services used by oil and gas companies involved in deepwater exploration and production of crude oil and natural gas. The core competencies of this segment are FMCTI’s technology and engineering expertise. FMCTI’s systems control the flow of crude oil and natural gas from producing wells. FMCTI specializes in offshore production systems and has manufacturing facilities near the world’s principal offshore oil and gas producing basins. FMCTI primarily markets its products through its own technical sales organization.

Principal Products and Services

Subsea Systems. FMCTI’s systems are used in the offshore production of crude oil and natural gas. Subsea systems are placed on the seafloor and are used to control the flow of crude oil and natural gas from the reservoir to a host processing facility, such as a floating production facility, a fixed platform or an onshore facility.

The design and manufacture of FMCTI’s subsea systems requires a high degree of technical expertise and innovation. Some of FMCTI’s systems are designed to withstand exposure to the extreme hydrostatic pressure of deepwater environments, as well as internal pressures of up to 15,000 pounds per square inch (“psi”) and temperatures in excess of 350º F. The development of FMCTI’s integrated subsea production systems includes initial engineering design studies and field development planning to consider all relevant aspects and project requirements, including optimization of drilling programs and subsea architecture. FMCTI’s subsea production systems and products include drilling systems, subsea trees, chokes and flow modules, manifold pipeline systems, control and data management systems, well access systems and other technologies. Additionally, as part of FMCTI’s technologies to enhance field economics by maximizing recovery, its subsea processing systems can enable cost-effective, platform-less solutions where the field is tied directly back to an existing offshore facility or directly to shore. Subsea processing system solutions include subsea boosting, subsea gas compression and subsea separation, which are designed to accelerate production, increase recovery or extend field life. In order to provide these products, systems and services, FMCTI utilizes engineering, project management, procurement, manufacturing, assembly and testing capabilities.

FMCTI also provides an array of subsea services aimed to improve uptime, lower lifecycle costs and increase recovery over the life of the field. These services include (i) installation services to plan and direct the technical onshore and offshore activities, resources and operations required in an installation, (ii) asset management services such as tool management, equipment refurbishment, condition and performance monitoring, processing equipment-related maintenance and rental tools, (iii) product optimization using a suite of services including flow assurance services, real-time surveillance, predictive analytics and flow modeling software, (iv) inspection, maintenance and repair of control and instrumentation modules, chokes, flow modules, and processing equipment and (v) well access and intervention services, including exploration wellheads, production and completion related services, rig-based intervention, riserless light well intervention, tree commissioning, through tubing rotary drilling and plug and abandonment. Additionally, Forsys Subsea, FMCTI’s joint venture with Technip, offers front-end engineering and design to identify opportunities through new technologies, services, and standardization of equipment to significantly reduce the cost of subsea field development and provide the technology to maximize well performance over the life of the field.

Subsea systems represented approximately 69%, 63% and 63% of FMCTI’s consolidated revenue in 2015, 2014 and 2013, respectively, and approximately 73% for the six months ended June 30, 2016.

Schilling Robotics. FMCTI designs and manufactures remotely operating vehicle systems (“ROVs”) and manipulator arms and provides support services for subsea control systems for subsea exploration and production. FMCTI’s product offering includes electric and hydraulic work-class ROVs, tether-management systems, launch and recovery systems, remote manipulator arms and modular control systems for wide-ranging subsea applications. FMCTI also provides support and services such as product training, pilot simulator training, spare parts, and technical assistance.

Multi Phase Meters. FMCTI designs and manufactures multiphase and wetgas meters to measure production rates of oil, water and gas for both topside and subsea applications. These meters have diverse applications that include production testing of well fluid rates, reservoir monitoring, measurement of fluid rates for production and revenue sharing between partners, and artificial lift optimization. The Multi Phase Meters product line augments FMCTI’s portfolio of technologies for increasing oil and gas recovery, early water detection, accurate fiscal allocation and reservoir optimization.

Capital Intensity

Many of the systems and products FMCTI supplies for subsea applications are highly engineered to meet the unique demands of its customers’ field properties and are typically ordered one to two years prior to installation. FMCTI often receives advance payments and progress billings from its customers in order to fund initial development and working capital requirements.

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However, FMCTI’s working capital balances can vary significantly depending on the payment terms and execution timing on key contracts.

Dependence on Key Customers

Generally, FMCTI’s customers in this segment are major integrated oil companies, national oil companies and independent exploration and production companies.

FMCTI actively pursues alliances with oil and gas companies that are engaged in the subsea development of crude oil and natural gas to promote its integrated systems for subsea production. Development of subsea fields, particularly in deepwater environments, involves substantial capital investments by FMCTI’s customers. FMCTI’s customers have sought the security of alliances with FMCTI to ensure timely and cost-effective delivery of subsea and other energy-related systems that provide integrated solutions to meet their needs. FMCTI’s alliances establish important ongoing relationships with its customers. While FMCTI’s alliances do not contractually commit its customers to purchase its systems and services, they have historically led to, and FMCTI expects that they would continue to result in, such purchases. Examples of customers FMCTI has entered alliances with include Statoil, Shell, BP and Anadarko.

The loss of one or more of FMCTI’s significant customers could have a material adverse effect on its Subsea Technologies segment. No single Subsea Technologies customer accounted for 10% or more of FMCTI’s 2015 consolidated revenue.

Competition

Subsea Technologies competes with companies that supply subsea systems and with other smaller companies that are focused on a specific application, technology or geographical niche in which FMCTI operates. Companies including OneSubsea (a Schlumberger company), GE Oil & Gas (a division of General Electric Company), Aker Solutions ASA and Dril-Quip, Inc. compete with FMCTI in the marketplace across its various Subsea Technologies product and services.

Competitive factors in FMCTI’s industry include price, the quality of both product technology and service, and on-time delivery. FMCTI’s competitive strengths include its intellectual capital, the reliability of its products, the breadth of technologies embedded in its products and services that enable it to design unique solutions for its customers’ project requirements while incorporating standardized components to contain costs and its worldwide presence and reputation in each of the major producing basins around the world. FMCTI’s strong customer relationships, experience and technology help it maintain a leadership position in the subsea systems market.

Seasonality

In the North Sea, winter weather generally subdues drilling activity and demand for subsea services as certain activities cannot be performed. As a result, the level of offshore activity in FMCTI’s subsea services is negatively influenced and tends to decrease in the first quarter of each year.

Surface Technologies

Surface Technologies designs and manufactures products and systems and provides services used by oil and gas companies involved in land and offshore exploration and production of crude oil and natural gas. FMCTI designs, manufactures and supplies technologically advanced wellhead systems and high pressure valves and pumps used in stimulation activities for oilfield service companies and provides flowback and wireline services for exploration and production companies in the oil and gas industry.

Principal Products and Services

Surface Integrated Services and Surface Wellhead International. FMCTI provides a full range of drilling, completion and production wellhead systems for both standard and custom-engineered applications. Surface wellhead production systems, or trees, are used to control and regulate the flow of crude oil and natural gas from the well. FMCTI’s surface wellhead products and systems are used worldwide on both onshore and offshore applications and can be used in difficult climates, including arctic cold or desert high temperatures. FMCTI’s product technologies include conventional wellheads, unihead drill-thru wellheads designed for faster surface installations, drilling time optimization timesaving conventional wellheads designed to reduce overall rig time and other technologies, including sealing technology, thermal equipment, and valves and actuators. FMCTI supports its customers through comprehensive surface wellhead system service packages that provide strategic solutions to ensure optimal equipment performance and reliability and include all phases of the asset’s life cycle, from the early

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planning stages through testing and installation, commissioning and operations, replacement and upgrades, interventions, decommissioning/abandonment, and maintenance, storage and preservations.

As part of FMCTI’s surface integrated services business, it provides an integrated shale offering, which includes manifolds and trees and flowback equipment for timely and cost-effective well completion. Acquired in October 2012 and formerly known as Pure Energy Services Ltd., FMCTI also provides flowback services for the recovery of solids, fluids, and hydrocarbons from oil and natural gas wells after the stimulation of the well, and well optimization services for exploration companies in the oil and gas industry.

Fluid Control. FMCTI designs and manufactures flowline products, under the Weco®/Chiksan® trademarks, articulating frac arm manifold trailers, well service pumps, compact valves and reciprocating pumps used in well completion and stimulation activities by major oilfield service companies, such as Schlumberger Limited, Baker Hughes Incorporated, Halliburton Company and Weatherford International plc. FMCTI’s flowline products are used in equipment that pumps fluid into a well during the well construction and stimulation processes. FMCTI’s well service pump product line includes Triplex and Quintuplex pumps utilized in a variety of applications, including fracturing, acidizing and matrix stimulation, and are capable of delivering flow rates up to 35 barrels per minute at pressures up to 20,000 psi. The performance of this business typically rises and falls with variations in the active rig count throughout the world and pressure pumping activity in the Americas.

Capital Intensity

Surface Technologies manufactures most of its products, resulting in a reliance on manufacturing locations throughout the world. FMCTI also maintains a large amount of rental equipment related to pressure pumping operations.

Dependence on Key Customers

No single Surface Technologies customer accounted for 10% or more of FMCTI’s 2015 consolidated revenue.

Competition

Surface Technologies is a market leader for its primary products and services. Some of the competitive factors include technological innovation, reliability and product quality. Surface Technologies competes with other companies that supply surface production equipment and pressure pumping products. Some of FMCTI’s major competitors in Surface Technologies include Cameron International Corporation (a Schlumberger company), Weir Oil & Gas (a division of The Weir Group PLC), GE Oil & Gas (a division of General Electric Company) and Gardner Denver, Inc.

Seasonality

In Western Canada, the level of activity in the oilfield services industry is influenced by seasonal weather patterns. During the spring months, wet weather and the spring thaw make the ground unstable and less capable of supporting heavy equipment and machinery. As a result, municipalities and provincial transportation departments enforce road bans that restrict the movement of heavy equipment during the spring months, which reduces activity levels. There is greater demand for oilfield services, specifically completion services, provided by FMCTI’s Canadian surface integrated services business in the winter season when freezing permits the movement and operation of heavy equipment. Activities tend to increase in the fall and peak in the winter months of November through March.

Energy Infrastructure

Principal Products and Services

Measurement Solutions. FMCTI designs, manufactures and services measurement products for the worldwide oil and gas industry. FMCTI’s flow computers and control systems manage and monitor liquid and gas measurement for applications such as custody transfer, fiscal measurement and batch loading and deliveries. FMCTI’s floating production, storage and off-loading metering systems provide the precision and reliability required for measuring large flow rates characteristic of marine loading operations. FMCTI’s gas and liquid measurement systems provide many solutions in energy-related applications such as crude oil and natural gas production and transportation, refined product transportation, petroleum refining and petroleum marketing and distribution. FMCTI combines advanced measurement technology with state-of-the-art electronics and supervisory control systems to provide the measurement of both liquids and gases to ensure processes operate efficiently while reducing operating costs and minimizing the risk associated with custody transfer.

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FMCTI also provides automation and control technology for the oil and gas, chemical and other industries. Acquired in April 2012 and formerly known as Control Systems International, Inc., FMCTI’s automation and control technology supplies innovative control and automation system solutions. One of the primary products, UCOS, is a comprehensive software solution that combines distributed control system and supervisory control and data acquisition system retrofits using software solutions and compression control algorithms, which allows customers to control and manage the engineering, design and monitoring of their systems of operations.

Loading Systems. FMCTI provides land- and marine-based loading and transfer systems to the oil and gas, petrochemical and chemical industries. FMCTI’s systems provide transfer loading solutions using Chiksan loading arms and Chiksan swivel joint technologies capable of diverse applications. While FMCTI’s marine systems are typically constructed on a fixed jetty platform, it has developed advanced loading systems that can be mounted on a vessel or structure to facilitate ship-to-ship and tandem loading and offloading operations in open seas or exposed locations. Both FMCTI’s land- and marine-based loading and transfer systems are capable of handling a wide range of products including petroleum products, liquefied natural gas and chemical products.

Separation Systems. FMCTI designs and manufactures systems that separate production flows from wells into oil, gas, sand and water. FMCTI’s separation technology can be applied to both greenfield development as well as retrofit solutions for fields currently in production. Also, these systems provide solutions for both subsea and topside applications. For subsea applications, these systems can be designed with primary separation at the seabed, which enables more effective production, increased field recovery and the reduced need for topside processing capacity for FMCTI’s customers.

Dependence on Key Customers

No single Energy Infrastructure customer accounted for 10% or more of FMCTI’s 2015 consolidated revenue.

4.3.4.	Product Development

FMCTI invests in product development to advance technologies necessary to support the current and future technical challenges of its customers. FMCTI seeks to develop products and services aimed to assist its customers to lower capital and operating expenditures, increase oil recovery and deliver improved performance of their assets. FMCTI also strives to increase standardization within its product lines in order to reduce delivery times, improve product integrity and control costs. To satisfy all these aims, FMCTI’s investments in product development are focused on (i) progressing capabilities to bring products to market faster and more efficiently, (ii) developing the next generation of cost-effective production and processing equipment, (iii) advancing core enabling technologies and materials and (iv) expanding product families to address broader market applications.

To accelerate the commercialization of technologies in all of its businesses, FMCTI made several investments to enhance its R&D capabilities. First, it expanded its network of rapid prototyping centers, increasing the resources available for its engineers to design and build new products. Second, it upgraded and expanded its capabilities to conduct qualification testing. These investments included the addition of test cells, flow loops, bending fixtures and test pits along with advanced instrumentation to better facilitate monitoring of test programs. FMCTI’s investments added capacity and provided new functionality to accommodate a broader range of test parameters, including high pressure, high temperature conditions.

Subsea Technologies

FMCTI continues to expand its Subsea Technologies portfolio of solutions in order to deliver a complete production system for high pressure, high temperature applications. In 2014, FMCTI entered into a joint development agreement with several major operators to develop common standards for subsea production equipment capable of operating at pressures as high as 20,000 psi and temperatures up to 350º F. In 2015, FMCTI added another major operator to this joint agreement. FMCTI believes standardization of its products is an important element in improving execution, optimizing resources, lowering lifecycle costs and providing superior long-term value. This joint development agreement is expected to result in standardized design, materials, processes and interfaces to deliver improved reliability and operability over the life of the field. During 2015, FMCTI completed major qualification testing meeting the latest industry guidelines.

The downturn in the energy market has shifted the needs of FMCTI’s customers. As a result, FMCTI has also invested in subsea product development focused on developing lower cost solutions. Technology development progressed on the next generation of subsea equipment, utilizing designs that will be significantly smaller and lighter than current designs. In addition

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to the investments to develop lower cost production solutions, FMCTI continued efforts on its portfolio of product technology and services aimed to help operators maximize recovery from existing subsea fields. Along with its development partner Sulzer Pumps Ltd., FMCTI expanded the product family of pumps and motors to include more sizes and pressure ratings. Additionally, development of FMCTI’s well access management system was completed in 2015, and the system was successfully employed in the North Sea. This combined subsea product and service solution provided real-time data to the operator to enable the assessment of actual loading on a subsea completion riser during operations, leading to reduced operational and maintenance costs and increased oil recovery.

Surface Technologies

Development work focused on enhancing several core enabling technologies including seals, valves and instrumentation. During 2015, FMCTI completed development on a steam valve for high temperature service. The valve was successfully qualified and installed on an onshore field in North America. Additionally, FMCTI completed development on the next generation of sealing technology, featuring a dual metal packoff. Developed in collaboration with one of FMCTI’s key customers, the new design of the sealing technology eliminates elastomers and improves seal performance. Other investments in FMCTI’s surface technologies portfolio included the development and testing of sensing and instrumentation technologies and of technologies for the treatment of well fluids.

Energy Infrastructure

FMCTI’s measurement solutions business completed development of AccuLoad IV, the newest generation electronic preset system. This new generation includes important upgrades and enhancements such as improved diagnostics that will ensure AccuLoad® remains a widely used preset in oil custody transfer. FMCTI’s loading systems business completed extended fatigue and operating simulation testing on ATOL, its tandem offshore loading solution.

4.3.5.	Sources and Availability of Raw Materials

FMCTI’s business segments purchase carbon steel, stainless steel, aluminum and steel castings and forgings both domestically and internationally. FMCTI typically does not use single source suppliers for the majority of its raw material purchases; however, certain geographic areas of its businesses or a project or group of projects may heavily depend on certain suppliers for raw materials or supply of semi-finished goods. FMCTI believes the available supplies of raw materials are adequate to meet its needs.

4.3.6.	Segment and Geographic Financial Information

The majority of FMCTI’s consolidated revenue and segment operating profits are generated in markets outside of the United States. Each segment’s revenue is dependent upon worldwide oil and gas exploration and production activity.

4.3.7.	Property, Plant and Equipment

Principal Properties

FMCTI leases its corporate headquarters in Houston, Texas, and owns or leases numerous properties throughout the world. FMCTI operates 29 major production facilities and service centers in 18 countries.

The following table shows FMCTI’s principal properties as of December 31, 2015:

Location	Reporting Segment	Purpose	Legal status
United States
Davis, California	Subsea	Manufacturing Offices	Leased
Houston, Texas	Subsea / Surface	Corporate Headquarters Manufacturing Warehouse Offices	Owned/Leased
Brighton, Colorado	Surface	Service Center	Leased
Oklahoma City, Oklahoma	Surface	Manufacturing	Owned/Leased

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Location	Reporting Segment	Purpose	Legal status
Warehouse Offices Service Center
San Antonio, Texas	Surface	Service Center	Leased
Stephenville, Texas	Surface	Manufacturing	Owned/Leased
Corpus Christi, Texas	Energy Infrastructure	Offices Warehouse	Owned
Erie, Pennsylvania	Energy Infrastructure	Manufacturing	Owned
International
Bergen, Norway	Subsea	Service Center	Leased
Dunfermline, Scotland	Subsea / Surface	Manufacturing Offices Warehouse	Leased
Kongsberg, Norway	Subsea	Manufacturing Offices Warehouse	Leased
Labuan, Malaysia	Subsea	Service Center	Leased
Luanda, Angola	Subsea	Manufacturing Offices Service Center	Leased
Macaé, Brazil	Subsea	Service Center	Owned
Nusajaya, Malaysia	Subsea / Surface	Manufacturing Offices	Owned
Perth, Australia	Subsea	Offices Service Center	Leased
Port Harcourt, Nigeria	Subsea	Manufacturing Offices Service Center	Leased
Rio de Janeiro, Brazil	Subsea / Surface	Manufacturing Offices Service Center Technology Center	Owned
Singapore	Subsea / Surface	Manufacturing Offices	Leased
Stavanger, Norway	Subsea / Surface	Manufacturing Offices Service Center	Leased
Takoradi, Ghana	Subsea	Manufacturing Service Center	Leased

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Location	Reporting Segment	Purpose	Legal status
Abu Dhabi, U.A.E.	Surface	Offices Service Center	Leased
Collecchio, Italy	Surface	Manufacturing Offices	Leased
Dammam, Saudi Arabia	Surface	Manufacturing Offices	Leased
Edmonton, Canada	Surface	Manufacturing Offices Service Center	Leased
Jakarta, Indonesia	Surface	Manufacturing Offices	Leased
Neuquén, Argentina	Surface	Offices Service Center	Leased
Sens, France	Surface / Energy Infrastructure	Manufacturing Offices Warehouse	Leased
Arnhem, The Netherlands	Energy Infrastructure	Offices	Leased

Pledged Assets

FMCTI’s pledged assets amounted to €5.3 million as of June 30, 2016.

4.3.8.	Environment

In connection with its operations, FMCTI is generally subject to environmental laws and regulations in each of the countries where it operates. These environmental laws and regulations affect the equipment, systems and services FMCTI designs, markets and sells, as well as the facilities where FMCTI manufactures its equipment and systems. FMCTI is required to invest financial and managerial resources to comply with environmental laws and regulations and believe that it will continue to be required to do so in the future. These laws and regulations govern, among other things, emissions of pollutants into the air and wastewater discharges due to hydraulic fracturing.

International, national and state governments and agencies are currently evaluating and/or promulgating legislation and regulations that are focused on restricting emissions commonly referred to as greenhouse gas (“GHG”) emissions. For instance, under the U.S. Clean Air Act, the U.S. Environmental Protection Agency (“EPA”) has made findings that GHG emissions endanger public health and the environment, resulting in the EPA’s adoption of regulations requiring construction and operating permit reviews of certain stationary sources with major emissions of GHGs, which reviews require the installation of new GHG emission control technologies. The EPA has also promulgated rules requiring the monitoring and annual reporting of GHG emissions from certain sources, including onshore and offshore oil and natural gas production facilities and onshore oil and natural gas processing, transmission, storage and distribution facilities. In addition, in August 2015, the EPA announced proposed rules that would establish new air emission controls for methane emissions from certain new, modified or reconstructed equipment and processes in the oil and natural gas source category, including production, processing, transmission and storage activities, as part of an overall effort to reduce methane emissions by up to 45 percent by 2025. To the extent FMCTI’s customers are subject to these or other similar proposed or newly enacted laws and regulations, the additional costs incurred by FMCTI’s customers to comply with such laws and regulations could impact their ability or desire to continue to operate at current or anticipated levels, which would negatively impact their demand for FMCTI’s products and services. In addition, any new laws or regulations establishing cap-and-trade or that favor the increased use of non-fossil fuels may dampen demand for oil and gas production and lead to lower spending by FMCTI’s customers for its products and services. Similarly, to the extent FMCTI is or becomes subject to any of these or other similar proposed or newly enacted laws and regulations, FMCTI expects that its efforts to monitor, report and comply with such laws and regulations, and any related taxes imposed on companies by such programs, will increase its cost of doing business and may have a material adverse effect on its financial condition and results of operation.

Moreover, environmental concerns have been raised regarding the potential impact of hydraulic fracturing on underground water supplies. Although FMCTI does not perform hydraulic fracturing, FMCTI does provide equipment and services to companies employing this enhanced recovery technique. There have been several regulatory and governmental initiatives in the

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United States to restrict the hydraulic fracturing process, which could have an adverse impact on FMCTI’s customers’ completion or production activities. For example, the EPA has issued final regulations under the U.S. Clean Air Act governing performance standards, including standards for the capture of air emissions released during hydraulic fracturing and prohibited the discharge of wastewater from hydraulic fracturing operations to publicly owned wastewater treatment plants. Also, the U.S. Bureau of Land Management finalized rules in March 2015 that impose new or more stringent standards for performing hydraulic fracturing on federal and American Indian lands. The U.S. District Court of Wyoming has temporarily stayed implementation of this rule, and a final decision has not yet been issued. These and other similar state and foreign regulatory initiatives, if adopted, would establish additional levels of regulation for its customers that could make it more difficult for its customers to complete natural gas and oil wells and could adversely affect the demand for FMCTI’s equipment and services.

4.3.9.	Research and Developments, Patents and Licenses

R&D

FMCTI is engaged in R&D activities directed toward the improvement of existing products and services, the design of specialized products to meet customer needs and the development of new products, processes and services. A large part of FMCTI’s product development spending has focused on the improved design and standardization of its Subsea Technologies products to meet its customer needs.

In financial years 2015, 2014 and 2013, FMCTI’s R&D expenditures amounted to $135.3 million, $123.7 million and $112.4 million, respectively.

Patents, Trademarks and Other Intellectual Property

FMCTI owns a number of U.S. and non-U.S. patents, trademarks and licenses that are cumulatively important to its businesses. As part of its ongoing R&D, FMCTI seeks patents when appropriate for new products and product improvements. FMCTI has over 1,500 issued patents and pending patent applications worldwide. Further, FMCTI licenses intellectual property rights to or from third parties. FMCTI also owns numerous U.S. and non-U.S. trademarks and trade names and has over 150 registrations and pending applications in the United States and abroad.

FMCTI protects and promotes its intellectual property portfolio and takes actions it deems appropriate to enforce and defend its intellectual property rights. FMCTI does not believe, however, that the loss of any one patent, trademark or license, or group of related patents, trademarks or licenses, would have a material adverse effect on its overall business.

4.3.10.	Employees

As of June 30, 2016, FMCTI had approximately 15,500 full-time employees, consisting of approximately 4,800 in the United States and 10,700 in non-U.S. locations. Less than 2% of its U.S. employees are represented by labor unions. The figures below represent FMCTI’s employee figures as of December 31 for the year indicated.

Employees by Activities

	2013	2014	2015
Energy Infrastructure	1,648	1,353	1,106
Subsea Technologies	12,380	13,036	11,491
Surface Technologies	5,123	5,793	4,638
Corporate	129	155	150

Employees by Region

	2013	2014	2015
Africa	716	856	829
Asia	2,784	2,707	2,368
Australia	90	117	124
Europe	5,967	5,972	5,127
Middle East	171	200	225
North America	7,299	8,041	6,576

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South America	2,253	2,444	2,136

4.3.11.	Legal Proceedings

FMCTI is involved in various pending or potential legal actions or disputes in the ordinary course of business. FMCTI management is unable to predict the ultimate outcome of these actions because of their inherent uncertainty. However, FMCTI management believes that the most probable, ultimate resolution of these matters will not have a material adverse effect on its consolidated financial position, results of operations or cash flows.

Consequently, as of September 30, 2016, there have been, to FMCTI’s knowledge, no material governmental, legal or arbitral proceedings (including any such proceedings that are pending or threatened of which FMCTI is aware) over the past 12 months, which may have or have had a significant impact on FMCTI’s financial position or profitability.

4.3.12.	Insurance

FMCTI maintains insurance to cover risks associated with the ordinary operation of its business, including property and casualty insurance policies that are typical for the industry in which FMCTI operates, at levels that FMCTI believes are appropriate when taking into account its size and the risks incurred.

FMCTI’s global insurance programs are negotiated and coordinated as a result of a risk management process utilized to identifying FMCTI’s insurable risks, quantifying their potential consequences for FMCTI, and structuring adequate insurance programs with the support of leading insurance brokers with international networks. FMCTI aims to ensure that it maintains sufficient coverage for all of its activities and locations worldwide.

FMCTI has established internal claims procedures for each of its insurance policies in the event FMCTI experiences a loss. It also periodically reviews its insurance coverage in light of new risk transfer solutions offered by the insurance markets in order to ensure that FMCTI is obtaining appropriate coverage at deductible and premium levels that are reasonable and accounting for changes to FMCTI’s insurance risk profile.

FMCTI’s global insurance programs generally take the form of master policies, which apply to FMCTI’s operations worldwide. FMCTI enters into local insurance policies generated from these master programs to comply with local insurance-related regulatory obligations, as applicable in certain countries.

FMCTI’s main insurance policies, entered into with reputable insurance companies, cover lines of exposures including the following:

-	commercial general liability, automobile liability and excess liability insurance, which covers general corporate liability as well as product liability and pollution liability exposures, including those specific to FMCTI’s business and industry;

-	workers’ compensation and employers’ liability insurance;

-	property damage and business interruption insurance;

-	directors’ and officers’ liability insurance;

-	crime and fiduciary liability insurance;

-	cyber liability insurance;

-	environmental impairment liability insurance, as appropriate;

-	non-owned aircraft liability insurance; and

-	transport and marine cargo insurance.

FMCTI’s insurance policies contain exclusions, caps and deductibles that could expose it to unfavorable consequences in the event of a significant event or legal action against it.

4.3.13.	Related Party Transactions

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Related party transactions must be reviewed and approved by the FMCTI Board, which will approve the transaction only if it determines that the transaction is in, or is not inconsistent with, FMCTI interests. In evaluating a related party transaction, the Board will consider all relevant factors, including, as applicable, (i) the benefit to FMCTI in entering into the transaction; (ii) the alternatives to entering into a related party transaction; and (iii) whether the transaction is on terms comparable to those available to third parties. If a director is involved in the transaction, he or she will be recused from all discussions and decisions about the transaction. The transaction must be approved in advance of its consummation. The Board will periodically monitor the transaction to ensure that there are no changed circumstances that would render it advisable for FMCTI to amend or terminate the transaction and will review the transaction annually to determine whether it continues to be in its interests.

Other than the formation of the Forsys Subsea joint venture with Technip, in 2015, and the entering into the MOU, in 2016, FMCTI was not a participant in any transaction or series of related transactions in which any related party had or will have a direct or indirect material interest. As noted in “Information about the Group—Background to, and reasons for the Mergers”, Ms. Devine, who is the lead independent director of Technip S.A., recused herself from the FMCTI Board’s deliberations, negotiation and approval of the Forsys Subsea joint venture and from the relevant deliberations concerning the Mergers and the vote to approve the Business Combination Agreement. She stepped down effective upon execution of the MOU and before the signing of the Business Combination Agreement from her position as member of the board of directors of FMCTI.  For more information on Forsys Subsea joint venture, see the section entitled “Forsys Subsea Limited” of this Information Document. For more information on the MOU, see the section entitled “Summary of the Mergers” of this Information Document.

FMCTI's related party transactions mainly consist of intra-entity billings based on allocation of corporate costs in which all subsidiaries derive benefit. These costs include expenses related to centralized corporate services, information technology, learning and knowledge management programs, and business support services such as foreign exchange management, banking and insurance.

FMCTI’s Code of Business Conduct, which is available on the FMCTI website at www.fmctechnologies.com under the heading “About Us > Sustainability > Ethics,” provides that each of the FMCTI employees and directors is expected to avoid engaging in activities that conflict with, or have the appearance of conflicting with, the best interests of FMCTI and its stockholders. These requirements also extend to immediate family members of employees and directors.

FMCTI’s Code of Business Conduct requires disclosure of personal activities or interests of any one of the FMCTI employees or directors, or of any immediate family member or other person with which such person may have a substantial business relationship, that could negatively influence, or which could have the appearance of negatively influencing, the judgment of such employee or director, or the decisions or actions of such employee or director. Such activities must be disclosed to an employee’s supervisor or local human resources director or reported to the FMCTI ethics hotline. Reports regarding a “related party” made to an ethics reporting resource other than a member of the Board of Directors will be reported to the Board of Directors, or a committee of the Board of Directors, which will have the responsibility for determining if there is a conflict of interest and, if so, how to resolve it without compromising the best interests of FMCTI and its stockholders.

In certain limited cases, activities giving rise to a potential “related party” conflict of interest may be permitted if the Board of Directors or a committee of the Board determines, in its reasonable judgment, that such potential conflict of interest is not likely to be harmful to the best interests of FMCTI and its stockholders.

FMCTI’s Code of Business Conduct also prohibits any employee or director from taking for themselves personally (including for the benefit of family members or friends) business opportunities that are discovered through the use of FMCTI property, information or position without the consent of the Board of Directors or a committee of the Board. No employee or director may use corporate property, information or position for improper personal gain, and may not compete with FMCTI, directly or indirectly.

A waiver of the Code of Business Conduct for any officer or director may only be made by the Board of Directors, or a committee appointed by the Board, and will be promptly disclosed to the extent required by law, including the rules and regulations of the SEC and the NYSE.

In addition to the Code of Business Conduct review, the Nominating and Governance Committee periodically reviews all commercial business relationships that exist between FMCTI and companies with which its directors are affiliated in order to determine if non-employee members of the Board are independent under the rules of the NYSE.

4.3.14.       Material Contracts

Credit facility

On September 24, 2015, FMCTI entered into a $2.0 billion revolving credit agreement (the “FMCTI Credit Agreement”) with Wells Fargo Bank, National Association, as Administrative Agent. The FMCTI Credit Agreement is a five-year, revolving credit facility expiring in September 2020. Subject to certain conditions, at the request of FMCTI, the aggregate commitments under the FMCTI Credit Agreement may be increased by an additional $500.0 million. As of June 30, 2016, FMCTI had no outstanding borrowings under the FMCTI Credit Agreement.

Borrowings under the FMCTI Credit Agreement bear interest at the highest of three base rates or the London interbank offered rate (“LIBOR”), at FMCTI’s option, plus an applicable margin. Depending on FMCTI’s senior unsecured credit rating, the applicable margin for revolving loans varies (i) in the case of LIBOR loans, from 1.00% to 1.75% and (ii) in the case of base rate loans, from 0.00% to 0.75%.

Among other restrictions, the terms of the FMCTI Credit Agreement include negative covenants related to liens and FMCTI’s total capitalization ratio. As of June 30, 2016, FMCTI was in compliance with all restrictive covenants under the FMCTI Credit Agreement.

Additionally, under FMCTI’s commercial paper program, it has the ability to access $1.5 billion of short-term financing through its commercial paper dealers subject to the limit of unused capacity of the FMCTI Credit Agreement. Commercial paper borrowings are issued at market interest rates. FMCTI had $501.7 million of commercial paper issued under its facility at June 30, 2016. Commercial paper borrowings as of December 31, 2015, had a weighted average interest rate of 1.01%.

Senior Notes

On September 21, 2012, FMCTI completed the public offering of the Senior Notes. Interest on the Senior Notes is payable semi-annually in arrears on April 1 and October 1 of each year, beginning April 1, 2013. Net proceeds from the offering of $793.8 million were used for the repayment of outstanding commercial paper and indebtedness under FMCTI’s revolving credit facility.

The terms of the Senior Notes are governed by the indenture (the “Base Indenture”), dated as of September 21, 2012 between FMCTI and U.S. Bank National Association, as trustee (the “Trustee”), as amended and supplemented by the First Supplemental Indenture between FMCTI and the Trustee (the “First Supplemental Indenture”) relating to the issuance of the 2017 Notes and the Second Supplemental Indenture between FMCTI and the Trustee (the “Second Supplemental Indenture”) relating to the issuance of the 2022 Notes.

At any time prior to their maturity in the case of the 2017 Notes, and at any time prior to July 1, 2022, in the case of the 2022 Notes, FMCTI may redeem some or all of the Senior Notes at the redemption prices specified in the First Supplemental Indenture and Second Supplemental Indenture, respectively. At any time on or after July 1, 2022, FMCTI may redeem some or all of the 2022 Notes at the redemption price equal to 100% of the principal amount of the 2022 Notes redeemed. The Senior Notes are FMCTI’s senior unsecured obligations. The Senior Notes will rank equally in right of payment with all of FMCTI’s existing and future unsubordinated debt, and will rank senior in right of payment to all of FMCTI’s future subordinated debt.

4.4.	Information relating to Technip

Technip S.A., a French société anonyme, is a world leader in project management, engineering and construction for the energy sector and offers a comprehensive portfolio of innovative solutions and technologies. As of June 30, 2016, Technip employed a workforce of approximately 32,000 people from 116 nationalities. Technip operates on five continents and in 45 countries. Technip’s production facilities (for flexible pipes and umbilicals), manufacturing yard, logistics bases and spoolbases are located in Angola, Brazil, Finland, France, Indonesia, Malaysia, Norway, the United Kingdom and the United States.

Technip Shares are listed on Euronext Paris under the symbol “TEC.PA.” Technip’s American Depositary Receipts are traded in the United States in the OTCQX marketplace of the OTC Markets Group.

The principal executive offices of Technip are located at 89 avenue de la Grande Armée, 75116 Paris, France, and its telephone number at that address is +33 1 47 78 24 00.

4.5.	Selected historical consolidated financial data for Technip

The following tables set forth selected historical consolidated financial and other data of Technip for the periods indicated and have been derived from:

- the interim condensed consolidated financial statements as of June 30, 2016 and for the six months ended June 30, 2016, which are attached as Annex 1 to this Information Document ;

- the interim condensed consolidated financial statements as of June 30, 2015 and for the six months ended June 30, 2015, which are not included (or incorporated by reference) in this Information Document; and

- the annual consolidated financial statements as of December 31, 2015, 2014 and 2013 and for the years ended December 31, 2015, 2014 and 2013, which are attached as Annex 2 to this Information Document.

The following information is presented in millions of Euro, unless otherwise specified, and is presented in accordance with IFRS as issued by the IASB and endorsed by the European Union.

The following information should be read in conjunction with the sections entitled “Risk Factors,” and “Unaudited Pro Forma Financial Information” of this Information Document, the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Technip” included in the Registration Statement and the annual consolidated financial statements attached to this Information Document. Historical results for any period are not necessarily indicative of results to be expected for any future period.

	As of and for the six months ended June 30,		As of and for the years ended December 31,
	2016	2015	2015	2014	2013
	(In millions of Euros, except per share data)

Revenues	4,287.4	5,336.4	10,337.9	10,073.9	8,847.7
Gross Margin	758.1	597.5	1,445.7	1,467.6	1,586.7
(in % of Revenues)	18%	11%	14%	15%	18%
Operating Income / (Loss) from Recurring Activities	454.2	247.2	746.0	759.9	817.0
(in % of Revenues)	11%	5%	7%	8%	9%
Operating Income / (Loss) from Recurring Activities after Income / (Loss) of Equity Affiliates	467.4	264.7	800.6	800.2	852.2
(in % of Revenues)	11%	5%	8%	8%	10%
Operating Income / (Loss)	363.1	(139.1)	330.8	726.6	852.2
(in % of Revenues)	8%	-3%	3%	7%	10%
Net Income/ (Loss) for the Year	237.4	(216.2)	56.2	442.4	570.0
Attributable to:

	As of and for the six months ended June 30,		As of and for the years ended December 31,
	2016	2015	2015	2014	2013
	(In millions of Euros, except per share data)

Attributable to:
Shareholders of the Parent Company	237.7	(220.8)	45.1	436.6	563.1
Non-Controlling Interests	(0.3)	4.6	11.1	5.8	6.9
Amortization and Depreciation for the Year	(132.6)	(186.1)	(346.0)	(283.3)	(217.8)
Earnings per Share (in Euro)	2.00	(1.95)	0.39	3.89	5.06
Diluted Earnings per Share (in Euro)	1.97	(1.95)	0.39	3.65	4.68

Consolidated Statement of Financial Position Data

	As of and for the six months ended June 30,		As of and for the years ended December 31,
	2016	2015	2015	2014	2013
	(In millions of Euros, except per share data)

Non-current Assets	6,861.2	7,135.1	6,969.4	6,818.5	6,284.7
including Intangible Assets	3,567.2	3,606.8	3,582.5	3,496.5	3,332.6
Current Assets	6,959.1	7,018.5	6,673.2	6,598.1	6,448.5
including Cash and Cash Equivalents	2,808.3	2,499.7	2.919,1	2,685.6	2,989.1
Total Assets	13,821.0	14,182.0	13,669.0	13,419.8	12,737.2
Equity attributable to Shareholders of the Parent Company	4,715.5	4,268.2	4,536.4	4,363.4	4,156.8
Non-Controlling Interests	8.3	20.3	8.5	11.8	17.3
Current Liabilities	7,136.4	7,720.1	7,048.5	6,219.6	5,836.2
Non-Current Liabilities	1,960.8	2,173.4	2,075.6	2,825.0	2,726.9
Total Equity and Liabilities	13,821.0	14,182.0	13,669.0	13,419.8	12,737.2
Other information
Capital Expenditures over the Year	61.8	144.4	293.3	375.0	575.2
Net Cash Position (*)	504.8	(62.3)	356.0	72.6	615.3

______________________________________

(*) Net cash position corresponds to total cash and cash equivalents reduced by current and non-current financial debt

4.6.	Information relating to FMCTI

FMCTI, a Delaware corporation, is a global market leader in subsea systems and a leading provider of technologies and services to the oil and gas industry. FMCTI, which became a standalone company in 2001, designs, manufactures and services technologically sophisticated systems and products, including subsea production and processing systems, surface wellhead production systems, high pressure fluid control equipment, measurement solutions and marine loading systems for the energy industry. As of June 30, 2016, FMCTI had approximately 15,500 full-time employees, comprised of approximately 4,800 in the United States and 10,700 in non-U.S. locations.

FMCTI Shares are listed on the NYSE under the symbol “FTI.”

The principal executive offices of FMCTI are located at 5875 N. Sam Houston Parkway W., Houston, Texas 77086, United States, and its telephone number at that address is +1 281 591 4000.

4.7.	Selected historical consolidated financial data for FMCTI

The selected historical consolidated financial data of FMCTI for the periods presented below have been derived from:

-	the unaudited condensed consolidated historical financial data as of June 30, 2016 and for the six months ended June 30, 2016 and 2015, have been derived from “Item 1. Financial Statements” of FMCTI’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (“SEC”) on July 28, 2016 and are attached as Annex 5 to this Information Document. The balance sheet data as of June 30, 2015 is derived from unaudited condensed consolidated financial statements of FMCTI that are not attached or incorporated by reference into this Information Document.

-	the balance sheet data as of December 31, 2015 and 2014, and the statements of income data for the years ended December 31, 2015, 2014 and 2013, have been derived from the Consolidated Financial Statements of FMCTI as of December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015 presented in “Item 8. Financial Statements and Supplementary Data” of FMCTI’s Annual Report on Form 10-K filed with the SEC on February 24, 2016 and are attached as Annex 3 to this Information Document. The balance sheet data as of December 31, 2015 has been subsequently adjusted as reflected in the unaudited condensed consolidated historical financial data as of and for the six months ended June 30, 2016 attached as Annex 5 to this Information Document.

-	The balance sheet data as of December 31, 2013 has been derived from the Consolidated Financial Statements of FMCTI as of December 31, 2014 and 2013 and for each of the years in the three-year period ended December 31, 2014 presented in “Item 8. Financial Statements and Supplementary Data” of FMCTI’s Annual Report on Form 10-K filed with the SEC on February 20, 2015, and is attached as Annex 4 to this Information Document.

The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period. The unaudited condensed consolidated financial statements were prepared on a basis consistent with its annual audited consolidated financial statements. In the opinion of management, the unaudited condensed consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods.

The historical consolidated financial statements of FMCTI are reported pursuant to U.S. GAAP and are presented in U.S. dollars, unless otherwise specified.

The selected historical consolidated financial data presented below should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of FMCTI,” of the Registration Statement (which incorporates by reference the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part I, Item 2 of FMCTI’s Form 10-Q for the three months ended June 30, 2016 filed with the SEC on July 28, 2016, which can be obtained at the Internet website maintained by the SEC at www.sec.gov and the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part II, Item 7 of FMCTI’s Form 10-K for the twelve months ended December 31, 2015 filed with the SEC on February 24, 2016, which can be obtained at the Internet website maintained by the SEC at www.sec.gov) and the audited consolidated financial statements attached as Annex 3, Annex 4 and Annex 5 to this Information Document. FMCTI’s historical operating results are not necessarily indicative of future operating results.

	As of and for the six months ended June 30,		As of and for the years ended December 31,
(in millions of U.S. dollars, except per share data)	2016	2015	2015 (As Adjusted)	2014	2013
Statement of income data:
Total revenue	$ 2,359.0	$ 3,390.4	$ 6,362.7	$ 7,942.6	$ 7,126.2
Total costs and expenses	2,287.9	3,003.8	5,770.6	6,874.1	6,378.6
Net income	21.9	256.1	394.8	705.3	506.6
Net income attributable to FMC Technologies, Inc.	22.0	255.5	393.1	699.9	501.4
Earnings per share from continuing operations attributable to FMC Technologies, Inc.:
Basic earnings per share	$ 0.10	$ 1.10	$ 1.70	$ 2.96	$ 2.10
Diluted earnings per share	$ 0.10	$ 1.10	$ 1.70	$ 2.95	$ 2.10

	As of and for the six months ended June 30,		As of and for the years ended December 31,
(in millions of U.S. dollars, except per share data)	2016	2015	2015 (As Adjusted)	2014	2013
Cash dividends declared	$ —	$ —	$ —	$ —	$ —
Balance sheet data:
Total assets	$ 6,160.8	$ 6,893.9	$ 6,419.4	$ 7,172.1	$ 6,605.6
Net (debt) cash(1)	(251.3)	(699.4)	(239.8)	(666.6)	(973.2)
Long-term debt, less current portion	1,298.7	1,275.2	1,134.1	1,293.7	1,329.8
Total FMC Technologies, Inc. stockholders’ equity	2,628.2	2,597.6	2,524.1	2,456.3	2,317.2
Other financial information:
Capital expenditures	$ 67.0	$ 161.2	$ 250.8	$ 404.4	$ 314.1
Cash flows provided by operating activities	105.0	235.7	932.4	892.5	795.4
Segment operating capital employed(2)	3,198.5	3,734.0	3,219.1	3,672.7	3,610.8
Order backlog(3)	3,386.9	5,323.8	4,355.6	6,619.4	6,998.2

(1)	Net (debt) cash consists of cash and cash equivalents less short-term debt, long-term debt and the current portion of long-term debt. Net (debt) cash is a non-GAAP measure that management uses to evaluate FMCTI’s capital structure and financial leverage. See the section entitled “Management’s Discussion and Analysis of Financial Conditions and Results of Operations of FMCTI—Liquidity and Capital Resources” which is incorporated by reference in the Registration Statement for additional discussion of net (debt) cash.

(2)	FMCTI views segment operating capital employed, which consists of assets, net of liabilities, as the primary measure of segment capital. Segment operating capital employed excludes corporate debt facilities and certain investments, pension liabilities, deferred and currently payable income taxes and last-in, first-out inventory adjustments. See more about segment operating capital employed in Note 20 to FMCTI’s consolidated financial statements for the year ended December 31, 2015 attached as Annex 3 to this Information Document.

(3)	Order backlog is calculated as the estimated sales value of unfilled, confirmed customer orders at the reporting date.

4.8.	Forsys Subsea Limited

Forsys Subsea, a private limited company incorporated under the laws of England and Wales on June 1, 2015, is an affiliated company in the form of a 50/50 joint venture between FMCTI and Technip. Forsys Subsea combines the proprietary technologies of FMCTI and Technip to offer front-end engineering and design services aimed at identifying opportunities through new technologies, services and standardization of equipment to significantly reduce the cost of subsea field development and maximize well performance. The 2015 agreement between FMCTI and Technip and the formation of Forsys Subsea also created an alliance with Technip and serves as the predecessor to the Mergers, and in part, the framework to a combined company.

4.9.	Information relating to TechnipFMC US Merger Sub, LLC

TechnipFMC US Merger Sub, LLC was formed under the laws of the State of Delaware on October 17, 2016 as a wholly owned indirect subsidiary of FMCTI. Prior to the Technip Merger Effective Time, FMCTI will contribute its entire interest in the entity that wholly owns TechnipFMC US Merger Sub, LLC to TechnipFMC, making TechnipFMC US Merger Sub, LLC a wholly owned indirect subsidiary of TechnipFMC. TechnipFMC US Merger Sub, LLC will not conduct any business operations other than those incidental to its formation and in connection with the transactions contemplated by the Business Combination Agreement.

The principal executive offices of TechnipFMC US Merger Sub, LLC is located at 5875 N. Sam Houston Parkway W., Houston, Texas 77086, United States, and its telephone number at that address is +1 281 591-4000.

5.	UNAUDITED PRO FORMA FINANCIAL INFORMATION

5.1.	Unaudited Pro Forma Financial Information

Section A – Unaudited pro forma financial information

The following unaudited pro forma condensed combined financial information, which we refer to as the pro forma financial statements, give effect to the Mergers to be accounted for under the acquisition method of accounting in accordance with IFRS 3, with Technip identified as the accounting acquirer. IFRS 3 provides that in identifying the acquiring entity, all pertinent facts and circumstances must be considered, including, but not limited to, the relative voting rights of the shareholders of the constituent companies in the combined company, significant minority voting interest, the composition of the board of directors and senior management of the combined company, the terms of the exchange of equity securities in the business combination, including the payment of any premium, and the relative size of each company. After careful consideration of all of the company-specific facts, the merger-related facts and the Business Combination Agreement, FMCTI and Technip determined that the factors were neutral to or supportive of the conclusion that Technip is considered the accounting acquirer. The factors that most notably support this determination are (i) the relative voting interest of Technip and FMCTI in the combined company whereby the Technip stockholders will have majority voting interest of approximately 51%, (ii) the minority voting interest and (iii) the relative size of FMCTI’s and Technip’s revenue, total assets, workforce and global footprint.

The unaudited pro forma condensed combined statements of income have been prepared to give effect to the Mergers as if they had been completed on January 1, 2015. The unaudited pro forma condensed combined statement of financial position has been prepared to give effect to the Mergers as if they had been completed on June 30, 2016.

The unaudited pro forma condensed combined financial statements are based on the historical consolidated financial position and results of operations of Technip and FMCTI. The unaudited pro forma condensed combined financial statements should be read in conjunction with the information contained in the sections entitled “The Mergers,” “Selected Historical Consolidated Financial Data For Technip,” “Selected Historical Consolidated Financial Data For FMCTI”, the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Technip” included in the Registration Statement and the historical consolidated financial statements and related notes appearing elsewhere, or incorporated within, this Information Document.

IFRS 3 requires that, for each business combination, one of the combining entities be identified as the acquirer, and the existence of a controlling financial interest be used to identify the acquirer in a business combination. In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, under certain circumstances, the acquirer for accounting purposes may not necessarily be the legal acquirer (i.e., the entity that issues its equity interest to effect the business combination). As discussed above, Technip was determined to be the acquirer for accounting purposes. As a result, the Mergers will be accounted for as an acquisition of FMCTI by Technip. Accordingly, FMCTI’s tangible and identifiable intangible assets acquired and liabilities assumed will be recorded at fair value at the date of completion of the Mergers, with the excess of the purchase consideration over the fair value of FMCTI’s net assets being recorded as goodwill. The Technip assets and liabilities together with Technip operations will continue to be recorded at their pre-combination historical carrying value for all periods presented (including pre-combination) in the consolidated financial statements of the combined company. After completion of the Mergers, the results of operations of both companies will be included in the consolidated financial statements of the combined company. Valuations of property, plant and equipment, and intangible and other assets acquired and liabilities assumed, along with assessments of favorable and unfavorable leases, are preliminary as management is still reviewing the existence, characteristics and assumptions related to FMCTI’s assets acquired and liabilities assumed. Estimates and assumptions are subject to change upon finalization of these preliminary valuations at the time of consummation of the Mergers. After consummation of the Mergers, the completion of the valuation work could result in significantly different depreciation and amortization expenses and classifications in the statement of financial position.

The unaudited pro forma condensed combined information, which has been produced for illustrative purposes only, by its nature addresses a hypothetical situation and therefore does not represent the combined company’s actual financial position or results. The pro forma statement of financial position and statement of income are compiled on the basis and assumptions set out in the notes below, reflect the acquisition method of accounting in accordance with IFRS 3 and in accordance with the accounting policies expected to be adopted by the combined company following completion of the Mergers. These pro forma financial statements have been prepared in accordance with Annex II to the Commission Regulation (EC) n°809/2004 of April

29, 2004 (as amended) (the “Prospectus Regulation”) and related ESMA recommendations on the consistent implementation of the Prospectus Regulation.

The combined company has elected to use the U.S. dollar as its presentation currency

The historical financial information of Technip are reported pursuant to IFRS and presented in Euro. As further explained in Note 6 below, the condensed consolidated financial statements used in the preparation of the pro forma financial statements reflect the change from Euro to U.S. dollar as the presentation currency performed using the exchange rates derived from the European Central Bank of 1.1102 as of June 30, 2016, and the average exchange rate of 1.1155 during the six months ended June 30, 2016 and 1.1097 for the twelve months ended December 31, 2015.

The historical financial information of FMCTI are reported pursuant to U.S. GAAP and presented in U.S. dollars. The condensed consolidated financial statements used in the preparation of the pro forma financial statements include adjustments and reclassifications to convert the statement of financial position and statement of income of FMCTI from U.S. GAAP to IFRS as issued by the IASB. Based on management’s analysis, no material differences exist between the statement of financial position and statements of income of FMCTI as converted to IFRS as issued by the IASB and IFRS as endorsed by the European Union.

The historical financial data has been adjusted to give pro forma effect to events that are (1) directly attributable to the Mergers and (2) factually supportable. The pro forma financial statements do not reflect any revenue enhancements, anticipated synergies or dis-synergies, operating efficiencies or cost savings that may be achieved. The fair value adjustments applied to the assets acquired and liabilities assumed reflected in the pro forma financial data is preliminary and is based on management’s estimates of the fair value and useful lives of the assets acquired and liabilities assumed. The pro forma financial statements do not include any fair value adjustments associated with the tangible fixed assets of FMCTI as management has preliminarily concluded that the historical carrying value of the assets approximates the current fair market value. The pro forma financial statements do not reflect any adjustments associated with the long-term debt of either Technip or FMCTI as management continues to assess the most appropriate capitalization structure of the combined company and any pro forma adjustment associated with the required or voluntary repayment of long-term debt or the new long-term funding arrangements would not be factually supportable at this time. However, pursuant to the terms of FMCTI’s revolving credit facility, upon a change in control event such as the Mergers, the lenders may take either or both of the following actions: (i) terminate the revolving credit facility and (ii) declare all outstanding amounts, including related interest, due and payable. As a result, a long-term to short-term reclassification adjustment of FMCTI’s commercial paper as committed credit under its revolving credit facility was made in the pro forma financial statements. Accordingly, the actual financial position and results of operations may differ from these pro forma amounts as additional information becomes available and as additional analyses are performed. The final valuations may result in material changes to the preliminary purchase accounting.

The fair value adjustments reflected as part of the pro forma adjustments are subject to modification depending on changes in interest rates, changes in share prices and the final fair value determination for assets acquired and liabilities assumed and as additional information becomes available and additional analyses are performed. The final purchase accounting will be determined after the Mergers are closed and after completion of thorough analyses to determine the fair value of FMCTI’s tangible and identifiable intangible assets acquired and liabilities assumed as of the date the Mergers are completed. Increases or decreases in the fair values of the net assets as compared with the information shown in the pro forma financial statements may change the amount of the total purchase consideration allocated to goodwill, if any, and other assets and liabilities and may impact the combined company statements of income due to adjustments in amortization of the adjusted assets or liabilities. Any changes to FMCTI’s equity, including results of operations from June 30, 2016 through the date the Mergers are completed, will also change the purchase accounting, which may include the recording of a lower or higher amount of goodwill. The final adjustments may be materially different from those presented in the pro forma financial statements presented in this Information Document.

The pro forma financial statements are not intended to represent or be indicative of the consolidated results of operations or financial position that would have been reported had the Mergers been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations or financial position of the combined company following the Mergers. The actual financial position and results of operations of the combined company following the Mergers may significantly differ from the pro forma financial statements reflected herein due to a variety of factors. The pro forma financial statements are based upon available information and certain assumptions that management believes are reasonable.

Pro Forma Condensed Combined Statements of Financial Position as of June 30, 2016 (unaudited)

(In millions of U.S. dollars, unless indicated)	Historical Technip in millions of euros	Historical Technip	Historical Adjusted FMC Technologies, Inc.	Purchase Accounting Adjustments	Notes	Other Adjustments	Notes	Pro Forma Condensed Combined
	(Note 4a)	(Note 4a)	(Note 4b)
Property, Plant and Equipment, Net	2,472.4	2,744.9	1,328.8	-		-		4,073.7
Goodwill		-	522.5	4,197.1	3, 4(f) 4(g)	3,848.2	4(h)	8,567.8
Intangible Assets, Net	3,567.2	3,960.3	230.8	1,039.2	4(c)	(3,848.2)	4(h)	1,382.1
Investments in Equity Affiliates	146.6	162.8	-	-		18.0	4(i)	180.8
Other Financial Assets	186.5	207.1	25.2	-		(18.1)	4(i)	214.2
Deferred Tax Assets	455.0	505.1	190.2	-		4.3	4(i)	699.6
Derivative Financial Instruments NCA	-	-	2.6	-		-		2.6
Available-for-Sale Financial Assets	33.5	37.2	-	-		-		37.2
Other Assets	-	-	161.4	-		-		161.4
Total Non-Current Assets	6,861.2	7,617.4	2,461.5	5,236.3		4.2		15,319.4
Inventories	408.6	453.6	750.7	-		0.3	4(i)	1,204.6
Construction Contracts – Amounts in Assets	647.8	719.2	665.7	-		-		1,384.9
Advances Paid to Suppliers	101.0	112.1	19.2	-		-		131.3
Derivative Financial Instruments CA	120.9	134.2	151.8	-		-		286.0
Trade Receivables	1,966.5	2,183.2	782.2	-		(36.5)	4(i)	2,928.9
Current Income Tax Receivables	271.8	301.8	48.1	-		21.0	4(g)	370.9
Other Current Receivables	634.2	704.1	284.2	-		10.3	4(i)	998.6
Cash and Cash Equivalents	2,808.3	3,117.8	1,075.0	-		13.8	4(i)	4,025.3
						(181.3)	4(j)
Total Current Assets	6,959.1	7,726.0	3,776.9	-		(172.4)		11,330.5
Assets Classified as Held for Sale	0.7	0.8	-	-		-		0.8
Total Assets	13,821.0	15,344.2	6,238.4	5,236.3		(168.2)		26,650.7

(In millions of U.S. dollars, unless indicated)	Historical Technip in millions of euros	Historical Technip	Historical Adjusted FMC Technologies, Inc.	Purchase Accounting Adjustments	Notes	Other Adjustments	Notes	Pro Forma Condensed Combined
	(Note 4a)	(Note 4a)	(Note 4b)
Share Capital / Common Stock	93.3	103.6	2.9	(2.9)	4(e), 4(f)	364.3	4(h)	467.9
Common Stock Held in Employee Benefit Trust, at Cost	-	-	(7.0)	7.0	4(e)	-		-
Share Premium	2,302.3	2,556.0	761.6	6,665.1	4(e), 4(f)	(364.3)	4(h)	9,618.4
Retained Earnings	2,256.0	2,504.6	4,331.6	(4,331.6)	4(e)	(40.1)	4(g)	2,464.5
Treasury Shares	(31.1)	(34.5)	(1,638.5)	1,638.5	4(e)	(181.3)	4(j)	(215.8)
Foreign Currency Translation Reserves	58.6	65.1	(480.0)	480.0	4(e)	-		65.1
Fair Value Reserves	(201.3)	(223.5)	(327.7)	327.7	4(e)	-		(223.5)
Net Income	237.7	263.9	17.1	(17.1)	4(e)	-		263.9
Total Equity Attributable to Shareholders of the Parent Company	4,715.5	5,235.2	2,660.0	4,766.7		(221.4)		12,440.5
Non-Controlling Interests	8.3	9.2	16.0	-		-		25.2
Total Equity	4,723.8	5,244.4	2,676.0	4,766.7		(221.4)		12,465.7
Non-Current Financial Debts	1,555.5	1,726.9	1,298.7	-		(501.7)	4(h)	2,523.9
Non-Current Provisions	216.2	240.0	231.1	-		-		471.1
Deferred Tax Liabilities	145.4	161.4	145.9	392.6	4(d)	0.4	4(i)	700.3
Derivative Financial Instruments NCL	-	-	7.0	-		-		7.0
Other Non-Current Liabilities	43.7	48.6	93.3	-		-		141.9
Total Non-Current Liabilities	1,960.8	2,176.9	1,776.0	392.6		(501.3)		3,844.2
Current Financial Debts	748.0	830.4	27.6	-		501.7	4(h)	1,359.7
Trade Payables	2,554.1	2,835.6	415.0	77.0	4(g)	61.1	4(g)	3,377.5
						(11.2)	4(i)
Advance Payments		-	456.9	-		636.3	4(h)	1,095.7
						2.5	4(i)
Construction Contracts – Amounts in Liabilities	815.9	905.8	145.1	-		-		1,050.9
Derivative Financial Instruments CL	280.2	311.1	216.5	-		-		527.6
Current Provisions	521.9	579.4	40.6	-		-		620.0
Current Income Tax Payables	331.7	368.3	41.0	-		-		409.3
Other Current Liabilities	1,884.6	2,092.3	443.7	-		(636.3)	4(h)	1,900.1
						0.4	4(i)
Total Current Liabilities	7,136.4	7,922.9	1,786.4	77.0		554.5		10,340.8
Total Liabilities	9,097.2	10,099.8	3,562.4	469.6		53.2		14,185.0
Liabilities Directly Associated with the Assets Classified as Held for Sale		-	-	-		-		-
Total Equity and Liabilities	13,821.0	15,344.2	6,238.4	5,236.3		(168.2)		26,650.7

See accompanying Notes to Pro forma Condensed Combined Financial Information.

Pro Forma Condensed Combined Statements of Income for the Year ended December 31, 2015 (unaudited)

(In millions of U.S. dollars, unless indicated)	Historical Technip in millions of euros	Historical Technip	Historical Adjusted FMC Technologies, Inc.	Purchase Accounting Adjustments and Other Adjustments	Notes	Pro Forma Condensed Combined	Notes
	(Note 5a)	(Note 5a)	(Note 5b)
Revenues	10,337.9	11,472.0	6,416.5	(23.0)	5(g)	17,865.5
Cost of Sales	(8,892.2)	(9,867.7)	(4,899,3)	(216.9)	5(c)	(14,979.4)
				4.5	5(g)
Gross Margin	1,445.7	1,604.3	1,517.2	(235.4)		2,886.1
Research and Development Costs	(86.1)	(95.5)	(135.3)	-		(230.8)
Selling Costs	(214.5)	(238.1)	(260.7)	(1.0)	5(g)	(499.8)
Administrative Costs	(403.9)	(448.2)	(373.4)	3.5	5(d)	(819.5)
				(1.4)	5(g)
Other Operating Income/(Expenses)	4.8	5.3	0.9	-		6.2
Operating Income/(Loss) from Recurring Activities	746.0	827.8	748.7	(234.3)		1,342.2
Share of Income/(Loss) of Equity Affiliates	54.6	60.6	(53.8)	18.8	5(g)	25.6
Operating Income from Recurring Activities after Income/(Loss) of Equity Affiliates	800.6	888.4	694.9	(215.5)		1,367.8
Income/(Charges) from Disposals of Activities	-	-	-	-		-
Income/(Charges) from Non-Current Activities	(469.8)	(521.3)	(112.2)	(174.2)	5(d)	(807.7)
Operating Income/(Loss)	330.8	367.1	582.7	(389.7)		560.1
Financial Income/(Expenses), net	(157.6)	(174.9)	(90.4)	-		(265.3)
Income/(Loss) before Tax	173.2	192.2	492.3	(389.7)		294.8
Income Tax Expense	(117.0)	(129.8)	(104.7)	105.5	5(d), 5(e)	(126.9)
				2.1	5(g)
Income/(Loss) from Continuing Operations	56.2	62.4	387.6	(282.1)		167.9
Net Income/(Loss) for the Year	56.2	62.4	387.6	(282.1)		167.9
Attributable to:
Shareholders of Technip/FMCTI, respectively	45.1	50.1	385.9	(282.1)		153.9
Non-Controlling Interests	11.1	12.3	1.7	-		14.0
Earnings per Shares Attributable to Technip/FMCTI, respectively
Basic	0.39	0.44	1.67			0.33
Diluted	0.39	0.44	1.67			0.32
Weighted Average Shares Outstanding to Technip/FMCTI, respectively
Basic	114.9	114.9	230.9			467.9	5(f)
Diluted	114.9	114.9	231.7			479.1	5(f)

See accompanying Notes to Pro forma Condensed Combined Financial Information.

Pro Forma Condensed Combined Statements of Income for the Six Months ended June 30, 2016 (unaudited)

(In millions of U.S. dollars, unless indicated)	Historical Technip in millions of euros	Historical Technip	Historical Adjusted FMC Technologies, Inc.	Purchase Accounting Adjustments and Other Adjustments	Notes	Pro Forma Condensed Combined	Notes
	(Note 5a)	(Note 5a)	(Note 5b)
Revenues	4,287.4	4,782.6	2,384.5	(22.1)	5(g)	7,145.0
Cost of Sales	(3,529.3)	(3,936.9)	(1,852.8)	(109.0)	5(c)	(5,889.9)
				8.8	5(g)
Gross Margin	758.1	845.7	531.7	(122.3)		1,255.1
Research and Development Costs	(41.1)	(45.9)	(66.2)	-		(112.1)
Selling Costs	(103.3)	(115.2)	(114.4)	(1.0)	5(g)	(230.6)
Administrative Costs	(157.6)	(175.8)	(209.7)	19.4	5(d)	(370.5)
				(4.4)	5(g)
Other Operating Income/(Expenses)	(1.9)	(2.1)	(1.1)	-		(3.2)
Operating Income/(Loss) from Recurring Activities	454.2	506.7	140.3	(108.3)		538.7
Share of Income/(Loss) of Equity Affiliates	13.2	14.7	(25.5)	16.9	5(g)	6.1
Operating Income from Recurring Activities after Income/(Loss) of Equity Affiliates	467.4	521.4	114.8	(91.4)		544.8
Income/(Charges) from Disposals of Activities	-	-	-	-		-
Income/(Charges) from Non-Current Activities	(104.3)	(116.3)	(51.6)	16.7	5(d)	(151.2)
Operating Income/(Loss)	363.1	405.1	63.2	(74.7)		393.6
Financial Income/(Expenses), net	(63.4)	(70.7)	(34.7)	-		(105.4)
Income/(Loss) before Tax	299.7	334.4	28.5	(74.7)		288.2
Income Tax Expense	(62.3)	(69.5)	(11.5)	32.4	5(d), 5(e)	(46.8)
				1.8	5(g)
Income/(Loss) from Continuing Operations	237.4	264.9	17.0	(40.5)		241.4
Net Income/(Loss) for the Year	237.4	264.9	17.0	(40.5)		241.4
Attributable to:
Shareholders of Technip/FMCTI, respectively	237.7	265.2	17.1	(40.5)		241.8
Non-Controlling Interests	(0.3)	(0.3)	(0.1)	-		(0.4)
Earnings per Shares Attributable to Technip/FMCTI, respectively
Basic	2.00	2.23	0.08			0.52
Diluted	1.97	2.20	0.07			0.52
Weighted Average Shares Outstanding to Technip/FMCTI, respectively
Basic	118.9	118.9	227.5			467.9	5(f)
Diluted	124.5	124.5	228.5			479.1	5(f)

See accompanying Notes to Pro forma Condensed Combined Financial Information.

5.1.1.	Notes to Unaudited Pro Forma Condensed Combined Financial Information

1.	Description of Mergers

On June 14, 2016, FMCTI, Technip and TechnipFMC entered into the Business Combination Agreement. The Business Combination Agreement provides for (i) the Technip Merger (the merger of Technip with and into TechnipFMC, with TechnipFMC surviving the merger), and immediately thereafter, (ii) the FMCTI Merger (the merger of a wholly owned indirect subsidiary of TechnipFMC, TechnipFMC US Merger Sub, LLC, with and into FMCTI, with FMCTI surviving as a wholly owned subsidiary of TechnipFMC), in each case subject to the terms and conditions of the Business Combination Agreement. At the Technip Merger Effective Time, Technip Shares, other than Technip Shares owned by Technip or its direct or indirect wholly owned subsidiaries, will be exchanged for 2.00 ordinary shares of TechnipFMC.

At the FMCTI Merger Effective Time, FMCTI excluded Shares will be converted into the right to receive 1.00 ordinary share of TechnipFMC. TechnipFMC will apply to list its shares to be issued in the Mergers on the NYSE and Euronext Paris. Based on the respective capitalization of Technip and FMCTI as of the date of execution of the MOU, following consummation of the Mergers, former Technip stockholders will own approximately 50.9% of TechnipFMC and former FMCTI stockholders will own approximately 49.1% of TechnipFMC, on a fully diluted basis. FMCTI and Technip have agreed that the corporate form of TechnipFMC will be changed to a public limited company prior to the Technip Merger Effective Time.

Consummation of the Mergers is subject to certain conditions, including approval by FMCTI stockholders and Technip stockholders. In addition, the proposed Mergers require certain regulatory approvals. The Mergers are expected to close in early 2017.

2.	Basis of Presentation

The pro forma condensed combined financial information are based on Technip’s and FMCTI’s historical consolidated financial statements as adjusted to give pro forma effect to the acquisition of FMCTI by Technip. The pro forma effects relate to events that are (i) directly attributable to the Mergers and (ii) factually supportable. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared by FMCTI and Technip management to illustrate the estimated effect of the Mergers and certain other adjustments. The final determination of the purchase consideration and purchase accounting will be based on the fair values of the FMCTI assets acquired and liabilities assumed at the date of the completion of the Mergers. The pro forma combined financial statements of income for the six months ended June 30, 2016 and the year ended December 31, 2015 give effect to the acquisition of FMCTI as if it had occurred on January 1, 2015. The pro forma combined statement of financial position as of June 30, 2016 gives effect to the acquisition of FMCTI as if it has occurred on June 30, 2016.

Technip’s condensed consolidated statement of financial position as of June 30, 2016 and condensed consolidated statement of income for the six months ended June 30, 2016, prepared in accordance with IFRS, are derived from Technip unaudited condensed consolidated financial statements as of June 30, 2016 and for the six months ended June 30, 2016. Technip’s consolidated statement of income for the year ended December 31, 2015 is derived from Technip’s annual consolidated financial statements as of December 31, 2015 included in this Information Document. FMCTI’s condensed consolidated statement of financial position as of June 30, 2016 and condensed consolidated statement of income for the six months ended June 30, 2016, prepared in accordance with U.S. GAAP, are derived from the unaudited condensed consolidated financial statements as of June 30, 2016 and for the six months ended June 30, 2016. FMCTI’s consolidated statement of income for the year ended December 31, 2015 is derived from FMCTI’s annual consolidated financial statements as of December 31, 2015 included in this Information Document.

Upon closing of the Mergers, the combined company will own 100% of Forsys Subsea, the 50/50 joint venture between FMCTI and Technip, which began its operations in June 2015. Pro forma adjustments have been reflected in the unaudited pro forma financial information to consolidate Forsys Subsea.

Subsequent to the effective date of the Mergers, any transactions occurring between Technip and FMCTI will be considered intercompany transactions and eliminated. Balances and transactions between Technip and FMCTI as of and for the periods presented are not significant; therefore no eliminations have been made in the pro forma financial statements.

On a preliminary basis, the intangible assets and goodwill recognized in the preliminary purchase price accounting have been considered as non-deductible for tax purposes. Accordingly, a deferred tax liability has been recognized at a rate of 35% on intangible assets acquired.

Significant Accounting Policies

The combined company will be a listed company, with the holding company of the Group incorporated in the United Kingdom, and whose shares will be admitted to trading on Euronext Paris. Therefore the pro forma financial information of the combined company should be prepared in accordance with IFRS as adopted by the European Union. The accounting policies of TechnipFMC under IFRS used, on a preliminary basis, in the preparation of the pro forma condensed combined financial information are those set forth in Technip’s annual financial statements for the fiscal years ended December 31, 2015, 2014 and 2013, included in this Information Document.

The accounting policies of FMCTI under U.S. GAAP as described in Note 1 to the historical consolidated financial statements included in this Information Document are similar in most material respects to IFRS, except for those discussed further in Note 7 below.

3.	Calculation of Purchase Consideration

FMCTI shareholders will receive TechnipFMC Shares as purchase consideration in connection with the Mergers as discussed above; however, because Technip is the accounting acquirer and FMCTI is the acquiree for accounting purposes, the pro forma financial statements reflect the estimated fair value of the equity to be issued, as represented by the market price of Technip Shares, to FMCTI stockholders. The total purchase consideration to be received by FMCTI stockholders will be based on the fair value of the equity deemed to be issued at the effective time of the Mergers. The preliminary purchase consideration below reflects the estimated fair value of equity issued, which is based on the October 7, 2016 closing price of Technip Shares of $64.44 per share. The amount of total purchase consideration below is not necessarily indicative of the actual consideration that will be transferred at the effective time of the Mergers to FMCTI stockholders.

The preliminary estimated purchase consideration and estimated fair value of FMCTI’s net assets acquired as if the Mergers closed on June 30, 2016 is presented as follows:

(In millions, except value per share data and FMCTI exchange ratio)
Total FMCTI shares subject to exchange as of June 30, 2016	230.5
FMCTI exchange ratio (i)	0.5
Shares of TechnipFMC to be issued (i)	115.2
Value per share of Technip as of October 7, 2016 (ii)	$ 64.44
Estimated purchase consideration	$ 7,426.7

(i)	As the calculation is deemed to reflect a share capital increase of the accounting acquirer, the FMCTI Exchange Ratio (1 share of TechnipFMC for 1 share of FMCTI as provided in the Business Combination Agreement) is adjusted by dividing the FMCTI Exchange Ratio by the Technip Exchange Ratio (2 shares of TechnipFMC for 1 share of Technip as provided in the Business Combination Agreement) i.e. 1⁄2 = 0.5 in order to reflect the number of shares of Technip that FMCTI stockholders would receive if Technip was to issue its own shares.

(ii)	Closing price of Technip’s common stock on Euronext Paris on October 7, 2016 in Euro converted at the Euro to U.S. dollar exchange rate of $1.1140 on October 7, 2016. At constant Euro to U.S. dollars exchange rate, a 1 euro increase/decrease in the closing price of Technip’s ordinary shares would result in a $128.4 million increase/decrease in goodwill.

Preliminary Purchase Accounting

Under the acquisition method of accounting, the FMCTI assets and liabilities will be recorded at fair value at the date of the completion of the Mergers and combined with the historical carrying amount of the assets and liabilities of Technip. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets as of June 30, 2016 and have been prepared by FMCTI and Technip management to illustrate the estimated effect of the Mergers. The pro forma condensed combined financial information does not include any fair value adjustments associated with tangible fixed assets and other current assets and liabilities of FMCTI as FMCTI and Technip management have preliminary concluded that these historical carrying values approximate their fair values as of June 30, 2016. The purchase accounting is dependent upon certain valuation and other studies that have not yet been completed. Accordingly, the preliminary purchase accounting is subject to further adjustments as additional information becomes available and as additional analyses and final valuations are conducted at and following the completion of the Mergers. The final valuations could differ materially from the preliminary fair valuations presented below and, as such, no assurance can be provided regarding the preliminary purchase accounting.

The following table summarizes the preliminary purchase accounting consideration to the identifiable assets acquired and liabilities assumed of FMCTI, with the excess of the purchase consideration issued over the fair value of FMCTI’s net assets recorded as goodwill:

(In millions)
Calculation of goodwill as per IFRS 3
Fair value of common shares deemed to be issued to FMCTI stockholders	$ 7,426.7
Recognized amounts of identifiable assets acquired and liabilities assumed:
Total assets acquired	6,238.4
Less: total liabilities assumed	(3,578.4)
Book value of net assets acquired as of June 30, 2016	2,660.0
Less: transaction costs to be incurred after June 30, 2016 by FMCTI	(77.0)
Less: write-off of pre-existing FMCTI goodwill	(522.5)
Less: write-off of pre-existing FMCTI intangible assets	(230.8)
Deferred tax write-off of pre-existing goodwill and intangible assets	51.9
Adjusted net book value of assets acquired	1,881.6
Identifiable intangible assets at fair value	1,270.0
Deferred tax impact of fair value adjustments	(444.5)
Goodwill as per IFRS 3	4,719.6

Purchase accounting adjustment reported in the pro forma statement of financial position
Goodwill as per IFRS 3	4,719.6
Less: pre-existing FMCTI goodwill	(522.5)
Net pro forma adjustment to the goodwill line item	$ 4,197.1

The pro forma condensed combined financial information does not include any fair value adjustments associated with the tangible fixed assets of FMCTI as FMCTI and Technip management have preliminarily concluded that the historical carrying value of the assets approximates the fair value as of June 30, 2016. FMCTI management will continue to assess the tangible fixed assets and the current economic environment through the closing date of the Mergers. The pro forma condensed combined financial information does not reflect any adjustments associated with the long-term debt of either Technip or FMCTI as management continues to assess the most appropriate capitalization structure of the combined company following the Mergers and any pro forma adjustment associated with the required or voluntary repayment of long-term debt or the new long-term funding arrangements would not be factually supportable at this time. As a result, no fair value adjustments were made to the FMCTI long-term debt. The actual purchase accounting at the Merger Effective Date may differ materially from these pro forma amounts as additional information becomes available and as additional analyses are performed.

4.	Notes to the unaudited Pro Forma Condensed Combined Statement of Financial Position

(a)	Represents the historical consolidated statement of financial position of Technip as of June 30, 2016 translated from Euro to U.S. dollars (see Note 6).

(b)	Represents the historical consolidated statement of financial position of FMCTI as of June 30, 2016 as adjusted and reclassified to conform to IFRS (see Note 7).

(c)	Represents the net adjustment to FMCTI intangible assets based on the estimated fair value of the intangible assets as discussed in Note 3. The net adjustment to intangible assets is calculated as follows:

(In millions of dollars, except estimated useful lives)	Estimated Useful Life	Amount
Identifiable intangible assets
Customer relationships	15	$ 500.0
Backlog	1.5	340.0
Acquired technology	10	150.0
Tradenames	20	280.0
Estimated fair value of identified intangible assets		1,270.0
Pre-existing FMCTI intangible assets		(230.8)
Net adjustment to intangible assets		$ 1,039.2

(d)	Represents the $444.5 million adjustment to deferred tax liabilities, on a preliminary basis, resulting from the pro forma fair value adjustments for intangible assets acquired utilizing the U.S. Federal statutory tax rate of 35% and the $51.9 million adjustment to eliminate deferred tax liabilities included in FMCTI’s historical statement of financial position related to goodwill and intangible assets associated with FMCTI’s pre-merger business combinations.

(e)	Represents adjustments to eliminate FMCTI historical equity accounts as FMCTI is the acquiree for accounting purposes.

(f)	Represents adjustments to record the fair value of equity consideration in TechnipFMC transferred to FMCTI stockholders to effect the Mergers.

(g)	Represents an estimate of the future costs of $138.1 million, comprised of $77.0 million to be incurred by FMCTI and $61.1 million to be incurred by Technip, and related tax effect for Technip’s portion, directly attributable to the Mergers, including advisory and legal fees that are recorded as an adjustment to the pro forma condensed combined statement of financial position as of June 30, 2016 and reflected as an expense in the pro forma statement of income for the year ended December 31, 2015.

(h)	Represents certain reclassifications of historical FMCTI and Technip financial statement line items to conform to the expected financial statement line items of the combined company following the Mergers, including:

•	Goodwill historically presented in Intangible Assets, Net has been reclassified to Goodwill;

•	Technip historical Share Capital has been eliminated and TechnipFMC Share Capital of $467.9 million as of June 30, 2016 has been recorded;

•	FMCTI commercial paper as committed credit under its revolving credit facility has been reclassified to Short-term debt and current portion of long-term debt. The reclassification assumes the revolving credit facility’s change in control provision was exercised as of June 30, 2016; and

•	Advance Payments historically included in Other Current Liabilities has been reclassified to Advance Payments.

(i)	Represents adjustments to consolidate Forsys Subsea, the 50/50 joint venture between FMCTI and Technip.

(j)	Represents the adjustment to anticipate the neutralization of the dilution created by the scrip dividend received by Technip’s stockholders in May 2016. The total number of shares issued was considered as repurchased through a share buy-back program for an amount of $181.3 million.

5.	Notes to the unaudited Pro forma Condensed Combined Statements of Income

(a)	Represents the historical consolidated statement of income for Technip for the year ended December 31, 2015, and the six months ended June 30, 2016 translated from Euro to U.S. dollars (see Note 6).

(b)	Represents the historical consolidated statement of income for FMCTI for the year ended December 31, 2015, and the six months ended June 30, 2016, as applicable (see Note 7).

(c)	Represents the adjustments to record amortization expense related to the increased basis of intangible assets to $1,270.0 million (see Note 4c), which have been recorded at estimated fair value on a pro forma basis and will be amortized over the estimated useful lives on a straight-line basis utilizing FMCTI’s useful life assumptions as provided for each class of intangible asset. The net adjustment to amortization expense is calculated as follows:

(In millions)	Estimated Fair Value	Fiscal Year Ended December 31, 2015	Six-months Ended June 30, 2016
Amortization of acquired finite-lived intangible assets	$ 1,270.0	$ 289.0	$ 144.5
Less: FMCTI historical amortization expense		(72.1)	(35.5)
Net adjustment to amortization expense		$ 216.9	$ 109.0

A 10% increase/decrease in the fair value attributable to identified intangible assets would result in an increase/decrease in annual amortization expense of approximately $28.9 million. FMCTI’s management believes that using a 10% threshold in the sensitivity analysis is the appropriate magnitude given the relative size of the respective adjustments compared to the pro forma total assets and would demonstrate a meaningful impact on the pro forma condensed combined statements of income.

(d)	Represents an estimate of the total costs of $174.2 million, comprised of $96.4 million to be incurred by FMCTI and $77.8 million to be incurred by Technip, and related tax effect for Technip’s portion, directly attributable to the Mergers, including advisory and legal fees that are recorded as an expense in the pro forma statement of income for the year ended December 31, 2015. This amount includes the $3.5 million that were expensed by FMCTI as of December 31, 2015. The expense will not have a continuing impact on the income statement of the combined company. An adjustment totaling $36.1 million has been reflected in the pro forma condensed combined statements of income for the six months ended June 30, 2016 to eliminate the costs that were expensed by FMCTI of $19.4 million and Technip of $16.7 million during that period as the total costs are presented in the pro forma condensed combined statement of income for the year ended December 31, 2015 as if fully incurred as of January 1, 2015.

(e)	Represents the tax effect of purchase accounting adjustments utilizing the U.S. Federal statutory tax rate of 35% on a preliminary basis and the tax impact of merger-related transaction costs in FMCTI’s and Technip’s pro forma condensed combined statements of income in accordance with their respective jurisdictions, as applicable.

(f)	Represents an adjustment to the weighted average shares outstanding for both Technip and FMCTI to illustrate the number of TechnipFMC Shares that are expected to be exchanged to consummate the Mergers. The pro forma number of shares outstanding represents the total number of TechnipFMC Shares exchanged assuming the Mergers were completed on June 30, 2016 for pro forma condensed combined statements of income purposes, calculated as follows:

(In millions, except per share data and Technip and FMCTI exchange ratio)
TechnipFMC Shares to be exchanged for Technip shares
Technip Basic Shares Outstanding—Basic (i)	118.7
Technip Exchange Ratio (ii)	2.0
TechnipFMC Shares to be exchanged for Technip shares—Basic	237.4
Technip Dilutive Shares Outstanding—Dilutive (iii)	5.6
Technip Exchange Ratio (ii)	2.0
TechnipFMC Shares to be exchanged for Technip shares—Dilutive	11.2
248.6
TechnipFMC Shares to be exchanged for FMCTI shares
FMCTI Shares outstanding	225.8
FMCTI Restricted Stock Units that will vest upon the closing of the mergers	4.7
Total FMCTI shares subject to exchange (iv)	230.5
FMCTI Exchange Ratio (v)	1.0
TechnipFMC Shares to be exchanged for FMCTI shares	230.5
TechnipFMC Shares to be exchanged for the year ended December 31, 2015—Basic (vi)	467.9
TechnipFMC Shares to be exchanged for the year ended December 31, 2015—Diluted (vi)	479.1
TechnipFMC Shares to be exchanged for the six months ended June 30, 2016—Basic	467.9
TechnipFMC Shares to be exchanged for the six months ended June 30, 2016—Diluted	479.1

(i)	Number of Technip Shares issued and outstanding excluding treasury shares as of June 30, 2016, which will be exchanged for TechnipFMC Shares.

(ii)	Per the Business Combination Agreement, each option to purchase or subscribe for Technip Shares granted under the employee and director stock plans of Technip, whether vested or unvested, that is outstanding immediately prior to the Technip Merger Effective Time shall cease to represent a right to acquire Technip Shares and shall be converted, at the time of the Technip Merger Effective Time, into a TechnipFMC Stock Option on the same terms and conditions as were applicable to such Technip Stock Option immediately prior to the acquisition date.

(iii)	Estimated number of dilutive Technip Shares based on the weighted average share calculation for the six months ended June 30, 2016

(iv)	Number of shares of FMCTI common stock issued and outstanding excluding treasury shares as of June 30, 2016, including FMCTI unvested restricted stock, which will be exchanged for TechnipFMC Shares.

(v)	Per the Business Combination Agreement, each option to purchase or subscribe for FMCTI Shares granted under the Amended and Restated FMCTI Incentive Compensation and Stock Plan, whether vested or unvested, that is outstanding immediately prior to the FMCTI Merger Effective Time shall cease to represent a right to acquire FMCTI Shares and shall be converted, at the FMCTI Merger Effective Time, into a TechnipFMC Stock Option on the same terms and conditions as were applicable to such FMCTI Stock Option immediately prior to the FMCTI Merger Effective Time. Each Vesting FMCTI Equity Right will immediately vest and be earned and payable pursuant to its terms immediately prior to the FMCTI Merger Effective Time. Each Unvested FMCTI Equity Right will no longer relate to or represent a right to receive FMCTI Shares and will be converted into a TechnipFMC Equity Right of the same type and on the same terms and conditions (including any minimum vesting and/or holding period with respect to the shares delivered upon the vesting of such awards) as were applicable to the corresponding Unvested FMCTI Equity Right immediately prior to the FMCTI Merger Effective Time.

(vi)	Basic and diluted shares outstanding excluding treasury shares for the six months ended June 30, 2016 were also utilized for the pro forma condensed combined statement of income for the year ended December 31, 2015 of the combined company.

(g)	Represents adjustments to consolidate Forsys Subsea, the 50/50 joint venture between FMCTI and Technip.

6.	Translation of Technip Historical Financial Statements into U.S. dollars

The pro forma condensed combined financial information is presented in U.S. dollars which will be the presentation currency of the combined entity. The historical financial information of Technip are reported pursuant to IFRS and presented in Euro. They have been translated from Euro to U.S. dollars by applying the exchange rate derived from the European Central Bank of 1.1102 as of June 30, 2016 to all statement of financial position items, and the average exchange rate of 1.1155 during the six months ended June 30, 2016 and 1.1097 for the twelve months ended December 31, 2015 to all statement of income items. For the purpose of the pro forma financial information, this translation does not reflect what the U.S. dollars balances and related foreign currency translation reserves of Technip would have been had Technip consolidated financial statements been prepared with the U.S. dollar as a presentation currency under IAS 21 – The effects of changes in foreign exchange rates.

7.	Adjustments to FMCTI Historical Financial Statements to Conform to IFRS

FMCTI’s historical audited consolidated financial statements and unaudited interim condensed financial statements have been prepared in accordance with U.S GAAP, which differs in certain material respects from IFRS. The pro forma condensed combined financial information includes statements of income of FMCTI from the historical audited consolidated financial statements as of and for the year ended December 31, 2015 and from the historical unaudited interim consolidated financial statements as of and for the six months ended June 30, 2016, prepared in accordance with U.S. GAAP. These statements of income for the year ended December 31, 2015 and for the six-months ended June 30, 2016 and the statement of financial position prepared as of June 30, 2016 prepared in accordance with U.S. GAAP have been adjusted to reflect FMCTI’s consolidated statements of income and statement of financial position on an IFRS basis. The reconciliation is as follows:

FMCTI Statement of Financial Position as of June 30, 2016 (unaudited)

(In millions of U.S. dollars)	Historical FMC Technologies, Inc.	U.S. GAAP to IFRS and Reclassification Adjustments	Notes	Historical Adjusted FMC Technologies, Inc.

Property, Plant and Equipment, Net	1,328.8	-		1,328.8
Goodwill	522.5	-		522.5
Intangible Assets, Net	230.8	-		230.8
Investments in Equity Affiliates		-		-
Investments	25.2	(25.2)	(d)	-
Other Financial Assets		25.2	(d)	25.2
Deferred Tax Assets	184.3	(0.4)	(b)	190.2
		6.3	(c)
Derivative Financial Instruments	2.6	-		2.6
Available-for-Sale Financial Assets		-		-
Other Assets	161.4	-		161.4
Total Non-Current Assets	2,455.6	5.9		2,461.5
Inventories	679.0	71.7	(a)	750.7
Construction Contracts – Amounts in Assets	665.7	-		665.7
Advances Paid to Suppliers		19.2	(d)	19.2
Derivative Financial Instruments CA	151.8	-		151.8
Trade Receivables	782.2	-		782.2
Current Income Tax Receivables	48.1	-		48.1
Prepaid Expenses	53.4	(53.4)	(d)	-
Other Current Receivables	250.0	53.4	(d)	284.2
		(19.2)	(d)
Cash and Cash Equivalents	1,075.0	-		1,075.0
Total Current Assets	3,705.2	71.7		3,776.9
Assets Classified as Held for Sale		-		-
Total Assets	6,160.8	77.6		6,238.4

(In millions of U.S. dollars)	Historical FMC Technologies, Inc.	U.S. GAAP to IFRS and Reclassification Adjustments	Notes	Historical Adjusted FMC Technologies, Inc.

Share Capital / Common Stock	2.9	-		2.9
Common Stock Held in Employee Benefit Trust, at Cost	(7.0)	-		(7.0)
Share Premium	761.6	-		761.6
Retained Earnings	4,271.7	44.6	(a)	4,331.6
		1.0	(b)
		36.3	(c)
		(22.0)	(d)
Treasury Shares	(1,638,5)	-		(1,638.5)
Accumulated Other Comprehensive Loss	(762.5)	762.5	(d)	-
Foreign Currency Translation Reserves		(480.0)	(d)	(480.0)
Fair Value Reserves		(282.5)	(d)	(327.7)
		(45.2)	(c)
Net Income		22.0	(d)	17.1
		0.6	(a)
		(0.1)	(b)
		(5.4)	(c)
Total Equity Attributable to Shareholders of the Parent Company	2,628.2	31.8		2,660.0
Non-Controlling Interests	16.0	-		16.0
Total Equity	2,644.2	31.8		2,676.0
Non-Current Financial Debts	1,298.7	-		1,298.7
Accrued Pension and Other Post-Retirement Benefits, less Current Portion	210.5	(210.5)	(d)	-
Non-Current Provisions		210.5	(d)	231.1
		20.6	(c)
Deferred Tax Liabilities	119.4	26.5	(a)	145.9
Derivative Financial Instruments	7.0	-		7.0
Other Non-Current Liabilities	93.3	-		93.3
Total Non-Current Liabilities	1,728.9	47.1		1,776.0
Current Financial Debts	27.6	-		27.6
Trade Payables	415.0	-		415.0
Advance payments	456.9	-		456.9
Construction Contracts – Amounts in Liabilities	146.4	(1.3)	(b)	145.1
Derivative Financial Instruments CL	216.5	-		216.5
Current Provisions		40.6	(d)	40.6
Current Income Tax Payables	41.0	-		41.0
Accrued Payroll	169.2	(169.2)	(d)	-
Other Current Liabilities	315.1	169.2	(d)	443.7
		(40.6)	(d)
Total Current Liabilities	1,787.7	(1.3)		1,786.4
Total Liabilities	3,516.6	45.8		3,562.4
Liabilities Directly Associated with the Assets Classified as Held for Sale		-		-
Total Equity and Liabilities	6,160.8	77.6		6,238.4

FMCTI Statement of Income for the Twelve Months Ended December 31, 2015 (unaudited)

(In millions of U.S. dollars)	Historical FMC Technologies, Inc.	U.S. GAAP to IFRS and Reclassification Adjustments	Notes	Historical Adjusted FMC Technologies, Inc.

Revenues	6,362.7	53.8	(d)	6,416.5
Cost of Sales	(4,894.8)	(4.4)	(a)	(4,899.3)
		(0.1)	(b)
Gross Margin	1,467.9	49.3		1,517.2
Research and Development Costs	(135.3)	-		(135.3)
Selling, General and Administrative Expenses	(628.3)	628.3	(d)	-
Selling Costs		(262.3)	(d)	(260.7)
		1.6	(b)
Administrative Costs		(366.0)	(d)	(373.4)
		(7.4)	(c)
Restructuring and Impairment Expense	(112.2)	112.2	(d)	-
Other Operating Income/(Expenses)	(57.2)	58.1	(d)	0.9
Operating Income/(Loss) from Recurring Activities	534.9	213.8		748.7
Share of Income/(Loss) of Equity Affiliates		(53.8)	(d)	(53.8)
Operating Income from Recurring Activities after Income/(Loss) of Equity Affiliates	534.9	160.0		694.9
Income/(Charges) from Disposals of Activities		-		-
Income/(Charges) from Non-Current Activities		(112.2)	(d)	(112.2)
Operating Income/(Loss)	534.9	47.8		582.7
Financial Income/(Expenses), net	(32.3)	(58.1)	(d)	(90.4)
Income/(Loss) before Tax	502.6	(10.3)		492.3
Income Tax Expense	(107.8)	1.6	(a)	(104.7)
		(0.5)	(a)
		2.0	(c)
Income/(Loss) from Continuing Operations	394.8	(7.2)		387.6
Net Income/(Loss) for the Year	394.8	(7.2)		387.6
Attributable to:
Shareholders of FMC Technologies, Inc.	393.1	(7.2)		385.9
Non-Controlling Interests	1.7	-		1.7

Earnings per share	1.70			1.67
Diluted earnings per share	1.70			1.67

FMCTI Statement of Income for the Six Months Ended June 30, 2016 (unaudited)

(In millions of U.S. dollars)	Historical FMC Technologies, Inc.	U.S. GAAP to IFRS and Reclassification Adjustments	Notes	Historical Adjusted FMC Technologies, Inc.

Revenues	2,359.0	25.5	(d)	2,384.5
Cost of Sales	(1,853.6)	1.0	(a)	(1,852.8)
		(0.2)	(b)
Gross Margin	505.4	26.3		531.7
Research and Development Costs	(66.2)	-		(66.2)
Selling, General and Administrative Expenses	(316.5)	316.5	(d)	-
Selling Costs		(114.5)	(d)	(114.4)
		0.1	(b)
Administrative Costs		(202.0)	(d)	(209.7)
		(7.7)	(c)
Restructuring and Impairment Expense	(51.6)	51.6	(d)	-
Other Operating Income/(Expenses)	(20.7)	19.6	(d)	(1.1)
Operating Income/(Loss) from Recurring Activities	50.4	89.9		140.3
Share of Income/(Loss) of Equity Affiliates		(25.5)	(d)	(25.5)
Operating Income from Recurring Activities after Income/(Loss) of Equity Affiliates	50.4	64.4		114.8
Income/(Charges) from Disposals of Activities		-		-
Income/(Charges) from Non-Current Activities		(51.6)	(d)	(51.6)
Operating Income/(Loss)	50.4	12.8		63.2
Financial Income/(Expenses), net	(15.1)	(19.6)	(d)	(34.7)
Income/(Loss) before Tax	35.3	(6.8)		28.5
Income Tax Expense	(13.4)	(0.4)	(a)	(11.5)
		2.3	(c)
Income/(Loss) from Continuing Operations	21.9	(4.9)		17.0
Net Income/(Loss) for the Year	21.9	(4.9)		17.0
Attributable to:
Shareholders of FMC Technologies, Inc.	22.0	(4.9)		17.1
Non-Controlling Interests	(0.1)	-		(0.1)

Earnings per share	0.10			0.08
Diluted earnings per share	0.10			0.07

(a)	LIFO Method of Inventory Accounting

Under U.S. GAAP, the last-in, first-out (LIFO) method is identified as one of the accepted methods for costing inventory. The LIFO method of inventory accounting measures cost of sales based on the costs of the last inventory units acquired or produced, and during inflationary periods, results in less income than would be the case if the first-in, first-out (FIFO) or weighted average cost methods were used.

Under IFRS, the LIFO method of inventory accounting is prohibited and the weighted average cost method is primarily utilized.

(b)	Contract Bid Costs

Under U.S. GAAP, costs incurred before contract signing ("bid costs") are expensed as incurred.

Under IFRS, bid costs are capitalized as contract assets and subsequently included in costs of ongoing contracts when the contract is obtained, when those costs can be separately identified and measured reliably and it is probable that the construction contract will be obtained. When the conditions described above are not met, bid costs are expensed as incurred and presented as selling costs on the income statement.

(c)	Employee Benefit Plans

1) Expected Rate of Return on Plan Assets

Under U.S. GAAP, the rate of return utilized for invested plan assets is calculated using the long-term rate of return on invested assets and the market related value of such assets (based on the fair value of the plan assets at the measurement date).

Under IFRS, a net interest expense (income) approach is utilized. This approach applies the discount rate used to determine the benefit obligation based on market information on the measurement date to the net defined benefit liability (asset) which is recognized as a component of defined benefit cost.

2) Actuarial Gains and Losses

Under U.S. GAAP, actuarial gains and losses may be deferred in other comprehensive income and subsequently amortized to net income through a corridor approach, which is the approach taken by FMCTI.

Under IFRS, actuarial gains and losses must be recognized in other comprehensive income. Actuarial gains and losses are not subsequently recognized in net income.

3) Prior Service Costs from Plan Amendments

Under U.S. GAAP, the recognition of prior service costs from plan amendments are initially deferred in other comprehensive income and subsequently recognized in net income over the average remaining service period of active employees.

Under IFRS, prior service costs are immediately recognized in net income.

(d)	Reclassification Adjustments

Statement of Financial Position Reclassifications -

-	Prepaid Expenses historically presented as a separate financial statement line item has been reclassified to Other Current Receivables.

-	Advances to suppliers historically presented in Other Current Receivables has been reclassified to Advances Paid to Suppliers.

-	Investments historically presented as a separate financial statement line item has been reclassified to Other Financial Assets.

-	Accrued Payroll historically presented as a separate financial statement line item has been reclassified to Other Current Liabilities.

-	Contingencies related to contracts historically presented within Other Current Liabilities has been reclassified to Current Provisions.

-	Litigation Provisions historically presented within Other Current Liabilities has been reclassified to Current Provisions.

-	Restructuring liabilities historically presented within Other Current Liabilities has been reclassified to Current Provisions.

-	Current liabilities related to pensions historically presented in Other Current Liabilities has been reclassified to Current Provisions.

-	Long-term liabilities related to pensions historically presented as a separate financial statement line item has been reclassified to Noncurrent Provisions.

-	Foreign Currency Translation Reserves and Fair Value Reserves historically presented in Accumulated Other Comprehensive Loss have been reclassified within equity to Foreign Currency Translation Reserves and Fair Value Reserves, respectively.

-	Net Income historically presented in Retained Earnings has been reclassified to Net Income.

Income statement Reclassifications -

-	Equity in earnings of affiliates historically presented in Revenue has been reclassified to Share of Income (Loss) of Equity Affiliates.

-	Selling Expense and Administrative Expense historically combined and presented in Selling, General and Administrative Expense has been reclassified to Selling Expense and Administrative Expense, respectively.

-	Restructuring and Impairment Expense historically presented as Restructuring and Impairment Expense has been reclassified to Income/(Charges) from Non-Current Activities.

-	Foreign currency remeasurement gains and losses historically presented in Other Income (Expense), Net has been reclassified to Financial Income (Expense), Net.

-	Net Interest Expense historically presented as a separate financial statement line item has been reclassified to Financial Income/(Expense), Net.

Section B – Report on the pro forma financial information

The report prepared by PricewaterhouseCoopers Audit, as independent accountant, on the pro forma financial information is attached as Annex 9 to this Information Document.

6.	BOARD PRACTICES, ADMINISTRATIVE, MANAGEMENT AND SUPERVISORY BODIES, SENIOR MANAGEMENT AND EMPLOYEES OF TECHNIPFMC

6.1.	Information on the control of TechnipFMC

Voting Rights of Stockholders

None of TechnipFMC’s stockholders will have different voting rights attached to the shares they hold in TechnipFMC.

Control of TechnipFMC following completion of the Mergers

As of October 24, 2016, TechnipFMC was not aware of any person or persons who directly or indirectly, jointly or severally, exercise or could exercise control over Technip or FMCTI or would exercise control over TechnipFMC following completion of the Mergers.

Arrangements which may result in a change of control

As of October 24, 2016, to TechnipFMC's knowledge, there is no agreement in effect that might subsequently lead to a change of control of TechnipFMC and it is not currently expected to conclude one by or before the date of the Admission.

6.2.	Information on Equity Interests

TechnipFMC will not hold prior to the consummation of the Mergers any equity interest in one or more subsidiaries except for wholly-owned entities which have not traded nor conducted any business activity since formation.

6.3.	Board of Directors and Management of TechnipFMC Following Completion of the Mergers

The parties determined that the Mergers would be carried out as a “merger of equals” whereby the combined company would implement a balanced governance structure between the executives and directors from each of FMCTI and Technip, as discussed below.

Prior to the Technip Merger Effective Time, the sole stockholder of TechnipFMC will adopt the TechnipFMC Articles, to take effect as of the Technip Merger Effective Time (or prior to such time if mutually agreed by the parties). The TechnipFMC Articles will remain in effect as of the FMCTI Merger Effective Time.

TechnipFMC is required to take all actions within its power as may be necessary to elect the directors appointed to the TechnipFMC board of directors pursuant to the terms of the Business Combination Agreement for the Initial Period (as defined below). No such actions have been taken at this time.

Board of Directors

During the Initial Period, the TechnipFMC board of directors will consist of 14 members and be composed as follows:

(i)	seven directors designated by Technip prior to closing, six of whom will qualify as an “independent director” under the applicable rules of the NYSE; and

(ii)	seven directors designated by FMCTI prior to closing, six of whom will qualify as an “independent director” under the applicable rules of the NYSE.

Pursuant to the terms of the Business Combination Agreement, immediately after closing of the Mergers, Thierry Pilenko, current Chairman and Chief Executive Officer of Technip, will serve as Executive Chairman of TechnipFMC board of directors and Douglas J. Pferdehirt, current President and Chief Executive Officer of FMCTI, will serve as the Chief Executive Officer and a director of TechnipFMC.

As of the date of this Information Document, neither Technip nor FMCTI has designated the other persons who will serve as directors of TechnipFMC.

The following table sets out information, as at the latest practicable date, relating to each of the members of the board of directors of TechnipFMC as designated by Technip or FMCTI respectively:

Name	Designated by	Position held in TechnipFMC	Current appointments outside the TechnipFMC group	Former appointments outside the TechnipFMC group in the past five years
Thierry Pilenko	Technip	Executive Chairman	-	Director of Hercules Offshore* (USA) Member of the Supervisory Board of Peugeot S.A.* Director of CGG* (formerly CGGV Veritas
Douglas J. Pferdehirt	FMCTI	Chief Executive Officer		Executive Vice President—Corporate Development & Communication for Schlumberger Limited (2011)

* Listed companies

To the knowledge of TechnipFMC, no close family relationship exists between the members of TechnipFMC’s board of directors.

Set out below are the business experience and principal business activities performed outside of TechnipFMC by the current members of the board directors, as well as the dates of their initial appointment as members of the board of directors of TechnipFMC.

Thierry Pilenko, age 59, has been appointed Executive Chairman of TechnipFMC board of directors with effect on the consummation of the Mergers. He is the former Chairman and Chief Executive Officer of Technip. Prior to joining Technip in 2007, Thierry Pilenko served as Chairman and Chief Executive Officer of Veritas DGC, a seismic services company based in Houston, Texas, during which he successfully managed Veritas DGC’s merger with Compagnie Générale de Géophysique. Before joining Veritas DCG, Mr. Pilenko served as President of Schlumberger GeoQuest in Houston, Texas and subsequently as Managing Director of SchlumbergerSema in Paris until 2004. Before that, Mr. Pilenko held various management and executive positions with Schlumberger since 1984, including several international positions in Europe, Africa, the Middle East and Asia Mr. Pilenko served on the board of directors of each of Hercules Offshore from 2006 to 2015, CGG Veritas from 2007 to 2010 and Peugeot SA from 2012 to 2014. Mr.Pilenko holds degrees from France’s Nancy School of Geology (1981) and the IFP School (1982).

Douglas J. Pferdehirt, age 52, has been appointed Chief Executive Officer of TechnipFMC. He is the former President and Chief Executive Officer of FMCTI. Prior to joining FMCTI in August 2012, Mr Pferdehirt worked for Schlumberger Limited for more than 26 years in a number of executive leadership positions including: Vice President of Communications and Investor Relations; President of North and South America Schlumberger; Vice President and General Manager of Schlumberger Oilfield Services for the U.S. Gulf of Mexico; and President of Schlumberger’s Reservoir Production Group. Mr Pferdehirt is on the board of directors of the American Heart Association.

Upon completion of the transactions contemplated by the Business Combination Agreement, the address of each director of TechnipFMC referred to above will be 1 St. Paul’s Churchyard, London EC4M 8AP, United Kingdom.

Management

Pursuant to the terms of the Business Combination Agreement, immediately after closing of the Mergers, Thierry Pilenko, current Chairman and Chief Executive Officer of Technip, will serve as Executive Chairman and Douglas J. Pferdehirt, current President and Chief Executive Officer of FMCTI, will serve as the Chief Executive Officer of TechnipFMC and the Executive Chairman and the Chief Operating Officer of TechnipFMC will be located in Paris, France, while the Chief Executive Officer and Chief Financial Officer will be located in Houston, Texas.

In addition, immediately after the closing, the following individuals will serve as officers of TechnipFMC:

-	Richard Alabaster, age 55, will serve as President Surface Technologies. Mr. Alabaster is currently Vice President of Surface Technologies at FMCTI. Prior to his appointment in 2015, Mr. Alabaster served in various leadership roles including: General Manager of Surface Integrated Services; General Manager of Fluid Control; President and General Manager of Loading Systems; and General Manager of Measurement Systems. Before joining FMCTI in 1992, Mr. Alabaster worked as a manager for Hydrox Corporation in New Zealand; a wireline engineer for Schlumberger in Indonesia and Australia; and a scientist for the New Zealand Department of Scientific and Industrial Research.

-	Bradley Beitler, age 63, will serve as Executive Vice President Technology and R&D. Mr. Beitler is currently Vice President of Technology at FMCTI, a position he has held since 2009. Previously, Mr. Beitler was Director of Technology for FMCTI, and in 2001, Mr. Beitler was appointed Director of Business Development, where he was responsible for strategy as well as mergers and acquisitions. Prior to his employment with FMCTI, Mr. Beitler spent 15 years in several management positions with VeteoGray (now GE).

-	Barry Glickman, age 48, will serve as President Subsea Services. Mr. Glickman is currently Vice President of Subsea Services at FMCTI. Prior to his appointment in 2015, Mr. Glickman served as General Manager of Western Region Subsea Systems and Vice President of Energy Infrastructure. Before joining FMCTI in 2012, Mr. Glickman held a number of senior-level leadership positions at General Electric (“GE”) and Dresser, including Integration Leader for the Wood Group Well Support acquisition by GE Oil and Gas, President for Dresser Flow Technologies, President for Dresser Waukesha, CEO for GE Jenbacher, and General Manager for GE Distributed Power. Prior to joining GE, Mr. Glickman was a consultant at McKinsey, where he specialized in strategy and operations for U.S. energy companies.

-	Hallvard Hasselknippe, age 56, will serve as President Subsea Projects. Mr. Hasselknippe joined Technip’s Executive Committee in January 2014 as Chief Operating Officer Subsea and has served as President Subsea of Technip since January 2014. In 2010, he was appointed Chief Operating Officer Subsea Asia-Pacific (one of the Technip Group’s seven Regions). Mr. Hasselknippe began his career within the Technip Group in 1996 at Coflexip Stena Offshore (which was acquired by Technip in 2001) as an engineering manager; in 2000, Mr. Hasselknippe became Sales and Business Development Manager; and, in 2005, Technip Managing Director in Norway. Before that, he held various positions in the hydrocarbon industry including stints at Norwegian Petroleum Consultants and Saga Petroleum. Mr. Hasselknippe graduated from the Norwegian University of Science and Technology in Trondheim, Norway.

-	Maryann Mannen, age 54, will serve as Executive Vice President and Chief Financial Officer. Ms. Mannen is currently Executive Vice President and Chief Financial Officer at FMCTI. Prior to her appointment in 2014, she was Senior Vice President and Chief Financial Officer and prior to that, served as FMCTI’s Deputy Chief Financial Officer and Treasurer. Ms. Mannen served as Vice President of Administration from 2007 to 2010, and before that, led multiple business units and functions. Before joining FMCTI in 1986, Ms. Mannen served as Finance Manager for Sheller-Globe Corporation. In 2014, Ms. Mannen was elected to Owen Corning’s board of directors.

-	Thierry Parmentier, age 52, will serve as Executive Vice President Human Resources. Mr. Parmentier has served as Technip Group Human Resources Director since June 2009. Prior to this appointment, Mr. Parmentier served as Senior Vice President International Staff Management since March 2008. Prior to joining Technip and over a twenty-year period, Mr. Parmentier held various senior human resources positions at Schlumberger, Atos Origin and Faurecia. Mr. Parmentier holds a Master’s degree in law from the University of Paris II.

-	Dianne Ralston, age 49, will serve as Executive Vice President and Chief Legal Officer. Ms. Ralston is currently Senior Vice President, General Counsel and Secretary at FMCTI. Ms. Ralston has more than 20 years of combined legal, compliance, and contractual experience in the oil and gas industry. Prior to joining FMCTI in 2015, Ms. Ralston served as Weatherford International’s Executive Vice President, General Counsel, and Corporate Secretary. She also worked at Schlumberger for more than 15 years holding various senior roles in its legal department, including Deputy General Counsel and Director of Compliance.

-	Mark Scott, age 62, will serve as Executive Vice President Quality, HSE/Security and Communications. Mr. Scott is currently Vice President of Administration at FMCTI. Mr. Scott joined FMCTI in 2010 after serving as Senior Vice President of Human Resources at Dresser. Prior to joining Dresser, Mr. Scott was Vice President of Human Resources at Saint-Gobain Corporation and CertainTeed Corporation. Prior to that, Mr. Scott held various senior human resources positions with FMC Corporation, Case Corporation, Nestle, and The Sherwin Williams Company. Prior to his career in Human Resources, Mr. Scott worked as a lawyer in private practice.

-	Nello Uccelletti, age 63, will serve as President Onshore/Offshore. Mr. Uccelletti joined Technip’s Executive Committee in January 2008 and has served as President Onshore/Offshore of Technip since January 2014. Prior to this appointment, Mr. Uccelletti served as Senior Vice President Onshore of Technip since July 2010. Mr. Uccelletti joined Technip in 1978 and has spent his entire career within the Technip Group in various positions, including Manager of Technip Italy’s Engineering Department and Middle East Business and Projects Units. In 2001, Mr. Uccelletti was given the responsibility of Technip Group’s Middle East Business and Project Units. From the end of 2005, Mr. Uccelletti was in charge of all Business Development Activities for Technip Italy including the Middle East, Southern and Eastern Europe, Russia and Central Asia and South America. Mr. Uccelletti was appointed Chief Executive Officer of Technip Italy in April 2007, and Senior Vice President, Region B in October 2007. Mr. Uccelletti received a degree in Electrical Engineering from the University of Naples.

-	Julian Waldron, age 52, will serve as Executive Vice President and Chief Operating Officer. Mr. Waldron has served as Technip Group Chief Financial Officer since October 2008. Prior to joining Technip, Mr. Waldron served as Chief Financial Officer of Thomson from 2001 to March 2008 and interim Chief Executive Officer of Thomson from March 2008 to August 2008. Prior to that, Mr. Waldron worked at UBS Warburg for 14 years. Mr. Waldron has been an Independent Non-Executive Director of Management Consulting Group (MCG) since 2008, and has been appointed as MCG’s Deputy Chairman. Mr. Waldron graduated from Cambridge University.

As of the date of this Information Document, to the FMCTI and Technip’s knowledge, there are no family relationships among the directors or officers.

During the last five years, no director or officer has:

-	been convicted for fraud;

-	been associated with any bankruptcy, receivership or liquidation while acting in the capacity of a senior manager, or a member of the administrative or supervisory body of any company;

-	been subject to any official public incrimination and/or sanction by statutory or regulatory authorities (including designated professional bodies); and

-	been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of any issuer or from acting in the management or conduct of the affairs of any issuer.

6.4.	Interest of the proposed directors and officers of TechnipFMC

TechnipFMC Shares

As at September 30, 2016, being the latest practicable date before the publication of this Information Document, the interests (including beneficial interests) of the proposed directors and officers of TechnipFMC (as well as their immediate families) in the share capital of Technip or FMCTI are set out below.

	Technip Shares	% of Technip share capital	FMCTI Shares	% of outstanding shares of FCMTI
Directors
Thierry Pilenko	238,500	0.19	-
Douglas J. Pferdehirt (1)	-		139,701	0.06
Officers
Richard Abalaster(2)			35,759	0.02
Bradley Beitler(3)			76,273	0.03
Barry Glickman			32,057	0.01
Hallvard Hasselknippe	8,500	0.01
Maryann Mannen(4)			131,873	0.06
Thierry Parmentier	40,600	0.03
Dianne Ralston			14,435	0.01
Mark Scott(5)			54,752	0.02
Nello Uccelletti	41.371	0.03
Julian Waldron	75,300	0.06

(1)	Excludes 30,304 shares held in a trust for the benefit of Mr. Pferdehirt’s children. Mr. Pferdehirt is not the trustee of the trust and does not have beneficial ownership of these securities.

(2)	Includes 4,807 shares held by the FMCTI International Savings Plan for the account of Mr. Alabaster

(3)	Includes estimated 18,468 shares held by FMCTI Savings and Investment Plan and the FMCTI Non-Qualified Savings and Investment Plan for the account of Mr. Beitler

(4)	Includes estimated 23,049 shares held by FMCTI Savings and Investment Plan and the FMCTI Non-Qualified Savings and Investment Plan for the account of Ms. Mannen

(5)	Includes estimated 4,997 shares held by FMCTI Savings and Investment Plan for the account of Mr. Scott

Equity Awards

In addition to the interests disclosed in the section entitled “Interest of the current and proposed directors and officers of TechnipFMC” above, the current directors, proposed directors and officers hold certain options, rights and awards that will or may entitle them to have TechnipFMC Shares issued to them.

Treatment of Technip Equity Awards

Please refer to the section entitled “Consequences of the Technip Merger for Beneficiaries of Technip’s Stock Options and Technip’s Equity Rights” of this Information Document.

Treatment of FMCTI Equity Awards

Restricted Stock Units. Each award of restricted stock units or performance restricted stock units relating to FMCTI Shares that is outstanding immediately prior to the FMCTI Merger Effective Time and that would vest and/or become payable pursuant to its terms at the FMCTI Merger Effective Time (each such award, a “Vesting FMCTI Equity Right”) will immediately vest and be earned and/or payable pursuant to its terms immediately prior to the FMCTI Merger Effective Time. Any Vesting FMCTI Equity Rights subject to performance-based vesting conditions for which the performance period has not ended will be deemed to vest at target level. The holder of any such Vesting FMCTI Equity Right will receive FMCTI Shares in complete settlement thereof immediately prior to the FMCTI Effective Time. The FMCTI Shares received upon settlement of such vested FMCTI equity right will be treated in a manner consistent with all other FMCTI Shares.

Each award of restricted stock units relating to FMCTI Shares that is outstanding immediately prior to the FMCTI Merger Effective Time and that is not a Vesting FMCTI Equity Right (each such award, an “Unvested FMCTI Equity Right” and, collectively with the Vesting FMCTI Equity Rights, the “FMCTI Equity Rights”) will be converted, at the FMCTI Merger Effective Time, into a right relating to, or a right to receive, TechnipFMC Shares (a “TechnipFMC Equity Right”) of the same type and on the same terms and conditions (including any minimum vesting and/or holding period with respect to the shares delivered upon the vesting of such awards) as were applicable to the corresponding Unvested FMCTI Equity Right immediately prior to the FMCTI Merger Effective Time. The number of TechnipFMC Shares covered by each such TechnipFMC Equity Right will be equal to the number of FMCTI Shares subject to the Unvested FMCTI Equity Right immediately prior to the FMCTI Effective Time. Any minimum holding period that may be applicable to the FMCTI Shares delivered upon the vesting of the Unvested FMCTI Equity Rights prior to the FMCTI Merger Effective Time will continue for the same duration with respect to the TechnipFMC Shares for which such FMCTI Shares are exchanged, to the extent required by applicable law.

If any Unvested FMCTI Equity Right or unvested stock option to purchase FMCTI Shares (an “FMCTI Stock Option” and, collectively with the Unvested FMCTI Equity Rights, the “Unvested FMCTI Stock Awards”) is, immediately prior to the FMCTI Merger Effective Time, subject to any performance-based vesting or other performance conditions, the FMCTI board of directors, or an applicable committee thereof, may, prior to the FMCTI Merger Effective Time and in consultation with Technip, make such equitable adjustments, if any, to the applicable performance goals or conditions relating to such Unvested FMCTI Stock Awards, as the FMCTI board of directors (or such committee, as applicable) may determine to be necessary or appropriate as a result of the consummation of the Mergers; provided, that Technip’s consent is required for any such adjustments that would reasonably be expected to (i) result in material taxes (including social charges) being imposed on FMCTI and its subsidiaries, taken as a whole, (ii) accelerate the delivery of unrestricted FMCTI Shares, if such acceleration would be prohibited by applicable law or (iii) adversely impact the ability of counsel for either of FMCTI or Technip to render the Tax Opinions. Any such adjustments will be made subject to and in accordance with the terms and conditions of the applicable FMCTI stock plan and the Unvested FMCTI Stock Award agreements and will take effect upon and be subject to the consummation of the Mergers.

Stock Options. As of September 30, 2016, there are no outstanding FMCTI Stock Options. If at the FMCTI Merger Effective Time there are outstanding FMCTI Stock Options then each such FMCTI Stock Option will be converted into a stock option to purchase TechnipFMC Shares (a “TechnipFMC Stock Option”) on a one-to-one basis and on the same terms and conditions as were applicable to such FMCTI Stock Option immediately prior to the FMCTI Merger Effective Time.

Interests of Technip Designated Directors and Certain Officers in the Mergers

The individuals designated by Technip to serve on the TechnipFMC board of directors and certain officers of Technip who are currently anticipated to serve as executive directors of TechnipFMC after the closing have interests in the Mergers that are different from, or in addition to, the interests of FMCTI and Technip stockholders generally. The Technip board of directors was aware of these potentially differing interests and considered them, among other matters, in reaching its decision to adopt the Business Combination Agreement and approve the Mergers. In addition, one member of the Technip board of directors, C. Maury Devine, recused herself from the deliberations concerning the Mergers and vote to approve the Business Combination Agreement due to a potential conflict of interest stemming from the fact that Ms. Devine served on both the FMCTI board of directors and the Technip board of directors.

These interests may include, but are not limited to:

-	the continued engagement and/or employment, as applicable, of certain board members and officers of Technip, including positions as directors on the board of directors of TechnipFMC or as executive officers of TechnipFMC, as described in the section entitled “—Board of Directors” of this Information Document;

-	participation in an “article 39” defined benefit retirement scheme maintained by TechnipFMC with benefits that are substantially equivalent in the aggregate to those provided under the “article 39” scheme maintained by Technip;

-	arrangements that provide for enhanced severance for certain officers of Technip who are currently anticipated to serve as executive officers of TechnipFMC after the closing upon a qualifying termination of employment in connection with a change of control of Technip, as described below in “—Technip Change of Control Arrangements”; and

-	the treatment in the Mergers of equity awards and stock options, as described in the section entitled “Consequences of the Technip Merger for Beneficiaries of Technip’s Stock Options and Technip’s Equity Rights” of this Information Document.

Additionally, Technip retains the discretion to: (i) grant Technip executives and directors the right to receive a reimbursement for the excise tax under Section 4985 of the U.S. IRC that may be applicable and imposed as a result of the closing of the Mergers (although such excise tax is not expected to apply); (ii) in accordance with the terms and conditions approved by the stockholders of Technip at its 2016 combined general meeting, grant eligible Technip employees equity awards from the 2016 stockholder approved share pool with respect to up to 1% of the share capital of Technip in the aggregate, which may vest on a double-trigger basis and will not vest on a single-trigger basis; and (iii) make adjustments to the vesting and payment terms and performance conditions applicable to any outstanding variable cash incentive awards.

Pursuant to a pre-existing contractual commitment, Technip may satisfy its obligation thereunder to grant Thierry Pilenko an equity award with respect to Technip Shares (or, if Technip does not grant such award prior to the closing of the Mergers, with respect to TechnipFMC Shares) with an aggregate value equal to 150% of his current annual base salary. This award may vest on a double-trigger basis and will not vest on a single-trigger basis.

In connection with the renewal of Mr. Pilenko’s term of office as Chairman and Chief Executive Officer of Technip on April 23, 2015 and with the recommendation of the nominations and remunerations committee, Technip’s board of directors approved a global non-compete agreement with Mr. Pilenko for a 24-month period pursuant to which Mr. Pilenko could receive an amount equal to two years of gross annual compensation, determined on the basis of the average of his gross annual compensation over the previous three years, to be paid on a monthly basis during the non-compete period. See Note 28 (Related Parties Disclosures) to Technip’s audited consolidated financial statements as of and for the years ended December 31, 2015, 2014 and 2013, which are included in this Information Document.

Interests of FMCTI Designated Directors and Certain Officers in the Mergers

FMCTI’s executive officers and directors have interests in the FMCTI Merger that are different from, or in addition to, the interests of FMCTI stockholders generally. The FMCTI board of directors was aware of these potentially differing interests and considered them, among other matters, in reaching its decision to adopt the Business Combination Agreement, approve the

Mergers and to recommend that you vote in favor of the Merger Proposal. Two members of the FMCTI board of directors, C. Maury Devine and Peter Oosterveer, recused themselves from the relevant deliberations concerning the Mergers and the vote to approve the Business Combination Agreement due to potential conflicts of interest. Ms. Devine served on both the FMCTI board of directors and the Technip board of directors, and Mr. Oosterveer serves as Chief Operating Officer for a direct competitor of Technip. Ms. Devine tendered her resignation as a member of the FMCTI board of directors, effective upon execution of the MOU, in order to avoid her continued inability to fully participate as a member of both boards of directors during the remainder of the transaction process in connection with the Mergers.

These interests are described in more detail below, and certain of them are quantified in the narrative and the table included under the section entitled “—Golden Parachute Compensation” of this Information Document.

These interests may include, but are not limited to:

-	the continued engagement and/or employment, as applicable, of certain board members and executive officers of FMCTI;

-	the continued positions of certain directors of FMCTI as directors on the board of directors of TechnipFMC;

-	agreements that provide for enhanced severance for certain executive officers of FMCTI upon a qualifying termination of employment in connection with a change in control of FMCTI, and the extension of the term of such agreements for a period of one year from the current applicable expiration date;

-	the payment of compensation previously deferred by certain directors and the indemnification of former FMCTI directors and executive officers by TechnipFMC; and

-	the treatment in the Mergers of equity awards and stock options held by FMCTI directors and executive officers, including the accelerated vesting of certain awards.

Additionally, FMCTI retains the discretion up to closing to grant: (i) executives and directors the right to receive a reimbursement for the excise tax under Section 4985 of the Code that may be applicable and imposed as a result of the closing of the Mergers (although such excise tax is not expected to apply) and (ii) equity awards with respect to up to 90,000 FMCTI Shares to Mr. Pferdehirt in connection with his promotion to President and Chief Executive Officer of FMCTI, which may vest on a “double-trigger” basis (i.e., on a qualifying termination of employment following a change in control of FMCTI) and will not vest on a “single-trigger” basis (i.e., immediately upon a change in control of FMCTI).

Technip Change of Control Arrangements

On February 24, 2016, Technip entered into change of control arrangements with certain members of its executive committee, including the following individuals who are currently anticipated to serve as executive officers of TechnipFMC following the closing: Julian Waldron, Hallvard Hasselknippe, Nello Uccelletti and Thierry Parmentier. Pursuant to these agreements, in the event an executive terminates his employment contract within 18 months following a “change of control” (as described below), then, except as set forth below, the executive will be entitled to receive a severance allowance equal to the greater of (i) an amount equal to 24 months of the executive’s latest annual “gross remuneration” paid during the 12 months preceding the termination (i.e. the executive’s annual gross base salary and latest variable pay effectively paid or due to be paid) and (ii) an amount calculated in accordance with applicable law or any applicable collective bargaining agreement.

An executive will not be entitled to the severance allowance if (a) following the change of control, the executive is offered employment on terms and conditions at least equal to the executive’s current employment contract, with a position that has at least equal duties as those the executive has prior to the change of control, as confirmed by the executive, and that does not require the executive to move to a foreign country, (b) the executive’s employment is terminated for gross misconduct or negligence or (c) the executive retires within 24 months following the change of control.

For purposes of these arrangements, a “change of control” is defined as (i) any change in the Technip ownership occurring when any person or company, directly or indirectly, becomes the beneficial owner of more than 50% of the voting shares of Technip, (ii) any person or company, directly or indirectly, has a majority representation on the board of directors of Technip, (iii) any direct or indirect sale or transfer of substantially all of the assets of Technip, (iv) a competent regulatory body determines that there has been a change of control according to its regulations or (v) any situation where the board of directors of Technip determines that a change of control has occurred, irrespective of the occurrence of any other of the foregoing described events. The Technip board of directors has acknowledged that the Mergers constitute a “change of control” for purposes of these arrangements.

FMCTI Change of Control Arrangements

FMCTI previously entered into executive severance agreements with each of its executive officers, other than Messrs. Alabaster and Bhatia (collectively, the “Executive Severance Agreements”). Pursuant to the Executive Severance Agreements, in the event of a qualifying termination of the executive’s employment within the 24-month period after a “change in control” of FMCTI (as defined in the Executive Severance Agreements, and which includes the FMCTI Merger) the FMCTI executive officers will be entitled to the following payments and benefits:

•	a multiple of his or her (i) highest rate of annual base salary at any time (up to and including the date of termination) and (ii) highest annual target non-equity incentive bonus for any plan year (up to and including the plan year in which the termination of employment occurs) (with respect to Messrs. Gremp, Pferdehirt and Halvorsen and Ms. Mannen such multiple is three; with respect to Messrs. Glickman, Nutt and Scott and Ms. Ralston such multiple is two and with respect to Mr. Beitler such multiple is one);

•	a pro-rated payment equal to the amount of the executive’s annual target non-equity incentive bonus for the year during which the termination of employment occurs;

•	accrued but unpaid base salary and accrued but unused paid time off (“PTO”) pay;

•	elimination of ownership and retention guidelines;

•	awards granted under the FMCTI Incentive Compensation and Stock Plan and any other incentive arrangements will be treated pursuant to the terms of the applicable plan;

•	additional years of age and service credit for purposes of benefit determination in the U.S. Non-Qualified retirement plans or the Norwegian Pension Program; as applicable (with respect to Messrs. Gremp, Pferdehirt and Halvorsen and Ms. Mannen such multiple is three; with respect to Messrs. Glickman, Nutt and Scott and Ms. Ralston such multiple is two; and with respect to Mr. Beitler such multiple is one);

•	continued health care, life, accidental death and dismemberment insurance and long-term disability insurance coverage for 18 months (except for Mr. Beitler, whose coverage is for 12 months) for the executive and the executive’s spouse and dependents, at the same premium cost and at the same coverage level as in effect as of the date of the change in control, in each case, provided the executive continues to pay employee premiums for such insurance coverage then in effect;

•	reimbursement for the reasonable costs of all outplacement services obtained by the executive within 18 months of the termination date (limited to the lesser of 15% of the executive’s base salary as of the date of termination and $50,000); and

•	reimbursement for legal fees and other litigation costs incurred in good faith by an executive officer as a result of FMCTI’s refusal to provide severance benefits under the Executive Severance Agreement, contesting the validity, enforceability or interpretation of the agreement or as a result of any conflict between the parties pertaining to the agreement.

The cash severance payment is required to be paid in a single lump sum payment no later than 30 days after the date of termination.

Executive officers are not obligated to seek other employment to mitigate the amounts payable under the executive severance agreements, and their subsequent re-employment will not impact FMCTI’s obligation to make the severance payments provided for under his or her Executive Severance Agreement.

Executive officers receiving severance benefits under the Executive Severance Agreements are not entitled to receive additional severance benefits under FMCTI’s general executive severance plan.

For purposes of the Executive Severance Agreements, a “qualifying termination” includes (a) an involuntary termination of the executive officer’s employment by FMCTI for reasons other than “cause,” disability or death within 24 months after the change in control, (b) a voluntary termination by the executive officer for “good reason” within 24 months after the change in control or (c) a breach by FMCTI or any successor of any provision in the Executive Severance Agreement.

Under the Executive Severance Agreements, an executive officer will be considered terminated for “cause” for:

•	a willful and continued failure to substantially perform his or her employment duties in any material respect (other than any such failure resulting from physical or mental incapacity or occurring after the executive officer has provided notification to FMCTI of a voluntary termination for a “good reason”) after proper written demand has been provided to the executive officer and the executive officer fails to resume substantial performance of his or her duties on a continuous basis within 30 days of receipt of such demand;

•	willfully engaging in conduct which is demonstrably and materially injurious to FMCTI or any of its affiliates; or a conviction for, or pleading guilty or not contesting, a felony charge under federal or state law.

•	An executive officer’s voluntary termination will be considered to be for “good reason” for purposes of the Executive Severance Agreements if, without the executive officer’s express written consent, any one or more of the following events occurs:

•	assignment to duties materially inconsistent with the executive officer’s authorities, duties, responsibilities and status (including, without limitation, offices, titles and reporting requirements) as FMCTI’s employee (including, without limitation, any material adverse change in duties or status as a result of FMCTI’s stock ceasing to be publicly traded or due to FMCTI becoming a subsidiary of another entity, or any material adverse change in the executive’s reporting relationship, such as the chairman or chief executive officer ceasing to report to the board of directors of a publicly traded company), or a reduction or alteration in the nature or status of the executive officer’s authorities, duties or responsibilities from the greatest of those in effect: (i) on the effective date of the Executive Severance Agreement; (ii) during the fiscal year immediately preceding the year of the change in control; and (iii) on the date immediately preceding the change in control;

•	requiring the executive officer to be based at a location which is at least 100 miles further from the executive’s then current primary residence than is such residence from the office where the executive is located at the time of the change in control, except for required business travel to an extent substantially consistent with the executive officer’s business obligations as of the effective date of such executive’s Executive Severance Agreement or as the same may have been subsequently changed prior to a change in control;

•	a material reduction of the executive officer’s base salary as in effect on the effective date of the Executive Severance Agreement or as the same may have been subsequently increased;

•	a material reduction in the executive officer’s level of participation in any FMCTI short-term and/or long-term incentive compensation plans, employee benefit or retirement plans, policies, practices, or arrangements in which the executive officer participates from the greatest of the levels in place: (i) on the effective date of the Executive Severance Agreement; (ii) during the fiscal year immediately preceding the fiscal year of the change in control; and (iii) on the date immediately preceding the date of the change in control;

•	FMCTI’s failure to obtain a satisfactory agreement from any successor to assume its obligations under the Executive Severance Agreement; or

•	any termination of the executive officer’s employment that is not effected pursuant to a written notice of termination satisfying the requirements for such a notice under the Executive Severance Agreement.

The existence of “good reason” for a voluntary termination is not affected by an executive officer’s temporary incapacity due to physical or mental illness not constituting a disability. The executive officer’s continued employment does not constitute a waiver of the executive’s rights with respect to any circumstance constituting “good reason.” However, “good reason” will exist only if the executive provides FMCTI with timely notice of the circumstances constituting “good reason,” FMCTI fails to cure such circumstances in a timely manner after receiving such notice and the executive thereafter separates from employment with FMCTI no later than 24 months after the original occurrence of the “good reason” event.

Based on compensation levels as of June 30, 2016, the table below sets forth the estimated value of severance payments and benefits (excluding the value attributable to accelerated vesting of outstanding FMCTI Equity Rights, which is described above) to which the FMCTI executive officers (other than Messrs. Alabaster and Bhatia) would be entitled under the Executive

Severance Agreements on a termination of his or her employment by FMCTI without “cause” or resignation for “good reason” within the 24-month period following the FMCTI Merger Effective Time. The amounts set forth below are only estimates of the amounts that would be paid out to each such executive officer in the event of such a termination of employment. The actual amounts that would be paid can only be determined at the time of such executive officer’s actual termination of employment.

Executive Officers:	Estimated Severance Payments
John T. Gremp	$8,627,150
Maryann T. Mannen	$5,596,565
Douglas J. Pferdehirt	$5,245,582
Tore Halvorsen	$2,642,120
Dianne B. Ralston	$2,235,781
Bradley D. Beitler	$807,509
Barry Glickman	$1,973,494
Jay A. Nutt	$1,713,632
Mark J. Scott	$1,509,927

The assumptions used to calculate the present value of additional retirement benefits are as follows:

•	Value is calculated using November 2015 30-year Treasury rate (3.03%) and 417e2016 mortality for Ms. Mannen, Mr. Beitler and Mr. Nutt which reflect the plan’s lump sum assumptions. For Mr. Gremp, the present value of 5 year certain annuity only payments is calculated using the June 30, 2016 FASB ASC Topic 715 assumptions which include a 3.8% interest.

•	Value reflects immediate payout with early retirement reductions for Ms. Mannen and Mr. Nutt after reflecting additional years of age credit and unreduced retirement for Mr. Gremp and Mr. Beitler.

•	For Mr. Halvorsen, the value is calculated using the present value of the additional benefits calculated as amount payable at the first unreduced age using June 30, 2016 FASB ASC Topic 715 assumptions (2.3% discount rate, K2013FT mortality, 0.1% pension increase rate).

•	For Mr. Pferdehirt, Ms. Ralston, Mr. Glickman and Mr. Scott, the retirement benefits value represents the additional years of vesting service credit in the U.S. savings plans.

The cash amounts payable to Mr. Halvorsen under the Estimated Severance payments are paid in Norwegian Kroner. The amount was converted to U.S. dollars using a conversion rate derived from an average of the Norwegian Kroner to U.S. dollar exchange rates on the last working day of each month for the 12-month period ending June 30, 2016. The same conversion rate is applied to all non-equity amounts and is 0.1182799.

Director Deferred Compensation

Pursuant to the terms of the directors deferred compensation plan, all amounts deferred will pay out upon the FMCTI Merger Effective Time. The following directors would receive the following amounts based on their deferred compensation accounts as of June 30, 2016 (including any 2016 awards that are subject to vesting and included in the FMCTI Equity Rights Awards table above) and based on a $27.14 per share price, which is the average closing price of FMCTI Shares on the NYSE over the first five business days following the date on which the Mergers were first publicly announced:

Non-Employee Directors:	Amount
Clarence P. Cazalot, Jr.	$ 285,121
Eleazar de Carvalho Filho	$ 512,506
Claire S. Farley	$1,479,592
Thomas M. Hamilton	$4,610,536
Peter Mellbye	$ 573,634
Joseph H. Netherland	$1,150,130
Peter Oosterveer	$ 464,217
Richard A. Pattarozzi	$3,364,789
Kay G. Priestly	$ 355,288
James M. Ringler	$3,922,330

Golden Parachute Compensation

This section sets forth the information regarding the compensation of each of FMCTI’s five current named executive officers that is based on or otherwise relates to the Mergers and that will or may become payable to the named executive officers at the FMCTI Merger Effective Time or on a qualifying termination of employment on or following the FMCTI Merger Effective Time. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the FMCTI Merger-related compensation payable to FMCTI’s named executive officers.

The terms of the applicable award agreements provide for vesting of outstanding FMCTI Equity Rights held by FMCTI’s named executive officers at the FMCTI Merger Effective Time as described in greater detail in the section entitled “Treatment of FMCTI Equity Awards”.

Each of FMCTI’s named executive officers is also entitled to certain payments and benefits pursuant to the Executive Severance Agreements, as described in the section entitled “Executive Severance Agreements”.

The amounts set forth in the table below assume the following:

•	the FMCTI Merger Effective Time occurred on June 30, 2016;

•	FMCTI’s named executive officers were terminated without “cause” or resigned for “good reason” immediately following the FMCTI Merger Effective Time on June 30, 2016; and

•	the FMCTI trading price is $27.14, which is the average closing price of FMCTI Shares on the NYSE over the first five business days following the date on which the Mergers were first publicly announced.

The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Information Document, and do not reflect compensation actions that may occur before completion of the Mergers. As a result, the actual amounts, if any, to be received by a named executive officer may differ materially from the amounts set forth below. In addition, all amounts (except amounts with respect to the acceleration of Vesting FMCTI Equity Rights) reflected in the table below are attributable to double-trigger arrangements (i.e., the amounts are payable in the event of a qualifying termination of employment during the 24-month period after the FMCTI Merger Effective Time).

Name	Cash ($)(1)	Equity($)(2)	Pension/ NQDC($)(3)	Perquisites/ Benefits ($)(4)	Total($)
John T. Gremp, Chairman	7,439,135	19,081,391	1,106,770	81,245	27,708,541
Douglas J. Pferdehirt, President and Chief Executive Officer	5,165,368	9,601,783	0	80,214	14,847,365
Maryann T. Mannen, Executive Vice President and Chief Financial Officer	3,474,483	8,481,360	2,050,941	71,141	14,077,925
Tore Halvorsen(5), Senior Vice President	2,265,362	6,505,847	322,888	53,870	9,147,967
Dianne B. Ralston, Senior Vice President, General Counsel and Secretary	2,152,404	3,642,779	22,607	60,770	5,878,560

(1)	Cash severance is payable only if the named executive officer is terminated without cause or resigns for good reason within the 24-month period following the FMCTI Merger and is allocated as follows (in U.S. dollars):

	(Base + Target)* multiplier®	Prorated Unused Target bonus	PTO (in U.S. dollars)	Total Cash
John T. Gremp	6,765,000	615,000	59,135	7,439,135
Maryann T. Mannen	3,190,324	251,868	32,291	3,474,483
Douglas J. Pferdehirt	4,724,105	412,422	28,841	5,165,368
Tore Halvorsen	2,096,420	149,744	19,198	2,265,362
Dianne B. Ralston	1,925,000	206,250	21,154	2,152,404

(a)	The amount reflected in this column for each named executive officer is equal to (A) his or her (i) highest rate of annual base salary at any time and (ii) highest annual target non-equity incentive bonus for any plan year multiplied by (B) three (or, in the case of Ms. Ralston, two).

(2)	Consists of the accelerated vesting of Vesting FMCTI Equity Rights. Such amounts are “single-trigger” and are payable regardless of whether or not the named executive officer’s employment is terminated. As of the date hereof, no named executive officer holds any outstanding FMCTI Stock Options.

(3)	The amount representing the value of additional years of age and service credit from the U.S. Non-Qualified Pension Plan is based on the assumptions of a payment calculated as the present value of benefits immediately payable on June 30, 2016, plus the three years’ additional service and age credits granted under the Executive Severance agreement for Mr. Gremp and Ms. Mannen. For Mr. Pferdehirt and Ms. Ralston, the amount represents an additional three years and two years of vesting service credit, respectively, for the U.S. Non-Qualified Savings plan. For Mr. Halvorsen, the amount represents an additional three years of service in the Norwegian Pension Program and the Norwegian Supplementary Program.

(4)	Represents the value of continued health benefits and outplacement services, which would be payable only if the named executive officer is terminated without cause or resigns for good reason within the 24-month period following the FMCTI Merger.

(5)	The amounts payable to Mr. Halvorsen are paid in Norwegian Kroner. The amount was converted to U.S. dollars using a conversion rate derived from an average of the Norwegian Kroner to U.S. dollar exchange rates on the last working day of each month for the 12-month period ending June 30, 2016. The same conversion rate is applied to all non-equity amounts and is 0.1182799.Remuneration and Benefits.

6.5.	Remuneration and Benefits

Remuneration and Benefits of the Executive Chairman and the Chief Executive Officer of TechnipFMC

Thierry Pilenko, who will serve as Executive Chairman of TechnipFMC, received the following compensation in his capacity as Chairman and Chief Executive Officer of Technip during the financial year ended December 31, 2015.

Name	Director Fees (in Euro)	Compensation (in Euros)	Fringe Benefits (in Euro)	Fair Value of Equity Compensation (in Euros))[1]
Thierry Pilenko	-	1,980,000	4,211	1,600,412

(1) The valuation assumptions regarding the performance shares and stock options are described in Note 20(h) to the annual consolidated financial statements as of December 31, 2015, 2014 and 2013.

Douglas J. Pferdehirt, who will serve as the Chief Executive Officer of TechnipFMC, received the following compensation in his capacity as Chief Operating Officer of FMCTI during the financial year ended December 31, 2015.

Name	Director Fees (in USD)	Salary (in USD)	Stock Awards(2) (in USD)	Non-equity Incentive Plan Compensation (in USD)	All other compensation (in USD)(3)
Douglas J. Pferdehirt(1)	-	749,858	5,377,576	473,910	157,466

(1) Effective September 1, 2016, Mr. Pferdehirt serves as the President and Chief Executive Officer of FMCTI.  Effective September 30, 2016, Mr. Pferdehirt was  appointed a member of the Board of Directors of FMCTI. Prior to September 1, 2016, Mr. Pferdehirt served as the President and Chief Operating Officer of FMCTI.

(2) Amounts disclosed in the “Stock Awards” column represent the sum of the aggregate grant date fair value of time-based RSUs and performance-based RSUs subject to performance conditions and subject to market conditions. Determination of fair value was made in accordance with the SEC proxy disclosure rules and FASB ASC Topic 718. With respect to time-based RSUs and performance-based RSUs subject to performance conditions, the grant date fair value of such awards was based on FMCTI’s share price on the grant date of the awards. For performance-based RSUs subject to performance conditions, the grant date fair value was based on the assumption that target performance is probable to occur, determined as of the date of grant. With respect to performance-based RSUs subject to market conditions, the aggregate grant date fair value was determined utilizing a Monte Carlo simulation as disclosed in FMCTI’s Annual Report on Form 10-K filed on February 24, 2016.

(3) The amounts reflected in the “All Other Compensation” column for the fiscal year ended December 31, 2015 for Mr. Pferdehirt include a Company-paid life insurance premium of $2,230, contributions to the U.S. Qualified Savings Plan and U.S. Non-Qualified Savings Plan of $112,683 and payments for personal use of club membership, financial planning and personal tax assistance, an executive physical, personal use of automobiles and reimbursed costs for spouse travel for certain business functions.

Remuneration and Benefits of Directors and Officers Following the Admission

Following Admission, the requirements under Chapter 6 of the Companies Act will apply to TechnipFMC as a U.K. public limited “quoted” company (i.e. a company whose equity share capital has been officially listed which includes companies listed on the NYSE and Euronext Paris). The directors of TechnipFMC will need to prepare (i) a directors' remuneration policy (the “DRP”) that sets out TechnipFMC's future compensation policy for its directors and (ii) for each fiscal year, a directors' remuneration report (the “DRR”) on the implementation of the DRP in the previous fiscal year. The DRP would be subject to binding shareholder approval by way of ordinary resolution (>50%) at least once every three years (or such shorter period when the DRP is revised or a DRR is not approved by TechnipFMC's shareholders) and the DRR would be subject to a non-binding advisory vote of the TechnipFMC shareholders annually. The first DRP of TechnipFMC must be put to a TechnipFMC stockholder vote at the annual general meeting held in 2018. As a quoted company, TechnipFMC must put the DRR to a TechnipFMC stockholder vote at each annual general meeting.

Once the DRP has come into force, any proposal to award payment outside the DRP would also require stockholder approval. Any payment that would be inconsistent with the DRP would not have effect and the directors who would have authorized such payment would be jointly and severally liable to indemnify the company for any loss.

6.6.	Conflict of Interest

TechnipFMC is not aware of any potential conflict between any duties to TechnipFMC of the persons currently expected to serve as directors after closing of the Mergers, and their private interests or other duties. There are no arrangements or understandings with major stockholders, customers, suppliers or others pursuant to which any of the contemplated directors was selected as such.

6.7.	Board Practices

Pursuant to the terms of the Business Combination Agreement, during the Initial Period, the TechnipFMC board of directors shall constitute the following committees, each of which shall consist of an equal number of members of the TechnipFMC board of directors designated by FMCTI and Technip, respectively, in each case subject to applicable legal and regulatory requirements: (i) the audit committee, (ii) the nominating and corporate governance committee, (iii) the compensation committee and (iv) the strategy committee. From the Technip Merger Effective Time until the expiration of the Initial Period, the compensation committee and the nominating and corporate governance committee shall be chaired by members of the TechnipFMC board of directors designated by FMCTI and the audit committee and the strategy committee shall be chaired by members of the TechnipFMC board of directors designated by Technip. Each committee of the TechnipFMC board of directors will have an equal number of directors appointed by FMCTI and Technip.

6.8.	Employees

As of the date of this Information Document, TechnipFMC has no employee.

Upon completion of the Mergers, TechnipFMC, together with its direct and indirect subsidiaries, is expected to have 49,000 employees.

From and after the Technip Merger Effective Time and the FMCTI Merger Effective Time, TechnipFMC will honor, or cause to be honored, all contractual obligations under the specified benefit plans and labor agreements of Technip and FMCTI, respectively.

6.9.	Corporate Governance

TechnipFMC expects to comply with the corporate governance requirements of the applicable rules of the NYSE. TechnipFMC will comply with the requirement of Disclosure and Transparency rules 7.1 made by the FCA under Part VI of the FSMA to have an audit committee.

TechnipFMC will also comply with the requirements of Disclosure and Transparency Rule 7.2 of the Disclosure and Transparency Rules to include a corporate governance statement in its directors’ report in compliance with Disclosure and Transparency Rule 7.2.

7.	FINANCIAL INFORMATION CONCERNING THE GROUP’S ASSETS AND LIABILITIES, FINANCIAL POSITION AND PROFIT AND LOSSES

7.1.	Statutory auditors

7.1.1.	For Technip

Incumbent Statutory Auditors

PricewaterhouseCoopers Audit, represented by Bernard Gainnier and Edouard Demarcq
63, rue de Villiers
92208 Neuilly-sur-Seine
France

Ernst & Young et Autres, represented by Pascal Macioce and Jean-Christophe Goudard
1/2, place des Saisons
92400 Courbevoie – Paris-La Défense 1
France

The appointment of PricewaterhouseCoopers Audit as incumbent statutory auditors of Technip was renewed by the stockholders meeting of Technip convened in 2016, for a period of six years, to expire at the end of the ordinary stockholders meeting convened to approve the statutory financial statements for the fiscal year ending December 31, 2021.

The appointment of Ernst & Young et Autres as incumbent statutory auditors of Technip was renewed by the stockholders meeting of Technip convened in 2016, for a period of six years, to expire at the end of the ordinary stockholders meeting convened to approve the statutory financial statements for the fiscal year ending December 31, 2021.

PricewaterhouseCoopers Audit and Ernst & Young et Autres are members of the Compagnie Régionale des Commissaires aux Comptes de Versailles (Versailles Regional Auditors Association).

Substitute Statutory Auditors

Jean-Christophe Georghiou

63 rue de Villiers

92208 Neuilly-sur-Seine

France

Auditex

1-1-2 place des Saisons

92400 Courbevoie

France

The appointment of Jean-Christophe Georghiou as substitute statutory auditor of Technip was approved by the stockholders meeting of Technip convened in 2016, for a period of six years, to expire at the end of the ordinary stockholders meeting convened to approve the statutory financial statements for the fiscal year ending December 31, 2021.

The appointment of Auditex as substitute statutory auditor of Technip was renewed by the stockholders meeting of Technip convened in 2016, for a period of six years, to expire at the end of the ordinary stockholders meeting convened to approve the statutory financial statements for the fiscal year ending December 31, 2021.

Jean-Christophe Georghiou and Auditex are members of the Compagnie Régionale des Commissaires aux Comptes de Versailles (Versailles Regional Auditors Association).

7.1.2.	For FMCTI

KPMG LLP

811 Main Street, Suite 4500

Houston, Texas 77002

United States

The appointment of KPMG LLP as the independent registered public accounting firm of FMCTI was renewed and ratified at the annual meeting of stockholders of FMCTI convened in 2016, effective for the fiscal year ending December 31, 2016.

7.2.	Independent Accountant

7.2.1.	For TechnipFMC

PricewaterhouseCoopers Audit, represented by Edouard Demarcq
63, rue de Villiers
92208 Neuilly-sur-Seine
France

PricewaterhouseCoopers Audit is a member of the Compagnie Régionale des Commissaires aux Comptes de Versailles (Versailles Regional Auditors Association).

7.3.	Historical Financial Information

7.3.1.	2015, 2014 and 2013 Financial Statements of Technip

The consolidated financial statements of Technip relating to the 2015, 2014 and 2013 fiscal years prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the European Union, and the relating report by the statutory auditors of Technip, are attached as Annex 2 to this Information Document.

7.3.2.	2015 and 2014 Financial Statements of FMCTI

Consolidated financial statements of FMCTI as of December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015, which have been derived from “Item 8. Financial Statements and Supplementary Data” of FMCTI’s Annual Report on Form 10-K filed with the SEC on February 24, 2016, and the relating report by the independent registered public accounting firm are attached as Annex 3 to this Information Document. The balance sheet data as of December 31, 2015 was subsequently adjusted, with such adjustments being reflected in FMCTI’s unaudited condensed consolidated financial statements relating to the second quarter and the first six months ended June 30, 2016 attached as Annex 5 to this Information Document.

7.3.3.	2013 Financial Statements of FMCTI

The consolidated financial statements as of December 31, 2014 and 2013 and for each of the years in the three-year period ended December 31, 2014, which has been derived from “Item 8. Financial Statements and Supplementary Data” of FMCTI’s Annual Report on Form 10-K filed with the SEC on February 20, 2015, and the relating report by the independent registered public accounting firm are attached as Annex 4 to this Information Document.

7.4.	Auditing of historical annual financial information

The following reports are attached as annexes to this Information Document:

-	the statutory auditors’ report on the consolidated accounts of Technip relating to the 2015, 2014 and 2013 fiscal years is attached as Annex 2 to this Information Document;

-	the report of the independent registered public accounting firm of FMCTI on the FMCTI Consolidated Financial Statements as of December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015 is attached as Annex 3; and;

-	the report of the independent registered public accounting firm of FMCTI on the FMCTI Consolidated Financial Statements as of December 31, 2014 and 2013 and for each of the years in the three-year period ended December 31, 2014 is attached as Annex 4.

7.5.	Interim and Other Financial Information

7.5.1.	Interim Financial Information of Technip

The unaudited interim condensed consolidated financial information of Technip for the first half of 2016, prepared in accordance with IAS 34 “Interim Financial Information”, and the relating review report by the statutory auditors of Technip are attached as Annex 1 to this Information Document.

7.5.2.	Interim Financial Statements of FMCTI

The unaudited condensed consolidated financial statements of FMCTI relating to the second quarter and the first six months ended June 30, 2016, prepared in accordance with U.S. GAAP and presented in U.S. dollars, are attached as Annex 5 to this Information Document.

7.6.	Dividend payments and payouts

Payment of dividends per share by Technip for a particular reference year is approved by the Combined Stockholders’ Meeting of Technip held generally in April of the subsequent year and paid in May. The following table shows, for each reference year from January 1, 2013 through December 31, 2015, the dividends per share paid either in cash or in shares by Technip to holders of Technip Shares in Euro.

	Technip
	Total amount (in million €)	Amount per share (in million €)
2015	236.4	2.00
2014	225.8	2.00
2013	206.5	1.85

FMCTI does not have a dividend payment policy and no dividends were paid by FMCTI from January 1, 2011 through December 31, 2015.

7.7.	Significant Change in the TechnipFMC’s Financial or Trading Position

TechnipFMC has been recently incorporated and has no operating history, except for those actions taken in furtherance to the Mergers, and no revenues. It is not listed as at the date of this Information Document.

8.	FORWARD-LOOKING INFORMATION

In connection with the negotiations which led to the announcement on May 19, 2016 of Technip’s and FMCTI’s intention to combine (as described in Section entitled “Background of the Mergers” of this Information Document), Technip and FMCTI disclosed certain projections described below for 2016 to 2020 to each other and their respective bankers (subject to confidentiality agreements).

Neither Technip nor FMCTI as a matter of course publicly disclose long-term financial projections due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. As a result, neither Technip, nor FMCTI or TechnipFMC endorse unaudited forward-looking financial information as a reliable indication of future results. The limited unaudited forward-looking financial information set out below is included in this Information Document solely because it was among the financial information (i) made available to the Technip board of directors and its financial advisors in connection with their respective evaluations of the Mergers or (ii) made available to the FMCTI board of directors and its financial advisor in connection with their respective evaluations of the Mergers.

These projections, which were not intended for public disclosure and were prepared in the context described above, have not been reviewed by the statutory auditors of Technip or of the independent registered public accounting firm of FMCTI. They are not profit forecasts within the meaning of the Prospectus Regulation, have not been updated since they were issued and will not be updated in the future. These projections are required to be disclosed in the Registration Statement and therefore are being disclosed in this Information Document, subject to the aforementioned qualifications, solely for the purpose of ensuring the equality of information among the prospective holders of TechnipFMC Shares following the Mergers.

The projections set out in the Sections entitled “FMCTI Unaudited Forward-Looking Financial Information” and “Technip Unaudited Forward-Looking Financial Information” below have been prepared by the managements of Technip and FMCTI, respectively, on a stand-alone basis and do not reflect the potential impacts of the combination between Technip and FMCTI. No projections have been prepared for the combined entity TechnipFMC and any such projections would necessarily differ from the projections set out below.

In addition, many events or circumstances could have an impact on the results and financial condition of Technip and FMCTI in the future, including, in particular, the events described in the Section entitled “Risk Factors”) of this Information Document.

8.1.	FMCTI Unaudited Forward-Looking Financial Information

The unaudited forward-looking financial information presented below includes unaudited forward-looking financial information prepared by FMCTI management. FMCTI’s internally prepared unaudited forward-looking financial information was based on estimates and assumptions made by management at the respective times of their preparation and speak only as of such times, as applicable. Except to the extent required by applicable law, FMCTI has no intention to update or revise the forward-looking financial information included in this Information Document and, except as provided below, has not done so and does not intend to do so.

The inclusion of this unaudited forward-looking financial information should not be regarded as an indication that any of FMCTI, Technip, Evercore, Goldman Sachs, Rothschild or any of their respective affiliates, officers, directors, partners, advisors or other representatives considered, or now considers, it to be an accurate prediction of actual future results, and readers of this Information Document are cautioned not to rely on this forward-looking information. There can be no assurance that the forward-looking results will be achieved or that actual results will not be significantly higher or lower than estimated.

Since the unaudited forward-looking financial information below covers multiple years, such information by its nature becomes less accurate with each successive year. FMCTI and Technip stockholders are urged to review the SEC filings of FMCTI for a description of risk factors with respect to the business of FMCTI and the risk factors described in the section entitled “Risk Factors—Risk Factors Relating to FMCTI’s Business” of this Information Document with respect to the business of FMCTI. FMCTI and Technip stockholders are also urged to review the risks and other factors described in the sections entitled “Risk Factors” and “Forward Looking Statements” of this Information Document with respect to the business of Technip. The unaudited forward-looking financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with IFRS or U.S. GAAP or with published guidelines established by regulatory authorities in Europe (including in France) or in the United States, including without limitation the guidelines established by of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of forward-looking financial information, or U.S. GAAP. Neither the independent registered public accounting firm of FMCTI nor any other independent accountants have audited, reviewed, compiled or performed any procedures with respect to the accompanying unaudited forward-looking financial information for the purpose of its inclusion herein, and accordingly, no such accountants have expressed any opinion or provided any form of assurance with respect thereto for the purpose of this Information Document. The report of the independent registered public accounting firm of FMCTI attached as Annex 3 to this Information Document relates to the historical financial information of FMCTI. It does not extend to the unaudited forward-looking financial information and should not be read to do so. The accompanying unaudited forward-looking financial information include certain financial measures that are not consistent with IFRS or U.S. GAAP. Financial measures that are not consistent with IFRS or U.S. GAAP should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS or U.S. GAAP, and financial measures that are not consistent with IFRS or U.S. GAAP as used by FMCTI may not be comparable to similarly titled amounts used by other companies. The footnotes to the table below provide certain supplemental information with respect to the calculation of these financial measures that are not consistent with IFRS or U.S. GAAP. The unaudited forward-looking financial information does not take into account any circumstances or events occurring after the date it was prepared and does not give effect to the Mergers.

8.1.1.	FMCTI Management Unaudited Forward-Looking Financial Information for FMCTI

The following table presents selected unaudited forward-looking financial information for FMCTI that FMCTI management reviewed with the FMCTI board of directors on April 19, 2016 and provided to Evercore for use in the financial analysis prepared by Evercore and summarized above in the section entitled “—Opinion of Evercore as Financial Advisor to FMCTI” of this Information Document. This selected unaudited forward-looking financial information was also provided to Technip on May 12, 2016.

	Management Projections(1)
(In millions of U.S. dollars)	2016E(2)	2017E	2018E	2019E	2020E
Total Revenue	$4,901	$5,012	$5,796	$6,725	$7,610
EBIT(3)	323	445	593	788	1,001

(1)       Includes impact of anticipated synergies from Forsys Subsea.

(2)       2016 estimates exclude restructuring, asset impairment and inventory adjustment charges of $29.9 million for Subsea Technologies, $50.9 million for Surface Technologies and $2.0 million for Energy Infrastructure.

(3)       EBIT is calculated as earnings before interest and income taxes. EBIT is a non-GAAP measure and should not be considered as an alternative to cash flows or a measure of liquidity.

The following table presents selected unaudited forward-looking financial information for FMCTI that FMCTI management reviewed with the FMCTI board of directors on April 19, 2016 (with respect to EBITDA and net income) and on May 16, 2016 (with respect to free cash flow) and provided to Evercore for use in its financial analysis of the transaction. The information in this table was derived from the same financial analyses that produced the April 19, 2016 information described above.

	Management Projections(1)
(In millions of U.S. dollars)	2016E(2)	2017E	2018E	2019E	2020E
EBITDA(3)	$566	$654	$845	$1,077	$1,309
Net Income	243	288	395	536	689
Free Cash Flow(4)	309	487	176	459	758

(1)       Includes impact of anticipated synergies from Forsys Subsea.

(2)       2016 estimates exclude restructuring, asset impairment and inventory adjustment charges of $29.9 million for Subsea Technologies, $50.9 million for Surface Technologies and $2.0 million for Energy Infrastructure.

(3)       EBITDA is calculated as earnings before interest, income taxes, depreciation and amortization. EBITDA is a non-GAAP measure and should not be considered as an alternative to operating income or net income as a measure of operating performance.

(4)       Free cash flow is calculated as EBITDA less interest income, taxes, changes in net working capital and capital expenditures. Free cash flow is a non-GAAP measure and should not be considered as an alternative to cash flows or a measure of liquidity.

The following table presents selected unaudited forward-looking financial information for FMCTI that FMCTI management reviewed with the FMCTI board of directors on February 26, 2016 and provided to Technip on March 29, 2016. FMCTI refers to this selected unaudited forward-looking financial information as the “February FMCTI Management Projections.”

	Management Projections(1)
(In millions of U.S. dollars)	2016E(2)	2017E	2018E	2019E	2020E
Total Revenue	$5,185	$4,989	$5,703	$6,524	$7,319
EBIT(3)	419	442	582	761	958
EBITDA(4)	644	651	833	1,049	1,264
Net Income	296	296	397	526	668

(1)       Excludes impact of anticipated synergies from Forsys Subsea.

(2)       2016 estimates exclude restructuring, asset impairment and inventory adjustment charges of $29.9 million for Subsea Technologies, $50.9 million for Surface Technologies and $2.0 million for Energy Infrastructure.

(3)       EBIT is calculated as earnings before interest and income taxes. EBIT is a non-GAAP measure and should not be considered as an alternative to cash flows or a measure of liquidity.

(4)       EBITDA is calculated as earnings before interest, income taxes, depreciation and amortization. EBITDA is a non-GAAP measure and should not be considered as an alternative to operating income or net income as a measure of operating performance.

Subsequent to providing the February FMCTI Management Projections to Technip, as a result of rapidly changing and deteriorating market conditions, including updated industry estimates indicating that surface rig counts were anticipated to decline, and the corresponding anticipated impact on FMCTI, including an anticipated decrease in revenue production by FMCTI’s Surface Technologies segment, FMCTI management determined that it was appropriate to revise the fiscal year 2016 selected unaudited forward-looking financial information for FMCTI.

In preparing the February FMCTI Projections, FMCTI management did not include the impact of anticipated synergies from Forsys Subsea. For fiscal years 2017 through 2020, the only difference between the February FMCTI Projections and the selected unaudited forward-looking financial information for FMCTI provided on and after April 19, 2016 relates to the inclusion of the impact of anticipated synergies from Forsys Subsea.

8.1.2.	FMCTI Management Unaudited Forward-Looking Financial Information for Technip

In connection with FMCTI’s consideration of a strategic combination with Technip, after review of the Technip unaudited forward-looking financial information received from Technip on March 29, 2016 and additional information with respect to cash flow received from Technip on May 12, 2016, FMCTI’s management prepared an alternate version of the Technip unaudited forward-looking financial information based on FMCTI’s assumptions regarding current and prospective market conditions and its due diligence investigation of Technip. The FMCTI Management Projections of Technip also reflect FMCTI management’s expectations regarding Technip’s future prospects of new project awards, expected margins and revenue recognition. The following table presents selected unaudited forward-looking financial information for Technip included in the FMCTI Management Projections of Technip. The FMCTI Management Projections of Technip were reviewed with the FMCTI board of directors on April 19, 2016 (with respect to total revenue, EBIT and EBITDA) and on May 16, 2016 (with respect to net income and free cash flow). The FMCTI Management Projections of Technip were also provided to Evercore for use in its financial analysis of the transaction.

	Management Projections
(In millions of U.S. dollars)	2016E	2017E	2018E	2019E	2020E
Total Revenue	$12,470	$11,473	$11,180	$12,084	$12,987
EBIT(1)	994	808	976	1,085	1,195
EBITDA(2)	1,300	1,114	1,282	1,391	1,501
Net Income	633	487	608	686	766
Free Cash Flow(3)	(82)	(182)	458	870	948

(1)       EBIT is calculated as earnings before interest and income taxes. EBIT is a non-GAAP financial measure and should not be considered as an alternative to cash flows or a measure of liquidity.

(2)       EBITDA is calculated as earnings before interest, income taxes, depreciation and amortization. EBITDA is a non-GAAP measure and should not be considered as an alternative to operating income or net income as a measure of operating performance.

(3)       Free cash flow is calculated as EBITDA less interest income, taxes, changes in net working capital and capital expenditures. Free cash flow is a non-GAAP measure and should not be considered as an alternative to cash flows or a measure of liquidity.

Although presented with numerical specificity, the above unaudited forward-looking financial information reflects numerous assumptions and estimates as to future events made by the management of FMCTI. At the respective times the unaudited forward-looking financial information was prepared, FMCTI’s management believed such assumptions and estimates were reasonable. In preparing the foregoing unaudited projected financial information, FMCTI made assumptions regarding, among other things, rapidly changing market conditions pricing and volume of products and services sold, costs, interest rates, corporate financing activities, including amount and timing of the issuance of debt, the timing and amount of ordinary share issuances, effective tax rates, and general and administrative costs.

No assurances can be given that the assumptions made in preparing the above unaudited forward-looking financial information will accurately reflect future conditions. The estimates and assumptions underlying the unaudited forward-looking financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under the sections entitled “Risk Factors” and “Forward Looking Statements” of this Information Document, including as incorporated by reference therein, all of which are difficult to predict and many of which are beyond the control of FMCTI and/or Technip and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the unaudited forward-looking financial information, whether or not the Mergers are completed.

No representation is made by FMCTI, Technip or any other person to any FMCTI or Technip stockholder regarding the ultimate performance of FMCTI (or, to the extent applicable, TechnipFMC) compared to the information included in the above unaudited forward-looking financial information.

The unaudited financial forward-looking financial information described above was prepared by FMCTI management and was not approved by Technip or any affiliate or employee thereof.

FMCTI has not updated or otherwise revised and does not intend to update or otherwise revise for purposes of this Information Document the above unaudited forward-looking financial information to reflect circumstances existing after the date prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such forward-looking financial information are no longer appropriate, except as may be required by law.

8.1.3.	FMCTI Unaudited Pro Forma Synergy Estimates

FMCTI does not as a matter of course publicly disclose pro forma synergy estimates due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. As a result, FMCTI does not endorse unaudited pro forma synergy estimates as a reliable indication of the amount of synergies that will be achieved in the future. The limited unaudited pro forma synergy estimates set out below are included in this Information Document solely because they were among the financial information made available to the FMCTI board of directors and its financial advisors in connection with their respective evaluations of the Mergers.

The unaudited pro forma synergy estimates presented below were based on the unaudited forward-looking financial information presented to the FMCTI board of directors on April 19, 2016 (referenced above in the section entitled “—FMCTI Unaudited Forward-Looking Financial Information” of this Information Document). Such unaudited forward-looking financial information was based on estimates and assumptions made by management at the respective times of their preparation and speak only as of such times, as applicable. Except to the extent required by applicable law, FMCTI has no intention to update or revise the forward-looking financial information included in this Information Document and, except as otherwise provided, has not done so and does not intend to do so.

The inclusion of these unaudited pro forma synergy estimates should not be regarded as an indication that any of FMCTI, Technip, Evercore, Goldman Sachs, Rothschild or any of their respective affiliates, officers, directors, partners, advisors or other representatives considered, or now considers, it to be an accurate prediction of the amount of synergies that will be achieved in the future, and readers of this Information Document are cautioned not to rely on these unaudited pro forma synergy estimates. There can be no assurance that the unaudited pro forma synergy estimates will be achieved or that actual synergies achieved in the future will not be significantly higher or lower than estimated.

Since the unaudited pro forma synergy estimates below cover multiple years, such information by its nature becomes less accurate with each successive year. FMCTI and Technip stockholders are urged to review the SEC filings of FMCTI for a description of risk factors with respect to the business of FMCTI and the risk factors described in the section entitled “Risk Factors—Risk Factors Relating to FMCTI’s Business” of this Information Document with respect to the business of FMCTI. FMCTI and Technip stockholders are also urged to review the risks and other factors described in the sections entitled “Risk Factors” and “Forward-Looking Statements” of this Information Document with respect to the business of Technip. The unaudited pro forma synergy estimates were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with IFRS or U.S. GAAP or with published guidelines established by regulatory authorities in Europe (including in France) or in the United States, including without limitation the guidelines established by the SEC or the American Institute of Certified Public Accountants for preparation and presentation of forward-looking financial information. Neither the independent registered public accounting firm of FMCTI nor any other independent accountants have audited, reviewed, compiled or performed any procedures with respect to the accompanying unaudited pro forma synergy estimates for the purpose of its inclusion herein, and accordingly, no such accountants have expressed any opinion or provided any form of assurance with respect thereto for the purpose of this Information Document. The report of the independent registered public accounting firm of FMCTI attached as Annex 3 to this Information Document relates to the historical financial information of FMCTI. It does not extend to the unaudited pro forma synergy estimates and should not be read to do so. The accompanying unaudited pro forma synergy estimates include certain financial measures that are not consistent with IFRS or U.S. GAAP. Financial measures that are not consistent with IFRS or U.S. GAAP should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS or U.S. GAAP , and financial measures that are not consistent with IFRS or U.S. GAAP as used by FMCTI may not be comparable to similarly titled amounts used by other companies. The unaudited pro forma synergy estimates do not take into account any circumstances or events occurring after the date they were prepared.

Unaudited Pro Forma Synergy Estimates for TechnipFMC

The following table presents selected unaudited pro forma synergy estimates for TechnipFMC after completion of the transactions contemplated by the Business Combination Agreement for the calendar years 2017 and 2018 and an exit rate expected to be maintained for subsequent years that FMCTI management prepared, with review and consideration from Technip management as a “base case” for such estimates. FMCTI’s management used the unaudited forward-looking financial information presented to the FMCTI board of directors on May 16, 2016 (referenced above in the section entitled “—FMCTI Unaudited Forward-Looking Financial Information” of this Information Document) as the foundation for these estimates. FMCTI management reviewed these estimates with the FMCTI board of directors on May 16, 2016. The unaudited pro forma synergy estimates were also provided to Evercore, but were not incorporated into the financial analysis prepared by Evercore and summarized above in the section entitled “—Opinion of Evercore as Financial Advisor to FMCTI” of this Information Document. This unaudited prospective financial information represents FMCTI management’s estimate, with review and consideration from Technip management, of potential synergies realizable in TechnipFMC through optimization of TechnipFMC’s supply chain, regional sales, general and administrative expense, information technology, facilities, corporate expense, engineering, Forsys Subsea operations and procurement organization, and improved operational efficiencies of both FMCTI and Technip applying the best practices of both companies.

	Management Projections
(In millions of U.S. dollars)	2017E	2018E	2018E Exit Rate
“Base Case” Operating Cost Synergies (EBITDA Impact)	$95	$375	$470

In addition, FMCTI management prepared, with review and consideration from Technip management, a “high case” and a “low case” for the 2018 unaudited pro forma synergy estimates for TechnipFMC after completion of the transactions contemplated by the Business Combination Agreement as an exit rate expected to be maintained for subsequent years as presented in the following table. Assumptions regarding oil and gas prices in world markets and the effect of those prices on TechnipFMC’s future project volumes (as summarized above in the sections entitled “Risk Factors—Risk Factors Relating to FMCTI’s Business—Demand for FMCTI’s products and services depends on oil and gas industry activity and expenditure levels, which are directly affected by trends in the demand for and price of crude oil and natural gas” and “Risk Factors—Risk Factors Relating to Technip’s Business—A reduction in investment in the oil industry could cause Technip’s projects to be postponed or cancelled, which could negatively affect Technip’s revenues and profits” of this Information Document) are the largest drivers of differentiation between the “base case” pro forma synergy estimates and the “low case” and “high case” pro forma synergy estimates below. The “low case” and “high case” pro forma synergy estimates reflect adjustments to the “base case” using lower and higher assumptions, respectively, regarding TechnipFMC’s project volume and the projected operating cost synergies tied to project volume, such as supply chain efficiencies. In addition to project volume assumptions, the “low case” and “high case” further reflect different assumptions regarding the realization of the operating cost synergies reflected in the “base case” due to the inherent uncertainties associated with realizing synergies (as noted above in the sections entitled “Risk Factors—Risk Factors Relating to the Combined Company Following Completion of the Mergers—The combined company may not realize the cost savings, synergies and other benefits that the parties expect to achieve from the Mergers” of this Information Document), with the “low case” using lower assumptions regarding the amount of synergies projected to be realized and the “high case” using higher assumptions.

Management Projections
(In millions of U.S. dollars)	2018E Exit Rate
“High Case” Operating Cost Synergies (EBITDA Impact)	$565
“Low Case” Operating Cost Synergies (EBITDA Impact)	$330

FMCTI and Technip have not updated or revised and do not intend to update or otherwise revise for purposes of this Information Document the above unaudited pro forma synergy estimates to reflect circumstances existing after the date prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such forward-looking financial information are no longer appropriate, except as may be required by law.

8.2.	Technip Unaudited Forward-Looking Financial Information

The unaudited forward-looking financial information presented below includes (i) projections for Technip prepared by Technip management (which Technip refers to as the “Technip Management Projections”), (ii) risk-adjusted projections for Technip prepared by Technip management (which Technip refers to as the “Risk-Adjusted Technip Projections”) and (iii) risk-adjusted projections for FMCTI prepared by Technip management (which Technip refers to as the “Risk-Adjusted FMCTI Projections” and, together with the Technip Management Projections and the Risk-Adjusted Technip Projections, the “Technip Projections”). Moreover, the Technip Projections were based on estimates and assumptions made by management at the respective times of their preparation and speak only as of such times, as applicable. Except to the extent required by applicable law, Technip has no intention to update or revise the forward-looking financial information included in this Information Document and, except as provided below, has not done so and does not intend to do so.

The inclusion of this unaudited forward-looking financial information should not be regarded as an indication that any of Technip, FMCTI, Goldman Sachs, Rothschild, Evercore or any of their respective affiliates, officers, directors, partners, advisors or other representatives considered, or now considers, it to be an accurate prediction of actual future results, and readers of this Information Document are cautioned not to rely on this forward-looking information. There can be no assurance that the forward-looking results will be achieved or that actual results will not be significantly higher or lower than estimated.

Since the Technip Projections cover multiple years, such information by its nature becomes less accurate with each successive year. FMCTI stockholders and Technip stockholders are urged to review the risk factors described in the section entitled “Risk Factors—Risk Factors Relating to Technip’s Business” of this Information Document with respect to the business of Technip. FMCTI stockholders and Technip stockholders are also urged to review the risks and other factors described in the sections entitled “Risk Factors” and “Forward-Looking Statements” of this Information Document with respect to the business of

FMCTI. The Technip Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with IFRS or U.S. GAAP or with published guidelines established by regulatory authorities in Europe (including in France) or in the United States, including without limitation the guidelines established by the SEC or the American Institute of Certified Public Accountants for preparation and presentation of forward-looking financial information. None of PricewaterhouseCoopers Audit, Ernst & Young et Autres nor any other independent accountants have audited, reviewed, compiled or performed any procedures with respect to the Technip Projections for the purpose of their inclusion herein, and accordingly, no such accountants have expressed any opinion or provided any form of assurance with respect thereto for the purpose of this Information Document. The reports of PricewaterhouseCoopers Audit and Ernst & Young et Autres incorporated into this Information Document relate to the historical financial information of Technip. They do not extend to the Technip Projections and should not be read to do so. The Technip Projections include certain financial measures that are not consistent with IFRS or U.S. GAAP. Financial measures that are not consistent with IFRS or U.S. GAAP should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS or U.S. GAAP, and financial measures that are not consistent with IFRS or U.S. GAAP as used by Technip may not be comparable to similarly titled amounts used by other companies. The footnotes to the table below provide certain supplemental information with respect to the calculation of these financial measures that are not consistent with IFRS or U.S. GAAP. Furthermore, the Technip Projections do not take into account any circumstances or events occurring after the date they were prepared and do not give effect to the Mergers.

8.2.1.	Technip Management Projections for Technip

The following table sets forth a summary of the Technip Management Projections. The Technip Management Projections were prepared according to Technip’s internal management financial reporting framework. This so-called “Adjusted reporting framework” is used by management in its financial communication and is presented in its segment reporting information included in its consolidated financial statements. It derives from IFRS as it takes into account Technip’s share of the incorporated entities party to construction contracts in joint arrangements that are accounted for under the equity method under IFRS. These projections were used by the Technip board of directors in connection with the evaluation of the Mergers and were made available to FMCTI, Evercore, Goldman Sachs and Rothschild, but Evercore, Goldman Sachs and Rothschild did not rely on such projections in connection with their financial analyses of the Mergers.

	Technip Management Projections
(In millions of Euros)	2016E	2017E	2018E	2019E	2020E
Revenue	11,000	10,121	10,319	10,741	11,518
EBITDA(1)	1,145	983	1,273	1,363	1,560
OIFRA(2)	875	713	1,003	1,093	1,290

(1)	EBITDA is calculated as operating income from recurring activities after income/(loss) of equity affiliates, but before depreciation and amortization. EBITDA is a non-GAAP measure and should not be considered as an alternative to operating income or net income as a measure of operating performance.

(2)	OIFRA is calculated as operating income from recurring activities after income/(loss) of equity affiliates.

Although presented with numerical specificity, the Technip Management Projections reflect numerous assumptions and estimates as to future events made by Technip management, including, among others, assumptions as to order backlog in certain end markets and backlog roll off. At the time the Technip Management Projections were prepared, Technip management believed such assumptions and estimates were reasonable. In preparing the Technip Management Projections, Technip management made assumptions regarding, among other things, volume of order intake to be taken within the period of the business plan, pricing of the expected projects, utilization of assets, foreign exchange rates and the amount of selling, general and administrative costs.

8.2.2.	Risk-Adjusted Technip Projections for Technip

In the course of evaluating the Mergers, Technip management concluded it would be prudent to risk-adjust the Technip Management Projections to account for potential downward shifts or other changes in overall market conditions. The following table sets forth a summary of the Risk-Adjusted Technip Projections. The Risk-Adjusted Technip Projections were prepared by Technip management according to Technip’s internal management financial reporting framework. This so-called “Adjusted reporting framework” is used by management in its financial communication and is presented in its segment reporting information included in its consolidated financial statements. It derives from IFRS as it takes into account Technip’s share of the incorporated entities party to construction contracts in joint arrangements that are accounted for under the equity method under IFRS.

The Risk-Adjusted Technip Projections were relied on by Goldman Sachs and Rothschild in connection with their financial analyses of the Mergers, as approved by Technip. The Technip board of directors reviewed and considered the Risk-Adjusted Technip Projections in connection with its review of the financial analyses of Goldman Sachs and Rothschild.

	Risk-Adjusted Technip Projections
(In millions of Euros)	2016E	2017E	2018E	2019E	2020E
Revenue	11,000	10,337	9,703	10,601	10,952
EBITDA(1)	1,145	834	857	1,176	1,267
OIFRA(2)	875	564	587	906	997
Free Cash Flow(3)	(145)	(135)	(95)	806	736

(1)       EBITDA is calculated as operating income from recurring activities after income/(loss) of equity affiliates, but before depreciation and amortization. EBITDA is a non-GAAP measure and should not be considered as an alternative to operating income or net income as a measure of operating performance.

(2)       OIFRA is calculated as operating income from recurring activities after income/(loss) of equity affiliates.

(3)       Free cash flow, as calculated by Goldman Sachs and Rothschild on the exclusive basis of the Projections and the other forward-looking financial information provided by Technip (and as approved by Technip), represents the net operating profit after tax plus depreciation and amortization and change in working capital, minus capital expenditure and post-tax restructuring. Free cash flow is a non-GAAP measure and should not be considered as an alternative to cash flows or a measure of liquidity.

Although presented with numerical specificity, the Risk-Adjusted Technip Projections reflect numerous assumptions and estimates as to future events made by Technip management, including, among others, assumptions as to order backlog in certain end markets and backlog roll off and different assumptions as to overall market conditions than were used in preparing the Technip Management Projections. At the time the Risk-Adjusted Technip Projections were prepared, Technip management believed such assumptions and estimates were reasonable. In preparing the Risk-Adjusted Technip Projections, Technip management made assumptions regarding, among other things, volume of order intake to be taken within the period of the business plan, pricing of the expected projects, utilization of assets, foreign exchange rates and the amount of selling, general and administrative costs.

8.2.3.	Risk-Adjusted FMCTI Projections

In the course of evaluating the Mergers, after review of certain unaudited forward-looking financial information of FMCTI received from FMCTI, Technip’s management prepared the Risk-Adjusted FMCTI Projections based on Technip’s assumptions regarding current and prospective market conditions and its due diligence investigation of FMCTI. The following table sets forth a summary of the Risk-Adjusted FMCTI Projections.

The Risk-Adjusted FMCTI Projections were relied on by Goldman Sachs and Rothschild in connection with their financial analyses of the Mergers, as approved by Technip. The Technip board of directors reviewed and considered the Risk-Adjusted FMCTI Projections in connection with its review of the financial analyses of Goldman Sachs and Rothschild.

	Risk-Adjusted FMCTI Projections
(In millions of U.S. dollars)	2016E	2017E	2018E	2019E	2020E
Revenue	4,901	4,581	5,363	5,959	6,802
EBITDA(1)	508	526	733	918	1,113
EBIT(2)	283	317	482	629	806
Free Cash Flow(3)	(53)	627	138	438	604

(1)       EBITDA is calculated as earnings before net interest expense, income taxes, non-cash equity compensation expense, depreciation and amortization. EBITDA is a non-GAAP measure and should not be considered as an alternative to operating income or net income or a measure of operating performance.

(2)       EBIT is calculated as earnings before interest and income taxes. EBIT is a non-GAAP measure and should not be considered as an alternative to cash flows or a measure of liquidity.

(3)       Free cash flow, as calculated by Goldman Sachs and Rothschild on the exclusive basis of the Projections and the other forward-looking financial information provided by Technip (and as approved by Technip), represents the net operating profit after tax plus depreciation and amortization and change in working capital, minus capital expenditure and post-tax restructuring. Free cash flow is a non-GAAP measure and should not be considered as an alternative to cash flows or a measure of liquidity.

Although presented with numerical specificity, the Risk-Adjusted FMCTI Projections reflect numerous assumptions and estimates as to future events made by Technip management. At the time the Risk-Adjusted FMCTI Projections were prepared, Technip management believed such assumptions and estimates were reasonable. In preparing the Risk-Adjusted FMCTI Projections, Technip management made assumptions regarding, among other things, volume of order intake to be taken within the period of the business plan, pricing of the expected projects, utilization of assets, foreign exchange rates and the amount of selling, general and administrative costs.

No assurances can be given that the assumptions made in preparing the Technip Projections will accurately reflect future conditions. The estimates and assumptions underlying the unaudited forward-looking financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under the sections entitled “Risk Factors” and “Forward Looking Statements” of this Information Document, all of which are difficult to predict and many of which are beyond the control of Technip and/or FMCTI and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the unaudited forward-looking financial information, whether or not the Mergers are completed.

No representation is made by Technip, FMCTI or any other person to any Technip stockholders or any FMCTI stockholder regarding the ultimate performance of Technip compared to the information included in the above unaudited forward-looking financial information.

The unaudited financial forward-looking financial information described above was prepared by Technip management and was not approved by FMCTI or any affiliate or employee thereof.

Technip has not updated or otherwise revised and does not intend to update or otherwise revise for the purpose of this Information Document the Technip Projections to reflect circumstances existing after the date prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such forward-looking financial information are no longer appropriate, except as may be required by law.

9.	ADDITIONAL INFORMATION

9.1.	Articles of Association

General

The following information is a summary of the material terms of the ordinary shares of $1.00 each in the capital of TechnipFMC. The TechnipFMC Articles, which will be substantially the articles of association of TechnipFMC following completion of the Mergers, are annexed to the Technip Merger Agreement and are available on the Internet website of Technip (www.technip.com). For more information, see the comparison of relative rights described in the section entitled “Comparison of Rights of Stockholders of FMCTI, Technip and TechnipFMC” of this Information Document.

Under English law, persons who are neither residents nor nationals of the United Kingdom may freely hold, vote and transfer the TechnipFMC Shares in the same manner and under the same terms as U.K. residents or nationals.

Corporate Purpose

TechnipFMC's corporate purpose is unrestricted pursuant to the TechnipFMC Articles and the Companies Act 2006.

Share Capital

Immediately prior to the consummation of the Mergers, the entire issued share capital of TechnipFMC will be comprised of: (i) one ordinary TechnipFMC Share of a nominal value of £1.00 and (ii) 50,000 non-voting redeemable shares with a nominal value of £1.00 per share. The ordinary share held by FMCTI as an initial subscribing stockholder of TechnipFMC is expected to be redesignated as a deferred share and/or acquired by TechnipFMC as of the time of the Mergers, with no consideration being paid with respect thereto. At or after the time of the Mergers the 50,000 non-voting redeemable shares may be redeemed in accordance with their terms or acquired by TechnipFMC for no consideration.

The TechnipFMC board of directors will be authorized in the TechnipFMC Articles to exercise all of the powers of TechnipFMC to allot and issue TechnipFMC Shares, and to grant rights to subscribe for or to convert any security into TechnipFMC Shares, up to a maximum aggregate nominal amount (i.e., par value), representing 20% of the number of shares in the capital of TechnipFMC as of the date of the adoption of the TechnipFMC Articles and after consummation of the transactions contemplated to occur on the date the TechnipFMC Articles are adopted (in addition to any authority to allot that has not yet expired granted to the TechnipFMC board of directors prior to the date of the adoption of the TechnipFMC Articles) for a period expiring (unless previously renewed, varied or revoked by TechnipFMC in general meeting) on the date which is five years from the date of the adoption of the TechnipFMC Articles. Renewal of such authorization is expected to be sought at least once every five years, and possibly more frequently.

It is anticipated that one or more reserves will arise as a result of the Mergers on the balance sheet of TechnipFMC. It is anticipated that FMCTI, as the sole stockholder of TechnipFMC prior to the closing of the Mergers, will approve the capitalization of some or all of such reserves by the allotment by TechnipFMC of a bonus share, which will be paid using some or all such reserves, such that the amount of such reserves, so applied, less the nominal value of the bonus share, would be applied as share premium and accrue to TechnipFMC’s share premium account.

Prior to the Merger Effective Date, FMCTI, as the sole shareholder of TechnipFMC, is expected to approve a resolution to reduce the capital of TechnipFMC to allow the creation of distributable reserves. Following the Mergers, TechnipFMC will seek to obtain the approval of the English Companies Court through a customary procedure, which is required for the creation of distributable reserves to be effective. The English Companies Court has discretion as to whether to approve the reduction of capital. The English Companies Court may not approve the reduction of capital if, among other things, the interests of creditors are not adequately safeguarded. The approval of the English Companies Court is expected to be received within six months of the Merger Effective Date, but it may be later. In future, earnings of TechnipFMC may form part of its distributable reserves. TechnipFMC shall be required to have distributable reserves or profits in order to support the payment of possible future dividends or future share repurchases after the Merger Effective Date.

Dividends and Distributions

Under English law, TechnipFMC may only pay dividends out of profits available for that purpose. TechnipFMC’s profits available for distribution are its accumulated, realized profits, to the extent that they have not been previously utilized by distribution or capitalization, less its accumulated, realized losses, to the extent that they have not been previously written off in a reduction or reorganization of capital duly made. The amount of TechnipFMC’s distributable reserves is a cumulative calculation. TechnipFMC may be profitable in a single financial year but unable to pay a dividend if the profits of that year do not offset all previous years’ accumulated, realized losses.

Additionally, TechnipFMC may only make a distribution if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves, and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate.

The TechnipFMC Articles permit the TechnipFMC stockholders, by ordinary resolution, to declare dividends but no dividend shall exceed the amount recommended by the directors.

In addition, the directors may decide to pay interim dividends. The entitlement to a dividend lapses if unclaimed for 12 years.

The TechnipFMC Articles also permit a scrip dividend scheme under which the board of directors of TechnipFMC may offer any holders of TechnipFMC Shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part determined by the board of directors of TechnipFMC) all or any dividend subject to certain terms and conditions set out in the TechnipFMC Articles.

Voting Rights

The voting at a general meeting must be taken by poll. Subject to any relevant special rights or restrictions attached to any shares, on a poll taken at a general meeting, each qualifying TechnipFMC stockholder present in person or by proxy (or, in the case of a corporation, a corporate representative) and entitled to vote on the resolution has one vote for every TechnipFMC Share held by such TechnipFMC stockholder.

In the case of joint holders, the vote of the senior holder who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders. The necessary quorum for a general meeting is the TechnipFMC stockholders who together represent at least a majority of the voting rights of all the TechnipFMC stockholders entitled to vote at the meeting, present in person or by proxy, save that if TechnipFMC has only one TechnipFMC stockholder entitled to attend and vote at the general meeting, one qualifying TechnipFMC stockholder present at the meeting and entitled to vote is a quorum. If a meeting is adjourned for lack of quorum, the quorum of the adjourned meeting will be one qualifying person present and entitled to vote.

Amendment to the TechnipFMC Articles

Under English law, stockholders may amend the articles of association of a company by special resolution (i.e., a resolution approved by at least 75% of the stockholders. However, certain provisions of the TechnipFMC Articles require a higher threshold of stockholder consent or satisfaction of other procedures before such provision or provisions can be varied.

The article of association which requires voting at a general meeting to be taken on a poll may only be removed, amended or varied by resolution of the TechnipFMC stockholders passed unanimously.

In addition, until the conclusion of the 2021 annual general meeting, certain provisions of the TechnipFMC Articles (relating to the composition and powers of the board of directors and amendments to the TechnipFMC Corporate Governance Guidelines) may only be removed, amended or varied upon the recommendation by two-thirds of the board of directors and the adoption of a special resolution. The article of association which sets out this procedure in respect of the relevant provisions of the TechnipFMC Articles may itself only be removed, amended or varied in the same manner.

General Meetings and Notices

An annual general meeting must be called by not less than 21 clear days’ notice (i.e., excluding the date of receipt or deemed receipt of the notice and the date of the meeting itself). TechnipFMC expects FMCTI, as its current sole stockholder, to pass a special resolution prior to the effective closing date of the Mergers, and intends to propose such a resolution at each annual general meeting, to allow all other general meetings to be called by not less than 14 clear days’ notice. At least seven clear days’ notice is required for any adjourned meeting, and such meeting must be held not less than 14 days but not more than 28 days after adjournment at such time and place specified for the purpose in the notice calling the meeting or as decided by the chairman of the meeting.

The notice of a general meeting must be given to the TechnipFMC stockholders (other than any who, under the provisions of the TechnipFMC Articles or the terms of allotment or issue of shares, are not entitled to receive notice), to the TechnipFMC board of directors, to the beneficial owners nominated to benefit from information rights under the U.K. Companies Act 2006

(the “U.K. Companies Act”) and to the auditors. Under English law, TechnipFMC is required to hold an annual general meeting of its stockholders within six months from the day following the end of its financial year. Subject to the foregoing, a general meeting may be held at a time and place determined by the TechnipFMC board of directors.

Under English law, the board of directors of TechnipFMC must convene such a meeting once it has received requests to do so from TechnipFMC stockholders representing at least 5% of the paid up share capital of the company as carries voting rights at general meetings (excluding any paid-up capital held as treasury shares).

Under the TechnipFMC Articles, a general meeting may also be called if the company has fewer than two directors and the director (if any) is unable or unwilling to appoint sufficient directors to make up a quorum or to call a general meeting to do so. In such case, two or more TechnipFMC stockholders may call a general meeting (or instruct the secretary to do so) for the purpose of appointing one or more directors.

Winding Up

In the event of a voluntary winding up of TechnipFMC, the liquidator may, with the sanction of a special resolution of the company and any other sanction required by law, subject to the U.K. Companies Act, divide among the TechnipFMC stockholders the whole or any part of the assets of TechnipFMC, whether they consist of property of the same kind or not, and vest the whole or any part of the assets in trustees upon such trusts for the benefit of the TechnipFMC stockholders as the liquidator, with such sanction, may determine. No TechnipFMC stockholder shall be compelled to accept any assets upon which there is a liability.

On a return of capital on a liquidation, reduction of capital or otherwise, the surplus assets of TechnipFMC available for distribution among the TechnipFMC stockholders shall be applied pro rata (rounded to the nearest whole number) with the TechnipFMC Shares ranking equally.

Rights of Pre-Emption on New Issues of TechnipFMC Shares

Under the U.K. Companies Act, the allotment of “equity securities” (except pursuant to an employees’ share scheme and as bonus shares) that are to be paid for wholly in cash must be offered first to the existing holders of equity securities in proportion to the respective nominal amounts (i.e., par values) of their holdings on the same or more favorable terms, unless a special resolution to the contrary has been passed or the articles of association otherwise provide an exclusion from this requirement (which exclusion can be for a maximum of five years after which TechnipFMC stockholders’ approval would be required to renew the exclusion). “Equity securities” means ordinary shares or rights to subscribe for, or convert securities into, ordinary shares where ordinary shares means shares other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution. In relation to TechnipFMC, “equity securities” will therefore include the TechnipFMC Shares, and all rights to subscribe for or convert securities into such TechnipFMC Shares.

A provision in the TechnipFMC Articles will authorize the directors to exercise all powers of TechnipFMC to allot shares in TechnipFMC, or to grant rights to subscribe for or to convert or exchange any security into shares in TechnipFMC, up to an aggregate nominal amount representing 20% of the number of shares in the capital of TechnipFMC as of the date of the adoption of the TechnipFMC Articles and after consummation of the transactions contemplated to occur on the date the articles are adopted (in addition to any authority to allot that has not yet expired granted to the board prior to the date of the adoption of the TechnipFMC Articles) for a period expiring (unless previously renewed, varied or revoked by TechnipFMC in general meeting) on the date which is five years from the date of the stockholder resolution to adopt the TechnipFMC Articles and the pre-emptive rights under the U.K. Companies Act will not apply in respect of allotment of shares for cash made pursuant to such authority. Renewal of such authorization is expected to be sought at least once every five years, and possibly more frequently.

Disclosure of Ownership Interests in TechnipFMC Shares

TechnipFMC stockholders must comply with the notification obligations to TechnipFMC contained in Chapter 5 (Vote Holder and Issuer Notification Rules) of the Disclosure Guidance and Transparency Rules (“DTR”) (including, without limitation, the provisions of DTR 5.1.2), in relation to the percentage of the voting rights they hold as a TechnipFMC stockholder, or through a direct or indirect holding of certain financial instruments, if the percentage of voting rights reaches, exceeds or falls below 3%, or any one percent above 3%. In effect, this means that a TechnipFMC stockholder must notify TechnipFMC if the percentage of voting rights in TechnipFMC it holds reaches 3% and goes above this threshold by 1% thereafter or falls below a percentage threshold above 3% (or falls below 3%). TechnipFMC is required to make this information public as soon as possible, and in any event, by the end of the trading day that it receives this notification. Under the DTR, TechnipFMC will also be required to update the market of any changes to the total number of voting rights. Since TechnipFMC will be subject to Chapter 5 of the DTR, it will not be required to maintain a separate, dedicated register of persons with significant control over the company pursuant to the U.K. Companies Act.

Section 793 of the U.K. Companies Act gives TechnipFMC the power to require persons whom it knows have, or whom it has reasonable cause to believe have, or within the previous three years have had, any ownership interest in any TechnipFMC Shares to disclose specified information regarding those TechnipFMC Shares. Failure to provide the information requested within the prescribed period (or knowingly or recklessly providing false information after the date the notice is sent) can result in criminal or civil sanctions being imposed against the person in default.

Under the TechnipFMC Articles, if any TechnipFMC stockholder, or any other person appearing to be interested in TechnipFMC Shares held by such TechnipFMC stockholder, has been duly served with a notice under section 793 and fails to give TechnipFMC the information required by such notice or has made a statement which is false or inadequate in a material particular, then the TechnipFMC board of directors may, in its absolute discretion at any time by notice, withdraw voting rights and, where the default shares represent at least 0.25% in nominal value of the issued shares of their class (calculated exclusive of any shares held in treasury), place restrictions on the rights to receive dividends and refuse to register a transfer of such shares.

Alteration of Share Capital/Repurchase of TechnipFMC Shares

Subject to the provisions of the U.K. Companies Act, and without prejudice to any relevant special rights attached to any class of shares, TechnipFMC may, from time to time, among other things:

-	increase its share capital by allotting and issuing new shares in accordance with the TechnipFMC Articles and any relevant stockholder resolution;

-	consolidate all or any of its share capital into shares of a larger nominal amount (i.e., par value) than the existing shares;

-	subdivide any of its shares into shares of a smaller nominal amount (i.e., par value) than its existing shares; or

-	redenominate its share capital or any class of share capital.

English law prohibits TechnipFMC from purchasing its own shares unless such purchase has been approved by its stockholders. TechnipFMC stockholders may approve “off-market” share purchases. In order to purchase its own shares, as a dual-listed company on Euronext Paris and the NYSE, TechnipFMC must obtain the approval of its stockholder for an “off-market purchase” (on the basis of a specific purchase agreement with a financial intermediary) to acquire TechnipFMC Shares that are traded on Euronext Paris or the NYSE or held in certificated form. This requires the TechnipFMC stockholders to pass an ordinary resolution approving an “off-market purchase,” where such approval may be for a maximum period of five years. In relation to an “off-market purchase,” TechnipFMC may not acquire its own shares until the terms of the contract pursuant to which the purchase(s) are to be made has been authorized by the TechnipFMC stockholders. A purchase of its own shares will also trigger disclosure obligations to the market under the DTR.

Transfer of TechnipFMC Shares

The TechnipFMC Articles allow holders of TechnipFMC Shares to transfer all or any of their shares by instrument of transfer in writing in any usual form or in any other form which the TechnipFMC board of directors may approve.

The instrument of transfer must be executed by or on behalf of the transferor and (in the case of a transfer of a TechnipFMC Share that is not fully paid) by or on behalf of the transferee. The TechnipFMC Articles also permit transfer of shares in uncertificated form by means of a relevant electronic system.

TechnipFMC may not charge a fee for registering the transfer of a share.

The TechnipFMC board of directors may, in its absolute discretion, refuse to register a transfer of shares in certificated form if it is not fully paid (provided that the refusal does not prevent dealings in the TechnipFMC Shares from taking place on an open and proper basis) or is with respect to a share on which TechnipFMC has a lien and sums in respect of which the lien exists is payable and is not paid within 14 clear days after due notice has been sent. If the TechnipFMC board of directors refuses to register a transfer of a share, it shall notify the transferor of the refusal and the reasons for it as soon as practicable and in any event within two months after the date on which the instrument of transfer was lodged with TechnipFMC (in the case of a transfer of a share in certificated form) or the instructions to the relevant system received. Any instrument of transfer which the TechnipFMC board of directors refuses to register shall (except in the case of fraud) be returned to the person lodging it when notice of the refusal is sent.

Annual Accounts and Independent Auditor

Under English law, a “quoted company,” which includes a company whose equity share capital is officially listed in an EEA State, such as on Euronext Paris, or is admitted to dealing on the NYSE (such as TechnipFMC), must deliver to the registrar of companies a copy of:

-	the company’s annual accounts;

-	the directors’ remuneration report;

-	the directors’ report;

-	any separate corporate governance statement;

-	a strategic report; and

-	the auditor’s report on those accounts, on the auditable part of the directors’ remuneration report, on the directors’ report, the strategic report and any separate corporate governance statement.

The annual accounts and reports must be presented to the TechnipFMC stockholders at a general meeting (although a vote is not mandatory in respect of such documents) and prepared in accordance with IFRS as adopted by the European Union. Under the TechnipFMC Articles, copies of the annual accounts and reports for that financial year must be sent to every TechnipFMC stockholder, every debenture holder and every person entitled to receive notice of general meetings at least 21 clear days before the date of the meeting at which copies of the documents are to be presented. The TechnipFMC Articles provide that any documents to TechnipFMC stockholders may be distributed in electronic form or by making them available on a website, as long as TechnipFMC stockholders have agreed that such may be sent or supplied in that form.

Under the DTR, TechnipFMC must publish its annual financial report within four months of the end of the financial year. The DTR contain certain requirements for the content of such annual financial reports; in particular, it must contain a corporate governance statement that complies with the requirements of the DTR.

TechnipFMC is also required by the DTR to produce, and make public, half-yearly financial reports that cover the first half of the financial year, within three months after the end of the relevant period. The DTR contain certain requirements for the content of such half-yearly financial reports.

As an English company with no applicable exemptions from the audit requirements under the U.K. Companies Act and applicable law, TechnipFMC must appoint an independent auditor to audit the annual accounts of the company. The auditor of a public company may be appointed by ordinary resolution at the general meeting of the company at which the company’s annual accounts are laid. Directors can also appoint auditors at any time before the company’s first accounts meeting, after a period of exemption or to fill a casual vacancy.

The remuneration of an auditor is fixed by the TechnipFMC stockholders by ordinary resolution or in a manner that the TechnipFMC stockholders by ordinary resolution determine.

Liability of TechnipFMC and its Directors and Officers

Under English law, any provision that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Takeover Provisions

Shared Regulation of Takeover Bids

As TechnipFMC’s securities will be listed on Euronext Paris but not on a regulated market in the United Kingdom, the U.K. Panel on Takeovers and Mergers (the “Takeover Panel”) will share jurisdiction to examine bids for TechnipFMC with the

AMF in accordance with Directive 2004/25/EC of the European Parliament and of the European Council of April 21, 2004 on takeover bids (the “Takeover Directive”).

Where the Takeover Panel exercises shared jurisdiction to examine a bid for TechnipFMC, it will have competence to scrutinize the matters relating to the information to be provided to the employees of TechnipFMC and matters relating to company law (in particular the percentage of voting rights which confers control and any derogation from the obligation to launch an offer, as well as the conditions under which the board of the offeree company may undertake any action which might result in the frustration of an offer).

The AMF will have jurisdiction in respect of matters relating to the consideration offered (in particular the price) and matters relating to the offer procedure (in particular the information on the offeror’s decision to make an offer, the contents of the offer document and the disclosure of the offer), and the rules of the AMF General Regulation will apply to these matters.

In light of the results of the recent United Kingdom referendum on its membership with the European Union (see the section entitled “Risk Factors—Risk Factors Relating to the Combined Company Following Completion of the Mergers—The results of the United Kingdom’s referendum on withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and the business of the combined company, which could materially reduce the value of the TechnipFMC Shares” of this Information Document), there may be a potential change to how the shared jurisdiction regime will operate in the future.

Takeover by Way of Scheme of Arrangement

A scheme of arrangement is a statutory procedure pursuant to Part 26 of the U.K. Companies Act whereby a company may make a compromise or arrangement with its members or creditors (or any class thereof). Takeovers in the United Kingdom may be effected by a scheme of arrangement, subject to the necessary stockholder and court approvals.

However, the French takeover rules would not apply to a takeover of TechnipFMC that is implemented by way of a scheme of arrangement under the U.K. Companies Act because French law does not recognize the concept of a scheme of arrangement and it is outside the scope of the Takeover Directive (unlike takeovers effected by way of offer, which are within the scope of the Takeover Directive and which are subject to the shared jurisdiction of the takeover rules of France, as administered by the AMF and the United Kingdom, as administered by the Takeover Panel). The U.K. Takeover Code may also not apply to a takeover of TechnipFMC by way of a scheme of arrangement unless TechnipFMC is considered by the Takeover Panel to have its place of central management and control in the United Kingdom, the Channel Islands or the Isle of Man. This is known as the “residency test.” It is different from the test of central management and control used by the U.K. tax authorities. Under the U.K. Takeover Code, the Takeover Panel will determine whether TechnipFMC has its place of central management and control in the United Kingdom by looking at various factors, including the structure of its board of directors, the functions of the directors and where they are resident. As of the closing of the Mergers, provided that the majority of the board of directors are not resident in the United Kingdom, and taking into account the residencies of the Executive Chairman and Chief Executive Officer, it is anticipated that, for the purposes of the U.K. Takeover Code, TechnipFMC will not be considered to have its place of central management and control in the United Kingdom, the Channel Islands or the Isle of Man.

Stockholders may therefore not receive the protections provided by the takeover rules in France or (subject to the residency test) the United Kingdom if a person or persons seek to implement a takeover of TechnipFMC by way of a scheme of arrangement.

Market Abuse Regulation

The Directive 2014/57/EU of 16 April 2014 on criminal sanctions for market abuse (the “Market Abuse Directive”), the Regulation 596/2014 of 16 April 2014 on market abuse (the “Market Abuse Regulation”) and the French legislation implementing the Market Abuse Directive inter alia impose on TechnipFMC the obligations to disclose inside information and to maintain a list of persons that act on behalf of or for the account of TechnipFMC and who, on a regular basis, have access to inside information in respect of TechnipFMC.

French Regulations Applicable to TechnipFMC Relevant for TechnipFMC Stockholders

Market Abuse

TechnipFMC will be subject to Articles L.465-1 et seq. of the French Monetary and Financial Code, implementing the Market Abuse Directive, which provides for specific rules that intend to prevent market abuse, such as the prohibitions on insider trading, divulging inside information and tipping, and market manipulation.

Under French insider trading rules, it is prohibited to use inside information to acquire or dispose of securities for one’s own account or for the account or on behalf of a third party and the disclosure or provision of inside information to a third party without the authority to do so. In addition, these rules prohibit advising a third party to acquire or dispose of securities on the basis of inside information, or to otherwise induce a third party to do so.

Inside information for these purposes can be defined as any information of a precise nature that has not been made public relating directly or indirectly to one or more issuers of financial instruments or to one or more financial instruments, and which, if it were made public, would be likely to have a significant effect on the price of the relevant financial instruments or on the prices of related financial instruments.

French Law prohibits price manipulation and dissemination of false information. In particular, it prohibits transactions or orders to trade that (i) give or are likely to give false or misleading indications as to the exchange offer, demand or price of financial instruments or (ii) set the price of financial instruments at an abnormal or artificial level, unless it is proven that the reasons for these transactions or orders are legitimate and that they complied with accepted market practices. It also prohibits transactions or orders to trade that employ processes that give a fictitious image of the market or any other form of deception.

It is also forbidden to disclose or knowingly disseminate information that gives or may give false, imprecise or misleading indications as to financial instruments.

In France, failure to comply with these rules relating to insider trading and/or market manipulation may lead to criminal fines, administrative fines, imprisonment and other sanctions.

French Disclosure Obligations

As a U.K. company with shares listed on Euronext Paris, TechnipFMC will be subject to certain disclosure obligations under French Law.

As TechnipFMC’s headquarters are based in the United Kingdom, the AMF will not be the competent market authority to control the content of the regulated information to be disclosed and filed by TechnipFMC with the FCA. The AMF General Regulation only requires that the regulated information to be disclosed pursuant to the E.U. Transparency Directive also be disclosed simultaneously in France and that the disclosure of this regulated information is made properly in accordance with the requirements set forth in the AMF General Regulation.

In addition to the Market Abuse Regulation, as the TechnipFMC Shares will be listed on Euronext Paris, TechnipFMC will be subject to the provisions of Section 223-1A to 223-10-1 of the AMF General Regulation relating to the ongoing disclosure obligations, including (i) an obligation to publish, as soon as possible, any inside information that directly concerns TechnipFMC, (ii) if TechnipFMC is preparing a financial transaction likely to have a significant impact on the price of its securities or on the financial position or rights of the holders of TechnipFMC Shares, an obligation to disclose the characteristics of such transaction as soon as possible, unless it is permitted by the AMF to postpone such disclosure, (iii) an obligation to ensure that information provided in France is identical to, and provided at the same time as, information provided abroad and (iv) an obligation to provide the AMF with any additional information it may request pursuant to the AMF General Regulation.

TechnipFMC must also publicly disclose on a monthly basis the total number of shares and voting rights comprising TechnipFMC’s share capital, if these numbers have changed compared to the most recently disclosed numbers (pursuant to Section 223-16 of the AMF General Regulation).

TechnipFMC must also file with the AMF certain changes to TechnipFMC Articles (pursuant to Section 223-20 of the AMF General Regulation).

Section 241-1 to 241-5 of the AMF General Regulation regarding buyback programs for equity securities admitted to trading on a regulated market and related transaction reporting requirements are also applicable to TechnipFMC.

The information required to be published in France by TechnipFMC must be published in French or English.

9.2.	Comparison of Rights of Stockholders of FMCTI, Technip and TechnipFMC

FMCTI is organized under the laws of the State of Delaware. Technip is organized under the laws of France. If the Mergers are consummated, the FMCTI stockholders and Technip stockholders will become stockholders of TechnipFMC. After giving effect to the Mergers, the rights of stockholders of TechnipFMC, and the relative powers of the TechnipFMC board of directors will be governed by English law, including the U.K. Companies Act, the DTR, the U.K. Takeover Code and by the TechnipFMC Articles. Each TechnipFMC Share will be issued in connection with, and will carry with it the rights and obligations set forth in, the TechnipFMC Articles. This section summarizes material differences between the rights of FMCTI stockholders and Technip stockholders before consummation of the Mergers and the rights of TechnipFMC stockholders after consummation of the Mergers. These differences in stockholder rights result from the differences between the respective constitutional documents of FMCTI, Technip and TechnipFMC and the applicable governing law.

The following summary does not include a description of rights or obligations under the U.S. federal securities laws, French securities laws, English securities law or relevant NYSE or Paris listing requirements or standards.

The rights, obligations and provisions under these securities laws as generally apply to FMCTI Shares and Technip Shares will generally apply equally to TechnipFMC Shares. In addition, immediately following completion of the Mergers, the TechnipFMC Shares will be held through the facilities of DTC (with respect to TechnipFMC Shares listed on NYSE) and/or Euroclear (with respect to TechnipFMC Shares listed on Euronext Paris), and, as a result, investors rights will also be governed by the rules and procedures of these Clearance Services and the relationship between investors and the bank, broker or other financial institution who holds TechnipFMC Shares on his or her behalf.

The following summary is not a complete statement of the rights of the stockholders of FMCTI, the stockholders of Technip or the stockholders of TechnipFMC or a complete description of the specific provisions referred to below. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. This summary is qualified in its entirety by reference to the DGCL, the French Commercial Code, the U.K. Companies Act and FMCTI’s, Technip’s and TechnipFMC’s constitutional documents, which investors are urged to read carefully.

FMCTI	Technip	TechnipFMC

Authorized Share Capital
The authorized capital stock of FMCTI consists of 600,000,000 shares of common stock, par value $0.01 per share, and 12,000,000 shares of preferred stock, par value $0.01 per share.

There is no concept of authorized share capital under French law. However, the extraordinary general meeting of stockholders of Technip has granted a number of delegations of authority to the Technip board of directors with respect to share capital increases.

As of June 30, 2016, the share capital of Technip amounts to €93,281,878.63, consisting of 122,336,890 shares, par value €0.7625 per share, fully paid up and all of the same class.

There is no concept of authorized share capital under English law, however the TechnipFMC Articles provide the TechnipFMC board of directors with the authority to allot and issue a specified amount of shares (free of statutory preemptive rights) for the first five years after adoption of the TechnipFMC Articles. See the section entitled “Preemptive Rights” below for further information.

It is currently estimated that, following the Mergers, the nominal value of the TechnipFMC ordinary share capital will be equal to $468,532,945, divided into 468,532,945 TechnipFMC approximately Shares having a nominal value of $1.00 each.

The TechnipFMC Shares are expected to be listed on NYSE and Euronext Paris.

Any proposed changes to TechnipFMC’s capital structure must be notified to the market under the DTR.

FMCTI	Technip	TechnipFMC
Structure of Board of Directors

FMCTI has a one-tier board structure.

Under its by-laws, the business and affairs of FMCTI are managed under the direction of the board of directors, and the board of directors may exercise all such powers as are not required to be exercised by the stockholders.

Pursuant to its certificate of incorporation and by-laws, the size of FMCTI’s board of directors is currently set at 11 members and may be increased or decreased from time to time exclusively by resolution of the board of directors.

Under its certificate of incorporation and by-laws, FMCTI’s directors are elected for one-year terms at FMCTI’s annual meeting of stockholders.

Technip has a one-tier board structure.

Under French law, the Technip board of directors is in charge of supervising the management of the company by its executive officers, defining the company’s strategy and supervising its implementation.

Under the Technip by-laws, the Technip board of directors must consist of at least three members and no more than 18 members (the maximum permitted number under French law). Members of the Technip board of directors may be natural persons or legal entities. As of February 29, 2016, the Technip board of directors consisted of 12 members, one of whom is an executive director and 11 of whom are non-executive directors.

Technip directors are appointed for a four-year term.

TechnipFMC has a one-tier board structure. Under English law, TechnipFMC must have at least two directors.

Subject to the provisions of the U.K. Companies Act, the TechnipFMC Articles and to any directions given by special resolution to take, or refrain from taking, specified action, the business of TechnipFMC shall be managed by the TechnipFMC board of directors who may exercise all the powers of TechnipFMC, including, without limitation, the power to dispose of all or any part of the company.

TechnipFMC’s board of directors shall consist of such number of persons determined by TechnipFMC’s board of directors from time to time, but shall not exceed 14 persons prior to TechnipFMC’s 2019 annual general meeting of stockholders (the “2019 AGM”).

The initial directors shall be appointed for a term that will expire at the 2019 AGM.

Despite the expiration of a director’s term, the director shall continue to serve following such expiration until his or her successor shall be duly elected, until he or she retires or is disqualified or removed pursuant to the terms of the TechnipFMC Articles, or until there is a decrease in the size of TechnipFMC’s board of directors in accordance with the TechnipFMC Articles.

At the 2019 AGM, all the directors then in office will resign from office in accordance with the TechnipFMC Articles and may, subject to the size of the board of directors to be determined by the board of directors in accordance with the TechnipFMC Articles at the end of the 2019 AGM, be eligible, subject to applicable law, to be nominated for appointment by the board of directors in accordance with Article 25 of the TechnipFMC Articles. During the 2019 AGM, the directors then in office shall retire upon the approval of a resolution that appoints the necessary number of directors to the board, with such number determined in accordance with the articles of association.

Following the 2019 AGM, TechnipFMC’s board of directors shall be

FMCTI	Technip	TechnipFMC

elected by ordinary resolution of the TechnipFMC stockholders at each annual general meeting. The board of directors are also empowered by the TechnipFMC Articles to appoint directors to fill a vacancy or as an addition to the existing board of directors (provided that the total number of directors does not exceed the maximum number prescribed by the TechnipFMC Articles).

Nomination and Appointment of Directors
Under its by-laws, each director shall be elected by the vote of the majority of the votes cast with respect to that director’s election at any meeting for the election of directors at which a quorum is present and the director election is uncontested.

Under the Technip by-laws, members of the Technip board of directors are appointed by a simple majority of the votes cast in person or by proxy at an ordinary general meeting of stockholders for a term of four years.

Technip directors may be re-elected, with no limitation on the number of terms, but if more than one-third (rounded up) of the Technip directors are over 70 years old, the oldest member will be deemed to have automatically resigned.

Technip directors are renewed on a rolling basis every two years such that this renewal will concern (i) one half of the members of the Technip board of directors if it is comprised of an even number of directors or (ii) one half of the members plus one director if it is comprised of an odd number of directors.

See the section entitled “Structure of Board of Directors” above for the procedure by which TechnipFMC’s directors will be appointed.

After the 2019 AGM, TechnipFMC’s board of directors shall (following a recommendation from the nominating and corporate governance committee) nominate such person as TechnipFMC’s board of directors thinks fit for appointment as a director. Directors may also be nominated by stockholders in accordance with the TechnipFMC Articles.

Pursuant to English law, where two or more persons are appointed as directors of TechnipFMC by resolution of its stockholders, the resolutions appointing each director must be voted on individually unless a prior stockholders resolution has unanimously provided that that such resolutions do not have to be voted on individually.

Removal of Directors and Vacancies

Under FMCTI’s certificate of incorporation and by-laws, FMCTI directors may be removed, with or without cause, solely by the affirmative vote of the holders of at least 80% of the total voting power of all classes of outstanding stock of FMCTI entitled to vote generally in the election of directors, voting together as a single class.

Under FMCTI’s certificate of incorporation and by-laws, vacancies on FMCTI’s board of directors may be filled solely by the affirmative vote of a majority of the remaining directors then in office.

Technip directors may be removed ad nutum by Technip stockholders during a general meeting of stockholders, whether the resolution is on the agenda or not.

In the case of a vacancy on the Technip board of directors resulting from a director’s death or resignation, the Technip by-laws provide that the remaining members of the Technip board of directors may, between general meetings of stockholders, make temporary appointments to fill such vacancy, with the replacement director serving until the end of the term of office of his or her predecessor, subject to ratification by the Technip stockholders at the next ordinary general meeting of stockholders.

However, if the vacancy would result in

Under the TechnipFMC Articles, TechnipFMC stockholders may at any time remove a director without cause by an ordinary resolution. English law requires 28 clear days’ prior notice of the resolution to be given to TechnipFMC and its stockholders and certain other procedural requirements under English law to be followed (such as allowing the director to make statements challenging his or her removal either at the meeting or in writing).

Any action to remove a director will not vitiate any separate rights the director may have as an employee of TechnipFMC or any subsidiary of TechnipFMC.

The TechnipFMC Articles also permit TechnipFMC’s board of directors to remove a director at any time without

FMCTI	Technip	TechnipFMC

the Technip board of directors consisting of fewer than the minimum of three members, the remaining members of the Technip board of directors must immediately call an ordinary general meeting of stockholders to fill the vacancy.

cause by a resolution of two-thirds of the entire board of directors.

The TechnipFMC board of directors is permitted to appoint a director to fill a casual vacancy of the TechnipFMC board of directors pursuant to the TechnipFMC Articles.

FMCTI	Technip	TechnipFMC
Remuneration of Directors
FMCTI stockholders generally do not have the right to approve directors’ compensation.

Technip stockholders determine non-executive directors’ annual aggregate remuneration during ordinary general meetings. The apportionment of such aggregate remuneration among directors is determined by the board of directors.

The Technip by-laws provide that the Technip board of directors determines the remuneration of the corporate officers (chairman, chief executive officer and deputy chief executive officers). Technip also follows the AFEP-MEDEF recommendation for French companies whose shares are admitted to trading on a regulated market and submits the compensation of the Chairman and Chief Executive Officer for the closed financial year to a non-binding vote of the general meeting.

Unless an ordinary resolution of TechnipFMC’s stockholders has determined otherwise, the remuneration of the directors (other than the executive chair, any chief executive officer who is serving as a director and directors employed by TechnipFMC in an executive capacity, each of whom shall not receive separate remuneration for their services as a director) for their services in the office of director will be as the TechnipFMC board of directors may from time to time determine (or as TechnipFMC stockholders may decide by ordinary resolution). The total fees will be divided among TechnipFMC’s board of directors in such proportions as the board of directors may decide. If no decision is made, the total fees will be divided equally. The fees shall be deemed to accrue from day-to-day and shall be distinct from and additional to any remuneration or other benefits which may be paid or provided to any director pursuant to any other provision of the TechnipFMC Articles.

Any director who holds executive office or who serves on any committee of the board of directors or who performs services which the board of directors considers goes beyond the ordinary duties of a director may be paid such special remuneration (whether by way of bonus, commission, participation in profits or otherwise) as the board of directors may determine.

TechnipFMC will be required to prepare a directors’ remuneration report which must include: (i) an annual report on the directors’ remuneration in the financial year being reported on, setting out actual payments to directors, which should be put to an annual non-binding vote of TechnipFMC’s stockholders at the annual general meeting; and (ii) a future remuneration policy, which should be put to a binding vote of the TechnipFMC’s stockholders at the annual general meeting once every three years. Remuneration payments made to directors and former directors will need to be consistent with the terms of the approved remuneration policy or otherwise approved by stockholder resolution.

English law provides that a service

FMCTI	Technip	TechnipFMC
contract with a director that provides for a fixed term of greater than two years will require prior approval by the stockholders of TechnipFMC. A resolution approving such a provision must not be passed unless a memorandum setting out the proposed contract incorporating the provision is made available to stockholders of TechnipFMC both (i) at TechnipFMC’s registered office for not less than 15 days ending with the date of the relevant general meeting; and (ii) at the relevant general meeting itself.
Annual Meetings of Stockholders

Under its by-laws, FMCTI must hold an annual meeting of stockholders on such date and at such time as may be fixed by resolution of FMCTI’s board of directors.

Pursuant to the DGCL, any stockholder or director may petition the Court of Chancery to order a meeting to elect directors if the annual meeting has not been held within 30 days of the date set for such meeting or thirteen months following the date the previous annual meeting was held.

Under French law and Technip’s by-laws, an annual meeting of stockholders must be held within six months after the end of Technip’s fiscal year.

The agenda for the annual meeting must contain, in part, a discussion of Technip’s annual financial statements for adoption and approval.

English law requires that TechnipFMC holds an annual general meeting of stockholders within six months from the day following the end of its financial year but does not specify what business must be transacted at the annual general meeting, nor are there any restrictions on business (however, the annual general meeting is usually the meeting that is used for matters which must be dealt with each financial year such as, among other things, the re-election of directors, fixing the remuneration of auditors and consideration of the annual accounts, directors’ report and auditors’ report).
General / Special Meetings of Stockholders
Under its by-laws, special meetings of the stockholders may be called only by FMCTI’s board of directors by a vote approved by a majority of the total number of directors that FMCTI would have if there were no vacancies on the board of directors. The only business that may be conducted at a special meeting of stockholders is business that shall have been identified in the notice calling the special meeting.

Technip may hold either ordinary or extraordinary general meetings of stockholders at any time during the year.

Ordinary general meetings are required for matters that are not specifically reserved by law to extraordinary general meetings. Matters presented at ordinary general meetings include the election of directors, the appointment of statutory auditors, the approval of annual accounts and the declaration of dividends.

Extraordinary general meetings are required to approve amendments to Technip’s by-laws, increases or decreases in share capital, the consolidation of shares or their division into shares of lower par value, dissolution and mergers.

Meetings of stockholders may be called by the Technip board of directors or in certain cases by Technip’s statutory auditors. A stockholder or stockholders collectively representing at least 5% of Technip’s share capital may request that

TechnipFMC’s board of directors may call general meetings whenever and at such times and places as it shall determine. On requisition of a general meeting by stockholders holding at least 5% of the paid-up capital of TechnipFMC carrying voting rights at general meetings (excluding any paid-up capital held as treasury shares) the board of directors shall promptly convene a general meeting. The stockholders who called for the general meeting may themselves call the general meeting where the directors fail to do so within the requisite time period (see the section entitled “Notice of Stockholder Meetings” below). A meeting called by stockholders of TechnipFMC under these circumstances must be called for a date not more than three months after the date on which the directors become subject to the requirement to call a meeting. Any reasonable expenses incurred by the stockholders requesting the meeting by reason of the failure of the directors to duly call a meeting must be reimbursed by TechnipFMC. At a

FMCTI	Technip	TechnipFMC
the court appoint an agent to call a general meeting. In certain urgent cases, the works council or any interested party (for example, a creditor) may also request the court to appoint an agent to call a general meeting.

general meeting called by a requisition, no business may be transacted except that stated by the requisition or proposed by the TechnipFMC board of directors.

Under English law, both ordinary and special resolutions may be passed at a general meeting of the stockholders.

FMCTI	Technip	TechnipFMC
Notice of Stockholder Meetings

Generally, the DGCL requires that notice to stockholders of the place (if any), date, and hour, and means of remote communication, if any, of each annual and special stockholders’ meeting be given at least ten days, but no more than 60 days, before the meeting date.

Pursuant to the DGCL, notice of a stockholders’ meeting to vote upon a merger or a sale of all or substantially all of the corporation’s assets must be delivered at least 20 days before the meeting date. In the case of a special meeting, the notice must also state the purpose or purposes for which the meeting is called.

French law requires that a preliminary notice of the general meeting of a company that is listed on a French stock exchange be published in the official French journal of mandatory legal notices (“BALO”), by electronic means, at least 35 days prior to the general meeting.

A second notice of the general meeting, which includes any resolutions submitted by the company’s stockholders and the recommendation of the company’s board of directors with respect to the resolutions, must be sent by mail at least 15 days before the general meeting to all holders of registered shares who have held their shares for more than one month. However, where a quorum is not reached and the original meeting is adjourned, this time period is reduced to ten days for any subsequent reconvening of the general meeting.

Notice of the adjourned meeting must also be published in the BALO, as well as in another French journal of legal notices. The notice must include the agenda of the meeting and a draft of the resolutions, if changed since the original notice.

Subject to compliance with English law, at least 14 clear days’ notice is required for any general meeting other than TechnipFMC’s annual general meeting, which requires 21 clear days’ notice. In addition, certain matters (such as the removal of directors or auditors) require special notice, which is 28 clear days’ notice.

“Clear days” means calendar days and excludes: (i) the date of receipt or deemed receipt of the notice; and (ii) the date of the meeting itself.

Where the general meeting is properly called by the stockholders of TechnipFMC (see the section entitled “General / Special Meetings of Stockholders”), the directors must send notice of a general meeting within 21 days of the receipt of the requisition notice, and the meeting itself should be held not more than 28 days after the date of the notice calling the meeting.

A notice of general meeting must state, among other things, the date, time and place of the meeting and the general nature of the business to be dealt with, and should indicate where a particular resolution will be proposed as a special resolution and include the text of the proposed special resolution. The notice of the annual general meeting provided to stockholders of TechnipFMC must, among other things (and where notice is given more than six weeks before the meeting), include a statement in relation to the right of stockholders to require TechnipFMC to provide notice of resolutions to be moved at the annual general meeting and a statement in relation to the right of stockholders to require TechnipFMC to include other business to be dealt with at the annual general meeting. The notice of an annual general meeting should also identify the meeting as being an annual general meeting.

A general meeting may be held within or outside the U.K.

FMCTI	Technip	TechnipFMC
Quorum at Stockholder Meetings
Under FMCTI’s by-laws, the holders of a majority of the outstanding stock of FMCTI entitled to vote generally in the election of directors, present in person or represented by proxy, shall constitute a quorum at a meeting of the stockholders.

Under French law, ordinary general meetings require the presence of stockholders (in person or represented by proxy) holding at least 20% of the voting rights. A quorum of at least 25% of the voting rights is required for extraordinary general meetings.

No quorum is required when an ordinary general meeting is reconvened, but only questions that were on the agenda of the adjourned meeting may be considered. A quorum of at least 20% of the voting rights is required when an extraordinary general meeting is reconvened.

The requisite quorum for general meetings of TechnipFMC will be the stockholders who together represent at least the majority of the voting rights of all the stockholders entitled to vote, present in person or by proxy (or, in the case of a corporation, a corporate representative), at the relevant meeting save that if TechnipFMC only has one stockholder entitled to attend and vote at the general meeting, one qualifying person present at the meeting and entitled to vote will constitute a quorum.

At any adjourned meeting the quorum is one qualifying person present and entitled to vote.

Stockholder Voting Rights

Under FMCTI’s by-laws, each stockholder of record entitled to vote at any meeting may do so in person or by proxy appointed by instrument in writing. Each FMCTI Share entitles its holder to one vote.

Generally, under FMCTI’s by-laws, when a quorum is present, the affirmative vote of a majority of the shares present in person or represented by proxy at a meeting of the stockholders and entitled to vote on a matter shall be the act of the stockholders.

As a general matter, each Technip Share entitles its holder to one vote. However, under Article 23 of the Technip by-laws, each Technip Share owned in registered form by the same stockholder for at least two years entitles its holder to two votes.

Under French law, matters submitted to an ordinary general meeting of stockholders require approval by a majority of the votes of the stockholders present or represented.

Under French law, matters submitted to an extraordinary general meeting of stockholders require approval by a two-thirds majority of the votes of the stockholders present or represented.

Matters requiring approval of an extraordinary general meeting include certain fundamental corporate actions, including amendments to Technip’s by-laws, change in objects, change in name, transfer of registered office, increases or decreases in share capital, changes to conditions for transfer of shares or their nominal value, changes to the administration or management of Technip, dissolution and merger of Technip.

However, resolutions relating to capital increase by way of capitalization of reserves, profits or premiums are subject to the approval requirements of ordinary general meetings.

Each ordinary TechnipFMC Share shall be issued with one vote in respect of all matters on which voting shares in the capital of TechnipFMC have voting rights and shall form a single class with the other voting shares in the capital of TechnipFMC for such purposes.

Under English law, an ordinary resolution is passed if it is approved by a simple majority (more than 50%) of the votes cast by stockholders present (in person or by proxy) at the relevant meeting and entitled to vote.

Under English law, special resolutions require the affirmative vote of not less than 75% of the votes cast by stockholders present (in person or by proxy) at the relevant meeting and entitled to vote.

Approval by ordinary resolution of the stockholders of TechnipFMC is required to, among other things, give, vary, revoke or renew a director’s authority to allot and issue shares.

Matters requiring approval by special resolution of the stockholders of TechnipFMC will include: amendments to its articles of association; re-registration as a private limited company; disapplication of pre-emption rights; a reduction of share capital; and liquidation of TechnipFMC.

Any resolution put to a vote at general meeting of TechnipFMC shall be decided by poll where each stockholder present and entitled to vote will have one vote for every TechnipFMC Share held.

FMCTI	Technip	TechnipFMC

TechnipFMC has not issued any shares which carry preferred rights of voting.

The DTR require a person to notify TechnipFMC of the percentage of its voting rights he holds as a stockholder, or through his direct or indirect holding of certain financial instruments, if the percentage of those voting rights reaches, exceeds or falls below 3%, or any 1% above 3%. TechnipFMC is required to make this information public as soon as possible, and in any event, by the end of the trading day following receipt of this notification. TechnipFMC will also be required to update the market of any changes to the total number of voting rights and capital in respect of each class of share it issues and the total number of voting rights attaching to shares of TechnipFMC which are held in treasury.

Approval of Mergers and Business Combinations

The DGCL requires, with limited exceptions, a merger, consolidation or sale of substantially all of the assets of a corporation to be approved by the corporation’s board of directors and a majority of the issued and outstanding shares entitled to vote thereon. However, a corporation or other entity owning at least 90% of the outstanding shares of a subsidiary corporation may effect a merger with or into such subsidiary by resolution of the board of directors of the parent and without any action on the part of the board of directors or of the other stockholders of the subsidiary.

Section 203 of the DGCL generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (i) the board of directors of the target corporation has approved, before the acquisition time, either the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who

In principle, under French law, the decision to purchase, dispose, lease or exchange assets, to dispose of a subsidiary or to purchase another company falls within the authority of the company’s management.

However, the French financial market authority recommends that companies listed on a regulated market call a stockholders’ general meeting prior to the disposal of assets that represent at least half of their total assets, to put such transaction to a simple majority vote.

Under French law, a merger of two companies requires the adoption and approval of a merger agreement by the board of directors, the executive board or the manager (depending on the form of the company) of the companies involved.

Prior to such decision, when there is a works council in the companies, the board of directors, the executive board or the manager of the companies must inform and consult such works council.

Following such decision, the merger and the merger agreement must be approved by the stockholders of the companies involved with a majority of at least two-thirds of the votes of the stockholders present or represented at the stockholders’ meeting.

In addition, French law provides for a

A stockholder vote is not generally required, under English law, to approve the sale, lease or exchange of all or substantially all of a company’s assets.

Under English law, TechnipFMC does not require stockholder approval to propose the acquisition of another company.

Under English law, where another company proposes to acquire TechnipFMC, the requirement for the approval of the stockholders of TechnipFMC depends upon the method of acquisition.

A takeover of an English public company may be carried out by a statutory scheme of arrangement between the target company and its stockholders. Schemes of arrangement are also used in certain types of compromises with creditors, amalgamations and capital reorganizations. In the context of an acquisition or takeover, such arrangements require the approval of: (i) a majority in number of stockholders representing 75% in value of the stockholders or class of stockholders present and voting either in person or by proxy at a special meeting called by order of the English court; and (ii) the English court. Once approved by the stockholders and the court and the court order is filed with the registrar of

FMCTI	Technip	TechnipFMC
are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer) or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.	simplified legal regime when the merger is between (i) a parent company and a wholly owned subsidiary or (ii)
a parent company and a subsidiary of which the share capital is owned at least at 90% by the parent company. In the first case, no stockholder vote is required, and in the second case, no stockholder vote is required at the parent level, unless, in both cases, a stockholder owning at least 5% of the parent company share capital requests the competent commercial court to call an extraordinary stockholders’ meeting to approve such merger.

companies, all stockholders and creditors of the relevant class are bound by the terms of a scheme.

Under English law, a statutory merger of TechnipFMC and another English public company, whether by the transfer by each company of their assets to a third public company or a transfer of the assets of the public companies to a new company (in each case as opposed to an acquisition of the entire issued share capital of another), requires, subject to exceptions, the approval of the stockholders of both TechnipFMC and the other English public limited company (in each case, by a majority in number, representing 75% in value, of each class of stockholders at a meeting).

Mandatory Tender Offer and Squeeze-out Thresholds
Pursuant to the DGCL, a corporation or other entity owning at least 90% of the outstanding shares of a subsidiary corporation may effect a merger with or into such subsidiary by resolution of the board of directors of the parent and without any action on the part of the board of directors or the other stockholders of the subsidiary.

French law provides that a stockholder acting alone or in concert, who owns directly or indirectly more than 30% of the share capital or of the voting rights of a company listed on a regulated market is obligated to immediately notify the AMF and to file a compulsory public tender offer for all of the share capital of the company and of the securities giving access to the voting rights of the company, such tender offer being subject to the compliance conditions set forth by the AMF.

The same provisions apply to natural or legal persons, acting alone or in concert, holding directly or indirectly a number of shares representing between 30% and 50% of the share capital and voting rights, and who, within a period of 12 consecutive months, raise their ownership of share capital or voting rights by more than 1% of the total number of the share capital or voting rights of the company.

Article L. 433-4 of the French Monetary and Financial Code and Articles 236-1 et seq. (public buy-out offer) and 237-1 et seq. (squeeze-out following any tender offer of the AMF General Regulation set out the conditions for filing a public buy-out offer and the conditions of implementation of a squeeze out for the minority stockholders of a company whose shares are listed on a regulated market.

The U.K. Takeover Code provides that if a person either: (i) acquires an interest in voting shares resulting in an aggregate holding, together with its concert parties, of 30% or more of the voting rights of a company subject to the U.K. Takeover Code; or (ii) increases the aggregate percentage interest it, together with its concert parties, has in such a company’s voting shares when it, together with its concert parties, is already interested in not less than 30% , but not more than 50%, of such a company’s voting rights, in both cases that person, except with the consent of the U.K. Takeover Panel, must make a mandatory cash offer, or offer with a cash alternative, for such company’s shares at a price not less than the highest price paid for any interest in the shares of that company acquired by that person or its concert parties in the previous 12 months. English law provides that where: (i) a takeover offer is made for shares (other than by way of a scheme of arrangement) and (ii) following the offer, the offeror has acquired or contracted to acquire not less than 90% in value of the shares to which the takeover offer relates, and not less than 90% of the voting rights carried by the shares to which the offer relates, the offeror may require the other stockholders who did not accept the offer to transfer their shares to the offeror on the terms of the offer. A dissenting stockholder may object to the transfer on the basis that the offeror is not entitled to acquire shares or to specify terms of acquisition different

FMCTI	Technip	TechnipFMC
from those in the offer by applying to the court within six weeks of the date on which notice of the transfer was given. In the absence of fraud or oppression, the court is unlikely to order that the transfer shall not take effect, but it may specify terms of the transfer that it finds appropriate. A minority stockholder is also entitled in similar circumstances to require the offeror to acquire his or her shares on the terms of the offer.
Related Party Transactions
The DGCL provides that a corporation may lend money to, or guarantee any obligation incurred by, its officers or employees if, in the judgment of the board of directors, the loan or guarantee may reasonably be expected to benefit the corporation.

The DGCL further provides that any other contract or transaction between the corporation and one or more of its directors or officers is neither void nor voidable solely because the interested director or officer was present, participates or votes at the board or board committee meeting that authorizes the contract or transaction, if either: (i) the director’s or officer’s interest is made known to the disinterested directors or the stockholders of the corporation, who thereafter approve the transaction in good faith; or (ii) the contract or transaction is fair to the corporation as of the time it is approved or ratified by either the board of directors, a committee thereof, or the stockholders.

Under French law, any transaction directly or indirectly between Technip, on the one hand, and a member of the Technip board of directors or a stockholder holding more than 10% of the total voting power of Technip, on the other hand, which cannot reasonably be considered in the ordinary course of business and which is not at arm’s length, requires the prior consent of the Technip board of directors.

Any such transaction concluded without the prior consent of the Technip board of directors can be nullified if it causes prejudice to Technip, and the related party (if a director) could be held liable.

The statutory auditors of Technip must also be informed of the transaction and must prepare a report to be submitted to the stockholders for their approval at the next general meeting. If the stockholders do not ratify the transaction, the transaction will remain enforceable by a third party against Technip, but Technip may in turn hold the related party (if a director) liable for any damages suffered. In addition, the transaction itself may be canceled if it is fraudulent.

Further, French law prohibits altogether certain transactions between Technip and related parties. For example, French law does not allow Technip to make any loan to any member of the Technip board of directors or his or her dependents, if such member is a natural person.

Directors who have an interest in a proposed transaction with TechnipFMC are required to declare the nature of their interest at a meeting of the directors or by notice. Furthermore, pursuant to the TechnipFMC Articles (and subject to certain specified exceptions) a director is not permitted to vote on any matter in which he or she has an interest that can reasonably be regarded as giving rise to a conflict of interests with TechnipFMC. This restriction may be suspended or relaxed, either generally or in respect of a particular matter, by an ordinary resolution of the stockholders or, in respect of a particular matter, by a resolution of the directors.

Under English law, substantial property transactions between TechnipFMC and its directors or any person connected with its directors will require the approval by ordinary resolution of the stockholders of TechnipFMC (an ordinary resolution will suffice, unless the TechnipFMC Articles specify a higher threshold).

A substantial property transaction is one involving the sale or purchase of a substantial non-cash asset (being an asset with a value greater than £100,000 or 10% of TechnipFMC’s asset value and is more than £5,000).

The approval of TechnipFMC’s stockholders may be provided either before the transaction in question is agreed or after the transaction is agreed, provided that the transaction is itself conditional on the receipt of stockholders’ approval.

TechnipFMC may provide a loan to a director or a person connected to a director if the transaction has been

FMCTI	Technip	TechnipFMC

approved by an ordinary resolution of TechnipFMC’s stockholders.

Prior to the vote on the ordinary resolution, TechnipFMC’s stockholders must have been provided with access to a memorandum setting out the nature of the proposed transaction, the amount of the loan and the purpose for which it is required and the extent of TechnipFMC’s liability under any transaction connected with the proposed loan.

English law also includes detailed provisions relating to quasi-loans and credit transactions with directors and persons connected to directors.

Stockholder Proposals
Under FMCTI’s by-laws, nominations of directors and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders by, subject to certain requirements, any stockholder of record who is entitled to vote at the meeting and who complies with specific notice procedures set forth in FMCTI’s by-laws.	Under French law, stockholders representing, individually or collectively, a portion of the share capital calculated according to a declining percentage (4% for the first €750,000 of the share capital, 2.50% for the portion of the share capital comprised between €750,000 and €7,500,000, 1% for the portion of the share capital comprised between €7,500,000 and €15,000,000, and 0.50% for the remainder of the share capital) have the right to propose a resolution to be included on the agenda for a general meeting of stockholders.

Such a request must be received by a company no later than the 25th day prior to the date of the general meeting and may specify the reasons for the resolution. Properly submitted requests must be considered at the general meeting and a company’s board of directors must respond at the general meeting to any questions submitted in writing by any stockholder.

Under English law, one or more stockholders holding at least 5% of the total voting rights (excluding voting rights attached to any treasury shares) of all stockholders who have the right to vote on a resolution or at least 100 stockholders who have a right to vote and hold (on average) at least £100 per stockholder of paid-up share capital will be able to require TechnipFMC to put a resolution before stockholders at the next annual general meeting (including, for the avoidance of doubt, a resolution electing a director). The request must be received at least six weeks before the relevant annual general meeting or, if later, the time at which notice of the meeting is given. If so requested, TechnipFMC will be required to give notice of the resolution in the same manner and at the same time (or as soon as reasonably practical thereafter) as the notice of the annual general meeting.

A resolution must be put to stockholders at a general meeting or annual general meeting, unless: it would, if passed be ineffective (whether by reason of inconsistency with any law or the TechnipFMC Articles); it is defamatory of any person; or it is frivolous or vexatious.

Such stockholders of TechnipFMC may also request TechnipFMC to include in the business to be dealt with at an annual general meeting any matter (other than a proposed resolution) which may be properly included in the business of such annual general meeting. The request

FMCTI	Technip	TechnipFMC

must be received at least six weeks before the relevant annual general meeting or, if later, the time at which notice of the meeting is given. If so requested, TechnipFMC will be required to give notice of the business to be dealt with in the same manner and at the same time (or as soon as reasonably practical thereafter) as the notice of the annual general meeting.

The TechnipFMC Articles impose further specific requirements on notice procedures a stockholder must comply with and the content of any stockholder notice.

FMCTI	Technip	TechnipFMC
Stockholder Information Rights
The DGCL allows any stockholder of a corporation the right to inspect a complete list of the stockholders entitled to vote at a meeting of stockholders, both during the time of the meeting and during the ten days preceding the meeting, for a purpose germane to the meeting. The DGCL allows any stockholder in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, during the usual hours for business to inspect for any proper purpose, and to make copies and extracts from: (i) a corporation’s stock ledger, a list of its stockholders, and its other books and records; and (ii) any subsidiary’s books and records, to the extent that: (a) the corporation has actual possession and control of such records of such subsidiary; or (b) the corporation could obtain such records through the exercise of control over such subsidiary, provided that as of the date of the making of the demand: (x) the stockholder inspection of such books and records of the subsidiary would not constitute a breach of an agreement between the corporation or the subsidiary and a person or persons not affiliated with the corporation; and (y) the subsidiary would not have the right under the law applicable to it to deny the corporation access to such books and records upon demand by the corporation.

Under French law, Technip must make available at its registered office, and stockholders may examine, a copy of the by-laws and a number of corporate records relating to Technip’s last three fiscal years, including annual accounts, consolidated financial statements, reports of the Technip board of directors and statutory auditors, a table showing results of operations for the last five years, proposed resolutions, information relating to the Technip board of directors and candidates to the Technip board of directors, the total overall compensation paid to Technip’s ten highest-paid employees, the total amount of charitable deductions made by Technip, information relating to the statutory auditor, the list of stockholders, the last social report, the list of delegations of power granted by the general meeting with respect to share capital increases.

In addition, French law provides stockholders with additional inspection rights between the date of publication of a general meeting notice and the date of the general meeting. Prior to such meeting, Technip stockholders have the right in the 15 days preceding the meeting to receive, upon request, or to inspect at Technip’s registered office, certain information, including the proposed resolutions and the report of the Technip board of directors, as well as the statutory auditors’ report.

Any stockholder has the right to order Technip’s French certificate of incorporation, by-laws and certain other corporate documents, in hard or soft copy, from the Nanterre Trade and Companies Register.

Any stockholder has the right to ask, at any time, to inspect and copy at Technip’s registered office, Technip’s key corporate and accounting records for the past three fiscal years.

Under English law, the register and index of names of stockholders of TechnipFMC may be inspected at any time (i) for free by its stockholders and (ii) for a fee by any other person. The inspecting stockholder has to show he or she has a proper purpose in inspecting the register. Documents may be copied for a fee.

The TechnipFMC Articles contain provisions stating that a complete list of the stockholders entitled to vote at a general meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder entitled to vote at the general meeting shall be open to the examination of any stockholder, for any purpose germane to a stockholder meeting, during ordinary business hours, for a period of at least ten days prior to the meeting. The list shall also be produced and kept at the meeting and may be inspected by any stockholder who is present.

Under English law, TechnipFMC must make available for inspection without charge by its stockholders at its registered office (or single alternative inspection location) minutes of all proceedings of general meetings for at least ten years. A stockholder may obtain copies of the minutes for a fee.

The service contracts of directors can be inspected without charge and during business hours. In this context under applicable English law, a “service contract” includes any contract under which such a director undertakes personally to provide services to TechnipFMC or a subsidiary company, whether in that person’s capacity as a director, an executive officer or otherwise. Where service contracts are not in writing, a written memorandum setting out the terms must be provided by TechnipFMC.

TechnipFMC must also send a copy of its annual accounts and reports for each financial year to every stockholder, every holder of its debentures and every person who is entitled to receive notice of general meetings pursuant to English law.

TechnipFMC will be required to ensure

FMCTI	Technip	TechnipFMC

that its annual accounts and reports are made available on a website and remain so available until the annual accounts and reports for TechnipFMC’s next financial year are made available in accordance with English law.

Under the DTR, TechnipFMC must publish its annual financial report within four months of the end of the financial year. The DTR contain certain requirements for the content of such annual financial reports; in particular, it must contain a corporate governance statement that complies with the requirements of the DTR.

TechnipFMC is also required by the DTR to produce and make public half-yearly financial reports that cover the first half of its financial year within three months after the end of the relevant period. The DTR contain certain requirements for the content of such half-yearly financial reports.

In addition, TechnipFMC will be required by English law to file specified documents with Companies House. Companies House operates a publicly accessible database (both physically and online) of filed documents and, therefore, certain documents pertaining to TechnipFMC will be available for members of the public to access, including: the certificates of incorporation, articles of association, annual returns, statements of capital, annual accounts, records of special resolutions passed and details of charges and mortgages.

Amendments of Organizational Documents

Pursuant to the DGCL, an amendment to FMCTI’s certificate of incorporation generally requires: (i) recommendation of the board of directors; (ii) the affirmative vote of a majority of the voting power of the outstanding stock entitled to vote; and (iii) the affirmative vote of a majority of the voting power of the outstanding stock of each class entitled to vote. However, under FMCTI’s certificate of incorporation, the amendment of certain provisions of the certificate of incorporation requires the affirmative vote of the holders of at least 80% of the total voting power of all classes of outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class.

Technip’s by-laws may only be amended with the approval of stockholders at an extraordinary general meeting. Such approval requires approval by a two-thirds majority of the votes of the stockholders present or represented.

Under English law, the TechnipFMC Articles may be amended by a special resolution of the TechnipFMC stockholders unless a provision is entrenched or is a right attached to a particular class of shares.

If a provision is “entrenched” that provision may only be amended or repealed if the stated conditions are met, or procedures are complied with, that are more restrictive than those applicable in the case of a special resolution.

Certain provisions of the TechnipFMC Articles are entrenched and may only be amended or removed by a unanimous resolution of the stockholders of TechnipFMC.

FMCTI	Technip	TechnipFMC
Under FMCTI’s certificate of incorporation, FMCTI’s by-laws may be adopted, amended or repealed by (i) a decision of FMCTI’s board of directors or (ii) the affirmative vote of the holders of at least 80% of the total voting power of all classes of outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class.		Until the conclusion of TechnipFMC’s annual general meeting in 2021 certain other provisions of the TechnipFMC Articles are also entrenched and may only be amended or removed upon recommendation of two-thirds of the entire board of directors and approval by special resolution of stockholders.
Indemnification of Directors and Officers

The DGCL permits a corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the person’s conduct was unlawful.

FMCTI’s certificate of incorporation and by-laws authorize FMCTI to indemnify its directors and officers to the fullest extent permitted by the DGCL.

French Law prohibits provisions of the governing documents that limit director or officer liability.

Any provision by which TechnipFMC directly or indirectly provides that purports to indemnify a director against liability in connection with any negligence, default, breach of duty or breach of trust in relation to TechnipFMC is void, except that TechnipFMC may: (i) purchase and maintain insurance against such liability; (ii) subject to certain limitations, provide a “qualifying third party indemnity” (being an indemnity against liability incurred by the director to a person other than the company or an associated company); (iii) provide an indemnity in respect of defense costs in relation to civil and criminal proceedings against the director or officer provided that the director or officer must reimburse the company if convicted in any criminal proceedings or if the defense of an action brought by TechnipFMC itself or an associated company is unsuccessful; and (iv) subject to certain limitations, provide a “qualifying pension scheme indemnity” (being an indemnity against liability incurred in connection with the company’s activities as trustee of an occupational pension plan).

The TechnipFMC Articles include a provision that allows TechnipFMC to exercise all powers to indemnify, subject to the provisions of English law, any person who is or was a director of TechnipFMC or an associated company against any loss or liability (including arising from the company or associated company’s role as trustee of an occupational pension scheme). The TechnipFMC Articles also include a provision that allows the exercise of all the powers of the company to purchase and maintain insurance for the benefit of any person who is or was a director, officer or employee of the company or any related company or for the trustee of any pension fund in which the

FMCTI	Technip	TechnipFMC
employees of the company or a related company are or have been interested.

FMCTI	Technip	TechnipFMC
Preemptive Rights / Preferential Subscription Rights
Pursuant to the DGCL, a stockholder is not entitled to preemptive rights to subscribe for additional issuances of stock or any security convertible into stock unless they are specifically granted in the certificate of incorporation.

French law provides that existing stockholders have preferential rights to subscribe on a pro rata basis shares or other securities issued by a company that give a right, directly or indirectly, to subscribe equity securities issued by the company for cash. Such preferential subscription rights may be sold during the subscription period relating to a particular offering.

Preferential subscription rights with respect to any particular offering can be waived upon by a decision of an extraordinary general meeting (approval by a two-thirds majority of the votes of the stockholders present or represented). French Law requires a company’s board and independent auditors to present reports that specifically address any proposal to waive preferential subscription rights.

In the event of a waiver in favor of a named person or group of persons, the issuance must be completed no later than 18 months after the extraordinary general meeting.

Under English law: (i) equity securities; or (ii) rights to subscribe for, or convert securities into, such equity securities, issued for cash must be offered first to the existing ordinary stockholders in proportion to their respective holdings. English law permits a company’s stockholders to exclude preemptive rights by special resolution or by including a provision in a company’s articles of association, for a period of up to five years.

Pre-emptive rights do not apply to a company’s issuance of shares in exchange for non-cash consideration and issuance of shares in respect of an employee incentive plan that is compliant with the requirements of English law.

Stockholders’ right of pre-emption in respect of the allotment of equity securities pursuant to English law has been disapplied by the TechnipFMC Articles for the first five years after their adoption. The TechnipFMC Articles provide that the directors will have authorization (without the need for further stockholder approval) to allot and issue shares, or to grant rights to subscribe for, or to convert or exchange any securities into shares, up to a maximum aggregate nominal amount (i.e.,  par value) representing 20% of the number of shares in the capital of TechnipFMC as of the time of adoption of the TechnipFMC Articles for cash, free of statutory pre-emption rights.

Renewal (by stockholder approval) of the authorization to allot and issue shares and exclusion of statutory pre-emption rights is expected to be sought at least once every five years, and possibly more frequently.

Dividends, Repurchases and Redemptions

Dividends

The DGCL provides that, subject to any restrictions in a corporation’s certificate of incorporation, dividends may be declared from the corporation’s surplus, or if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Dividends may not be declared out of net profits, however, if the corporation’s capital has been diminished to an amount less than the

Dividends

Under French law and Technip’s by-laws, dividends may be distributed from “distributable profits,” which, in each fiscal year, consist of: (i) Technip’s net profits for the fiscal year; less (ii) any required contribution to Technip’s legal reserve fund under French law; plus (iii) any additional profits that Technip reported, but did not distribute in its prior fiscal years; less (iv) any loss

Dividends

Provided always that TechnipFMC has sufficient distributable reserves available, the TechnipFMC board of directors and the stockholders (in respect of an amount not exceeding the board of director’s recommendation) have the power to declare and pay dividends.

For these purposes “distributable reserves” means (i) a company’s

FMCTI	Technip	TechnipFMC

aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets is repaired. Furthermore, the DGCL generally provides that a corporation may redeem or repurchase its shares only if the redemption or repurchase would not impair the capital of the corporation.

Repurchases and Redemptions

Pursuant to the DGCL, a corporation may purchase, redeem, receive, take or otherwise acquire, own and hold, sell, lend, exchange, transfer or otherwise dispose of, pledge, use and otherwise deal in and with its own shares; provided, however, that no corporation shall: (i) purchase or redeem its own shares of capital stock for cash or other property when the capital of the corporation is impaired or when such purchase or redemption would cause any impairment of the capital of the corporation, except that a corporation may purchase or redeem out of capital any of its own shares which are entitled upon any distribution of its assets, whether by dividend or in liquidation, to a preference over another class or series of its stock, or, if no shares entitled to such a preference are outstanding, any of its own shares, if such shares will be retired upon their acquisition and the capital of the corporation reduced; (ii) purchase, for more than the price at which they may then be redeemed, any of its shares which are redeemable at the option of the corporation; or (iii) redeem any of its shares unless their redemption is authorized by a subsection of the DGCL and then only in accordance with such section and the certificate of incorporation.

Generally, pursuant to the DGCL, a corporation has a right to resell any of its shares theretofore purchased or redeemed and which have not been retired, for such consideration as shall be fixed by the board of directors.

carried forward from prior fiscal years; plus any reserves available for distribution.

Technip must establish and maintain a minimum legal reserve of 5% of Technip’s net income each year up to an amount equal to one-tenth of the aggregate nominal value of Technip’s share capital.

Under the Technip by-laws, any remaining distributable profits will be appropriated to retained profit to be carried forward for the next year or allocated to one or more general or special reserves, or distributed as a dividend, at the discretion of Technip’s stockholders.

Technip may, subject to the provisions of French law, distribute interim dividends prior to the approval of the annual accounts by the stockholders, provided that the amount of any interim dividends does not exceed the amount of distributable profits (excluding distributable reserves).

Repurchases

Technip stockholders at an extraordinary general meeting may authorize the Technip board of directors to purchase a fixed number of Technip Shares and to cancel them through a capital reduction.

In addition, Technip stockholders at an ordinary general meeting may authorize the Technip board of directors to acquire Technip Shares on the market or from particular stockholders, up to a maximum of 10% of Technip’s share capital, and to decide on the use of the shares acquired (in accordance with the safe harbor rules regarding market abuse regulations), such as cancellation, delivery to holders of securities giving access to shares or stock options, acquisitions and market making. For a cancellation, the extraordinary general meeting may authorize the Technip board of directors to cancel treasury shares representing up to 10% of Technip’s share capital. Technip may not, at any time, hold treasury shares representing more than 10% of its share capital.

accumulated realized profits (to the extent that they have not been previously used by distribution or capitalization) less (ii) its accumulated realized losses (to the extent that they have not been previously written off in a reduction or reorganization of capital duly made).

In addition, under English law, TechnipFMC will not be permitted to declare and pay a dividend if, at the time of the dividend, the amount of its net assets is less than the aggregate of its issued and called-up share capital and undistributable reserves or to the extent that the dividend will reduce the net assets below such amount.

So-called “interim” dividends are decided solely by the TechnipFMC board of directors and “final” dividends are declared by stockholders following a recommendation from the board of directors.

Dividends become a debt payable to the stockholders, in the case of final dividends, when they are approved by the stockholders and, in the case of interim dividends, when they are paid (rather than when the board of directors resolves to pay the interim dividend). In accordance with the TechnipFMC Articles, dividends can be paid in any currency or currencies that the board of directors shall determine.

The TechnipFMC Articles provide that a dividend may be satisfied wholly or partly by the distribution of assets, including (without limitation) paid up shares or debentures of another corporation.

The TechnipFMC Articles also provide that the board of directors may offer any stockholder the right to elect to receive fully paid shares instead of cash in respect of the whole or some part (to be determined by the board of directors) of all or any dividend.

The entitlement to a dividend lapses if unclaimed for 12 years.

Repurchases

As a listed company, TechnipFMC can engage in “off-market” purchases of its own shares subject to the following conditions being satisfied: (i) the articles

FMCTI	Technip	TechnipFMC
For such time as Technip Shares are held by Technip in treasury, they are deprived of dividend rights and voting rights.

must not forbid the buy-back of shares (which is satisfied in the case of the TechnipFMC Articles); (ii) the buy-back will be made pursuant to a contract which has been approved by ordinary resolution of its stockholders; and (iii) TechnipFMC must have the necessary funds available to acquire the relevant shares, being either distributable profits or the proceeds from a fresh issue of shares.

An ordinary resolution, which would approve certain contracts pursuant to which TechnipFMC would be able to make “off-market” purchases from selected investment banks, is anticipated to be adopted prior to the Effective Time of the Mergers.

A purchase by TechnipFMC of its own shares will trigger disclosure obligations to the market under the DTR.

Redemptions

TechnipFMC may redeem outstanding redeemable shares, if any, subject to such conditions and procedures as the directors may have determined on or prior to the allotment and issuance of such shares. TechnipFMC may redeem or purchase shares only if the shares are fully paid and only out of distributable profits or the proceeds of a new issue of shares made for the purpose of the redemption.

The TechnipFMC Articles permit TechnipFMC to issue redeemable shares.

Stockholders Suits

Pursuant to the DGCL, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must: (i) state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; and (ii) allege with particularity (a) the efforts, if any, made by the plaintiff to obtain the action the plaintiff desires from the directors; or (b) the reasons for the plaintiff’s failure to obtain the action or for not making the effort. Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the court.

Under French law a single stockholder, irrespective of the percentage of shares such stockholder owns, or a group of stockholders owning a holding greater than (approximately) 0.5% of the share capital, may initiate a derivative action (action sociale) against one or more directors or officers in order to obtain reparation for damages suffered by the company as a result of their mismanagement.

A stockholder may engage an action against one or more directors or officers in order to have his personal damage repaired to the extent such damage is distinct from the damage caused to the company.

In addition, one or more stockholders

Under English law, generally, TechnipFMC, rather than its stockholders, will be the proper claimant in an action in respect of a wrong done to TechnipFMC or where there is an irregularity in TechnipFMC’s internal management.

Notwithstanding this general proposition, English law provides that (i) a court may allow a stockholder to bring a derivative claim (that is, an action in respect of and on behalf of TechnipFMC) against a director and/or third party in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust and (ii) a stockholder may bring a claim for a court order where TechnipFMC’s affairs have been or are being conducted

FMCTI	Technip	TechnipFMC
An individual may also maintain a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met.	holding more than 5% of the registered capital of a French company may petition a court to appoint one or more experts to evaluate specific acts of management (expertise de gestion). The percentage is lower (1% in the case of Technip) for stockholders grouped in an association representing their interests.

in a manner that is unfairly prejudicial to some or all of its stockholders, or that an actual or proposed act or omission by TechnipFMC is or would be so prejudicial.

The U.K. Limitation Act 1980 imposes a limitation period, with certain exceptions, for civil claims. The period in England and Wales is six years in respect of actions in contract and tort, and twelve years for breach of any obligation in a deed. The period starts to run on the date the action accrued. In the case of contract, this is the date on which the breach occurred, and in tort, this is the date on which the damage occurred.

Note that there is no limitation period for the bringing of an unfair prejudice petition. However, the longer a petitioner delays, the greater the risk they will be found to have acquiesced in any unfairly prejudicial acts of omissions of which they are aware. In addition, the court has discretion to refuse to entertain a petition where it is brought after a period of inordinate and unexplained delay.

9.3.	Material Contracts

Save as disclosed under the sections entitled “Business Overview—Technip— Material Contracts” and “—FMC Technologies—Material Contracts”, none of TechnipFMC, Technip nor FMCTI has entered into any material contracts during the periods covered by the historical financial information of Technip and FMCTI, or during the period between June 30, 2016 and September 30, 2016 (being the latest practicable date prior to the publication of this Information Document).

9.4.	Related Party Transactions

Save as disclosed under the sections entitled “Business Overview— Technip—Related Party Transactions” and “—FMC Technologies —Related Party Transactions” of this Information Document, none of TechnipFMC, Technip nor FMCTI has entered into any related party transactions during the periods covered by the historical financial information of Technip and FMCTI, or during the period between June 30, 2016 and September 30, 2016 (being the latest practicable date prior to the publication of this Information Document).

9.5.	Information relating to FMCTI

The information relating to FMCTI set forth in this Information Document (including FMCTI financial information used for the preparation of the unaudited pro forma financial information) derives from information prepared by FMCTI.

10.	DOCUMENTS ON DISPLAY

During the period of validity of this Information Document, the documents listed below, or the copies thereof, may be consulted at Technip at 89, avenue de la Grande Armée, 75116 Paris, France:

-	the certificate of incorporation and articles of association of TechnipFMC;

-	all reports, letters, and other documents, historical financial information, valuations and statements prepared by any expert at Technip, FMCTI or TechnipFMC's request and any part of which is included in the Information Document;

-	the historical financial information of Technip and FMCTI as listed in the section entitled “Financial Information Concerning the Group’s Assets and Liabilities, Financial Position and Profit and Losses” of this Information Document.

ANNEX 1
Technip Unaudited Interim Condensed Consolidated Financial Statements
for the Six Months Ended June 30, 2016 and Review Report of the Statutory Auditors

[Attached]

This is a free translation into English of the Statutory Auditors’ review report on the half-year consolidated financial statements issued in French and it is provided solely for the convenience of English-speaking users. This report also includes information relating to the specific verification of information given in the Group’s half-year management report. This report should be read in conjunction with and construed in accordance with French law and professional standards applicable in France.

Statutory Auditors’ Review Report on the First Half-Year Financial Information

To the Shareholders,

In compliance with the assignment entrusted to us by your Annual General Meeting and in accordance with the requirements of article L.451-1-2 III of the French Monetary and Financial Code (Code monétaire et financier), we hereby report to you on:

• the review of the accompanying condensed half-year consolidated financial statements of Technip, for the period from January 1 to June 30, 2016, and;

• the verification of the information contained in the half-year management report.

These condensed half-year consolidated financial statements are the responsibility of the Board of Directors. Our role is to express a conclusion on these financial statements based on our review.

Conclusion on the financial statements

We conducted our review in accordance with the professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-year consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 – standard of the IFRS as adopted by the European Union applicable to interim financial information.

Specific verification

We have also verified the information presented in the half-year management report in respect of the condensed half-year financial statements subject to our review.

We have no matters to report as to its fair presentation and its consistency with the condensed half-year consolidated financial statements.

Neuilly-sur-Seine and Paris-La Défense, July 27, 2016

The statutory auditors French original signed by:
PricewaterhouseCoopers Audit	ERNST & YOUNG et Autres

Edouard Demarcq	Jean-Christophe Goudard

Bernard Gainnier	Pascal Macioce

1 – CONSOLIDATED STATEMENT OF INCOME

In millions of Euro	Notes	1st Half-Year 2016	1st Half-Year 2015
Revenues	-	4,287.4	5,336.4
Cost of Sales	-	(3,529.3)	(4,738.9)
Gross Margin	-	758.1	597.5
Research and Development Costs	-	(41.1)	(41.6)
Selling Costs	-	(103.3)	(105.6)
Administrative costs	-	(157.6)	(203.8)
Other Operating Income	-	6.1	2.2
Other Operating Expenses	-	(8.0)	(1.5)
Operating Income / (Loss) from Recurring Activities	-	454.2	247.2
Share of Income / (Loss) of Equity Affiliates	-	13.2	17.5
Operating Income / (Loss) from Recurring Activities after Income / (Loss) of Equity Affiliates	-	467.4	264.7
Income / (Loss) from Sale of Activities	-	-	-
Charges from Non-Current Activities	-	(104.3)	(403.8)
Operating Income / (Loss)	-	363.1	(139.1)
Financial Income	4	458.0	309.5
Financial Expenses	4	(521.4)	(375.7)
Income / (Loss) before Tax	-	299.7	(205.3)
Income Tax Expense	5	(62.3)	(10.9)
Income / (Loss) from Continuing Operations		237.4	(216.2)
NET INCOME / (LOSS) FOR THE PERIOD	-	237.4	(216.2)
Attributable to:	-	-	-
Shareholders of the Parent Company	-	237.7	(220.8)
Non-Controlling Interests	-	(0.3)	4.6

Earnings per Share (in Euro)	6	2.00	(1.95)
Diluted Earnings per Share (in Euro)	6	1.97	(1.95)

2 – CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

In millions of Euro	1st Half-Year 2016	1st Half-Year 2015
Net Income / (Loss) for the Period	237.4	(216.2)
Other Comprehensive Income	-	-

Other Comprehensive Income to Be reclassified to Statement of Income in Subsequent Periods:	43.9	166.8

Exchange Differences on Translating Entities Operating in Foreign Currency	(45.1)	235.2

Fair Value Adjustment on Available-for-Sale Financial Assets	4.5	0.4
Income Tax Effect	-	-

Cash Flow Hedging	126.0	(100.8)
Income Tax Effect	(41.5)	32.0

Other Comprehensive Income not Being Reclassified to Statement of Income in Subsequent Periods:	(14.5)	7.4

Actuarial Gains / (Losses) on Defined Benefit Plans	(18.5)	10.0
Income Tax Effect	4.0	(2.6)
COMPREHENSIVE INCOME FOR THE PERIOD	266.8	(42.0)
Attributable to:	-	-
Shareholders of the Parent Company	267.0	(48.2)
Non-Controlling Interests	(0.2)	6.2

3 – CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Assets

In millions of Euro	Notes	June 30, 2016	December 31, 2015
Property, Plant and Equipment, Net	7	2,472.4	2,574.9
Intangible Assets, Net	8	3,567.2	3,582.5
Investments in Equity Affiliates	-	146.6	131.4
Other Financial Assets	-	186.5	221.2
Deferred Tax Assets	-	455.0	430.4
Available-For-Sale Financial Assets	9	33.5	29.0
Total Non-Current Assets		6,861.2	6,969.4
Inventories	-	408.6	431.3
Construction Contracts - Amounts in Assets	10	647.8	637.6
Advances Paid to Suppliers	-	101.0	160.4
Derivative Financial Instruments	-	120.9	47.1
Trade Receivables	-	1,966.5	1,668.2
Current Income Tax Receivables	-	271.8	220.3
Other Current Receivables	-	634.2	589.2
Cash and Cash Equivalents	11	2,808.3	2,919.1
Total Current Assets		6,959.1	6,673.2
Assets Classified as Held for Sale	-	0.7	26.4
TOTAL ASSETS	-	13,821.0	13,669.0

Equity and Liabilities

In millions of Euro	Notes	June 30, 2016	December 31, 2015
Share Capital	12(a)	93.3	90.8
Share Premium	-	2,302.3	2,162.1
Retained Earnings	-	2,256.0	2,477.4
Treasury Shares	12(c)	(31.1)	(55.2)
Foreign Currency Translation Reserves	-	58.6	103.8
Fair Value Reserves	-	(201.3)	(287.6)
Net Income	-	237.7	45.1
Total Equity Attributable to Shareholders of the Parent Company		4,715.5	4,536.4
Non-Controlling Interests		8.3	8.5
Total Equity		4,723.8	4,544.9
Non-Current Financial Debts	13	1,555.5	1,626.0
Non-Current Provisions	14	216.2	242.0
Deferred Tax Liabilities	-	145.4	175.4
Other Non-Current Liabilities	-	43.7	32.2
Total Non-Current Liabilities		1,960.8	2,075.6
Current Financial Debts	13	748.0	937.1
Trade Payables	-	2,554.1	2,480.4
Construction Contracts - Amounts in Liabilities	10	815.9	908.4
Derivative Financial Instruments	-	280.2	334.4
Current Provisions	14	521.9	433.7
Current Income Tax Payables	-	331.7	200.0
Other Current Liabilities	-	1,884.6	1,754.5
Total Current Liabilities		7,136.4	7,048.5
Total Liabilities		9,097.2	9,124.1
TOTAL EQUITY AND LIABILITIES	-	13,821.0	13,669.0

4 – CONSOLIDATED STATEMENT OF CASH FLOWS

In millions of Euro	1st Half-Year 2016	1st Half-Year 2015
Net Income for the Year (including Non-Controlling Interests)	237.4	(216.2)
Adjustments for:	-	-
Depreciation and Impairment of Property, Plant and Equipment	123.6	175.8
Amortization and Impairment of Intangible Assets	9.0	10.3
Non-Cash Convertible Bond Expense	12.5	15.1
Charge related to Share-Based Payment and Employee Saving Plan (“Plan d’Epargne Entreprise”)	8.4	15.2
Non-Current Provisions (Including Pensions and other Long-Term Employee Benefits Plans)	5.0	137.6
Share of Income/(Loss) of Equity Affiliates (net of Distributed Dividends)	36.0	(12.8)
Net (Gains)/Losses on Disposal of Assets and Investments	13.0	(26.7)
Deferred Income Tax (Credit)/Expense	(79.5)	(96.8)
	365.4	1.5
(Increase)/Decrease in Working Capital Requirement	17.1	56.2
Net Cash Generated/(Used) from Operating Activities	382.5	57.7
Purchases of Property, Plant and Equipment	(53.3)	(140.2)
Proceeds/(Losses) from Disposal of Property, Plant and Equipment	9.4	1.9
Purchases of Intangible Assets	(8.5)	(4.2)
Proceeds/(Losses) from Disposal of Intangible Assets	-	0.1
Acquisitions of Financial Assets	-	(2.5)
Proceeds/(Losses) from Disposal of Financial Assets	(80.6)	-
Acquisition Costs of Consolidated Companies, net of Cash Acquired	-	(32.4)
Net Cash Generated/(Used) in Investing Activities	(133.0)	(177.3)
Increase in Borrowings	406.6	17.8
Decrease in Borrowings	(668.4)	(125.4)
Capital Increase	0.7	21.3
Dividends Paid	(100.8)	(88.9)
Net Cash Generated/(Used) from Financing Activities	(361.9)	(175.2)
Net Effects of Foreign Exchange Rate Changes	1.6	109.5
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(110.8)	(185.3)
Cash and Cash Equivalents as of January 1	2,919.1	2,685.6
Bank Overdrafts as of January 1	(0.1)	(0.9)
Cash and Cash Equivalents as of June 30	2,808.3	2,499.7
Bank Overdrafts as of June 30	(0.1)	(0.3)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(110.8)	(185.3)

5 – CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

In millions of Euro	Share Capital	Share Premium	Retained Earnings	Treasury Shares	Foreign Currency Translation Reserves	Fair Value Reserves	Net Income - Parent Company	Share- holders’ Equity - Parent Company	Shareholders’ Equity - Non- Controlling Interests	Total Share- holders’ Equity
As of January 1, 2016	90.8	2,162.1	2,477.4	(55.2)	103.8	(287.6)	45.1	4,536.4	8.5	4,544.9
Net Income of 1st half year 2016	-	-	-	-	-	-	237.7	237.7	(0.3)	237.4
Other Comprehensive Income	-	-	-	-	(45.2)	74.5	-	29.3	0.1	29.4
Total Comprehensive Income of 1st Half Year 2016	-	-	-	-	(45.2)	74.5	237.7	267.0	(0.2)	266.8
Capital Increase	2.5	140.2	(6.1)	-	-	-	-	136.6	-	136.6
Appropriation of Net Income 2015	-	-	45.1	-	-	-	(45.1)	-	-	-
Dividends	-	-	(236.6)	-	-	-	-	(236.6)	-	(236.6)
Treasury Shares	-	-	(21.5)	24.1	-	-	-	2.6	-	2.6
Valuation of Share-based Payment and Employee Savings Plan (“Plan d’Epargne Entreprise”)	-	-	8.4	-	-	-	-	8.4	-	8.4
Other	-	-	(10.7)	-	-	11.8	-	1.1	-	1.1
AS OF JUNE 30, 2016	93.3	2,302.3	2,256.0	(31.1)	58.6	(201.3)	237.7	4,715.5	8.3	4,723.8
As of January 1, 2015	86.9	1,934.8	2,260.1	(96.9)	(19.2)	(238.9)	436.6	4,363.4	11.8	4,375.2
Net Income of 1st half year 2015	-	-	-	-	-	-	(220.8)	(220.8)	4.6	(216.2)
Other Comprehensive Income	-	-	-	-	233.6	(61.0)	-	172.6	1.6	174.2
Résultat global du premier semestre 2015	-	-	-	-	233.6	(61.0)	(220.8)	(48.2)	6.2	(42.0)
Capital Increase	2.4	155.8	-	-	-	-	-	158.2	-	158.2
Appropriation of Net Income 2014	-	-	436.6	-	-	-	(436.6)	-	-	-
Dividends	-	-	(225.8)	-	-	-	-	(225.8)	-	(225.8)
Treasury Shares	-	-	(32.8)	37.4	-	-	-	4.6	-	4.6
Valuation of Share-based Payment and Employee Savings Plan (“Plan d’Epargne Entreprise”)	-	-	15.2	-	-	-	-	15.2	-	15.2
Other	-	-	0.8	-	-	-	-	0.8	2.3	3.1
AS OF JUNE 30, 2015	89.3	2,090.6	2,454.1	(59.5)	214.4	(299.9)	(220.8)	4,268.2	20.3	4,288.5

6 – NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Technip’s principal businesses are as follows:

-       lump sum or cost-to-cost engineering service contracts performed over a short period;

-       engineering, manufacturing, installation and commissioning service contracts lasting approximately 12 months; and

-       turnkey projects related to complex industrial facilities with engineering, procurement, construction and start-up in accordance with industry standards and a contractual schedule. The average duration of these contracts is three years, but can vary depending on the contract.

The consolidated financial statements are expressed in millions of Euro and all values are rounded to the nearest thousand, unless specified otherwise. The condensed interim consolidated financial statements have been approved by the Board of Directors as of July 28, 2016.

Note 1 – Accounting Principles

(a)       Interim Condensed Information

The condensed interim consolidated financial statements for the six-month period ended June 30, 2016 have been prepared in accordance with IAS 34 Interim Financial Reporting, standard of the IFRS framework as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union. IFRS as endorsed by the European Union are available on the website of the European Union (http://ec.europa.eu/internal_market/accounting/ias/index_en.htm).

The condensed interim consolidated financial statements only include a selection of disclosures and notes and thus must be read in conjunction with the full year consolidated financial statements as of December 31, 2015.

Proposed business combination agreement with FMC Technologies Inc

On June 14, 2016, Technip entered into a definitive agreement under which it would combine with FMC in an all-share merger. The new group will be renamed TechnipFMC. The transaction is expected to close early 2017, subject to the approvals of Technip and FMCTI shareholders, regulatory approvals and consents, as well as other customary closing conditions. Other than certain costs recorded as non-current operating charges, the merger has had no other impact on the condensed consolidated interim financial statements as of June 30, 2016.

(b)        Accounting Framework

The accounting policies applied in the condensed interim consolidated accounts for the six-month period ended June 30, 2016 are in conformity with those applied and detailed in the consolidated financial statements as of December 31, 2015.

(c)       Accounting Rules and Estimates

Interim condensed consolidated financial statements have been prepared in accordance with the IFRSs: fair presentation, consistency, going concern, relative extent and business combinations.

The preparation of financial statements in compliance with the IFRSs requires the use of certain critical accounting estimates. The main assessments and accounting assumptions made in the Group’s financial statements relate to the construction contracts, to the valuation of Group exposure to litigations, to recoverable goodwill valuation and to the valuation of income tax assets resulting from carry-forward tax losses.

Note 2 – Scope of Consolidation

2016 Significant Changes

On March 31, 2016, Technip sold the totality of its fully owned subsidiaries Technip Germany Holding GmbH and Technip Germany GmbH to Atop Beteiligungs GmbH. A net loss of €21.6 million was recorded on the first half-year as regards this disposal.

2015 Significant Changes

On May 29, 2015, Technip acquired the remaining 50% of Doftech DA’s shares from DOF Subsea AS. As a consequence, Doftech DA previously consolidated by equity method is consolidated at 100% by global integration. In addition, Technip becomes the sole owner of the Skandi Arctic, a diving support vessel specially designed to meet the North Sea market requirements.

Note 3 – Segment Information

INFORMATION BY BUSINESS SEGMENT

The three business segments as reported to the main operating decision-maker, the Group Executive Committee, are organized as following:

-       the Subsea segment includes the design, manufacture, procurement and installation of subsea equipment;

-       the Onshore/Offshore segment includes the entire engineering and construction business for petrochemical and refining plants as well as facilities for developing onshore oil and gas fields (including gas treatment units, liquefied natural gas (LNG) units and onshore pipelines). It also includes the renewable energies and the engineering and construction of non-petroleum facilities; as well as the design and construction of fixed or floating facilities and surface installations; and

-       the Corporate segment includes holding company activities and central services rendered to Group subsidiaries, including IT services and reinsurance activity.

The items related to segment result disclosed by Technip in its business segment information are the “Operating Income / (Loss) from Recurring Activities” and the “Operating Income / (Loss)”. As a result, the segment result does not include financial income and expenses (except financial result on contracts) or income tax expense (because of shared treasury and tax management).

Adjustment items relate to the proportionate integration of incorporated entities linked to construction contracts in joint arrangements.

Joint arrangements in which the Group holds investments could be classified in two categories: those set up for the purpose of fulfilling a defined construction contract and those set up to build and operate vessels, principally flexible pipeline installation vessels (PLSVs) in Brazil. The fulfillment of contracts in joint arrangement being the core business of Technip, the Group should continue to release its contracts in partnership using the proportionate method whatever the legal structuration of the joint arrangement and whether or not the constitution of an incorporated legal entity is scheduled to host partly or fully the contract. The objective is to disclose all relevant financial information to the Group management and to the different participants of the financial markets.

Entities holding pipeline installation vessels should remain consolidated as equity affiliates as their management and operational methods intrinsically correspond to the concept of joint ventures as described in IFRS 11.

(a)       Information by Business Segment

	1st Half-Year 2016
In millions of Euro	Subsea	Onshore / Offshore	Corporate	Non Allocable and Eliminations	Total Continuing Operations	Discontinued Operations	Total Adjusted	Adjustments	Total consolidated
Revenues	2,751.6	2,823.4	-	-	5,575.0	-	5,575.0	(1,287.6)	4,287.4
Gross Margin	509.2	294.1	-	-	803.3	-	803.3	(45.2)	758.1
Operating Income / (Loss) from Recurring Activities	377.2	141.3	(28.4)	-	490.1	-	490.1	(35.9)	454.2
Share of Income / (Loss) of Equity Affiliates	4.3	1.9	-	-	6.2	-	6.2	7.0	13.2
Operating Income / (Loss) from Recurring Activities after Income / (Loss) of Equity Affiliates	381.5	143.2	(28.4)	-	496.3	-	496.3	(28.9)	467.4

	1st Half-Year 2016
In millions of Euro	Subsea	Onshore / Offshore	Corporate	Non Allocable and Eliminations	Total Continuing Operations	Discontinued Operations	Total Adjusted	Adjustments	Total consolidated
Income / (Charges) from Disposal of Activities	-	-	-	-	-	-	-	-	-
Income / (Charges) from Non-Current Activities	-	-	-	(104.3)	(104.3)	-	(104.3)	-	(104.3)
Operating Income / (Loss)	381.5	143.2	(28.4)	(104.3)	392.0	-	392.0	(28.9)	363.1
Financial Income / (Expense)	-	-	-	-	(67.3)	-	(67.3)	3.9	(63.4)
Income Tax Expense	-	-	-	-	(87.3)	-	(87.3)	25.0	(62.3)
Discontinued Operations	-	-	-	-	-	-	-	-	-
NET INCOME / (LOSS) FOR THE PERIOD	-	-	-	-	237.4	-	237.4	-	237.4
Other Segment Information	-	-	-	-	-	-	-	-	-
Backlog (1)	5,877.7	7,655.5	-	-	13,533.2	-	13,533.2	NA	NA
Order Intake (2)	1,200.9	1,211.8	-	-	2,412.7	-	2,412.7	NA	NA

	1st Half-Year 2015
In millions of Euro	Subsea	Onshore / Offshore	Corporate	Non Allocable and Eliminations	Total Continuing Operations	Discontinued Operations	Total Adjusted	Adjustments	Total consolidated
Revenues	2,841.4	3,140.3	-	-	5,981.7	-	5,981.7	(645.3)	5,336.4
Gross Margin	540.3	62.3	-	-	602.6	-	602.6	(5.1)	597.5
Operating Income / (Loss) from Recurring Activities	398.5	(107.4)	(39.0)	-	252.1	-	252.1	(4.9)	247.2
Share of Income / (Loss) of Equity Affiliates	17.0	(0.3)	-	-	16.7	-	16.7	0.8	17.5
Operating Income / (Loss) from Recurring Activities after Income / (Loss) of Equity Affiliates	415.5	(107.7)	(39.0)	-	268.8	-	268.8	(4.1)	264.7
Income / (Charges) from Disposal of Activities	-	-	-	-	-	-	-	-	-
Income / (Charges) from Non-Current Activities	-	-	-	(403.8)	(403.8)	-	(403.8)	-	(403.8)
Operating Income / (Loss)	415.5	(107.7)	(39.0)	(403.8)	(135.0)	-	(135.0)	(4.1)	(139.1)
Financial Income / (Expense)	-	-	-	-	(67.3)	-	(67.3)	1.1	(66.2)
Income Tax Expense	-	-	-	-	(13.9)	-	(13.9)	3.0	(10.9)
Discontinued Operations	-	-	-	-	-	-	-	-	-
NET INCOME / (LOSS) FOR THE PERIOD	-	-	-	-	(216.2)	-	(216.2)	-	(216.2)
Other Segment Information	-	-	-	-	-	-	-	-	-
Backlog (1)	9,420.0	9,404.0	-	-	18,824.0	-	18,824.0	NA	NA
Order Intake (2)	1,924.9	1,085.7	-	-	3,010.6	-	3,010.6	NA	NA

(1)	Corresponds to ongoing contracts to be delivered. The backlog is defined as the difference at a specified date between the aggregate contractual sale price of all contracts in force and the cumulative revenues recognized from these contracts as of that date.

(2)	Corresponds to signed contracts which have come into force during the reporting period.

(b)       Reconciliation between Adjusted and Consolidated Items

As specified in Note 3 – Segment Information, adjustments items on Group financial statements relate to the proportionate integration of incorporated entities linked to construction contracts in joint arrangements. Adjusted financial statements and their reconciliation with consolidated financial statements as per IFRS are disclosed as following.

	6 mois
In millions of Euro	1st Half-Year 2016 Adjusted	Adjustments	1st Half-Year 2016 Consolidated
Revenues	5,575.0	(1,287.6)	4,287.4
Cost of Sales	(4,771.7)	1,242.4	(3,529.3)
Gross Margin	803.3	(45.2)	758.1
Research and Development Costs	(41.1)	-	(41.1)
Selling Costs	(103.3)	-	(103.3)
Administrative costs	(167.9)	10.3	(157.6)
Other Operating Income	7.0	(0.9)	6.1
Other Operating Expenses	(7.9)	(0.1)	(8.0)
Operating Income / (Loss) from Recurring Activities	490.1	(35.9)	454.2
Share of Income / (Loss) of Equity Affiliates	6.2	7.0	13.2
Operating Income / (Loss) from Recurring Activities after Income / (Loss) of Equity Affiliates	496.3	(28.9)	467.4
Income / (Loss) from Sale of Activities	-	-	-
Charges from Non-Current Activities	(104.3)	-	(104.3)
Operating Income / (Loss)	392.0	(28.9)	363.1
Financial Income	456.8	1.2	458.0
Financial Expenses	(524.1)	2.7	(521.4)
Income / (Loss) before Tax	324.7	(25.0)	299.7
Income Tax Expense	(87.3)	25.0	(62.3)
Income / (Loss) from Continuing Operations	237.4	-	237.4
NET INCOME / (LOSS) FOR THE PERIOD	237.4	-	237.4
Attributable to:	-	-	-
Shareholders of the Parent Company	237.7	-	237.7
Non-Controlling Interests	(0.3)	-	(0.3)

Earnings per Share (in Euro)	2.00	-	2.00
Diluted Earnings per Share (in Euro)	1.97	-	1.97

	6 mois	-	-
In millions of Euro	1st Half-Year 2016 Adjusted	-	-
Net Income/(Loss) for the Year Attributable to Shareholders of the Parent Company	237.7	-	-
One-off Charges	89.5	-	-
Other Charges	14.8	-	-
Financial Result and Tax effect	(21.3)	-	-
Underlying Net Income/(Loss) for the Year	320.7	-	-

Above is the reconciliation of the net income attributable to shareholders of the Parent Company to the underlying net income, which corresponds to the net income attributable to shareholders of the Parent Company excluding one-off items.

As of June 30, 2016, non-current operating charges of €104.3 million were booked. These items include €89.5 million expenses as part of the restructuring plan and cost reduction acceleration announced by the Group on July 6, 2015.

This one-off charge includes all direct and indirect consequences of the restructuring plan, as well as losses of €21.6 million related to the full disposal of Technip Germany Holding GmbH and Technip Germany GmbH, wholly-owned subsidiaries.

As of June 30, 2016, a non-current operating charge of €15.0 million linked to the project of merger with FMC Technologies Inc. was booked.

	6 months
In millions of Euro	1st Half-Year 2015 Adjusted	Adjustments	1st Half-Year 2015 Consolidated
Revenues	5,981.7	(645.3)	5,336.4
Cost of Sales	(5,379.1)	640.2	(4,738.9)
Gross Margin	602.6	(5.1)	597.5
Research and Development Costs	(41.6)	-	(41.6)
Selling Costs	(105.6)	-	(105.6)
Administrative costs	(204.1)	0.3	(203.8)
Other Operating Income	2.3	(0.1)	2.2
Other Operating Expenses	(1.5)	-	(1.5)
Operating Income / (Loss) from Recurring Activities	252.1	(4.9)	247.2
Share of Income / (Loss) of Equity Affiliates	16.7	0.8	17.5
Operating Income / (Loss) from Recurring Activities after Income / (Loss) of Equity Affiliates	268.8	(4.1)	264.7
Income / (Loss) from Sale of Activities	-	-	-
Charges from Non-Current Activities	(403.8)	-	(403.8)
Operating Income / (Loss)	(135.0)	(4.1)	(139.1)
Financial Income	311.4	(1.9)	309.5
Financial Expenses	(378.7)	3.0	(375.7)
Income / (Loss) before Tax	(202.3)	(3.0)	(205.3)
Income Tax Expense	(13.9)	3.0	(10.9)
Income / (Loss) from Continuing Operations	(216.2)	-	(216.2)
NET INCOME / (LOSS) FOR THE PERIOD	(216.2)	-	(216.2)
Attributable to:	-	-	-
Shareholders of the Parent Company	(220.8)	-	(220.8)
Non-Controlling Interests	-	-	-
-	4.6	-	4.6
Earnings per Share (in Euro)	(1.95)	-	(1.95)
Diluted Earnings per Share (in Euro)	(1.95)	-	(1.95)

	6 months	-	-

In millions of Euro	1st Half-Year 2015 Adjusted	-	-
Net Income/(Loss) for the Year Attributable to Shareholders of the Parent Company	(220.8)	-	-
One-off Charges	570.4	-	-
Other Charges	17.8	-	-
Financial Result and Tax effect	(76.4)	-	-
Underlying Net Income/(Loss) for the Year	291.0	-	-

Above is the reconciliation of the net income attributable to shareholders of the Parent Company to the underlying net income, which corresponds to the net income attributable to shareholders of the Parent Company excluding exceptional items.

As of June 2015, non-current operating items of €(403.8) million were booked. These items include the €(386) million impact of the one-off charge, part of the restructuring plan and cost reduction acceleration announced by the Group on July 6, 2015, in response to the downturn of the oil and gas industry. This one-off charge includes all direct and indirect consequences of the restructuring plan, for example asset impairments, lease overhangs, appropriate amounts for disputes with some clients and additional amounts on ongoing projects impacted by this restructuring plan.

ASSETS	-	-	-
In millions of Euro	June 30, 2016 Adjusted	Adjustments	June 30, 2016 Consolidated
Property, Plant and Equipment, Net	2,473.8	(1.4)	2,472.4
Intangible Assets, Net	3,567.5	(0.3)	3,567.2
Investments in Equity Affiliates	102.4	44.2	146.6
Other Financial Assets	186.6	(0.1)	186.5
Deferred Tax Assets	508.4	(53.4)	455.0
Available-For-Sale Financial Assets	33.5	-	33.5
Total Non-Current Assets	6,872.2	(11.0)	6,861.2
Inventories	408.6	-	408.6
Construction Contracts - Amounts in Assets	647.8	-	647.8
Advances Paid to Suppliers	385.3	(284.3)	101.0
Derivative Financial Instruments	120.9	-	120.9
Trade Receivables	1,816.8	149.7	1,966.5
Current Income Tax Receivables	241.6	30.2	271.8
Other Current Receivables	645.1	(10.9)	634.2
Cash and Cash Equivalents	4,495.0	(1,686.7)	2,808.3
Total Current Assets	8,761.1	(1,802.0)	6,959.1
Assets Classified as Held for Sale	0.7	-	0.7
TOTAL ASSETS	15,634.0	(1,813.0)	13,821.0

EQUITY AND LIABILITIES	-	-	-
In millions of Euro	June 30, 2016 Adjusted	Adjustments	June 30, 2016 Consolidated
Share Capital	93.3	-	93.3
Share Premium	2,302.3	-	2,302.3
Retained Earnings	2,256.0	-	2,256.0
Treasury Shares	(31.1)	-	(31.1)
Foreign Currency Translation Reserves	58.6	-	58.6
Fair Value Reserves	(201.3)	-	(201.3)
Net Income	237.7	-	237.7
Total Equity Attributable to Shareholders of the Parent Company	4,715.5	-	4,715.5
Non-Controlling Interests	8.3	-	8.3
Total Equity	4,723.8	-	4,723.8
Non-Current Financial Debts	1,555.5	-	1,555.5
Non-Current Provisions	217.2	(1.0)	216.2
Deferred Tax Liabilities	161.0	(15.6)	145.4
Other Non-Current Liabilities	43.8	(0.1)	43.7
Total Non-Current Liabilities	1,977.5	(16.7)	1,960.8
Current Financial Debts	748.0	-	748.0
Trade Payables	3,114.7	(560.6)	2,554.1
Construction Contracts - Amounts in Liabilities	2,036.0	(1,220.1)	815.9
Derivative Financial Instruments	280.2	-	280.2
Current Provisions	523.9	(2.0)	521.9
Current Income Tax Payables	332.3	(0.6)	331.7
Other Current Liabilities	1,897.6	(13.0)	1,884.6
Total Current Liabilities	8,932.7	(1,796.3)	7,136.4
Total Liabilities	10,910.2	(1,813.0)	9,097.2
TOTAL EQUITY AND LIABILITIES	15,634.0	(1,813.0)	13,821.0

ASSETS	-	-	-
In millions of Euro	December 31, 2015 Adjusted	Adjustments	December 31, 2015 Consolidated
Property, Plant and Equipment, Net	2,576.7	(1.8)	2,574.9
Intangible Assets, Net	3,582.6	(0.1)	3,582.5
Investments in Equity Affiliates	98.3	33.1	131.4
Other Financial Assets	221.3	(0.1)	221.2
Deferred Tax Assets	481.8	(51.4)	430.4
Available-For-Sale Financial Assets	29.0	-	29.0
Total Non-Current Assets	6,989.7	(20.3)	6,969.4
Inventories	431.4	(0.1)	431.3
Construction Contracts - Amounts in Assets	652.0	(14.4)	637.6
Advances Paid to Suppliers	479.3	(318.9)	160.4
Derivative Financial Instruments	47.1	-	47.1
Trade Receivables	1,550.6	117.6	1,668.2
Current Income Tax Receivables	218.6	1.7	220.3
Other Current Receivables	639.5	(50.3)	589.2
Cash and Cash Equivalents	4,501.4	(1,582.3)	2,919.1
Total Current Assets	8,519.9	(1,846.7)	6,673.2
Assets Classified as Held for Sale	26.4	-	26.4
TOTAL ASSETS	15,536.0	(1,867.0)	13,669.0

EQUITY AND LIABILITIES	-	-	-
In millions of Euro	December 31, 2015 Adjusted	Adjustments	December 31, 2015 Consolidated
Share Capital	90.8	-	90.8
Share Premium	2,162.1	-	2,162.1
Retained Earnings	2,477.4	-	2,477.4
Treasury Shares	(55.2)	-	(55.2)
Foreign Currency Translation Reserves	103.8	-	103.8
Fair Value Reserves	(287.6)	-	(287.6)
Net Income	45.1	-	45.1
Total Equity Attributable to Shareholders of the Parent Company	4,536.4	-	4,536.4
Non-Controlling Interests	8.5	-	8.5
Total Equity	4,544.9	-	4,544.9
Non-Current Financial Debts	1,626.0	-	1,626.0
Non-Current Provisions	243.0	(1.0)	242.0
Deferred Tax Liabilities	182.9	(7.5)	175.4
Other Non-Current Liabilities	32.1	0.1	32.2
Total Non-Current Liabilities	2,084.0	(8.4)	2,075.6
Current Financial Debts	937.1	-	937.1
Trade Payables	2,891.4	(411.0)	2,480.4
Construction Contracts - Amounts in Liabilities	2,308.2	(1,399.8)	908.4
Derivative Financial Instruments	334.4	-	334.4
Current Provisions	435.7	(2.0)	433.7
Current Income Tax Payables	200.9	(0.9)	200.0
Other Current Liabilities	1,799.4	(44.9)	1,754.5
Total Current Liabilities	8,907.1	(1,858.6)	7,048.5
Total Liabilities	10,991.1	(1,867.0)	9,124.1
TOTAL EQUITY AND LIABILITIES	15,536.0	(1,867.0)	13,669.0

-	6 months
In millions of Euro	1st Half-Year 2016 Adjusted	Adjustments	1st Half-Year 2016 Consolidated
Net Income for the Year (including Non-Controlling Interests)	237.4	-	237.4
Adjustments for:	-	-	-
Depreciation and Impairment of Property, Plant and Equipment	123.7	(0.1)	123.6
Amortization and Impairment of Intangible Assets	9.1	(0.1)	9.0
Non-Cash Convertible Bond Expense	12.5	-	12.5
Charge related to Share-Based Payment and Employee Saving Plan (“Plan d’Epargne Entreprise”)	8.4	-	8.4
Non-Current Provisions (Including Pensions and other Long-Term Employee Benefits Plans)	5.0	-	5.0

Share of Income/(Loss) of Equity Affiliates (net of Distributed Dividends)	3.5	32.5	36.0

Net (Gains)/Losses on Disposal of Assets and Investments	13.0	-	13.0
Deferred Income Tax (Credit) / Expense	(86.2)	6.7	(79.5)
-	326.4	39.0	365.4
(Increase)/Decrease in Working Capital Requirement	197.1	(180.0)	17.1
Net Cash Generated/(Used) from Operating Activities	523.5	(141.0)	382.5
Purchases of Property, Plant and Equipment	(53.4)	0.1	(53.3)
Proceeds/(Losses) from Disposal of Property, Plant and Equipment	9.5	(0.1)	9.4
Purchases of Intangible Assets	(8.7)	0.2	(8.5)
Proceeds/(Losses) from Disposal of Intangible Assets	-	-	-
Acquisitions of Financial Assets	-	-	-
Proceeds/(Losses) from Disposal of Financial Assets	(80.5)	(0.1)	(80.6)
Acquisition Costs of Consolidated Companies, net of Cash Acquired	-	-	-
Net Cash Generated/(Used) in Investing Activities	(133.1)	0.1	(133.0)
Increase in Borrowings	406.6	-	406.6
Decrease in Borrowings	(668.4)	-	(668.4)
Capital Increase	0.7	-	0.7
Dividends Paid	(100.8)	-	(100.8)
Net Cash Generated/(Used) from Financing Activities	(361.9)	-	(361.9)
Net Effects of Foreign Exchange Rate Changes	(34.9)	36.5	1.6
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(6.4)	(104.4)	(110.8)
Cash and Cash Equivalents as of January 1	4,501.4	(1,582.3)	2,919.1
Bank Overdrafts as of January 1	(0.1)	-	(0.1)
Cash and Cash Equivalents as of June 30	4,495.0	(1,686.7)	2,808.3
Bank Overdrafts as of June 30	(0.1)	-	(0.1)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(6.4)	(104.4)	(110.8)

-	6 months
In millions of Euro	1st Half-Year 2015 Adjusted	Adjustments	1st Half-Year 2015 Consolidated
Net Income for the Year (including Non-Controlling Interests)	(216.2)	-	(216.2)
Adjustments for:	-	-	-
Depreciation and Impairment of Property, Plant and Equipment	175.8	-	175.8
Amortization and Impairment of Intangible Assets	10.3	-	10.3
Non-Cash Convertible Bond Expense	15.1	-	15.1
Charge related to Share-Based Payment and Employee Saving Plan (“Plan d’Epargne Entreprise”)	15.2	-	15.2
Non-Current Provisions (Including Pensions and other Long-Term Employee Benefits Plans)	137.6	-	137.6
Share of Income/(Loss) of Equity Affiliates (net of Distributed Dividends)	(12.0)	(0.8)	(12.8)
Net (Gains)/Losses on Disposal of Assets and Investments	(26.7)	-	(26.7)
Deferred Income Tax (Credit)/Expense	(100.6)	3.8	(96.8)
-	(1.5)	3.0	1.5
(Increase)/Decrease in Working Capital Requirement	370.9	(314.7)	56.2
Net Cash Generated/(Used) from Operating Activities	369.4	(311.7)	57.7
Purchases of Property, Plant and Equipment	(140.4)	0.2	(140.2)
Proceeds/(Losses) from Disposal of Property, Plant and Equipment	1.9	-	1.9
Purchases of Intangible Assets	(4.2)	-	(4.2)
Proceeds/(Losses) from Disposal of Intangible Assets	0.1	-	0.1
Acquisitions of Financial Assets	(2.5)	-	(2.5)
Proceeds from Disposal of Financial Assets	-	-	-
Acquisition Costs of Consolidated Companies, net of Cash Acquired	(32.4)	-	(32.4)
Net Cash Generated/(Used) in Investing Activities	(177.5)	0.2	(177.3)
Increase in Borrowings	17.9	(0.1)	17.8
Decrease in Borrowings	(125.4)	-	(125.4)
Capital Increase	21.3	-	21.3
Dividends Paid	(88.9)	-	(88.9)
Net Cash Generated/(Used) from Financing Activities	(175.1)	(0.1)	(175.2)
Net Effects of Foreign Exchange Rate Changes	222.0	(112.5)	109.5
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	238.8	(424.1)	(185.3)
Cash and Cash Equivalents as of January 1	3,738.3	(1,052.7)	2,685.6
Bank Overdrafts as of January 1	(0.9)	-	(0.9)
Cash and Cash Equivalents as of June 30	3,976.5	(1,476.8)	2,499.7
Bank Overdrafts as of June 30	(0.3)	-	(0.3)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	238.8	(424.1)	(185.3)

Note 4 – Financial Income and Expenses

The financial charge as of June 30, 2016, amounts to €63.4 million compared to a charge of €66.2 million as of June 30, 2015. The breakdown is as follows:

In millions of Euro	1st Half-Year 2016	1st Half-Year 2015
Interest Income from Treasury Management (1)	28.6	21.7
Financial Income related to Long-Term Employee Benefit Plans	0.4	1.4
Foreign Currency Translation Gains	418.7	260.8
Changes in Derivative Fair Value, Net	10.3	-
Net Proceeds from Disposal of Financial Assets	-	25.6
Total Financial Income	458.0	309.5
-	-	-
In millions of Euro	1st Half-Year 2016	1st Half-Year 2015
Interest Expenses on Private Placements	(17.3)	(17.2)
Interest Expenses on Convertible Bonds	(9.1)	(17.1)
Interest Expenses on Synthetic Bonds	(5.9)	-
Fees Related to Credit Facilities	(0.8)	(0.7)
Financial Expenses related to Long-Term Employee Benefit Plans	(2.6)	(3.8)
Interest Expenses on Bank Borrowings and Overdrafts	(17.0)	(23.7)
Impairment of Financial Assets, Net	-	(16.4)
Foreign Currency Translation Losses	(459.3)	(254.5)
Changes in Derivative Fair Value, Net	-	(26.5)
Inefficient Part of Derivative Instruments, Net (2)	(4.3)	(6.2)
Other	(5.1)	(9.6)
Total Financial Expenses	(521.4)	(375.7)
NET FINANCIAL RESULT	(63.4)	(66.2)
(1)	Mainly results from interest income from short-term security deposits.

(2)	Mainly includes swap points on derivative financial instruments.

Note 5 – Income Tax

The tax rate of the first half-year of 2016 is 20.89% to be compared with a theoretical tax rate of 34.43%. This variation is mainly due to the differences between the parent company tax rate and the tax rate applicable to the other entities. This positive impact is notably due to UK entities which benefit from a low tax rate (20%).

The income tax expense breaks down as follows:

In millions of Euro	1st Half-Year 2016	1st Half-Year 2015
Current Income Tax Credit / (Expense)	(141.8)	(107.7)
Deferred Income Tax Credit / (Expense)	79.5	96.8
INCOME TAX CREDIT / (EXPENSE) AS RECOGNIZED IN STATEMENT OF INCOME	(62.3)	(10.9)
Deferred Income Tax related to Items Booked Directly to Opening Equity	73.8	60.3
Deferred Income Tax related to Items Booked Directly to Equity during the Year	(37.5)	29.4
INCOME TAX CREDIT / (EXPENSE) AS REPORTED IN EQUITY	36.3	89.7
Tax rate	20.80%	NA

Note 6 – Earnings per Share

Reconciliation between earnings per share before dilution and diluted earnings per share is as follows:

In millions of Euro	1st Half-Year 2016	1st Half-Year 2015
Net Income Attributable to Shareholders of the Parent Company	237.7	(220.8)
Non-Cash Financial Expense on Convertible Bonds, Net of Tax	8.2	-
ADJUSTED NET INCOME FOR DILUTED EARNINGS PER SHARE	245.9	(220.8)

In thousands	-	-
Weighted Average Number of Outstanding Shares during the Period (excluding Treasury Shares) used for Basic Earnings per Share	118,877	113,354
Effect of Dilution:	-	-
- Share Subscription Options	-	-
- Performance Shares	443	-
- Convertible Bond	5,179	-
WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES DURING THE PERIOD (EXCLUDING TREASURY SHARES) ADJUSTED FOR DILUTED EARNINGS PER SHARE	124,499	113,354

In Euro
Basic Earnings per Share	2.00	(1.95)
DILUTED EARNINGS PER SHARE	1.97	(1.95)

As the Group net result was a loss as of June 30, 2015, share subscription options, performance shares and convertible bonds had an anti-dilutive effect; as a consequence, potential shares linked to those instruments were not taken into account in the diluted weighted average number of shares or in the calculation of diluted earnings (loss) per share.

No new plan was granted during the first half-year 2016 and 2015.

The average share price in the first half-year 2016 amounted to €46.22 compared to €57.73 in the first half-year 2015. As a result, no share subscription option plan would be dilutive in the first half-year of 2016.

Note 7 – Property, Plant and Equipment (Tangible Assets)

During the six month-period ended June 30, 2016, Group investments amounted to €53.3 million. The Group pursues its investments in vessels.

The Group does not have any tangible asset acquired through a lease contract.

Note 8 – Intangible Assets

There was no significant change over the six-month period ended June 30, 2016. During the first half of 2016, no meaningful event occurred which might have caused to impair the value of goodwill or other intangible assets. Therefore no impairment test was performed as of June 30, 2016.

Note 9 – Available-For-Sale Financial Assets

In 2016, the Group owns 8.5% stake in Malaysia Marine and Heavy Engineering Holdings Berhad (MHB) totaling 136 million shares. This company is listed in Malaysia (Bursa Malaysia Securities Berhad).

As of June 30, 2016, the available-for-sale financial assets related to MHB amount to €33.5 million. On the first half 2016, a gain of €4.5 million was booked in due to the revaluation of the share at fair value.

Note 10 – Construction Contracts

Long-term contracts are recorded in accordance with IAS 11 “Construction contracts” when they include construction and delivery of a complex physical asset, or in accordance with IAS 18 “Revenues” in other cases.

The breakdown of construction contracts is as follows:

In millions of Euro	June 30, 2016	December 31, 2015
Construction Contracts - Amounts in Assets	647.8	637.6
Construction Contracts - Amounts in Liabilities	(815.9)	(908.4)
TOTAL NET CONSTRUCTION CONTRACTS	(168.1)	(270.8)
Costs and Margins Recognized at the Percentage of Completion	15,556.8	14,698.6
Payments Received from Clients	(15,648.8)	(14,885.9)
Accruals for Losses at Completion	(76.1)	(83.5)
TOTAL NET CONSTRUCTION CONTRACTS	(168.1)	(270.8)

Note 11 – Cash and Cash Equivalents

Cash and cash equivalents break down as follows:

In millions of Euro	June 30, 2016	December 31, 2015
Cash at Bank and in Hand	1,567.5	1,556.2
Cash Equivalents	1,240.8	1,362.9
TOTAL CASH AND CASH EQUIVALENTS	2,808.3	2,919.1

The market value of cash equivalents is equal to its historical cost.

Note 12 – Shareholders’ Equity

(a)       Changes in the Parent Company’s Share Capital

As of June 30, 2016, Technip share capital consisted of 122,336,890 outstanding authorized shares with a par value of 0.7625 euro. The changes since January 1, 2015 can be analyzed as follows:

	Number of Shares	Share Capital (In millions of Euro)
Share Capital as of January 1, 2015	113,945,317	86.9
Capital Increase due to Share Subscription Options Exercised	561,746	0.4
Capital Increase due to Dividend payment in Shares	2,591,918	2.0
Capital Increase Reserved for Employees	1,925,503	1.5
Share Capital as of December 31, 2015	119,024,484	90.8
Capital Increase due to Share Subscription Options Exercised	13,750	-
Capital Increase due to Dividend payment in Shares	3,168,156	2.4
Capital Increase due to Exercise of Performance Shares	130,500	0.1
SHARE CAPITAL AS OF JUNE 30, 2016	122,336,890	93.3

(b)       Technip’s Shareholders

As of June 30, 2016, to the Company’s knowledge and based on notices and documents received by the Company, Technip’s principal shareholders in percentage of share capital are as follows (last available information):

	June 30, 2016	December 31, 2015
Banque Publique d’Investissement	5.39%	5.20%
Franklin Resources Inc.	5.32%	10.80%
Blackrock Inc.	4.72%	4.65%
Oppenheimer Funds Inc.	4.13%	3.80%
J.P. Morgan Chase and Company	3.31%	1.09%
IFP Énergies nouvelles	2.31%	2.40%
AXA SA	2.18%	1.60%
Norges Bank Investment Management	2.10%	1.90%
Aviva Plc	2.00%	1.95%
Baytree Investments (Mauritius) Pte Ltd	0.97%	2.30%
The Capital Group Companies Inc.	0.44%	4.20%
Causeway Capital Management	0.00%	5.10%
Group Employees	2.80%	2.85%
Treasury Shares	0.40%	0.70%
Other	63.93%	51.46%
TOTAL	100.00%	100.00%

(c)       Treasury Shares

The total value of treasury shares, shown as a deduction from equity, amounted to €(31.1) million as of June 30, 2016, representing 484,818 shares. The changes can be analyzed as follows:

	Number of Shares	Treasury Shares (In millions of Euro)
Treasury Shares as of January 1, 2015	1,363,995	(96.9)
Shares Acquired pursuant to Liquidity Contract	1,333,789	(69.4)
Shares Sold pursuant to Liquidity Contract	(1,419,789)	75.4
Shares Purchased for Employees	650	-
Shares Granted to Employees	(459,770)	35.7
Treasury Shares as of December 31, 2015	818,875	(55.2)
Shares Acquired pursuant to Liquidity Contract	687,367	(30.4)
Shares Sold pursuant to Liquidity Contract	(743,867)	33.0
Shares Purchased for Employees	-	-
Shares Granted to Employees	(277,557)	21.5
TREASURY SHARES AS OF JUNE 30, 2016	484,818	(31.1)

(d)       Dividends

On the first half 2016, dividends paid for the year ended December 31, 2015 amounted to €236.6 million (i.e. 2.00 euros per share) of which €100.8 million in cash, compared to €88.9 million (i.e. 2.00 euros per share) paid on the first half 2015.

(e)       Share Subscription Option Plans and Share Purchase Option Plans

No new plan was granted on the first year-half 2015 and 2016.

The Group recorded a total charge related to share subscription and share purchase options of €2.1 million as of June 30, 2016 compared to €2.3 million as of June 30, 2015.

(f)        Performance Share Plans

No new plan was granted on the first year-half 2015 and 2016.

The Group recorded a total charge related to performance share grants of €6.3 million as of June 30, 2016 compared to €12.9 million as of June 30, 2015.

Note 13 – Financial Debts (Current and Non-Current)

Financial debts can be analyzed as follows:

In millions of Euro	June 30, 2016	December 31, 2015
Synthetic Bonds	401.1	-
Convertible Bonds	2.1	483.2
Private Placements	869.5	869.1
Bank Borrowings	282.8	273.7
Total Non-Current Financial Debts	1,555.5	1,626.0
Convertible Bonds	489.3	550.0
Commercial Papers	200.0	200.0
Bank Borrowings	29.4	160.5
Accrued Interests Payables	29.3	26.6
Total Current Financial Debts	748.0	937.1
TOTAL FINANCIAL DEBTS	2,303.5	2,563.1

The proceeds of €375 million non-dilutive cash-settled convertible bonds (Synthetic Bonds) and additional €75 million (“tap issue”) were received on January 25, 2016 and March 10, 2016 respectively (recorded for €401.1 million as of June 30, 2016). The maturity is 5 years; the coupon rate is 0.875% per annum.

These issues of non-dilutive cash-settled convertible bonds, which are linked to the ordinary shares of Technip were backed-up simultaneously by the purchase of cash-settled equity call options in order to hedge Technip’s economic exposure to the potential exercise of the conversion rights embedded in the bonds. As the bonds will only be cash settled, the bonds will not result in the issuance of new ordinary shares or the delivery of existing ordinary shares upon conversion.

Technip intends to use the net proceeds of these issues of bonds for general corporate purposes and to finance the purchase of the call options.

The bonds were issued at par for those placed on January 20, 2016 and at 112.43802% for those placed on March 3, 2016 resulting from an adjustment over the 3-day trading period following the placement (from March 4 until March 8, 2016) allowing to determine the share reference price at €48.8355, applied to the initial tap issue price of 110.5%, plus accrued interests. The conversion premium of 40% has been applied to Technip’s share reference price. This one, being equal to €40.7940 was determined as the arithmetic average of the daily volume weighted average price of the ordinary shares on the regulated market of Euronext in Paris over the 10 consecutive trading days from January 21 to February 3, 2016. The initial conversion price of the bonds was then fixed at €57.1116. Consequently, the initial conversion ratio was set at 1,750.9578 given the €100,000 nominal value of each bond.

Any bondholder may, at its sole option, request the conversion in cash of all or part of the bonds it owns between a period starting on November 15, 2020 to the 38th business day before the maturity date, some exceptional circumstances (such as an event of change of control of Technip), giving a right to an early redemption at par.

The bonds are listed on the Euronext Paris market and on the Freiverkehr open market of Frankfurt.

The convertible bonds include the bonds convertible into and/or exchangeable for new or existing shares (OCEANE) issued in December 2011, and a convertible debenture issued by Global Industries in July 2007:

-       OCEANE bonds issued on December 15, 2011 for a total amount of €497.6 million. In accordance with IAS 32, the OCEANE is recognized in two distinct components: a debt component is recognized at the amortized cost for an initial amount of €420.4 million and a conversion option component is recognized in equity for €73.1 million. As of June 30, 2016, the debt component amounted to €489.3 million. The bonds will be redeemed at par on January 1, 2017 except in the event of an early conversion, exchange or redemption; the annual coupon rate is 0.25%.

-       A convertible debenture issued by Global Industries on July 27, 2007 for a total amount of USD325 million (recorded for €251.2 million as of December 31, 2011). This bond came along with an annual interest rate of 2.75% and a maturity date of August 1, 2027. On January 11, 2012, Global Industries reimbursed a principal amount of USD322.6 million (corresponding to 99.3% of outstanding bonds) and paid USD3.9 million in interests to the bondholders. As of June 30, 2016, the remaining amount is recorded for €2.1 million.

On January 4, 2016, Technip reimbursed the convertible bond 2010-2016 for an amount of €550 million.

The following private placement notes are recorded as non-current financial debts:

311

-       The proceeds of €200 million from private placement notes received on July 27, 2010 (recorded for €198.8 million as of June 30, 2016). The maturity is 10 years; the annual coupon rate is 5.0%.

-       The proceeds of €150 million from private placement notes received on June 14, 2012 (recorded for €149.9 million as of June 30, 2016). The maturity is 10 years; the annual coupon rate is 3.4%.

-       The proceeds of €100 million from private placement notes received on June 14, 2012 (recorded for €96.0 million as of June 30, 2016). The maturity is 20 years; the annual coupon rate is 4.0%.

-       The proceeds of €75 million from private placement notes received on June 15, 2012 (recorded for €74.9 million as of June 30, 2016). The maturity is 15 years; the annual coupon rate is 4.0%.

-       The proceeds of €100 million from private placement notes received on October 7, 2013 (recorded for €96.3 million as of June 30, 2016). The maturity is 20 years; the annual coupon rate is 3.75%.

-       The proceeds of €130 million from private placement notes received on October 16, 2013 (recorded for €128.9 million as of June 30, 2016). The maturity is 10 years; the annual coupon rate is 3.15%.

-       The proceeds of €125 million from private placement notes received on October 18, 2013 (recorded for €125.0 million as of June 30, 2016). The maturity is 10 years; the annual coupon rate is 3.15%

Bank borrowings and credit facilities principally represent drawings on loans granted to one of the Brazilian subsidiaries for the purpose of pre-financing exports and re-financing investments.

As of June 30, 2016, the current portion of the financial debts amounted to €748 million.

Note 14 – Provisions (Current and Non-Current)

Changes in provisions over the first half of 2016 can be analyzed as follows:

In millions of Euro	As of January 1, 2016	Increase	Used Reversals	Unused Reversals	Foreign Exchange Adjust- ments	Other	As of June 30, 2016
Pensions and other Long-Term Employee Benefits	200.5	33.4	(10.6)	(0.3)	(0.1)	(51.3)	171.6
Restructuring	22.6	-	(2.3)	-	(0.7)	(1.3)	18.3
Tax	0.9	-	-	-	(0.1)	(0.8)	-
Litigation	2.3	-	-	-	-	-	2.3
Provisions for Claims Incurred but not Reported	11.7	1.0	-	-	-	-	12.7
Other Non-Current Provisions	4.0	7.5	(0.2)	-	-	-	11.3
Total Non-Current Provisions	242.0	41.9	(13.1)	(0.3)	(0.9)	(53.4)	216.2
Pensions and other Long-Term Employee Benefits	46.7	9.3	(2.2)	-	(0.6)	1.8	55.0
Contingencies related to Contracts	268.5	44.2	(3.7)	(13.9)	(1.2)	4.4	298.3
Restructuring	27.6	13.5	(8.6)	(0.8)	(0.6)	9.9	41.0
Tax	21.2	6.3	(2.7)	(0.4)	1.8	-	26.2
Litigation	9.6	2.0	-	-	0.9	-	12.5
Provisions for Claims	7.9	0.4	-	-	-	-	8.3
Other Current Provisions	52.2	31.6	(3.2)	(4.1)	4.5	(0.4)	80.6
Total Current Provisions	433.7	107.3	(20.4)	(19.2)	4.8	15.7	521.9
TOTAL PROVISIONS	675.7	149.2	(33.5)	(19.5)	3.9	(37.7)	738.1

The impacts related to changes in the scope of consolidation included in the column “Other” are primarily the result of the disposal of the Group wholly owned subsidiaries Technip Germany Holding GmbH and Technip Germany GmbH.

Note 15 – Related Party Disclosures

IFP Énergies nouvelles (IFP) is represented on Technip’s Board of Directors. Its percentage of ownership amounted to 2.3% as of June 30, 2016 compared to 2.4% in December 31, 2015.

Technip paid IFP a royalty in respect of an agreement for research cooperation on offshore deepwaters. This royalty is determined under arm’s length conditions.

312

The recorded expense is non-significant for the first half of 2016 and an amount of €1,9 million of royalty was paid during this period.

During the first half of 2016, there was no modification concerning other related parties as described in 2015 Annual Financial Report

Note 16 – Off-Balance Sheet Commitments

The nature and amounts of off-balance sheet commitments are comparable to those disclosed in the notes to the Consolidated Financial Statements as of December 31 2015 included in the Annual Financial Report.

Note 17 – Litigation

In 2015, the Group entered in new legal proceedings in relation to the termination of a contract. In 2010, Technip entered into a lump sum turn-key Engineering Procurement Construction and Commissioning contract with Sonatrach in regards to the refinery of Algiers. This contract was for the rehabilitation and modernization of the Algiers’ refinery. On June 4, 2015, Technip’s involvement in this project stopped at the request of the client. As per the terms of the contract, both sides initiated arbitration proceedings in respect to certain claims.

On March 31, Dong terminated a contract signed on February 27, 2012 with a consortium of Technip France and DSME. This contract covered engineering, procurement, fabrication, hook-up, and commissioning assistance for a fixed wellhead and process platform and associated facilities for the Hejre field offshore Denmark. Dong announced that it will not complete the platform and will seek to avoid taking delivery and ownership of the platform. The consortium does not agree with Dong’s actions or grounds. This dispute is currently progressing through a series of arbitration proceedings managed by the competent arbitral tribunal.

Note 18 – Market Related Exposure and Financial Instruments

Technip has been managing its market related risks in the same way than described in the notes to the Consolidated Financial Statements in 2015 Annual Financial Report. In particular, Technip entered into exchange rate hedging financial instruments to manage its exposure to currency risks as incurred in the normal course of its business.

Note 19 – Subsequent Events

There are no significant subsequent events.

313

ANNEX 2
Technip Consolidated Financial Statements as of and for the years ended
December 31, 2015, 2014 and 2013
and
Report of the Statutory Auditors

[Attached]

314

Independent auditors’ report

To the Shareholders of Technip

We have audited the accompanying consolidated financial statements of Technip and its subsidiaries, which comprise the consolidated statements of financial position as of 31 December 2015, 2014 and 2013 and the related consolidated statements of income, other comprehensive income, cash flows, and changes in shareholders’ equity for the years then ended.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as endorsed by the European Union; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Technip and its subsidiaries at 31 December 2015, 2014 and 2013, and the consolidated results of their operations and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as endorsed by the European Union.

Neuilly-sur-Seine and Paris-La Défense, August 9, 2016

(signed) PricewaterhouseCoopers Audit	(signed) ERNST & YOUNG et Autres

Edouard Demarcq	Jean-Christophe Goudard

315

1. GROUP CONSOLIDATED FINANCIAL STATEMENTS

1.1. Consolidated Statement of Income

In millions of Euro	-	12 months

-	Notes	2015	2014	2013

Revenues	4(a)	10,337.9	10,073.9	8,847.7
Cost of Sales	4(b)	(8,892.2)	(8,606.3)	(7,261.0)

Gross Margin	-	1,445.7	1,467.6	1,586.7
Research and Development Costs	4(c)	(86.1)	(82.6)	(75.5)
Selling Costs	-	(214.5)	(221.1)	(219.0)
Administrative Costs	4(d)	(403.9)	(423.6)	(494.7)
Other Operating Income	4(e)	20.3	31.0	33.9
Other Operating Expenses	4(f)	(15.5)	(11.4)	(14.4)

Operating Income/(Loss) from Recurring Activities	-	746.0	759.9	817.0
Share of Income/(Loss) of Equity Affiliates	11	54.6	40.3	35.2

Operating Income from Recurring Activities after Income/(Loss) of Equity Affiliates	-	800.6	800.2	852.2
Income/(Charges) from Disposals of Activities	4(g)	-	(5.5)	-
Income/(Charges) from Non-Current Activities	4(h)	(469.8)	(68.1)	-

Operating Income/(Loss)	-	330.8	726.6	852.2
Financial Income	5(a)	625.5	450.0	344.3
Financial Expenses	5(b)	(783.1)	(577.3)	(425.9)

Income/(Loss) before Tax	-	173.2	599.3	770.6
Income Tax Expense	6	(117.0)	(156.9)	(200.6)

Income/(Loss) from Continuing Operations	-	56.2	442.4	570.0
Net Income/(Loss) for the Year	-	56.2	442.4	570.0
Attributable to:	-	-	-	-
Shareholders of the Parent Company	-	45.1	436.6	563.1
Non-Controlling Interests	-	11.1	5.8	6.9
Earnings per Share (in Euro)	8	0.39	3.89	5.06
Diluted Earnings per Share (in Euro)	8	0.39	3.65	4.68

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1.2. Consolidated Statement of Other Comprehensive Income

In millions of Euro	-	12 months

-	Notes	2015	2014	2013

Net Income/(Loss) for the Year	-	56.2	442.4	570.0

Other Comprehensive Income	-	-	-	-
Other Comprehensive Income to be Reclassified to Statement of Income in Subsequent Periods:	-	49.5	16.5	(197.5)

Exchange Differences on Translating Entities Operating in Foreign Currency	-	122.1	239.6	(189.9)
Fair Value Adjustment on Available-for-Sale Financial Assets	20(d)	-	19.7	(52.1)
Income Tax Effect	20(d)	-	(0.7)	4.8
Cash Flow Hedging	20(d)	(91.0)	(348.1)	56.9
Income Tax Effect	20(d)	18.4	106.0	(17.2)
Other Comprehensive Income not being Reclassified to Statement of Income in Subsequent Periods:	-	12.2	(71.3)	(11.6)
Actuarial Gains/(Losses) on Defined Benefit Plans	20(d)	17.1	(89.0)	(15.9)
Income Tax Effect	20(d)	(4.9)	17.7	4.3
Comprehensive Income for the Year	-	117.9	387.6	360.9

Attributable to:	-	-	-	-
Shareholders of the Parent Company	-	119.4	381.4	356.7
Non-Controlling Interests		(1.5)	6.2	4.2

1.3. Consolidated Statement of Financial Position

Assets

In millions of Euro	Notes	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013

Property, Plant and Equipment, Net	9	2,574.9	2,500.8	2,352.8
Intangible Assets, Net	10	3,582.5	3,496.5	3,332.6
Investments in Equity Affiliates	11	131.4	195.6	172.2
Other Financial Assets	12	221.2	202.6	75.2
Deferred Tax Assets	6(c)	430.4	366.0	246.6
Available-for-Sale Financial Assets	13	29.0	57.0	105.3
Total Non-Current Assets	-	6,969.4	6,818.5	6,284.7
Inventories	14	431.3	355.7	274.8
Construction Contracts – Amounts in Assets	15	637.6	755.1	383.2

Advances Paid to Suppliers	-	160.4	294.7	361.2
Derivative Financial Instruments	26	47.1	46.6	123.4
Trade Receivables	16	1,668.2	1,719.9	1,766.4

Current Income Tax Receivables	-	220.3	158.9	87.4
Other Current Receivables	17	589.2	581.6	463.0
Cash and Cash Equivalents	18	2,919.1	2,685.6	2,989.1
Total Current Assets	-	6,673.2	6,598.1	6,448.5
Assets Classified as Held for Sale	19	26.4	3.2	4.0
Total Assets		13,669.0	13,419.8	12,737.2

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Equity and Liabilities

In millions of Euro	Notes	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013
Share Capital	20(a)	90.8	86.9	86.7
Share Premium	-	2,162.1	1,934.8	1,923.3
Retained Earnings	-	2,477.4	2,260.1	1,972.1
Treasury Shares	20(c)	(55.2)	(96.9)	(133.6)
Foreign Currency Translation Reserves	-	103.8	(19.2)	(259.5)
Fair Value Reserves	20(d)	(287.6)	(238.9)	4.7
Net Income	-	45.1	436.6	563.1
Total Equity Attributable to Shareholders of the Parent Company	-	4,536.4	4,363.4	4,156.8

Non-Controlling Interests	-	8.5	11.8	17.3
Total Equity	-	4,544.9	4,375.2	4,174.1
Non-Current Financial Debts	21	1,626.0	2,356.6	2,214.3
Non-Current Provisions	22	242.0	231.6	260.2
Deferred Tax Liabilities	6(c)	175.4	196.2	183.8
Other Non-Current Liabilities	25	32.2	40.6	68.6
Total Non-Current Liabilities	-	2,075.6	2,825.0	2,726.9
Current Financial Debts	21	937.1	256.4	159.5
Trade Payables	24	2,480.4	2,312.9	2,435.4
Construction Contracts – Amounts in Liabilities	15	908.4	1,256.1	1,499.1
Derivative Financial Instruments	26	334.4	300.5	32.7
Current Provisions	22	433.7	326.3	216.2
Current Income Tax Payables	-	200.0	137.7	155.7
Other Current Liabilities	25	1,754.5	1,629.7	1,337.6
Total Current Liabilities	-	7,048.5	6,219.6	5,836.2
Total Liabilities	-	9,124.1	9,044.6	8,563.1
Total Equity and Liabilities		13,669.0	13,419.8	12,737.2

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1.4. Consolidated Statement of Cash Flows

-	-	12 months

-	Notes	2015	2014	2013

Net Income/(Loss) for the Year (including Non-Controlling Interests)	-	56.2	442.4	570.0

Adjustments for:	-	-	-	-
Depreciation and Impairment Losses of Property, Plant and Equipment	9	324.9	263.8	201.3
Amortization and Impairment Losses of Intangible Assets	10	21.1	19.5	16.5
Non-Cash Convertible Bond Expense	-	30.2	29.2	28.2
Expense related to Share-based Payment and Employee Savings Plans (“Plans d’Épargne Entreprise”)	4(i)	40.5	40.0	46.0
Non-Current Provisions (including Pensions and other Long-Term Employee Benefit Plans)	-	136.4	(35.4)	22.7
Share of (Income)/Loss of Equity Affiliates (net of Distributed Dividends)	-	(35.7)	(31.9)	(30.9)
Net (Gains)/Losses on Disposal of Assets and Investments	-	(31.8)	(7.1)	(18.7)
Deferred Income Tax (Credit)/Expense	6(a)	(63.8)	1.8	23.4
-	-	478.0	722.3	858.5

(Increase)/Decrease in Working Capital Requirement	-	153.0	(597.3)	282.7
Net Cash Generated from/(Used in) Operating Activities	-	631.0	125.0	1,141.2
Purchases of Property, Plant and Equipment	9	(280.3)	(359.6)	(551.3)
Proceeds from Disposal of Property, Plant and Equipment	4(e)	23.2	56.6	67.2
Purchases of Intangible Assets	10	(13.0)	(15.4)	(23.9)
Proceeds from Disposal of Intangible Assets	4(e)	0.1	4.7	-

Acquisitions of Financial Assets	-	(2.3)	(36.7)	-
Proceeds from Disposal of Financial Assets	4(g)	1.2	24.6	12.1
Acquisition Costs of Consolidated Companies, net of Cash Acquired	2	(30.7)	(58.8)	(8.2)
Net Cash Generated from/(Used in) Investing Activities	-	(301.8)	(384.6)	(504.1)

Increase in Borrowings	-	84.4	216.9	721.1

Decrease in Borrowings	-	(197.8)	(136.9)	(220.0)
Capital Increase	-	94.3	11.7	25.6
Share Buy-Back	20(c)	-	(41.8)	(40.0)
Dividends Paid	20(g)	(88.9)	(206.5)	(186.0)
Dividends Paid to Non-Controlling Interests	-	(5.8)	(2.8)	-
Net Cash Generated from/(Used in) Financing Activities	-	(113.8)	(159.4)	300.7

Net Effects of Foreign Exchange Rate Changes	-	18.9	117.0	(130.1)
Net Increase/(Decrease) in Cash and Cash Equivalents		234.3	(302.0)	807.7
Cash and Cash Equivalents as of January 1	18	2,685.6	2,989.1	2,179.3
Bank Overdrafts as of January 1	-	(0.9)	(2.4)	(0.3)
Cash and Cash Equivalents as of December 31	18	2,919.1	2,685.6	2,989.1

Bank Overdrafts as of December 31	-	(0.1)	(0.9)	(2.4)
Net Increase/(Decrease) in Cash and Cash Equivalents		234.3	(302.0)	807.7

Interest paid in 2015 amounted to €84.0 million compared to €70.4 million in 2014 and €60.1 million in 2013.

Interest received in 2015 amounted to €29.0 million compared to €18.4 million in 2014 and €37.7 million in 2013.

Income taxes in 2015 amounted to €169.8 million compared to €216.4 million in 2014 and €131.5 million in 2013.

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1.5. Consolidated Statement of Changes in Shareholders’ Equity

In millions of Euro	Share Capital	Share Premium	Retained Earnings	Treasury Shares	Foreign Currency Translation Reserves	Fair Value Reserves	Net Income – Parent Company	Share- holders’ Equity – Parent Company	Share- holders’ Equity – Non- Controlling Interests	Total Share- holders’ Equity
As of January 1, 2013	86.2	1,898.2	1,619.7	(148.8)	(73.6)	23.9	543.3	3,948.9	13.2	3,962.1
Net Income 2013	-	-	-	-	-	-	563.1	563.1	6.9	570.0
Other Comprehensive Income	-	-	-	-	(187.2)	(19.2)	-	(206.4)	(2.7)	(209.1)
Comprehensive Income 2013	-	-	-	-	(187.2)	(19.2)	563.1	356.7	4.2	360.9
Capital Increase	0.5	25.1	-	-	-	-	-	25.6	-	25.6
Appropriation of Net Income 2012	-	-	543.3	-	-	-	(543.3)	-	-	-
Dividends	-	-	(186.0)	-	-	-	-	(186.0)	-	(186.0)
Treasury Shares	-	-	(53.8)	15.2	-	-	-	(38.6)	-	(38.6)
Valuation of Share-based Payment and Employee Savings Plans (“Plans d’Épargne Entreprise”)	-	-	46.0	-	-	-	-	46.0	-	46.0
Other (*)	-	-	2.9	-	1.3	-	-	4.2	(0.1)	4.1
As of December 31, 2013	86.7	1,923.3	1,972.1	(133.6)	(259.5)	4.7	563.1	4,156.8	17.3	4,174.1
Net Income 2014	-	-	-	-	-	-	436.6	436.6	5.8	442.4
Other Comprehensive Income	-	-	-	-	239.2	(294.4)	-	(55.2)	0.4	(54.8)
Comprehensive Income 2014	-	-	-	-	239.2	(294.4)	436.6	381.4	6.2	387.6
Capital Increase	0.2	11.5	-	-	-	-	-	11.7	-	11.7
Appropriation of Net Income 2013	-	-	563.1	-	-	-	(563.1)	-	-	-
Dividends	-	-	(206.5)	-	-	-	-	(206.5)	-	(206.5)
Treasury Shares	-	-	(58.3)	36.7	-	-	-	(21.6)	-	(21.6)
Valuation of Share-based Payment and Employee Savings Plans (“Plans d’Épargne Entreprise”)	-	-	40.0	-	-	-	-	40.0	-	40.0
Other (*)	-	-	(50.3)	-	1.1	50.8	-	1.6	(11.7)	(10.1)
As of December 31, 2014	86.9	1,934.8	2,260.1	(96.9)	(19.2)	(238.9)	436.6	4,363.4	11.8	4,375.2
Net Income 2015	-	-	-	-	-	-	45.1	45.1	11.1	56.2
Other Comprehensive Income	-	-	-	-	123.0	(48.7)	-	74.3	(12.6)	61.7
Comprehensive Income 2015	-	-	-	-	123.0	(48.7)	45.1	119.4	(1.5)	117.9
Capital Increase	3.9	227.3	-	-	-	-	-	231.2	-	231.2
Appropriation of Net Income 2014	-	-	436.6	-	-	-	(436.6)	-	-	-
Dividends	-	-	(225.8)	-	-	-	-	(225.8)	-	(225.8)
Treasury Shares	-	-	(35.6)	41.7	-	-	-	6.1	-	6.1
Valuation of Share-based Payment and Employee Savings Plans (“Plans d’Épargne Entreprise”)	-	-	40.5	-	-	-	-	40.5	-	40.5
Other (*)	-	-	1.6	-	-	-	-	1.6	(1.8)	(0.2)
As of December 31, 2015	90.8	2,162.1	2,477.4	(55.2)	103.8	(287.6)	45.1	4,536.4	8.5	4,544.9

(*) Includes effects of purchases of non-controlling interests and reclassifications due to changes in the consolidation scope.

Note  1 Accounting Principles

A. Accounting Framework

In accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the consolidated financial statements of Technip (“the Group”) as of December 31, 2015 and for the three years then ended were prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standard Board (IASB) and IFRS as

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endorsed by the European Union as of July 26, 2016, the date of the Board of Directors that authorized for issue the consolidated financial statements. The IFRS as endorsed by the European Union are available on the website of the European Union (http://ec.europa.eu/internal_market/accounting/ias/index_fr.htm).

Proposed business combination agreement with FMC Technologies Inc

On June 14, 2016, Technip entered into a definitive agreement under which it would combine with FMC in an all-share merger. The new group will be renamed TechnipFMC. The transaction is expected to close early 2017, subject to the approvals of Technip and FMCTI shareholders, regulatory approvals and consents, as well as other customary closing conditions. The merger has had no impact on the consolidated financial statements.

Standards Effective after December 31, 2015

Technip financial statements as of December 31, 2015 do not include the possible impact of standards published as of December 31, 2015 but which application is mandatory as from financial years subsequent to 2015.

IFRS  9 “Financial Instruments”

On July 24, 2014, the IASB released the final version of the IFRS 9 with respect to financial instruments, which should be applicable as of January 1, 2018. Aiming at replacing IAS 39 “Financial Instruments: Recognition and Measurement”, IFRS 9 includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting.

IFRS  15 “Revenue from Contracts with Customers”

Applicable by the IASB as of January 1, 2018, this new standard sets general accounting principles relating to revenue recognition. IFRS 15 supersedes the current standards on revenue recognition, particularly IAS 18 “Revenue”, IAS 11 “Construction Contracts” and the corresponding interpretations IFRIC 13, IFRIC 15, IFRIC 18 and SIC 31.

IFRS 16 “Leases”

Released on January 13, 2016, the new standard IFRS 16 on lease accounting will be mandatorily applicable for the financial years starting January 1, 2019 and should supersede the current IAS 17 and its related interpretations.

The Group is currently assessing the potential impacts of these three latest standards on its consolidated financial statements. These standards have not yet been adopted by the European Union.

Standards effective in 2015

The adoption of new standards, amendments and interpretations that had mandatory application for periods starting after January 1, 2015, had no significant impact on the financial situation and performance of the Group.

Standards effective in 2014

IFRIC  21 “Levies”

IFRIC 21 “Levies” on operating tax recognition was effective for annual periods beginning on or after June 17, 2014, and retrospectively applied for all prior periods. The interpretation had no material impact on the Group consolidated statement of income and the consolidated shareholders’ equity.

Standards effective in 2013

IFRS  10 and IFRS 12 “Consolidated Financial Statements / Disclosure of Interests in other Entities”

These standards modify IAS 27 “Separate Financial Statements” and cancels SIC 12 “Consolidation – Special Purpose Entities”. IFRS 10 presents a unique model of consolidation, identifying the concept of control as the determining factor in whether an entity should be consolidated.

The standard IFRS 12 specifies the information to be disclosed in the notes to the participations in subsidiaries, partnerships or non-consolidated entities.

IFRS 11 “Joint Arrangements”:

This standard supersedes IAS 31 “Interests in Joint Ventures” and SIC 13 “Jointly Controlled Entities”. The standard distinguishes two types of joint arrangements, joint ventures and joint operations, by assessing the rights and obligations of the entity in the partnership arrangement.

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As of December 31, 2013, the Group is mainly involved in two types of joint arrangements: those set up for the purpose of fulfilling a defined construction contract and those set up to build and operate flexible pipeline installation vessels (PLSVs).

B. Consolidation Principles

In accordance with IFRS 10 “Consolidated Financial Statements”, are consolidated all the companies (including special purpose entities) for which the Group has all the following:

•	the power over the company subject to the investment;

•	an exposure or rights to the company’s variable returns; and

•	the ability to use its power over the entity to affect these returns.

Where holding more than 50% of voting rights in an entity, the control exists when the voting rights held are substantive and provide the Group with the current ability to direct the relevant activities.

As per IFRS 11 “Joint Arrangements”, joint arrangements classified as joint operations should be recognized to the extent of the Group’s assets and its liabilities, including its share of any assets held jointly or liabilities incurred jointly.

The equity method is used for joint ventures and for investments over which the Group exercises a significant influence on operational and financial policies. Unless otherwise indicated, such influence is deemed to exist for investments in companies in which the Group’s ownership is between 20% and 50%.

Companies in which the Group’s ownership is less than 20% or that do not represent significant investments (such as dormant companies) are recorded under the “Other Financial Assets (Non-Current)” or “Available-for-Sale Financial Assets” line items and only impact net income through dividends received or in case of impairment loss. Where no active market exists and where no other valuation method can be used, these financial assets are maintained at historical cost, less any accumulated impairment losses.

The list of the main Group’s consolidated companies and their respective method of consolidation is provided in Note 2 (c) – Scope of consolidation as of December 31, 2015, 2014 and 2013.

The main affiliates of the Group close their accounts as of December 31 and all consolidated companies apply the Group accounting standards.

All intercompany balances and transactions, as well as internal income and expenses, are fully eliminated.

Subsidiaries are consolidated as of the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date control ceases.

C. Accounting Rules and Policies

The consolidated financial statements were prepared in accordance with IFRS.

The distinction between current assets and liabilities, and non-current assets and liabilities is based on the operating cycle of contracts. If related to contracts, assets and liabilities are classified as “current”; if not related to contracts, assets and liabilities are classified as “current” if their maturity is less than 12 months or “non-current” if their maturity exceeds 12 months.

All assets are valued under the historical cost convention, except for financial assets and derivative financial instruments, which are measured at fair value.

The preparation of financial statements in compliance with IFRS requires the use of certain critical accounting estimates. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are material, are disclosed in the paragraphs below.

(a) Use of Estimates

Preparation of the consolidated financial statements requires the use of estimates and assumptions to be made that may affect the assessment and disclosure of assets and liabilities at the date of the financial statements, as well as the income and the reported expenses regarding this financial year. Estimates may be revised if the circumstances and the assumptions on which they were based change, if new information becomes available, or as a result of greater experience. Consequently, the actual result from these operations may differ from these estimates.

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The main assessments and accounting assumptions made in the financial statements of the Group relate to construction contracts, the valuation of Group exposure to litigation with third parties, the valuation of goodwill and the assessment of recoverable goodwill, the valuation of income tax assets resulting from tax losses carried forward (the latter is measured in compliance with accounting principles shown in Note 1-C (v) – Deferred income tax) as well as the valuation of defined benefit plans described in Note 1-C (u). Regarding construction contracts, the Group policy is described in Note 1-C (b) – Long-term contracts. In terms of legal proceedings and claims, the Group regularly establishes lists and performs analyses of significant ongoing litigations, so as to record the adequate provisions when necessary. Possible uncertainties related to ongoing litigations are described in Note 31 – Litigation and contingent liabilities.

Goodwill, measured pursuant to principles described in Note 1-C (d) – Business Combinations, is tested for impairment at least annually and whenever a trigger event is identified. Technip also performs sensitivity analyses on key assumptions used for impairment tests, in order to make sure that no reasonable change of an assumption on which the Group has based its CGUs’ recoverable value jeopardizes the conclusions of these impairment tests.

(b) Long-Term Contracts

Long-term contracts are recorded in accordance with IAS 11 (“Construction Contracts”) where they include construction and delivery of a complex physical asset, or in accordance with IAS 18 (“Revenue”) in all other cases.

Costs incurred on contracts include the following:

•              the purchase of material, the subcontracting cost of engineering, the cost of markets, and all other costs directly linked to the contract;

•             labour costs, related social charges and operating expenses that are directly connected. Selling costs of contracts, research and development costs and the potential charge of “overabsorption” are excluded from those evaluations; and

•             other costs, if any, which could be reinvoiced to the client when specified in the contract clauses.

Costs on construction contracts do not include financial expenses.

Revenues on contracts at completion include:

•             the initial selling price;

•              every additional amendment, variation order and modification (together “changes”) to the initial contract if it is probable that these changes could be reliably measured and that they are accepted by the client; and

•              financial result on contracts when the corresponding cash management is completely separate from the central treasury and that contracts generate a significant net cash position.

Revenues on ongoing contracts are measured on the basis of costs incurred and of margin recognized at the percentage of completion. Margin is recognized only when the visibility of the riskiest stages of the contract is deemed sufficient and when estimates of costs and revenues are considered to be reliable.

The percentage of completion is calculated according to the nature and the specific risk of each contract in order to reflect the effective completion of the project. This percentage of completion can be based on technical milestones defined for the main deliverables under the contracts or based on the ratio between costs incurred to date and estimated total costs at completion.

As soon as the estimate of the final outcome of a contract indicates a loss, a provision is recorded for the entire loss.

The gross margin of a long-term contract at completion is based on an analysis of total costs and income at completion, which are reviewed periodically and regularly throughout the life of the contract.

In accordance with IAS 11, construction contracts are presented in the statement of financial position as follows: for each construction contract, the accumulated costs incurred, as well as the gross margin recognized at the contract’s percentage of completion (plus accruals for foreseeable losses if needed), after deduction of the payments received from the clients, are shown on the asset side under the “Construction Contracts – Amounts in Assets” line item if the balance of those combined components is a debit; if the balance is a credit, these are shown on the liability side under the “Construction Contracts – Amounts in Liabilities” line item.

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A construction contract is considered completed when the last technical milestone is achieved, which occurs upon contractual transfer of ownership of the asset or temporary delivery, even if conditional. Upon completion of the contract:

•              the balance of “Construction Contracts – Amounts in Assets”, which at that time amounts to the total sale price of the contract, less accumulated payments received under this contract at the delivery date, is invoiced to the customer and recorded as current receivables on contracts (see Note 16 – Trade receivables);

•              if necessary, a liability may be accrued and recorded in “Other Current Payables” in the statement of financial position in order to cover pending expenses to get the acceptance certificate from the client.

As per IAS 18, other long-term contracts are recorded as follows in the statement of financial position: invoicing in advance of revenue to be recognized is recorded as advances received in “Other Current Liabilities” (see Note 25 – Other current and non-current liabilities); invoicing that trails revenues to be recognized is recorded in “Trade Receivables” (see Note 16 – Trade receivables).

Costs incurred before contract signing (“bid costs”), when they can be directly linked to a future construction contract where the signature is almost certain, are recorded in “Construction Contracts – Amounts in Assets” (see Note 15 – Construction contracts), and then included in costs of ongoing contracts when the contract is obtained. From a practical point of view, costs effectively capitalized correspond to the bid costs incurred during the quarter of the contract’s award. Bid costs are directly recorded into consolidated income statement on the line “Selling Costs” when a contract is not secured.

(c) Foreign Currency Transactions and Financial Instruments

Foreign currency transactions

Foreign currency transactions are translated into the functional currency at the exchange rate applicable on the transaction date.

At the closing date, monetary assets and liabilities stated in foreign currencies are translated into the functional currency at the exchange rate prevailing on that date. Resulting exchange gains or losses are directly recorded in the income statement, except exchange gains or losses on cash accounts eligible for future cash flow hedging and for hedging on net foreign currency investments.

Translation of financial statements of subsidiaries in foreign currency

The income statements of foreign subsidiaries are translated into Euro at the average exchange rate prevailing during the year. Statements of financial position are translated at the exchange rate at the closing date. Differences arising in the translation of financial statements of foreign subsidiaries are recorded in other comprehensive income as foreign currency translation reserve. The functional currency of the foreign subsidiaries is most commonly the local currency.

Derivatives and hedging processing

Every derivative financial instrument held by the Group is aimed at hedging future inflows or outflows against exchange rate fluctuations during the period of contract performance. Derivative instruments and in particular forward exchange transactions are aimed at hedging future inflows or outflows against exchange rate fluctuations in relation with awarded commercial contracts.

Foreign currency treasury accounts designated for a contract and used to finance its future expenses in foreign currencies may qualify as a foreign currency cash flow hedge.

An economic hedging may occasionally be obtained by offsetting cash inflows and outflows on a single contract (“natural hedging”).

When implementing hedging transactions, each Group’s subsidiary enters into forward exchange contracts with banks or with Technip Eurocash SNC, the company that performs centralized treasury management for the Group. However, only instruments that involve a third party outside of the Group are designated as hedging instruments.

A derivative instrument qualifies for hedge accounting (fair value hedge or cash flow hedge) when there is a formal designation and documentation of the hedging relationship, and of the effectiveness of the hedge throughout the life of the contract. A fair value hedge aims at reducing risks incurred by changes in the market value of some assets, liabilities or firm commitments. A cash flow hedge aims at reducing risks incurred by variations in the value of future cash flows that may impact net income.

In order for a currency derivative to be eligible for hedge accounting treatment, the following conditions have to be met:

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•              its hedging role must be clearly defined and documented at the date of inception; and

•             its efficiency should be proved at the date of inception and/or as long as it remains efficient. If the efficiency test results in a score between 80 and 125%, changes in fair value or in cash flows of the covered element must be almost entirely offset by the changes in fair value or in cash flows of the derivative instrument.

All derivative instruments are recorded and disclosed in the statement of financial position at fair value:

•             derivative instruments considered as hedging are classified as current assets and liabilities, as they follow the operating cycle; and

•             derivative instruments not considered as hedging are also classified as current assets and liabilities.

Changes in fair value are recognized as follows:

•             regarding cash flow hedges, the portion of the gain or loss corresponding to the effectiveness of the hedging instrument is recorded directly in other comprehensive income, and the ineffective portion of the gain or loss on the hedging instrument is recorded in the income statement. The exchange gain or loss on derivative cash flow hedging instruments, which is deferred in equity, is reclassified in the net income of the period(s) in which the specified hedged transaction affects the income statement;

•              the changes in fair value of derivative financial instruments that qualify as fair value hedge are recorded as financial income or expenses. The ineffective portion of the gain or loss is immediately recorded in the income statement. The carrying amount of a hedged item is adjusted by the gain or loss on this hedged item which may be allocated to the hedged risk and is recorded in the income statement; and

•              the changes in fair value of derivative financial instruments that do not qualify as hedging in accounting standards are directly recorded in the income statement.

The fair value of derivative financial instruments is estimated on the basis of valuations provided by bank counterparties or financial models commonly used in financial markets, using market data as of the statement of financial position date.

So as to determine this fair value, the Group uses the following hierarchy for determining and disclosing the fair value of financial instruments depending on the valuation methods:

•             Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;

•              Level 2: inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly;

•              Level 3: inputs which have a significant effect on the recorded fair value and that are not based on observable market data.

Due to their short maturities, the fair value of cash, cash equivalents, trade receivables and trade payables is considered as being equivalent to carrying value.

Bid contracts in foreign currency

To hedge its exposure to exchange rate fluctuations during the bid-period of construction contracts, Technip occasionally enters into insurance contracts under which foreign currencies are exchanged at a specified rate and at a specified future date only if the new contract is awarded. The premium the Group pays to enter into such an insurance contract is charged to the income statement when paid. If the commercial bid is not successful, the insurance contract is automatically terminated without any additional cash settlements or penalties.

In some cases, Technip may enter into foreign currency options for some proposals during the bid-period. These options cannot be eligible for hedging.

(d) Business Combinations

Assets, liabilities and contingent liabilities acquired within business combinations are recorded and valued at their fair value using the purchase method. Identifiable assets are depreciated over their estimated useful lives.

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The goodwill, of which measurement results in difference between the acquisition price and the estimation of identifiable assets, liabilities and contingent liabilities at their fair value, is posted on the “Goodwill” line item when significant, under the “Intangible Assets” category. Goodwill is no longer amortized as per IFRS 3.

Adjustments recorded for a business combination on the provisional values of assets, liabilities and contingent liabilities are recognized as a retrospective change in goodwill when occurring within a 12-month period after the acquisition date and resulting from facts or circumstances that existed as of the acquisition date. After this measurement period ends, any change in valuation of assets, liabilities and contingent liabilities is accounted for in profit and loss statement, with no impact on goodwill.

The net value of intangible assets is subject to impairment tests performed on a regular basis, using the discounted cash flow method on the basis of the estimates of cash flows generated by the activities to which these goodwill are allocated, these estimates correspond to the most likely assumptions adopted by the Board of Directors. Impairment tests are based on estimates in terms of growth rates, operating margin rates, discount rates and corporate tax rates. The assumptions used are based on the three-year business plans for each activity that have been approved by the Board of Directors.

As a general rule, these business plans are determined in accordance with the Group accounting methods to establish its consolidated historical statements. The backlog and backlog scheduling forecasts, the investments in production capabilities, fleet and other logistic capabilities, as well as the internal and external market studies are critical to the elaboration of Technip’s business plans.

The goodwill and corresponding assets and liabilities are allocated to the appropriate activities (Onshore/Offshore/Subsea, corresponding to the Group CGUs).

Goodwill impairment analysis is performed during the fourth quarter of each financial year or whenever there is an indication that an asset may be impaired.

Actual figures may differ from projections. If calculations show that an asset shall be impaired, an impairment expense is recognized.

(e) Segment Information

Information by business segment

As per IFRS 8, an operating segment is a component of an entity:

•              that engages in business activities from which it may earn revenues and incur expenses;

•             whose operating results are regularly reviewed by the entity’s chief operating decision maker; and

•             for which distinct financial information is available.

The three business segments as reported to the main operating decision-maker, the Group Executive Committee, are organized as following:

•              the Subsea segment includes the design, manufacture, procurement and installation of subsea equipment;

•             the Onshore/Offshore segment includes the entire engineering and construction business for petrochemical and refining plants as well as facilities for developing onshore oil and gas fields (including gas treatment units, liquefied natural gas (LNG) units and onshore pipelines). It also includes the renewable energies and the engineering and construction of non-petroleum facilities; as well as the design and construction of fixed or floating facilities and surface installations; and

•              the Corporate segment includes holding company activities and central services rendered to Group subsidiaries, including IT services and reinsurance activities.

The items related to segment result disclosed by Technip in its business segment information are the “Operating Income/(Loss) from Recurring Activities” and the “Operating Income/(Loss)”. As a result, the segment result does not include financial income and expenses (except financial result on contracts) or income tax expense (because of shared treasury and tax management). Segment assets do not include asset items related to the latter, such as current and deferred income tax assets. Similarly, segment liabilities do not include liability items that are not connected to segment result, such as current and deferred income tax liabilities.

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Adjustment items relate to the integration for their respective shares of incorporated entities linked to construction contracts in joint arrangements.

Joint arrangements in which the Group hold investments could be classified in two categories: those set up for the purpose of fulfilling a defined construction contract and those set up to build and operate vessels, principally flexible pipeline installation vessels (PLSVs) in Brazil. The fulfillment of contracts in joint arrangement being the core business of Technip, the Group should continue to release its contracts in partnership for their respective shares, whatever the legal structuration of the joint arrangement and whether or not the constitution of an incorporated legal entity is scheduled to host partly or fully the contract. The objective is to disclose all relevant financial information to the Group management and to the different participants of the financial markets.

Entities holding pipeline installation vessels should remain accounted using the equity method as their management and operational methods intrinsically corresponds to the concept of joint ventures as described in IFRS 11.

Information by geographical area

From a geographical standpoint, operating activities and performances of Technip are reported on the basis of five areas, as follows:

•	Europe, Russia and Central Asia;

•	Africa;

•	Middle East;

•	Asia Pacific; and

•	Americas.

The items related to segment result disclosed by Technip in its geographical segment information are the “Operating Income/(Loss) from Recurring Activities” and the “Operating Income/(Loss)”.

Consequently, the segment result does not include financial income and expenses (except for the financial result on contracts), or income tax expense. Segment assets do not include asset items related to the latter, such as deferred and current tax assets.

Geographical areas are defined according to the following criteria: specific risks associated with activities performed in a given area, similarity of economic and political framework, regulation of exchange control, and underlying monetary risks.

The breakdown by geographical area is based on the contract delivery within the specific country.

(f) Operating Income from Recurring Activities and Operating Income

The whole share of income/(loss) of equity affiliates has been reclassified to operating income, these companies’ operations being in the continuation of the Group activity.

Income/(Charges) from disposals of consolidated companies (or group of assets and liabilities) disposed or to be disposed are identified in a separate item under operating income/(loss).

Income/(Charges) from non-current activities principally comprise restructuring costs, impairment losses on non-current tangible or intangible assets (or group of assets), as well as other operating income and charges such as provisions related to litigations.

As per IAS 1, these two last items only include impacts from operations and transactions that should be unusual in terms of nature and/or material in terms of amounts and that the Group deems necessary to disclose distinctly to ensure reliability and relevance of its financial information.

(g) Financial Result on Contracts

The financial result of cash management related to construction contracts is recorded together with the revenues when the corresponding treasury management is completely separate from the Central treasury and that contracts generate a significant net cash position.

(h) Income/(Loss) from Discontinued Operations

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In compliance with IFRS 5, the result incurred by discontinued operations through sales or disposals is recorded under this line item. Discontinued operations consist of a whole line of business or geographical area.

(i) Earnings per Share

As per IAS 33 “Earnings per Share”, Earnings Per Share (EPS) are based on the average number of outstanding shares over the period, after deducting treasury shares.

Diluted earnings per share amounts are calculated by dividing the net profit of the period, restated if need be for the after-tax financial cost of dilutive financial instruments, by the sum of the weighted average number of outstanding shares, the weighted average number of share subscription options not yet exercised, the weighted average number of performance shares granted calculated using the share purchase method, and the weighted average number of shares of the convertible bonds and, if applicable, the effects of any other dilutive instrument.

In accordance with the share purchase method, only dilutive instruments are used in calculating EPS. Dilutive instruments are those for which the option exercise price plus the future IFRS 2 expense not yet recognized is lower than the average share price during the EPS calculation period.

(j) Property, Plant and Equipment (Tangible Assets)

In compliance with IAS 16 “Property, Plant and Equipment”, an asset is recognized only if the cost can be measured reliably and if future economic benefits are expected from its use.

Property, plant and equipment are carried at their historical cost or at their fair value in case of business combinations.

As per IAS 16, Technip uses different depreciation periods for each of the significant components of a single property, plant and equipment asset where the useful life of the component differs from that of the main asset. Following are the useful lives most commonly applied by the Group:

•	Buildings 10 to 50 years

•	Vessels 10 to 30 years

•	Machinery and Equipment 6 to 10 years

•	Office Fixtures and Furniture 5 to 10 years

•	Vehicles 3 to 7 years

•	IT Equipment 3 to 5 years

If the residual value of an asset is material and can be measured, it is taken into account in calculating its depreciable amount.

On a regular basis, the Group reviews the useful lives of its assets. That review is based on the effective use of the assets.

As per IAS 16, dry-dock expenses are capitalized as a separate component of the principal asset. They are depreciated over a period of three to five years.

Depreciation costs are recorded in the income statement as a function of the fixed assets’ use, split between the following line items: cost of sales, research and development costs, selling costs or general administrative costs.

In accordance with IAS 36, the carrying value of property, plant and equipment is reviewed for impairment whenever internal or external events indicate that there may be impairment, in which case, an impairment loss is recognized. As an example, indications of impairment loss used for vessels and analyzed together are mainly the asset workload scheduling, the change in its daily invoicing rate, its age as well as the frequency of its dry-docking.

In application of IAS 23, borrowing costs related to assets under construction are capitalized as part of the value of the asset.

(k) Intangible Assets

Research and development costs generated internally

Research costs are expensed when incurred. In compliance with IAS 38, development costs are capitalized if all of the following criteria are met:

• the projects are clearly identified;

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•             the Group is able to reliably measure expenditures incurred by each project during its development;

•             the Group is able to demonstrate the technical and industrial feasibility of the project;

•             the Group has the financial and technical resources available to achieve the project;

•             the Group can demonstrate its intention to complete, to use or to commercialize products resulting from the project; and

•              the Group is able to demonstrate the existence of a market for the output of the intangible asset, or, if it is used internally, the usefulness of the intangible asset.

Since not all of the IAS 38 conditions were met for the disclosed period on ongoing development projects, no development expenses were capitalized, except some expenses related to IT projects developed internally.

Other intangible assets

Patents are amortized over their useful life, generally on a straight line basis over ten years. Costs related to software rights are capitalized, as are those related to creating proprietary IT tools, such as the E-procurement platform, or Group management applications which are amortized over their useful life, generally five years.

In accordance with IAS 36, the carrying value of intangible assets is reviewed for impairment whenever internal or external events indicate that there may be impairment, in which case, an impairment loss is recognized.

(l) Other Financial Assets

Other financial assets are recorded at fair value or at historical cost, as of the transaction date, if they cannot be measured reliably. In the latter case, impairment is recorded if the recoverable value is lower than the historical cost. The estimated recoverable value is computed by type of financial asset based on the future profitability or the market value of the company considered, as well as its net equity if needed.

Non-Consolidated Investments

On initial recognition, non-consolidated investments are recognized at their acquisition cost including directly attributable transaction costs.

At the closing date, these investments are measured at their fair value. As investments under this category relate to unlisted securities, fair value is determined on the basis of discounted cash flows or failing that, based on the Group’s share in the Company’s equity.

Receivables related to investments

This item comprises loans and advances through current accounts granted to non-consolidated or equity affiliates.

Security deposits and others

This item essentially includes guarantee security deposits and escrow accounts related to litigation or arbitration.

(m) Available-for-Sale Financial Assets

Investments in listed companies which are not consolidated are recorded in this line item. They are initially and subsequently measured at fair value.

Variations in fair value are booked directly in other comprehensive income and unrealized gains or losses are recycled in the income statement upon disposal of the investment. An impairment loss is recorded through the income statement when the loss is sustained or significant.

(n) Inventories

Inventories are recognized at the lower of cost and net realisable value with cost being principally determined on a weighted-average cost basis.

Write-down of inventories are recorded when the net realizable value of inventories is lower than their net book value.

(o) Advances Paid to Suppliers

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Advance payments made to suppliers under long-term contracts are shown under the “Advances to Suppliers” line item, on the asset side of the statement of financial position.

(p) Trade Receivables

Trade receivables are measured at amortized cost. A provision for doubtful accounts is recorded when the Group assesses the recoverable value is lower than the amortized costs.

Trade receivables only relate to contracts accounted for as per IAS 18 (see Note 1-C (b) – Long-term contracts) and delivered contracts.

(q) Cash and Cash Equivalents

Cash and cash equivalents consist of cash in bank and in hand, as well as marketable securities fulfilling the following criteria: a maturity of usually less than three months, highly liquid, a fixed exchange value and an insignificant risk of loss of value. Marketable securities are measured at their market value at period-end. Any change in fair value is recorded in the income statement.

(r) Treasury Shares

Treasury shares are recorded as a deduction to equity at their acquisition cost. Any gain or loss related to the sale of treasury shares is recognized directly in equity without affecting the income statement.

(s) Grants of Share Subscription Options, Share Purchase Options and Performance Shares

In accordance with IFRS 2, share subscription options, share purchase options and performance share grants constitute a benefit to the beneficiaries and represent additional compensation paid by the Group. This supplementary benefit is recognized as follows: the fair value of the granted options and shares which correspond to the services rendered by the employees in exchange for the options and shares received is determined at the grant date and recorded as an expense against the equity line item over the vesting period.

The fair value of the share subscription options, the share purchase options or the performance share grants is determined using the Cox Ross Rubinstein binomial model. The model takes into account the features of the option plan (exercise price, vesting period and exercise period) and the market data at the grant date (risk-free rate, expected volatility of the share price, estimated dividends, share price at grant date). Regarding the assessment of volatility, historical measures performed on the share price show great discrepancies depending upon the periods and the maturity chosen. In order to achieve a reliable measure of the future volatility, Technip decided to use an approach that consists in comparing measures of historical volatility over periods of one year, two years, three years and five years on the one hand and the share’s implied volatility on the other.

All share subscription option, share purchase option and performance share plans are exclusively settled in shares.

IFRS 2 applies to share-based payment plans granted after November 7, 2002 and not vested before January 1, 2005.

(t) Capital Increase Reserved for Employees

In compliance with IFRS 2, instruments awarded under employee share purchase plans are measured at fair value, estimated at the grant date based on the discount awarded to employees and the non-transferability period applicable to the shares subscribed.

The cost of employee share purchase plans is recognized in full in the statement of income and offset against consolidated equity, without any impact on total equity.

(u) Provisions (Current and Non-Current)

Accrued liabilities are recognized if and only if the following criteria are simultaneously met:

•              the Group has an ongoing obligation (legal or constructive) as a result of a past event;

•             the settlement of the obligation will likely require an outflow of resources embodying economic benefits without expected counterpart; and

•             the amount of the obligation can be reliably estimated: provisions are measured according to the risk assessment or the exposed charge, based upon best-known elements.

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Current provisions

Contingencies related to contracts: these provisions relate to claims and litigations on contracts.

Restructuring: once a restructuring plan has been decided and the interested parties have been informed, the plan is scheduled and valued. Restructuring provisions are fully recognized in compliance with IAS 37.

Non-current provisions

Pensions and other long-term benefits: the Group is committed to various employee benefit plans. Those obligations are settled either at the date of employee departures or at subsequent date in accordance with the laws and practices of each country in which it operates. Depending on affiliates, the main defined benefit plans can be:

•              end-of-career benefits, to be paid at the retirement date;

•             deferred compensation, to be paid when an employee leaves the Company;

•             retirement benefits to be paid in the form of a pension.

In compliance with IAS 19 revised in 2011, the Group has assessed its obligations in respect of employee pension plans and other long-term benefits such as “jubilee benefits”, post-retirement medical benefits, special termination benefits and cash incentive plans. The plan assets are recorded at fair value. Evaluations were coordinated so that liabilities could be measured using recognized and uniform actuarial methods, and were performed by an independent actuary.

The obligations of providing benefits under defined benefit plans are determined by independent actuaries using the projected unit credit actuarial valuation method as per IAS 19. The actuarial assumptions used to determine the obligations may vary depending on the country. The actuarial estimation is based on usual parameters such as future wage and salary increases, life expectancy, staff turnover rate and inflation rate.

The defined benefit liability equals the present value of the defined benefit obligation after deducting the plan assets. Present value of the defined benefit obligation is determined using present value of future cash disbursements based on interest rates of convertible bonds, in the currency used for benefit payment, and whose term is equal to the average expected life of the defined benefit plan.

According to amended IAS 19, the actuarial gains and losses resulting from adjustments related to experience and changes in actuarial assumptions are now recorded in other comprehensive income (see Note 23 – Pensions and other long-term employee benefit plans).

(v) Deferred Income Tax

Deferred income taxes are recognized in accordance with IAS 12, using the liability method (use of the last forecast tax rate passed or almost passed into law at the closing date), on all temporary differences at the closing date, between the tax bases of assets and liabilities and their carrying amounts for each Group’s company.

Deferred income taxes are reviewed at each closing date to take into account the effect of any changes in tax law and in the prospects of recovery.

Deferred income tax assets are recognized for all deductible temporary differences, unused tax credits carry-forwards and unused tax losses carry-forwards, to the extent that it is probable that taxable profit will be available.

To properly estimate the existence of future taxable income on which deferred tax assets could be allocated, the following items are taken into account:

•              existence of temporary differences which will cause taxation in the future;

•              forecasts of taxable results;

•              analysis of the past taxable results; and

•              existence of significant and non-recurring income and expenses, included in the past tax results, which should not repeat in the future.

Deferred income tax liabilities are recognized for all taxable temporary differences, except restrictively enumerated circumstances, in accordance with the provisions of IAS 12.

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When a tax consolidation mechanism is in place for companies in a given country, the deferred tax calculation takes into account the individual tax situation of each subsidiary located in that country as well as the overall situation of all subsidiaries included in the scope of tax consolidation.

Tax assets and liabilities are not discounted.

(w) Financial Debts (Current and Non-Current)

Current and non-current financial debts include bond loans and other borrowings. Issuance fees and redemption premium on convertible bonds are included in the cost of debt on the liability side of the statement of financial position, as an adjustment to the nominal amount of the debt. The difference between the initial debt and redemption at maturity is amortized at the effective interest rate.

The convertible bonds with an option for conversion and/or exchangeable for new or existing shares (OCEANE) are recognized in two distinct components:

•              a debt component is recognized at amortized cost, which was determined using the market interest rate for a non-convertible bond with similar features. The carrying amount is recognized net of its proportionate share of the debt issuance costs; and

•              a conversion option component is recognized in equity for an amount equal to the difference between the issuing price of the OCEANE convertible bond and the value of the debt component. The carrying amount is recognized net of its proportionate share of the debt issuance costs and corresponding deferred taxes. This value is not remeasured but will be adjusted for all conversion of bonds.

(x) Assets and Liabilities Held for Sale

The Group considers every non-current asset as an asset held for sale if it is very likely that its book value will be recovered principally by a sale transaction rather than by its continued use. Assets classified as held for sale are measured at the lower of either the carrying amount or the fair value less selling costs.

Note 2 Scope of Consolidation

(A) Main Variations

Year Ended December 31, 2015

On May 29, 2015, Technip acquired the remaining 50% of Doftech DA’s shares from DOF Subsea AS. As a consequence, Doftech DA previously consolidated by equity method is consolidated at 100% by global integration. In addition, Technip becomes the sole owner of the Deep Arctic (ex-Skandi Arctic), a diving support vessel specially designed to meet the North Sea market requirements.

Year Ended December 31, 2014

On April 30, 2014, Technip sold the totality of its fully owned subsidiary Technip TPS, specialized in engineering and construction for the industry, to the WSP Group (WSP is one of the world’s leading professional services firms) for a total amount of €12.1 million as of December 31, 2014.

On June 3, 2014, September 26, 2014 then on December 4, 2014, Technip sold the totality of its 75% of investment in Seamec to HAL Offshore Limited, India at a consideration of 97 Indian rupees per share (translating to a total amount of €31.4 million as of December 31, 2014).

Seamec Limited and its 100% subsidiary Seamec International FZE are not anymore consolidated in Technip Group accounts as of December 31, 2014.

On December 30, 2014, Technip acquired the technology Zimmer®. Based in Frankfurt, Germany, Technip Zimmer GmbH constitutes the new polymers technology business of Technip. This activity is integrated through Technip Stone & Webster Process Technology, the Onshore global business unit formed in 2012 to manage the Company’s expanding portfolio of downstream process technologies.

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Technip Zimmer GmbH’s business includes technologies for the processing of polyesters and polyamides, research and development facilities, and a team of around forty skilled engineers, researchers and project teams.

The new polymers business will diversify and strengthen Technip’s portfolio of downstream technologies in its Onshore segment.

No material impact was recognized following the completion of the purchase price allocation performed in 2015 and the final goodwill recognized in the consolidated financial statements as of December 31, 2015 for the acquisition of the technology Zimmer® amounts to €62.4 million.

Year ended December 31, 2013

On March 8, 2013, Technip announced the acquisition of Ingenium AS, a highly-experienced offshore engineering and services contractor located in Oslo, Norway. Ingenium AS designs and develops mechanical and electro-hydraulic tools and equipment, for the offshore oil and gas industry, and provides engineering services for sub-marine operations, such as the installation of pipes and cables. The company comprised over 20 highly-skilled engineers in the Subsea business.

The goodwill recognized in the consolidated financial statements as of June 30, 2013, for the acquisition of the company Ingenium AS amounted to €8.3 million.

The acquisition costs of this company, net of cash acquired, amounted to €8.2 million.

This company was merged with Technip Norge AS on August 29, 2013.

(B) Other Variations

Year ended December 31, 2015

On October 12, 2015, Technip divested its 100% ownership in the company Technip Benelux NV (Belgium).

On December 15, 2015, the Group also decided to dispose its 39% share in the company Crestech (Nigeria) to its partner Highcrest Technologies Ltd.

There is no other significant change in the scope of consolidation compared to December 31, 2014.

Year ended December 31, 2014

On April 3, 2014, Technip purchased 49% of Kanfa AS, a company that delivers overall process solutions and services to the Offshore and Oil, Gas and LNG Industry with main focus on the worldwide FPSO market. This company is integrated by equity method in Group accounts.

On October 14, 2014, Technip purchased 51% of Inocean AS, a company that offers naval architect and engineering services in all phases of a project cycle and has activities primarily within the offshore oil and gas sector. Inocean AS has intellectual property rights to various floating installations and vessels. This company is fully consolidated in Group consolidated accounts.

There is no other significant change in the scope of consolidation compared to December 31, 2013.

Year ended December 31, 2013

There is no other significant change in the scope of consolidation compared to December 31, 2012.

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(C) Scope of Consolidation

As of December 31, 2015

As of December 31, 2015, the scope of consolidation consists of 210 entities, out of which 166 are fully consolidated and 44 are accounted for under the equity method.

The table below sets forth the main consolidated entities:

Fully Consolidated Companies	Country	As of December 31, 2015 % Interest	As of December 31, 2015 % Control

Technip	France	Consolidating Company	Consolidating Company
Angoflex SAS	France	100%	100%
Cybernétix	France	100%	100%
Flexi France	France	100%	100%
Seal Engineering	France	100%	100%
Technip Eurocash SNC	France	100%	100%
Technip France	France	100%	100%
Technip Offshore International	France	100%	100%
Technipnet	France	100%	100%
Technip Angola	Angola	60%	100%
Global Offshore Pty Ltd	Australia	100%	100%
Technip Oceania Pty Ltd	Australia	100%	100%
Flexibras Tubos Flexiveis	Brazil	100%	100%
Global Brasil Oleodutos e Servicos Ltda	Brazil	100%	100%
Technip Brasil Engenharia	Brazil	100%	100%
Technip Operadora Portuaria	Brazil	100%	100%
Technip Offshore Finland OY	Finland	100%	100%
Technip Germany	Germany	100%	100%
Technip India	India	100%	100%
PT Global Industries Asia Pacific	Indonesia	100%	100%
PT Technip Indonesia	Indonesia	100%	100%
Technip Italy	Italy	100%	100%
Front End Re	Luxembourg	100%	100%
Asiaflex Products	Malaysia	100%	100%
Technip Far East	Malaysia	100%	100%
Technip Geoproduction (M)	Malaysia	100%	100%
Technip Marine (M) Sdn. Bhd.	Malaysia	100%	100%
Global Offshore Mexico S. de R.L. de C.V.	Mexico	100%	100%
Technip de Mexico S. de R. L. de C.V.	Mexico	100%	100%
Technip Benelux BV	Netherlands	100%	100%
Technip Ships (Netherlands) BV	Netherlands	100%	100%
Technip Offshore (Nigeria)	Nigeria	100%	100%
Technip Chartering Norge AS	Norway	100%	100%
Technip Coflexip Norge AS	Norway	100%	100%
Technip Norge AS	Norway	100%	100%
Technip Chemical Engineering (Tianjin)	People’s Republic of China	100%	100%
Technip RUS	Russia	100%	100%
Technip Saudi Arabia	Saudi Arabia	100%	100%
Coflexip Singapore	Singapore	100%	100%
Technip Singapore	Singapore	100%	100%
Technip Engineering (Thailand)	Thailand	100%	100%
Genesis Oil & Gas Consultants Ltd	United Kingdom	100%	100%
Technip E&C Ltd	United Kingdom	100%	100%
Technip UK Ltd	United Kingdom	100%	100%
Technip E&C, Inc.	United States of America	100%	100%
Technip S&W International, Inc.	United States of America	100%	100%
Technip Stone & Webster Process Technology, Inc.	United States of America	100%	100%
Technip Umbilicals Inc.	United States of America	100%	100%
Technip USA Holdings Inc.	United States of America	100%	100%
Technip USA Inc.	United States of America	100%	100%

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Companies accounted for under the equity method	Country	As of December 31, 2015 % Interest	As of December 31, 2015 % Control
South Tambey LNG	France	50%	50%
Yamgaz	France	50%	50%
Dofcon Navegaçao Ltda	Brazil	50%	50%
Desarrolladora de Etileno, S. de R.L. de C.V.	Mexico	40%	40%
Ethylene XXI Contractors S.A.P.I. de C.V.	Mexico	40%	40%
Etileno XXI Holding BV	Netherlands	50%	50%
Etileno XXI Services BV	Netherlands	40%	40%
Technip Odebrecht PLSV CV	Netherlands	50%	50%
Yamgaz (Shanghai) Co. Ltd	People’s Republic of China	50%	50%
Forsys Subsea Ltd	United Kingdom	50%	50%

All consolidated companies close their accounts as of December 31 except Technip India which closes their statutory accounts as of March 31, and Technip South Africa which closes its statutory accounts as of June 30. However, both entities perform an interim account closing as of December 31 for the purpose of Group consolidation.

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As of December 31, 2014

As of December 31, 2014, the scope of consolidation consists of 209 entities, out of which 170 are fully consolidated and 39 are accounted under the equity method.

The table below sets forth the main consolidated entities:

Fully Consolidated Companies	Country	As of December 31, 2014 % interest	As of December 31, 2014 % control
Technip	France	Consolidating Company	Consolidating Company
Technip France	France	100%	100%
Flexi France	France	100%	100%
Technip Corporate Services	France	100%	100%
Technip Eurocash SNC	France	100%	100%
Technip Offshore International	France	100%	100%
Technipnet	France	100%	100%
Angoflex Lda.	Angola	70%	100%
Technip Angola	Angola	60%	100%
Global Offshore Pty Ltd	Australia	100%	100%
Flexibras Tubos Flexiveis	Brazil	100%	100%
Global Brasil Oleodutos E Servicos Ltda	Brazil	100%	100%
Technip Brasil Engenharia	Brazil	100%	100%
Technip Canada	Canada	100%	100%
Global Industries International, LP	Cayman Islands, British West-Indies	100%	100%
Technip Offshore Finland OY	Finland	100%	100%
Technip Zimmer Gmbh	Germany	100%	100%
Technip India	India	100%	100%
Technip Italy	Italy	100%	100%
Front End Re	Luxembourg	100%	100%
Global Asia Pacific Industries Sdn. Bhd.	Malaysia	100%	100%
Technip Far East	Malaysia	100%	100%
Technip Geoproduction (M)	Malaysia	100%	100%
Technip Marine (M) Sdn. Bhd.	Malaysia	100%	100%
Coflexip Stena Offshore (Mauritius)	Mauritius	100%	100%
Global Offshore Mexico S. de R.L. de C.V.	Mexico	100%	100%
Technip Benelux BV	Netherlands	100%	100%
Technip Ships (Netherlands) BV	Netherlands	100%	100%
Technip Offshore (Nigeria)	Nigeria	100%	100%
Technip Norge AS	Norway	100%	100%
Technip RUS	Russia	100%	100%
Technip Saudi Arabia	Saoudi Arabia	100%	100%
Technip Singapore	Singapore	100%	100%
Technip Middle East	United Arab Emirates	100%	100%
Genesis Oil & Gas Consultants Ltd	United Kingdom	100%	100%
Technip UK Ltd	United Kingdom	100%	100%
Technip E&C, Inc.	United States of America	100%	100%
Technip Stone & Webster Process Technology, Inc.	United States of America	100%	100%
Technip Umbilicals Inc.	United States of America	100%	100%
Technip USA Holdings Inc.	United States of America	100%	100%
Technip USA Inc.	United States of America	100%	100%

336

Companies accounted for under the equity method	Country	As of December 31, 2014 % interest	As of December 31, 2014 % control
South Tambey LNG	France	50%	50%
Yamgaz	France	50%	50%
FSTP Brasil Ltda	Brazil	25%	25%
Dofcon Navegacao Ltda	Brazil	50%	50%
Ethylene XXI Contractors S.A.P.I. de C.V.	Mexico	40%	40%
Etileno XXI Services BV	Netherlands	40%	40%
Technip Odebrecht PLSV CV	Netherlands	50%	50%
FSTP Pte Ltd	Singapore	25%	25%
Badger Licensing LLC – JV	United States of America	50%	50%

All consolidated companies close their accounts as of December 31 except Technip India which closes their statutory accounts as of March 31, and Technip South Africa which closes its statutory accounts as of June 30. However, both entities perform an interim account closing as of December 31 for the purpose of Group consolidation.

337

As of December 31, 2013

Fully Consolidated Companies	Country	As of December 31, 2013 % Interest	As of December 31, 2013 % Control
Technip	France	Consolidating Company	Consolidating Company
Flexi France	France	100%	100%
Technip France	France	100%	100%
Technip Marine	France	100%	100%
Technip Offshore International	France	100%	100%
Technipnet	France	100%	100%
Angoflex Lda.	Angola	70%	100%
Technip Angola	Angola	60%	100%
Global Offshore (Pty) Ltd	Australia	100%	100%
Technip CSO Australia (Pty) Ltd	Australia	100%	100%
Technip Oceania (Pty) Ltd	Australia	100%	100%
Flexibras Tubos Flexiveis	Brazil	100%	100%
Global Brasil Oleodutos E Servicos Ltda	Brazil	100%	100%
Technip Brasil Engenharia	Brazil	100%	100%
Technip Canada	Canada	100%	100%
Global Industries International LP	Cayman Islands, British West-Indies	100%	100%
Technip Offshore Finland OY	Finland	100%	100%
Technip Germany Holding	Germany	100%	100%
Technip Italy	Italy	100%	100%
Front End Re	Luxembourg	100%	100%
Asiaflex Products	Malaysia	100%	100%
Global Asia Pacific Industries Sdn. Bhd.	Malaysia	100%	100%
Technip Far East	Malaysia	100%	100%
Technip Geoproduction (M)	Malaysia	100%	100%
Technip Marine (M) Sdn. Bhd.	Malaysia	100%	100%
Global Offshore Mexico S. de R.L. de C.V.	Mexico	100%	100%
Global Vessels Mexico S. de R.L. de C.V.	Mexico	100%	100%
Technip Benelux BV	Netherlands	100%	100%
Technip Offshore NV	Netherlands	100%	100%
Technip Norge AS	Norway	100%	100%
Technip Polska	Poland	100%	100%
Technip RUS	Russia	100%	100%
Technip Saudi Arabia	Saudi Arabia	100%	100%
Technip Singapore	Singapore	100%	100%
Technip E&C Ltd	United Kingdom	100%	100%
Technip Offshore Holdings Ltd	United Kingdom	100%	100%
Technip Offshore Wind Ltd	United Kingdom	100%	100%
Technip UK Ltd	United Kingdom	100%	100%
Duco Inc.	United States of America	100%	100%
Technip S&W International, Inc.	United States of America	100%	100%
Technip Stone & Webster Process Technology, Inc.	United States of America	100%	100%
Technip USA Holdings Inc.	United States of America	100%	100%
Technip USA Inc.	United States of America	100%	100%

Companies accounted for under the equity method	Country	As of December 31, 2013 % Interest	As of December 31, 2013 % Control
FSTP Brasil Ltda	Brazil	25%	25%
Desarrolladora de Etileno, S. de R.L. de C.V.	Mexico	40%	40%
Ethylene XXI Contractors S.A.P.I. de C.V.	Mexico	40%	40%
Etileno XXI Holding BV	Netherlands	50%	50%
Etileno XXI Services BV	Netherlands	40%	40%
FSTP Pte Ltd	Singapore	25%	25%

All consolidated companies close their accounts as of December 31 except Technip KT India, SEAMEC, Technip India and Technip E&C India Ltd which close their statutory accounts as of March 31, and Technip South Africa which closes its

338

statutory accounts as of June 30. However they perform an interim account closing as of December 31 for the Group consolidation purpose.

Note 3 Segment Information

The table below shows information on Technip’s reportable business and geographical segments in accordance with IFRS 8 (see Note 1-C (e) – Segment information).

(A) Information by Business Segment

	2015

In millions of Euro	Subsea	Onshore/ Offshore	Corporate	Non Allocable and Eliminations	Total Continuing Operations	Total Adjusted	Adjustments	Total Consolidated

Revenues	5,876.0	6,332.7	-	-	12,208.7	12,208.7	(1,870.8)	10,337.9
Gross Margin	1,118.3	363.4	-	-	1,481.7	1,481.7	(36.0)	1,445.7
Operating Income/(Loss) from Recurring Activities	832.0	32.8	(82.6)	-	782.2	782.2	(36.2)	746.0
Share of Income/(Loss) of Equity Affiliates	19.1	1.1	-	-	20.2	20.2	34.4	54.6
Operating Income/(Loss) from Recurring Activities after Income/(Loss) of Equity Affiliates	851.1	33.9	(82.6)	-	802.4	802.4	(1.8)	800.6
Income/(Charges) from Disposals of Activities	-	-	-	-	-	-	-	-
Income/(Charges) from Non-Current Activities	-	(1.2)	-	(468.6)	(469.8)	(469.8)	-	(469.8)
Operating Income/(Loss)	851.1	32.7	(82.6)	(468.6)	332.6	332.6	(1.8)	330.8
Financial Income/(Expenses)	-	-	-	(157.4)	(157.4)	(157.4)	(0.2)	(157.6)
Income Tax Expense	-	-	-	(119.0)	(119.0)	(119.0)	2.0	(117.0)
Net Income/(Loss) for the Year	Na	Na	Na	Na	56.2	56.2	-	56.2
Segment Assets	5,881.7	7,286.4	1,569.3	-	14,737.4	14,737.4	(1,850.5)	12,886.9
Investments in Equity Affiliates	59.8	38.5	-	-	98.3	98.3	33.1	131.4
Unallocated Assets	-	-	-	700.3	700.3	700.3	(49.6)	650.7
Total Assets	5,941.5	7,324.9	1,569.3	700.3	15,536.0	15,536.0	(1,867.0)	13,669.0
Segment Liabilities (1)	3,333.8	4,931.4	2,342.1	-	10,607.3	10,607.3	(1,858.6)	8,748.7
Unallocated Liabilities (2)	-	-	-	4,928.7	4,928.7	4,928.7	(8.4)	4,920.3
Total Liabilities aND EQUITY	3,333.8	4,931.4	2,342.1	4,928.7	15,536.0	15,536.0	(1,867.0)	13,669.0

Other Segment Information
Backlog (3)	7,309.4	9,660.8	-	-	16,970.2	16,970.2	NA	NA
Order Intake (4)	3,105.8	4,459.3	-	-	7,565.1	7,565.1	NA	NA
Capital Expenditures:
● Property, Plant and Equipment	255.1	26.7	-	-	281.8	281.8	(1.5)	280.3
● Intangible Assets	6.3	6.8	-	-	13.1	13.1	(0.1)	13.0
Amortization:
● Property, Plant and Equipment	(257.2)	(27.2)	-	-	(284.4)	(284.4)	0.2	(284.2)
● Intangible Assets	(10.2)	(11.0)	-	-	(21.2)	(21.2)	0.1	(21.1)
Impairment of Assets	-	-	-	(40.7)	(40.7)	(40.7)	-	(40.7)

(1)    Segment liabilities allocated to the Corporate segment include financial debts such as bonds and other bank borrowings.

(2)    Non allocable liabilities essentially include shareholders’ equity.

(3)    Corresponds to ongoing contracts to be delivered. The backlog is defined as the difference at a specified date between the aggregate contractual sale price of all contracts in force and the cumulative revenues recognized from these contracts as of that date.

(4)    Corresponds to signed contracts which have come into force.

339

In millions of Euro	2014
	Subsea	Onshore/ Offshore	Corporate	Non Allocable and Eliminations	Total Continuing Operations	Total adjusted	Adjustments	Total Consolidated

Revenues	4,880.4	5,844.1	-	-	10,724.5	10,724.5	(650.6)	10,073.9
Gross Margin	898.6	615.6	-	-	1,514.2	1,514.2	(46.6)	1,467.6
Operating Income/(Loss) from Recurring Activities	624.2	268.9	(86.7)	-	806.4	806.4	(46.5)	759.9
Share of Income/(Loss) of Equity Affiliates	10.9	7.3	-	-	18.2	18.2	22.1	40.3
Operating Income from Recurring Activities after Income/(Loss) of Equity Affiliates	635.1	276.2	(86.7)	-	824.6	824.6	(24.4)	800.2
Income/(Charges) from Disposals of Activities	-	-	-	(5.5)	(5.5)	(5.5)	-	(5.5)
Income/(Charges) from Non-Current Activities	(1.2)	(5.1)	-	(61.8)	(68.1)	(68.1)	-	(68.1)
Operating Income/(Loss)	633.9	271.1	(86.7)	(67.3)	751.0	751.0	(24.4)	726.6
Financial Income/(Expenses)	-	-	-	(128.5)	(128.5)	(128.5)	1.2	(127.3)
Income Tax Expense	-	-	-	(180.1)	(180.1)	(180.1)	23.2	(156.9)
Net Income/(Loss) for the Year	Na	Na	Na	Na	442.4	442.4	-	442.4
Segment Assets	6,513.1	5,312.9	2,042.8	-	13,868.8	13,868.8	(1,182.2)	12,686.6
Investments in Equity Affiliates	118.5	38.3	-	-	156.8	156.8	38.8	195.6
Unallocated Assets	-	-	-	574.4	574.4	574.4	(36.8)	537.6
Total Assets	6,631.6	5,351.2	2,042.8	574.4	14,600.0	14,600.0	(1,180.2)	13,419.8
Segment Liabilities (1)	3,059.8	4,603.5	2,205.7	-	9,869.0	9,869.0	(1,165.8)	8,703.2
Unallocated Liabilities (2)	-	-	-	4,731.0	4,731.0	4,731.0	(14.4)	4,716.6
Total Liabilities AND EQUITY	3,059.8	4,603.5	2,205.7	4,731.0	14,600.0	14,600.0	(1,180.2)	13,419.8

Other Segment Information
Backlog (3)	9,727.8	11,208.4	-	-	20,936.2	20,936.2	NA	NA
Order Intake (4)	6,837.3	8,458.5	-	-	15,295.8	15,295.8	NA	NA
Capital Expenditures:
● Property, Plant and Equipment	330.7	29.5	-	-	360.2	360.2	(0.6)	359.6
● Intangible Assets	6.9	8.5	-	-	15.4	15.4	-	15.4
Amortization:
● Property, Plant and Equipment	(219.0)	(22.0)	-	-	(241.0)	(241.0)	-	(241.0)
● Intangible Assets	(8.8)	(10.7)	-	-	(19.5)	(19.5)	-	(19.5)
Impairment of Assets	(19.5)	(3.3)	-	-	(22.8)	(22.8)	-	(22.8)

(1)    Segment liabilities allocated to the Corporate segment include financial debts such as bonds and other bank borrowings.

(2)    Non allocable liabilities essentially include shareholders’ equity.

(3)    Corresponds to ongoing contracts to be delivered. The backlog is defined as the difference at a specified date between the aggregate contractual sale price of all contracts in force and the cumulative revenues recognized from these contracts as of that date.

(4)    Corresponds to signed contracts which have come into force.

340

	2013
In millions of Euro	Subsea	Onshore/ Offshore	Corporate	Non Allocable and Eliminations	Total Continuing Operations	Discontinued Operations	Total Adjusted	Adjustments	Total Consolidated
Revenues	4,065.0	5,220.1	-	-	9,285.1	-	9,285.1	(437.4)	8,847.7
Gross Margin	901.3	703.8	-	-	1,605.1	-	1,605.1	(18.4)	1,586.7
Operating Income/(Loss) from Recurring Activities	582.1	344.7	(91.9)	-	834.9	-	834.9	(17.9)	817.0
Share of Income/(Loss) of Equity Affiliates	(7.1)	6.7	-	-	(0.4)	-	(0.4)	35.6	35.2
Operating Income from Recurring Activities after Income/(Loss) of Equity Affiliates	575.0	351.4	(91.9)	-	834.5	-	834.5	17.7	852.2
Income/(Charges) from Disposals of Activities	-	-	-	-	-	-	-	-	-
Income/(Charges) from Non-Current Activities	-	-	-	-	-	-	-	-	-
Operating Income/(Loss)	575.0	351.4	(91.9)	-	834.5	-	834.5	17.7	852.2
Financial Income/(Expenses)	-	-	-	(78.6)	(78.6)	-	(78.6)	(3.0)	(81.6)
Income Tax Expense	-	-	-	(185.9)	(185.9)	-	(185.9)	(14.7)	(200.6)
Discontinued Operations	-	-	-	-	-	-	-	-	-
NET INCOME/(LOSS) FOR THE YEAR	NA	NA	NA	NA	570.0	-	570.0	-	570.0
Segment Assets	5,507.5	4,854.3	2,183.5	-	12,545.3	-	12,545.3	(320.2)	12,225.1
Investments in Equity Affiliates	84.6	33.4	-	-	118.0	-	118.0	54.2	172.2
Unallocated Assets	-	-	-	360.2	360.2	-	360.2	(20.3)	339.9
TOTAL ASSETS	5,592.1	4,887.7	2,183.5	360.2	13,023.5	-	13,023.5	(286.3)	12,737.2
Segment Liabilities (1)	2,590.7	3,771.5	2,145.6	-	8,507.8	-	8,507.8	(209.5)	8,298.3
Unallocated Liabilities (2)	-	-	-	4,515.7	4,515.7	-	4,515.7	(76.8)	4,438.9
TOTAL LIABILITIES	2,590.7	3,771.5	2,145.6	4,515.7	13,023.5	-	13,023.5	(286.3)	12,737.2
Other Segment Information
Backlog (3)	7,542.7	7,932.7	-	-	15,475.4	-	15,475.4	(728.4)	14,747.0
Order Intake (4)	5,975.7	5,148.2	-	-	11,123.9	-	11,123.9	(204.6)	10,919.3
Capital Expenditures:
■ Property, Plant and Equipment	503.9	47.4	-	-	551.3	-	551.3	-	551.3
■ Intangible Assets	10.8	13.1	-	-	23.9	-	23.9	-	23.9
Amortization:
■ Property, Plant and Equipment	(166.4)	(34.9)	-	-	(201.3)	-	(201.3)	-	(201.3)
■ Intangible Assets	(13.7)	(2.8)	-	-	(16.5)	-	(16.5)	-	(16.5)
Impairment of Assets	-	-	-	-	-	-	-	-	-

(1)    Segment liabilities allocated to the Corporate segment include financial debts such as bonds and other bank borrowings.

(2)    Non allocable liabilities essentially include shareholders’ equity.

(3)    Corresponds to ongoing contracts to be delivered. The backlog is defined as the difference at a specified date between the aggregate contractual sale price of all contracts in force and the cumulative revenues recognized from these contracts as of that date.

(4)    Corresponds to signed contracts which have come into force.

341

(B) Information by Geographical Area

In millions of Euro	2015
	Europe, Russia, Central Asia	Africa	Middle East	Asia Pacific	Americas	Non Allocable	Total Consolidated

Revenues (1)	2,898.5	1,852.4	958.0	2,036.9	2,592.1	-	10,337.9
Operating Income/(Loss) from Recurring Activities after Income/(Loss) of Equity Affiliates	253.9	149.4	(89.6)	225.0	344.5	(82.6)	800.6
Operating Income/(Loss)	253.9	149.4	(89.6)	225.0	344.5	(552.4)	330.8
Intangible Assets (excluding Goodwill) (2)	55.9	0.5	-	0.4	47.7	-	104.5
Property, Plant and Equipment (3)	526.4	54.2	0.7	204.7	217.1	1,571.8	2,574.9
Financial Assets (4)	339.1	6.4	(17.7)	25.6	28.2	-	381.6

(1)    Includes revenues earned in France: €87.7 million.

(2)    Includes intangible assets in France: €52.7 million and in Brazil: €5.1 million.

(3)    Includes tangible assets in France: €164.2 million. The fleet of vessels (including vessels under construction) that operate in different geographical areas and therefore cannot be allocated to a specific area is reported under “Non allocable”.

(4)    Includes financial assets in France: €134.7 million and in United States of America: €11.7 million.

In millions of Euro	2014
	Europe, Russia, Central Asia	Africa	Middle East	Asia Pacific	Americas	Non Allocable	Total Consolidated

Revenues (1)	3,091.9	1,219.4	1,199.9	1,962.5	2,600.2	-	10,073.9
Operating Income/(Loss) from Recurring Activities after Income/(Loss) of Equity Affiliates	345.1	5.2	72.7	168.8	295.1	(86.7)	800.2
Operating Income/(Loss)	345.1	5.2	72.7	168.8	295.1	(160.3)	726.6
Intangible Assets (excluding Goodwill) (2)	59.5	0.6	-	1.0	46.7	-	107.8
Property, Plant and Equipment (3)	562.0	55.1	0.9	178.0	315.6	1,389.2	2,500.8
Financial Assets (4)	254.4	1.3	(4.7)	20.2	184.0	-	455.2

(1)     Includes revenues earned in France: €90.7 million.

(2)     Includes intangible assets in France: €57.5 million and in Brazil: €6.4 million.

(3)     Includes tangible assets in France: € 161.9 million. The fleet of vessels (including vessels under construction) that operate in different geographical areas and therefore cannot be allocated to a specific area is reported under “Non allocable”.

(4)     Includes financial assets in France: €93.1 million and in United States of America: €12.3 million.

342

	2013
In millions of Euro	Europe, Russia, Central Asia	Africa	Middle East	Asia Pacific	Americas	Non Allocable	Total Consolidated
Revenues (1)	2,746.0	779.1	959.9	1,946.8	2,415.9	-	8,847.7
Operating Income/(Loss) from Recurring Activities after Income/(Loss) of Equity Affiliates	377.9	48.7	101.9	232.2	183.4	(91.9)	852.2
Operating Income/(Loss)	377.9	48.7	101.9	232.2	183.4	(91.9)	852.2
Intangible Assets (excluding Goodwill) (2)	58.9	0.7	-	1.1	45.8	-	106.5
Property, Plant and Equipment (3)	540.1	54.2	0.8	156.6	289.1	1,312.0	2,352.8
Financial Assets (4)	224.8	1.0	11.0	35.9	80.0	-	352.7

(1)    Includes revenues earned in France: €117.8 million.

(2)    Includes intangible assets in France: €57.7 million and in Brazil: €7.0 million.

(3)    Includes tangible assets in France: € 157.3 million. The fleet of vessels (including vessels under construction) that operate in different geographical areas and therefore cannot be allocated to a specific area is reported under “Non allocable”.

(4)    Includes financial assets in France: €123.1 million and in United States of America: €10.5 million.

343

(C) Reconciliation between Adjusted and Consolidated Items

As specified in Note 1-C (e) – Segment Information, adjustments items on Group financial statements relate to the integration for their respective shares of incorporated entities linked to construction contracts in joint arrangements. Adjusted financial statements and their reconciliation with consolidated financial statements as per IFRS are disclosed as following.

	12 months
In millions of Euro	2015 Adjusted	Adjustments	2015 Consolidated
Revenues	12,208.7	(1,870.8)	10,337.9
Cost of Sales	(10,727.0)	1,834.8	(8,892.2)
Gross Margin	1,481.7	(36.0)	1,445.7
Research and Development Costs	(86.1)	-	(86.1)
Selling Costs	(214.5)	-	(214.5)
Administrative Costs	(404.0)	0.1	(403.9)
Other Operating Income	20.6	(0.3)	20.3
Other Operating Expenses	(15.5)	-	(15.5)
Operating Income/(Loss) from Recurring Activities	782.2	(36.2)	746.0
Share of Income/(Loss) of Equity Affiliates	20.2	34.4	54.6
Operating Income from Recurring Activities after Income/(Loss) of Equity Affiliates	802.4	(1.8)	800.6
Income/(Charges) from Disposals of Activities	-	-	-
Income/(Charges) from Non-Current Activities	(469.8)	-	(469.8)
Operating Income/(Loss)	332.6	(1.8)	330.8
Financial Income	631.7	(6.2)	625.5
Financial Expenses	(789.1)	6.0	(783.1)
Income/(Loss) before Tax	175.2	(2.0)	173.2
Income Tax Expense	(119.0)	2.0	(117.0)
Income/(Loss) from Continuing Operations	56.2	-	56.2
Net Income/(Loss) for the Year	56.2	-	56.2
Attributable to:
Shareholders of the Parent Company	45.1	-	45.1
Non-Controlling Interests	11.1	-	11.1
Earnings per Share (in Euro)	0.39	-	0.39
Diluted Earnings per Share (in Euro)	0.39	-	0.39

The reconciliation of the net income attributable to shareholders of the Parent Company to the underlying net income, which corresponds to the net income attributable to shareholders of the Parent Company excluding exceptional items, is as following:

In millions of Euro	12 months
2015 Adjusted
Net Income/(Loss) for the Year Attributable to Shareholders of the Parent Company	45.1
One-off Charges (*)	635.3
Other Charges	18.9
Financial Result and Tax effect	(112.5)
Underlying Net Income/(Loss) for the Year	586.8
(*) Corresponding to the total amount of charges relating to the restructuring plan announced on July 6, 2015.

344

In millions of Euro	12 months
	2014 Adjusted	Adjustments	2014 Consolidated
Revenues	10,724.5	(650.6)	10,073.9
Cost of Sales	(9,210.3)	604.0	(8,606.3)
Gross Margin	1,514.2	(46.6)	1,467.6
Research and Development Costs	(82.6)	-	(82.6)
Selling Costs	(221.1)	-	(221.1)
Administrative Costs	(423.8)	0.2	(423.6)
Other Operating Income	31.1	(0.1)	31.0
Other Operating Expenses	(11.4)	-	(11.4)
Operating Income/(Loss) from Recurring Activities	806.4	(46.5)	759.9
Share of Income/(Loss) of Equity Affiliates	18.2	22.1	40.3
Operating Income from Recurring Activities after Income/(Loss) of Equity Affiliates	824.6	(24.4)	800.2
Income/(Charges) from Disposals of Activities	(5.5)	-	(5.5)
Income/(Charges) from Non-Current Activities	(68.1)	-	(68.1)
Operating Income/(Loss)	751.0	(24.4)	726.6
Financial Income	452.8	(2.8)	450.0
Financial Expenses	(581.3)	4.0	(577.3)
Income/(Loss) before Tax	622.5	(23.2)	599.3
Income Tax Expense	(180.1)	23.2	(156.9)
Income/(Loss) from Continuing Operations	442.4	-	442.4
Net Income/(Loss) for the Year	442.4	-	442.4
Attributable to:
Shareholders of the Parent Company	436.6	-	436.6
Non-Controlling Interests	5.8	-	5.8
Earnings per Share (in Euro)	3.89	-	3.89
Diluted Earnings per Share (in Euro)	3.65	-	3.65

In millions of Euro	12 months
2014 Adjusted
Net Income/(Loss) for the Year Attributable to Shareholders of the Parent Company	436.6
Other Charges	73.6
Financial Result and Tax effect	54.2
Underlying Net Income/(Loss) for the Year	564.4

	12 months
In millions of Euro	2013 Adjusted	Adjustments	2013 Consolidated
Revenues	9,285.1	(437.4)	8,847.7
Cost of Sales	(7,680.0)	419.0	(7,261.0)
Gross Margin	1,605.1	(18.4)	1,586.7
Research and Development Costs	(75.5)	-	(75.5)
Selling Costs	(219.0)	-	(219.0)
Administrative Costs	(495.2)	0.5	(494.7)
Other Operating Income	33.9	-	33.9
Other Operating Expenses	(14.4)	-	(14.4)
Operating Income/(Loss) from Recurring Activities	834.9	(17.9)	817.0
Share of Income/(Loss) of Equity Affiliates	(0.4)	35.6	35.2
Operating Income from Recurring Activities after Income/(Loss) of Equity Affiliates	834.5	17.7	852.2
Income/(Charges) from Disposals of Activities	-	-	-
Income/(Charges) from Non-Current Activities	-	-	-
Operating Income/(Loss)	834.5	17.7	852.2
Financial Income	353.5	(9.2)	344.3
Financial Expenses	(432.1)	6.2	(425.9)
Income/(Loss) before Tax	755.9	14.7	770.6
Income Tax Expense	(185.9)	(14.7)	(200.6)
Income/(Loss) from Continuing Operations	570.0	-	570.0
Income/(Loss) from Discontinued Operations	-	-	-
Net Income/(Loss) for the Year	570.0	-	570.0
Attributable to:
Shareholders of the Parent Company	563.1	-	563.1
Non-Controlling Interests	6.9	-	6.9
Earnings per Share (in Euro)	5.06	-	5.06
Diluted Earnings per Share (in Euro)	4.68	-	4.68

345

As of December 31, 2015

Assets

In millions of Euro	As of December 31, 2015 Adjusted	Adjustments	As of December 31, 2015 Consolidated

Property, Plant and Equipment, Net	2,576.7	(1.8)	2,574.9
Intangible Assets, Net	3,582.6	(0.1)	3,582.5
Investments in Equity Affiliates	98.3	33.1	131.4
Other Financial Assets	221.3	(0.1)	221.2
Deferred Tax Assets	481.8	(51.4)	430.4
Available-for-Sale Financial Assets	29.0	-	29.0
Total Non-Current Assets	6,989.7	(20.3)	6,969.4
Inventories	431.4	(0.1)	431.3
Construction Contracts – Amounts in Assets	652.0	(14.4)	637.6
Advances Paid to Suppliers	479.3	(318.9)	160.4
Derivative Financial Instruments	47.1	-	47.1
Trade Receivables	1,550.6	117.6	1,668.2
Current Income Tax Receivables	218.6	1.7	220.3
Other Current Receivables	639.5	(50.3)	589.2
Cash and Cash Equivalents	4,501.4	(1,582.3)	2,919.1
Total Current Assets	8,519.9	(1,846.7)	6,673.2
Assets Classified as Held for Sale	26.4	-	26.4
TOTAL ASSETS	15,536.0	(1,867.0)	13,669.0

Equity and Liabilities

In millions of Euro	As of December 31, 2015 Adjusted	Adjustments	As of December 31, 2015 Consolidated

Share Capital	90.8	-	90.8
Share Premium	2,162.1	-	2,162.1
Retained Earnings	2,477.4	-	2,477.4
Treasury Shares	(55.2)	-	(55.2)
Foreign Currency Translation Reserves	103.8	-	103.8
Fair Value Reserves	(287.6)	-	(287.6)
Net Income	45.1	-	45.1
Total Equity Attributable to Shareholders of the Parent Company	4,536.4	-	4,536.4
Non-Controlling Interests	8.5	-	8.5
Total Equity	4,544.9	-	4,544.9
Non-Current Financial Debts	1,626.0	-	1,626.0
Non-Current Provisions	243.0	(1.0)	242.0
Deferred Tax Liabilities	182.9	(7.5)	175.4
Other Non-Current Liabilities	32.1	0.1	32.2
Total Non-Current Liabilities	2,084.0	(8.4)	2,075.6
Current Financial Debts	937.1	-	937.1
Trade Payables	2,891.4	(411.0)	2,480.4
Construction Contracts – Amounts in Liabilities	2,308.2	(1,399.8)	908.4
Derivative Financial Instruments	334.4	-	334.4
Current Provisions	435.7	(2.0)	433.7
Current Income Tax Payables	200.9	(0.9)	200.0
Other Current Liabilities	1,799.4	(44.9)	1,754.5
Total Current Liabilities	8,907.1	(1,858.6)	7,048.5
Total Liabilities	10,991.1	(1,867.0)	9,124.1
Liabilities Directly Associated with the Assets Classified as Held for Sale	-	-	-
Total Equity and Liabilities	15,536.0	(1,867.0)	13,669.0

346

In millions of Euro	12 months
	2015 Adjusted	Adjustments	2015 Consolidated

Net Income/(Loss) for the Year (including Non-Controlling Interests)	56.2	-	56.2

Adjustments for:
Depreciation and Impairment Losses of Property, Plant and Equipment	325.1	(0.2)	324.9
Amortization and Impairment Losses of Intangible Assets	21.2	(0.1)	21.1
Non-Cash Convertible Bond Expense	30.2	-	30.2
Expense related to Share-based Payment and Employee Savings Plans (“Plans d’Épargne Entreprise”)	40.5	-	40.5
Non-Current Provisions (including Pensions and other Long-Term Employee Benefit Plans)	136.5	(0.1)	136.4
Share of (Income)/Loss of Equity Affiliates (net of Distributed Dividends)	(15.7)	(20.0)	(35.7)
Net (Gains)/Losses on Disposal of Assets and Investments	(31.8)	-	(31.8)
Deferred Income Tax (Credit)/Expense	(81.0)	17.2	(63.8)
	481.2	(3.2)	478.0
(Increase)/Decrease in Working Capital Requirement	562.1	(409.1)	153.0
Net Cash Generated from/(Used in) Operating Activities	1,043.3	(412.3)	631.0
Purchases of Property, Plant and Equipment	(281.8)	1.5	(280.3)
Proceeds from Disposal of Property, Plant and Equipment	23.2	-	23.2
Purchases of Intangible Assets	(13.1)	0.1	(13.0)
Proceeds from Disposal of Intangible Assets	0.1	-	0.1
Acquisitions of Financial Assets	(2.3)	-	(2.3)
Proceeds from Disposal of Financial Assets	1.2	-	1.2
Acquisition Costs of Consolidated Companies, net of Cash Acquired	(30.7)	-	(30.7)
Net Cash Generated from/(Used in) Investing Activities	(303.4)	1.6	(301.8)
Increase in Borrowings	84.4	-	84.4
Decrease in Borrowings	(197.8)	-	(197.8)
Capital Increase	94.3	-	94.3
Share Buy-Back	-	-	-
Dividends Paid	(88.9)	-	(88.9)
Dividends Paid to Non-Controlling Interests	(5.8)	-	(5.8)
Net Cash Generated from/(Used in) Financing Activities	(113.8)	-	(113.8)
Net Effects of Foreign Exchange Rate Changes	137.8	(118.9)	18.9
Net Increase/(Decrease) in Cash and Cash Equivalents	763.9	(529.6)	234.3
Cash and Cash Equivalents as of January 1	3,738.3	(1,052.7)	2,685.6
Bank Overdrafts as of January 1	(0.9)	-	(0.9)
Cash and Cash Equivalents as of December 31	4,501.4	(1,582.3)	2,919.1
Bank Overdrafts as of December 31	(0.1)	-	(0.1)
Net Increase/(Decrease) in Cash and Cash Equivalents	763.9	(529.6)	234.3

347

As of December 31, 2014

Assets

In millions of Euro	As of December 31, 2014 Adjusted	Adjustments	As of December 31, 2014 Consolidated

Property, Plant and Equipment, Net	2,501.4	(0.6)	2,500.8
Intangible Assets, Net	3,496.5	-	3,496.5
Investments in Equity Affiliates	156.8	38.8	195.6
Other Financial Assets	202.5	0.1	202.6
Deferred Tax Assets	391.0	(25.0)	366.0
Available-for-Sale Financial Assets	57.0	-	57.0
Total Non-Current Assets	6,805.2	13.3	6,818.5
Inventories	357.4	(1.7)	355.7
Construction Contracts – Amounts in Assets	756.3	(1.2)	755.1
Advances Paid to Suppliers	553.6	(258.9)	294.7
Derivative Financial Instruments	46.6	-	46.6
Trade Receivables	1,577.2	142.7	1,719.9
Current Income Tax Receivables	171.4	(12.5)	158.9
Other Current Receivables	590.8	(9.2)	581.6
Cash and Cash Equivalents	3,738.3	(1,052.7)	2,685.6
Total Current Assets	7,791.6	(1,193.5)	6,598.1
Assets Classified as Held for Sale	3.2	-	3.2
Total Assets	14,600.0	(1,180.2)	13,419.8

Equity and Liabilities

In millions of Euro	As of December 31, 2014 Adjusted	Adjustments	As of December 31, 2014 Consolidated

Share Capital	86.9	-	86.9
Share Premium	1,934.8	-	1,934.8
Retained Earnings	2,260.1	-	2,260.1
Treasury Shares	(96.9)	-	(96.9)
Foreign Currency Translation Reserves	(19.2)	-	(19.2)
Fair Value Reserves	(238.9)	-	(238.9)
Net Income	436.6	-	436.6
Total Equity Attributable to Shareholders of the Parent Company	4,363.4	-	4,363.4
Non-Controlling Interests	11.8	-	11.8
Total Equity	4,375.2	-	4,375.2
Non-Current Financial Debts	2,356.6	-	2,356.6
Non-Current Provisions	232.9	(1.3)	231.6
Deferred Tax Liabilities	208.6	(12.4)	196.2
Other Non-Current Liabilities	40.5	0.1	40.6
Total Non-Current Liabilities	2,838.6	(13.6)	2,825.0
Current Financial Debts	256.4	-	256.4
Trade Payables	2,444.7	(131.8)	2,312.9
Construction Contracts – Amounts in Liabilities	2,258.2	(1,002.1)	1,256.1
Derivative Financial Instruments	300.5	-	300.5
Current Provisions	328.3	(2.0)	326.3
Current Income Tax Payables	139.6	(1.9)	137.7
Other Current Liabilities	1,658.5	(28.8)	1,629.7
Total Current Liabilities	7,386.2	(1,166.6)	6,219.6
Total Liabilities	10,224.8	(1,180.2)	9,044.6
Liabilities Directly Associated with the Assets Classified as Held for Sale	-	-	-
Total Equity and Liabilities	14,600.0	(1,180.2)	13,419.8

348

In millions of Euro	12 months
	2014 Adjusted	Adjustments	2014 Consolidated
Net Income/(Loss) for the Year (including Non-Controlling Interests)	442.4	-	442.4

Adjustments for:
Depreciation and Impairment Losses of Property, Plant and Equipment	263.8	-	263.8
Amortization and Impairment Losses of Intangible Assets	19.5	-	19.5
Non-Cash Convertible Bond Expense	29.2	-	29.2
Expense related to Share-based Payment and Employee Savings Plans (“Plans d’Épargne Entreprise”)	40.0	-	40.0
Non-Current Provisions (including Pensions and other Long-Term Employee Benefit Plans)	(35.4)	-	(35.4)
Share of (Income)/Loss of Equity Affiliates (net of Distributed Dividends)	(11.2)	(20.7)	(31.9)
Net (Gains)/Losses on Disposal of Assets and Investments	(7.1)	-	(7.1)
Deferred Income Tax (Credit)/Expense	21.4	(19.6)	1.8
	762.6	(40.3)	722.3
(Increase)/Decrease in Working Capital Requirement	104.9	(702.2)	(597.3)
Net Cash Generated from/(Used in) Operating Activities	867.5	(742.5)	125.0
Purchases of Property, Plant and Equipment	(360.2)	0.6	(359.6)
Proceeds from Disposal of Property, Plant and Equipment	56.7	(0.1)	56.6
Purchases of Intangible Assets	(15.4)	-	(15.4)
Proceeds from Disposal of Intangible Assets	4.7	-	4.7
Acquisitions of Financial Assets	(36.7)	-	(36.7)
Proceeds from Disposal of Financial Assets	24.6	-	24.6
Acquisition Costs of Consolidated Companies, net of Cash Acquired	(58.8)	-	(58.8)
Net Cash Generated from/(Used in) Investing Activities	(385.1)	0.5	(384.6)
Increase in Borrowings	216.9	-	216.9
Decrease in Borrowings	(136.9)	-	(136.9)
Capital Increase	11.7	-	11.7
Share Buy-Back	(41.8)	-	(41.8)
Dividends Paid	(206.5)	-	(206.5)
Dividends Paid to minority interests	(2.8)	-	(2.8)
Net Cash Generated from/(Used in) Financing Activities	(159.4)	-	(159.4)
Net Effects of Foreign Exchange Rate Changes	211.4	(94.4)	117.0
Net Increase/(Decrease) in Cash and Cash Equivalents	534.4	(836.4)	(302.0)
Cash and Cash Equivalents as of January 1	3,205.4	(216.3)	2,989.1
Bank Overdrafts as of January 1	(2.4)	-	(2.4)
Cash and Cash Equivalents as of December 31	3,738.3	(1,052.7)	2,685.6
Bank Overdrafts as of December 31	(0.9)	-	(0.9)
Net Increase/(Decrease) in Cash and Cash Equivalents	534.4	(836.4)	(302.0)

349

As of December 31, 2013

Assets

In millions of Euro	As of December 31, 2013 Adjusted	Adjustments	As of December 31, 2013 Consolidated
Property, Plant and Equipment, Net	2,346.0	6.8	2,352.8
Intangible Assets, Net	3,332.6	-	3,332.6
Investments in Equity Affiliates	118.0	54.2	172.2
Other Financial Assets	75.0	0.2	75.2
Deferred Tax Assets	260.1	(13.5)	246.6
Available-for-Sale Financial Assets	105.3	-	105.3
Total Non-Current Assets	6,237.0	47.7	6,284.7
Inventories	274.9	(0.1)	274.8
Construction Contracts – Amounts in Assets	405.0	(21.8)	383.2
Advances Paid to Suppliers	472.0	(110.8)	361.2
Derivative Financial Instruments	123.4	-	123.4
Trade Receivables	1,737.7	28.7	1,766.4
Current Income Tax Receivables	99.9	(12.5)	87.4
Other Current Receivables	464.2	(1.2)	463.0
Cash and Cash Equivalents	3,205.4	(216.3)	2,989.1
Total Current Assets	6,782.5	(334.0)	6,448.5
Assets Classified as Held for Sale	4.0	-	4.0
Total Assets	13,023.5	(286.3)	12,737.2

Equity and liabilities

In millions of Euro	As of December 31, 2013 Adjusted	Adjustments	As of December 31, 2013 Consolidated
Share Capital	86.7	-	86.7
Share Premium	1,923.3	-	1,923.3
Retained Earnings	1,972.1	-	1,972.1
Treasury Shares	(133.6)	-	(133.6)
Foreign Currency Translation Reserves	(259.5)	-	(259.5)
Fair Value Reserves	4.7	-	4.7
Net Income	563.1	-	563.1
Total Equity Attributable to Shareholders of the Parent Company	4,156.8	-	4,156.8
Non-Controlling Interests	17.3	-	17.3
Total Equity	4,174.1	-	4,174.1
Non-Current Financial Debts	2,214.3	-	2,214.3
Non-Current Provisions	261.5	(1.3)	260.2
Deferred Tax Liabilities	179.1	4.7	183.8
Other Non-Current Liabilities	68.6	-	68.6
Total Non-Current Liabilities	2,723.5	3.4	2,726.9
Current Financial Debts	159.5	-	159.5
Trade Payables	2,476.9	(41.5)	2,435.4
Construction Contracts – Amounts in Liabilities	1,721.4	(222.3)	1,499.1
Derivative Financial Instruments	32.7	-	32.7
Current Provisions	218.2	(2.0)	216.2
Current Income Tax Payables	162.6	(6.9)	155.7
Other Current Liabilities	1,354.6	(17.0)	1,337.6
Total Current Liabilities	6,125.9	(289.7)	5,836.2
Total Liabilities	8,849.4	(286.3)	8,563.1
Liabilities Directly Associated with the Assets Classified as Held for Sale	-	-	-
Total Equity and Liabilities	13,023.5	(286.3)	12,737.2

350

	12 months
In millions of Euro	2013 Adjusted	Adjustments	2013 Consolidated
Net Income/(Loss) for the Year (including Non-Controlling Interests)	570.0	-	570.0

Adjustments for:
Amortization and Depreciation of Property, Plant and Equipment	201.3	-	201.3
Amortization and Depreciation of Intangible Assets	16.5	-	16.5
Non-Cash Convertible Bond Expenses	28.2	-	28.2
Charges related to Share-based Payment and Employee Savings Plans (“Plans d’Épargne Entreprise”)	46.0	-	46.0
Non-Current Provisions (including Pensions and other Long-Term Employee Benefit Plans)	22.9	(0.2)	22.7
Share of (Income)/Loss of Equity Affiliates (net of Distributed Dividends)	8.1	(39.0)	(30.9)
Net (Gains)/Losses on Disposal of Assets and Investments	(18.7)	-	(18.7)
Deferred Income Tax (Credit)/Expense	12.1	11.3	23.4
	886.4	(27.9)	858.5
(Increase)/Decrease in Working Capital Requirement	419.2	(136.5)	282.7
Net Cash Generated from/(Used in) Operating Activities	1,305.6	(164.4)	1,141.2
Purchases of Property, Plant and Equipment	(551.3)	-	(551.3)
Proceeds from Disposal of Property, Plant and Equipment	67.2	-	67.2
Purchases of Intangible Assets	(23.9)	-	(23.9)
Proceeds from Disposal of Intangible Assets	-	-	-
Acquisitions of Financial Assets	-	-	-
Proceeds from Disposal of Financial Assets	12.1	-	12.1
Acquisition Costs of Consolidated Companies, net of Cash Acquired	(8.2)	-	(8.2)
Net Cash Generated from/(Used in) Investing Activities	(504.1)	-	(504.1)
Increase in Borrowings	721.1	-	721.1
Decrease in Borrowings	(220.0)	-	(220.0)
Capital Increase	25.6	-	25.6
Share Buy-Back	(40.0)	-	(40.0)
Dividends Paid	(186.0)	-	(186.0)
Net Cash Generated from/(Used in) Financing Activities	300.7	-	300.7
Net Effects of Foreign Exchange Rate Changes	(138.3)	8.2	(130.1)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	963.9	(156.2)	807.7
Cash and Cash Equivalents as of January 1	2,239.4	(60.1)	2,179.3
Bank Overdrafts as of January 1	(0.3)	-	(0.3)
Cash and Cash Equivalents as of December 31	3,205.4	(216.3)	2,989.1
Bank Overdrafts as of December 31	(2.4)	-	(2.4)
Net Increase/(Decrease) in Cash and Cash Equivalents	963.9	(156.2)	807.7

Note 4 Operating Income/(Loss)

The breakdown of the different items of operating income/(loss) by nature is as follows:

(A) Revenues

Revenues break down as follows:

In millions of Euro	2015	2014	2013

Rendering of Services	10,203.8	9,931.0	8,767.5
Sales of Goods	134.1	142.9	80.2
Total Revenues	10,337.9	10,073.9	8,847.7

In 2015, one client represented more than 10% of Group consolidated revenues. In 2014, no client represented more than 10% of Group consolidated revenues. In 2013, one single customer represented 12% of Group consolidated revenues.

351

(B) Cost of Sales by Nature

Cost of sales comprises the following items:

In millions of Euro	2015	2014	2013

Employee Expenses	(2,208.5)	(1,897.2)	(1,812.4)
Operating Leases	(296.5)	(247.2)	(196.1)
Depreciation and Impairment Losses of Property, Plant and Equipment	(281.5)	(262.1)	(200.5)
Amortization and Impairment Losses of Intangible Assets	(14.8)	(11.6)	(8.3)
Purchases, External Charges and Other Expenses	(6,090.9)	(6,188.2)	(5,043.7)
Total Cost of Sales	(8,892.2)	(8,606.3)	(7,261.0)

(C) Research and Development Costs

Research and development costs amounted to €(86.1) million in 2015 compared to €(82.6) million in 2014 and €75.5 million in 2013. No development costs were capitalized during the three financial years disclosed as no project met the requirements for capitalization (see Note 1-C (k) – Intangible assets).

(D) Administrative Costs by Nature

Administrative costs by nature break down as follows:

In millions of Euro	2015	2014	2013

Employee Expenses (*)	(248.6)	(239.0)	(270.5)
Operating Leases	(46.6)	(41.4)	(44.1)
Amortization and Depreciation of Property, Plant and Equipment	(1.6)	(1.7)	(0.8)
Amortization of Intangible Assets	(6.3)	(7.9)	(8.2)
Purchases, External Charges and Other Expenses	(100.8)	(133.6)	(171.1)
Total Administrative Costs	(403.9)	(423.6)	(494.7)

(*) Include charges for share subscription and performance share grants: €(32.6) million in 2015 compared to €(40.0) million in 2014 and €(46.0) million in 2013

(E) Other Operating Income

Other operating income break down as follows:

In millions of Euro	2015	2014	2013

Net Proceeds from Disposal of Property, Plant and Equipment (1)	3.1	7.9	12.4
Net Proceeds from Disposal of Intangible Assets	-	4.7	-
Reinsurance Income	11.3	11.5	13.2
Other	5.9	6.9	8.3
Total Other Operating Income	20.3	31.0	33.9

(1)          Include €23.2 million of proceeds of tangible assets as of December 31, 2015.

Include €56.6 million of proceeds of tangible assets as of December 31, 2014.

Includes €67.2 million of proceeds of tangible assets as of December 31, 2013.

(F) Other Operating Expenses

Other operating expenses break down as follows:

In millions of Euro	2015	2014	2013

Reinsurance Costs	(12.4)	(7.2)	(10.6)
Other	(3.1)	(4.2)	(3.8)
Total Other Operating Expenses	(15.5)	(11.4)	(14.4)

(G) Income/(Charges) from Disposals of Activities

In 2015, the Group has not concluded any sale of activities that could belong to this category.

In 2014, the result from sales of activities for a total amount of €(5.5) million is exclusively composed of impacts of disposals of the following consolidated investments:

•              Technip TPS, fully-owned French subsidiary totally disposed on April 30, 2014, and

•              Seamec, which all of Group investment share of 75% was sold successively on June 3, on September 26, then on December 4, 2014.

352

The proceeds from these operations, net of cash disposal, amounted €24.6 million in 2014.

In 2013, the Group did not sell any activities entering in this category.

(H) Income/(Charges) from Non-Current Activities

Non-current expenses for an aggregate amount of €(469.8) million were recognized for the financial year ended December 31, 2015, including €(450.9) million in reference to the restructuring plan announced on July 6, 2015. This one-off charge included all direct and indirect consequences of the restructuring plan, for example asset impairments, lease overhangs, appropriate amounts for disputes with some clients and additional amounts on ongoing projects impacted by this restructuring plan.

In 2014, non-current expenses for an aggregate amount of €(68.1) million were mainly recognized for the closure costs of the Group Offshore Wind activity, restructuring costs and a transaction paid within the framework of a negotiation concerning a claim on contracts dating more than five years.

In 2013, no non-current expenses has been recognized.

(I) Employee Expenses

Employee expenses break down as follows:

In millions of Euro	2015	2014	2013

Wages and Salaries	(2,018.4)	(1,769.8)	(1,646.0)
Social Security Costs	(404.7)	(315.4)	(307.3)
Pension Costs – Defined Contribution Plans	(59.5)	(55.8)	(52.2)
Pension Costs – Defined Benefit Plans	(10.9)	(23.6)	(19.4)
Share Subscription or Purchase Options and Performance Shares	(32.6)	(40.0)	(46.0)
Cash Incentive Plans	(34.4)	(36.7)	(30.0)
Capital Increase Reserved for Employees	(13.0)	-	-
Other	(41.4)	(7.3)	(108.7)
TOTAL EMPLOYEE EXPENSES	(2,614.9)	(2,248.6)	(2,209.6)

Employee expenses only relate to Group employees. Subcontractors’ costs are excluded.

Note 5 Financial Income and Expenses

Net financial result as of December 31, 2015 amounted to €(157.6) million compared to €(127.3) million as of December 31, 2014 and €(81.6) million as of December 31, 2013. It breaks down as follows:

(A) Financial Income

In millions of Euro	2015	2014	2013

Interest Income from Treasury Management (1)	41.5	37.8	48.1
Dividends from Non-Consolidated Investments	0.3	1.6	3.5
Financial Income related to Long-Term Employee Benefit Plans	3.2	7.7	5.6
Foreign Currency Translation Gains	552.4	395.4	277.2
Change in Derivative Fair Value, Net	-	-	2.9
Inefficient Part of Derivative Instruments, Net (2)	-	7.5	-
Net Proceeds from Disposal of Financial Assets	28.1	-	7.0
Total Financial Income	625.5	450.0	344.3

(1) Mainly results from interest income from short-term security deposits. (2) Mainly includes swap points on derivative financial instruments.

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(B) Financial Expenses

In millions of Euro	2015	2014	2013

Interest Expenses on Private Placements	(34.8)	(34.9)	(25.2)
Interest Expenses on Convertible Bonds	(34.2)	(33.2)	(32.2)
Fees Related to Credit Facilities	(1.4)	(2.5)	(3.2)
Financial Expenses related to Long-Term Employee Benefit Plans	(7.4)	(15.8)	(12.7)
Interest Expenses on Bank Borrowings and Overdrafts	(47.9)	(32.1)	(24.1)
Impairment of Financial Assets	(28.4)	(68.4)	(0.1)
Foreign Currency Translation Losses	(597.1)	(318.7)	(304.8)
Changes in Derivative Fair Value, Net	(9.2)	(58.3)	-
Inefficient Part of Derivative Instruments, Net (*)	(7.1)	-	(9.2)
Other	(15.6)	(13.4)	(14.4)
Total Financial Expenses	(783.1)	(577.3)	(425.9)
Net Financial Result	(157.6)	(127.3)	(81.6)

(*) Mainly includes swap points on derivative financial instruments.

Note 6 Income Tax

(A) Income Tax Expense

The income tax expense booked in the statement of income for an amount of €(117.0) million in 2015, €(156.9) million in 2014 and €(200.6) million in 2013 is explained as follows:

In millions of Euro	2015	2014	2013

Current Income Tax Credit/(Expense)	(180.8)	(155.1)	(177.2)
Deferred Income Tax Credit/(Expense)	63.8	(1.8)	(23.4)
Income Tax Credit/(Expense) as Recognized in Statement of Income	(117.0)	(156.9)	(200.6)
Deferred Income Tax related to Items Booked Directly to Opening Equity	60.3	(50.2)	(33.2)
Deferred Income Tax related to Items Booked to Equity during the Year	13.5	110.5	(17.0)
Income Tax Credit/(Expense) as Reported in Equity	73.8	60.3	(50.2)

(B) Income Tax Reconciliation

The reconciliation between the tax calculated using the standard tax rate applicable to Technip and the amount of tax effectively recognized in the accounts is detailed as follows:

In millions of Euro	2015	2014	2013
Net Income from Continuing Operations	56.2	442.4	570.0
Income Tax Credit/(Expense) on Continuing Operations	(117.0)	(156.9)	(200.6)
Income Before Tax	173.2	599.3	770.6
At Parent Company Statutory Income Tax Rate of 38%	(65.8)	(227.7)	(292.8)
Differences between Parent Company and Foreign Income Tax Rates	15.1	45.8	104.6
Share of Income/(Loss) of Equity Affiliates	16.9	15.3	16.7
Additional Local Income Tax and Foreign Tax	(30.4)	(25.8)	(22.6)
Gains/(Losses) Taxable at a Particular Rate	29.0	18.3	21.1
Other Non-Deductible Expenses	(38.9)	(26.2)	(20.3)
Deferred Tax Assets not Recognized on Tax Loss of the Year	(42.4)	(32.4)	(18.0)
Adjustments on Prior Year Current Taxes	15.0	3.1	19.8
Deferred Tax relating to Changes in Tax Rates	(2.4)	(0.6)	3.0
Movements of Deferred Taxes on Prior Years Losses	(7.6)	71.1	(4.2)
Consolidation Adjustments with no Tax Impact	(10.1)	5.4	(7.1)
Other	4.6	(3.2)	(0.8)
Effective Income Tax Credit/(Expense)	(117.0)	(156.9)	(200.6)
Tax Rate	67.6%	26.2%	26.0%
Income Tax Credit/(Expense) as Reported in the Consolidated Statement of Income	(117.0)	(156.9)	(200.6)

The tax rate used for the purpose of the tax proof was 38% in 2015 as in 2014 and 2013.

In 2015, 2014 and 2013, this rate corresponded to the global tax rate applicable to French entities, which splits as follows: 33.33% standard rate of income tax + 3.3% social contribution + 10.7% extraordinary contribution.

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(C) Deferred Income Tax

The principles described in Note 1-C (v) – Deferred income tax are explained as follows:

In millions of Euro	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013

Tax Losses Carried Forward	65.3	79.5	51.6
Margin Recognition on Construction Contracts	77.2	13.7	42.4
Provisions for Pensions and other Long-Term Employee Benefits	75.3	74.5	72.4
Contingencies related to Contracts	147.0	115.7	114.3
Other Contingencies	(9.9)	(9.5)	(32.4)
Temporarily Non-Deductible Expenses	14.4	3.1	3.2
Fair Value Losses	91.2	90.1	24.7
Other Temporary Differences	24.7	(1.5)	(30.5)
Total Deferred Income Tax Assets	485.2	365.6	245.7
Differences between Taxable and Accounting Depreciation	116.2	100.9	99.3
Margin Recognition on Construction Contracts	105.4	88.2	54.5
Fair Value Gains	8.6	6.7	29.1
Total Deferred Income Tax Liabilities	230.2	195.8	182.9
Net Deferred Income Tax Assets/(Liabilities)	255.0	169.8	62.8

In order to disclose the details of deferred tax assets and liabilities by nature of temporary differences, it was necessary to split up deferred tax assets and liabilities for each subsidiary (each subsidiary reports in its statement of financial position a net amount of deferred tax liabilities and assets).

As of December 31, 2015, the net deferred tax asset of €255.0 million is broken down into a deferred tax asset of €430.4 million and a deferred tax liability of €175.4 million as recorded in the statement of financial position. As of December 31, 2014, the net deferred tax asset of €169.8 million is broken down into a deferred tax asset of €366.0 million and a deferred tax liability of €196.2 million as recorded in the statement of financial position.

As of December 31, 2014, the net deferred tax asset of €169.8 million is broken down into a deferred tax asset of €366.0 million and a deferred tax liability of €196.2 million as recorded in the statement of financial position. As of December 31, 2013, the net deferred tax asset of €62.8 million is broken down into a deferred tax asset of €246.6 million and a deferred tax liability of €183.8 million as recorded in the statement of financial position.

As of December 31, 2013, the net deferred tax asset of €95.5 million as of December 31, 2013 is broken down into a deferred tax asset of €274.8 million and a deferred tax liability of €179.3 million. The net deferred tax asset of €123.4 million as of December 31, 2012 is broken down into a deferred tax asset of €333.0 million and a deferred tax liability of €209.6 million, as recorded in the statement of financial position.

(D) Tax Loss Carry-Forwards and Tax Credits

As of December 31, 2015

Tax loss carry-forwards not yet recognized as source of deferred tax assets amounted to €446.1 million as of December 31, 2015, compared to €401.2 million as of December 31, 2014. The majority of these came from Mexican entities for €126.0 million, Brazilian entities for €124.6 million, a Saudi entity for €79.8 million and a Finnish entity for €53.5 million. As of December 31, 2015, the unrecorded deferred income tax assets corresponding to these tax loss carry-forwards amounted to €126.8 million. All of these tax loss carry-forwards are reportable over an unlimited period of time, except in Finland and in Mexico where there is only a 10-year time limit.

As of December 31, 2014

Tax loss carry-forwards not yet recognized as source of deferred tax assets amounted to €401.2 million as of December 31, 2014, compared to €383.0 million as of December 31, 2013. The majority of these came from the ex-Global Industries US entities for €152.0 million, Brazilian entities for €133.7 million, a Saudi entity for €45.8 million and a Finnish entity for €37.4 million. As of December 31, 2014, the unrecorded deferred income tax assets corresponding to these tax loss carry-forwards amounted to €106.7 million. All of these tax loss carry-forwards are reportable over an unlimited period of time, except in Finland and in Mexico where there is only a 10-year time limit.

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As of December 31, 2013

Tax loss carry-forwards not yet recognized as source of deferred tax assets amount to €383.0 million as of December 31, 2013, compared to €377.0 million as of December 31, 2012. The majority of these come from the ex-Global Industries US entities for €168.0 million, a Finnish entity for €71.0 million and Brazilian entities for €89.0 million. The unrecorded deferred income tax assets corresponding to these tax loss carry-forwards as of December 31, 2013 amounted to €119.0 million. All of these tax loss carry-forwards are reportable over an unlimited period of time, except in Finland, in Mexico and in the United States where there is respectively a 10 and 20-year time limit.

Note 7 Income/(Loss) from Discontinued Operations

According to IFRS 5, income/(loss) from operations discontinued during the financial year is reported in this note.

In 2015, 2014 and 2013, no activity was closed or sold.

Note 8 Earnings per Share

Diluted earnings per share are computed in accordance with Note 1-C (i) – Earnings per share. Reconciliation between earnings per share before dilution and diluted earnings per share is as follows:

In millions of Euro	2015	2014	2013
Net Income Attributable to Shareholders of the Parent Company	45.1	436.6	563.1
Financial Expense on Convertible Bonds, Net of Tax	-	20.6	20.6
Adjusted Net Income for Diluted Earnings per Share	45.1	457.2	583.7

In thousands
Weighted Average Number of Outstanding Shares during the Financial Year (excluding Treasury Shares) used for Basic Earnings per Share	114,887	112,174	111,292
Effect of Dilution:
● Share Subscription Options	-	452	663
● Performance Shares	-	848	1,025
● Convertible Bond	-	11,797	11,797
Weighted Average Number of Outstanding Shares during the Financial Year (Excluding Treasury Shares) Adjusted for Diluted Earnings per Share	114,887	125,271	124,777

In Euro
Basic Earnings per Share	0.39	3.89	5.06
Diluted Earnings per Share	0.39	3.65	4.68

The Group granted performance shares and share subscription options subject to performance conditions, and in addition issued two convertible bonds on November 17, 2010 and December 15, 2011, which resulted in a dilution of earnings per share in 2014 and 2013 (see Note 21 (b) – Convertible bonds).

In 2015, the average annual share price amounting to €52.67 and the closing price to €45.74, only the 2010 (Part 1) share subscription option plan would be dilutive. However as of December 31, 2015, the conversion of potential ordinary shares related to share subscriptions options, performance shares and convertible bonds would increase earnings per share. These potential ordinary shares shall then be treated as anti-dilutive and therefore excluded from the calculation of the diluted earnings per share.

In 2014, the average annual share price amounted to €68.18 and the closing price to €49.42. As a result, eight share subscription option plans were anti-dilutive: the 2010 (Part 3) plan, as well as 2011, 2012 and 2013 plans.

In 2013, the average annual share price amounted to €82.05 and the closing price to €69.86. As a result, the 2012 share subscription option plan (Part 2) with an exercise price of €87.13 and the 2013 share subscription option plan with an exercise price of €85.73 were anti-dilutive.

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Note 9 Property, Plant and Equipment (Tangible Assets)

The following tables illustrate the costs, the accumulated depreciation and impairment losses by type of tangible assets:

In millions of Euro	Land	Buildings	Vessels	Machinery and Equipment	Office Fixtures and Furniture	Assets under Construction	Other	Total
Net Book Value as of January 1, 2013	30.2	140.0	926.7	572.4	60.7	573.6	106.9	2,410.5
Costs	29.3	286.5	2,004.2	894.6	242.3	287.2	216.3	3,960.4
Accumulated Depreciation	-	(158.8)	(595.1)	(456.1)	(166.8)	-	(115.2)	(1,492.0)
Accumulated Impairment Losses	(0.8)	-	(97.1)	(16.6)	-	(1.1)	-	(115.6)
Net Book Value as of December 31, 2013	28.5	127.7	1,312.0	421.9	75.5	286.1	101.1	2,352.8
Costs	34.7	497.2	2,145.2	1,076.7	255.0	51.5	222.1	4,282.4
Accumulated Depreciation	-	(189.8)	(645.1)	(507.1)	(174.6)	-	(125.9)	(1,642.5)
Accumulated Impairment Losses	(0.8)	(3.3)	(107.7)	(19.1)	-	(8.2)	-	(139.1)
Net Book Value as of December 31, 2014	33.9	304.1	1,392.4	550.5	80.4	43.3	96.2	2,500.8
Costs	16.3	347.6	2,387.4	1,165.1	280.3	172.3	312.4	4,681.4
Accumulated Depreciation	-	(208.2)	(769.6)	(591.2)	(204.1)	(9.5)	(144.1)	(1,926.7)
Accumulated Impairment Losses	(0.8)	(5.2)	(146.2)	(19.1)	(0.3)	(8.2)	-	(179.8)
NET BOOK VALUE AS OF DECEMBER 31, 2015	15.5	134.2	1,471.6	554.8	75.9	154.6	168.3	2,574.9

Changes in net property, plant and equipment during two previous financial years break down as follows:

In millions of Euro	Land	Buildings	Vessels	Machinery and Equipment	Office Fixtures and Furniture	Assets under Construction	Other	Total
Net Book Value as of January 1, 2013	29.9	138.5	695.0	572.2	59.5	539.9	106.8	2,141.8
Additions – Acquisitions – Internal Developments	-	3.6	105.6	85.0	42.6	280.6	41.8	559.2
Additions – Business Combinations	-	-	-	-	-	-	-	-
Disposals – Write-off	-	(0.8)	(39.5)	(19.9)	(1.4)	-	(0.9)	(62.5)
Depreciation Expense for the Year	-	(13.0)	(84.0)	(61.9)	(24.3)	-	(16.3)	(199.5)
Impairment Losses	-	-	-	(0.7)	-	(1.1)	-	(1.8)
Net Foreign Exchange Differences	(1.4)	(3.0)	(21.9)	(22.3)	(3.4)	(29.1)	(13.0)	(94.1)
Other (1)	-	2.4	656.8	(130.5)	2.5	(504.2)	(17.3)	9.7
Net Book Value as of December 31, 2013	28.5	127.7	1,312.0	421.9	75.5	286.1	101.1	2,352.8
Additions – Acquisitions – Internal Developments	2.4	5.6	112.6	63.9	22.2	112.2	13.0	331.9
Additions – Business Combinations	-	-	-	-	-	-	0.3	0.3
Disposals – Write-off	-	(1.4)	(60.4)	(26.4)	(1.3)	(0.1)	(1.0)	(90.6)
Depreciation Expense for the Year	-	(22.4)	(104.7)	(71.9)	(25.9)	-	(16.1)	(241.0)
Impairment Losses	-	(3.3)	(10.6)	(2.5)	-	(6.4)	-	(22.8)
Net Foreign Exchange Differences	2.4	5.0	124.0	20.9	2.4	10.7	1.8	167.2
Other (1)	0.6	192.9	19.5	144.6	7.5	(359.2)	(2.9)	3.0
Net Book Value as of December 31, 2014	33.9	304.1	1,392.4	550.5	80.4	43.3	96.2	2,500.8
Additions – Acquisitions – Internal Developments (2)	(0.4)	9.1	20.8	38.5	20.0	162.7	19.2	269.9
Additions – Business Combinations	0.5	1.8	109.4	-	1.5	-	(0.3)	112.9
Disposals – Write-off	-	(0.8)	(7.3)	(24.7)	(0.7)	3.1	(0.4)	(30.8)
Depreciation Expense for the Year	-	(18.4)	(124.5)	(84.1)	(29.5)	(9.5)	(18.2)	(284.2)
Impairment Losses	-	(1.9)	(38.5)	-	(0.3)	-	-	(40.7)
Net Foreign Exchange Differences	1.5	4.0	102.4	(0.2)	(1.2)	(21.6)	(21.9)	63.0
Other (1)	(20.0)	(163.7)	16.9	74.8	5.7	(23.4)	93.7	(16.0)
NET BOOK VALUE AS OF DECEMBER 31, 2015	15.5	134.2	1,471.6	554.8	75.9	154.6	168.3	2,574.9

(1)     The line “Other” is mainly related to the reclassification of assets under construction into the corresponding line items upon their delivery.

(2)     The decrease of the tangible assets payables between December 31, 2014, and December 31, 2015, amounted €10.4 million. The cash flows associated with the acquisition of tangible assets equal to €(280.3) million.

Pledged fixed assets amounted to €111.7 million as of December 31, 2015. No assets are subject to a capital lease.

Pledged fixed assets amounted to €57.1 million as of December 31, 2014. No assets are subject to a capital lease.

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Pledged fixed assets amounted to €242.2 million as of December 31, 2013 and principally consisted of mortgages related to the Skandi Vitória, Skandi Arctic, Skandi Niterói vessels and Açu plant. No assets are subject to a capital lease.

Note 10 Intangible Assets

Costs, accumulated amortization and impairment losses by type of intangible assets are as follows:

In millions of Euro	Goodwill	Licenses, Patents and Trademarks	Software	Other	Total
Net Book Value as of January 1, 2013	3,273.0	54.8	50.4	0.9	3,379.1
Costs	3,226.1	147.3	123.3	2.8	3,499.5
Accumulated Amortization	-	(100.7)	(64.1)	(2.1)	(166.9)
Accumulated Impairment Losses	-	-	-	-	-
Net Book Value as of December 31, 2013	3,226.1	46.6	59.2	0.7	3,332.6
Costs	3,388.7	157.2	139.5	3.0	3,688.4
Accumulated Amortization	-	(108.3)	(81.2)	(2.4)	(191.9)
Accumulated Impairment Losses	-	-	-	-	-
Net Book Value as of December 31, 2014	3,388.7	48.9	58.3	0.6	3,496.5
Costs	3,478.0	161.4	151.7	4.4	3,795.5
Accumulated Amortization	-	(112.4)	(98.2)	(2.4)	(213.0)
Accumulated Impairment Losses	-	-	-	-	-
Net Book Value as of December 31, 2015	3,478.0	49.0	53.5	2.0	3,582.5

(A) Changes in Net Intangible Assets

Changes in net intangible assets during the two previous financial years break down as follows:

In millions of Euro	Goodwill	Licenses, Patents and Trademarks	Software	Other	Total
Net Book Value as of January 1, 2013	3,273.0	54.8	50.3	0.9	3,379.0
Additions – Acquisitions – Internal Developments	8.6	-	21.7	0.2	30.5
Additions – Business Combinations	-	-	-	-	-
Disposals – Write-off	-	-	(0.7)	-	(0.7)
Amortization Charge for the Year	-	(3.9)	(12.4)	(0.2)	(16.5)
Impairment Losses	-	-	-	-	-
Net Foreign Exchange Differences (1)	(55.5)	(4.3)	(0.4)	-	(60.3)
Other	-	-	0.7	(0.2)	0.6
Net Book Value as of December 31, 2013	3,226.1	46.6	59.2	0.7	3,332.6
Additions – Acquisitions – Internal Developments	72.9	-	15.2	-	88.1
Additions – Business Combinations	-	1.0	-	-	1.0
Disposals – Write-off	-	-	-	-	-
Amortization Charge for the Year	-	(3.1)	(16.1)	(0.3)	(19.5)
Impairment Losses	-	-	-	-	-
Net Foreign Exchange Differences (1)	89.7	4.4	0.6	0.1	94.8
Other	-	-	(0.6)	0.1	(0.5)
Net Book Value as of December 31, 2014	3,388.7	48.9	58.3	0.6	3,496.5
Additions – Acquisitions – Internal Developments (2)	36.5	0.1	11.5	1.4	49.5
Additions – Business Combinations	-	-	0.1	-	0.1
Disposals – Write-off	-	(0.1)	-	-	(0.1)
Amortization Charge for the Year	-	(4.1)	(17.0)	-	(21.1)
Impairment Losses	-	-	-	-	-
Net Foreign Exchange Differences (1)	52.8	2.4	0.5	-	55.7
Other	-	1.8	0.1	-	1.9
Net Book Value as of December 31, 2015	3,478.0	49.0	53.5	2.0	3,582.5

(1)    Goodwill is mainly denominated in Euro.

(2)    There is no variation of the intangible assets payables between December 31, 2014, and December 31, 2015. The cash flows associated with the acquisition of intangible assets then equal to €(13.0) million.

(B) Goodwill

The following table illustrates the detail of goodwill by business segment:

In millions of Euro	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013

Subsea	2,734.8	2,662.1	2,591.8
Onshore/Offshore	743.2	726.6	634.3
Total Goodwill	3,478.0	3,388.7	3,226.1

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Impairment tests were performed on the goodwill, using the method described in Note 1-C (a) – Use of estimates.

As of December 31, 2015

By using the discounted cash flow method, the impairment tests performed by the Group were based on the most likely assumptions with respect to activity and result. Assumptions made in 2015 relied on the business plans covering years 2016 to 2019 for each Cash-Generating Units (Onshore/Offshore and Subsea).

Beyond 2019, the growth rate taken into account was 2.5%, rate 0.5% lower than the one considered for 2014 impairment test. Cash flows were discounted at a rate of 9.5% after tax, rate 0.5% lower than the one considered for 2014 impairment test. The tax rate used in the model was 30.0%, unchanged compared to 2014.

As of December 31, 2015, impairment tests performed on the net book value of goodwill did not result in the accounting of an impairment loss. A 1.0% (100 basis points) decrease in the 2016-2019 operating margin ratio relative to the business plan estimates, the use of a 1.5% (150 basis points) growth rate after 2019, or a plus or minus 1.0% (100 basis points) variation in the discount rate, or a plus or minus 20 days of revenues positive variation in the working capital per year on the business plan, would have no impact on the value of goodwill. The determination of recoverable amounts using a post-tax discount rate applied to post-tax cash flows would not be materially different from the ones that would have been obtained using a pre-tax discount rate applied to pre-tax cash flows.

As of December 31, 2014

By using the discounted cash flow method, the impairment tests performed by the Group were based on the most likely assumptions with respect to activity and result. Assumptions made in 2014 relied on the business plans covering years 2015 to 2017 for each Cash-Generating Units (Onshore/Offshore/Subsea).

As a general rule, these business plans are determined in accordance with the Group accounting methods to establish its consolidated historical statements. The backlog and backlog scheduling forecasts, the investments in production capabilities, fleet and other logistic capabilities, as well as the internal and external market studies are critical to the elaboration of Technip’s business plans.

Beyond 2017, the growth rate taken into account was 3.0% (according to the rates of the World Bank distinguishing countries OECD and not OECD and that of the International Monetary Fund). Cash flows were discounted at a rate of 10.0% after tax. The tax rate used in the model was 30.0%. The assumptions of growth rate, discount rate and tax rate used in 2014 are unchanged compared to 2013.

As of December 31, 2014, impairment tests performed on the net book value of goodwill did not result in the accounting of an impairment loss. A 1.0% decrease in the 2017 operating margin ratio relative to the business plan estimates, the use of a 2.0% growth rate after 2017, or a plus or minus 1.0% variation in the discount rate would have no impact on the value of goodwill. The determination of recoverable amounts using a post-tax discount rate applied to post-tax cash flows would not be materially different from the ones that would have been obtained using a pre-tax discount rate applied to pre-tax cash flows.

As of December 31, 2013

By using the discounted cash flow method, the impairment tests performed by the Group were based on the most likely assumptions with respect to activity and result. Assumptions made in 2013 relied on the business plans covering years 2014 to 2016 for each Cash-Generating Units (Onshore/Offshore/Subsea).

These business plans are determined in accordance with the Group accounting methods to establish its consolidated historical statements. The backlog and backlog scheduling forecasts, the investments in production capabilities, fleet and other logistic capabilities, as well as the internal and external market studies are critical to the elaboration of Technip’s business plans.

Beyond 2016, the growth rate taken into account was 3.0% (according to the rates of the World Bank distinguishing countries OECD and not OECD and that of the International Monetary Fund). Cash flows were discounted at a rate of 10.0% after tax. The tax rate used in the model was 30.0%. The assumptions of growth rate, discount rate and tax rate used in 2013 are unchanged compared to 2012.

As of December 31, 2013, impairment tests performed on the net book value of goodwill did not result in the accounting of an impairment loss. A 1% decrease in the 2016 operating margin ratio relative to the business plan estimates, the use of a 2.0%

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growth rate after 2016, or a plus or minus 1.0% variation in the discount rate would have no impact on the value of goodwill. The determination of recoverable amounts using a post-tax discount rate applied to post-tax cash flows would not be materially different from the ones that would have been obtained using a pre-tax discount rate applied to pre-tax cash flows.

No impairment loss was recorded in 2012.

Note 11 Investments in Equity Affiliates

Financial information (at 100%) of the Joint Ventures as of December 31, 2015, are as follows:

In millions of Euro	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013

Data at 100%
Non-Current Assets	1,457.9	1,383.2	779.6
Current Assets	4,359.7	3,259.6	1,100.0
Total Assets	5,817.6	4,642.8	1,879.6
Total Equity	508.7	361.2	224.5
Non-Current Liabilities	850.3	817.1	406.4
Current Liabilities	4,458.6	3,464.5	1,248.7
Total Equity and Liabilities	5,817.6	4,642.8	1,879.6
Revenues	4,889.4	2,223.0	1,454.0
Net Income/(Loss)	473.2	77.1	140.4
Other Comprehensive Income	(54.0)	(43.0)	(13.5)
Comprehensive Income for the Year	451.6	22.4	126.9
Carrying Value of Equity Investments	131.4	195.6	172.2
Cash and Cash Equivalents	1,618.8	1,090.4	252.2
Depreciation and Amortization	23.0	19.4	15.6

Changes in investments in equity affiliates break down as follows:

In millions of Euro	2015	2014	2013

Carrying Amount of Investments as of January 1	195.6	172.2	160.7
Additions – Business Combinations	2.4	41.2	5.1
Disposals	(44.5)	0.6	-
Share of Income/(Loss) of Equity Affiliates	54.6	40.3	35.2
Distributed Dividends	(18.9)	(8.4)	(4.3)
Other Comprehensive Income	(54.1)	(43.5)	(13.4)
Net Foreign Exchange Differences	(3.7)	(6.8)	(11.1)
Carrying Amount of Investments as of December 31	131.4	195.6	172.2

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Note 12 Other Financial Assets

As of December 31, 2015, impairment tests performed on the net book value of other financial assets (non-current) did not result in any recognition of impairment loss on investments and related receivables.

As of December 31, 2014, impairment tests performed on the net book value of other financial assets (non-current) did not result in any recognition of impairment loss on investments and related receivables.

As of December 31, 2013, impairment tests performed on the net book value of other financial assets (non-current) did not result in any recognition of impairment loss.

The breakdown by nature of other financial assets, net is presented below:

In millions of Euro	As of December 31, 2015		As of December 31, 2014		As of December 31, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Non-Consolidated Investments	7.8	7.8	7.9	7.9	7.5	7.5
Valuation Allowance	(1.3)	(1.3)	(1.1)	(1.1)	(0.9)	(0.9)
Net Value of Non-Consolidated Investments	6.5	6.5	6.8	6.8	6.6	6.6
Loans	91.7	91.7	44.4	44.4	19.3	19.3
Net Value of Loans	91.7	91.7	44.4	44.4	19.3	19.3
Liquidity Contract	6.2	6.2	0.4	0.4	0.8	0.8
Net Value of Liquidity Contract	6.2	6.2	0.4	0.4	0.8	0.8
Security Deposits and Other	193.7	193.7	152.9	152.9	50.4	50.4
Impairment	(76.9)	(76.9)	(1.9)	(1.9)	(1.9)	(1.9)
Net Value of Security Deposits and Other	116.8	116.8	151.0	151.0	48.5	48.5
Total Other Financial Assets, Net	221.2	221.2	202.6	202.6	75.2	75.2

Note 13 Available-for-Sale Financial Assets

In 2010, the Group acquired an 8% stake in Malaysia Marine and Heavy Engineering Holdings Berhad (MHB) for €114.5 million (i.e. 128,000,000 shares). Technip’s stake in MHB increased by 0.35% in 2011 for €7.1 million (i.e. 5,555,000 supplementary shares), then additionally 0.15% in 2012 for €3.2 million (i.e. 2,445,000 supplementary shares), totaling 136 million shares. This company is listed in Malaysia (Bursa Malaysia Securities Berhad).

As of December 31, 2015, the MHB available-for-sale financial assets amounted to €29.0 million.

As of December 31, 2014, the MHB available-for-sale financial assets amounted to €57.0 million.

As of December 31, 2013, the MHB available-for-sale financial assets amounted to €105.3 million.

In the financial year ended 2015, an impairment was booked in the statement of income for €28.0 million.

In the financial year ended 2014, an impairment was booked in the statement of income for €68.0 million

In the financial year ended 2013, a loss was booked in fair value reserves for €52.1 million.

In millions of Euro	As of December 31, 2015		As of December 31, 2014		As of December 31, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Share – Unlisted	-	-	-	-	-	-
Share – Listed	29.0	29.0	57.0	57.0	105.3	105.3
Total Available-for-Sale Financial Assets	29.0	29.0	57.0	57.0	105.3	105.3

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Note 14 Inventories

The breakdown of inventories is as follows:

In millions of Euro	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013

Raw Materials	338.2	284.1	218.1
Work in Progress	46.1	32.5	37.5
Finished Goods and Merchandise	71.7	61.3	40.7
Valuation Allowance	(24.7)	(22.2)	(21.5)
Total Net Inventories	431.3	355.7	274.8

As of December 31, 2015, inventories meant to be used in the next 12 months amounted to €431.3 million.

As of December 31, 2014, inventories meant to be used in the next 12 months amounted to €355.7 million.

As of December 31, 2013, inventories meant to be used in the next 12 months amounted to €276.3 million.

Note 15 Construction Contracts

The breakdown of construction contracts is as follows:

In millions of Euro	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013

Construction Contracts – Amounts in Assets	637.6	755.1	383.2
Construction Contracts – Amounts in Liabilities	(908.4)	(1,256.1)	(1,499.1)
Total Net Construction Contracts	(270.8)	(501.0)	(1,115.9)
Costs and Margins Recognized at the Percentage of Completion	14,698.6	12,289.1	9,177.3
Payments Received from Clients	(14,885.9)	(12,657.6)	(10,121.2)
Accruals for Losses at Completion	(83.5)	(132.5)	(172.0)
Total Net Construction Contracts	(270.8)	(501.0)	(1,115.9)

Note 16 Trade Receivables

Given the nature of Group operations, the Group’s clients are mainly major oil and gas, petrochemical or oil-related companies.

This line item represents receivables from completed contracts, invoices to be issued on long-term contracts other than construction contracts and miscellaneous invoices (e.g. trading, procurement services).

In millions of Euro	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013

Trade Receivables	1,097.7	1,149.6	1,308.5
Contracts – To Be Invoiced	567.5	569.2	457.3
Doubtful Accounts	47.3	36.5	36.7
Provisions for Doubtful Accounts	(44.3)	(35.4)	(36.1)
Total Net Trade Receivables	1,668.2	1,719.9	1,766.4

Trade receivables are non-interest bearing. Their maturities are linked to the operating cycle of contracts. As of December 31, 2015, the portion of trade receivables that had a maturity of less than 12 months amounted to €1,662.8 million.

Trade receivables are non-interest bearing. Their maturities are linked to the operating cycle of contracts. As of December 31, 2014, the portion of trade receivables that had a maturity of less than 12 months amounted to €1,717.8 million.

Trade receivables are non-interest bearing. Their maturities are linked to the operating cycle of contracts. As of December 31, 2013, the portion of trade receivables that had a maturity of less than 12 months amounted to €1,721.7 million.

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Each customer’s financial situation is periodically reviewed. Provisions for doubtful receivables, which have to-date been considered sufficient at the Group level, are recorded for all potential uncollectible receivables, and are as follows:

In millions of Euro	2015	2014	2013

Provisions for Doubtful Accounts as of January 1	(35.4)	(36.1)	(35.3)
Increase	(19.3)	(2.5)	(8.2)
Used Provision Reversals	5.5	1.1	4.7
Unused Provision Reversals	6.8	1.4	2.7
Effects of foreign exchange and other	(1.9)	0.7	-
PROVISIONS FOR DOUBTFUL ACCOUNTS AS OF DECEMBER 31	(44.3)	(35.4)	(36.1)

Note 17 Other Current Receivables

Other current receivables break down as follows:

In millions of Euro	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013

Value Added Tax Receivables	178.5	152.0	127.9
Other Tax Receivables	131.0	135.5	111.3
Receivables from Employees	9.3	7.5	6.9
Prepaid Expenses (1)	87.1	122.1	104.4
Insurance Indemnities to be Received	-	0.1	5.7
Other	183.3	164.4	106.8
Total Net Other Current Receivables	589.2	581.6	463.0

(1) Prepaid expenses mainly correspond to insurance costs, as well as building and construction rental expenses.

As of December 31, 2015, the portion of other current receivables with a maturity of less than 12 months amounted to €565.1 million. Other current receivables are non-interest bearing.

As of December 31, 2014, the portion of other current receivables with a maturity of less than 12 months amounted to €561.8 million. Other current receivables are non-interest bearing.

As of December 31, 2013, the portion of other current receivables with a maturity of less than 12 months amounted to €470.6 million. Other current receivables are non-interest bearing.

Note 18 Cash and Cash Equivalents

Cash and cash equivalents break down as follows:

In millions of Euro	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013
Cash at Bank and in Hand	1,556.2	1,822.1	1,534.1
Cash Equivalents	1,362.9	863.5	1,455.0
Total Cash and Cash Equivalents	2,919.1	2,685.6	2,989.1
US Dollar	1,039.1	1,123.9	1,313.9
Euro	749.7	658.4	720.4
Brazilian Real	268.7	126.4	196.1
Australian Dollar	175.6	76.3	144.6
Pound Sterling	109.5	209.2	61.8
Norwegian Krone	91.3	90.7	134.9
Malaysian Ringgit	64.7	95.6	87.7
Japanese Yen	3.6	33.9	45.1
Other	416.9	271.2	284.6
Total Cash and Cash Equivalents by Currency	2,919.1	2,685.6	2,989.1
Certificates of Deposits	50.0	100.0	162.2
Fixed Term Deposits	1,045.4	645.6	1,234.2
Other	267.5	117.9	58.6
Total Cash Equivalents by Nature	1,362.9	863.5	1,455.0

A substantial portion of cash and marketable securities are recorded or invested in either Euro or US dollar which are frequently used by the Group within the framework of its commercial relationships. Cash and marketable securities in other currencies correspond either to deposits retained by subsidiaries located in countries where such currencies are the national currencies in order to ensure their own liquidity, or to amounts received from customers prior to the payment of expenses in

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these same currencies or the payment of dividends. Short-term deposits are classified as cash equivalents along with the other marketable securities.

Note 19 Assets and Liabilities Held for Sale

As of December 31, 2015, a set of ageing equipment was accounted for as assets held for sale for a total amount of €26.4 million.

As of December 31, 2014, two ageing vessels were accounted for as an asset held for sale for a total amount of €3.2 million.

As of December 31, 2013, two ageing vessels were accounted for as an asset held for sale for a total amount of €4.0 million.

Note 20 Shareholder’s Equity

(A) Changes in the Parent Company’s Share Capital

As of December 31, 2015, Technip’s share capital consisted of 119,024,484 outstanding shares with a par value of €0.7625 each. Changes since January 1, 2014, break down as follows:

-	Number of Shares	Share Capital (in millions of Euro)
Share Capital as of January 1, 2013	113,040,513	86.2
Capital Increase due to Share Subscription Options Exercised	639,743	0.5
Share Capital as of December 31, 2013	113,680,256	86.7
Capital Increase due to Share Subscription Options Exercised	265,061	0.2
Share Capital as of December 31, 2014	113,945,317	86.9
Capital Increase due to Share Subscription Options Exercised	561,746	0.4
Capital Increase due to Dividend Payment in Shares	2,591,918	2.0
Capital Increase Reserved for Employees	1,925,503	1.5
Share Capital as of December 31, 2015	119,024,484	90.8

(B) Technip’s Shareholders as of December 31

As of December 31, 2015, to the Company’s knowledge and based on notices and documents received by the Company, Technip’s principal shareholders in percentage of share capital are as follows:

	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013
Franklin Resources Inc.	10.80%	7.20%	-
Banque Publique d’Investissement	5.20%	5.20%	5.20%
Causeway Capital Management	5.10%	6.50%	3.70%
Blackrock Inc.	4.65%	4.90%	4.85%
The Capital Group Companies Inc.	4.20%	4.40%	7.40%
Oppenheimer Funds Inc.	3.80%	4.20%	4.00%
IFP Énergies nouvelles	2.40%	2.50%	-
Baytree Investments Pte Ltd	2.30%	-	-
Aviva Plc	1.95%	2.05%	2.05%
Norges Bank Investment Management	1.90%	2.00%	-
State Street Corporation	1.70%	1.80%	-
AXA SA	1.60%	-	-
MFS Investment Management	1.15%	1.50%	0.9%
Amundi Asset Management	1.10%	2.35%	3.20%
Group Employees	2.85%	1.80%	1.85%
Treasury Shares	0.70%	1.20%	1.55%
Other	48.60%	52.40%	65.30%
Total	100.00%	100.00%	100.00%

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(C) Treasury Shares

Changes in treasury shares are as follows:

	Number of Shares	Treasury Shares (in millions of Euro)

Treasury Shares as of January 1, 2013	2,370,981	(148.8)
Shares Acquired pursuant to Liquidity Contract	786,843	(63.8)
Shares Sold pursuant to Liquidity Contract	(649,343)	54.0
Shares Purchased for Employees	486,590	(40.0)
Treasury Shares as of December 31, 2013	1,774,751	(133.6)
Shares Acquired pursuant to Liquidity Contract	823,060	(57.9)
Shares Sold pursuant to Liquidity Contract	(793,560)	59.1
Shares Purchased for Employees	610,569	(41.8)
Shares Granted to Employees	(1,050,825)	77.3
Treasury Shares as of December 31, 2014	1,363,995	(96.9)
Shares Acquired pursuant to Liquidity Contract	1,333,789	(69.4)
Shares Sold pursuant to Liquidity Contract	(1,419,789)	75.4
Shares Purchased for Employees	650	-
Shares Granted to Employees	(459,770)	35.7
Treasury Shares as of December 31, 2015	818,875	(55.2)

Treasury shares are held in order to serve performance share plans that were granted to employees in 2010, 2011, 2012, 2013 and 2014. As well as to serve share purchase option plans granted in 2008.

(D) Fair Value Reserves

Fair value reserves are as follows:

In millions of Euro	Cash Flow Hedges (IAS 32/39) (1)	Fair Value on Available-For- Sale Financial Assets (IAS 39) (2)	Gains/(Losses) on Defined Benefit Pension Plans (IAS 19R) (3)	Other	Fair Value Reserves – Parent Company	Fair Value Reserves – Non- Controlling Interests	Total Fair Value Reserves
Fair Value Reserves as of January 1, 2013	4.5	28.3	(9.0)	0.1	-	-	23.9
Gross Effect	56.9	(52.1)	(15.9)	-	-	-	(11.1)
Tax Effect	(17.2)	4.8	4.3	-	-	-	(8.1)
Fair Value Reserves as of December 31, 2013	44.2	(19.0)	(20.6)	0.1	-	-	4.7
Gross Effect	(348.1)	19.7	(25.7)	-	(354.1)	-	(354.1)
Tax Effect	106.0	(0.7)	5.2	-	110.5	-	110.5
Other	0.1	-	-	(0.1)	-	-	-
Fair Value Reserves as of December 31, 2014	(197.8)	-	(41.1)	-	(238.9)	-	(238.9)
Gross Effect	(79.3)	-	17.1	-	(62.2)	(11.7)	(73.9)
Tax Effect	18.4	-	(4.9)	-	13.5	-	13.5
Fair Value Reserves as of December 31, 2015	(258.7)	-	(28.9)	-	(287.6)	(11.7)	(299.3)

(1)     Recorded under this heading is the efficient portion of the change in fair value of the financial instruments qualified as cash flow hedging (see Note 1-C (c) – Foreign currency transactions and financial instruments).

(2)     Corresponding to the revaluation as of December 31, 2014 of MHB shares which were depreciated with the reversal of associated fair value reserves (see Note 13 – Available-for-sale financial assets).

(3)     Recorded under this heading the total amount of actuarial gains and losses on Defined Benefit Plans according to the amended IAS 19.

(E) Distributable Retained Earnings

As of December 31, 2015, distributable retained earnings of the parent company amounted to €2,885.9 million, including €2,269.4 million of share capital premiums.

As of December 31, 2014, distributable retained earnings of the parent company amounted to €2,879.2 million, including €2,042.0 million of share capital premiums.

As of December 31, 2013, distributable retained earnings of the parent company amounted to €2,967.2 million, including €2,030.5 million of share capital premiums.

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(F) Statutory Legal Reserve

Under French Law, companies must allocate 5% of their statutory net profit to their legal reserve fund each year before dividends may be paid in respect of that year. Funds are allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. The legal reserve may only be distributed to shareholders upon liquidation of the Company.

As of December 31, 2015, 2014 and 2013, the statutory legal reserve amounted to €9.8 million.

(G) Dividends

As of December 31, 2015

At the Annual General Meeting held on April 23, 2015, Technip’s shareholders approved the proposed €2.00 per share dividend for the 2014 financial year and decided to offer shareholders an option to receive the dividend payment in shares. The issue price of the new shares to be issued in consideration for the dividend was set at €52.81. The price was equal to 90% of the average opening prices quoted on the regulated market of Euronext Paris during the 20 trading days preceding the date of the Annual General Meeting, less the amount of the proposed dividend, and rounded upward to the nearest euro cent. On May 22, 2015, Technip announced that the shareholders who have selected the payment of the dividend for financial year 2014 in shares represented 60.5% of Technip’s shares.

For the purpose of the payment of the dividend in shares, 2,591,918 new shares were then issued for a total amount of €136.9 million. The dividend paid in cash for the financial year ended December 31, 2014, amounted to €88.9 million.

The recommended dividend in respect of 2015 is €2.00 per share with an option to receive the dividend payment in shares and will be submitted for approval at the Shareholders’ General Meeting to be held on April 28, 2016. Given that no decision was taken as of December 31, 2015, no impact was recorded in the 2015 financials.

As of December 31, 2014

In 2014, the dividend paid for the financial year ended December 31, 2013, amounted to €206.5 million (i.e., €1.85 per share).

The recommended dividend in respect of 2014 is €2.0 per share and will be submitted for approval at the Shareholders’ General Meeting to be held on April 23, 2015. Given that no decision was taken as of December 31, 2014, no impact was recorded in the 2014 financials.

As of December 31, 2013

In 2013, the dividend paid for the financial year ended December 31, 2012 amounted to €186.0 million (i.e., €1,68 per share).

The recommended dividend in respect of 2013 is €1.85 per share and will be submitted for approval at the Shareholders’ General Meeting to be held on April 24, 2014. Given that no decision was taken as of December 31, 2013, no impact was recorded in the 2013 financials.

In 2012, the dividend paid for the financial year ended December 31, 2011 amounted to €172.6 million (i.e., €1.58 per share).

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(H) Share Subscription Option Plans and Share Purchase Option Plans

Technip plans

The Board of Directors has granted certain employees, senior executives and Directors or Officers (mandataires sociaux) of the Group and its affiliates, share subscription option plans or share purchase option plans at an agreed unit price. The main features and changes in plans that are in place for 2015, 2014 and 2013 are as follows:

Number of Options	Plan 2005			Plan 2008	Plan 2009	Plan 2010			Plan 2011			-	Plan 2012		Plan 2013		-	Plan 2015	Total
	Part 3 (1)	Parts 1 and 2 Re- granted (1)	Parts 1, 2 and 3 Re- granted (1)	Part 1 (2)	Part 1 (1)	Part 1 (1)	Part 2 (1)	Part 3 (1)	Part 1 (1)	Part 2 (1)	Part 3 (1)		Part 1 (1)	Part 2 (1)	Part 1 (1)	Part 1 Re- granted (1)		Part 1 (1)
Approval Date by Shareholders’ General Meeting	Apr. 29, 2005	Apr. 29, 2005	Apr. 29, 2005	May 06, 2008	Apr. 30, 2009	Apr. 29, 2010	Apr. 29, 2010	Apr. 29, 2010	Apr. 28, 2011	Apr. 28, 2011	Apr. 28, 2011		Apr. 26, 2012	Apr. 26, 2012	Apr. 25, 2013	Apr. 25, 2013		Apr. 24, 2014
Grant Date by the Board of Directors	March 12, 2007	Dec. 12, 2007	June 12, 2008	July 01, 2008	June 15, 2009	June 23, 2010	Dec. 15, 2010	March 04, 2011	June 17, 2011	Dec. 14, 2011	March 02, 2012		June 15, 2012	Dec 12, 2012	June 14, 2013	January 10, 2014		Sept. 07, 2015
Options outstanding as of January 1, 2013	202,505	7,028	33,000	524,005	1,029,200	1,055,900	17,400	76,900	338,400	49,000	48,707		284,100	35,350	-	-		-	3,701,495
Options Granted (Subscription)	-	-	-	-	-	-	-	-	-	-	-		-	-	323,200	-		-	323,200
Options exercised (Subscription)	(198,651)	(7,028)	(17,000)	(193,130)	(416,064)	(1,000)	-	-	-	-	-		-	-	-	-		-	(832,873)
Options Forfeited (Purchase/Subscription)	(3,854)	-	-	(600)	(13,700)	(34,000)	-	(4,100)	(7,000)	(4,400)	(600)		(5,400)	(400)	(1,000)	-		-	(75,054)
Options outstanding as of December 31, 2013	-	-	16,000	330,275	599,436	1,020,900	17,400	72,800	331,400	44,600	48,107		278,700	34,950	322,200	-		-	3,116,768
Options Granted (Subscription)	-	-	-	-	-	-	-	-	-	-	-		-	-	-	16,520		-	16,520
Options exercised (Subscription)	-	-	(16,000)	(334,695)	(121,744)	(127,167)	-	-	-	-	-		-	-	-	-		-	(599,606)
Options Forfeited (Purchase/Subscription)	-	-	-	4,420	(300)	(11,600)	-	(2,100)	(700)	(1,000)	(600)		(600)	-	(700)	-		-	(13,180)
Options outstanding as of December 31, 2014	-	-	-	-	477,392	882,133	17,400	70,700	330,700	43,600	47,507		278,100	34,950	321,500	16,520		-	2,520,502
Options Granted (Subscription)	-	-	-	-	-	-	-	-	-	-	-		-	-	-	-		568,561	568,561
Options exercised (Subscription)	-	-	-	-	(455,256)	(106,440)	-	-	-	-	-		-	-	-	-		-	(561,696)
Options Forefeited (Purchase/Subscription)	-	-	-	-	(22,136)	600	-	(1,300)	(14,380)	(1,904)	(1,500)		(32,300)	-	(34,000)	-		-	(106,920)
Options Outstanding as of December 31, 2015	-	-	-	-	-	776,293	17,400	69,400	316,320	41,696	46,007		245,800	34,950	287,500	16,520		568,561	2,420,447
Strike price (in Euro)	49.17	55.67	59.96	58.15	34.70	51.45	63.23	72.19	72.69	66.94	78.39		74.54	87.13	85.73	68.47		47.83
Maturity Date	March 12, 2013	Dec. 12, 2013	June 12, 2014	July 01, 2014	June 15, 2015	June 23, 2016	Dec. 15, 2016	March 04, 2017	June 17, 2018	Dec. 14, 2018	March 02, 2019		June 15, 2019	Dec. 12, 2019	June 14, 2021	January 10, 2022		Sept. 07, 2023

(1)       Share Subscription option plans exercisable four years from the date of grant and provided certain targets are met.

(2)       Share Purchase option plans exercisable four years from the date of grant and provided certain targets are met.

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The main features described in the table above take into consideration the following adjustments to the rights of option beneficiaries:

•              The Board of Directors resolved to adjust the rights of option beneficiaries as of May 14, 2007, in order to take into account the extraordinary dividend deducted from retained earnings and approved by the Combined Shareholders’ Meeting held on April 27, 2007. Consequently exercise prices and option numbers were recalculated for all plans.

•              The Board of Directors resolved to adjust the rights of option beneficiaries as of May 14, 2008, in order to take into account the extraordinary dividend deducted from retained earnings and approved by the Combined Shareholders’ Meeting held on May 6, 2008. Consequently exercise prices and option numbers were recalculated for all plans.

These options were granted subject to certain targets. This means that the final number of options granted to employees is contingent upon Technip achieving satisfactory performance for its shareholders.

For the 2012 and 2013 plans, 2013 re-granting and 2015 plans, the performance will be respectively measured over the 2012-2014, 2013-2015, 2014-2016 and 2015-2017 periods on the basis of several criteria: Group results in terms of Total Shareholder Return, operating income from recurring activities and return on capital employed.

IFRS 2 accounting charge

In accordance with IFRS 2, the Group recorded a charge of €3.8 million in 2015 related to share subscription and share purchase option plans compared to €6.7 million in 2014.

-	Plan 2005			Plan 2008	Plan 2009	Plan 2010			Plan 2011			Plan 2012		Plan 2013		Plan 2015
	Part 3	Parts 1 and 2 Re- granted	Parts 1, 2 and 3 Re- granted	Part 1	Part 1	Part 1	Part 2	Part 3	Part 1	Part 2	Part 3	Part 1	Part 2	Part 1	Part 1 Re- granted	Part 1
Share Price at Grant Date (in Euro)	50.19	54.21	55.81	58.50	36.41	52.00	67.18	71.64	71.39	65.50	83.83	78.80	87.05	85.12	68.71	46.56
Exercise Price (in Euro)	49.17	55.67	59.96	58.15	34.70	51.45	63.23	72.19	72.69	66.94	78.39	74.54	87.13	85.73	68.47	47.83
Dividend Yield	2.0%	2.0%	2.0%	2.0%	3.5%	3.0%	3.0%	3.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	4.5%
Turnover Rate	5.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0% /2.5%	2.0% /2.5%	2.0% /2.5%
Volatility	30.3%	32.0%	34.4%	34.4%	32.9%	39.1%	39.1%	39.1%	32.0%	32.0%	32.0%	34.2%	33.5%	33.8%	33.8%	29.2%
Annual Risk Free Interest Rate
6 months	4.0%	4.9%	5.1%	5.2%	1.5%	0.4%	0.4%	0.4%	1.3%	1.3%	1.3%	0.3%	0.1%	0.1%	0.1%	(0.2)%
1 year	4.1%	4.9%	5.4%	5.4%	1.7%	0.5%	0.5%	0.5%	1.5%	1.5%	1.5%	0.3%	0.1%	0.1%	0.1%	(0.2)%
3 years	3.9%	4.1%	4.7%	4.7%	2.2%	1.2%	1.2%	1.2%	2.0%	2.0%	2.0%	0.8%	0.2%	0.5%	0.5%	(0.1)%
5 years	4.0%	4.2%	4.8%	4.8%	2.9%	1.9%	1.9%	1.9%	2.6%	2.6%	2.6%	1.6%	0.8%	1.0%	1.0%	0.2%
10 years	4.0%	4.4%	4.8%	4.8%	3.9%	3.1%	3.1%	3.1%	3.5%	3.5%	3.5%	2.8%	2.1%	2.2%	2.2%	1.1%
Option Fair Value Set at Grant Date (in Euro)	12.75	13.74	14.90	17.30	8.45	13.61	13.61	13.61	14.35 /15.05	14.35	14.35	17.58 /18.40	21.02	18.59 /18.87	13.99	6.01
Maturity Date	March 12, 2013	Dec. 12, 2013	June 12, 2014	July 01, 2014	June 15, 2015	June 23, 2016	Dec. 15, 2016	March 04, 2017	June 17, 2018	Dec. 14, 2018	March 02, 2019	June 15, 2019	Dec. 12, 2019	June 14, 2021	January 10, 2022	Sept. 07, 2023

Average share price amounted to €52.67 in 2015, €68.18 in 2014 and €82.05 in 2013.

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(I) Performance Share Plans

Since 2007, the Board of Directors has granted certain employees, senior executives and Directors or Officers (mandataires sociaux) of the Group and its affiliates, free shares subject to Technip achieving satisfactory performances, namely “performance shares”. Following are the main features and changes in the plans that were in place for 2015 and 2014:

Number of Shares	Plan 2008	Plan 2009		Plan 2010			Plan 2011			Plan 2012		Plan 2013		Plan 2014	Plan 2015	Total
	Part 3	Part 1	Part 3	Part 1	Part 2	Part 3	Part 1	Part 2	Part 3	Part 1	Part 2	Part 1	Part 2	Part 1	Part 1
Approval date by Shareholders’ General Meeting	May 06, 2008	Apr. 30, 2009	April 30, 2009	April 29, 2010	April 29, 2010	April 29, 2010	April 28, 2011	April 28, 2011	April 28, 2011	April 26, 2012	April 26, 2012	April 25, 2013	April 25, 2013	April 24, 2014	April 24, 2014
Grant Date by the Board of Directors	Feb 18, 2009	June 15, 2009	Feb. 16, 2010	June 23, 2010	Dec. 15, 2010	March 04, 2011	June 17, 2011	Dec. 14, 2011	March 02, 2012	June 15, 2012	Dec. 12, 2012	June 14, 2013	January 10, 2014	Dec. 10, 2014	Sept. 07, 2015
Outstanding Shares as of January 1, 2013	118,650	584,900	94,550	834,300	12,300	81,900	348,450	33,750	47,807	426,800	126,892	-	-	-	-	2,710,299
Shares Granted	-	-	-	-	-	-	-	-	-	-	-	492,500	-	-	-	492,500
Share Exercised	(117,750)	(575,300)	(35,050)	(290,700)	(1,500)	-	-	-	-	-	-	-	-	-	-	(1,020,300)
Shares Cancelled	(900)	(9,600)	(6,400)	(32,000)	-	(6,400)	(10,400)	(3,700)	(1,650)	(13,700)	(4,700)	(3,350)	-	-		(92,800)
Outstanding Shares as of December 31, 2013	-	-	53,100	511,600	10,800	75,500	338,050	30,050	46,157	413,100	122,192	489,150	-	-	-	2,089,699
Shares Granted	-	-	-	-	-	-	-	-	-	-	-	-	73,700	50,400	-	124,100
Share Exercised	-	-	(51,300)	(505,800)	(10,800)	(22,600)	(124,200)	(6,400)	-	-	(550)	(150)	-	-	-	(721,800)
Shares Cancelled	-	-	(1,800)	(5,800)	-	(1,400)	(5,300)	(900)	(550)	(6,850)	(3,503)	(7,800)	(2,250)	-	-	(36,153)
Outstanding Shares as of December 31, 2014	-	-	-	-	-	51,500	208,550	22,750	45,607	406,250	118,139	481,200	71,450	50,400	-	1,455,846
Shares Granted	-	-	-	-	-	-	-	-	-	-	-	-	-	-	290,736	290,736
Share Exercised	-	-	-	-	-	(51,300)	(207,650)	(22,250)	(12,900)	(151,450)	(11,850)	(50)	-	-	-	(457,450)
Shares Cancelled	-	-	-	-	-	(200)	(900)	(500)	(600)	(7,500)	(3,550)	(23,750)	(300)	-	(120)	(37,420)
Outstanding Shares as of December 31, 2015	-	-	-	-	-	-	-	-	32,107	247,300	102,739	457,400	71,150	50,400	290,616	1,251,712

From country to country, the vesting period of these plans is either three years from the date of grant (in which case the holding period is two years), or four years from the date of grant (in which case there is no holding period).

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Performance shares were granted contingent upon performance conditions. The final number of shares granted to employees is contingent upon Technip achieving satisfactory performance for its shareholders. For the 2011, 2012, 2013, 2014 and 2015 plans, the performance is respectively measured over the 2011-2013, 2012-2014, 2013-2015, 2014-2016 and 2015-2017 periods on the basis of several criteria: Group results in matter of Health/Safety/Environment, operating income from recurring activities and treasury generated from operating activities.

IFRS 2 accounting charge

IFRS 2 applies to the valuation of performance share grants. Consequently, the Group recorded a charge of €28.8 million in 2015 compared to €33.3 million in 2014 and €36.1 million in 2013.

Performance shares granted to employees will be served using treasury shares.

The following table shows assumptions underlying the fair value computation of the plans:

	Plan 2008	Plan 2009		Plan 2010			Plan 2011			Plan 2012		Plan 2012		Plan 2014	Plan 2015
	Part 3	Part 1	Part 3	Part 1	Part 2	Part 3	Part 1	Part 2	Part 3	Part 1	Part 2	Part 1	Part 2	Part 1	Part 1
Share Price at the Grant Date (in Euro)	23.76	36.41	36.41	52.00	67.18	71.64	71.39	65.50	83.83	78.80	87.05	85.12	68.71	47.00	46.56
Dividend Yield	3.0%	3.5%	3.5%	3.0%	3.0%	3.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	4.5%
Turnover Rate (*)	2.0%/ 6.0%	2.0%/ 6.0%	2.0%/ 6.0%	2.0%/ 6.0%	2.0%/ 6.0%	2.0%/ 6.0%	2.0%/ 6.0%	2.0%/ 6.0%	2.0%/ 6.0%	2.0%/ 6.0%	2.0%/ 6.0%	2.0%/ 6.0%	2.0%/ 6.0%	2.0%/ 6.0%	2.0% / 6.0%
Fair Value of Performance Shares Set at Grant Date (in Euro) (*)	21.72/ 21.07	32.78/ 31.65	32.78/ 31.65	47.52/ 46.12	47.52/ 46.12	47.52/ 46.12	67.23/ 65.90	67.23/ 65.90	67.23/ 65.90	74.21/ 72.74	81.98/ 80.36	70.33 / 78.58	53.37	36.50	38.89
Maturity Date	Feb 18, 2013/14	June 15, 2013/14	Feb. 16, 2014 15	June 23, 2014 15	Dec. 15, 2014 15	March 4, 2015 16	June 17, 2015 16	Dec. 14, 2015 16	March 2, 2016 17	June 15, 2016 17	Dec. 12, 2016 17	June 14, 2017 18	January 10, 2018 19	Dec. 10, 2018	Sept. 07, 2019
(*) The turnover rate and fair value of performance shares differ from country to country.

Average share price amounted to €52.67 in 2015, €68.18 in 2014 and €82.05 in 2013.

(J) Capital Management

Shareholders’ equity breaks down into portions attributable to non-controlling interests and to equity holders of the parent company. Equity attributable to equity holders of the parent is equal to the share capital of Technip, the Group’s parent company, cumulated results and other reserves, less treasury shares.

Treasury shares are primarily held for the following purposes:

•              To serve share option plans or other share plans that were granted to employees, directors or officers of the Company.

During the financial year ended December 31, 2015, Technip continued its purchases of own shares under the program approved by the Shareholders’ General Meeting held on April 24, 2014 and on April 23, 2015, for a period of 18 months and relating to a maximum number of shares not exceeding 8% of the shares comprising the share capital, at a maximum share price of €95 and €85. In all, 650 shares were bought during the period at an average price of €84.96.

During the financial year ended December 31, 2014, Technip continued its purchases of own shares under the program approved by the Shareholders’ General Meeting held on April 25, 2013 and on April 24, 2014, for a period of 18 months and relating to a maximum number of shares not exceeding respectively 10% and 8% of the shares comprising the share capital, at a maximum share price of €115 and €95. In all, 610,569 shares were bought during the period at an average price of €68.4, for a total of €41.8 million.

During the financial year ended December 31, 2013, Technip continued its purchases of own shares under the program approved by the Shareholders’ General Meeting held on April 26, 2012 and on April 25, 2013, for a period of 18 months and relating to a maximum number of shares not exceeding 10% of the shares comprising the share capital, at a maximum share price of €105 and €115. In all, 486,590 shares were bought during the period at an average price of €82.3, for a total of €40.0 million.

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•              To promote share trading and, in particular, to ensure the liquidity of shares pursuant to a liquidity contract, by an investment service provider. Pursuant to a contract dated February 12, 2010, and for a duration of one year as from this date, tacitly renewable, the Company engaged Kepler Cheuvreux to execute a liquidity contract in compliance with the AMAFI Code of Conduct.

During the financial year ended December 31, 2015, 1,333,789 shares were purchased and 1,419,789 shares were sold pursuant to the terms and conditions of this liquidity contract.

During the financial year ended December 31, 2014, 823,060 shares were purchased and 793,560 shares were sold pursuant to the terms and conditions of this liquidity contract.

During the financial year ended December 31, 2013, 786,843 shares were purchased and 649,343 shares were sold pursuant to the terms and conditions of this liquidity contract.

(K) Non-Controlling Interests

Non-controlling interests amounting to €8.5 million as of December 31, 2015 did not represent a material component of the Group consolidated financial statements in the years ended December 31, 2015, and 2014.

Non-controlling interests amounting to €11.8 million as of December 31, 2014 did not represent a material component of the Group consolidated financial statements in the years ended December 31, 2014, and 2013.

(L) Capital Increase Reserved for Employees

Technip, holding company of the Group, proceeded to a capital increase reserved for employees in 2015. This capital increase was offered to all Technip employees and its subsidiaries.

Benefiting from a subscription price of €38.16, i.e. a 20% discount on the reference price of €47.69, employees had the choice to invest in Technip shares through a collective savings vehicle in one or several of the following plans:

•              Technip “Classic Plan” subscribed for 225,297 shares. Employees benefit from an employer contribution, but are exposed to the changes in Technip share value;

•              Technip “Secure Plan” subscribed for 60,956 shares. Employees benefit from an employer contribution, while guaranteeing the initial investment at the end of a 5-year period, increased by the greater between the capitalized annual return of 1.5% and the protected average increase in Technip share value compared to the reference price;

•              Technip “Multiple Plan” subscribed for 1,083,070 shares. Employees benefit from an employer contribution while guaranteeing the initial investment at the end of a 5-year period, increased by the greater between the capitalized annual return of 1.5% and 10.3 times the protected average increase in Technip share value compared to the reference price. For each share bought by the employee, the bank in charge of structuring the operation financed the acquisition of nine additional shares through a banking complement. The initial investment of the employee is guaranteed. The capital guarantee and the multiple of the average increase are obtained through the transfer to the bank of the discount, the dividends and the other financial rights related to the shares.

Holding period for all formulas is five years.

For some countries, depending of the national laws, only one or two of the three plans have been proposed. Terms and conditions of these plans have been adapted depending on local constraints linked to legal, tax or social matters. In some countries, Technip Multiple Plan has been replaced by a SAR plan (Stock Appreciation Rights). In order to hedge these SAR and finance the purchase of a hedging option, the Group issued 556,180 additional shares with the banking counterpart in charge of structuring the operation.

Following this capital increase, Technip issued 1,925,503 new shares on December 17, 2015. The increase in common stock amounted to €1.5 million and the increase in paid-in-surplus to €72.0 million, reduced by €0.5 million net charge for administrative costs related to this operation, for a total net amount of €73.0 million.

The charge recognized by the Group on this capital increase reserved for employees and recorded as payroll expense comprises the IFRS 2 charge corresponding to the lock-up costs for €7.9 million and a €5.1 million charge for the employer contributions paid by Technip depending on the formulas.

In 2014, Technip did not proceed to any capital increase reserved for employees.

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In 2013, Technip did not proceed to any capital increase reserved for employees.

Note 21 Financial Debts (Current and Non-Current)

(A) Financial Debts, Breakdown by Nature

Financial debts break down as follows:

In millions of Euro	As of December 31, 2015		As of December 31, 2014		As of December 31, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Convertible Bonds	483.2	496.8	1,002.8	1,044.9	973.4	940.8
Private Placements	869.1	946.0	868.1	991.9	867.1	877.2
Bank Borrowings	273.7	273.7	485.7	485.7	373.8	373.8
Total Non-Current Financial Debts	1,626.0	1,716.5	2,356.6	2,522.5	2,214.3	2,191.8
Convertible Bonds	550.0	550.0	-	-	-
Commercial Papers	200.0	200.0	156.0	156.0	134.0	134.0
Bank Borrowings	160.5	160.5	80.3	80.4	5.6	5.6
Accrued Interests Payables	26.6	26.7	20.1	20.1	19.9	19.9
Total Current Financial Debts	937.1	937.2	256.4	256.5	159.5	159.5
Total Financial Debts	2,563.1	2,653.7	2,613.0	2,779.0	2,373.8	2,351.3

Convertible bonds include two bonds with an option for conversion and/or exchangeable for new or existing shares (OCEANE) issued on December 2011 and November 2010, along with the convertible debenture of Global Industries, Ltd. issued on July 2007 (see b).

The following private placements are recorded in non-current financial debts:

•              on July 27, 2010, Technip achieved a private placement for €200 million (recorded for €198.6 million as of December 31, 2015). The maturity is 10 years; the annual coupon rate is 5.0%;

•              on June 14, 2012, Technip achieved a private placement for €150 million (recorded for €149.9 million as of December 31, 2015). The maturity is 10 years; the annual coupon rate is 3.4%;

•              on June 14, 2012, Technip achieved a private placement for €100 million (recorded for €95.7 million as of December 31, 2015). The maturity is 20 years; the annual coupon rate is 4.0%;

•              on June 15, 2012, Technip achieved a private placement for €75 million (recorded for €74.9 million as of December 31, 2015). The maturity is 15 years; the annual coupon rate is 4.0%;

•              on October 7, 2013, Technip achieved a private placement for €100 million (recorded for €96.3 million as of December 31, 2015). The maturity is 20 years; the annual coupon rate is 3.75%;

•              on October 16, 2013, Technip achieved a private placement for €130 million (recorded for €128.9 million as of December 31, 2015). The maturity is 10 years; the annual coupon rate is 3.15%;

•              on October 18, 2013, Technip achieved a private placement for €125 million (recorded for €124.7 million as of December 31, 2015). The maturity is 10 years; the annual coupon rate is 3.15%.

Bank borrowings and credit facilities principally represent drawings on loans granted to one of the Brazilian subsidiaries for the purpose of pre-financing exports and re-financing investments.

(B) Convertible Bonds

On December 15, 2011, Technip issued a bond with an option for conversion and/or exchangeable for new or existing shares (OCEANE) for €497.6 million, with a maturity date of January 1, 2017.

The OCEANE convertible bond, which was approved by the French Securities Regulator (AMF) on December 7, 2011, has the main following features:

•              issued at a price of €96.09 (the number of bonds issued was 5,178,455);

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•              a coupon of 0.25% payable on January 31 of each year, which amounts to €0.24 per year and per bond. (The first coupon payment on January 31, 2012, amounted to €0.03 per bond);

•              a redemption date was set on January 1, 2017, for bonds not converted into shares at such date;

•              the option for bondholders to convert their bonds into shares at any time at the ratio of one share for one bond; and

•              the option for the Group to call for early redemption of the bonds at any time on or after the third anniversary of the issue date for a price at par plus accrued interests if the quoted value of the share exceeds 130% of the par value of the bond.

As required by IAS 32, the OCEANE convertible bond is recognized in two distinct components:

•              a debt component is recognized at amortized cost for an initial amount of €420.4 million, net from its share of issuing costs. The effective rate is 3.7%. As of December 31, 2015, the debt component amounted to €481.1 million; and

•              a conversion option component is recognized in equity for an amount equal to the difference between the issuing price of the OCEANE convertible bond and the value of the debt component. The carrying amount is recognized net of its proportionate share of the debt issuance costs for an amount of €73.1 million and net of corresponding deferred taxes. This value is not revalued but will be adjusted to take into account the conversion of bonds.

On November 17, 2010, Technip issued a bond with an option for conversion and/or exchangeable for new or existing shares (OCEANE) for approximately €550.0 million, with a maturity date of January 1, 2016.

The OCEANE convertible bond, which was approved by the French Securities Regulator (AMF) on November 9, 2010, has the main following features:

•              issued at a price of €83.10 (the number of bonds issued was 6,618,531);

•              a coupon of 0.50% payable on January 31 of each year, which amounts to €0.42 per year and per bond. (The first coupon payment on January 31, 2011, amounted to €0.09 per bond);

•              a redemption date was set on January 1, 2016, for bonds not converted into shares at such date;

•              the option for bondholders to convert their bonds into shares at any time at the ratio of one share for one bond; and

•              the option for the Group to call for early redemption of the bonds at any time on or after the third anniversary of the issue date for a price at par plus accrued interest if the quoted value of the share exceeds 130% of the par value of the bond.

As required by IAS 32, the OCEANE convertible bond is recognized in two distinct components:

•              a debt component is recognized at amortized cost for an initial amount of €480.9 million, net from its share of issuing costs. The effective rate is 3.2%. As of December 31, 2015, the debt component amounted to €550.0 million; and

•              a conversion option component is recognized in equity for an amount equal to the difference between the issuing price of the OCEANE convertible bond and the value of the debt component. The carrying amount is recognized net of its proportionate share of the debt issuance costs for an amount of €63.3 million and net of corresponding deferred taxes. This value is not revalued but will be adjusted to take into account the conversion of bonds.

On July 27, 2007, Global Industries, Ltd. issued a convertible debenture for a total amount of USD325 million (recorded for €251.2 million as of December 31, 2011). This bond came along with an annual interest rate of 2.75% and a maturity date of August 1, 2027. On January 11, 2012, Global Industries, Ltd. reimbursed a principal amount of USD322.6 million (corresponding to 99.3% of outstanding bonds) and paid USD3.9 million in interests to the bondholders. As of December 31, 2015, the remaining amount is recorded for €2.1 million.

(C) Analysis by Type of Interest Rate

Analysis by type of interest rate after yield management is as follows:

In millions of Euro	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013
Fixed Rate	2,385.3	2,419.7	2,318.5
Floating Rate	177.8	193.3	55.3
Total Financial Debts	2,563.1	2,613.0	2,373.8

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As of December 31, 2015

As of December 31, 2015, the debt was essentially issued at fixed rate. The fixed rate debt mainly comprised the two convertible bonds, private placements, drawings on subsidized export finance loans granted to one of the Brazilian subsidiaries for the purpose of pre-financing exports and refinancing investments, and finally the commercial paper issued by Technip.

Over the financial year 2015, the average rate of the fixed rate debt was 4.0% compared to 3.9% in 2014. Over the same period, the average rate of the Group’s overall debt (fixed and floating rate) was 4.7% compared to 3.9% per year in 2014. The average rate of debt is calculated by dividing the amount of financial costs for the fiscal year (excluding bank fees not expressly related to the debt) and the average outstanding debt for the fiscal year.

As of December 31, 2014

As of December 31, 2014, the debt was essentially issued at fixed rate. The fixed rate debt mainly comprised the two convertible bonds, private placements, drawings on subsidized export finance loans granted to one of the Brazilian subsidiaries for the purpose of pre-financing exports and refinancing investments, and finally the commercial paper issued by Technip.

Over the financial year 2014, the average rate of the fixed rate debt was 3.94% compared to 3.72% in 2013. Over the same period, the average rate of the Group’s overall debt (fixed and floating rate) was 3.90% compared to 3.73% per year in 2013. The average rate of debt is calculated by dividing the amount of financial costs for the fiscal year (excluding bank fees not expressly related to the debt) and the average outstanding debt for the fiscal year.

As of December 31, 2013

As of December 31, 2013, the debt is essentially issued at fixed rate. The fixed rate debt mainly comprises the two convertible bonds, the private placements, drawings on subsidized export finance loans granted to one of the Brazilian subsidiaries for the purpose of pre-financing exports and refinancing investments, as well as drawings on loans granted to a Norwegian subsidiary for financing a vessel, drawings on a loan granted to a Brazilian affiliate aimed at financing two vessels and finally the commercial paper issued by Technip.

Over the financial year 2013, the average rate of the fixed rate debt was 3.72% compared to 3.92% in 2012. Over the same period, the average rate of the Group’s overall debt (fixed and floating rate) was 3.73% compared to 3.93% per year in 2012. The average rate of debt is calculated by dividing the amount of financial costs for the fiscal year (excluding bank fees not expressly related to the debt) and the average outstanding debt for the fiscal year.

(D) Analysis by Currency

Analysis by currency is as follows:

In millions of Euro	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013

Euro	2,119.2	2,046.0	1,992.0
Brazilian Real	389.5	564.9	376.8
Norwegian Krone	48.5	-	-
US Dollar	2.2	2.0	1.7
Other	3.7	0.1	3.3
TOTAL FINANCIAL DEBTS	2,563.1	2,613.0	2,373.8

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(E) Schedule of Financial Debts

The schedule of financial debts is as follows:

In millions of Euro	2016	2017	2018	2019	2020	2021 and beyond	Total

Fixed Rate	916.1	560.1	10.5	9.1	207.7	681.8	2,385.3
Floating Rate	21.0	13.8	89.7	13.8	13.8	25.7	177.8
TOTAL FINANCIAL DEBTS AS OF DECEMBER 31, 2015	937.1	573.9	100.2	22.9	221.5	707.5	2,563.1

In millions of Euro	2015	2016	2017	2018	2019	2020 and beyond	Total

Fixed Rate	243.8	718.9	562.9	5.4	4.1	884.6	2,419.7
Floating Rate	12.6	11.4	11.4	112.3	11.4	34.2	193.3
TOTAL FINANCIAL DEBTS AS OF DECEMBER 31, 2014	256.4	730.3	574.3	117.7	15.5	918.8	2,613.0

In millions of Euro	2014	2015	2016	2017	2018	2019 and beyond	Total
Fixed Rate	157.1	65.5	762.1	452.9	2.4	878.5	2,318.5
Floating Rate	2.4	6.6	6.7	6.6	6.6	26.4	55.3
TOTAL FINANCIAL DEBTS AS OF DECEMBER 31, 2013	159.5	72.1	768.8	459.5	9.0	904.9	2,373.8

(F) Secured Financial Debts

Secured financial debts are as follows:

In millions of Euro	As of December 31, 2015			As of December 31, 2014			As of December 31, 2013
	Guarantee	Without Guarantee	Total	Guarantee	Without Guarantee	Total	Guarantee	Without Guarantee	Total
Bank Overdrafts, Current Facilities and Other	-	200.1	200.1	-	-	-	-	-	-
Short Term Part of Long-Term Debts	9.4	727.6	737.0	1.1	255.3	256.4	1.4	158.1	159.5
Total Current Financial Debts	9.4	927.7	937.1	1.1	255.3	256.4	1.4	158.1	159.5
Total Non-Current Financial Debts	39.1	1,586.9	1,626.0	1.6	2,355.0	2,356.6	2.7	2,211.6	2,214.3
TOTAL FINANCIAL DEBTS	48.5	2,514.6	2,563.1	2.7	2,610.3	2,613.0	4.1	2,369.7	2,373.8

375

Note 22 Provisions (Current and Non-Current)

The principles used to evaluate the amounts and types of provisions for liabilities and charges are described in Note 1-C (u) – Provisions.

(A) Changes in Provisions

Changes in provisions over financial year 2015, 2014 and 2013 break down as follows:

In millions of Euro	As of January 1, 2015	Increase	Used Reversals	Unused Reversals	Foreign Exchange Adjustments	Other	As of December 31, 2015
Restructuring	-	19.8	-	-	(0.1)	2.9	22.6
Pensions and other Long-Term Employee Benefits (1)	216.5	31.5	(36.8)	(14.8)	0.3	3.8	200.5
Tax	0.8	-	-	(0.2)	0.3	-	0.9
Litigation	2.3	-	-	-	-	-	2.3
Provisions for Claims Incurred but not Reported (2)	8.0	3.7	-	-	-	-	11.7
Other Non-Current Provisions	4.0	0.4	(0.4)	-	0.1	(0.1)	4.0
Total Non-Current Provisions	231.6	55.4	(37.2)	(15.0)	0.6	6.6	242.0
Pensions and other Long-Term Employee Benefits (1)	57.3	26.2	(34.9)	(0.5)	1.5	(2.9)	46.7
Contingencies related to Contracts (3)	196.2	207.9	(122.9)	(11.3)	1.8	(3.2)	268.5
Restructuring	-	37.0	(8.0)	-	-	(1.4)	27.6
Tax	20.3	14.5	(3.3)	(4.9)	(5.4)	-	21.2
Litigation (4)	10.4	10.9	(1.7)	(8.2)	(1.8)	-	9.6
Provisions for Claims (2)	3.0	4.9	-	-	-	-	7.9
Other Current Provisions	39.1	37.6	(4.5)	(8.2)	(9.8)	(2.0)	52.2
Total Current Provisions	326.3	339.0	(175.3)	(33.1)	(13.7)	(9.5)	433.7
TOTAL PROVISIONS	557.9	394.4	(212.5)	(48.1)	(13.1)	(2.9)	675.7

(1)       See Note 23 – Pensions and other long-term employee benefit plans.

(2)       Provisions for Reinsurance are recorded at the level of the Group’s captive reinsurance companies.

(3)       Provisions recognized on contingencies on contracts are related to claims on contracts.

(4)       See Note 31 – Litigation and contingent liabilities.

In millions of Euro	As of January 1, 2014	Increase	Used Reversals	Unused Reversals	Foreign Exchange Adjustments	Other	As of December 31, 2014
Pensions and other Long-Term Employee Benefits (1)	234.2	116.5	(22.1)	(99.0)	2.6	(15.7)	216.5
Tax	6.7	-	(0.2)	(6.2)	0.5	-	0.8
Litigation	2.3	-	-	-	-	-	2.3
Provisions for Claims Incurred but not Reported (2)	6.2	1.7	-	-	0.1	-	8.0
Other Non-Current Provisions	10.8	0.3	(4.4)	(0.8)	0.3	(2.2)	4.0
Total Non-Current Provisions	260.2	118.5	(26.7)	(106.0)	3.5	(17.9)	231.6
Pensions and other Long-Term Employee Benefits (1)	29.9	25.4	(17.8)	(0.1)	1.3	18.6	57.3
Contingencies related to Contracts (3)	106.6	183.3	(37.6)	(46.7)	4.9	(14.3)	196.2
Tax	26.5	5.1	(9.7)	(2.0)	0.4	-	20.3
Litigation (4)	2.7	8.8	(0.2)	(1.0)	0.1	-	10.4
Provisions for Claims (2)	1.6	1.4	-	-	-	-	3.0
Other Current Provisions	48.9	11.9	(8.8)	(16.6)	0.3	3.4	39.1
Total Current Provisions	216.2	235.9	(74.1)	(66.4)	7.0	7.7	326.3
Total Provisions	476.4	354.4	(100.8)	(172.4)	10.5	(10.2)	557.9

(1)       See Note 23 – Pensions and other long-term employee benefit plans.

(2)       Provisions for Reinsurance are recorded at the level of the Group’s captive reinsurance companies.

(3)       Provisions recognized on contingencies on contracts are related to claims on contracts.

(4)       See Note 31 – Litigation and contingent liabilities.

376

(B) Schedule of Provisions

The following table shows the maturity of provisions forecast as of December 31, 2015:

In millions of Euro	As of 31 December, 2015	2016	2017	2018	2019	2020	2021	2022 and beyond
Restructuring	22.6	-	11.7	5.5	3.7	1.7	-	-
Pensions and other Long-Term Employee Benefits	200.5	-	37.9	14.7	11.3	11.3	12.8	112.5
Tax	0.9	-	0.9	-	-	-	-	-
Litigation	2.3	-	2.3	-	-	-	-	-
Provisions for Claims Incurred but not Reported	11.7	-	4.9	3.5	2.0	0.4	0.2	0.7
Other Non-Current Provisions	4.0	-	1.9	-	-	1.8	-	0.3
Total Non-Current Provisions	242.0	-	59.6	23.7	17.0	15.2	13.0	113.5
Pensions and other Long-Term Employee Benefits	46.7	46.6	-	-	-	-	-	-
Contingencies related to Contracts (1)	268.5	251.3	17.1	0.1	-	-	-	-
Restructuring	27.6	27.6	-	-	-	-	-	-
Tax	21.2	21.2	-	-	-	-	-	-
Litigation	9.6	9.6	-	-	-	-	-	-
Provisions for Claims	7.9	7.9	-	-	-	-	-	-
Other Current Provisions	52.2	52.3	-	-	-	-	-	-
Total Current Provisions	433.7	416.5	17.1	0.1	-	-	-	-
Total Provisions	675.7	416.5	76.7	23.8	17.0	15.2	13.0	113.5
(1) Provisions for contingencies related to contracts which maturity cannot be precisely determined are usually presented in the less than one year category.

In millions of Euro	As of 31 December, 2014	2015	2016	2017	2018	2019	2020	2021 and beyond
Pensions and other Long-Term Employee Benefits	216.5	-	53.4	16.3	11.5	11.5	13.4	110.4
Tax	0.8	-	0.8	-	-	-	-	-
Litigation	2.3	-	2.3	-	-	-	-	-
Provisions for Claims Incurred but not Reported	8.0	-	-	-	-	-	-	8.0
Other Non-Current Provisions	4.0	-	1.7	0.2	0.1	1.6	-	0.4
Total Non-Current Provisions	231.6	-	58.2	16.5	11.6	13.1	13.4	118.8
Pensions and other Long-Term Employee Benefits	57.3	57.3	-	-	-	-	-	-
Contingencies related to Contracts (1)	196.2	181.2	14.7	-	-	-	-	0.3
Tax	20.3	20.3	-	-	-	-	-	-
Litigation	10.4	10.4	-	-	-	-	-	-
Provisions for Claims	3.0	3.0	-	-	-	-	-	-
Other Current Provisions	39.1	39.1	-	-	-	-	-	-
Total Current Provisions	326.3	311.3	14.7	-	-	-	-	0.3
Total Provisions	557.9	311.3	72.9	16.5	11.6	13.1	13.4	119.1
(1) Provisions for contingencies related to contracts which maturity cannot be precisely determined are usually presented in the less than one year category.

The criteria for classifying an asset/liability as “current” or “non-current” in the statement of financial position are described in Note 1-C Accounting rules and policies.

Note 23 Pensions and Other Long-Term Employee Benefit Plans

(A) Description of the Group’s Current Benefit Plans

On all the Technip Group, four countries represent quite 90% of the Group obligations: the Netherlands, France, United Kingdom and Germany.

Brazil

A jubilee plan provides a lump sum payment of one month’s salary after 10, 15, 20 and 30 years of service. The plan also pays for a short trip to Brazil and Paris after 20 and 30 years of service.

France

377

The following plans are offered in France:

•              a retirement benefit consisting of a capital payment based on years of service and salary at retirement date;

•              a post-retirement medical benefit (this is closed to new entrants to the plan);

•              a jubilee plan that provides a lump sum payment after 20, 30, 35 and 40 years of services at all companies (a minimum number of years spent at Technip is required);

•              an additional defined contribution pension plan was set up on January 1, 2005 dedicated to a predetermined and uniform class of top managers. A contribution of 8.0% of gross annual salary within the legal limits is paid by the Company;

•              a complementary defined benefit pension plan was set up on May 1, 2007 for members of the Group’s Executive Committee. It consists of a guaranteed retirement wage of 1.8% of income bracket 4 of annual gross compensation per year of service in the Executive Committee (up to a limit of 15 years of service).

Germany

The following plans are offered in Germany:

•              two pension plans that offer a pension payable from age 65: (i) a deferred compensation plan and (ii) an early retirement plan (OAPT);

•              a jubilee plan that provides a lump sum payment ranging from one to three months of salary when employees reach 25, 40 and 45 years of service.

Italy

A post-retirement benefit that provides a capital payment according to the wages and years of service in the Company is offered to the employees. Following the change of Italian law in 2007, this defined benefit plan has been changed into a defined contribution plan. Consequently, no future right is generated in respect of IAS 19. The amount remaining in the books relates to the rights generated before the change of plan.

Singapore

Multi-employer benefit plan providing employees of the mercantile marine (the same as United Kingdom’s one) with pensions on retirement and protection on death (this plan is also closed for newcomers).

The Netherlands

The Company has a defined benefit pension plan, which was closed to new entrants, with no future accrual, in 2014. The impacts of this termination are identified in special events (curtailments/settlements).

United Arab Emirates

A retirement benefit plan provides a payment according to the years of service in the Company (21 days of salary per year of service up to five years and 30 days of salary beyond five years) with a limit of 26 years.

United Kingdom

A pension plan offers an annuity payment (this plan is closed for new comers). There is also a multi-employer benefit plan providing employees of the mercantile marine with pensions on retirement and protection on death (this plan is also closed for newcomers).

378

(B) Net Benefit Expense Recognized in the Statement of Income

The net benefit expense recognized in the statement of income breaks down as follows:

In millions of Euro	2015	2014	2013

Current Service Cost	12.4	22.1	19.4
Financial Cost	10.2	14.9	12.2
Expected Return on Plan Assets	(6.0)	(7.6)	(6.3)
Net Actuarial Gain/(Loss) Recognized on Long-Term Benefits	0.1	0.4	(0.4)
Cash Incentive Plans	34.4	37.5	30.0
Special Events (Curtailment/Settlement)	(1.5)	(114.3)	-
Administration Costs and Taxes	0.2	1.1	0.1
NET BENEFIT EXPENSE AS RECORDED IN THE STATEMENT OF INCOME	49.8	(45.9)	55.0

As of December 31, 2015

In addition to the defined benefit pension plan expense shown in the above table, defined contribution plan expenses amounted to €59.5 million in 2015.

Defined contribution plan expenses expected for 2016 amounted to €2.7 million.

Benefits plan cash flows for 2016 amounted to €24.4 million.

As of December 31, 2014

In addition to the defined benefit pension plan expense shown in the above table, defined contribution plan expenses amounted to €55.8 million in 2014.

Defined contribution plan expenses expected for 2015 amounted to €3.1 million.

Benefits plan cash flows for 2015 amounted to €17.0 million.

As of December 31, 2013

In addition to the defined benefit pension plan expense shown in the above table, defined contribution plan expenses amounted to €52.2 million in 2013.

Defined contribution plan expenses expected for 2014 amounted to €10.4 million.

Benefits plan cash flow for 2014 amounted to €15.2 million.

379

(C) Benefit Asset/(Liability) Recognized in the Statement of Financial Position

The liability as recorded in the statement of financial position breaks down as follows:

In millions of Euro	Defined Benefit Obligation		Fair Value of Plan Assets		Net Defined Benefit Obligation		Cash Incentive Plans	Asset/ (Liability) as recorded in the statement of Financial Position
As of January 1, 2013		386.7		176.1		210.6	15.9	226.5
Acquisition/Divestiture	-	-	-	-	-	-	-	-
Expense as recorded in the statement of income		31.3		6.3		25.0		25.0
Total current service cost	19.4	-	-	-	19.4	-	-	-
Net Financial Costs	12.2		6.3		5.9			-
Actuarial Gains/(Losses) of the Year	(0.4)	-	-	-	(0.4)	-	-	-
Special Events (curtailment/settlement)					-			-
Administrative costs and taxes	0.1	-	-	-	0.1	-	-	-
OCI amounts		27.1		11.1		16.0		16.0
Actuarial (Gain) / Loss on Defined Benefit Obligation	27.1	-	-	-	27.1	-	-	-
- Experience	20.3				20.3			-
- Financial assumptions	12.9	-	-	-	12.9	-	-	-
- Demographic assumptions	(6.1)				(6.1)			-
Actuarial Gain / (Loss) on Plan Assets	-	-	11.1	-	(11.1)	-	-	-
Contributions and Prestations Paid		(17.4)		6.4		(23.8)		(23.8)
Contributions by Employer	-	-	14.3	-	(14.3)	-	-	-
Contributions by Employee	0.3		0.3		-			-
Benefits Paid by Employer	(10.2)	-	-	-	(10.2)	-	-	-
Benefits paid from Plan Assets	(7.5)		(8.2)		0.7			-
Exchange Difference and other	-	(9.5)	-	(4.3)	-	(5.2)	-	(5.2)
Cash Incentive Plans							30.3	30.3
Other	-	(4.7)	-	-	-	(4.7)	-	(4.7)
As of December 31, 2013		413.5		195.6		217.9	46.2	264.1
Expense as recorded in the statement of income		(103.4)		(20.0)		(83.4)		(83.4)
Total current service cost	22.1		-		22.1
Net Financial Costs	14.9		7.6		7.3

380

In millions of Euro	Defined Benefit Obligation		Fair Value of Plan Assets		Net Defined Benefit Obligation		Cash Incentive Plans	Asset/ (Liability) as recorded in the statement of Financial Position
Actuarial Gains/(Losses) of the Year	0.4		-		0.4
Special Events (curtailment/settlement)	(141.9)		(27.6)		(114.3)
Administrative costs and taxes	1.1		-		1.1
OCI amounts		115.5		26.5		89.0		89.0
Actuarial (Gain) / Loss on Defined Benefit Obligation	115.5		-		115.5
- Experience	6.1		-		6.1
- Financial assumptions	110.1		-		110.1
- Demographic assumptions	(0.7)		-		(0.7)
Actuarial Gain / (Loss) on Plan Assets	-		26.5		(26.5)
Contributions and Prestations Paid		(18.0)		3.4		(21.4)		(21.4)
Contributions by Employer	-		12.0		(12.0)
Contributions by Employee	0.4		0.4		-
Benefits Paid by Employer	(9.4)		-		(9.4)
Benefits paid from Plan Assets	(9.0)		(9.0)		-
Exchange Difference and other		9.2		6.2		3.0		3.0
Cash Incentive Plans							11.0	11.0
Other		7.6		(3.9)		11.5		11.5
As of December 31, 2014		424.4		207.8		216.6	57.2	273.8
Acquisition/Divestiture		4.3		-		4.3		4.3
Expense as recorded in the statement of income		21.4		6.0		15.4		15.4
Total current service cost	10.9		-		10.9
Net Financial Costs	10.2		6.0		4.2
Actuarial Gains/(Losses) of the Year	0.1		-		0.1
Administrative costs and taxes	0.2		-		0.2
OCI amounts		(15.3)		1.8		(17.1)		(17.1)
Actuarial (Gain) / Loss on Defined Benefit Obligation	(15.3)		-		(15.3)
- Experience	(8.3)		-		(8.3)
- Financial assumptions	(6.4)		-		(6.4)
- Demographic assumptions	(0.6)		-		(0.6)
Actuarial Gain / (Loss) on Plan Assets	-		1.8		(1.8)
Contributions and Prestations Paid		(17.6)		(5.0)		(12.6)		(12.6)

In millions of Euro	Defined Benefit Obligation		Fair Value of Plan Assets		Net Defined Benefit Obligation		Cash Incentive Plans	Asset/ (Liability) as recorded in the statement of Financial Position
Contributions by Employer	-		2.6		(2.6)
Contributions by Employee	0.4		0.4		-
Benefits Paid by Employer	(10.0)		-		(10.0)
Benefits paid from Plan Assets	(8.0)		(8.0)		-
Exchange Difference and other		8.1		6.2		1.9		1.9
Cash Incentive Plans							(12.4)	(12.4)
Other		(6.3)		(0.2)		(6.1)		(6.1)
As of December 31, 2015		419.0		216.6		202.4	44.8	247.2

In 2015, the discounted defined benefit obligation included €255.4 million for funded plans and €163.6 million for unfunded plan assets.

381

Below are the details of the principal categories of plan assets by country in terms of percentage of their total fair value:

2015

In %	Bonds	Shares	Real Estate	Cash	Other	Total
Euroland	0%	0%	0%	0%	100%	100%
United Kingdom	45%	27%	3%	0%	25%	100%
Other	0%	0%	0%	0%	0%	0%

2014

In %	Bonds	Shares	Real Estate	Cash	Other	Total
Euroland	2%	0%	0%	0%	98%	100%
United Kingdom	46%	30%	2%	-10%	32%	100%
Other	59%	8%	0%	-14%	47%	100%

2013

In %	Bonds	Shares	Real Estate	Cash	Other	Total
Euroland	78%	20%	0%	0%	2%	100%
Norway	52%	6%	14%	23%	5%	100%
United Kingdom	40%	33%	0%	5%	22%	100%
Other	52%	14%	0%	4%	30%	100%

(D) Actuarial Assumptions

The main assumptions on the two zones that make up more than 90% at the end of 2015 of the benefit obligations are detailed in the following table:

	As of December 31, 2015
	Discount Rate	Future Salary Increase (above Inflation Rate)	Healthcare Cost Increase Rate	Inflation Rate
Euroland	2.20%	From 1.00% to 5.00%	3.00%	1.90%
United Kingdom	3.70%	0.00%	NA	3.25%

	As of December 31, 2014
	Discount Rate	Future Salary Increase (above Inflation Rate)	Healthcare Cost Increase Rate	Inflation Rate
Euroland	1.85%	From 1.00% to 5.00%	3.00%	1.80%
United Kingdom	3.80%	1.50%	NA	3.25%

	As of December 31, 2013
	Discount Rate	Future Salary Increase (above Inflation Rate)	Healthcare Cost Increase Rate	Inflation Rate
Euroland	3.30%	From 0.40% to 3.00%	3.00%	2.00%
United Kingdom	4.40%	1.50%	N/A	3.55%

The discount rates as of December 31, 2015 of the Euroland, United Kingdom and the United States zones (including United Arab Emirates) are determined by holding the benefit flows of services expected from the plans and by using a curve of yield built from a wide basket of bonds of companies of high quality (noted AA). Finally, in the countries where the market bonds of companies of high quality is insufficiently deep, the discount rates are measured in reference to governmental rates.

The references used to determine the discount rates in December 31, 2015 remain unchanged compared to 2014.

A 0.25% decrease in the discount rate would increase the defined benefit obligation by approximately 2.4%.

A 0.25% increase in the inflation rate would increase the defined benefit obligation by approximately 1.8%.

382

As of December 31, 2014

The discount rates as of December 31, 2014 and 2013 of the Euroland, United Kingdom and the United States zones (including United Arab Emirates) are determined by holding the benefit flows of services expected from the plans and by using a curve of yield built from a wide basket of bonds of companies of high quality (noted AA). The Norway one refers to the market of covered bonds. Finally, in the countries where the market bonds of companies of high quality is insufficiently deep, the discount rates are measured in reference to governmental rates.

The references used to determine the discount rates in December 31, 2014 remain unchanged compared to 2013.

A 0.25% decrease in the discount rate would increase the defined benefit obligation by approximately 2.4%.

A 0.25% increase in the inflation rate would increase the defined benefit obligation by approximately 1.6%.

As of December 31, 2013

A 0.25% decrease in the discount rate would increase the defined benefit obligation by approximately 4.37%.

A 0.25% decrease in the Inflation Rate would decrease the defined benefit obligation by approximately 2.06%.

Note 24 Trade Payables

Trade payables amounted to €2,480.4 million as of December 31, 2015 as compared to €2,312.9 million as of December 31, 2014 and €2,435.4 million as of December 31, 2013.

Trade payables are non-interest bearing liabilities. Their maturities are linked to the operating cycle of contracts. As of December 31, 2015, trade payables with a maturity of less than 12 months amounted to €2,479.3 million. As of December 31, 2014, trade payables with a maturity of less than 12 months amounted to €2,287.0 million. As of December 31, 2013, trade payables with a maturity of less than 12 months amounted to €2,415.0 million.

Note 25 Other Liabilities (Current and Non-Current)

Other current and non-current liabilities are as follows:

In millions of Euro	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013
Wages and Salaries	325.9	322.8	277.4
Social Security Costs	65.2	73.9	68.1
Other Tax Payables	168.8	104.6	120.4
Deferred Income	23.7	27.8	36.7
Accruals on Completed Contracts (1)	170.0	161.4	164.1
Current Accounts on Contracts under Joint Arrangements	21.8	20.7	34.3
Advances Received (2)	907.4	857.8	576.2
Other	71.7	60.7	60.4
Total Other Current Liabilities	1,754.5	1,629.7	1,337.6
Payables on Fixed Assets	15.3	29.6	55.3
Subsidies	7.6	9.4	11.4
Other	9.3	1.6	1.9
Total Other Non-Current Liabilities	32.2	40.6	68.6
Total Other Liabilities	1,786.7	1,670.3	1,406.2

(1)    When the contract is completed, accrued liabilities are recorded to cover pending expenses until the client signs the final acceptance (see Note 1-C (b) – Long-term contracts).

(2)    Corresponds to advances received and deferred income on contracts recorded in accordance with IAS 18, not identified as construction contracts.

The breakdown between current and non-current liabilities is detailed in Note 1-C Accounting rules and estimates.

The portion of current liabilities with a maturity of less than 12 months amounted to €1,750.9 million as of December 31, 2015.

The portion of current liabilities with a maturity of less than 12 months amounted to €1,587.1 million as of December 31, 2014.

The portion of current liabilities with a maturity of less than 12 months amounted to €1,267.2 million as of December 31, 2013.

383

Note 26 Financial Instruments

In compliance with IFRS 7, information disclosed on financial instruments is as follows:

(A) Financial Assets and Liabilities by Category

Financial assets and liabilities break down as follows:

In millions of Euro	As of December 31, 2015
	Analysis by Category of Financial Instruments
	Carrying Amount	At Fair Value through Profit or Loss	Loans and Receivables	Available- for-Sale Financial Assets	Liabilities at Amortized Cost	Derivative Instruments	Fair Value
Investments in Non-Consolidated Companies	6.5	6.5	-	-	-	-	6.5
Other Financial Assets	214.7	-	214.7	-	-	-	214.7
Available-for-Sale Financial Assets	29.0	-	-	29.0	-	-	29.0
Derivative Financial Instruments	47.1	-	-	-	-	47.1	47.1
Trade Receivables	1,668.2	-	1,668.2	-	-	-	1,668.2
Current Income Tax Receivables	220.3	-	220.3	-	-	-	220.3
Other Current Receivables	589.2	-	589.2	-	-	-	589.2
Cash and Cash Equivalents	2,919.1	2,919.1	-	-	-	-	2,919.1
Total Assets	5,694.1	2,925.6	2,692.4	29.0	-	47.1	5,694.1
Non-Current Financial Debts	1,626.0	-	-	-	1,626.0	-	1,716.5
Other Non-Current Liabilities	32.2	-	-	-	32.2	-	32.2
Current Financial Debts	937.1	-	-	-	937.1	-	937.2
Trade Payables	2,480.4	-	2,480.4	-	-	-	2,480.4
Derivative Financial Instruments	334.4	-	-	-	-	334.4	334.4
Current Income Tax Payables	200.0	-	200.0	-	-	-	200.0
Other Current Liabilities	1,754.5	-	1,754.5	-	-	-	1,754.5
Total Liabilities	7,364.6	-	4,434.9	-	2,595.3	334.4	7,455.2

384

In millions of Euro	As of December 31, 2014
	Analysis by Category of Financial Instruments
	Carrying Amount	At Fair Value through Profit or Loss	Loans and Receivables	Available- for-Sale Financial Assets	Liabilities at Amortized Cost	Derivative Instruments	Fair Value
Investments in Non- Consolidated Companies	6.8	6.8	-	-	-	-	6.8
Other Financial Assets	195.8	-	195.8	-	-	-	195.8
Available-for-Sale Financial Assets	57.0	-	-	57.0	-	-	57.0
Derivative Financial Instruments	46.6	-	-	-	-	46.6	46.6
Trade Receivables	1,719.9	-	1,719.9	-	-	-	1,719.9
Current Income Tax Receivables	158.9	-	158.9	-	-	-	158.9
Other Current Receivables	581.6	-	581.6	-	-	-	581.6
Cash and Cash Equivalents	2,685.6	2,685.6	-	-	-	-	2,685.6
Total Assets	5,452.2	2,692.4	2,656.2	57.0	-	46.6	5,452.2
Non-Current Financial Debts	2,356.6	-	-	-	2,356.6	-	2,522.5
Other Non-Current Liabilities	40.6	-	-	-	40.6	-	40.6
Current Financial Debts	256.4	-	-	-	256.4	-	256.5
Trade Payables	2,312.9	-	2,312.9	-	-	-	2,312.9
Derivative Financial Instruments	300.5	-	-	-	-	300.5	300.5
Current Income Tax Payables	137.7	-	137.7	-	-	-	137.7
Other Current Liabilities	1,629.7	-	1,629.7	-	-	-	1,629.7
Total Liabilities	7,034.4	-	4,080.3	-	2,653.6	300.5	7,200.4

-	As of December 31, 2013
	Analysis by Category of Financial Instruments
In millions of Euro	Carrying Amount	At Fair Value through Profit or Loss	Loans and Receivables	Available- for-Sale Financial Assets	Liabilities at Amortized Cost	Derivative Instruments	Fair Value
Investments in Non-Consolidated Companies	6.6	6.6	-	-	-	-	6.6
Other Financial Assets	68.6	-	68.6	-	-	-	68.6
Available-for-Sale Financial Assets	105.3	-	-	105.3	-	-	105.3
Derivative Financial Instruments	123.4	-	-	-	-	123.4	123.4
Trade Receivables	1,766.4	-	1,766.4	-	-	-	1,766.4
Current Income Tax Receivables	87.4	-	87.4	-	-	-	87.4
Other Current Receivables	463.0	-	463.0	-	-	-	463.0
Cash and Cash Equivalents	2,989.1	2,989.1	-	-	-	-	2,989.1
Total Assets	5,609.8	2,995.7	2,385.4	105.3	-	123.4	5,609.8
Non-Current Financial Debts	2,214.3	-	-	-	2,214.3	-	2,191.8
Other Non-Current Liabilities	68.6	-	-	-	68.6	-	68.6
Current Financial Debts	159.5	-	-	-	159.5	-	159.5
Trade Payables	2,435.4	-	2,435.4	-	-	-	2,435.4
Derivative Financial Instruments	32.7	-	-	-	-	32.7	32.7
Current Income Tax Payables	155.7	-	155.7	-	-	-	155.7
Other Current Liabilities	1,337.6	-	1,337.6	-	-	-	1,337.6
Total Liabilities	6,403.8	-	3,928.7	-	2,442.4	32.7	6,381.3

385

The following table shows a breakdown of financial assets and liabilities valued at fair value by hierarchy:

In millions of Euro	As of December 31, 2015
	Level 1	Level 2	Level 3	Total
Financial Assets at Fair Value through Profit or Loss	-	6.5	-	6.5
Derivative Financial Instruments	-	47.1	-	47.1
Available-for-Sale Financial Assets	29.0	-	-	29.0
Assets	29.0	53.6	-	82.6
Financial Liabilities at Fair Value through Profit or Loss	-	-	-	-
Derivative Financial Instruments	-	334.4	-	334.4
Liabilities	-	334.4	-	334.4

In millions of Euro	As of December 31, 2014
	Level 1	Level 2	Level 3	Total
Financial Assets at Fair Value through Profit or Loss	-	6.8	-	6.8
Derivative Financial Instruments	-	46.6	-	46.6
Available-for-Sale Financial Assets	57.0	-	-	57.0
Assets	57.0	53.4	-	110.4
Financial Liabilities at Fair Value through Profit or Loss	-	-	-	-
Derivative Financial Instruments	-	300.5	-	300.5
Liabilities	-	300.5	-	300.5

In millions of Euro	As of December 31, 2013
	Level 1	Level 2	Level 3	Total
Financial Assets at Fair Value through Profit or Loss	-	6.6	-	6.6
Derivative Financial Instruments	-	123.4	-	123.4
Available-for-Sale Financial Assets	105.3	-	-	105.3
Assets	105.3	130.0	-	235.3
Financial Liabilities at Fair Value through Profit or Loss	-	-	-	-
Derivative Financial Instruments	-	32.7	-	32.7
Liabilities	-	32.7	-	32.7

During the financial year 2015, there were no transfer between Level 1 and Level 2 fair value measurements, and no transfer into or out of Level 3 fair value measurements.

During the financial year 2014, there were no transfer between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

During the financial year 2013, there were no transfer between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

386

(B) Gains and Losses by Category of Financial Instruments

Gains and losses recorded in the income statement by category of financial instruments break down as follows:

In millions of Euro	2015
		From Subsequent Valuation
	Interest	At Fair Value	Currency Translation	Impairment /Reversal of Impairment	Derecognition	Net Gains/ (Losses)
Categories of Financial Instruments
At Fair Value through Profit or Loss	41.5	-	-	-	-	41.5
Available-for-Sale Financial Assets	-	(28.4)	-	-	-	(28.4)
Liabilities at Amortized Cost	(118.3)	-	-	-	-	(118.3)
Derivative Financial Instruments	-	(9.2)	-	(7.1)	-	(16.3)
Total Net Gains/(Losses)	(76.8)	(37.6)	-	(7.1)	-	(121.5)

-	2014
-		From Subsequent Valuation
In millions of Euro	Interest	At Fair Value	Currency Translation	Impairment /Reversal of Impairment	Derecognition	Net Gains/ (Losses)
Categories of Financial Instruments
At Fair Value through Profit or Loss	37.8	-	-	-	-	37.8
Liabilities at Amortized Cost	(102.7)	-	-	-	-	(102.7)
Derivative Financial Instruments	-	(58.3)	-	7.5	-	(50.8)
Total Net Gains/(Losses)	(64.9)	(58.3)	-	7.5	-	(115.7)

-	2013
-	-	From Subsequent Valuation			-
In millions of Euro	Interest	At Fair Value	Currency Translation	Impairment/Reversal of Impairment	Derecognition	Net Gains/ (Losses)
Categories of Financial Instruments	-	-	-	-	-	-
At Fair Value through Profit or Loss	48.1	-	-	-	-	48.1
Liabilities at Amortized Cost	(84.7)	-	-	-	-	(84.7)
Derivative Financial Instruments	-	2.9	-	(9.2)	-	(6.3)
Total Net Gains/(Losses)	(36.6)	2.9	-	(9.2)	-	(42.9)

387

(C) Derivative Financial Instruments

The breakdown by category of derivative financial instruments is as follows:

-	As of December 31, 2015		As of December 31, 2014		As of December 31, 2013
In millions of Euro	Asset	Liability	Asset	Liability	Asset	Liability
Forward Foreign Exchange Contracts – Fair Value Hedge	7.2	57.9	1.5	53.1	7.9	7.8
Forward Foreign Exchange Contracts – Cash Flow Hedge	39.9	276.5	45.1	247.0	115.5	24.7
Forward Foreign Exchange Contracts – not Designated as Hedges for Accounting Purposes	-	-	-	0.4	-	0.2
Total Derivative Financial Instruments	47.1	334.4	46.6	300.5	123.4	32.7

The breakdown of gains and losses on derivative financial instruments that affect shareholders’ equity in fair value reserves is as follows:

In millions of Euro	2015	2014	2013
Total Gains/(Losses) on Derivative Financial Instruments as Reported in Equity as of January 1	(285.0)	63.1	6.2
Fair Value Gains/(Losses) on Derivative Financial Instruments – Cash Flow Hedge	(91.0)	(348.1)	56.9
Total Gains/(Losses) on Derivative Financial Instruments as Reported in Equity as of December 31	(376.0)	(285.0)	63.1

Analysis of gains and losses on derivative financial instruments that affect the statement of income is as follows:

In millions of Euro	2015	2014	2013
Effectiveness Gains/(Losses) on Fair Value Hedge (*)	(0.4)	(49.7)	(7.1)
Ineffectiveness Gains/(Losses) on Fair Value Hedge	1.3	(2.0)	4.4
Ineffectiveness Gains/(Losses) on Cash Flow Hedge	(16.0)	9.5	(13.6)
Gains/(Losses) on Economic Hedge not Designated as Hedges for Accounting Purposes	0.4	(0.2)	0.1
Total Gains/(Losses) on Derivative Instruments as Recognized in Statement of Income	(14.7)	(42.4)	(16.2)
(*) Excluding the revaluation of related current receivables and payables.

388

(D) Offsetting Financial Assets and Financial Liabilities

The analysis of the offsetting financial assets and financial liabilities, exclusively composed of derivative financial instruments, is as follows:

In millions of Euro	As of December 31, 2015
Financial Assets (by Type of Financial Instruments)	a	b	c	d		e
	Gross Amount (before Offsetting)	Gross Amounts Set off in the Financial Statements (according to IAS 32)	Net Amounts Presented in the Financial Statements (a-b)	Related Amounts not Set off in the Statement of Financial Position (not Meeting Offsetting Criteria IAS 32)		Net Amount (c-d)
				Financial Instruments	Fair Value of Financial Collaterals
Total Derivative Financial Instruments	47.1	-	47.1	47.1	-	-

In millions of Euro	As of December 31, 2015
Financial Liabilities (by Type of Financial Instruments)	a	b	c	d		e
	Gross Amount (before Offsetting)	Gross Amounts Set off in the Financial Statements (according to IAS 32)	Net Amounts Presented in the Financial Statements (a- b)	Related Amounts not Set off in the Statement of Financial Position (not Meeting Offsetting Criteria IAS 32)		Net Amount (c- d)
				Financial Instruments	Fair Value of Financial Collaterals
Total Derivative Financial Instruments	334.4	-	334.4	47.1	-	287.3

In millions of Euro	As of December 31, 2014
Financial Assets (by Type of Financial Instruments)	a	b	c	d		e
	Gross Amount (before Offsetting)	Gross Amounts Set off in the Financial Statements (according to IAS 32)	Net Amounts Presented in the Financial Statements (a- b)	Related Amounts not Set off in the Statement of Financial Position (not Meeting Offsetting Criteria IAS 32)		Net Amount (c- d)
				Financial Instruments	Fair Value of Financial Collaterals
Total Derivative Financial Instruments	46.6	-	46.6	46.6	-	-

In millions of Euro	As of December 31, 2014
Financial Liabilities (by Type of Financial Instruments)	a	b	c	d		e
-	Gross Amount (before Offsetting)	Gross Amounts Set off in the Financial Statements (according to IAS 32)	Net Amounts Presented in the Financial Statements (a- b)	Related Amounts not Set off in the Statement of Financial Position (not Meeting Offsetting Criteria IAS 32)		Net Amount (c- d)
	-	-	-	Financial Instruments	Fair Value of Financial Collaterals	-
Total Derivative Financial Instruments	300.5	-	300.5	46.6	-	253.9

In millions of Euro	As of December 31, 2013
Financial Assets (by Type of Financial Instruments)	a	b	c	d		e
-	Gross Amount (before Offsetting)	Gross Amounts Set off in the Financial Statements (according to IAS 32)	Net Amounts Presented in the Financial Statements (a- b)	Related Amounts not Set off in the Statement of Financial Position (not Meeting Offsetting Criteria IAS 32)		Net Amount (c- d)
	-	-	-	Financial Instruments	Fair Value of Financial Collaterals	-
Total Derivative Financial Instruments	123.4	-	123.4	22.9	-	100.5

389

In millions of Euro	As of December 31, 2013
Financial Liabilities (by Type of Financial Instruments)	a	b	c	d		e
-	Gross Amount (before Offsetting)	Gross Amounts Set off in the Financial Statements (according to IAS 32)	Net Amounts Presented in the Financial Statements (a- b)	Related Amounts not Set off in the Statement of Financial Position (not Meeting Offsetting Criteria IAS 32)		Net Amount (c- d)
	-	-	-	Financial Instruments	Fair Value of Financial Collaterals	-
Total Derivative Financial Instruments	32.7	-	32.7	22.9	-	9.8

Note 27 Payroll Staff

In 2015, Technip had a workforce of more than 34,000 people, in 45 countries, including an average of 5,300 contracted workforce integrated in operating teams.

In 2014, Technip had a workforce of more than 38,000 people, in 48 countries, including an average of 6,400 contracted workforce integrated in operating teams.

In 2013, Technip had a workforce of 39,000 people, in 48 countries, including an average of 6,400 contracted workforce integrated in operating teams.

Note 28 Related Parties Disclosures

(A) Transactions with Related Parties

IFP Énergies nouvelles (IFP) is represented on Technip’s Board of Directors. Its percentage of ownership amounted to 2.40% as of December 31, 2015 and 2.50% as of December 31, 2014 and as of December 31, 2013.

Technip paid IFP a royalty in respect of an agreement for research cooperation on offshore deepwaters. This royalty is determined under arm’s length conditions and amounted to €3.2 million in 2015, €3.2 million in 2014 and €3.3 million in 2013. The amount paid to IFP was €2.9 million in 2015, €3.2 million in 2014 and €3.8 million in 2013.

(B)       Receivables and Payables, Income and Expenses with Respect to Associates in Joint Arrangements

Receivables and payables towards associates in joint arrangements are as follows:

In millions of Euro	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013
Trade Receivables	2.9	1.2	3.1
Trade Payables	7.1	-	2.5
Net Trade Receivables/(Payables)	(4.2)	1.2	0.6

Income and expenses generated with associates in joint arrangements are as follows:

In millions of Euro	2015	2014	2013
Income	8.1	6.5	3.5
Expenses	(8.1)	(2.6)	(5.7)

(C) Compensation of the Chairman and Chief Executive Officer

As of December 31, 2015

The compensation of the Chairman and Chief Executive Officer is composed of both a fixed and a variable portion.

For 2015, the aggregate amount of compensation paid by the Company to Thierry Pilenko amounted to € 1,984,211.

The variable portion of the compensation is subject to precise and predetermined objectives. 70% of the target variable portion is linked to the financial performance of the Group (quantitative criteria) and 30% is linked to the achievement of individual objectives (qualitative criteria). The share of the variable portion is linked with a financial target (70% of the total) and broken down into two objectives:

390

•              up to 50% on the Group operating income budgeted for 2015;

•              up to 20% on the percentage of gross margin on order intake.

The variable portion due to Thierry Pilenko for financial year 2015 was €900,000.

Thierry Pilenko does not receive any Directors’ fees for the positions he holds as a Director of the Company or in the Group companies.

There is no specific retirement plan for Thierry Pilenko as the Chairman and Chief Executive Officer. The Chairman and Chief Executive Officer is a beneficiary of the supplementary defined contribution retirement plan for Group executives, as well as the Company’s existing supplementary defined benefits retirement plan for Executive Committee (Excom) members.

110,000 stock options and 33,000 performance shares were granted to Thierry Pilenko over financial year 2015 corresponding to 0.12% of the share capital as of the day of the General Meeting dated April 23, 2015.

In financial year 2015, Thierry Pilenko exercised 109,000 share subscription options.

In the context of the renewal of the mandate of Thierry Pilenko, the Board of Directors on April 23, 2015, upon recommendation of the Nominations and Remunerations Committee, proposed a worldwide non-compete agreement for a 24-month period. According to this agreement, Thierry Pilenko could receive an amount corresponding to two years of gross fixed annual compensation paid (gross fixed compensation plus variable compensation). The basis of calculation would be the average of the gross annual compensation paid over the last three years, the payment of which would be paid on a monthly basis.

As of December 31, 2014

The compensation of the Chairman and Chief Executive Officer is composed of both a fixed and a variable portion.

For 2014, the aggregate amount of compensation paid by the Company to Thierry Pilenko amounted to €1,988,819.

The variable portion of the compensation is subject to precise and predetermined objectives. 70% of the target variable portion is linked to the financial performance of the Group (quantitative criteria) and 30% is linked to the achievement of individual objectives (qualitative criteria). The share of the variable portion is linked with a financial target (70% of the total) and broken down into two objectives:

•              up to 50% on the Group operating income budgeted for 2014; and

•              up to 20% on the percentage of gross margin on order intake.

The variable portion due to Thierry Pilenko for financial year 2014 was €904,608.

Thierry Pilenko does not receive any Directors’ fees for the positions he holds as a Director of the Company or in the Group companies.

There is no specific retirement plan for Thierry Pilenko as the Chairman and Chief Executive Officer. The Chairman and Chief Executive Officer is a beneficiary of the supplementary defined contribution retirement plan for Group executives, as well as the Company’s existing supplementary defined benefits retirement plan for Executive Committee (Excom) members.

No share subscription or purchase options nor performance shares were granted to Thierry Pilenko over financial year 2014.

In financial year 2014, Thierry Pilenko exercised 80,000 share purchase options.

As of December 31, 2013

The compensation of the Chairman and Chief Executive Officer is composed of both a fixed and a variable portion.

For 2013, the aggregate amount of compensation paid by the Company to Thierry Pilenko amounted to €1,765,341.0.

The variable portion of the compensation is subject to precise and predetermined objectives. 70% of the target variable portion is linked to the financial performance of the Group (quantitative criteria) and 30% is linked to the achievement of individual objectives (qualitative criteria). The share of the variable portion is linked with a financial target (70% of the total) and broken down into two objectives:

391

•              up to 50% on the Group operating income budgeted for 2013; and

•              up to 20% on the percentage of gross margin on order intake.

The variable portion due to Thierry Pilenko for financial year 2013 was €858,330.

Thierry Pilenko does not receive any directors’ fees for the positions he holds as a director of the Company or in the Group companies.

There is no specific retirement plan for Thierry Pilenko as the Chairman and Chief Executive Officer. The Chairman and Chief Executive Officer is a beneficiary of the supplementary defined contribution retirement plan for Group executives, as well as the Company’s existing supplementary retirement plan for Executive Committee (Excom) members.

50,000 share subscription options and 30,000 performance shares were granted to Thierry Pilenko over financial year 2013 corresponding to 0.07% of the share capital as of the General Meeting on April 25, 2013.

In financial year 2013, Thierry Pilenko exercised 105,107 share purchase options.

(D) Compensation and Retirement Commitments of the Group’s Principal Executives

As of December 31, 2015

In 2015, the total amount of all direct and indirect compensation paid by the Group’s French and foreign companies to all of the Group’s principal executives on payroll on December 31, 2015, (i.e., the six members of the Excom of the Group) amounted to €3,836,926. The variable portion represented 33.5% of the overall amount.

The charges relating to share purchase and share subscription options, as well as performance shares, granted to the Company’s executive officers, and accounted for in 2015, amounted to €3,081,470.

In 2015, payment made by Group companies under supplementary retirement plans applicable to the principal executives discussed above amounted to €0.1 million. The recorded expense related to the retirement income guarantee plan for Executive Committee members amounted to €1.6 million in 2015.

As of December 31, 2015, the amount for retirement commitments for Executive Committee members amounted to €5.5 million.

As of December 31, 2014

In 2014, the total amount of all direct and indirect compensation paid by the Group’s French and foreign companies to all of the Group’s principal executives on payroll during the whole year 2014 (i.e., the seven members of the Excom of the Group) amounted to €5,025,449. The variable portion represented 29.5% of the overall amount.

The charges relating to share purchase and share subscription options, as well as performance shares, granted to the Company’s executive officers, and accounted for in 2014, amounted to €6.2 million.

In 2014, payment made by Group companies under supplementary retirement plans applicable to the principal executives discussed above amounted to €0.1 million. The recorded expense related to the retirement income guarantee plan for Executive Committee members amounted to €1.3 million in 2014.

As of December 31, 2014, the amount for retirement commitments for Executive Committee members amounted to €9.2 million.

As of December 31, 2013

In 2013, the total amount of all direct and indirect compensation paid by the Group’s French and foreign companies to all of the Group’s principal executives on payroll partly or totally during the year 2013 (i.e., the six members of the Excom of the Group) amounted to €4,730,926. The variable portion represented 47.8% of the overall amount.

The charges relating to share purchase and share subscription options, as well as performance shares, granted to the Company’s executive officers, and accounted for in 2013, amounted to €6.5 million.

In 2013, payment made by Group companies under supplementary retirement plans applicable to the principal executives discussed above amounted to €0.2 million. The recorded expense related to the retirement income guarantee plan for Executive Committee members amounted to €1.2 million in 2013.

392

As of December 31, 2013, the amount for retirement commitments for Executive Committee members amounted to €6.4 million.

Note 29 Board of Directors Compensation

As of December 31, 2015

The Shareholders’ Meeting of April 25, 2013 set the amount of Directors’ fees allocated to members of the Board of Directors at €800,000 for each of financial years 2013, 2014 and 2015. The amount actually paid in 2015 was €799,720.

During 2015, the gross amount of compensation and benefits of all kinds paid by Technip to the members of the Board of Directors was €1,984,211.

As of December 31, 2014

The Shareholders’ Meeting of April 25, 2013 set the amount of Directors’ fees allocated to members of the Board of Directors at €800,000 for each of financial years 2013, 2014 and 2015. The amount actually paid in 2014 was €795,960.

During 2014, the gross amount of compensation and benefits of all kinds paid by Technip to the members of the Board of Directors was €1,988,819.

As of December 31, 2013

The Shareholders’ Meeting of April 25, 2013 set the amount of directors’ fees allocated to members of the Board of Directors at €800,000 for each of financial years 2013, 2014 and 2015. The amount actually paid in 2013 was €760,165.

During 2013, the gross amount of compensation and benefits of all kinds paid by Technip to the members of the Board of Directors was €1,765,341.0.

Note 30 Off-Balance Sheet Commitments

(A) Off-Balance Sheet Commitments Related to Group Operating Activities

The following table illustrates the breakdown of off-balance sheet commitments per maturity:

In millions of Euro	As of December 31, 2015				As of December 31, 2014	As of December 31, 2013
	Amounts of Commitments by Maturity Date			-	Total	Total
	Less than 1 year	1 to 5 years	More than 5 years	Total
Operating Leases	294.1	903.8	550.6	1,748.5	1,814.2	1,585.2
Total Contractual Commitments	294.1	903.8	550.6	1,748.5	1,814.2	1,585.2
Of which commitments given relating to Joint Operations	-	-	-	-	-	-

In millions of Euro	As of December 31, 2015				As of December 31, 2014	As of December 31, 2013
	Amounts of Commitments by Maturity Date			-	Total	Total
	Less than 1 year	1 to 5 years	More than 5 years	Total
Commitments Given related to the Execution of Operating Contracts	610.7	4,166.1	129.2	4,906.0	4,652.3	5,509.6
Parent Company Guarantees	29,453.8	20,121.0	23,184.3	72,759.1	69,974.7	46,693.6
Total Commitments Given Related to Operating Activities	30,064.5	24,287.1	23,313.5	77,665.1	74,627.0	52,203.2
Of which commitments given relating to Joint Operations	1,026.7	588.4	17,130.7	18,745.8	21,477.7	4,271.4

393

In millions of Euro	As of December 31, 2015				As of December 31, 2014	As of December 31, 2013
	Amounts of Commitments by Maturity Date			-	Total	Total
	Less than 1 year	1 to 5 years	More than 5 years	Total
Other Commitments Received related to Operating Activities	314.5	404.9	11.0	730.4	831.6	732.5
Total Commitments Received Related to Operating Activities	314.5	404.9	11.0	730.4	831.6	732.5
Of which commitments given relating to Joint Operations	-	-	-	-	-	-

  Operating leases and capital leases

The Group leases various equipment, vessels and buildings, mainly under lease contracts that will end within the next ten years. It is likely that the Group will have to renew or to replace them. The Group does not have any assets subject to a capital lease.

At year-end 2015, the rental expense amounted to €343.9 million compared to €288.6 million in 2014 and €240.3 million in 2013.

  Guarantees related to operating activities

Commitments given relate mainly to guarantees or counter-guarantees given by banks and insurance companies to various customers in connection with ongoing contracts in order to secure due and proper performance of the contracts or following the payment of retention guarantees and advance billings (€4,906.0 million as of December 31, 2015).

Furthermore, parent company guarantees given by Technip or its affiliates to clients cover the due and proper performance of the specified construction contracts for which the average expiration period until the release of the commitment guarantees is approximately five years. The amounts disclosed under the parent company guarantees, which stand at €72,759.1 million as of December 31, 2015, include the portion of contract allocated to the Group’s joint arrangements partners. The latter amounts are neither decreased according to project percentage of completion, nor reduced by the amount of parent company guarantees received from Technip’s partners in these joint arrangements, same partners for which Technip issues parent company guarantees.

As of December 31, 2015, the parent company guarantees issued by Technip for contracts outside the scope of a joint arrangement amount to €28,139.7 million.

As of December 31, 2014, the parent company guarantees issued by Technip for contracts outside the scope of a joint arrangement amount to €25,960.9 million.

As of December 31, 2013, the parent company guarantees issued by Technip for contracts outside the scope of a joint venture amount to €19,249.1 million.

394

The following table illustrates the breakdown of €44,619.4 million of parent company guarantees issued by Technip as of December 31, 2015, in respect of joint arrangement contracts, according to the Group’s percentage of ownership in these joint arrangements.

In millions of Euro	As of December 31, 2015				As of December 31, 2014	As of December 31, 2013
	Allocation as per % of Technip’s Ownership in Joint Arrangements				-	-
	Less or equal to 25%	Greater than 25% and less or equal to 40%	Greater than 40%	Total	Total	Total
Parent Company Guarantees Given within Joint Arrangements	1,335.6	17,818.5	25,465.3	44,619.4	44,013.8	27,444.5
Of which commitments given relating to Joint Operations	-	-	17,984.2	17,984.2	20,751.5	4,486.2

Commitments received relate mainly to similar guarantees obtained from suppliers or subcontractors in connection with ongoing contracts.

(B) Off-Balance Sheet Commitments Related to Group Financing

The following table illustrates the breakdown of off-balance sheet commitments related to Group financing:

In millions of Euro	As of December 31, 2015				As of December 31, 2014	As of December 31, 2013
	Amounts of Commitments per Period			-	-	-
	Less than 1 year	1 to 5 years	More than 5 years	Total	Total	Total
Other Commitments Given related to Financing	-	542.0	744.7	1,286.7	1,288.5	1,020.0
Total Commitments Given Related to Financing	-	542.0	744.7	1,286.7	1,288.5	1,020.0
Of which commitments given relating to Joint Ventures	-	-	385.7	385.7	-	-

(C) Off-Balance Sheet Commitments Related to Group Scope of Consolidation

There is no significant commitment related to the Group scope of consolidation.

Note 31 Litigation and Contingent Liabilities

(A) Litigation

In 2015, the Group entered in new legal proceedings in relation to the termination of a contract. In 2010, Technip entered into a lump sum turn-key Engineering Procurement Construction and Commissioning contract with Sonatrach in regards to the refinery of Algiers. This contract was for the rehabilitation and modernization of the Algiers’ refinery. On June 4, 2015, Technip’s involvement in this project stopped at the request of the client. As per the terms of the contract, both sides initiated arbitration proceedings in respect to certain claims.

As of the date hereof, there have been no other governmental, legal or arbitral proceedings (including any such proceedings that are pending or threatened of which the Company is aware) over the past 12 months, which may have, or have had a significant impact on the Group’s financial position or profitability.

(B) Contingent Liabilities

As of the date hereof, there have been no significant contingent liabilities.

Note 32 Market Related Exposure

(A) Liquidity Risk

As of December 31, 2015, 2014 and 2013 Standard & Poor’s corporate credit rating for Technip was BBB+/Stable/A-2.

Technip’s business generates negative working capital requirements. The contractual terms and conditions for payment are negotiated between the Group’s entities and their clients, suppliers or subcontractors for the realization of projects. These terms

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and conditions provide the Group’s entities with cash resources and are reflected in the accounts, in particular the consolidated accounts, by a negative working capital requirement.

•              Technip’s financing needs are met pursuant to a Group policy implemented by the Finance and Control Division.

•             Cash management is centralized at the head office and coordinated through finance departments located in the Group’s main operating subsidiaries.

Technip Eurocash SNC, a French general partnership (société en nom collectif), acts to centralize cash pooling for the   Group’s main entities, in compliance with applicable laws and regulations in each of the relevant countries. Technip   Eurocash SNC has entered into cash pooling agreements with most of the Group’s subsidiaries to consolidate surplus   cash and to meet their needs, except where local economic and financial considerations have required recourse to   external local debt.

•             As of December 31, 2015, 2014 and 2013 the Group had multiple financing sources for financing its general corporate needs, or for financing new assets or certain operations.

2010-2016 Convertible Bonds

On November 17, 2010, Technip issued 6,618,531 bonds convertible into and/or exchangeable for new or existing shares (OCEANE) for approximately €550 million. The bonds were redeemed at par on January 1, 2016 except in the event of an early conversion, exchange or redemption. Bondholders have the option to convert their bonds into shares at any time at the ratio of one share for one bond. In addition, the Group has the option to call for the early redemption of all outstanding bonds at any time on or after the third anniversary of the issue date for a price at par plus accrued interest if the quoted value of the share exceeds 130% of the par value of the bond.

The nominal value of each bond was set at €83.10. The bonds are listed on the Euronext Paris market.

The bonds bear interest at an annual rate of 0.50% payable annually in arrears on January 31 of each year, i.e., €0.42 per year and per bond.

The main purpose of the convertible bond issue was to partially refinance the 2004-2011 bond issue, as well as to secure long-term financing to cover the Group’s investments.

The bonds will be convertible into or exchangeable for new/existing Technip shares at the ratio of one share per bond, subject to future anti-dilution adjustments as further described in the bond documentation, i.e., the Note d’opération approved by the AMF on November 9, 2010 under No. 10-392.

The bond issue was rated BBB+ by Standard & Poor’s. The Note d’opération contains covenants and default clauses standard for this type of bond issue, and does not contain any financial covenant. The issue provides that in the event of a change of control of Technip, any bondholder may, at its sole option, request the early redemption in cash of all or a portion of the bonds it holds.

As of the date of the issue of the bonds, the debt booked as non-current financial debt in the statement of financial position amounted to the fair value of the debt component. The fair value of the debt component is decreased in proportion to the costs and expenses related to the issue. The difference between the nominal value of the OCEANE and the fair value of its debt component is recorded as shareholders’ equity. As of December 31, 2015, the current financial debt in the statement of financial position relating to the bond issue amounted to €550 million and the shareholders’ equity amounted to €63.3 million.

2011-2017 Convertible Bonds

On December 15, 2011, Technip issued 5,178,455 bonds convertible into and/or exchangeable for new or existing shares (OCEANE) for approximately €497.6 million. The bonds will be redeemed at par on January 1, 2017 except in the event of an early conversion, exchange or redemption. Bondholders have the option to convert their bonds into shares at any time at the ratio of one share for one bond. In addition, the Group has the option to call for the early redemption of all outstanding bonds at any time on or after the third anniversary of the issue date for a price at par plus accrued interest if the quoted value of the share exceeds 130% of the par value of the bond.

The nominal value of each bond was set at €96.09. The bonds are listed on the Euronext Paris market.

The bonds bear interest at an annual rate of 0.25% payable annually in arrears on January 31 of each year, i.e. approximately €0.24 per year and per bond. The first coupon payment on January 31, 2013 amounted to approximately €0.03 per bond.

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The main purpose of the convertible bond issue was to partially restore the Group’s cash balance position following the acquisition of Global Industries, Ltd. in December 2011 for a cash consideration of USD936.4 million.

The bonds will be convertible into or exchangeable for new/existing Technip shares at the ratio of one share per bond, subject to future anti-dilution adjustments as further described in the bond documentation, i.e., the Note d’opération approved by the AMF on December 7, 2011 under No. 11-562.

The bond issue was rated BBB+ by Standard & Poor’s. The Note d’opération contains standard covenants and default clauses for this type of bond issue and does not contain any financial covenant. The issue provides that in the event of a change of control of Technip, any bondholder may, at its sole option, request the early redemption in cash of all or a portion of the bonds it holds.

As of the date of the issue of the bonds, the debt booked as non-current financial debt in the statement of financial position amounted to the fair value of the debt component. The fair value of the debt component is decreased in proportion to the costs and expenses related to the issue. The difference between the nominal value of the OCEANE and the fair value of its debt component is recorded as shareholders’ equity. As of December 31, 2015, the non-current financial debt in the statement of financial position relating to this bond issue amounted to €481.1 million and shareholders’ equity amounted to €73.1 million.

2010 Private Placement Notes

On July 27, 2010, Technip received proceeds of €200 million from private placement notes pursuant to contractual terms and conditions agreed on November 19, 2009. The purpose of this private placement was to partly finance the 2004-2011 bond issue, which was repaid at its maturity date on May 26, 2011. The notes have a 10-year term from July 27, 2010 and an annual coupon of 5%. This placement includes covenants and default provisions that are customary for such bond issue and does not contain any financial covenant. The notes are listed on the Luxembourg Stock Exchange.

2012 Private Placement Notes

In June 2012, Technip completed three long-term private placements, each subscribed by a different investor, for an aggregate amount of €325 million. These bond issues consisted of:

• €150 million 10-year private placement notes (having a maturity date of June 14, 2022), issued on June 14, 2012, with an annual coupon of 3.40% payable annually in arrears on June 14 of each year. These private notes have been rated BBB+ by Standard & Poor’s and are listed on the Euronext Paris market;

• €75 million 15-year private placement notes (having a maturity date of June 15, 2027), issued on June 15, 2012, with an annual coupon of 4.0% payable annually in arrears on June 15 of each year. These private notes have been rated BBB+ by Standard & Poor’s and are listed on the Euronext Paris market; and

• €100 million 20-year private placement notes (having a maturity date of June 14, 2032), issued on June 14, 2012 with an annual coupon of 4.0% payable annually in arrears on June 14 of each year. These private notes are listed on the Frankfurt Stock Exchange.

These private placements are part of the general management of the Group’s cash and liabilities and their proceeds may be used for general corporate purposes.

The Notes d’opération relating to these private placement notes contain standard covenants and default clauses for these types of bond issues, and do not contain any financial covenant. The issues provide that in the event of a change of control of Technip and a rating downgrade of the notes below BBB- deemed to have occurred in respect of that change of control, any bondholder may, at its sole option, request the early redemption of all the bonds it holds.

2013 Private Placement Notes

In October 2013, Technip completed three long-term private placements, each subscribed for by different investors, for an aggregate amount of €355 million. These bond issues consisted of:

• €100 million 20-year private placement notes (having a maturity date of October 7, 2033), issued on October 7, 2013 with an annual coupon of 3.75% payable annually in arrears on October 7 of each year. These private notes are listed on the open market of the Frankfurt Stock Exchange (Freiverkehr);

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• €130 million 10-year private placement notes (having a maturity date of October 16, 2023), issued on October 16, 2013 with an annual coupon of 3.15% payable annually in arrears on October 16 of each year. These private notes have been rated BBB+ by Standard & Poor’s and are listed on the Luxembourg Stock Exchange; and

• €125 million 10-year private placement notes (having a maturity date of October 18, 2023), issued on October 18, 2013, carrying an annual coupon of 3.15% payable annually in arrears on October 18 of each year. These private notes are listed on the Luxembourg Stock Exchange.

These private placements are part of the general management of the Group’s cash and liabilities and their proceeds may be used for general corporate purposes.

The Notes d’opération relating to these private placement notes contain standard covenants and default clauses for these types of bond issues, and do not contain any financial covenant. Under the terms of the issues, in the event of a change of control of Technip and a rating downgrade of the notes below BBB- deemed to have occurred in respect of that change of control, any bondholder may, at its sole option, request the early redemption of all the bonds it holds.

Deep Arctic Financing (ex-Skandi Arctic)

Since July 2015, the Norwegian subsidiary Technip Chartering Norge AS, 100% indirectly owned by Technip, is the sole owner of the Deep Arctic vessel following the repurchase of Doftech DA’s (the previous owner) share in the vessel.

In March 2009, Doftech DA, the subsidiary in which Technip held 50% of the shares, entered into a NOK1 billion facility agreement for the financing of the Skandi Arctic vessel. This facility was transferred to Technip Chartering Norge in 2015 and is to be reimbursed in 24 equal semi-annual installments from September 16, 2009 to March 16, 2021. As of December 31, 2015, the facility, fully drawn, amounted to NOK458.3 million following semi-annual payments starting from September 16, 2009.

One tranche of the facility, corresponding to 70% of the total amount is granted at a fixed rate of 5.05% by the Norwegian financing institution Eksportfinans and benefits from a guarantee by GIEK. The other tranche of the facility is granted at a floating rate by a commercial bank.

From now on, this credit facility is 100% guaranteed by Technip Offshore International. It also benefits from a mortgage over the Deep Arctic vessel.

This credit agreement contains standard covenants and default provisions for this type of credit agreement and does not contain any financial covenant.

Açuflex Plant Financing

In December 2012, Flexibras Tubos Flexiveis, one of the Group’s Brazilian subsidiaries, entered into a loan agreement with BNDES (Banco Nacional de Desenvolvimento Econômico e Social) for a total amount of BRL485 million, for the financing of the construction of the new Açuflex flexible pipes plant located in the Açu harbor (Brazil).

The loan is partly granted at a floating interest rate, while 22% of the total amount is granted at a fixed rate of 2.5%.

The loan is reimbursed in 96 monthly installments from January 15, 2015 until December 15, 2022.

The loan agreement contains covenants and default provisions that are standard for such facilities with BNDES excluding any financial covenant. The loan is secured by a guarantee from Technip and not secured by any asset.

As of December 31, 2015, the loan was fully drawn for a total amount of BRL 480.2 million and following the monthly repayments since January 15, 2015, the outstanding amount has reduced to BRL429.1 million.

BNDES (Banco Nacional de Desenvolvimento Econômico e Social) Facilities

As of December 31, 2015, Flexibras Tubos Flexiveis issued four separate loans between April 2013 and October 2014 for a total amount of BRL 300 million to support pre-financing of its export operations.

Each facility (fixed-rate) was entered into on behalf of BNDES in connection with BNDES financing. The four loan agreements contain the standard default provisions for such facilities with BNDES and do not include any financial covenant.

As of December 31, 2015, these fixed rate loans were fully drawn and consisted of:

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•             two separate loan agreements for a total amount of BRL200 million entered into in April 2013, each with a different commercial bank for BRL100 million. Both facilities have a single maturity date of April 15, 2016; and

•              two separate loan agreements for an aggregate amount of BRL100 million entered into in June and October 2014 respectively, each with a different commercial bank for BRL50 million. The facilities have a maturity date of July 15, 2017 and October 31, 2017, respectively.

Export Credit Notes (NCE – Nota de Crédito à Exportação)

As of December 31, 2015, Flexibras Tubos Flexiveis issued six separate NCE loans between February and March 2013 for a total amount of BRL572 million to support pre-financing of its export operations.

The loans were entered into with five different commercial banks. The six loan agreements contain the standard default provisions for such facilities and do not include any financial covenant.

As of December 31, 2015, these fixed interest rate loans were fully drawn and consisted of:

• two separate loan agreements for a total amount of BRL200 million each entered into with different commercial banks in February 2013, and each for BRL100 million. These loans have respective redemption dates of January 15, 2016 and February 15, 2016;

• three separate loan agreements for a total amount of BRL272 million entered into in March 2013, each with different commercial banks. The BRL92 million loan has a redemption date of February 15, 2016, the BRL80 million loan matures on March 7, 2016 and the BRL100 million loan matures on December 11, 2017 further to the extension of its maturity date on January 5, 2015; and

• a loan agreement for a total amount of BRL100 million entered into with a commercial bank in February 2013 which was extended before its expiry date pursuant to an agreement entered into on December 30, 2014. This loan has now a maturity date of December 15, 2017.

Loans Under Innova Petro Program

As of December 31, 2015, Flexibras Tubos Flexiveis had two loans relating to Innova Petro program, the purpose of which is to support the financing of Flexibras’ development of innovative processes and products. These loans consisted of:

• a BRL11.4 million credit facility entered into by Flexibras Tubos Flexiveis on June 13, 2014 with FINEP (Financiadora de Estudos e Projetos) the Brazilian Innovation Agency. The loan granted at a floating interest rate, is to be reimbursed in 61 equal monthly installments from June 15, 2017 until June 15, 2022. The loan agreement includes covenants and default provisions that are standard for such facilities with FINEP excluding any financial ratio. The loan is not secured by any asset. As of December 31, 2015, the outstanding amount of the loan was BRL 8.1 million;

• a BRL 13.7 million credit facility entered into by Flexibras Tubos Flexiveis on July 28, 2014 with BNDES (Banco Nacional de Desenvolvimento Econômico e Social). The loan is partly granted at a floating interest rate, while 82% of the total amount is granted at a fixed rate of 4%. It is to be reimbursed in 72 equal monthly installments from September 15, 2016 until August 15, 2022. The loan agreement includes covenants and default provisions that are standard for such BNDES facilities excluding any financial covenant. The loan is not secured by any asset. As of December 31, 2015, the outstanding amount of the loan was BRL 1.2 million.

Global Industries, Ltd. Bonds

On January 11, 2012, following the acquisition of Global Industries, Ltd. by Technip and its delisting from the NASDAQ (New York), Global Industries, Ltd. reimbursed, to comply with the conditions set out in the original offering memorandum of the 2.75% USD325 million Senior Convertible Debentures, due 2027, issued on July 27, 2007, a principal amount of USD322.6 million (corresponding to 99.3% of the outstanding debentures) and paid accrued interest of approximately USD3.9 million to tendering bondholders. As of December 31, 2015, the non-tendered bonds amounted to USD2.4 million.

Syndicated Credit Facility and Bilateral Facilities

As of December 31, 2015

As of December 31, 2015, the Group had various unutilized financing sources for an aggregate amount of €1,347.7 million that allowed it to meet its general financing needs. These facilities are not secured by any of the Group’s assets. As is standard for

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such financings, they contain covenants and default provisions from Technip and some of its affiliates, and do not include any financial covenant. These credit agreements do not include early payment provisions in the event of deterioration of the borrower’s credit rating.

1. The credit facility in the amount of €1 billion put in place on July 21, 2011 which may be drawn in Euros, in US dollars or in British pounds, was amended and extended on July 30, 2014. The credit facility is fully reimbursable at the maturity date on July 21, 2020 following the exercise in July 2015 of the first of the two one-year extensions at the borrowers’ option, subject to the lenders’ approval.

The facility, in the event it is utilized, includes a floating interest rate and an applicable margin which varies according to a schedule of Technip’s credit rating.

2. In 2014, four separate credit facilities totaling €340 million which may be drawn in Euros were granted to Technip and replaced the existing facilities before their respective expiry dates. The facilities each have two one-year extensions on the first and second respective anniversaries of the signing dates at the borrowers’ option, subject to the lenders’ approval.

Following the exercise of the first of the two extension options in May and June 2015, the amounts and maturity dates are as follows:

– two facilities of €80 million each that mature on May 16, 2018;

– an €80 million facility that matures on June 10, 2018; and

– a €100 million facility that matures on May 16, 2020.

3.       Different non-utilized credit facilities amounting to €7.7 million were granted to various Technip subsidiaries.

As of December 31, 2015, the credit facilities confirmed and available to the Group amounted to €1,347.7 million, of which €1,340.8 million is available after December 31, 2016. Out of a total of €1,347.7 million, €7.7 million is reserved for the financing of certain subsidiaries.

In 2015, in light of favorable market conditions, Technip once again issued on the commercial paper market. As of December 31, 2015, the outstanding commercial paper amounted to €200 million. The Group continues to benefit from Banque de France’s authorization for a maximum amount of €1 billion.

As of December 31, 2015, debt falling due in 2016 and 2017 amounted to €1,512.3 million including €27.9 million of accrued interest and fees and €1,484.4 million of principal.

As of December 31, 2014

As of December 31, 2014, the Group had various unutilized financing sources for an aggregate amount of €1,347.5 million that allow it to meet its general financing needs. These facilities are not secured by any of the Group’s assets. They contain covenant and default provisions that are standard for such financing, from Technip and some of its affiliates, and do not include any financial ratio. These credit agreements do not include early payment provisions in case of deterioration of the borrower’s credit rating.

1. The credit facility in the amount of €1 billion put in place on July 21, 2011 and which may be drawn in Euros, in US dollars or in British pounds, has been amended and extended on July 30, 2014. Subsequent to this amendment and extension, the final maturity date of the facility is July 30, 2019, with two one-year extensions on the first and second anniversary of the signing date at the borrowers’ option, subject to the lenders’ approval.

The facility, in the event it is utilized, includes a floating interest rate and an applicable margin which varies according to a schedule of Technip’s credit rating.

2. In 2014, four separate credit facilities in a total amount of €340 million which may be drawn in Euros were granted to Technip and replaced before their respective expiry dates the existing facilities. The facilities have each two one-year extensions on the first and second respective anniversaries of the signing dates at the borrowers’ option, subject to the lenders’ approval. Following bilateral negotiations, the amounts and maturity dates are as follows:

– two facilities of €80 million each that mature on May 16, 2017;

– a €80 million facility that matures on June 10, 2017;

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– a €100 million facility that matures on May 16, 2019.

On September 3, 2014, Technip cancelled before its expiry date a €80 million bilateral facility. This facility was unused.

3. An unutilized credit facility amounting to €7.5 million was granted to a Technip subsidiary. This credit agreement includes a floating interest rate in the event that it is utilized as well as standard default provisions.

As of December 31, 2014, the credit facilities confirmed and available to the Group amounted to €1,374.1 million, of which €1,340.0 million is available after December 31, 2015. Out of this total of €1,374.1 million, €34.1 million is reserved for the financing of certain assets or for certain subsidiaries, such as €26.6 million related to the financing of the Açuflex plant.

In 2014, Technip issued again on the commercial paper market in light of favourable market conditions. As of December 31, 2014, the outstanding commercial paper amounted to €156 million. The Group has an authorization from the Banque de France for a maximum amount of €1 billion.

As of December 31, 2014, debt falling due in 2015 and 2016 amounted to €986.7 million including €20.1 million of accrued interest and fees and €966.6 million of principal.

As of December 31, 2013

As of December 31, 2013, the Group had various unutilized financing sources for an aggregate amount of €1,435.8 million that allow it to meet its general financing needs. These facilities are not secured by any of the Group’s assets. They contain covenants and default provisions that are standard for such financing, to be met by Technip and a number of its affiliates, and do not include any financial ratios. These credit agreements do not include early payment provisions in case of deterioration of the borrower’s credit rating.

1. The credit facility in the amount of €1 billion put in place on July 21, 2011 and which may be drawn in Euros, in US dollars or in British pounds, has been extended to July 21, 2018, following the second one-year extension in June 2013 at the borrowers’ option, subject to the lenders’ approval.

In the event the facility is utilized, it will entail a floating interest rate and an applicable margin which varies according to a schedule of Technip’s credit rating.

2. In 2012, five separate credit facilities with a total amount of €420 million, which may be drawn in Euros, were granted to Technip and replaced the existing facilities. Following bilateral negotiations, the amounts and maturity dates are as follows:

•             an €80 million facility, which has been extended to July 25, 2015 subsequent to the second one-year extension at the borrowers’ option, subject to the lender’s approval;

•              a €100 million facility with a maturity date of July 25, 2015;

•             an €80 million facility with a maturity date of July 31, 2015;

•             an €80 million facility with a maturity date of August 2, 2015; and

•              an €80 million facility with a maturity date of July 27, 2016, after a €40 million reduction on July 27, 2015.

3. Various unutilized credit facilities amounting to €15.8 million were granted to Technip.

These credit agreements include a floating interest rate in the event that they are utilized as well as standard default provisions.

As of December 31, 2013, the credit facilities confirmed and available to the Group amounted to €1,681.3 million, of which €1,588.7 million is available after December 31, 2014. Out of this total of €1,681.3 million, €261.3 million is reserved for the financing of certain assets or for certain subsidiaries, such as USD168.7 million allocated for Technip’s 50% share in the 550-ton laying tension capacity pipelay support vessels financing and USD76.8 million relating to the financing of the Açuflex plant.

In 2013, Technip issued once more on the commercial paper market in light of favorable market conditions. As of December 31, 2013, the outstanding commercial paper amounted to €134 million. The Group retains an authorization from the Banque de France for a maximum amount of €600 million.

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As of December 31, 2013, debt falling due in 2014 and 2015 amounted to €260.9 million including €21.1 million of accrued interest and fees and €239.8 million of the principal amount.

     Schedule of contractual outstanding cash flows related to financial liabilities

In millions of Euro	As of December 31, 2015
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total

Convertible Bonds	-	497.6	-	2.2	499.8
Private Placements	-	-	200.0	680.0	880.0
Bank Borrowings	-	92.8	144.7	34.8	272.3
Accrued Interest Payables on Bond Loans	-	1.2	-	-	1.2
Other Accrued Interest Payables	-	61.7	125.2	155.0	341.9
Total Non-Current Financial Liabilities	-	653.3	469.9	872.0	1,995.2
Convertible Bond	550.0	-	-	-	550.0
Commercial Papers	200.0	-	-	-	200.0
Bank Overdrafts	0.1	-	-	-	0.1
Accrued Interest Payables on Bond Loans	4.0	-	-	-	4.0
Other Accrued Interest Payables	64.4	-	-	-	64.4
Other Bank Borrowings	160.4	-	-	-	160.4
Derivative Financial Instruments	223.7	69.8	40.9	-	334.4
Total Current Financial Liabilities	1,202.6	69.8	40.9	-	1,313.3

Payment due dates related to debts include projected interest payments, even if they are not accrued on the closing date.

Floating rates used to calculate projected interest payments are the rates in force as of December 31, 2015.

-	As of December 31, 2014
In millions of Euro	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total

Convertible Bonds	-	550.0	497.6	2.0	1,049.6
Private Placements	-	-	-	880.0	880.0
Bank Borrowings	-	194.7	240.9	48.8	484.4
Accrued Interest Payables on Bond Loans	-	4.0	1.2	-	5.2
Other Accrued Interest Payables	-	67.5	149.5	177.0	394.0
Total Non-Current Financial Liabilities	-	816.2	889.2	1,107.8	2,813.2
Commercial Papers	156.0	-	-	-	156.0
Bank Overdrafts	0.9	-	-	-	0.9
Accrued Interest Payables on Bond Loans	4.0	-	-	-	4.0
Other Accrued Interest Payables	71.2	-	-	-	71.2
Other Bank Borrowings	79.4	-	-	-	79.4
Derivative Financial Instruments	161.6	119.1	19.8	-	300.5
Total Current Financial Liabilities	473.1	119.1	19.8	-	612.0

	As of December 31, 2013
In millions of Euro	Less than 1 Year	Between 1 and 2 Years	Between 2 and 5 Years	Over 5 Years	Total
Convertible Bonds	-	-	1,047.6	1.7	1,049.3
Private Placements	-	-	-	880.0	880.0
Bank Borrowings	-	72.1	265.6	36.1	373.8
Accrued Interest Payables on Bond Loans	-	4.0	5.3	-	9.3
Other Accrued Interest Payables	-	55.8	123.4	224.4	403.6

Total Non-Current Financial Liabilities	-	131.9	1,441.9	1,142.2	2,716.0
Commercial Papers	134.0	-	-	-	134.0
Bank Overdrafts	2.4	-	-	-	2.4
Accrued Interest Payables on Bond Loans	4.0	-	-	-	4.0

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	As of December 31, 2013
In millions of Euro	Less than 1 Year	Between 1 and 2 Years	Between 2 and 5 Years	Over 5 Years	Total
Other Accrued Interest Payables	56.1	-	-	-	56.1
Other Bank Borrowings	3.2	-	-	-	3.2
Derivative Financial Instruments	26.1	6.6	-	-	32.7

Total Current Financial Liabilities	225.8	6.6	-	-	232.4

Contractual amounts as stated in the analysis of maturities relate to undiscounted contractual cash flows. These undiscounted cash flows may differ from the amounts as recognized in the statement of financial position which are based on discounted cash flows.

(B) Currency Risk

As indicated in Note 1-C (c) – Foreign currency transactions and financial instruments, Technip uses financial instruments to protect itself against currency risks incurred in the normal course of its business. The Group does not use financial instruments for trading or speculative purposes. The exchange hedging contracts are divided across several counterparties who have been selected after due consideration.

The primary hedging instruments used to manage Technip’s exposure to currency risks are as follows:

-	As of December 31
-	2015			2014	2013
-	Maturity		-	Nominal Value	Nominal Value
In millions of Euro	2016	2017 and beyond	Nominal Value

Buy Foreign Currencies/Sell Euros	344.5	35.5	380.0	243.8	152.5
Sell Foreign Currencies/Buy Euros	1,310.4	346.0	1,656.4	2,577.4	2,785.8
Buy/Sell Foreign Currencies	1,414.3	306.7	1,721.0	1,899.2	1,355.8
Total Hedging Instruments	3,069.2	688.2	3,757.4	4,720.4	4,294.1

Exchange risk is mainly related to the US dollar and the Pound Sterling.

A change in the US dollar spot price by plus or minus 10% at closing date, calculated on the entire portfolio of Euro/US dollar derivatives, would generate a change of plus or minus €29.9 million in the result before tax and plus or minus €222.3 million in fair value reserves in equity.

A change in the Pound Sterling spot price by plus or minus 10% at closing date, calculated on the entire portfolio of Euro/Pound Sterling derivatives, would generate a change of plus or minus €5.6 million in the result before tax and plus or minus €39.0 million in fair value reserves in equity.

(C) Interest Rate Risk

Analysis of the sensitivity of the situation

As of December 31, 2015

Technip’s floating rate debt amounted to €177.8 million compared to an aggregate total debt of €2,563.1 million.

To ensure liquidity, cash is invested on a short-term basis. Financial products are subject to fluctuations in currency interest rates.

As of December 31, 2015, the net short-term cash position of the Group (cash and cash equivalents, less short-term financial debts) amounted to €1,982.0 million.

As of December 31, 2015, a 1% (100 basis points) increase in interest rates would lower the fair value of the fixed rate convertible bonds (OCEANE) and private placements by €71.7 million before tax. A 1% (100 basis points) decrease in interest rates would raise the fair value by €78.4 million before tax.

403

A 1% (100 basis points) increase in interest rates would generate an additional profit of €18.3 million before tax in the net cash position. A 1% (100 basis points) decrease in interest rates would generate a loss of the same amount.

As of December 31, 2014

Technip’s floating rate debt amounted to €193.3 million compared to an aggregate total debt of €2,613.0 million.

Cash is invested short-term to ensure liquidity. Financial products are subject to fluctuations in currency interest rates.

As of December 31, 2014, the net short-term cash position of the Group (cash and cash equivalents, less short-term financial debts) amounted to €2,429.2 million.

As of December 31, 2014, a 1% (100 basis points) increase in interest rates would lower the fair value of the fixed rate convertible bonds (OCEANE) and private placements by €93.2 million before tax. A 1% (100 basis points) decrease in interest rates would raise the fair value by €102.4 million before tax.

A 1% (100 basis points) increase in interest rates would generate an additional profit of €22.4 million before tax in the net cash position. A 1% (100 basis points) decrease in interest rates would generate a loss of the same amount.

As of December 31, 2013

Technip’s floating rate debt amounted to €80.6 million compared to total debt of €2,577.9 million.

Cash is invested short-term in order to ensure liquidity. Financial products are subject to fluctuations in currency interest rates.

As of December 31, 2013, the net short-term cash position of the Group (cash and cash equivalents, less short term financial debts) amounted to €3,066.5 million.

As of December 31, 2013, a 1% (100 basis points) increase in interest rates would lower the fair value of the fixed rate convertible bonds (OCEANE) and private placements by €88.5 million before tax. A 1% (100 basis points) increase in interest rates would raise the fair value by €102.3 million before tax.

A 1% (100 basis points) increase in interest rates would generate an additional profit of €29.9 million before tax in the net cash position. A 1% (100 basis points) decrease in interest rates would generate a loss in the same amount.

Interest rate risk monitoring method

Technip regularly analyses its exposure to interest rate risk. This is the responsibility of the Treasury Department, which reports directly to the Chief Financial Officer.

The Group does not use financial instruments for speculative purposes.

(D) Credit Risk

A significant portion of the Group’s activity is concentrated with a limited number of clients because the worldwide market is dominated by a small number of major oil and gas companies. Consequently, the Group regularly performs credit risk analysis before entering into contracts and has set up procedures for monitoring payments made by customers.

The schedule of past due but not impaired trade receivables is the following:

In millions of Euro	As of December 31, 2015
	Not impaired on the Reporting Date and Past Due in the Following Periods
	Less than 3 months	3 to 12 months	Over 1 year	Total	Total Trade Receivables

Trade Receivables	330.4	195.8	44.4	570.6	1,668.2

404

In millions of Euro	As of December 31, 2014
	Not impaired on the Reporting Date and Past Due in the Following Periods
	Less than 3 months	3 to 12 months	Over 1 year	Total	Total Trade Receivables

Trade Receivables	406.9	150.4	107.5	664.8	1,719.9

	As of December 31, 2013
	Not impaired on the Reporting Date and Past Due in the Following Periods
In millions of Euro	Less than 3 months	3 to 12 months	Over 1 year	Total	Total Trade Receivables
Trade Receivables	390.8	288.5	33.4	712.7	1,766.4

As of December 31, 2015, the main counterparty for cash and cash equivalents represents 17% of total net cash position. The principal counterparty for derivative financial instruments represents 17% of the Group’s total derivative financial instruments. The set of counterparties for the Group’s operations was limited to bank institutions that were considered as the safest, mostly noted AA and A.

As of December 31, 2014, the main counterparty for cash and cash equivalents represents 17.0% of total net cash position. The principal counterparty for derivative financial instruments represents 18.9% of the Group’s total derivative financial instruments. The set of counterparties for the Group’s operations was limited to bank institutions that were considered as the safest, mostly noted AA and A.

As of December 31, 2013, the main counterparty for cash and cash equivalents represents 12.0% of total net cash position. The principal counterparty for derivative financial instruments represents 16.2% of the Group’s total derivative financial instruments. The set of counterparties for the Group’s operations was limited to bank institutions that were considered as the safest, mostly noted AA and A.

Note 33 Auditors’ Fees and Services

Auditors’ fees and services break down as follows:

In thousands of Euro	Ernst & Young						PricewaterhouseCoopers
	2015		2014		2013		2015		2014		2013
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%

Audit

Auditing, certification of financial statements, examination of statutory and consolidated financial statements:
● Technip	1,076	24%	846	19%	761	16%	914	19%	750	17%	639	16%
● Subsidiaries	2,174	50%	2,116	48%	2,104	43%	2,149	44%	2,232	50%	2,260	58%
Other work and services directly related to the responsibilities of Statutory Auditors:
● Technip	121	3%	572	13%	364	8%	452	9%	375	8%	440	11%
● Subsidiaries	16	0%	22	1%	262	5%	77	2%	377	8%	405	10%
Sub-total	3,387	77%	3,556	81%	3,491	72%	3,592	74%	3,734	83%	3,744	96%

Other services

Legal and tax:
● Subsidiaries	991	23%	818	19%	1,253	26%	894	19%	761	17%	137	4%

Other:
● Subsidiaries	-	-	-	-	106	2%	355	7%	-	-	-	-
Sub-total	991	23%	818	19%	1,359	28%	1,249	26%	761	17%	137	4%
Total	4,378	100%	4,374	100%	4,850	100%	4,841	100%	4,495	100%	3,881	100%

Note 34 Subsequent Events

405

Reimbursement of the 2010-2016 Convertible Bond

On January 4, 2016, Technip reimbursed the convertible bond 2010-2016 for an amount of €550 million.

Synthetic Bond Financing 2016-2021

On January 20, 2016, Technip placed a €375 million convertible bond with a final maturity on January 25, 2021 and a redemption at par of the bonds which have not been converted.

On March 3, 2016, Technip placed a new “tap issue” for a principal amount of €75 million issued on the same terms as the bonds issued on January 20, 2016, except for the issue price. The new bonds are fully fungible with and assimilated to the bonds maturing January 2021.

These issues of non-dilutive cash-settled convertible bonds, which are linked to the ordinary shares of Technip were backed-up simultaneously by the purchase of cash-settled equity call options in order to hedge Technip’s economic exposure to the potential exercise of the conversion rights embedded in the bonds.

As the bonds will only be cash settled, the bonds will not result in the issuance of new ordinary shares or the delivery of existing ordinary shares upon conversion.

Technip intends to use the net proceeds of these issues of bonds for general corporate purposes and to finance the purchase of the call options.

The bonds were issued at par for those placed on January 20, 2016 and at 112.43802% for those placed on March 3, 2016 resulting from an adjustment over the 3-day trading period following the placement (from March 4 until March 8, 2016) allowing to determine the share reference price at €48.8355, applied to the initial tap issue price of 110.5%, plus accrued interests.

The bonds will bear a coupon of 0,875% per annum payable semi-annually in arrears on January 25 and July 25 of each year. The issue and settlement date of the bonds took place on January 25, 2016 for the first issue and on March 10, 2016 for the tap issue.

The conversion premium of 40% has been applied to Technip’s share reference price. This one, being equal to €40.7940 was determined as the arithmetic average of the daily volume weighted average price of the ordinary shares on the regulated market of Euronext in Paris over the 10 consecutive trading days from January 21 to February 3, 2016. The initial conversion price of the bonds was then fixed at €57.1116.

Consequently, the initial conversion ratio was set at 1,750.9578 given the €100,000 nominal value of each bond.

Any bondholder may, at its sole option, request the conversion in cash of all or part of the bonds it owns between a period starting on November 15, 2020 to the 38th business day before the maturity date, some exceptional circumstances (such as an event of change of control of Technip), giving a right to an early redemption at par.

The bonds are listed on the Euronext Paris market and on the Freiverkehr open market of Frankfurt.

The initial bond issue was rated BBB+ by Standard & Poor’s includes standard covenants and default clauses. These bond issues do not contain any financial covenant.

Disposal of Technip Germany

On February 16, 2016, the Company signed a Sales & Purchase Agreement with ATOP Beteiligungs GmbH for the divestment of its wholly-owned subsidiaries Technip Germany Holding GmbH and Technip Germany GmbH, based in Düsseldorf, Germany.

Litigation

On March 31, Dong terminated a contract signed on February 27, 2012 with a consortium of Technip France and DSME. This contract covered engineering, procurement, fabrication, hook-up, and commissioning assistance for a fixed wellhead and process platform and associated facilities for the Hejre field offshore Denmark. Dong announced that it will not complete the platform and will seek to avoid taking delivery and ownership of the platform. The consortium does not agree with Dong’s

406

actions or grounds. This dispute is currently progressing through a series of arbitration proceedings managed by the competent arbitral tribunal.

There has been no other significant subsequent event which occurred since the closing date of the financial year ended December 31, 2015.

407

ANNEX 3
FMCTI Consolidated Financial Statements as of December 31, 2015 and 2014 and
for each of the years in the three-year period ended December 31, 2015
and
Report of Independent Registered Public Accounting Firm

[Attached]

408

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

FMC Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of FMC Technologies, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, cash flows, and changes in stockholders’ equity for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FMC Technologies, Inc. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

(signed) KPMG LLP

Houston, Texas

February 24, 2016

409

FMC TECHNOLOGIES, INC. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
(In millions, except per share data)	2015	2014	2013
Revenue:
Product revenue	$5,084.5	$6,335.7	$5,724.7
Service revenue	1,024.8	1,276.5	1,066.0
Lease and other income	253.4	330.4	335.5
Total revenue	6,362.7	7,942.6	7,126.2
Costs and expenses:
Cost of product revenue	3,915.9	4,855.1	4,562.4
Cost of service revenue	772.1	925.0	792.7
Cost of lease and other revenue	206.8	214.8	216.3
Selling, general and administrative expense	628.3	750.6	694.8
Research and development expense	135.3	123.7	112.4
Restructuring and impairment expense (Note 4)	112.2	4.9	—
Total costs and expenses	5,770.6	6,874.1	6,378.6
Gain on sale of Material Handling Products (Note 5)	—	84.3	—
Other income (expense), net	(57.2)	(54.0)	5.3
Income before interest income, interest expense and income taxes	534.9	1,098.8	752.9
Interest income	0.8	1.1	0.7
Interest expense	(33.1)	(33.6)	(34.4)
Income before income taxes	502.6	1,066.3	719.2
Provision for income taxes (Note 14)	107.8	361.0	212.6
Net income	394.8	705.3	506.6
Net income attributable to noncontrolling interests	(1.7)	(5.4)	(5.2)
Net income attributable to FMC Technologies, Inc.	$393.1	$699.9	$501.4
Earnings per share attributable to FMC Technologies, Inc. (Note 3):
Basic	$1.70	$2.96	$2.10
Diluted	$1.70	$2.95	$2.10
Weighted average shares outstanding (Note 3):
Basic	230.9	236.3	238.3
Diluted	231.7	236.9	239.1

The accompanying notes are an integral part of the consolidated financial statements.

410

FMC TECHNOLOGIES, INC. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
(In millions)	2015	2014	2013
Net income	$394.8	$705.3	$506.6
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments (1)	(182.3)	(107.6)	(99.7)
Net gains (losses) on hedging instruments:
Net gains (losses) arising during the period	(64.9)	(108.4)	27.1
Reclassification adjustment for net losses (gains) included in net income	55.1	(0.8)	(5.2)
Net gains (losses) on hedging instruments (2)	(9.8)	(109.2)	21.9
Pension and other post-retirement benefits:
Net actuarial gain (loss) arising during the period	(21.0)	(152.7)	112.5
Prior service cost arising during the period	—	(1.7)	(0.4)
Reclassification adjustment for settlement losses included in net income	1.2	15.7	3.2
Reclassification adjustment for amortization of prior service cost (credit) included in net income	0.1	0.3	(0.3)
Reclassification adjustment for amortization of net actuarial loss included in net income	22.9	12.3	18.2
Reclassification adjustment for amortization of transition asset included in net income	(0.1)	(0.1)	(0.1)
Net pension and other post-retirement benefits (3)	3.1	(126.2)	133.1
Other comprehensive income (loss), net of tax	(189.0)	(343.0)	55.3
Comprehensive income	205.8	362.3	561.9
Comprehensive income attributable to noncontrolling interest	(1.7)	(5.4)	(5.2)
Comprehensive income attributable to FMC Technologies, Inc.	$204.1	$356.9	$556.7

______________________

(1)	Net of income tax (expense) benefit of $7.9, $7.2 and $(1.6) for the years ended December 31, 2015, 2014 and 2013, respectively.

(2)	Net of income tax benefit of $3.3, $25.7 and $1.0 for the years ended December 31, 2015, 2014 and 2013, respectively.

(3)	Net of income tax (expense) benefit of $(4.1), $56.9 and $(81.8) for the years ended December 31, 2015, 2014 and 2013, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

FMC TECHNOLOGIES, INC. AND CONSOLIDATED SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
	December 31,
(In millions, except par value data)	2015	2014
Assets
Cash and cash equivalents	$916.2	$638.8
Receivables, net of allowances of $19.2 in 2015 and $9.4 in 2014 (Note 22)	1,522.4	2,127.0
Inventories, net (Note 6)	744.6	1,021.2
Derivative financial instruments (Note 17)	371.9	197.6
Prepaid expenses	48.9	48.5
Income taxes receivable	68.7	23.4
Other current assets	276.0	379.9
Total current assets	3,948.7	4,436.4
Investments	29.6	35.9
Property, plant and equipment, net (Note 8)	1,371.5	1,458.4
Goodwill (Note 9)	514.7	552.1
Intangible assets, net (Note 9)	246.3	314.5
Deferred income taxes (Note 14)	183.3	106.5
Derivative financial instruments (Note 17)	0.1	134.9
Other assets	143.7	133.4
Total assets	$6,437.9	$7,172.1
Liabilities and equity
Short-term debt and current portion of long-term debt (Note 10)	$21.9	$11.7
Accounts payable, trade	519.3	723.5
Advance payments and progress billings	664.6	965.2
Accrued payroll	185.8	256.8
Derivative financial instruments (Note 17)	554.9	230.2
Income taxes payable	57.2	152.9
Other current liabilities	339.6	443.3
Total current liabilities	2,343.3	2,783.6
Long-term debt, less current portion (Note 10)	1,134.1	1,293.7
Accrued pension and other post-retirement benefits, less current portion (Note 15)	230.4	236.7
Derivative financial instruments (Note 17)	0.5	220.2
Deferred income taxes (Note 14)	98.2	54.3
Other liabilities	100.5	105.9
Commitments and contingent liabilities (Note 12)
Stockholders’ equity (Note 13):
Preferred stock, $0.01 par value, 12.0 shares authorized; no shares issued in 2015 or 2014	—	—
Common stock, $0.01 par value, 600.0 shares authorized in 2015 and 2014; 286.3 shares issued in 2015 and 2014; and 226.8 and 231.5 shares outstanding in 2015 and 2014, respectively	2.9	2.9
Common stock held in employee benefit trust, at cost; 0.2 shares in 2015 and 2014	(7.0)	(8.0)
Treasury stock, at cost, 59.4 and 54.6 shares in 2015 and 2014, respectively	(1,607.8)	(1,431.1)
Capital in excess of par value of common stock	759.0	731.9
Retained earnings	4,237.4	3,844.3
Accumulated other comprehensive loss	(872.7)	(683.7)
Total FMC Technologies, Inc. stockholders’ equity	2,511.8	2,456.3
Noncontrolling interests	19.1	21.4
Total equity	2,530.9	2,477.7
Total liabilities and equity	$6,437.9	$7,172.1

The accompanying notes are an integral part of the consolidated financial statements.

FMC TECHNOLOGIES, INC. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(In millions)	2015	2014	2013
Cash provided (required) by operating activities:
Net income	$394.8	$705.3	$506.6
Adjustments to reconcile net income to cash provided (required) by operating activities:
Depreciation	179.5	170.8	156.0
Amortization	72.1	61.7	53.8
Employee benefit plan and stock-based compensation costs	81.8	89.3	93.5
Deferred income tax provision (benefit), net	12.1	(18.1)	(20.4)
Unrealized loss (gain) on derivative instruments	59.5	54.4	(5.7)
Impairments	66.5	—	—
Gain on sale of Material Handling Products	—	(84.3)	—
Other	44.9	10.8	30.4
Changes in operating assets and liabilities, net of effects of acquisitions:
Receivables, net	395.0	(243.0)	(391.0)
Inventories, net	238.0	(99.4)	(28.9)
Accounts payable, trade	(154.5)	33.8	103.8
Advance payments and progress billings	(234.7)	225.0	329.0
Income taxes payable, net	(129.7)	16.2	77.3
Payment of Multi Phase Meters earn-out consideration	—	(43.6)	(32.2)
Accrued pension and other post-retirement benefits, net	(24.8)	(32.0)	(60.1)
Other assets and liabilities, net	(68.1)	45.6	(16.7)
Cash provided by operating activities	932.4	892.5	795.4
Cash provided (required) by investing activities:
Capital expenditures	(250.8)	(404.4)	(314.1)
Investments in joint ventures	(34.5)	(3.0)	(2.0)
Proceeds from sale of Material Handling Products, net of cash divested	—	105.6	—
Other	10.1	16.7	4.5
Cash required by investing activities	(275.2)	(285.1)	(311.6)
Cash provided (required) by financing activities:
Net increase (decrease) in short-term debt	(0.7)	(25.8)	8.5
Net decrease in commercial paper	(131.9)	(32.3)	(168.4)
Proceeds from issuance of long-term debt	—	—	26.2
Repayments of long-term debt	(1.2)	(1.6)	(136.0)
Purchase of treasury stock	(186.2)	(247.6)	(116.3)
Payment of Multi Phase Meters earn-out consideration	—	(31.0)	(25.1)
Acquisitions, payment of withheld purchase price	(9.6)	—	—
Payments related to taxes withheld on stock-based compensation	(8.8)	(13.0)	(17.5)
Other	(7.2)	(4.1)	6.3
Cash required by financing activities	(345.6)	(355.4)	(422.3)
Effect of exchange rate changes on cash and cash equivalents	(34.2)	(12.3)	(4.5)
Increase in cash and cash equivalents	277.4	239.7	57.0
Cash and cash equivalents, beginning of year	638.8	399.1	342.1
Cash and cash equivalents, end of year	$916.2	$638.8	$399.1

The accompanying notes are an integral part of the consolidated financial statements.

FMC TECHNOLOGIES, INC. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In millions)	Common Stock	Common Stock Held in Treasury and Employee Benefit Trust	Capital in Excess of Par Value of Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non- controlling Interest	Total Stockholders’ Equity
Balance at December 31, 2012	$2.9	$(1,110.4)	$695.7	$2,644.7	$(396.0)	$16.3	$1,853.2
Net income	—	—	—	501.4	—	5.2	506.6
Other comprehensive income	—	—	—	—	55.3	—	55.3
Issuance of common stock	—	—	0.6	—	—	—	0.6
Excess tax benefits on stock-based payment arrangements	—	—	8.0	—	—	—	8.0
Taxes withheld on issuance of stock-based awards	—	—	(17.5)	—	—	—	(17.5)
Purchases of treasury stock (Note 13)	—	(116.3)	—	—	—	—	(116.3)
Reissuances of treasury stock (Note 13)	—	22.3	(22.3)	—	—	—	—
Net sales of common stock for employee benefit trust	—	0.1	1.0	—	—	—	1.1
Stock-based compensation (Note 16)	—	—	47.7	—	—	—	47.7
Other	—	—	—	—	—	(2.4)	(2.4)
Balance at December 31, 2013	$2.9	$(1,204.3)	$713 71.2	$3,146.1	$(340.7)	$19.1	$2,336.3
Net income	—	—	—	699.9	—	5.4	705.3
Other comprehensive loss	—	—	—	—	(343.0)	—	(343.0)
Issuance of common stock	—	—	0.2	—	—	—	0.2
Excess tax benefits on stock-based payment arrangements	—	—	2.3	—	—	—	2.3
Taxes withheld on issuance of stock-based awards	—	—	(13.0)	—	—	—	(13.0)
Purchases of treasury stock (Note 13)	—	(247.6)	—	—	—	—	(247.6)
Reissuances of treasury stock (Note 13)	—	13.1	(13.1)	—	—	—	—
Net purchases of common stock for employee benefit trust	—	(0.3)	0.5	—	—	—	0.2
Stock-based compensation (Note 16)	—	—	44.9	—	—	—	44.9
Purchase of noncontrolling interest	—	—	(3.1)	—	—	0.1	(3.0)
Other	—	—	—	(1.7)	—	(3.2)	(4.9)
Balance at December 31, 2014	$2.9	$(1,439.1)	$731.9	$3,844.3	$(683.7)	$21.4	$2,477.7

(In millions)	Common Stock	Common Stock Held in Treasury and Employee Benefit Trust	Capital in Excess of Par Value of Common Stock	Retained Earnings	Accumulated Other Comprehnsive Income (Loss)	Non- controlling Interest	Total Stockholders’ Equity
Balance at December 31, 2014	$2.9	$(1,439.1)	$731.9	$3,844.3	$(683.7)	$21.4	$2,477.7
Net income	—	—	—	393.1	—	1.7	394.8
Other comprehensive loss	—	—	—	—	(189.0)	—	(189.0)
Excess tax benefits on stock-based payment arrangements	—	—	0.2	—	—	—	0.2
Taxes withheld on issuance of stock-based awards	—	—	(8.8)	—	—	—	(8.8)
Purchases of treasury stock (Note 13)	—	(186.2)	(4.2)	—	—	—	(190.4)
Reissuances of treasury stock (Note 13)	—	9.5	(9.5)	—	—	—	—
Net sales of common stock for employee benefit trust	—	1.0	—	—	—	—	1.0
Stock-based compensation (Note 16)	—	—	49.4	—	—	—	49.4
Other	—	—	—	—	—	(4.0)	(4.0)
Balance at December 31, 2015	$2.9	$(1,614.8)	$759.0	$4,237.4	$(872.7)	$19.1	$2,530.9

The accompanying notes are an integral part of the consolidated financial statements.

FMC TECHNOLOGIES, INC. AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations—FMC Technologies, Inc. and consolidated subsidiaries (“FMC Technologies,” “we,” “us” or “our”) designs, manufactures and services technologically sophisticated systems and products for our customers in the energy industry through our business segments: Subsea Technologies, Surface Technologies and Energy Infrastructure. We have manufacturing operations worldwide, strategically located to facilitate delivery of our products, systems and services to our customers.

Basis of presentation—Our consolidated financial statements were prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles (“GAAP”).

On February 25, 2011, our Board of Directors approved a two-for-one stock split of our outstanding shares of common stock. The stock split was completed in the form of a stock dividend; however, upon issuance of the common stock pursuant to the stock split, an amount equal to the aggregate par value of the additional shares of common stock issued was not reclassified from capital in excess of par value to common stock during the first quarter of 2011. This adjustment was made during the first quarter of 2014. All prior-year amounts have been revised to conform to the current year presentation. This adjustment had no overall effect on total equity and did not impact our overall financial position or results of operations for any period presented.

Principles of consolidation—These consolidated financial statements include the accounts of FMC Technologies and its majority-owned subsidiaries and affiliates. Intercompany accounts and transactions are eliminated in consolidation.

Use of estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Such estimates include, but are not limited to, estimates of total contract profit or loss on long-term construction-type contracts; estimated realizable value on excess and obsolete inventory; estimates related to pension accounting; estimates related to fair value for purposes of assessing goodwill, long-lived assets and intangible assets for impairment; estimates related to income taxes; and estimates related to contingencies, including liquidated damages.

Investments in the common stock of unconsolidated affiliates—The equity method of accounting is used to account for investments in unconsolidated affiliates where we have the ability to exert significant influence over the affiliate’s operating and financial policies. The cost method of accounting is used where significant influence over the affiliate is not present.

Investments in unconsolidated affiliates are assessed for impairment whenever events or changes in facts and circumstances indicate the carrying value of the investments may not be fully recoverable. When such a condition is judgmentally determined to be other than temporary, the carrying value of the investment is written down to fair value. Management’s assessment as to whether any decline in value is other than temporary is based on our ability and intent to hold the investment and whether evidence indicating the carrying value of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. Management generally considers our investments in equity method investees to be strategic long-term investments and completes its assessments for impairment with a long-term viewpoint.

Reclassifications—Certain prior-year amounts have been reclassified to conform to the current year’s presentation. These reclassifications include (i) income tax presentation in the cash provided by operating activities section on the consolidated statements of cash flows and (ii) intangible asset reclassification from other assets to intangible assets on the consolidated balance sheets.

Revenue recognition—Revenue is generally recognized once the following four criteria are met: i) persuasive evidence of an arrangement exists, ii) delivery of the equipment has occurred (which is upon shipment or when customer-specific acceptance requirements are met) or services have been rendered, iii) the price of the equipment or service is fixed and determinable, and iv) collectibility is reasonably assured. We record our sales net of any value added, sales or use tax.

For certain construction-type manufacturing and assembly projects that involve significant design and engineering efforts in order to satisfy detailed customer-supplied specifications, revenue is recognized using the percentage of completion method of accounting. Under the percentage of completion method, revenue is recognized as work progresses on each contract. We primarily apply the ratio of costs incurred to date to total estimated contract costs at completion to measure this ratio. If it is not possible to form a reliable estimate of progress toward completion, no revenue or costs are recognized until the project is complete or substantially complete. Any expected losses on construction-type contracts in progress are charged to earnings, in total, in the period the losses are identified.

Modifications to construction-type contracts, referred to as “change orders,” effectively change the provisions of the original contract, and may, for example, alter the specifications or design, method or manner of performance, equipment, materials, sites and/or period for completion of the work. If a change order represents a firm price commitment from a customer, we account for the revised estimate as if it had been included in the original estimate, effectively recognizing the pro rata impact of the new estimate on our calculation of progress toward completion in the period in which the firm commitment is received. If a change order is unpriced: (1) we include the costs of contract performance in our calculation of progress toward completion in the period in which the costs are incurred or become probable; and (2) when it is determined that the revenue is probable of recovery, we include the change order revenue, limited to the costs incurred to date related to the change order, in our calculation of progress toward completion. Unpriced change orders included in revenue were immaterial to our consolidated revenue for all periods presented. Margin is not recorded on unpriced change orders unless realization is assured beyond a reasonable doubt. The assessment of realization may be based upon our previous experience with the customer or based upon our receipt of a firm price commitment from the customer.

Progress billings are generally issued upon completion of certain phases of the work as stipulated in the contract. Revenue in excess of progress billings are reported in receivables in our consolidated balance sheets. Progress billings and cash collections in excess of revenue recognized on a contract are classified as advance payments and progress billings within current liabilities in our consolidated balance sheets. Revenue generated from the installation portion of construction-type contracts is included in product revenue in our consolidated statements of income.

Shipping and handling costs—Shipping and handling costs are recorded as cost of product revenue in our consolidated statements of income. Shipping and handling costs billed to customers are recorded as a component of revenue.

Cash equivalents—Cash equivalents are highly-liquid, short-term instruments with original maturities of three months or less from their date of purchase.

Receivables, net of allowances—An allowance for doubtful accounts is provided on receivables equal to the estimated uncollectible amounts. This estimate is based on historical collection experience and a specific review of each customer’s receivable balance.

Inventories—Inventories are stated at the lower of cost or market. Inventory costs include those costs directly attributable to products, including all manufacturing overhead, but excluding costs to distribute. Cost is determined on the last-in, first-out (“LIFO”) basis for all significant domestic inventories, except certain inventories relating to construction-type contracts, which are stated at the actual production cost incurred to date, reduced by the portion of these costs identified with revenue recognized. The first-in, first-out (“FIFO”) method is used to determine the cost for all other inventories.

Investments—The appropriate classification of investments in marketable equity securities is determined at the time of purchase and re-evaluated as of each subsequent reporting date. Securities classified as trading securities are carried at fair value with gains and losses on these securities recognized through other income (expense), net. Trading securities are primarily comprised of marketable equity mutual funds that approximate a portion of our liability under our Non-Qualified Savings and Investment Plan (“Non-Qualified Plan”). We did not have any available-for-sale securities at December 31, 2015 or 2014.

Property, plant, and equipment—Property, plant, and equipment is recorded at cost. Depreciation is principally provided on the straight-line basis over the estimated useful lives of the assets (land improvements—20 to 35 years; buildings—20 to 50 years; and machinery and equipment—3 to 20 years). Gains and losses are realized upon the sale or retirement of assets and are recorded in other income (expense), net on our consolidated statements of income. Maintenance and repair costs are expensed as incurred. Expenditures that extend the useful lives of property, plant and equipment are capitalized and depreciated over the estimated new remaining life of the asset.

Impairment of property, plant, and equipment—Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate the carrying value of the long-lived asset may not be recoverable. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If it is determined that an impairment loss has occurred, the impairment loss is measured as the amount by which the carrying value of the long-lived asset exceeds its fair value.

Long-lived assets classified as held for sale are reported at the lower of carrying value or fair value less cost to sell.

Capitalized software costs—Capitalized software costs are recorded at cost. Capitalized software costs include purchases of software and internal and external costs incurred during the application development stage of software projects. These costs are amortized on a straight-line basis over the estimated useful lives of the assets and are presented, net of accumulated amortization, in other assets on the consolidated balance sheets. For internal use software, the useful lives range from three to ten years. For Internet website costs, the estimated useful lives do not exceed three years.

Goodwill and other intangible assets—Goodwill is not subject to amortization but is tested for impairment on an annual basis (or more frequently if impairment indicators arise). We have established October 31 as the date of our annual test for impairment of goodwill. Reporting units with goodwill are tested for impairment by first assessing qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If after assessing the totality of events or circumstances, or based on management’s judgment, we determine it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a two-step impairment test is performed. The first step compares the fair value of the reporting unit (measured as the present value of expected future cash flows) to its carrying amount. If the fair value of the reporting unit is less than its carrying amount, a second step is performed. In this step, the fair value of the reporting unit is allocated to its assets and liabilities to determine the implied fair value of goodwill, which is used to measure the impairment loss.

Our acquired intangible assets are amortized on a straight-line basis over their estimated useful lives, which generally range from 7 to 40 years. Our acquired intangible assets do not have indefinite lives. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the intangible asset may not be recoverable. The carrying amount of an intangible asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If it is determined that an impairment loss has occurred, the loss is measured as the amount by which the carrying amount of the intangible asset exceeds its fair value.

Fair value measurements—We record our financial assets and financial liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities, with the exception of certain assets and liabilities measured using the net asset value practical expedient, which are not required to be leveled. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

•	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

•	Level 2: Observable inputs other than quoted prices included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

•	Level 3: Unobservable inputs reflecting management’s own assumptions about the assumptions market participants would use in pricing the asset or liability.

Income taxes—Current income taxes are provided on income reported for financial statement purposes, adjusted for transactions that do not enter into the computation of income taxes payable in the same year. Deferred tax assets and liabilities are measured using enacted tax rates for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is established whenever management believes that it is more likely than not that deferred tax assets may not be realizable.

U.S. income taxes are not provided on our equity in undistributed earnings of foreign subsidiaries or affiliates to the extent we have determined that the earnings are indefinitely reinvested. U.S. income taxes are provided on such earnings in the period in which we can no longer support that such earnings are indefinitely reinvested.

Tax benefits related to uncertain tax positions are recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination.

We classify interest expense and penalties recognized on underpayments of income taxes as income tax expense.

Stock-based employee compensation—We measure stock-based compensation expense on restricted stock awards based on the market price at the grant date and the number of shares awarded. The stock-based compensation expense for each award is recognized ratably over the applicable service period, after taking into account estimated forfeitures, or the period beginning at the start of the service period and ending when an employee becomes eligible for retirement.

Common stock held in employee benefit trust—Shares of our common stock are purchased by the plan administrator of the Non-Qualified Plan and placed in a trust owned by us. Purchased shares are recorded at cost and classified as a reduction of stockholders’ equity on the consolidated balance sheets.

Earnings per common share (“EPS”)—Basic EPS is computed using the weighted-average number of common shares outstanding during the year. We use the treasury stock method to compute diluted EPS which gives effect to the potential dilution of earnings that could have occurred if additional shares were issued for awards granted under our incentive compensation and stock plan. The treasury stock method assumes proceeds that would be obtained upon exercise of awards granted under our incentive compensation and stock plan are used to purchase outstanding common stock at the average market price during the period.

Warranty obligations—We provide warranties of various lengths and terms to certain of our customers based on standard terms and conditions and negotiated agreements. Estimated cost of warranties are accrued at the time revenue is recognized for products where reliable, historical experience of warranty claims and costs exists or when additional specific obligations are identified. The obligation reflected in other current liabilities on the consolidated balance sheets is based on historical experience by product and considers failure rates and the related costs in correcting a product failure. Should actual product failure rates or repair costs differ from our current estimates, revisions to the estimated warranty liability would be required.

Foreign currency—Financial statements of operations for which the U.S. dollar is not the functional currency, and are located in non-highly inflationary countries, are translated into U.S. dollars prior to consolidation. Assets and liabilities are translated at the exchange rate in effect at the balance sheet date, while income statement accounts are translated at the average exchange rate for each period. For these operations, translation gains and losses are recorded as a component of accumulated other comprehensive income (loss) in stockholders’ equity until the foreign entity is sold or liquidated. For operations in highly inflationary countries and where the local currency is not the functional currency, inventories, property, plant and equipment, and other non-current assets are converted to U.S. dollars at historical exchange rates, and all gains or losses from conversion are included in net income. Foreign currency effects on cash, cash equivalents and debt in hyperinflationary economies are included in interest income or expense.

Derivative instruments—Derivatives are recognized on the consolidated balance sheets at fair value, with classification as current or non-current based upon the maturity of the derivative instrument. Changes in the fair value of derivative instruments are recorded in current earnings or deferred in accumulated other comprehensive income (loss), depending on the type of hedging transaction and whether a derivative is designated as, and is effective as, a hedge. Each instrument is accounted for individually and assets and liabilities are not offset.

Hedge accounting is only applied when the derivative is deemed to be highly effective at offsetting changes in anticipated cash flows of the hedged item or transaction. Changes in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other comprehensive income (loss) until the underlying transactions are recognized in earnings. At such time, related deferred hedging gains or losses are also recorded in earnings on the same line as the hedged item. Effectiveness is assessed at the inception of the hedge and on a quarterly basis. Effectiveness of forward contract cash flow hedges are assessed based solely on changes in fair value attributable to the change in the spot rate. The change in the fair value of the contract related to the change in forward rates is excluded from the assessment of hedge effectiveness. Changes in this excluded component of the derivative instrument, along with any ineffectiveness identified, are recorded in earnings as incurred. We document our risk management strategy and hedge effectiveness at the inception of, and during the term of, each hedge.

We also use forward contracts to hedge foreign currency assets and liabilities, for which we do not apply hedge accounting. The changes in fair value of these contracts are recognized in other income (expense), net on our consolidated statements of income, as they occur and offset gains or losses on the remeasurement of the related asset or liability.

Cash flows from derivative contracts are reported in the consolidated statements of cash flows in the same categories as the cash flows from the underlying transactions.

NOTE 2. NEW ACCOUNTING STANDARDS

Recently Adopted Accounting Standards

Effective January 1, 2015, we adopted Accounting Standards Update (“ASU”) No. 2015-01, “Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items” which eliminates from GAAP the concept of extraordinary items. However, the presentation and disclosure guidance for items that are unusual in nature or infrequent in occurrence was retained. We adopted the updated guidance prospectively. The adoption of this update concerns presentation and disclosure only as it relates to our consolidated financial statements.

Effective July 1, 2015, we adopted ASU No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs.” This update requires debt issuance costs to be presented in the balance sheet as a deduction from the carrying amount of the corresponding debt liability, consistent with debt discounts or premiums. We adopted the updated guidance retrospectively. Effective September 30, 2015, we adopted ASU No. 2015-15, “Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements.” This update incorporates the SEC staff’s announcement that it would not object to an entity presenting the costs of securing a revolving line of credit as an asset, regardless of whether a balance is outstanding. We adopted the updated guidance retrospectively. The adoption of these updates concerns presentation and disclosure only as it relates to our consolidated financial statements.

Effective December 31, 2015, we adopted ASU No. 2015-07, “Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent).” This update removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient and removes certain related disclosure requirements. We adopted the updated guidance retrospectively. The adoption of this update concerns presentation and disclosure only as it relates to our consolidated financial statements.

Effective December 31, 2015, we adopted ASU No. 2015-17, “Balance Sheet Classification of Deferred Taxes.” This update requires entities to present deferred tax assets and deferred tax liabilities as noncurrent in a classified balance sheet. The standard simplifies the previous guidance, which required entities to separately present deferred tax assets and deferred tax liabilities as current and noncurrent in a classified balance sheet. We adopted the updated guidance prospectively. Prior periods have not been retrospectively adjusted for the adoption of this standard. The adoption of this update concerns presentation and disclosure only as it relates to our consolidated financial statements.

Recently Issued Accounting Standards

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers.” This update requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU will supersede most existing GAAP related to revenue recognition and will supersede some cost guidance in existing GAAP related to construction-type and production-type contract accounting. Additionally, the ASU will significantly increase disclosures related to revenue recognition. In August 2015, the FASB issued ASU No. 2015-14 which deferred the effective date of ASU No. 2014-09 by one year, and as a result, is now effective for us on January 1, 2018. Early adoption is permitted to the original effective date of January 1, 2017. Entities are permitted to apply the amendments either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying the ASU recognized at the date of initial application. We have not determined the method to be utilized upon adoption. The impacts that adoption of the ASU is expected to have on our consolidated financial statements and related disclosures are being evaluated. Additionally, we have not determined the effect of the ASU on our internal control over financial reporting or other changes in business practices and processes.

In February 2015, the FASB issued ASU No. 2015-02, “Amendments to the Consolidation Analysis.” Among other amendments, this update removes three of the six criteria a fee must meet for a decision maker or service provider to conclude a fee does not represent a variable interest, alters how variable interests held by related parties affect consolidation, and clarifies the two-step process to determine whether the at-risk equity holders of a corporation have the power to direct the corporation’s significant activities. The amendments in this ASU are effective for us on January 1, 2016. Early application is permitted. We chose to adopt the guidance using a modified retrospective approach, and the effect of this adoption was deemed to be not material.

In April 2015, the FASB issued ASU No. 2015-05, “Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement.” This update provides guidance on the recognition of fees paid by a customer for cloud computing arrangements as either the acquisition of a software license or a service contract. The amendments in this ASU are effective for us on January 1, 2016. Early application is permitted. Entities may apply the new guidance either prospectively to all arrangements entered into or materially modified after the effective date or retrospectively. We chose to adopt the guidance prospectively, and the effect of this adoption was deemed to be not material.

In July 2015, the FASB issued ASU No. 2015-11, “Simplifying the Measurement of Inventory.” This update requires in scope inventory to be measured at the lower of cost and net realizable value rather than at the lower of cost or market under existing guidance. The amendments in this ASU are effective for us on January 1, 2017 and are required to be adopted prospectively. Early application is permitted. We are currently evaluating the impact of this ASU on our consolidated financial statements.

NOTE 3. EARNINGS PER SHARE

A reconciliation of the number of shares used for the basic and diluted earnings per share calculation was as follows:

	Year Ended December 31,
(In millions, except per share data)	2015	2014	2013
Net income attributable to FMC Technologies, Inc.	$393.1	$699.9	$501.4
Weighted average number of shares outstanding	230.9	236.3	238.3
Dilutive effect of restricted stock units and stock options	0.8	0.6	0.8
Total shares and dilutive securities	231.7	236.9	239.1

Basic earnings per share attributable to FMC Technologies, Inc.	$1.70	$2.96	$2.10
Diluted earnings per share attributable to FMC Technologies, Inc.	$1.70	$2.95	$2.10

NOTE 4. RESTRUCTURING AND IMPAIRMENT EXPENSE

Restructuring and impairment expense were as follows:

	Year Ended December 31,
(In millions)	2015	2014
Restructuring expense:
Subsea Technologies	$28.0	$4.9
Surface Technologies	12.0	—
Energy Infrastructure	5.7	—
Total restructuring expense	45.7	4.9
Impairment expense:
Subsea Technologies	5.1	—
Surface Technologies	61.4	—
Energy Infrastructure	—	—
Total impairment expense	66.5	—
Total restructuring and impairment expense	$112.2	$4.9

Restructuring—As a result of the decline in crude oil prices and its effect on the demand for products and services in the oilfield services industry worldwide, beginning in 2015, we initiated a company-wide reduction in workforce intended to reduce costs and better align our workforce with current and anticipated activity levels, which resulted in the recognition of severance costs relating to termination benefits and other restructuring charges. We did not record any restructuring expenses during the year ended December 31, 2013.

Asset impairments—We conduct impairment tests on long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition over the assets remaining useful life. Our review of recoverability of the carrying value of our assets considers several assumptions including the intended use and service potential of the asset.

The prolonged downturn in the energy market and its corresponding impact on our business outlook led us to conclude the carrying amount of certain of our assets, primarily in our surface integrated services business in Canada, exceeded their fair values. The low commodity price environment’s impact on our outlook for revenue growth and profitability of our surface integrated services business in Canada led us to record impairment charges of $54.7 million in our Surface Technologies segment during the year ended December 31, 2015. These charges include the complete impairment of customer relationships intangible asset and goodwill in our Canadian surface integrated services reporting unit of $33.3 million and $8.4 million, respectively, as well as a charge of $13.0 million to record wireline and flowback long-lived assets at their fair value of $39.4 million as of September 30, 2015. [Refer to Note 18 to these consolidated financial statements for a discussion of the method used to determine the fair value of these assets.] We did not record any impairment expenses during the years ended December 31, 2014 and 2013.

NOTE 5. SALE OF MATERIAL HANDLING PRODUCTS

On April 30, 2014, we completed the sale of our equity interests of Technisys, Inc., a Utah corporation, and FMC Technologies Energy Holdings Ltd., a private limited liability company organized under the laws of Hong Kong, and assets primarily representing a product line of our material handling business (“Material Handling Products”) to Syntron Material Handling, LLC, an affiliate of Levine Leichtman Capital Partners Private Capital Solutions II, L.P. Material Handling Products was historically reported in our Energy Infrastructure segment. Net of working capital adjustments, we recognized a pretax gain of $84.3 million on the sale during the year ended December 31, 2014.

NOTE 6. INVENTORIES

Inventories consisted of the following:

	December 31,
(In millions)	2015	2014
Raw materials	$149.9	$196.6
Work in process	114.8	166.1
Finished goods	723.4	849.9
	988.1	1,212.6
LIFO and valuation adjustments	(243.5)	(191.4)
Inventory, net	$744.6	$1,021.2

Historically, we have held quantities of inventory in our Surface Technologies segment necessary to react to fast-paced changes in customer demand, particularly in the North American market. As a result of the decline in crude oil prices and its effect on demand for products and services in the oilfield services industry as well as changes in the pattern of demand for certain types of inventory, we recorded $41.1 million of inventory valuation reserves in our Surface Technologies segment during the year ended December 31, 2015.

Net inventories accounted for under the LIFO method totaled $253.6 million and $370.8 million at December 31, 2015 and 2014, respectively. The current replacement costs of LIFO inventories exceeded their recorded values by $90.2 million and $94.6 million at December 31, 2015 and 2014, respectively. In 2015 and 2013 there were reductions in certain LIFO inventories which were carried at costs lower than current replacement costs. The result was a decrease in the cost of sales by $2.3 million and $0.1 million for 2015 and 2013, respectively. There was no reduction to the base LIFO inventory in 2014.

NOTE 7. EQUITY METHOD INVESTMENTS

FTO Services—FMC Technologies Offshore, LLC (“FTO Services”) is an affiliated company in the form of a joint venture between FMC Technologies and Edison Chouest Offshore LLC. FTO Services provides integrated vessel-based subsea services for offshore oil and gas fields globally, and its results are reported in our Subsea Technologies segment. FTO Services, as lessee, rents riserless light well intervention assets from FMC Technologies. Our cumulative equity investment in FTO Services totaled $12.0 million as of December 31, 2015. We have accounted for our 50% investment using the equity method of accounting. Additionally, debt obligations under a revolving credit facility of FTO Services are jointly and severally guaranteed by FMC Technologies and Edison Chouest Offshore LLC. [Refer to Note 12 for additional information regarding the guarantee.]

FTO Services has experienced net losses since formation due to expenses related to startup of operations and as a result of the downturn in the oilfield services industry. We recognized $44.5 million of losses from equity earnings in FTO Services for the year ended December 31, 2015, which are included in lease and other income in the accompanying consolidated statements of income. All prior year results were not material. The carrying value of our equity method investment in FTO Services was $(22.0) million as of December 31, 2015, and is included as a component of other liabilities in the accompanying consolidated balance sheets. As a result of our joint guarantee of FTO Services’ debt obligations under its revolving credit facility and additional financial support provided and committed, we recognized losses up to our joint share of such obligations and re-suspended the recognition of equity method losses as of December 31, 2015.

Forsys Subsea—Forsys Subsea Limited (“Forsys Subsea”) is an affiliated company in the form of a joint venture between FMC Technologies and Technip S.A. Forsys Subsea provides front-end engineering and life-of-field decision support services for subsea fields globally, and its results are reported in our Subsea Technologies segment. During 2015, we provided financial support to Forsys Subsea. We have accounted for our 50% investment using the equity method of accounting. Forsys Subsea has experienced net losses since formation due to expenses related to startup of operations and as a result of the downturn in the oilfield services industry. We recognized $9.3 million of losses from equity earnings in Forsys Subsea for the year ended December 31, 2015, which are included in lease and other income in the accompanying consolidated statements of income.

Summarized financial information—Summarized financial information for 100% of FTO Services and Forsys Subsea are presented below.

(In millions)	2015	2014(1)	2013(1)
As of December 31
Current assets	$49.6	$13.5
Noncurrent assets	4.2	0.1
Current liabilities	125.0	10.4
Noncurrent liabilities	40.2	7.0
Year ended December 31
Revenues	23.6	11.0	$2.1
Gross profit (loss)	(17.0)	(3.1)	(0.4)
Net income (loss)	(107.8)	(10.9)	(2.8)

______________________________

(1)	Due to its formation in the second quarter of 2015, financial information for Forsys Subsea is not applicable for 2014 and 2013.

NOTE 8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

	December 31,
(In millions)	2015	2014
Land and land improvements	$78.4	$83.8
Buildings	385.6	410.6
Machinery and equipment	1,620.8	1,530.5
Construction in process	178.8	266.9
	2,263.6	2,291.8
Accumulated depreciation	(892.1)	(833.4)
Property, plant and equipment, net	$1,371.5	$1,458.4

Depreciation expense was $179.5, million, $170.8 million and $156.0 million in 2015, 2014 and 2013, respectively. The amount of interest cost capitalized was $1.6 million, $0.9 million and $0.7 million in 2015, 2014 and 2013, respectively.

NOTE 9. GOODWILL AND INTANGIBLE ASSETS

Goodwill—The carrying amount of goodwill by reporting segment was as follows:

(In millions)	Subsea Technologies	Surface Technologies	Energy Infrastructure	Total
December 31, 2014	$378.8	$87.9	$85.4	$552.1
Impairment	—	(8.4)	—	(8.4)
Translation	(21.4)	(7.6)	—	(29.0)
December 31, 2015	$357.4	$71.9	$85.4	$514.7

[Refer to Note 4 to these consolidated financial statements for additional disclosure related to impairment of goodwill during the year ended December 31, 2015.] We did not recognize any impairment for the years ended December 31, 2014 and 2013, as the fair values of our reporting units with goodwill balances exceeded their carrying amounts.

Intangible assets—The components of intangible assets were as follows:

	December 31,
	2015		2014
(In millions)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer relationships	$96.8	$33.6	$142.4	$33.5
Patents and acquired technology	248.5	90.0	256.0	77.3
Trademarks	35.7	11.2	35.9	9.4
Other	5.2	5.1	5.9	5.5
Total intangible assets	$386.2	$139.9	$440.2	$125.7

An impairment charge of $33.3 million related to customer relationships intangible asset was recorded in our Surface Technologies segment during the year ended December 31, 2015. [Refer to Note 4 to these consolidated financial statements for additional disclosure related to asset impairment charges.] We did not have any material additions to our intangible assets during 2015 or 2014.

All of our acquired identifiable intangible assets are subject to amortization and, where applicable, foreign currency translation adjustments. We recorded $27.0 million, $25.9 million and $26.9 million in amortization expense related to intangible assets during the years ended December 31, 2015, 2014 and 2013, respectively. During the years 2016 through 2020, annual amortization expense is expected to be as follows: $25.0 million in 2016, $26.5 million in 2017, $24.1 million in 2018, $23.8 million in 2019, $23.7 million in 2020 and $123.2 million thereafter.

NOTE 10. DEBT

Credit facility—On September 24, 2015, we entered into a $2.0 billion revolving credit agreement (“credit agreement”) with Wells Fargo Bank, National Association, as Administrative Agent. The credit agreement is a five-year, revolving credit facility expiring in September 2020. Subject to certain conditions, at our request the aggregate commitments under the credit agreement may be increased by an additional $500.0 million.

Borrowings under the credit agreement bear interest at the highest of three base rates or the London interbank offered rate (“LIBOR”), at our option, plus an applicable margin. Depending on our senior unsecured credit rating, the applicable margin for revolving loans varies (i) in the case of LIBOR loans, from 1.00% to 1.75% and (ii) in the case of base rate loans, from 0.00% to 0.75%.

In connection with the new credit agreement, we terminated our previously existing $1.5 billion five-year revolving credit agreement.

Senior Notes—On September 21, 2012, we completed the public offering of $300.0 million aggregate principal amount of 2.00% senior notes due October 2017 (the “2017 Notes”) and $500.0 million aggregate principal amount of 3.45% senior notes due October 2022 (the “2022 Notes” and, collectively with the 2017 Notes, the “Senior Notes”). Interest on the Senior Notes is payable semi-annually in arrears on April 1 and October 1 of each year, beginning April 1, 2013. Net proceeds from the offering of $793.8 million were used for the repayment of outstanding commercial paper and indebtedness under our revolving credit facility.

The terms of the Senior Notes are governed by the indenture (the “Base Indenture”), dated as of September 21, 2012 between FMC Technologies and U.S. Bank National Association, as trustee (the “Trustee”), as amended and supplemented by the First Supplemental Indenture between FMC Technologies and the Trustee (the “First Supplemental Indenture”) relating to the issuance of the 2017 Notes and the Second Supplemental Indenture between FMC Technologies and the Trustee (the “Second Supplemental Indenture”) relating to the issuance of the 2022 Notes.

At any time prior to their maturity in the case of the 2017 Notes, and at any time prior to July 1, 2022, in the case of the 2022 Notes, we may redeem some or all of the Senior Notes at the redemption prices specified in the First Supplemental Indenture and Second Supplemental Indenture, respectively. At any time on or after July 1, 2022, we may redeem some or all of the 2022 Notes at the redemption price equal to 100% of the principal amount of the 2022 Notes redeemed. The Senior Notes are our senior unsecured obligations. The Senior Notes will rank equally in right of payment with all of our existing and future unsubordinated debt, and will rank senior in right of payment to all of our future subordinated debt.

Commercial paper—Under our commercial paper program, we have the ability to access $1.5 billion of short-term financing through our commercial paper dealers subject to the limit of unused capacity of our revolving credit agreement. Commercial paper borrowings are issued at market interest rates. Commercial paper borrowings as of December 31, 2015, had a weighted average interest rate of 0.89%.

Term loan—In August 2013, we entered into a R$60.7 million term loan agreement in Brazil maturing on August 15, 2016, with Itaú BBA., as Administrative Agent. Under the loan agreement, interest accrues at an annual rate of 5.50%. Principal is due at maturity and interest is paid quarterly.

Foreign uncommitted credit—We have uncommitted credit lines at many of our international subsidiaries for immaterial amounts. We utilize these facilities to provide a more efficient daily source of liquidity. The effective interest rates depend upon the local national market.

Short-term debt and current portion of long-term debt—Short-term debt and current portion of long-term debt consisted of the following:

	December 31,
(In millions)	2015	2014
Term loan	$15.6	$—
Capital leases	0.4	3.8
Foreign uncommitted credit facilities	5.9	7.9
Total short-term debt and current portion of long-term debt	$21.9	$11.7

Long-term debt—Long-term debt consisted of the following:

	December 31,
(In millions)	2015	2014
Revolving credit facility	$—	$—
Commercial paper (1)	337.2	469.1
2.00% Notes due 2017	299.1	298.6
3.45% Notes due 2022	497.5	497.2
Term loan	15.6	22.9
Capital leases	0.7	9.7
Total long-term debt	1,150.1	1,297.5
Less: current portion	(16.0)	(3.8)
Long-term debt, less current portion	$1,134.1	$1,293.7

_______________________

(1)	At December 31, 2015 and 2014, committed credit available under our revolving credit facility provided the ability to refinance our commercial paper obligations on a long-term basis. As we have both the ability and intent to refinance these obligations on a long-term basis, our commercial paper borrowings were classified as long-term in the consolidated balance sheets at December 31, 2015 and 2014.

Maturities of total long-term debt as of December 31, 2015, are payable as follows:

	Payments Due by Period
(In millions)	Total payments	Less than 1 year	1-3 years	3-5 years	After 5 years
Long-term debt	$1,150.1	$16.0	$636.6	$—	$497.5

NOTE 11. SALE LEASEBACK TRANSACTION

In March 2007, we sold and leased back property in Houston, Texas, consisting of land, offices and production facilities primarily related to the Subsea Technologies and Surface Technologies segments. We received net proceeds of $58.1 million in connection with the sale. The carrying value of the property sold was $20.3 million. We accounted for the transaction as a sale leaseback resulting in (i) first quarter 2007 recognition of $1.3 million of the $37.4 million gain on the transaction and (ii) the deferral of the remaining $36.1 million of the gain, which will be amortized to rent expense over the lease term. The deferred gain is presented in other liabilities in the consolidated balance sheet. The lease expires in 2022 and provides for two 5-year optional extensions. Annual rent of $4.2 million escalates 2.0% per year, and beginning in April 2017, annual rent will be re-established at $4.5 million and escalate 2.0% per year. The lease was recorded as an operating lease.

NOTE 12. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments associated with leases—We lease office space, manufacturing facilities and various types of manufacturing and data processing equipment. Leases of real estate generally provide for payment of property taxes, insurance and repairs by us. Substantially all of our leases are classified as operating leases. Rent expense under operating leases amounted to $131.2 million, $136.8 million and $149.7 million in 2015, 2014 and 2013, respectively.

In March 2014 we entered into construction and operating lease agreements to finance the construction of manufacturing and office facilities located in Houston, Texas. In January 2016, construction of the facilities was completed and the operating lease commenced. Upon expiration of the operating lease in September 2021, we have the option to renew the lease, purchase the facilities or re-market the facilities on behalf of the lessor, including certain guarantees of residual value under the re-marketing option.

At December 31, 2015, future minimum rental payments under noncancellable operating leases were:

(In millions)
2016	$85.9
2017	69.6
2018	58.5
2019	43.9
2020	34.5
Thereafter	128.6
Total	421.0
Less income from subleases	5.9
Net minimum operating lease payments	$415.1

Contingent liabilities associated with guarantees—In the ordinary course of business, we enter into standby letters of credit, performance bonds, surety bonds and other guarantees with financial institutions for the benefit of our customers, vendors and other parties. These financial instruments at December 31, 2015, represented $632.9 million of guarantees related to our future performance and $70.6 million of guarantees to secure a portion of our existing financial obligations. We expect to replace these financial instruments as they mature through the issuance of new or the extension of existing letters of credit and surety bonds.

In August 2014 FMC Technologies entered into an arrangement to guarantee the debt obligations under a revolving credit facility of FTO Services, our joint venture with Edison Chouest Offshore LLC. Under the terms of the guarantee, FMC Technologies and Edison Chouest Offshore LLC jointly and severally guaranteed amounts under the revolving credit facility with a maximum potential amount of future payments of $40.0 million that would become payable if FTO Services defaults in payment under the terms of the revolving credit facility. The term of the guarantee is two years. The liability recognized at inception for the fair value of our obligation as a guarantor was not material, and we expect our future performance under the guarantee to be remote.

Management believes the ultimate resolution of our known contingencies will not materially affect our consolidated financial position, results of operations, or cash flows.

Contingent liabilities associated with legal matters—We are involved in various pending or potential legal actions in the ordinary course of our business. Management is unable to predict the ultimate outcome of these actions, because of the inherent uncertainty of litigation. However, management believes that the most probable, ultimate resolution of these matters will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Contingent liabilities associated with liquidated damages—Some of our contracts contain provisions that require us to pay liquidated damages if we are responsible for the failure to meet specified contractual milestone dates and the applicable customer asserts a conforming claim under these provisions. These contracts define the conditions under which our customers may make claims against us for liquidated damages. Based upon the evaluation of our performance and other commercial and legal analysis, management believes we have appropriately accrued for probable liquidated damages at December 31, 2015 and 2014, and that the ultimate resolution of such matters will not materially affect our consolidated financial position, results of operations, or cash flows.

NOTE 13. STOCKHOLDERS’ EQUITY

Capital stock—The following is a summary of our capital stock activity for the years ended December 31, 2015, 2014 and 2013:

(Number of shares in thousands)	Common Stock Issued	Common Stock Held in Employee Benefit Trust	Treasury Stock
December 31, 2012	286,318	196	49,061
Stock awards	—	—	(998)
Treasury stock purchases	—	—	2,255
Net stock purchased for (sold from) employee benefit trust	—	(16)	—
December 31, 2013	286,318	180	50,318
Stock awards	—	—	(547)
Treasury stock purchases	—	—	4,855
Net stock purchased for (sold from) employee benefit trust	—	(13)	—
December 31, 2014	286,318	167	54,626
Stock awards	—	—	(523)
Treasury stock purchases	—	—	5,253
Net stock purchased for (sold from) employee benefit trust	—	(10)	—
December 31, 2015	286,318	157	59,356

The plan administrator of the Non-Qualified Plan purchases shares of our common stock on the open market. Such shares are placed in a trust owned by FMC Technologies.

In February 2015, the Board of Directors authorized an extension of our repurchase program by 15.0 million shares. As of December 31, 2015, the Board of Directors had authorized 90 million shares of common stock under our share repurchase program. We repurchased $190.4 million, $247.6 million and $116.3 million of common stock during 2015, 2014 and 2013, respectively, under the authorized repurchase program. As of December 31, 2015, approximately 17.8 million shares remained available for purchase under the current program which may be executed from time to time in the open market. We intend to hold repurchased shares in treasury for general corporate purposes, including issuances under our employee incentive compensation and stock plans. Treasury shares are accounted for using the cost method.

No cash dividends were declared on our common stock in 2015, 2014 or 2013.

Accumulated other comprehensive loss—Accumulated other comprehensive loss consisted of the following:

(In millions)	Foreign Currency Translation	Hedging	Defined Pension and Other Post-Retirement Benefits	Accumulated Other Comprehensive Loss
December 31, 2013	$(204.3)	$31.9	$(168.3)	$(340.7)
Other comprehensive income (loss) before reclassifications, net of tax	(107.6)	(108.4)	(154.4)	(370.4)
Reclassification adjustment for net (gains) losses included in net income, net of tax	—	(0.8)	28.2	27.4
Other comprehensive income (loss), net of tax	(107.6)	(109.2)	(126.2)	(343.0)
December 31, 2014	(311.9)	(77.3)	(294.5)	(683.7)
Other comprehensive income (loss) before reclassifications, net of tax	(182.3)	(64.9)	(21.0)	(268.2)
Reclassification adjustment for net (gains) losses included in net income, net of tax	—	55.1	24.1	79.2
Other comprehensive income (loss), net of tax	(182.3)	(9.8)	3.1	(189.0)
December 31, 2015	$(494.2)	$(87.1)	$(291.4)	$(872.7)

Reclassifications out of accumulated other comprehensive loss—Reclassifications out of accumulated other comprehensive loss consisted of the following:

	Year Ended
(In millions)	December 31, 2015	December 31, 2014	December 31, 2013
Details about Accumulated Other Comprehensive Loss Components	Amount Reclassified out of Accumulated Other Comprehensive Loss			Affected Line Item in the Consolidated Statement of Income
Gains (losses) on hedging instruments
Foreign exchange contracts:	$(122.8)	$(36.2)	$(11.7)	Revenue
	53.9	34.2	14.8	Costs of sales
	(1.7)	(0.2)	—	Selling, general and administrative expense
	0.1	—	—	Research and development expense
	0.1	—	—	Interest expense
	(70.4)	(2.2)	3.1	Income before income taxes
	15.3	3.0	2.1	Provision for income taxes
	$(55.1)	$0.8	$5.2	Net income
Defined pension and other post-retirement benefits
Settlements	$(1.9)	$(24.9)	$(5.1)	(a)
Amortization of actuarial loss	(31.2)	(18.6)	(31.7)	(a)
Amortization of prior service credit	(0.1)	(0.3)	0.5	(a)
Amortization of transition asset	0.1	0.1	0.1	(a)
	(33.1)	(43.7)	(36.2)	Income before income taxes
	9.0	15.5	15.2	Provision for income taxes
	$(24.1)	$(28.2)	$(21.0)	Net income

_______________________

(a)  These accumulated other comprehensive income components are included in the computation of net periodic pension cost ([see Note 15 for additional details]).

NOTE 14. INCOME TAXES

Components of income (loss) before income taxes—Domestic and foreign components of income (loss) before income taxes were as follows:

	Year Ended December 31,
(In millions)	2015	2014	2013
Domestic	$(67.7)	$353.2	$150.7
Foreign	568.6	707.7	563.3
Income before income taxes attributable to FMC Technologies, Inc.	$500.9	$1,060.9	$714.0

Provision for income tax—The provision for income taxes consisted of:

	Year Ended December 31,
(In millions)	2015	2014	2013
Current:
Federal	$15.9	$139.6	$77.8
State	(2.7)	11.7	5.6
Foreign	82.5	227.8	149.6
Total current	95.7	379.1	233.0
Deferred:
Increase in the valuation allowance for deferred tax assets	27.7	34.1	0.5
Decrease of deferred tax liability for change in tax rates	(3.9)	(2.3)	(4.3)
Other deferred tax (benefit) expense	(11.7)	(49.9)	(16.6)
Total deferred	12.1	(18.1)	(20.4)
Provision for income taxes	$107.8	$361.0	$212.6

Deferred tax assets and liabilities—Significant components of deferred tax assets and liabilities were as follows:

	December 31,
(In millions)	2015	2014
Deferred tax assets attributable to:
Accrued expenses	$55.0	$58.0
Non-deductible interest	43.8	29.2
Foreign tax credit carryforwards	29.3	29.3
Accrued pension and other post-retirement benefits	88.8	91.8
Stock-based compensation	34.4	28.9
Net operating loss carryforwards	44.7	48.7
Inventories	43.0	31.7
Norwegian correction tax	—	50.4
Research and development credit	4.7	—
Foreign exchange	4.1	40.2
Deferred tax assets	347.8	408.2
Valuation allowance	(58.3)	(38.9)
Deferred tax assets, net of valuation allowance	289.5	369.3
Deferred tax liabilities attributable to:
Revenue in excess of billings on contracts accounted for under the percentage of completion method	87.8	105.2
U.S. tax on foreign subsidiaries’ undistributed earnings not indefinitely reinvested	0.2	52.5
Property, plant and equipment, goodwill and other assets	116.4	142.8
Deferred tax liabilities	204.4	300.5
Net deferred tax assets (liabilities)	$85.1	$68.8

At December 31, 2015 and 2014, the carrying amount of net deferred tax assets and the related valuation allowance included the impact of foreign currency translation adjustments.

Non-deductible interest. At December 31, 2015, deferred tax assets include tax benefits of $43.8 million related to certain intercompany interest costs which are not currently deductible, but which may be deductible in future periods. If not utilized, these costs will become permanently nondeductible beginning in 2025. Management believes that it is more likely than not that we will not be able to deduct these costs before expiration of the carry forward period; therefore, we have established a valuation allowance against the related deferred tax assets.

Foreign tax credit carryforwards. At December 31, 2015, deferred tax assets included U.S. foreign tax credit carryforwards of $29.3 million, which, if not utilized, will begin to expire in 2022. Realization of these deferred tax assets is dependent on the generation of sufficient U.S. taxable income prior to the above date. Based on long-term forecasts of operating results, management believes that it is more likely than not that domestic earnings over the forecast period will result in sufficient U.S. taxable income to fully realize these deferred tax assets. In its analysis, management has considered the effect of foreign deemed dividends and other expected adjustments to domestic earnings that are required in determining U.S. taxable income. Foreign earnings taxable to us as dividends, including deemed dividends for U.S. tax purposes, were $190.2 million, $186.6 million and $196.2 million, in 2015, 2014 and 2013, respectively.

Net operating loss carryforwards. At December 31, 2015, deferred tax assets included tax benefits related to net operating loss carryforwards attributable to foreign entities. If not utilized, these net operating loss carryforwards will begin to expire in 2018. Management believes it is more likely than not that we will not be able to utilize certain of these operating loss carryforwards before expiration; therefore, we have established a valuation allowance against the related deferred tax assets.

Unrecognized tax benefits—The following table presents a summary of changes in our unrecognized tax benefits and associated interest and penalties:

(In millions)	Federal, State and Foreign Tax	Accrued Interest and Penalties	Total Gross Unrecognized Income Tax Benefits
Balance at December 31, 2012	$30.5	$6.4	$36.9
Additions for tax positions related to prior years	3.1	0.4	3.5
Additions for tax positions related to current year	3.5	0.3	3.8
Balance at December 31, 2013	$37.1	$7.1	$44.2
Additions for tax positions related to prior years	0.6	0.4	1.0
Reductions for tax positions due to settlements	(1.4)	(0.3)	(1.7)
Balance at December 31, 2014	$36.3	$7.2	$43.5
Additions for tax positions related to prior years	7.3	1.3	8.6
Additions for tax positions related to current year	6.1	—	6.1
Reductions for tax positions due to settlements	(40.4)	(7.8)	(48.2)
Balance at December 31, 2015	$9.3	$0.7	$10.0

At December 31, 2015, 2014 and 2013, there were $9.3 million, $43.1 million and $41.7 million, respectively, of unrecognized tax benefits that if recognized would affect the annual effective tax rate.

It is reasonably possible that within twelve months unrecognized tax benefits related to certain tax reporting positions taken in prior periods could decrease by up to $9.7 million, due to either the expiration of the statute of limitations in certain jurisdictions or the resolution of current income tax examinations, or both.

In 2015, IRS examinations of our U.S. federal income tax returns for our 2010 and 2011 tax years as well as protests filed with the IRS Appeals Office with respect to proposed adjustments related to our 2007 through 2009 tax years were resolved.

The following tax years and thereafter remain subject to examination: 2010 for Angola, 2006 for Norway, 2007 for Nigeria, 2010 for Brazil and 2012 for the United States.

Effective income tax rate reconciliation—The effective income tax rate was different from the statutory U.S. federal income tax rate due to the following:

	Year Ended December 31,
	2015	2014	2013
Statutory U.S. federal income tax rate	35%	35%	35%
Net difference resulting from:
Foreign earnings subject to different tax rates:
Singapore	(8)	(1)	2
Malaysia	(4)	(1)	(3)
Luxembourg	(4)	(4)	(6)
Other	(7)	(2)	(6)
Foreign earnings subject to U.S. tax	3	2	2
Non-deductible Multi Phase Meters earn-out adjustments	—	—	1
Settlement of foreign audits	—	—	1
Foreign withholding taxes	3	2	3
Change in valuation allowance	6	3	—
Other	(2)	—	1
Effective income tax rate	22%	34%	30%

Undistributed earnings of foreign subsidiaries. We have provided U.S. income taxes on $1,532.2 million of cumulative undistributed earnings of certain foreign subsidiaries where we have determined that the foreign subsidiaries’ earnings are not indefinitely reinvested. No provision for U.S. income taxes has been recorded on earnings of foreign subsidiaries that are indefinitely reinvested. The cumulative balance of foreign earnings with respect to which no provision for U.S. income taxes has been recorded was $1,948.5 million at December 31, 2015. The amount of applicable U.S. income taxes that would be incurred if these earnings were repatriated is approximately $717.2 million.

Income tax holidays. We benefit from income tax holidays in Singapore and Malaysia which will expire after 2018 for Singapore and 2017 and 2020 for Malaysia. For the years ended December 31, 2015 and 2014, these tax holidays reduced our provision for income taxes by $29.3 million, or $0.13 per share on a diluted basis, and $1.3 million, or $0.01 per share on a diluted basis, respectively.

NOTE 15. PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

We have funded and unfunded defined benefit pension plans which provide defined benefits based on years of service and final average salary. In October 2009, the Board of Directors amended the U.S. Qualified and Non-Qualified Defined Benefit Pension Plans (“U.S. Pension Plans”) to freeze participation in the U.S. Pension Plans for all new nonunion employees hired on or after January 1, 2010, and current nonunion employees with less than five years of vesting service as of December 31, 2009 (“frozen participants”). For current nonunion employees with less than five years of vesting service as of December 31, 2009, benefits accrued under the U.S. Pension Plans and earned as of that date were frozen based on credited service and pay as of December 31, 2009.

In 2014, the Company amended the U.S. Qualified Pension Plan, and effective June 1, 2014, the assets and liabilities attributable to participants who are (i) either frozen participants or participants that had terminated service and subsequently became re-employed on or after January 1, 2010, and (ii) active employees of FMC Technologies as of June 1, 2014 were transferred from the U.S. Qualified Pension Plan to the FMC Technologies, Inc. Frozen Retirement Plan (“Frozen Plan”). Under the Frozen Plan, participants had the option to accept cash or an annuity upon the Frozen Plan’s termination. In December 2014, substantially all settlement payments were made based on frozen participants’ elections and settlement costs were recorded during 2014.

Also on June 1, 2014, the U.S. Qualified Pension Plan was further amended to provide vested participants who had terminated employment prior to May 1, 2014 an option to commence their benefits immediately, either as an annuity or a single lump sum payment. In December 2014, lump sum payments were paid out of the Plan to these terminated vested participants.

Foreign-based employees are eligible to participate in FMC Technologies-sponsored or government-sponsored benefit plans to which we contribute. Several of the foreign defined benefit pension plans sponsored by us provide for employee contributions; the remaining plans are noncontributory.

We have other post-retirement benefit plans covering substantially all of our U.S. employees who were hired prior to January 1, 2003. The post-retirement health care plans are contributory; the post-retirement life insurance plans are noncontributory.

We are required to recognize the funded status of defined benefit post-retirement plans as an asset or liability in the consolidated balance sheet and recognize changes in that funded status in comprehensive income in the year in which the changes occur. Further, we are required to measure the plan’s assets and its obligations that determine its funded status as of the date of the consolidated balance sheet. We have applied this guidance to our domestic pension and other post-retirement benefit plans as well as for many of our non-U.S. plans, including those in the United Kingdom, Norway, Germany, France and Canada. Pension expense measured in compliance with GAAP for the other non-U.S. pension plans is not materially different from the locally reported pension expense.

The funded status of our U.S. Pension Plans, certain foreign pension plans and U.S. post-retirement health care and life insurance benefit plans, together with the associated balances recognized in our consolidated balance sheets as of December 31, 2015 and 2014, were as follows:

	Pensions				Other Post-retirement Benefits
	2015		2014		2015	2014
(In millions)	U.S.	Int’l	U.S.	Int’l
Accumulated benefit obligation	$539.3	$364.5	$552.4	$406.3
Projected benefit obligation at January 1	$640.6	$482.5	$585.0	$438.8	$10.4	$6.7
Service cost	14.4	16.1	13.8	16.7	—	0.1
Interest cost	26.4	14.8	29.1	18.5	0.4	0.3
Actuarial (gain) loss	(35.6)	(36.9)	101.8	71.6	(1.2)	4.0
Amendments	—	—	2.4	0.3	—	(0.1)
Settlements	(4.9)	(0.1)	(63.8)	—	—	—
Foreign currency exchange rate changes	—	(39.1)	—	(53.6)	—	—
Plan participants’ contributions	—	2.1	—	2.4	—	—
Benefits paid	(23.8)	(11.5)	(27.7)	(12.2)	(0.5)	(0.6)
Other	—	0.6	—	—	—	—
Projected benefit obligation at December 31	617.1	428.5	640.6	482.5	9.1	10.4
Fair value of plan assets at January 1	504.8	386.7	576.8	400.8	—	—
Actual return on plan assets	(20.3)	(7.5)	8.5	13.5	—	—
Company contributions	7.6	16.2	11.0	22.6	0.5	0.6
Foreign currency exchange rate changes	—	(30.0)	—	(40.4)	—	—
Settlements	(4.9)	(0.1)	(63.8)	—	—	—
Plan participants’ contributions	—	2.1	—	2.4	—	—
Benefits paid	(23.8)	(11.5)	(27.7)	(12.2)	(0.5)	(0.6)
Fair value of plan assets at December 31	463.4	355.9	504.8	386.7	—	—
Funded status of the plans (liability) at December 31	$(153.7)	$(72.6)	$(135.8)	$(95.8)	$(9.1)	$(10.4)

	Pensions				Other Post-retirement Benefits
	2015		2014		2015	2014
(In millions)	U.S.	Int’l	U.S.	Int’l
Current portion of accrued pension and other post-retirement benefits	$(3.8)	$(0.4)	$(4.1)	$(0.4)	$(0.7)	$(0.8)
Accrued pension and other post-retirement benefits, net of current portion	(149.9)	(72.2)	(131.7)	(95.4)	(8.4)	(9.6)
Funded status recognized in the consolidated balance sheets at December 31	$(153.7)	$(72.6)	$(135.8)	$(95.8)	$(9.1)	$(10.4)

The following table summarizes the pre-tax amounts in accumulated other comprehensive (income) loss at December 31, 2015 and 2014 that have not been recognized as components of net periodic benefit cost:

	Pensions				Other Post-retirement Benefits
	2015		2014		2015	2014
(In millions)	U.S.	Int’l	U.S.	Int’l
Pre-tax amounts recognized in accumulated other comprehensive (income) loss:
Unrecognized actuarial (gain) loss	$242.0	$174.8	$234.9	$187.8	$(0.2)	$1.1
Unrecognized prior service (credit) cost	0.1	1.2	0.2	1.3	—	(0.1)
Unrecognized transition asset	—	(0.1)	—	(0.2)	—	—
Accumulated other comprehensive (income) loss at December 31	$242.1	$175.9	$235.1	$188.9	$(0.2)	$1.0

The following tables summarize the projected and accumulated benefit obligations and fair values of plan assets where the projected or accumulated benefit obligation exceeds the fair value of plan assets at December 31, 2015 and 2014:

	Pensions				Other Post-retirement Benefits
	2015		2014		2015	2014
(In millions)	U.S.	Int’l	U.S.	Int’l
Plans with underfunded or non-funded projected benefit obligation:
Aggregate projected benefit obligation	$617.1	$428.5	$640.6	$482.5	$9.1	$10.4
Aggregate fair value of plan assets	$463.4	$355.9	$504.8	$386.7	$—	$—

	Pensions				Other Post-retirement Benefits
	2015		2014		2015	2014
(In millions)	U.S.	Int’l	U.S.	Int’l
Plans with underfunded or non-funded accumulated benefit obligation:
Aggregate accumulated benefit obligation	$539.3	$117.7	$552.4	$145.0
Aggregate fair value of plan assets	$463.4	$90.4	$504.8	$103.1

The following table summarizes the components of net periodic benefit cost (income) for the years ended December 31, 2015, 2014 and 2013:

	Pensions						Other Post-retirement Benefits
	2015		2014		2013		2015	2014	2013
(In millions)	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l
Components of net periodic benefit cost (income):
Service cost	$14.4	$16.1	$13.8	$16.7	$16.5	$14.7	$—	$0.1	$0.1
Interest cost	26.4	14.8	29.1	18.5	25.8	16.1	0.4	0.3	0.2
Expected return on plan assets	(43.9)	(27.9)	(46.3)	(30.0)	(41.6)	(23.7)	—	—	—
Settlement cost	2.1	(0.1)	22.5	—	5.1	—	—	—	—
Curtailment cost	—	—	2.4	—	—	—	—	—	—
Amortization of transition asset	—	(0.1)	—	(0.1)	—	(0.1)	—	—	—
Amortization of prior service cost (credit)	—	0.1	(0.1)	0.4	(0.1)	0.1	—	—	(0.5)
Amortization of net actuarial loss (gain)	19.4	11.7	12.2	6.7	26.6	5.3	0.1	(0.3)	(0.2)
Net periodic benefit cost (income)	$18.4	$14.6	$33.6	$12.2	$32.3	$12.4	$0.5	$0.1	$(0.4)

The following table summarizes changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the years ended December 31, 2015, 2014 and 2013:

	Pensions						Other Post-retirement Benefits
	2015		2014		2013		2015	2014	2013
(In millions)	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l
Changes in plan assets and benefit obligations recognized in other comprehensive income (loss):
Net actuarial gain (loss) arising during period	$(28.5)	$0.6	$(139.6)	$(80.9)	$193.3	$(15.6)	$1.2	$(4.0)	$1.7
Prior service (cost) credit arising during period	—	—	(2.3)	(0.3)	—	(0.6)	—	0.1	—
Settlements and curtailments	2.1	(0.1)	24.9	—	5.1	—	—	—	—
Amortization of net actuarial loss (gain)	19.4	11.7	12.2	6.7	26.6	5.3	0.1	(0.3)	(0.2)
Amortization of prior service cost (credit)	—	0.1	(0.1)	0.4	(0.1)	0.1	—	—	(0.5)
Amortization of transition asset	—	(0.1)	—	(0.1)	—	(0.1)	—	—	—
Other	—	(0.6)	—	—	—	—	—	—	—
Total recognized in other comprehensive income (loss)	$(7.0)	$11.6	$(104.9)	$(74.2)	$224.9	$(10.9)	$1.3	$(4.2)	$1.0

Included in accumulated other comprehensive income (loss) at December 31, 2015, are noncash, pre-tax charges which have not yet been recognized in net periodic benefit cost (income). The estimated amounts expected to be amortized from the portion of each component of accumulated other comprehensive income (loss) as a component of net period benefit cost (income), during the next fiscal year are as follows:

	Pensions		Other Post-retirement Benefits
(In millions)	U.S.	Int’l
Net actuarial losses (gains)	$15.5	$10.2	$(0.1)
Prior service cost (credit)	$0.1	$0.1	$—
Transition asset	$—	$(0.1)	$—

Key assumptions—The following weighted-average assumptions were used to determine the benefit obligations:

	Pensions				Other Post-retirement Benefits
	2015		2014		2015	2014
	U.S.	Int’l	U.S.	Int’l
Discount rate	4.70%	3.39%	4.20%	3.21%	4.70%	4.20%
Rate of compensation increase	4.00%	3.71%	4.00%	3.84%

The following weighted-average assumptions were used to determine net periodic benefit cost:

	Pensions						Other Post-retirement Benefits
	2015		2014		2013		2015	2014	2013
	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l
Discount rate	4.20%	3.21%	5.10%	4.30%	3.90%	4.46%	4.20%	5.10%	3.90%
Rate of compensation increase	4.00%	3.84%	4.00%	4.29%	4.00%	3.98%
Expected rate of return on plan assets	9.00%	7.48%	9.00%	7.61%	9.00%	7.44%

Our estimate of expected rate of return on plan assets is primarily based on the historical performance of plan assets, current market conditions, our asset allocation and long-term growth expectations.

Plan assets—Our pension investment strategy emphasizes maximizing returns consistent with balancing risk. Excluding our international plans with insurance-based investments, 89% of our total pension plan assets represent the U.S. qualified plan, the U.K. plan and the Canadian plan. These plans are primarily invested in equity securities to maximize the long-term returns of the plans. The investment managers of these assets, including the hedge funds and limited partnerships, use Graham and Dodd fundamental investment analysis to select securities that have a margin of safety between the price of the security and the estimated value of the security. This value-oriented approach tends to mitigate the risk of a large equity allocation.

The following is a description of the valuation methodologies used for the pension plan assets. There have been no changes in the methodologies used at December 31, 2015 and 2014.

•	Cash is valued at cost, which approximates fair value.

•	Equity securities are comprised of common stock and preferred stock. The fair values of equity securities are valued at the closing price reported on the active market on which the securities are traded.

•	Fair values of registered investment companies and common/collective trusts are valued based on quoted market prices, which represent the net asset value (“NAV”) of shares held. Registered investment companies primarily include investments in emerging market bonds. Common/collective trusts primarily includes money market instruments with short maturities.

•	Insurance contracts are valued at book value, which approximates fair value, and is calculated using the prior-year balance plus or minus investment returns and changes in cash flows.

•	The fair values of hedge funds are valued using the NAV as determined by the administrator or custodian of the fund. The funds primarily invest in U.S. and international equities, debt securities and other hedge funds.

•	The fair values of limited partnerships are valued using the NAV as determined by the administrator or custodian of the fund. The partnerships primarily invest in U.S. and international equities and debt securities.

•	Real estate and other investments primarily consists of real estate investment trusts and other investments. These investments are measured at quoted market prices, which represent the NAV of the securities held in such funds at year end.

Our pension plan assets measured at fair value on a recurring basis are as follows at December 31, 2015 and 2014. [Refer to “Fair value measurements” in Note 1 to these consolidated financial statements for a description of the levels.]

	U.S.				International
December 31, 2015 (In millions)	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$29.7	$29.7	$—	$—	$1.2	$1.2	$—	$—
Equity securities:
U.S. companies	150.0	150.0	—	—	44.5	44.5	—	—
International companies	30.8	30.8	—	—	221.8	221.8	—	—
Registered investment companies (1)	14.8				—
Common/collective trusts (1)	23.1				—
Insurance contracts	—	—	—	—	88.4	—	88.4	—
Hedge funds (1)	140.3				—
Limited partnerships (1)	68.3				—
Real estate and other investments	6.1	6.1	—	—	—	—	—	—
Total assets	$463.1	$216.6	$—	$—	$355.9	$267.5	$88.4	$—
December 31, 2014 (In millions)
Cash and cash equivalents	$103.6	$103.6	$—	$—	$0.3	$0.3	$—	$—
Equity securities:
U.S. companies	162.3	162.3	—	—	44.1	44.1	—	—
International companies	53.5	53.5	—	—	241.9	241.9	—	—
Registered investment companies (1)	4.8				—
Common/collective trusts (1)	49.3				—
Insurance contracts	—	—	—	—	100.4	—	100.4	—
Hedge funds (1)	65.3				—
Limited partnerships (1)	60.3				—
Real estate and other investments	6.5	6.5	—	—	—	—	—	—
Total assets	$505.6	$325.9	$—	$—	$386.7	$286.3	$100.4	$—

 _______________________

(1)	Certain investments that are measured at fair value using net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.

Contributions—We expect to contribute approximately $12.7 million to our international pension plans, representing primarily the U.K. and Norway qualified pension plans, and approximately $3.7 million to our U.S. Non-Qualified Defined Benefit Pension Plan in 2016. All of the contributions are expected to be in the form of cash. In 2015 and 2014, we contributed $24.3 million and $33.6 million to the pension plans, respectively.

Estimated future benefit payments—The following table summarizes expected benefit payments from our various pension and post-retirement benefit plans through 2025. Actual benefit payments may differ from expected benefit payments.

	Pensions		Other Post-retirement Benefits
(In millions)	U.S.	International
2016	$26.9	$11.1	$0.7
2017	$40.7	$11.9	$0.7
2018	$27.4	$13.3	$0.7
2019	$28.9	$14.3	$0.7
2020	$30.5	$15.4	$0.7
2021-2025	$180.0	$94.8	$3.4

Savings plans—The FMC Technologies, Inc. Savings and Investment Plan (“Qualified Plan”), a qualified salary reduction plan under Section 401(k) of the Internal Revenue Code, is a defined contribution plan. Additionally, we have a non-qualified deferred compensation plan, the Non-Qualified Plan, which allows certain highly compensated employees the option to defer the receipt of a portion of their salary. We match a portion of the participants’ deferrals to both plans. In October 2009, the Board of Directors approved amendments to the U.S. Qualified Plan and Non-Qualified Plan (“Amended Plans”). Under the Amended Plans, we are required to make a nonelective contribution every pay period to all new nonunion employees hired on or after January 1, 2010, and current nonunion employees with less than five years of vesting service as of December 31, 2009. Nonelective contributions under the Amended Plans vest with three years of service with FMC Technologies.

Participants in the Non-Qualified Plan earn a return based on hypothetical investments in the same options as our 401(k) plan, including FMC Technologies stock. Changes in the market value of these participant investments are reflected as an adjustment to the deferred compensation liability with an offset to other income (expense), net. As of December 31, 2015 and 2014, our liability for the Non-Qualified Plan was $29.0 million and $38.5 million, respectively, and was recorded in other non-current liabilities. We hedge the financial impact of changes in the participants’ hypothetical investments by purchasing the investments that the participants have chosen. With the exception of FMC Technologies stock, which is maintained at its cost basis, changes in the fair value of these investments are recognized as an offset to other income (expense), net. As of December 31, 2015 and 2014, we had investments for the Non-Qualified Plan totaling $24.4 million and $30.7 million, respectively, at fair market value and FMC Technologies stock held in trust of $7.0 million and $8.0 million, respectively, at its cost basis. [Refer to Note 18 to these consolidated financial statements for fair value disclosure of the Non-Qualified Plan investments.]

We recognized expense of $27.6 million, $28.4 million and $23.5 million, for matching contributions to these plans in 2015, 2014 and 2013, respectively. Additionally, we recognized expense of $17.7 million, $18.9 million and $16.2 million for nonelective contributions in 2015, 2014 and 2013, respectively.

NOTE 16. STOCK-BASED COMPENSATION

Incentive compensation and stock plan—The Amended and Restated FMC Technologies, Inc. Incentive Compensation and Stock Plan (the “Plan”) provides certain incentives and awards to officers, employees, directors and consultants of FMC Technologies or its affiliates. The Plan allows our Board of Directors to make various types of awards to non-employee directors and the Compensation Committee (the “Committee”) of the Board of Directors to make various types of awards to other eligible individuals. Awards include management incentive awards, stock options, stock appreciation rights, performance units, stock units, restricted stock or other awards authorized under the Plan. All awards are subject to the Plan’s provisions.

Under the Plan, 48.0 million shares of our common stock were authorized for awards. These shares are in addition to shares previously granted by FMC Corporation and converted into approximately 18.0 million shares of our common stock. As of December 31, 2015, 4.0 million shares were reserved to satisfy existing awards and 19.0 million shares were available for future awards.

Management incentive awards may be awards of cash, common stock, restricted stock or a combination thereof. Grants of stock options may be incentive and/or nonqualified stock options. The exercise price for options is determined by the Committee but cannot be less than the fair market value of our common stock at the grant date. Restricted stock and restricted stock unit grants specify any applicable performance goals, the time and rate of vesting and such other provisions as determined by the Committee. Restricted stock unit grants generally vest after three to four years of service. Additionally, most awards immediately vest upon a change of control as defined in the Plan document.

Under the Plan, our Board of Directors has the authority to grant non-employee directors stock options, restricted stock and restricted stock units. Unless otherwise determined by our Board of Directors, awards to non-employee directors generally vest on the date of our annual stockholder meeting following the date of grant. Restricted stock units are settled when a director ceases services to the Board of Directors. However, a director may elect to settle restricted stock units either (i) in a calendar year no later than a year for which such restricted stock units are payable or (ii) in annual installments over a period of time with such installments commencing no later than a year for which such restricted stock units are payable. At December 31, 2015, outstanding awards to active and retired non-employee directors included 793 thousand stock units.

The compensation expense for awards under the plan is as follows:

	Year Ended December 31,
(In millions)	2015	2014	2013
Stock-based compensation expense	$49.4	$44.9	$47.7
Income tax benefits related to stock-based compensation expense	$16.8	$14.5	$16.2

Stock-based compensation expense is recognized over the lesser of the stated vesting period (three or four years) or the period until the employee reaches age 62 (the retirement eligible age under the plan).

As of December 31, 2015, the portion of stock-based compensation expense related to outstanding awards to be recognized in future periods is as follows:

December 31, 2015
Stock-based compensation expense not yet recognized (in millions)	$49.4
Weighted-average recognition period (in years)	1.7

Restricted stock units—A summary of the nonvested restricted stock units to employees as of December 31, 2015, and changes during the year is presented below:

(Shares in thousands)	Shares	Weighted-Average Grant Date Fair Value
Nonvested at December 31, 2014	2,554	$51.46
Granted	1,521	$39.36
Vested	(574)	$50.94
Cancelled/forfeited	(226)	$47.07
Nonvested at December 31, 2015	3,275	$46.11

For current-year performance-based awards, the payout was dependent upon our performance relative to a peer group of companies with respect to earnings growth and return on investment for the year ended December 31, 2015. Based on results for the performance period, the payout will be 338 thousand shares at the vesting date in January 2018. Compensation cost was measured for 2015 based on the actual outcome of the performance conditions.

For current-year market-based awards (“2015 Market-Based Awards”), actual payouts may vary from zero to 123 thousand shares, contingent upon our performance relative to the same peer group of companies with respect to total shareholder return (“TSR”) for a three year period ending December 31, 2017. For prior year market-based awards (“2014 Market-Based Awards”), actual payouts may vary from zero to 86 thousand shares, contingent upon our performance relative to the same peer group of companies with respect to TSR for a three year period ending December 31, 2016. In 2012, the Committee changed the payout with respect to the TSR metric to make it possible to have a payout regardless of whether our TSR for the year is positive or negative. If our TSR for any given year is not positive, the payout with respect to the TSR is limited to the target previously established by the Committee. In 2014, the Committee changed the performance evaluation period from one year to three years. Compensation cost for these awards was calculated using the grant date fair market value, as estimated using a Monte Carlo simulation, and is not subject to change based on future events.

The following summarizes values for restricted stock unit activity to employees:

	Year Ended December 31,
	2015	2014	2013
Weighted average grant date fair value of restricted stock units granted	$39.36	$51.20	$53.01
Vest date fair value of restricted stock units vested (in millions)	$25.5	$39.1	$51.5

On January 2, 2016, restricted stock units vested and approximately 0.7 million shares were issued to employees.

NOTE 17. DERIVATIVE FINANCIAL INSTRUMENTS

For purposes of mitigating the effect of changes in exchange rates, we hold derivative financial instruments to hedge the risks of certain identifiable and anticipated transactions and recorded assets and liabilities in our consolidated balance sheets. The types of risks hedged are those relating to the variability of future earnings and cash flows caused by movements in foreign currency exchange rates. Our policy is to hold derivatives only for the purpose of hedging risks associated with anticipated foreign currency purchases and sales created in the normal course of business and not for trading purposes where the objective is solely to generate profit.

Generally, we enter into hedging relationships such that changes in the fair values or cash flows of the transactions being hedged are expected to be offset by corresponding changes in the fair value of the derivatives. For derivative instruments that qualify as a cash flow hedge, the effective portion of the gain or loss of the derivative, which does not include the time value component of a forward currency rate, is reported as a component of other comprehensive income (“OCI”) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. For derivative instruments not designated as hedging instruments, any change in the fair value of those instruments are reflected in earnings in the period such change occurs.

We hold the following types of derivative instruments:

Foreign exchange rate forward contracts – The purpose of these instruments is to hedge the risk of changes in future cash flows of anticipated purchase or sale commitments denominated in foreign currencies and recorded assets and liabilities in our consolidated balance sheets. At December 31, 2015, we held the following material net positions:

	Net Notional Amount Bought (Sold)
(In millions)		USD Equivalent
Brazilian real	270.5	69.3
British pound	83.4	123.6
Canadian dollar	(195.8)	(141.1)
Euro	151.6	165.0
Malaysian ringgit	194.0	45.2
Norwegian krone	2,199.9	249.5
Singapore dollar	213.4	150.7
U.S. dollar	(889.7)	(889.7)

Foreign exchange rate instruments embedded in purchase and sale contracts – The purpose of these instruments is to match offsetting currency payments and receipts for particular projects or conduct business in internationally recognized and traded currencies. At December 31, 2015, our portfolio of these instruments included the following material net positions:

	Net Notional Amount Bought (Sold)
(In millions)		USD Equivalent
Brazilian real	(84.3)	(21.6)
Euro	13.1	14.3
Norwegian krone	(131.5)	(14.9)
U.S. dollar	24.8	24.8

Fair value amounts for all outstanding derivative instruments have been determined using available market information and commonly accepted valuation methodologies. [Refer to Note 18 to these consolidated financial statements for further disclosures related to the fair value measurement process.] Accordingly, the estimates presented may not be indicative of the amounts that we would realize in a current market exchange and may not be indicative of the gains or losses we may ultimately incur when these contracts are settled.

The following table presents the location and fair value amounts of derivative instruments reported in the consolidated balance sheets.

	December 31, 2015		December 31, 2014
(In millions)	Assets	Liabilities	Assets	Liabilities
Derivatives designated as hedging instruments:
Foreign exchange contracts:
Current – Derivative financial instruments	$345.6	$526.2	$172.1	$207.1
Long-term – Derivative financial instruments	0.1	0.5	129.4	214.6
Total derivatives designated as hedging instruments	345.7	526.7	301.5	421.7
Derivatives not designated as hedging instruments:
Foreign exchange contracts:
Current – Derivative financial instruments	26.3	28.7	25.5	23.1
Long-term – Derivative financial instruments	—	—	5.5	5.6
Total derivatives not designated as hedging instruments	26.3	28.7	31.0	28.7
Total derivatives	$372.0	$555.4	$332.5	$450.4

We recognized a loss of $11.9 million and gains of $0.9 million and $0.1 million on cash flow hedges for the years ended December 31, 2015, 2014 and 2013, respectively, due to hedge ineffectiveness as it was probable that the original forecasted transaction would not occur. Cash flow hedges of forecasted transactions, net of tax, resulted in accumulated other comprehensive loss of $87.1 million and $77.3 million at December 31, 2015 and 2014, respectively. We expect to transfer an approximate $66.9 million loss from accumulated OCI to earnings during the next 12 months when the anticipated transactions actually occur. All anticipated transactions currently being hedged are expected to occur by the second half of 2017.

The following tables present the location of gains (losses) on the consolidated statements of income related to derivative instruments designated as cash flow hedges.

	Gain (Loss) Recognized in OCI (Effective Portion)
	Year Ended December 31,
(In millions)	2015	2014	2013
Foreign exchange contracts	$(83.5)	$(137.1)	$24.1

Location of Gain (Loss) Reclassified from Accumulated OCI into Income	Gain (Loss) Reclassified From Accumulated OCI into Income (Effective Portion)
	Year Ended December 31,
(In millions)	2015	2014	2013
Foreign exchange contracts:
Revenue	$(122.8)	$(36.2)	$(11.7)
Cost of sales	53.9	34.2	14.8
Selling, general and administrative expense	(1.7)	(0.2)	—
Research and development expense	0.1	—	—
Interest expense	0.1	—	—
Total	$(70.4)	$(2.2)	$3.1

Location of Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Income (Ineffective Portion and Amount Excluded from Effectiveness Testing)
	Year Ended December 31,
(In millions)	2015	2014	2013
Foreign exchange contracts:
Revenue	$14.2	$24.7	$2.7
Cost of sales	(17.3)	(24.9)	(11.0)
Total	$(3.1)	$(0.2)	$(8.3)

The following table presents the location of gains (losses) on the consolidated statements of income related to derivative instruments not designated as hedging instruments.

Location of Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Income on Derivatives (Instruments Not Designated as Hedging Instruments)
	Year Ended December 31,
(In millions)	2015	2014	2013
Foreign exchange contracts:
Revenue	$(11.1)	$(4.0)	$0.6
Cost of sales	2.8	0.7	(0.2)
Other income (expense), net (1)	43.4	35.4	(15.0)
Total	$35.1	$32.1	$(14.6)

 _______________________

(1)	Other income (expense), net excludes asset and liability remeasurement gains and losses.

Balance Sheet Offsetting—We execute derivative contracts only with counterparties that consent to a master netting agreement which permits net settlement of the gross derivative assets against gross derivative liabilities. Each instrument is accounted for individually and assets and liabilities are not offset. As of December 31, 2015 and 2014, we had no collateralized derivative contracts. The following tables present both gross information and net information of recognized derivative instruments:

	December 31, 2015			December 31, 2014
(In millions)	Gross Amount Recognized	Gross Amounts Not Offset Permitted Under Master Netting Agreements	Net Amount	Gross Amount Recognized	Gross Amounts Not Offset Permitted Under Master Netting Agreements	Net Amount
Derivative assets	$372.0	$(355.0)	$17.0	$332.5	$(321.5)	$11.0

	December 31, 2015			December 31, 2014
(In millions)	Gross Amount Recognized	Gross Amounts Not Offset Permitted Under Master Netting Agreements	Net Amount	Gross Amount Recognized	Gross Amounts Not Offset Permitted Under Master Netting Agreements	Net Amount
Derivative liabilities	$555.4	$(355.0)	$200.4	$450.4	$(321.5)	$128.9

NOTE 18. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value on a recurring basis were as follows:

	December 31, 2015				December 31, 2014
(In millions)	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets
Investments:
Equity securities	$18.4	$18.4	$—	$—	$22.5	$22.5	$—	$—
Fixed income	4.9	4.9	—	—	7.1	7.1	—	—
Other investments	1.0	1.0	—	—	2.1	2.1	—	—
Money market fund	2.9	—	2.9	—	3.4	—	3.4	—
Stable value fund (1)	1.2				0.7
Derivative financial instruments:
Foreign exchange contracts	372.0	—	372.0	—	332.5	—	332.5	—
Total assets	$400.4	$24.3	$374.9	$—	$368.3	$31.7	$335.9	$—
Liabilities
Derivative financial instruments:
Foreign exchange contracts	555.4	—	555.4	—	450.4	—	450.4	—
Total liabilities	$555.4	$—	$555.4	$—	$450.4	$—	$450.4	$—

 _______________________

(1)	Certain investments that are measured at fair value using net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.

Investments—The fair value measurement of our equity securities, fixed income and other investment assets is based on quoted prices that we have the ability to access in public markets. Our stable value fund and money market fund are valued at the net asset value of the shares held at the end of the year, which is based on the fair value of the underlying investments using information reported by the investment advisor at year-end. [Refer to Note 15 to these consolidated financial statements for additional disclosure related to our non-qualified deferred compensation plan investments.]

Derivative financial instruments—We use the income approach as the valuation technique to measure the fair value of foreign currency derivative instruments on a recurring basis. This approach calculates the present value of the future cash flow by measuring the change from the derivative contract rate and the published market indicative currency rate, multiplied by the contract notional values. Credit risk is then incorporated by reducing the derivative’s fair value in asset positions by the result of multiplying the present value of the portfolio by the counterparty’s published credit spread. Portfolios in a liability position are adjusted by the same calculation; however, a spread representing our credit spread is used. Our credit spread and the credit spread of other counterparties not publicly available are approximated by using the spread of similar companies in the same industry, of similar size and with the same credit rating.

We have no credit-risk-related contingent features in our agreements with the financial institutions that would require us to post collateral for derivative positions in a liability position as of December 31, 2015 and 2014.

[Refer to Note 17 to these consolidated financial statements for additional disclosure related to derivative financial instruments.]

Assets measured at fair value on a non-recurring basis were as follows:

Fair value of long-lived, non-financial assets—Long-lived, non-financial assets are measured at fair value on a non-recurring basis for the purposes of calculating impairment. The fair value measurements of our long-lived, non-financial assets measured on a non-recurring basis are determined by estimating the amount and timing of net future cash flows, which are Level 3 unobservable inputs, and discounting them using a risk-adjusted rate of interest. Significant increases or decreases in actual cash flows may result in valuation changes. During the year ended December 31, 2015, we recorded asset impairment charges primarily related to our surface integrated services business in Canada. [Refer to Note 4 for additional disclosure related to these asset impairments.]

Other fair value disclosures:

Fair value of debt—The fair value, based on Level 1 quoted market rates, of our 2.00% Notes due 2017 and 3.45% Notes due 2022 (collectively, “Senior Notes”) was approximately $761.9 million and $779.5 million as of December 31, 2015 and 2014, respectively, as compared to the $800.0 million face value of the debt, net of issue discounts, recorded in the consolidated balance sheets.

Other fair value disclosures—The carrying amounts of cash and cash equivalents, receivables, accounts payable, short-term debt, commercial paper, debt associated with our term loan, revolving credit facility as well as amounts included in other current assets and other current liabilities that meet the definition of financial instruments, approximate fair value.

Credit risk—By their nature, financial instruments involve risk including credit risk for non-performance by counterparties. Financial instruments that potentially subject us to credit risk primarily consist of receivables and derivative contracts. We manage the credit risk on financial instruments by transacting only with what management believes are financially secure counterparties, requiring credit approvals and credit limits, and monitoring counterparties’ financial condition. Our maximum exposure to credit loss in the event of non-performance by the counterparty is limited to the amount drawn and outstanding on the financial instrument. Allowances for losses on receivables are established based on collectability assessments. We mitigate credit risk on derivative contracts by executing contracts only with counterparties that consent to a master netting agreement which permits the net settlement of the gross derivative assets against the gross derivative liabilities.

NOTE 19. WARRANTY OBLIGATIONS

Warranty cost and accrual information is as follows:

	December 31,
(In millions)	2015	2014
Balance at beginning of year	$23.0	$18.0
Expenses for new warranties	28.5	30.5
Adjustments to existing accruals	2.6	0.7
Claims paid	(27.1)	(26.2)
Balance at end of year	$27.0	$23.0

NOTE 20. BUSINESS SEGMENTS

We report the results of operations in the following segments: Subsea Technologies, Surface Technologies and Energy Infrastructure. Management’s determination of our reporting segments was made on the basis of our strategic priorities within each segment and corresponds to the manner in which our chief operating decision maker reviews and evaluates operating performance to make decisions about resources to be allocated to the segment. In addition to our strategic priorities, segment reporting is also based on differences in the products and services we provide.

Our reportable segments are:

•	Subsea Technologies—designs and manufactures products and systems and provides services used by oil and gas companies involved in deepwater exploration and production of crude oil and natural gas. FTO Services and Forsys Subsea are included in the results of operations and capital employed of the Subsea Technologies segment. ]Refer to Note 7 for additional information.]

•	Surface Technologies—designs and manufactures systems and provides services used by oil and gas companies involved in land and offshore exploration and production of crude oil and natural gas; designs, manufactures and supplies technologically advanced high pressure valves and fittings for oilfield service companies; and also provides flowback and wireline services for exploration companies in the oil and gas industry.

•	Energy Infrastructure—manufactures and supplies liquid and gas measurement and transportation equipment and systems to customers involved in the production, transportation and processing of crude oil, natural gas and petroleum-based refined products.

Beginning in the third quarter of 2013 and in conjunction with management's efforts to accelerate the development and commercialization of subsea boosting technology for subsea markets, our direct drive systems technology development, previously reported in Energy Infrastructure, is now reported in Subsea Technologies.

Total revenue by segment includes intersegment sales, which are made at prices approximating those that the selling entity is able to obtain on external sales. Segment operating profit is defined as total segment revenue less segment operating expenses. The following items have been excluded in computing segment operating profit: corporate staff expense, net interest income (expense) associated with corporate debt facilities, income taxes, and other revenue and other expense, net.

Segment revenue and segment operating profit

	Year Ended December 31,
(In millions)	2015	2014	2013
Segment revenue
Subsea Technologies (1)	$4,509.0	$5,266.4	$4,726.9
Surface Technologies	1,487.6	2,130.7	1,806.8
Energy Infrastructure	395.4	557.4	617.2
Other revenue (2) and intercompany eliminations	(29.3)	(11.9)	(24.7)
Total revenue	$6,362.7	$7,942.6	$7,126.2
Income before income taxes:
Segment operating profit: (6)
Subsea Technologies	$630.2	$748.2	$548.2
Surface Technologies	60.6	393.0	257.2
Energy Infrastructure	3.2	52.5	74.3
Intercompany eliminations	0.2	(0.3)	(0.1)
Total segment operating profit	694.2	1,193.4	879.6
Corporate items:
Corporate expense (3)	(60.2)	(66.3)	(46.3)
Other revenue (2) and other expense, net (4)	(100.8)	(33.7)	(85.6)
Net interest expense	(32.3)	(32.5)	(33.7)
Total corporate items	(193.3)	(132.5)	(165.6)
Income before income taxes attributable to FMC Technologies, Inc. (5)	$500.9	$1,060.9	$714.0

______________________________

(1)	We had one customer in our Subsea Technologies segment that comprised approximately $875.9 million of our consolidated revenue for the year ended December 31, 2013.

(2)	Other revenue comprises certain unrealized gains and losses on derivative instruments related to unexecuted sales contracts.

(3)	Corporate expense primarily includes corporate staff expenses.

(4)	Other expense, net, generally includes stock-based compensation, other employee benefits, LIFO adjustments, certain foreign exchange gains and losses, and the impact of unusual or strategic transactions not representative of segment operations.

(5)	Excludes amounts attributable to noncontrolling interests.

(6)	Includes restructuring and impairment expenses in 2015 and 2014. [Refer to Note 4 for additional information.]

Segment operating capital employed and segment assets

	December 31,
(In millions)	2015	2014
Segment operating capital employed (1):
Subsea Technologies	$2,025.7	$2,175.2
Surface Technologies	911.9	1,183.6
Energy Infrastructure	281.5	313.9
Total segment operating capital employed	3,219.1	3,672.7
Segment liabilities included in total segment operating capital employed (2)	1,806.1	2,402.3
Corporate (3)	1,412.7	1,097.1
Total assets	$6,437.9	$7,172.1
Segment assets:
Subsea Technologies	$3,512.3	$4,066.1
Surface Technologies	1,131.9	1,587.8
Energy Infrastructure	396.7	442.3
Intercompany eliminations	(15.7)	(21.2)
Total segment assets	5,025.2	6,075.0
Corporate (3)	1,412.7	1,097.1
Total assets	$6,437.9	$7,172.1

______________________________

(1)	FMC Technologies’ management views segment operating capital employed, which consists of assets, net of its liabilities, as the primary measure of segment capital. Segment operating capital employed excludes debt, certain investments, pension liabilities, income taxes and LIFO and valuation adjustments.

(2)	Segment liabilities included in total segment operating capital employed consist of trade and other accounts payable, advance payments and progress billings, accrued payroll and other liabilities.

(3)	Corporate includes cash, LIFO adjustments, deferred income tax balances, property, plant and equipment not associated with a specific segment, pension assets and the fair value of derivative financial instruments.

Geographic segment information

Geographic segment sales were identified based on the location where our products and services were delivered. Geographic segment long-lived assets represent property, plant and equipment, net.

	Year Ended December 31,
(In millions)	2015	2014	2013
Revenue:
United States	$1,721.5	$2,245.3	$1,940.4
Nigeria	622.1	627.0	335.0
Brazil	516.9	831.6	689.0
Norway	492.1	1,023.3	1,217.7
Angola	485.1	406.7	516.0
All other countries	2,525.0	2,808.7	2,428.1
Total revenue	$6,362.7	$7,942.6	$7,126.2

	December 31,
(In millions)	2015	2014
Long-lived assets:
United States	$501.6	$490.5
Norway	242.4	250.8
Malaysia	118.5	112.6
Brazil	116.5	169.1
United Kingdom	93.9	147.0
All other countries	298.6	288.4
Total long-lived assets	$1,371.5	$1,458.4

Other business segment information

	Capital Expenditures Year Ended December 31,			Depreciation and Amortization Year Ended December 31,			Research and Development Expense Year Ended December 31,
(In millions)	2015	2014	2013	2015	2014	2013	2015	2014	2013
Subsea Technologies	$175.6	$268.7	$235.0	$154.3	$138.0	$119.5	$110.7	$92.2	$87.1
Surface Technologies	69.4	124.6	70.1	74.4	72.0	68.0	16.1	21.6	15.6
Energy Infrastructure	3.6	10.5	8.3	16.7	16.6	16.5	9.5	11.3	12.2
Corporate	2.2	0.6	0.7	6.2	5.9	5.8	—	—	—
Intercompany eliminations	—	—	—	—	—	—	(1.0)	(1.4)	(2.5)
Total	$250.8	$404.4	$314.1	$251.6	$232.5	$209.8	$135.3	$123.7	$112.4

NOTE 21. QUARTERLY INFORMATION (UNAUDITED)

	2015				2014
(In millions, except per share data)	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.
Revenue	$1,427.3	$1,545.0	$1,695.2	$1,695.2	$2,156.2	$1,976.7	$1,985.3	$1,824.4
Cost of sales	1,141.3	1,173.9	1,297.0	1,293.0	1,608.9	1,479.6	1,507.8	1,403.5
Net income(1)	56.2	82.5	108.0	148.1	170.6	170.5	227.7	136.5
Net income attributable to FMC Technologies, Inc.(1)	$55.6	$82.0	$107.9	$147.6	$168.6	$169.8	$226.3	$135.2
Basic earnings per share	$0.24	$0.36	$0.46	$0.63	$0.72	$0.72	$0.96	$0.57
Diluted earnings per share	$0.24	$0.35	$0.46	$0.63	$0.72	$0.72	$0.95	$0.57

______________________________

(1)	In the second quarter of 2014, we completed the sale of Material Handling Products and recognized a gain on the sale. [Refer to Note 5 for additional information.]

NOTE 22. OTHER INFORMATION

	Year Ended December 31,
(In millions)	2015	2014	2013
Supplemental disclosures of cash flow information:
Cash paid for interest (net of interest capitalized)	$31.0	$31.6	$27.1
Cash paid for income taxes (net of refunds received)	$239.1	$370.0	$137.3

	December 31,
(In millions)	2015	2014
Other reportable information:
Unbilled receivables included in receivables	$638.4	$804.3
Trading securities included in investments	$28.4	$35.8
Net capitalized software costs included in other assets	$60.1	$57.3

ANNEX 4
FMCTI Consolidated Financial Statements as of December 31, 2014 and 2013 and
for each of the years in the three-year period ended December 31, 2014
and
Report of Independent Registered Public Accounting Firm

[Attached]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of FMC Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of FMC Technologies, Inc. and subsidiaries (the Company) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, cash flows, and changes in stockholders’ equity for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

(signed) KPMG LLP

Houston, Texas

February 20, 2015

FMC TECHNOLOGIES, INC. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
(In millions, except per share data)	2014	2013	2012
Revenue:
Product revenue	$6,335.7	$5,724.7	$5,198.2
Service revenue	1,276.5	1,066.0	656.6
Lease and other revenue	330.4	335.5	296.6
Total revenue	7,942.6	7,126.2	6,151.4
Costs and expenses:
Cost of product revenue	4,860.0	4,562.4	4,155.7
Cost of service revenue	925.0	792.7	486.8
Cost of lease and other revenue	214.8	216.3	190.4
Selling, general and administrative expense	750.6	694.8	596.9
Research and development expense	123.7	112.4	116.8
Total costs and expenses	6,874.1	6,378.6	5,546.6
Gain on sale of Material Handling Products (Note 5)	84.3	—	—
Other income (expense), net	(54.0)	5.3	23.0
Income before interest income, interest expense and income taxes	1,098.8	752.9	627.8
Interest income	1.1	0.7	(0.4)
Interest expense	(33.6)	(34.4)	(26.2)
Income before income taxes	1,066.3	719.2	601.2
Provision for income taxes	361.0	212.6	166.4
Net income	705.3	506.6	434.8
Net income attributable to noncontrolling interests	(5.4)	(5.2)	(4.8)
Net income attributable to FMC Technologies, Inc.	$699.9	$501.4	$430.0
Earnings per share attributable to FMC Technologies, Inc. (Note 3):
Basic	$2.96	$2.10	$1.79
Diluted	$2.95	$2.10	$1.78
Weighted average shares outstanding (Note 3):
Basic	236.3	238.3	239.7
Diluted	236.9	239.1	240.9

The accompanying notes are an integral part of the consolidated financial statements.

FMC TECHNOLOGIES, INC. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
(In millions)	2014	2013	2012
Net income	$705.3	$506.6	$434.8
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments (1)	(107.6)	(99.7)	(1.8)
Net gains (losses) on hedging instruments:
Net gains (losses) arising during the period	(108.4)	27.1	29.0
Reclassification adjustment for net gains included in net income	(0.8)	(5.2)	(2.3)
Net gains (losses) on hedging instruments (2)	(109.2)	21.9	26.7
Pension and other post-retirement benefits:
Net actuarial gain (loss) arising during the period	(152.7)	112.5	(5.1)
Prior service cost arising during the period	(1.7)	(0.4)	—
Reclassification adjustment for settlement losses included in net income	15.7	3.2	9.6
Reclassification adjustment for amortization of prior service cost (credit) included in net income	0.3	(0.3)	(0.7)
Reclassification adjustment for amortization of net actuarial loss included in net income	12.3	18.2	19.3
Reclassification adjustment for amortization of transition asset included in net income	(0.1)	(0.1)	(0.2)
Net pension and other post-retirement benefits (3)	(126.2)	133.1	22.9
Other comprehensive income (loss), net of tax	(343.0)	55.3	47.8
Comprehensive income	362.3	561.9	482.6
Comprehensive income attributable to noncontrolling interest	(5.4)	(5.2)	(4.8)
Comprehensive income attributable to FMC Technologies, Inc.	$356.9	$556.7	$477.8

______________________

(1)	Net of income tax (expense) benefit of $7.2, $(1.6) and $(2.2) for the years ended December 31, 2014, 2013 and 2012, respectively.

(2)	Net of income tax (expense) benefit of $25.7, $1.0 and $(12.3) for the years ended December 31, 2014, 2013 and 2012, respectively.

(3)	Net of income tax (expense) benefit of $56.9, $(81.8) and $(6.5) for the years ended December 31, 2014, 2013 and 2012, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

FMC TECHNOLOGIES, INC. AND CONSOLIDATED SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
	December 31,
(In millions, except par value data)	2014	2013
Assets
Cash and cash equivalents	$638.8	$399.1
Trade receivables, net of allowances of $9.4 in 2014 and $7.4 in 2013 (Note 21)	2,127.0	2,067.2
Inventories, net (Note 6)	1,021.2	980.4
Derivative financial instruments (Note 15)	197.6	165.9
Prepaid expenses	48.5	41.5
Deferred income taxes (Note 11)	70.8	59.1
Other current assets	332.5	309.8
Total current assets	4,436.4	4,023.0
Investments	35.9	44.3
Property, plant and equipment, net (Note 7)	1,458.4	1,349.1
Goodwill (Note 8)	552.1	580.7
Intangible assets, net (Note 8)	282.9	315.3
Deferred income taxes (Note 11)	106.5	36.9
Derivative financial instruments (Note 15)	134.9	68.5
Other assets	168.5	187.8
Total assets	$7,175.6	$6,605.6
Liabilities and equity
Short-term debt and current portion of long-term debt (Note 10)	$11.7	$42.5
Accounts payable, trade	723.5	750.7
Advance payments and progress billings	965.2	803.2
Accrued payroll	256.8	222.0
Derivative financial instruments (Note 15)	230.2	171.3
Income taxes payable	152.9	138.1
Deferred income taxes (Note 11)	54.2	66.4
Other current liabilities	389.1	420.5
Total current liabilities	2,783.6	2,614.7
Long-term debt, less current portion (Note 10)	1,297.2	1,329.8
Accrued pension and other post-retirement benefits, less current portion (Note 12)	236.7	84.0
Derivative financial instruments (Note 15)	220.2	47.1
Deferred income taxes (Note 11)	54.3	90.3
Other liabilities	105.9	103.4
Commitments and contingent liabilities (Note 18)
Stockholders’ equity (Note 14):
Preferred stock, $0.01 par value, 12.0 shares authorized; no shares issued in 2014 or 2013	—	—
Common stock, $0.01 par value, 600.0 shares authorized in 2014 and 2013; 286.3 shares issued in 2014 and 2013; and 231.5 and 235.8 shares outstanding in 2014 and 2013, respectively	2.9	2.9
Common stock held in employee benefit trust, at cost; 0.2 shares in 2014 and 2013	(8.0)	(7.7)
Treasury stock, at cost, 54.6 and 50.3 shares in 2014 and 2013, respectively	(1,431.1)	(1,196.6)
Capital in excess of par value of common stock	731.9	713.2
Retained earnings	3,844.3	3,146.1
Accumulated other comprehensive loss	(683.7)	(340.7)
Total FMC Technologies, Inc. stockholders’ equity	2,456.3	2,317.2
Noncontrolling interests	21.4	19.1
Total equity	2,477.7	2,336.3
Total liabilities and equity	$7,175.6	$6,605.6

The accompanying notes are an integral part of the consolidated financial statements.

FMC TECHNOLOGIES, INC. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(In millions)	2014	2013	2012
Cash provided (required) by operating activities:
Net income	$705.3	$506.6	$434.8
Adjustments to reconcile net income to cash provided (required) by operating activities:
Depreciation	170.8	156.0	113.1
Amortization	61.7	53.8	33.1
Employee benefit plan and stock-based compensation costs	89.3	93.5	110.4
Deferred income tax benefit	(18.1)	(20.4)	(9.8)
Unrealized loss (gain) on derivative instruments	54.4	(5.7)	13.5
Gain on sale of Material Handling Products	(84.3)	—	—
Multi Phase Meters contingent earn-out consideration obligation	3.7	28.8	42.0
Other	7.1	1.6	(6.2)
Changes in operating assets and liabilities, net of effects of acquisitions:
Trade receivables, net	(243.0)	(391.0)	(337.3)
Inventories, net	(99.4)	(28.9)	(206.6)
Accounts payable, trade	33.8	103.8	83.0
Advance payments and progress billings	225.0	329.0	25.9
Income taxes	4.4	77.6	(71.4)
Payment of Multi Phase Meters earn-out consideration	(43.6)	(32.2)	—
Accrued pension and other post-retirement benefits, net	(32.0)	(60.1)	(63.1)
Other assets and liabilities, net	57.4	(17.0)	(23.0)
Cash provided by operating activities	892.5	795.4	138.4
Cash provided (required) by investing activities:
Capital expenditures	(404.4)	(314.1)	(405.6)
Acquisitions, net of cash and cash equivalents acquired	—	—	(615.5)
Proceeds from sale of Material Handling Products, net of cash divested	105.6	—	—
Proceeds from disposal of assets	16.2	7.4	3.2
Other	(2.5)	(4.9)	(2.0)
Cash required by investing activities	(285.1)	(311.6)	(1,019.9)
Cash provided (required) by financing activities:
Net increase (decrease) in short-term debt	(25.8)	8.5	13.4
Net increase (decrease) in commercial paper	(32.3)	(168.4)	189.7
Proceeds from issuance of long-term debt	—	26.2	1,068.9
Repayments of long-term debt	(1.6)	(136.0)	(288.8)
Purchase of treasury stock	(247.6)	(116.3)	(91.1)
Payment of Multi Phase Meters earn-out consideration	(31.0)	(25.1)	—
Payments related to taxes withheld on stock-based compensation	(13.0)	(17.5)	(34.8)
Excess tax benefits	2.3	8.0	27.1
Other	(6.4)	(1.7)	(3.0)
Cash provided (required) by financing activities	(355.4)	(422.3)	881.4
Effect of exchange rate changes on cash and cash equivalents	(12.3)	(4.5)	(1.8)
Increase (decrease) in cash and cash equivalents	239.7	57.0	(1.9)
Cash and cash equivalents, beginning of year	399.1	342.1	344.0
Cash and cash equivalents, end of year	$638.8	$399.1	$342.1

The accompanying notes are an integral part of the consolidated financial statements.

FMC TECHNOLOGIES, INC. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In millions)	Common Stock	Common Stock Held in Treasury and Employee Benefit Trust	Capital in Excess of Par Value of Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non- controlling Interest	Total Stockholders’ Equity
Balance at December 31, 2011	$2.9	$(1,047.7)	$698.5	$2,214.7	$(443.8)	$13.1	$1,437.7
Net income	—	—	—	430.0	—	4.8	434.8
Other comprehensive income	—	—	—	—	47.8	—	47.8
Issuance of common stock	—	—	0.7	—	—	—	0.7
Excess tax benefits on stock-based payment arrangements	—	—	27.1	—	—	—	27.1
Taxes withheld on issuance of stock-based awards	—	—	(34.8)	—	—	—	(34.8)
Purchases of treasury stock (Note 14)	—	(91.1)	—	—	—	—	(91.1)
Reissuances of treasury stock (Note 14)	—	30.4	(30.4)	—	—	—	—
Net purchases of common stock for employee benefit trust	—	(2.0)	0.6	—	—	—	(1.4)
Stock-based compensation (Note 13)	—	—	34.0	—	—	—	34.0
Other	—	—	—	—	—	(1.6)	(1.6)
Balance at December 31, 2012	$2.9	$(1,110.4)	$695.7	$2,644.7	$(396.0)	$16.3	$1,853.2
Net income	—	—	—	501.4	—	5.2	506.6
Other comprehensive income	—	—	—	—	55.3	—	55.3
Issuance of common stock	—	—	0.6	—	—	—	0.6
Excess tax benefits on stock-based payment arrangements	—	—	8.0	—	—	—	8.0
Taxes withheld on issuance of stock-based awards	—	—	(17.5)	—	—	—	(17.5)
Purchases of treasury stock (Note 14)	—	(116.3)	—	—	—	—	(116.3)
Reissuances of treasury stock (Note 14)	—	22.3	(22.3)	—	—	—	—
Net purchases of common stock for employee benefit trust	—	0.1	1.0	—	—	—	1.1
Stock-based compensation (Note 13)	—	—	47.7	—	—	—	47.7
Other	—	—	—	—	—	(2.4)	(2.4)
Balance at December 31, 2013	$2.9	$(1,204.3)	$713.2	$3,146.1	$(340.7)	$19.1	$2,336.3

(In millions)	Common Stock	Common Stock Held in Treasury and Employee Benefit Trust	Capital in Excess of Par Value of Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non- controlling Interest	Total Stockholders’ Equity
Balance at December 31, 2013	$2.9	$(1,204.3)	$713.2	$3,146.1	$(340.7)	$19.1	$2,336.3
Net income	—	—	—	699.9	—	5.4	705.3
Other comprehensive loss	—	—	—	—	(343.0)	—	(343.0)
Issuance of common stock	—	—	0.2	—	—	—	0.2
Excess tax benefits on stock-based payment arrangements	—	—	2.3	—	—	—	2.3
Taxes withheld on issuance of stock-based awards	—	—	(13.0)	—	—	—	(13.0)
Purchases of treasury stock (Note 14)	—	(247.6)	—	—	—	—	(247.6)
Reissuances of treasury stock (Note 14)	—	13.1	(13.1)	—	—	—	—
Net purchases of common stock for employee benefit trust	—	(0.3)	0.5	—	—	—	0.2
Stock-based compensation (Note 13)	—	—	44.9	—	—	—	44.9
Purchase of noncontrolling interest	—	—	(3.1)	—	—	0.1	(3.0)
Other	—	—	—	(1.7)	—	(3.2)	(4.9)
Balance at December 31, 2014	$2.9	$(1,439.1)	$731.9	$3,844.3	$(683.7)	$21.4	$2,477.7

The accompanying notes are an integral part of the consolidated financial statements.

FMC TECHNOLOGIES, INC. AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations—FMC Technologies, Inc. and consolidated subsidiaries (“FMC Technologies,” “we” or “us”) designs, manufactures and services technologically sophisticated systems and products for our customers in the energy industry through our business segments: Subsea Technologies, Surface Technologies and Energy Infrastructure. We have manufacturing operations worldwide, strategically located to facilitate delivery of our products, systems and services to our customers.

Basis of presentation—Our consolidated financial statements have been prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles (“GAAP”).

On February 25, 2011, our Board of Directors approved a two-for-one stock split of our outstanding shares of common stock. The stock split was completed in the form of a stock dividend; however, upon issuance of the common stock pursuant to the stock split, an amount equal to the aggregate par value of the additional shares of common stock issued was not reclassified from capital in excess of par value to common stock during the first quarter of 2011. This adjustment was made during the first quarter of 2014. All prior-year amounts have been revised to conform to the current year presentation. This adjustment had no overall effect on total equity and did not impact our overall financial position or results of operations for any period presented.

Principles of consolidation—The consolidated financial statements include the accounts of FMC Technologies and its majority-owned subsidiaries and affiliates. Intercompany accounts and transactions are eliminated in consolidation.

Use of estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Such estimates include, but are not limited to, estimates of total contract profit or loss on long-term construction-type contracts; estimated realizable value on excess and obsolete inventory; estimates related to pension accounting; estimates related to fair value for purposes of assessing goodwill, long-lived assets and intangible assets for impairment; estimates related to income taxes; and estimates related to contingencies, including liquidated damages.

Investments in the common stock of unconsolidated affiliates—The investments in, and the operating results of, unconsolidated affiliates are included in the consolidated financial statements on the basis of the equity method of accounting or the cost method of accounting, depending on specific facts and circumstances.

Investments in unconsolidated affiliates are assessed for impairment whenever events or changes in facts and circumstances indicate the carrying value of the investments may not be fully recoverable. When such a condition is judgmentally determined to be other than temporary, the carrying value of the investment is written down to fair value. Management’s assessment as to whether any decline in value is other than temporary is based on our ability and intent to hold the investment and whether evidence indicating the carrying value of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. Management generally considers our investments in equity method investees to be strategic long-term investments and completes its assessments for impairment with a long-term viewpoint.

Reclassifications—Certain prior-year amounts have been reclassified to conform to the current year’s presentation.

Revenue recognition—Revenue is generally recognized once the following four criteria are met: i) persuasive evidence of an arrangement exists, ii) delivery of the equipment has occurred (which is upon shipment or when customer-specific acceptance requirements are met) or services have been rendered, iii) the price of the equipment or service is fixed and determinable, and iv) collectibility is reasonably assured. We record our sales net of any value added, sales or use tax.

For certain construction-type manufacturing and assembly projects that involve significant design and engineering efforts in order to satisfy detailed customer-supplied specifications, revenue is recognized using the percentage of completion method of accounting. Under the percentage of completion method, revenue is recognized as work progresses on each contract. We primarily apply the ratio of costs incurred to date to total estimated contract costs at completion to measure this ratio. If it is not possible to form a reliable estimate of progress toward completion, no revenue or costs are recognized until the project is complete or substantially complete. Any expected losses on construction-type contracts in progress are charged to earnings, in total, in the period the losses are identified.

Modifications to construction-type contracts, referred to as “change orders,” effectively change the provisions of the original contract, and may, for example, alter the specifications or design, method or manner of performance, equipment, materials, sites and/or period for completion of the work. If a change order represents a firm price commitment from a customer, we account for the revised estimate as if it had been included in the original estimate, effectively recognizing the pro rata impact of the new estimate on our calculation of progress toward completion in the period in which the firm commitment is received. If a change order is unpriced: (1) we include the costs of contract performance in our calculation of progress toward completion in the period in which the costs are incurred or become probable; and (2) when it is determined that the revenue is probable of recovery, we include the change order revenue, limited to the costs incurred to date related to the change order, in our calculation of progress toward completion. Unpriced change orders included in revenue were immaterial to our consolidated revenue for all periods presented. Margin is not recorded on unpriced change orders unless realization is assured beyond a reasonable doubt. The assessment of realization may be based upon our previous experience with the customer or based upon our receipt of a firm price commitment from the customer.

Progress billings are generally issued upon completion of certain phases of the work as stipulated in the contract. Revenue in excess of progress billings are reported in trade receivables in our consolidated balance sheets. Progress billings and cash collections in excess of revenue recognized on a contract are classified as advance payments and progress billings within current liabilities in our consolidated balance sheets. Revenue generated from the installation portion of construction-type contracts is included in product revenue in our consolidated statements of income.

Shipping and handling costs—Shipping and handling costs are recorded as cost of product revenue in our consolidated statements of income. Shipping and handling costs billed to customers are recorded as a component of revenue.

Cash equivalents—Cash equivalents are highly-liquid, short-term instruments with original maturities of three months or less from their date of purchase.

Trade receivables, net of allowances—An allowance for doubtful accounts is provided on trade receivables equal to the estimated uncollectible amounts. This estimate is based on historical collection experience and a specific review of each customer’s trade receivable balance.

Inventories—Inventories are stated at the lower of cost or net realizable value. Inventory costs include those costs directly attributable to products, including all manufacturing overhead, but excluding costs to distribute. Cost is determined on the last-in, first-out (“LIFO”) basis for all significant domestic inventories, except certain inventories relating to construction-type contracts, which are stated at the actual production cost incurred to date, reduced by the portion of these costs identified with revenue recognized. The first-in, first-out (“FIFO”) method is used to determine the cost for all other inventories.

Investments—The appropriate classification of investments in marketable equity securities is determined at the time of purchase and re-evaluated as of each subsequent reporting date. Securities classified as available-for-sale are carried at fair value with unrealized holding gains and losses on these securities recognized in accumulated other comprehensive income (loss), net of related income tax. We did not have any available-for-sale securities at December 31, 2014 or 2013.

Securities classified as trading securities are carried at fair value with gains and losses on these securities recognized through other income (expense), net. Trading securities are primarily comprised of marketable equity mutual funds that approximate a portion of our liability under our Non-Qualified Savings and Investment Plan (“Non-Qualified Plan”).

Property, plant, and equipment—Property, plant, and equipment is recorded at cost. Depreciation is principally provided on the straight-line basis over the estimated useful lives of the assets (land improvements—20 to 35 years; buildings—20 to 50 years; and machinery and equipment—3 to 20 years). Gains and losses are realized upon the sale or retirement of assets and are recorded in other income (expense), net on our consolidated statements of income. Maintenance and repair costs are expensed as incurred. Expenditures that extend the useful lives of property, plant and equipment are capitalized and depreciated over the estimated new remaining life of the asset.

Impairment of property, plant, and equipment—Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate the carrying value of the long-lived asset may not be recoverable. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If it is determined that an impairment loss has occurred, the impairment loss is measured as the amount by which the carrying value of the long-lived asset exceeds its fair value.

Long-lived assets held for sale are reported at the lower of carrying value or fair value less cost to sell.

Capitalized software costs—Other assets on the consolidated balance sheets include the capitalized cost of internal use software (including Internet websites). The assets are stated at cost less accumulated amortization. These software costs include significant purchases of software and internal and external costs incurred during the application development stage of software projects. These costs are amortized on a straight-line basis over the estimated useful lives of the assets. For internal use software, the useful lives range from three to ten years. For Internet website costs, the estimated useful lives do not exceed three years.

Goodwill and other intangible assets—Goodwill is not subject to amortization but is tested for impairment on an annual basis (or more frequently if impairment indicators arise). We have established October 31 as the date of our annual test for impairment of goodwill. Reporting units with goodwill are tested for impairment by first assessing qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If after assessing the totality of events or circumstances, or based on management’s judgment, we determine it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a two-step impairment test is performed. The first step compares the fair value of the reporting unit (measured as the present value of expected future cash flows) to its carrying amount. If the fair value of the reporting unit is less than its carrying amount, a second step is performed. In this step, the fair value of the reporting unit is allocated to its assets and liabilities to determine the implied fair value of goodwill, which is used to measure the impairment loss.

Our acquired intangible assets are amortized on a straight-line basis over their estimated useful lives, which generally range from 7 to 40 years. Our acquired intangible assets do not have indefinite lives. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the intangible asset may not be recoverable. The carrying amount of an intangible asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If it is determined that an impairment loss has occurred, the loss is measured as the amount by which the carrying amount of the intangible asset exceeds its fair value.

Fair value measurements—We record our financial assets and financial liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

•	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

•	Level 2: Observable inputs other than quoted prices included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

•	Level 3: Unobservable inputs reflecting management’s own assumptions about the assumptions market participants would use in pricing the asset or liability.

Income taxes—Current income taxes are provided on income reported for financial statement purposes, adjusted for transactions that do not enter into the computation of income taxes payable in the same year. Deferred tax assets and liabilities are measured using enacted tax rates for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is established whenever management believes that it is more likely than not that deferred tax assets may not be realizable.

U.S. income taxes are not provided on our equity in undistributed earnings of foreign subsidiaries or affiliates to the extent we have determined that the earnings are indefinitely reinvested. U.S. income taxes are provided on such earnings in the period in which we can no longer support that such earnings are indefinitely reinvested.

Tax benefits related to uncertain tax positions are recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination.

We classify interest expense and penalties recognized on underpayments of income taxes as income tax expense.

Stock-based employee compensation—We measure stock-based compensation expense on restricted stock awards based on the market price at the grant date and the number of shares awarded. The stock-based compensation expense for each award is recognized ratably over the applicable service period, after taking into account estimated forfeitures, or the period beginning at the start of the service period and ending when an employee becomes eligible for retirement.

Common stock held in employee benefit trust—Shares of our common stock are purchased by the plan administrator of the Non-Qualified Plan and placed in a trust owned by us. Purchased shares are recorded at cost and classified as a reduction of stockholders’ equity on the consolidated balance sheets.

Earnings per common share (“EPS”)—Basic EPS is computed using the weighted-average number of common shares outstanding during the year. Diluted EPS gives effect to the potential dilution of earnings that could have occurred if additional shares were issued for stock option exercises and restricted stock under the treasury stock method. The treasury stock method assumes proceeds that would be obtained upon exercise of common stock options and issuance of restricted stock are used to buy back outstanding common stock at the average market price during the period.

Warranty obligations—We provide warranties of various lengths and terms to certain of our customers based on standard terms and conditions and negotiated agreements. Estimated cost of warranties are accrued at the time revenue is recognized for products where reliable, historical experience of warranty claims and costs exists or when additional specific obligations are identified. The obligation reflected in other current liabilities on the consolidated balance sheets is based on historical experience by product and considers failure rates and the related costs in correcting a product failure. Should actual product failure rates or repair costs differ from our current estimates, revisions to the estimated warranty liability would be required.

Foreign currency—Financial statements of operations for which the U.S. dollar is not the functional currency, and are located in non-highly inflationary countries, are translated into U.S. dollars prior to consolidation. Assets and liabilities are translated at the exchange rate in effect at the balance sheet date, while income statement accounts are translated at the average exchange rate for each period. For these operations, translation gains and losses are recorded as a component of accumulated other comprehensive income (loss) in stockholders’ equity until the foreign entity is sold or liquidated. For operations in highly inflationary countries and where the local currency is not the functional currency, inventories, property, plant and equipment, and other non-current assets are converted to U.S. dollars at historical exchange rates, and all gains or losses from conversion are included in net income. Foreign currency effects on cash, cash equivalents and debt in hyperinflationary economies are included in interest income or expense.

Derivative instruments—Derivatives are recognized on the consolidated balance sheets at fair value, with classification as current or non-current based upon the maturity of the derivative instrument. Changes in the fair value of derivative instruments are recorded in current earnings or deferred in accumulated other comprehensive income (loss), depending on the type of hedging transaction and whether a derivative is designated as, and is effective as, a hedge. Each instrument is accounted for individually and assets and liabilities are not offset.

Hedge accounting is only applied when the derivative is deemed to be highly effective at offsetting changes in anticipated cash flows of the hedged item or transaction. Changes in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other comprehensive income (loss) until the underlying transactions are recognized in earnings. At such time, related deferred hedging gains or losses are also recorded in operating earnings on the same line as the hedged item. Effectiveness is assessed at the inception of the hedge and on a quarterly basis. Effectiveness of forward contract cash flow hedges are assessed based solely on changes in fair value attributable to the change in the spot rate. The change in the fair value of the contract related to the change in forward rates is excluded from the assessment of hedge effectiveness. Changes in this excluded component of the derivative instrument, along with any ineffectiveness identified, are recorded in operating earnings as incurred. We document our risk management strategy and hedge effectiveness at the inception of, and during the term of, each hedge.

We also use forward contracts to hedge foreign currency assets and liabilities, for which we do not apply hedge accounting. The changes in fair value of these contracts are recognized in other income (expense), net on our consolidated statements of income, as they occur and offset gains or losses on the remeasurement of the related asset or liability.

Cash flows from derivative contracts are reported in the consolidated statements of cash flows in the same categories as the cash flows from the underlying transactions.

NOTE 2. RECENTLY ADOPTED ACCOUNTING STANDARDS

Effective January 1, 2014, we adopted Accounting Standards Update (“ASU”) No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists” issued by the Financial Accounting Standards Board (“FASB”). This update requires the netting of unrecognized tax benefits against a deferred tax asset for a loss or other carryforward that would apply in settlement of the uncertain tax positions. Under the amended guidance, unrecognized tax benefits are netted against all available same-jurisdiction loss or other tax carryforwards that would be utilized, rather than only against carryforwards that are created by the unrecognized tax benefits. The updated guidance is applied prospectively, effective January 1, 2014. The adoption of this update concerns presentation and disclosure only as it relates to our consolidated financial statements.

Effective January 1, 2014, we adopted ASU No. 2014-08, “Reporting Discontinued Operations and Disclosures of

Disposals of Components of an Entity” issued by the FASB. This update changes the requirements of reporting discontinued operations. Under the amended guidance, a disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. The amendments in this update are effective for all disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years, with early adoption permitted. The adoption of this update concerns presentation and disclosure only as it relates to our consolidated financial statements.

Effective December 31, 2014, we adopted ASU No. 2014-15, “Presentation of Financial Statements - Going Concern.” This update provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and on determining when and how entities must disclose going concern uncertainties in the financial statements. The update requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements. The amendments in this ASU are effective for the Company for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The adoption of this update concerns disclosure only and did not have any financial impact on our consolidated financial statements.

NOTE 3. EARNINGS PER SHARE

A reconciliation of the number of shares used for the basic and diluted earnings per share calculation was as follows:

	Year Ended December 31,
(In millions, except per share data)	2014	2013	2012
Net income attributable to FMC Technologies, Inc.	$699.9	$501.4	$430.0
Weighted average number of shares outstanding	236.3	238.3	239.7
Dilutive effect of restricted stock units and stock options	0.6	0.8	1.2
Total shares and dilutive securities	236.9	239.1	240.9

Basic earnings per share attributable to FMC Technologies, Inc.	$2.96	$2.10	$1.79
Diluted earnings per share attributable to FMC Technologies, Inc.	$2.95	$2.10	$1.78

NOTE 4. BUSINESS COMBINATIONS

Schilling Robotics, LLC—On January 3, 2012, we exercised our option to purchase the remaining 55% of outstanding shares of Schilling Robotics, LLC (“Schilling Robotics”), a Delaware limited liability company, for $282.8 million in cash, and closed the transaction on April 25, 2012. Prior to April 25, 2012, we owned 45% of Schilling Robotics. Schilling Robotics is a supplier of advanced robotic intervention products, including a line of remotely operated vehicle systems (“ROV”), manipulator systems and subsea control systems. The acquisition of the remaining interests in Schilling Robotics is allowing us to grow in the expanding subsea environment, where demand for ROVs and the need for maintenance activities of subsea equipment is expected to increase.

Schilling Robotics is included among the consolidated subsidiaries reported in our Subsea Technologies segment. The acquisition-date fair value of our previously held equity interest in Schilling Robotics was $144.9 million with the fair value primarily estimated through an income approach valuation. In 2012 we recorded a gain of $20.0 million in other income (expense), net on the consolidated statement of income related to the fair value remeasurement of our previously held equity interest in Schilling Robotics.

Control Systems International, Inc.—On April 30, 2012, we acquired 100% of Control Systems International, Inc. (“CSI”) for $59.0 million in consideration transferred, comprised of $49.0 million in cash and $10.0 million withheld ("holdback") pursuant to the terms of the stock purchase agreement. The holdback amount will be held and maintained by FMC Technologies as security for the payment of any and all amounts to which CSI indemnifies us, including final working capital adjustments and other indemnifications as listed in the stock purchase agreement. We may deduct from the holdback any eligible amounts and pay CSI the net amount three years after the closing date.

CSI is included among the consolidated subsidiaries reported in our Energy Infrastructure segment. Our acquisition of CSI is enhancing our automation and controls technologies and is benefiting production and processing businesses such as measurement solutions through comprehensive fuel terminal and pipeline automation systems. Additionally, the acquired technologies support our long-term strategy to expand our subsea production and processing systems.

Pure Energy Services Ltd.—On October 1, 2012, we acquired 100% of Pure Energy Services Ltd. (“Pure Energy”) for $287.0 million in cash, which is included among the consolidated subsidiaries reported in our Surface Technologies segment. Based in Calgary, Alberta, Canada, and operating in multiple field locations in both Canada and the United States, Pure Energy is a provider of flowback services and wireline services. The acquisition of Pure Energy is complementing the existing products and services of our Surface Technologies segment and is expected to create client value by providing an integrated well site solution.

Goodwill recognized for Schilling Robotics, CSI and Pure Energy as of the acquisition dates were $215.7 million, $30.7 million, and $85.5 million, respectively. The goodwill recognized is primarily attributable to expected synergies and assembled workforce acquired. The majority of the combined goodwill recognized for Schilling Robotics and CSI is deductible for tax purposes. Goodwill recognized for Pure Energy is not deductible for tax purposes.

NOTE 5. SALE OF MATERIAL HANDLING PRODUCTS

On April 30, 2014, we completed the sale of our equity interests of Technisys, Inc., a Utah corporation, and FMC Technologies Energy Holdings Ltd., a private limited liability company organized under the laws of Hong Kong, and assets primarily representing a product line of our material handling business (“Material Handling Products”) to Syntron Material Handling, LLC, an affiliate of Levine Leichtman Capital Partners Private Capital Solutions II, L.P. Material Handling Products was historically reported in our Energy Infrastructure segment. Net of working capital adjustments, we recognized a pretax gain of $84.3 million on the sale during the year ended December 31, 2014.

NOTE 6. INVENTORIES

Inventories consisted of the following:

	December 31,
(In millions)	2014	2013
Raw materials	$196.6	$186.3
Work in process	166.1	141.4
Finished goods	849.9	830.3
	1,212.6	1,158.0
LIFO and valuation adjustments	(191.4)	(177.6)
Inventory, net	$1,021.2	$980.4

Net inventories accounted for under the LIFO method totaled $370.8 million and $336.4 million at December 31, 2014 and 2013, respectively. The current replacement costs of LIFO inventories exceeded their recorded values by $94.6 million and $91.5 million at December 31, 2014 and 2013, respectively. There were no reductions to the base LIFO inventory in 2014 or 2012. In 2013 there was a reduction in certain LIFO inventories which were carried at costs lower than current replacement costs. The result was a decrease in the cost of sales by $0.1 million for 2013.

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

	December 31,
(In millions)	2014	2013
Land and land improvements	$83.8	$83.0
Buildings	410.6	379.4
Machinery and equipment	1,530.5	1,438.6
Construction in process	266.9	218.3
	2,291.8	2,119.3
Accumulated depreciation	(833.4)	(770.2)
Property, plant and equipment, net	$1,458.4	$1,349.1

Depreciation expense was $170.8, million, $156.0 million and $113.1 million in 2014, 2013 and 2012, respectively. The amount of interest cost capitalized was $0.9 million, $0.7 million and $1.4 million in 2014, 2013 and 2012, respectively.

NOTE 8. GOODWILL AND INTANGIBLE ASSETS

Goodwill —The carrying amount of goodwill by reporting segment was as follows:

(In millions)	Subsea Technologies	Surface Technologies	Energy Infrastructure	Total
December 31, 2013	$396.9	$92.4	$91.4	$580.7
Material Handling Products divestiture (1)	—	—	(6.0)	(6.0)
Translation	(18.1)	(4.5)	—	(22.6)
December 31, 2014	$378.8	$87.9	$85.4	$552.1

______________________________

(1)	See Note 5 for additional disclosure.

We have not recognized any impairment for the years ended December 31, 2014 or 2013, as the fair values of our reporting units with goodwill balances exceeded our carrying amounts. In addition, there were no negative conditions, or triggering events, that occurred in 2014 or 2013 requiring us to perform additional impairment reviews.

Intangible assets—The components of intangible assets were as follows:

	December 31,
	2014		2013
(In millions)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer lists	$142.4	$33.5	$148.6	$27.7
Patents and acquired technology	217.9	70.8	221.8	56.5
Trademarks	35.9	9.4	36.2	7.6
Other	5.9	5.5	6.0	5.5
Total intangible assets	$402.1	$119.2	$412.6	$97.3

We did not have any material additions to our intangible assets during 2014 or 2013. All of our acquired identifiable intangible assets are subject to amortization and, where applicable, foreign currency translation adjustments. We recorded $25.9 million, $26.9 million and $20.8 million in amortization expense related to intangible assets during the years ended December 31, 2014, 2013 and 2012, respectively. During the years 2015 through 2019, annual amortization expense is expected to be as follows: $24.9 million in 2015, $24.3 million in 2016, $23.5 million in 2017, $23.3 million in 2018, $23.2 million in 2019 and $163.7 million thereafter.

NOTE 9. SALE LEASEBACK TRANSACTION

In March 2007, we sold and leased back property in Houston, Texas, consisting of land, offices and production facilities primarily related to the Subsea Technologies and Surface Technologies segments. We received net proceeds of $58.1 million in connection with the sale. The carrying value of the property sold was $20.3 million. We accounted for the transaction as a sale leaseback resulting in (i) first quarter 2007 recognition of $1.3 million of the $37.4 million gain on the transaction and (ii) the deferral of the remaining $36.1 million of the gain, which will be amortized to rent expense over the lease term. The deferred gain is presented in other liabilities in the consolidated balance sheet. The lease expires in 2022 and provides for two 5-year optional extensions. Annual rent of $4.2 million escalates 2.0% per year, and beginning in April 2017, annual rent will be re-established at $4.5 million and escalate 2.0% per year. The lease was recorded as an operating lease.

NOTE 10. DEBT

Credit facility—On March 26, 2012, we entered into a $1.5 billion revolving credit agreement (“credit agreement”) with JPMorgan Chase Bank, N.A., as Administrative Agent. The credit agreement is a five-year, revolving credit facility expiring in March 2017. Subject to certain conditions, at our request and with the approval of the Administrative Agent, the aggregate commitments under the credit agreement may be increased by an additional $500.0 million.

Borrowings under the credit agreement bear interest at a base rate or the London interbank offered rate (“LIBOR”), at our option, plus an applicable margin. Depending on our total leverage ratio, the applicable margin for revolving loans varies (i) in the case of LIBOR loans, from 1.125% to 1.750% and (ii) in the case of base rate loans, from 0.125% to 0.750%. The base rate is the highest of (1) the prime rate announced by JPMorgan Chase Bank, N.A., (2) the Federal Funds Rate plus 0.5% or (3) one-month LIBOR plus 1.0%.

Senior Notes—On September 21, 2012, we completed the public offering of $300.0 million aggregate principal amount of 2.00% senior notes due October 2017 (the “2017 Notes”) and $500.0 million aggregate principal amount of 3.45% senior notes due October 2022 (the “2022 Notes” and, collectively with the 2017 Notes, the “Senior Notes”). Interest on the Senior Notes is payable semi-annually in arrears on April 1 and October 1 of each year, beginning April 1, 2013. Net proceeds from the offering of $793.8 million were used for the repayment of outstanding commercial paper and indebtedness under our revolving credit facility.

The terms of the Senior Notes are governed by the indenture (the “Base Indenture”), dated as of September 21, 2012 between FMC Technologies and U.S. Bank National Association, as trustee (the “Trustee”), as amended and supplemented by the First Supplemental Indenture between FMC Technologies and the Trustee (the “First Supplemental Indenture”) relating to the issuance of the 2017 Notes and the Second Supplemental Indenture between FMC Technologies and the Trustee (the “Second Supplemental Indenture”) relating to the issuance of the 2022 Notes.

At any time prior to their maturity in the case of the 2017 Notes, and at any time prior to July 1, 2022, in the case of the 2022 Notes, we may redeem some or all of the Senior Notes at the redemption prices specified in the First Supplemental Indenture and Second Supplemental Indenture, respectively. At any time on or after July 1, 2022, we may redeem some or all of the 2022 Notes at the redemption price equal to 100% of the principal amount of the 2022 Notes redeemed. The Senior Notes are our senior unsecured obligations. The Senior Notes will rank equally in right of payment with all of our existing and future unsubordinated debt, and will rank senior in right of payment to all of our future subordinated debt.

Commercial paper—Under our commercial paper program, we have the ability to access $1.0 billion of short-term financing through our commercial paper dealers subject to the limit of unused capacity of our revolving credit agreement. Commercial paper borrowings are issued at market interest rates. Commercial paper borrowings as of December 31, 2014, had a weighted average interest rate of 0.52%.

Term loan—In August 2013, we entered into a R$60.7 million term loan agreement in Brazil maturing on August 15, 2016, with Itaú BBA., as Administrative Agent. Under the loan agreement, interest accrues at an annual rate of 5.50%. Principal is due at maturity and interest is paid quarterly.

Property financing—In September 2004, we entered into agreements for the sale and leaseback of an office building having a net book value of $8.5 million. Under the terms of the agreement, the building was sold for $9.7 million in net proceeds and leased back under a 10-year lease. We subleased this property to a third party under a lease agreement that was accounted for as an operating lease. We accounted for the transaction as a financing transaction and were amortizing the related obligation using an effective annual interest rate of 5.37%. In September 2014, the sale and leaseback expired and resulted in an immaterial noncash gain. In addition, property financing includes our obligations under capital lease arrangements.

Uncommitted credit—We have uncommitted credit lines at many of our international subsidiaries for immaterial amounts. We utilize these facilities to provide a more efficient daily source of liquidity. The effective interest rates depend upon the local national market.

Short-term debt and current portion of long-term debt—Short-term debt and current portion of long-term debt consisted of the following:

	December 31,
(In millions)	2014	2013
Property financing	$3.8	$10.5
Foreign uncommitted credit facilities	7.9	31.9
Other	—	0.1
Total short-term debt and current portion of long-term debt	$11.7	$42.5

Long-term debt—Long-term debt consisted of the following:

	December 31,
(In millions)	2014	2013
Revolving credit facility	$—	$—
Commercial paper (1)	469.1	501.4
2.00% Notes due 2017	299.6	299.5
3.45% Notes due 2022	499.7	499.6
Term loan	22.9	25.9
Property financing	9.7	13.9
Total long-term debt	1,301.0	1,340.3
Less: current portion	(3.8)	(10.5)
Long-term debt, less current portion	$1,297.2	$1,329.8

_______________________

(1)	At December 31, 2014 and 2013, committed credit available under our revolving credit facility provided the ability to refinance our commercial paper obligations on a long-term basis. As we have both the ability and intent to refinance these obligations on a long-term basis, our commercial paper borrowings were classified as long-term in the consolidated balance sheets at December 31, 2014 and 2013.

Maturities of total long-term debt as of December 31, 2014, are payable as follows: $3.8 million in 2015, $25.7 million in 2016, $771.7 million in 2017, $0.1 million in 2018, and $499.7 million in 2022.

NOTE 11. INCOME TAXES

Domestic and foreign components of income before income taxes are shown below:

	Year Ended December 31,
(In millions)	2014	2013	2012
Domestic	$353.2	$150.7	$125.5
Foreign	707.7	563.3	470.9
Income before income taxes attributable to FMC Technologies, Inc.	$1,060.9	$714.0	$596.4

The provision for income taxes consisted of:

	Year Ended December 31,
(In millions)	2014	2013	2012
Current:
Federal	$139.6	$77.8	$41.5
State	11.7	5.6	2.9
Foreign	227.8	149.6	131.8
Total current	379.1	233.0	176.2
Deferred:
Increase in the valuation allowance for deferred tax assets	34.1	0.5	0.5
Decrease of deferred tax liability for change in tax rates	(2.3)	(4.3)	(1.3)
Other deferred tax (benefit) expense	(49.9)	(16.6)	(9.0)
Total deferred	(18.1)	(20.4)	(9.8)
Provision for income taxes	$361.0	$212.6	$166.4

Significant components of our deferred tax assets and liabilities were as follows:

	December 31,
(In millions)	2014	2013
Deferred tax assets attributable to:
Accrued expenses	$58.0	$56.6
Non deductible interest	29.2	—
Foreign tax credit carryforwards	29.3	14.0
Accrued pension and other post-retirement benefits	91.8	26.5
Stock-based compensation	28.9	25.3
Net operating loss carryforwards	48.7	47.8
Inventories	31.7	25.9
Norwegian correction tax	50.4	61.9
Foreign exchange	40.2	3.7
Deferred tax assets	408.2	261.7
Valuation allowance	(38.9)	(4.7)
Deferred tax assets, net of valuation allowance	369.3	257.0
Deferred tax liabilities attributable to:
Revenue in excess of billings on contracts accounted for under the percentage of completion method	105.2	137.0
U.S. tax on foreign subsidiaries’ undistributed earnings not indefinitely reinvested	52.5	43.5
Property, plant and equipment, goodwill and other assets	142.8	137.2
Deferred tax liabilities	300.5	317.7
Net deferred tax assets (liabilities)	$68.8	$(60.7)

At December 31, 2014 and 2013, the carrying amount of net deferred tax assets and the related valuation allowance included the impact of foreign currency translation adjustments. Included in our deferred tax assets at December 31, 2014 were U.S. foreign tax credit carryforwards of $29.3 million, which, if not utilized, will begin to expire after 2015. Realization of these deferred tax assets is dependent on the generation of sufficient U.S. taxable income prior to the above date. Based on long-term forecasts of operating results, management believes that it is more likely than not that domestic earnings over the forecast period will result in sufficient U.S. taxable income to fully realize these deferred tax assets. In its analysis, management has considered the effect of foreign deemed dividends and other expected adjustments to domestic earnings that are required in determining U.S. taxable income. Foreign earnings taxable to us as dividends, including deemed dividends for U.S. tax purposes, were $186.6 million, $196.2 million and $118.3 million, in 2014, 2013 and 2012, respectively.

Also included in deferred tax assets are tax benefits related to net operating loss carryforwards attributable to foreign entities. If not utilized, these net operating loss carryforwards will begin to expire in 2017. Management believes it is more likely than not that we will not be able to utilize certain of these operating loss carryforwards before expiration; therefore, we have established a valuation allowance against the related deferred tax assets.

Deferred tax assets also include tax benefits of $29.2 million related to certain intercompany interest costs which are not currently deductible, but which may be deductible in future periods. If not deducted, these costs will become permanently nondeductible beginning in 2025. Management believes that it is more likely than not that we will not be able to deduct these costs before expiration of the carry forward period; therefore, we have established a valuation allowance against the related deferred tax assets.

The following table presents a summary of changes in our unrecognized tax benefits and associated interest and penalties:

(In millions)	Federal, State and Foreign Tax	Accrued Interest and Penalties	Total Gross Unrecognized Income Tax Benefits
Balance at December 31, 2011	$39.9	$6.2	$46.1
Additions for tax positions related to prior years	(0.1)	2.1	2.0
Reductions for tax positions due to settlements	(9.3)	(1.9)	(11.2)
Balance at December 31, 2012	$30.5	$6.4	$36.9
Additions for tax positions related to prior years	3.1	0.4	3.5
Additions for tax positions related to current year	3.5	0.3	3.8
Balance at December 31, 2013	$37.1	$7.1	$44.2
Additions for tax positions related to prior years	0.6	0.4	1.0
Reductions for tax positions due to settlements	(1.4)	(0.3)	(1.7)
Balance at December 31, 2014	$36.3	$7.2	$43.5

At December 31, 2014, 2013 and 2012, there were $43.1 million, $41.7 million and $36.4 million, respectively, of unrecognized tax benefits that if recognized would affect the annual effective tax rate.

It is reasonably possible that within twelve months unrecognized tax benefits related to certain tax reporting positions taken in prior periods could decrease by up to $41.0 million, due to either the expiration of the statute of limitations in certain jurisdictions or the resolution of current income tax examinations, or both.

Our U.S. federal income tax returns for our 2010 and 2011 tax years are under examination by the IRS. Management believes that we are adequately reserved for any matters that may arise from this examination.

In April 2013 we filed a protest with the IRS Appeals Office with respect to proposed adjustments to our federal income tax returns for our 2007, 2008 and 2009 tax years related to our treatment of intercompany transfer pricing. The ultimate outcome of this matter is uncertain. However, management believes we are adequately reserved for this matter as of December 31, 2014.

The following tax years and thereafter remain subject to examination: 2004 for Norway, 2009 for Brazil and 2007 for the United States.

The effective income tax rate was different from the statutory U.S. federal income tax rate due to the following:

	Year Ended December 31,
	2014	2013	2012
Statutory U.S. federal income tax rate	35%	35%	35%
Net difference resulting from:
Foreign earnings subject to different tax rates	(8)	(13)	(12)
Foreign earnings subject to U.S. tax	2	2	4
Non deductible Multi Phase Meters earn-out adjustments	—	1	2
Settlement of foreign audits	—	1	—
Foreign withholding taxes	2	3	—
Change in valuation allowance	3	—	—
Other	—	1	(1)
Effective income tax rate	34%	30%	28%

We have provided U.S. income taxes on $1,571.6 million of cumulative undistributed earnings of certain foreign subsidiaries where we have determined that the foreign subsidiaries’ earnings are not indefinitely reinvested. No provision for U.S. income taxes has been recorded on earnings of foreign subsidiaries that are indefinitely reinvested. The cumulative balance of foreign earnings with respect to which no provision for U.S. income taxes has been recorded was $1,619.2 million at December 31, 2014. The amount of applicable U.S. income taxes that would be incurred if these earnings were repatriated is approximately $491.5 million.

We benefit from income tax holidays in Singapore and Malaysia which will expire after 2018 for Singapore and 2015 and 2018 for Malaysia. For the years ended December 31, 2014 and 2013, these tax holidays reduced our provision for income taxes by $1.3 million, or $0.01 per share on a diluted basis, and $12.7 million, or $0.05 per share on a diluted basis, respectively.

NOTE 12. PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

We have funded and unfunded defined benefit pension plans which provide defined benefits based on years of service and final average salary. In October 2009, the Board of Directors amended the U.S. Qualified and Non-Qualified Defined Benefit Pension Plans (“U.S. Pension Plans”) to freeze participation in the U.S. Pension Plans for all new nonunion employees hired on or after January 1, 2010, and current nonunion employees with less than five years of vesting service as of December 31, 2009 (“frozen participants”). For current nonunion employees with less than five years of vesting service as of December 31, 2009, benefits accrued under the U.S. Pension Plans and earned as of that date were frozen based on credited service and pay as of December 31, 2009.

In 2014 the Company amended the U.S. Qualified Pension Plan, and effective June 1, 2014, the assets and liabilities attributable to participants who are (i) either frozen participants or participants that had terminated service and subsequently became re-employed on or after January 1, 2010, and (ii) active employees of FMC Technologies as of June 1, 2014 were transferred from the U.S. Qualified Pension Plan to the FMC Technologies, Inc. Frozen Retirement Plan (“Frozen Plan”). Under the Frozen Plan, participants had the option to accept cash or an annuity upon the Frozen Plan’s termination. In December 2014, settlement payments were made based on frozen participants’ elections and settlement costs were recorded during 2014.

Foreign-based employees are eligible to participate in FMC Technologies-sponsored or government-sponsored benefit plans to which we contribute. Several of the foreign defined benefit pension plans sponsored by us provide for employee contributions; the remaining plans are noncontributory.

We have other post-retirement benefit plans covering substantially all of our U.S. employees who were hired prior to January 1, 2003. The post-retirement health care plans are contributory; the post-retirement life insurance plans are noncontributory.

We are required to recognize the funded status of defined benefit post-retirement plans as an asset or liability in the consolidated balance sheet and recognize changes in that funded status in comprehensive income in the year in which the changes occur. Further, we are required to measure the plan’s assets and its obligations that determine its funded status as of the date of the consolidated balance sheet. We have applied this guidance to our domestic pension and other post-retirement benefit plans as well as for many of our non-U.S. plans, including those in the United Kingdom, Norway, Germany, France and Canada. Pension expense measured in compliance with GAAP for the other non-U.S. pension plans is not materially different from the locally reported pension expense.

The funded status of our U.S. Pension Plans, certain foreign pension plans and U.S. post-retirement health care and life insurance benefit plans, together with the associated balances recognized in our consolidated financial statements as of December 31, 2014 and 2013, were as follows:

	Pensions				Other Post-retirement Benefits
	2014		2013		2014	2013
(In millions)	U.S.	Int’l	U.S.	Int’l
Accumulated benefit obligation	$552.4	$406.3	$513.3	$360.1
Projected benefit obligation at January 1	$585.0	$438.8	$692.9	$372.3	$6.7	$8.7
Service cost	13.8	16.7	16.5	14.7	0.1	0.1
Interest cost	29.1	18.5	25.8	16.1	0.3	0.2
Actuarial (gain) loss	101.8	71.6	(119.8)	45.6	4.0	(1.7)
Amendments	2.4	0.3	—	0.6	(0.1)	—
Settlements	(63.8)	—	(11.1)	—	—	—
Foreign currency exchange rate changes	—	(53.6)	—	(2.5)	—	—
Plan participants’ contributions	—	2.4	—	2.2	—	—
Benefits paid	(27.7)	(12.2)	(19.3)	(10.2)	(0.6)	(0.6)
Projected benefit obligation at December 31	640.6	482.5	585.0	438.8	10.4	6.7
Fair value of plan assets at January 1	576.8	400.8	462.5	327.9	—	—
Actual return on plan assets	8.5	13.5	115.2	52.2	—	—
Company contributions	11.0	22.6	29.5	30.1	0.6	0.6
Foreign currency exchange rate changes	—	(40.4)	—	(1.4)	—	—
Settlements	(63.8)	—	(11.1)	—	—	—
Plan participants’ contributions	—	2.4	—	2.2	—	—
Benefits paid	(27.7)	(12.2)	(19.3)	(10.2)	(0.6)	(0.6)
Fair value of plan assets at December 31	504.8	386.7	576.8	400.8	—	—
Funded status of the plans (liability) at December 31	$(135.8)	$(95.8)	$(8.2)	$(38.0)	$(10.4)	$(6.7)

	Pensions				Other Post-retirement Benefits
	2014		2013		2014	2013
(In millions)	U.S.	Int’l	U.S.	Int’l
Other assets	$—	$—	$38.3	$3.8	$—	$—
Current portion of accrued pension and other post-retirement benefits	(4.1)	(0.4)	(9.1)	(1.3)	(0.8)	(0.6)
Accrued pension and other post-retirement benefits, net of current portion	(131.7)	(95.4)	(37.4)	(40.5)	(9.6)	(6.1)
Funded status recognized in the consolidated balance sheets at December 31	$(135.8)	$(95.8)	$(8.2)	$(38.0)	$(10.4)	$(6.7)

The following table summarizes the pre-tax amounts in accumulated other comprehensive (income) loss at December 31, 2014 and 2013 that have not been recognized as components of net periodic benefit cost:

	Pensions				Other Post-retirement Benefits
	2014		2013		2014	2013
(In millions)	U.S.	Int’l	U.S.	Int’l
Pre-tax amounts recognized in accumulated other comprehensive (income) loss:
Unrecognized actuarial (gain) loss	$234.9	$187.8	$130.1	$113.6	$1.1	$(3.2)
Unrecognized prior service (credit) cost	0.2	1.3	0.1	1.5	(0.1)	—
Unrecognized transition asset	—	(0.2)	—	(0.4)	—	—
Accumulated other comprehensive (income) loss at December 31	$235.1	$188.9	$130.2	$114.7	$1.0	$(3.2)

The following tables summarize the projected and accumulated benefit obligations and fair values of plan assets where the projected or accumulated benefit obligation exceeds the fair value of plan assets at December 31, 2014 and 2013:

	Pensions				Other Post-retirement Benefits
	2014		2013		2014	2013
(In millions)	U.S.	Int’l	U.S.	Int’l
Plans with underfunded or non-funded projected benefit obligation:
Aggregate projected benefit obligation	$640.6	$482.5	$46.4	$151.8	$10.4	$6.7
Aggregate fair value of plan assets	$504.8	$386.7	$—	$110.1	$—	$—

	Pensions				Other Post-retirement Benefits
	2014		2013		2014	2013
(In millions)	U.S.	Int’l	U.S.	Int’l
Plans with underfunded or non-funded accumulated benefit obligation:
Aggregate accumulated benefit obligation	$552.4	$145.0	$36.2	$28.9
Aggregate fair value of plan assets	$504.8	$103.1	$—	$9.0

The following table summarizes the components of net periodic benefit cost (income) for the years ended December 31, 2014, 2013 and 2012:

	Pensions						Other Post-retirement Benefits
	2014		2013		2012		2014	2013	2012
(In millions)	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l
Components of net periodic benefit cost (income):
Service cost	$13.8	$16.7	$16.5	$14.7	$14.6	$37.2	$0.1	$0.1	$0.1
Interest cost	29.1	18.5	25.8	16.1	26.9	21.4	0.3	0.2	0.4
Expected return on plan assets	(46.3)	(30.0)	(41.6)	(23.7)	(39.9)	(26.4)	—	—	—
Settlement cost	22.5	—	5.1	—	5.6	8.5	—	—	—
Curtailment cost	2.4	—	—	—	—	—	—	—	—
Amortization of transition asset	—	(0.1)	—	(0.1)	—	(0.2)	—	—	—
Amortization of prior service cost (credit)	(0.1)	0.4	(0.1)	0.1	(0.1)	0.1	—	(0.5)	(1.1)
Amortization of net actuarial loss (gain)	12.2	6.7	26.6	5.3	23.9	8.1	(0.3)	(0.2)	(0.2)
Net periodic benefit cost (income)	$33.6	$12.2	$32.3	$12.4	$31.0	$48.7	$0.1	$(0.4)	$(0.8)

The following table summarizes changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the years ended December 31, 2014, 2013 and 2012:

	Pensions						Other Post-retirement Benefits
	2014		2013		2012		2014	2013	2012
(In millions)	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l
Changes in plan assets and benefit obligations recognized in other comprehensive income (loss):
Net actuarial gain (loss) arising during period	$(139.6)	$(80.9)	$193.3	$(15.6)	$(68.9)	$53.8	$(4.0)	$1.7	$—
Prior service (cost) credit arising during period	(2.3)	(0.3)	—	(0.6)	—	—	0.1	—	—
Settlements and curtailments	24.9	—	5.1	—	5.6	8.5	—	—	—
Amortization of net actuarial loss (gain)	12.2	6.7	26.6	5.3	23.9	8.0	(0.3)	(0.2)	(0.2)
Amortization of prior service cost (credit)	(0.1)	0.4	(0.1)	0.1	(0.1)	0.1	—	(0.5)	(1.1)
Amortization of transition asset	—	(0.1)	—	(0.1)	—	(0.2)	—	—	—
Total recognized in other comprehensive income (loss)	$(104.9)	$(74.2)	$224.9	$(10.9)	$(39.5)	$70.2	$(4.2)	$1.0	$(1.3)

Included in accumulated other comprehensive income (loss) at December 31, 2014, are noncash, pre-tax charges which have not yet been recognized in net periodic benefit cost (income). The estimated amounts expected to be amortized from the portion of each component of accumulated other comprehensive income (loss) as a component of net period benefit cost (income), during the next fiscal year are as follows:

	Pensions		Other Post-retirement Benefits
(In millions)	U.S.	Int’l
Net actuarial losses (gains)	$19.5	$13.0	$—
Prior service cost (credit)	$—	$0.1	$—
Transition asset	$—	$(0.1)	$—

Key assumptions—The following weighted-average assumptions were used to determine the benefit obligations:

	Pensions				Other Post-retirement Benefits
	2014		2013		2014	2013
	U.S.	Int’l	U.S.	Int’l
Discount rate	4.20%	3.21%	5.10%	4.30%	4.20%	5.10%
Rate of compensation increase	4.00%	3.84%	4.00%	4.29%	—	—

The following weighted-average assumptions were used to determine net periodic benefit cost:

	Pensions						Other Post-retirement Benefits
	2014		2013		2012		2014	2013	2012
	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l
Discount rate	5.10%	4.30%	3.90%	4.46%	4.60%	4.54%	5.10%	3.90%	4.60%
Rate of compensation increase	4.00%	4.29%	4.00%	3.98%	4.00%	4.05%	—	—	—
Expected rate of return on plan assets	9.00%	7.61%	9.00%	7.44%	9.00%	7.62%	—	—	—

Our estimate of expected rate of return on plan assets is primarily based on the historical performance of plan assets, current market conditions, our asset allocation and long-term growth expectations.

Plan assets—Our pension investment strategy emphasizes maximizing returns consistent with balancing risk. Excluding our international plans with insurance-based investments, 89% of our total pension plan assets represent the U.S. qualified plan, the U.K. plan and the Canadian plan. These plans are primarily invested in equity securities to maximize the long-term returns of the plans. The investment managers of these assets, including the hedge funds and limited partnerships, use Graham and Dodd fundamental investment analysis to select securities that have a margin of safety between the price of the security and the estimated value of the security. This value-oriented approach tends to mitigate the risk of a large equity allocation.

The following is a description of the valuation methodologies used for the pension plan assets. There have been no changes in the methodologies used at December 31, 2014 and 2013.

•	Cash is valued at cost, which approximates fair value.

•	Equity securities are comprised of common stock, preferred stock, registered investment companies and common/collective trusts. The fair values of equity securities are valued at the closing price reported on the active market on which the securities are traded. The fair values of registered investment companies and common/collective trusts are valued based on quoted market prices, which represent the net asset value (“NAV”) of shares held, and primarily include investments in equity securities.

•	The fair values of hedge funds are valued using the NAV as determined by the administrator or custodian of the fund.

•	The fair values of limited partnerships are valued using the NAV as determined by the administrator or custodian of the fund.

•	Insurance contracts are valued at book value, which approximates fair value, and is calculated using the prior-year balance plus or minus investment returns and changes in cash flows.

•	Emerging market bonds are comprised of registered investment companies. The fair values of registered investment companies are valued based on quoted market prices, which represent the NAV of shares held.

Our pension plan assets measured at fair value are as follows at December 31, 2014 and 2013. Refer to “Fair value measurements” in Note 1 to these consolidated financial statements for a description of the levels.

	U.S.				International
December 31, 2014 (In millions)	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Cash	$121.2	$121.2	$—	$—	$0.3	$0.3	$—	$—
Equity securities:
U.S. companies:
Large cap	54.7	54.7	—	—	44.0	44.0	—	—
Mid cap	13.1	13.1	—	—	0.1	0.1	—	—
Small cap	102.1	102.1	—	—	—	—	—	—
International companies	83.3	83.3	—	—	241.9	241.9	—	—
Hedge funds	65.3	—	—	65.3	—	—	—	—
Limited partnerships	60.3	—	—	60.3	—	—	—	—
Insurance contracts	—	—	—	—	100.4	—	100.4	—
Emerging market bonds	4.8	4.8	—	—	—	—	—	—
Total assets	$504.8	$379.2	$—	$125.6	$386.7	$286.3	$100.4	$—
December 31, 2013 (In millions)
Cash	$32.4	$32.4	$—	$—	$1.1	$1.1	$—	$—
Equity securities:
U.S. companies:
Large cap	169.9	169.9	—	—	60.7	60.7	—	—
Mid cap	12.1	12.1	—	—	0.1	0.1	—	—
Small cap	98.0	98.0	—	—	—	—	—	—
International companies	142.9	142.9	—	—	231.9	231.9	—	—
Hedge funds	64.9	—	—	64.9	—	—	—	—
Limited partnerships	52.1	—	—	52.1	—	—	—	—
Insurance contracts	—	—	—	—	107.0	—	107.0	—
Emerging market bonds	4.5	4.5	—	—	—	—	—	—
Total assets	$576.8	$459.8	$—	$117.0	$400.8	$293.8	$107.0	$—

The summary of changes in the fair value of the pension plan Level 3 assets for the years ended December 31, 2014 and 2013 is as follows:

(In millions)	Level 3 Assets
Balance at December 31, 2012	$95.7
Unrealized gains relating to instruments still held at the reporting date	21.3
Balance at December 31, 2013	$117.0
Unrealized gains relating to instruments still held at the reporting date	1.6
Purchases, sales, and settlements, net	7.0
Balance at December 31, 2014	$125.6

Contributions—We expect to contribute approximately $15.9 million to our international pension plans, representing primarily the U.K. and Norway qualified pension plans, and approximately $4.0 million to our U.S. Non-Qualified Defined Benefit Pension Plan in 2015. All of the contributions are expected to be in the form of cash. In 2014 we contributed $33.6 million to the pension plans. In 2013 we contributed $59.6 million to the pension plans, which included $18.0 million to the U.S. Qualified Defined Benefit Pension Plan.

Estimated future benefit payments—The following table summarizes expected benefit payments from our various pension and post-retirement benefit plans through 2024. Actual benefit payments may differ from expected benefit payments.

	Pensions		Other Post-retirement Benefits
(In millions)	U.S.	International
2015	$24.7	$10.8	$0.7
2016	$26.0	$11.3	$0.8
2017	$39.9	$12.1	$0.8
2018	$26.6	$13.6	$0.8
2019	$28.2	$14.7	$0.8
2020-2024	$162.7	$92.9	$3.6

Savings plans—The FMC Technologies, Inc. Savings and Investment Plan (“Qualified Plan”), a qualified salary reduction plan under Section 401(k) of the Internal Revenue Code, is a defined contribution plan. Additionally, we have a non-qualified deferred compensation plan, the Non-Qualified Plan, which allows certain highly compensated employees the option to defer the receipt of a portion of their salary. We match a portion of the participants’ deferrals to both plans. In October 2009, the Board of Directors approved amendments to the U.S. Qualified Plan and Non-Qualified Plan (“Amended Plans”). Under the Amended Plans, we are required to make a nonelective contribution every pay period to all new nonunion employees hired on or after January 1, 2010, and current nonunion employees with less than five years of vesting service as of December 31, 2009. Nonelective contributions under the Amended Plans vest with three years of service with FMC Technologies.

Participants in the Non-Qualified Plan earn a return based on hypothetical investments in the same options as our 401(k) plan, including FMC Technologies stock. Changes in the market value of these participant investments are reflected as an adjustment to the deferred compensation liability with an offset to other income (expense), net. As of both December 31, 2014 and 2013, our liability for the Non-Qualified Plan was $38.5 million and was recorded in other non-current liabilities. We hedge the financial impact of changes in the participants’ hypothetical investments by purchasing the investments that the participants have chosen. With the exception of FMC Technologies stock, which is maintained at its cost basis, changes in the fair value of these investments are recognized as an offset to other income (expense), net. As of December 31, 2014 and 2013, we had investments for the Non-Qualified Plan totaling $30.7 million and $29.1 million, respectively, at fair market value and FMC Technologies stock held in trust of $8.0 million and $7.7 million, respectively, at its cost basis. Refer to Note 16 to these consolidated financial statements for fair value disclosure of the Non-Qualified Plan investments.

We recognized expense of $28.4 million, $23.5 million and $18.4 million, for matching contributions to these plans in 2014, 2013 and 2012, respectively. Additionally, we recognized expense of $18.9 million, $16.2 million and $11.8 million for nonelective contributions in 2014, 2013 and 2012, respectively.

NOTE 13. STOCK-BASED COMPENSATION

We sponsor a stock-based compensation plan, which is described below, and have primarily granted awards in the form of nonvested stock units (also known as restricted stock units in the plan document) and stock options. The compensation expense for awards under the plan is as follows:

	Year Ended December 31,
(In millions)	2014	2013	2012
Stock-based compensation expense	$44.9	$47.7	$34.0
Income tax benefits related to stock-based compensation expense	$14.5	$16.2	$11.5

Stock-based compensation expense is recognized over the lesser of the stated vesting period (three or four years) or the period until the employee reaches age 62 (the retirement eligible age under the plan). As of December 31, 2014, a portion of the stock-based compensation expense related to outstanding awards remains to be recognized in future periods. The compensation expense related to nonvested awards to employees yet to be recognized totaled $43.6 million for restricted stock units. These costs are expected to be recognized over a weighted average period of 1.2 years.

Incentive compensation and stock plan—The Amended and Restated FMC Technologies, Inc. Incentive Compensation and Stock Plan (the “Plan”) provides certain incentives and awards to officers, employees, directors and consultants of FMC Technologies or its affiliates. The Plan allows our Board of Directors to make various types of awards to non-employee directors and the Compensation Committee (the “Committee”) of the Board of Directors to make various types of awards to other eligible individuals. Awards include management incentive awards, stock options, stock appreciation rights, performance units, stock units, restricted stock or other awards authorized under the Plan. All awards are subject to the Plan’s provisions.

Under the Plan, 48.0 million shares of our common stock were authorized for awards. These shares are in addition to shares previously granted by FMC Corporation and converted into approximately 18.0 million shares of our common stock. As of December 31, 2014, 3.3 million shares were reserved to satisfy existing awards and 20.3 million shares were available for future awards.

Management incentive awards may be awards of cash, common stock, restricted stock or a combination thereof. Grants of stock options may be incentive and/or nonqualified stock options. The exercise price for options are determined by the Committee but cannot be less than the fair market value of our common stock at the grant date. Restricted stock and restricted stock unit grants specify any applicable performance goals, the time and rate of vesting and such other provisions as determined by the Committee. Restricted stock unit grants generally vest after three to four years of service. Additionally, most awards immediately vest upon a change of control as defined in the Plan document.

Under the Plan, our Board of Directors has the authority to grant non-employee directors stock options, restricted stock and restricted stock units. Unless otherwise determined by our Board of Directors, awards to non-employee directors generally vest on the date of our annual stockholder meeting following the date of grant. Restricted stock units are settled when a director ceases services to the Board of Directors. However, a director may elect to settle restricted stock units either (i) in a calendar year no later than a year for which such restricted stock units are payable or (ii) in annual installments over a period of time with such installments commencing no later than a year for which such restricted stock units are payable. At December 31, 2014, outstanding awards to active and retired non-employee directors included 861 thousand stock units.

Restricted stock units—A summary of the nonvested restricted stock units to employees as of December 31, 2014, and changes during the year is presented below:

(Shares in thousands)	Shares	Weighted-Average Grant Date Fair Value
Nonvested at December 31, 2013	2,464	$48.04
Granted	953	$51.20
Vested	(749)	$40.15
Cancelled/forfeited	(114)	$49.66
Nonvested at December 31, 2014	2,554	$51.46

For current-year performance-based awards, the payout was dependent upon our performance relative to a peer group of companies with respect to earnings growth and return on investment for the year ended December 31, 2014. Based on results for the performance period, the payout will be 342 thousand shares at the vesting date in January 2017. Compensation cost was measured for 2014 based on the actual outcome of the performance conditions.

For current-year market-based awards, actual payouts may vary from zero to 172 thousand shares, contingent upon our performance relative to the same peer group of companies with respect to total shareholder return (“TSR”) for a three year period ending December 31, 2016. In 2012, the Committee changed the payout with respect to the TSR metric to make it possible to have a payout regardless of whether our TSR for the year is positive or negative. If our TSR for any given year is not positive, the payout with respect to the TSR is limited to the target previously established by the Committee. In 2014, the Committee changed the performance evaluation period from one year to three years. Compensation cost for these awards was calculated using the grant date fair market value, as estimated using a Monte Carlo simulation, and is not subject to change based on future events.

The following summarizes values for restricted stock unit activity to employees:

	Year Ended December 31,
	2014	2013	2012
Weighted average grant date fair value of restricted stock units granted	$51.20	$53.01	$49.84
Vest date fair value of restricted stock units vested (in millions)	$39.1	$51.5	$100.8

On January 2, 2015, restricted stock units vested and approximately 0.5 million shares were issued to employees.

NOTE 14. STOCKHOLDERS’ EQUITY

Capital stock—The following is a summary of our capital stock activity for the years ended December 31, 2014, 2013 and 2012:

(Number of shares in thousands)	Common Stock Issued	Common Stock Held in Employee Benefit Trust	Treasury Stock
December 31, 2011	286,318	169	48,316
Stock awards	—	—	(1,393)
Treasury stock purchases	—	—	2,138
Net stock purchased for (sold from) employee benefit trust	—	27	—
December 31, 2012	286,318	196	49,061
Stock awards	—	—	(998)
Treasury stock purchases	—	—	2,255
Net stock purchased for (sold from) employee benefit trust	—	(16)	—
December 31, 2013	286,318	180	50,318
Stock awards	—	—	(547)
Treasury stock purchases	—	—	4,855
Net stock purchased for (sold from) employee benefit trust	—	(13)	—
December 31, 2014	286,318	167	54,626

The plan administrator of the Non-Qualified Plan purchases shares of our common stock on the open market. Such shares are placed in a trust owned by FMC Technologies.

As of December 31, 2014, the Board of Directors had authorized 75 million shares for repurchase. We repurchased $247.6 million, $116.3 million and $91.1 million of common stock during 2014, 2013 and 2012, respectively, under the authorized repurchase program. As of December 31, 2014, approximately 8.0 million shares remained available for purchase under the current program which may be executed from time to time in the open market. We intend to hold repurchased shares in treasury for general corporate purposes, including issuances under our employee incentive compensation and stock plans. Treasury shares are accounted for using the cost method.

No cash dividends were declared on our common stock in 2014, 2013 or 2012.

Accumulated other comprehensive loss—Accumulated other comprehensive loss consisted of the following:

(In millions)	Foreign Currency Translation	Hedging	Defined Pension and Other Post-Retirement Benefits	Accumulated Other Comprehensive Loss
December 31, 2012	$(104.6)	$10.0	$(301.4)	$(396.0)
Other comprehensive income (loss) before reclassifications, net of tax	(99.7)	27.1	112.1	39.5
Reclassification adjustment for net (gains) losses included in net income, net of tax	—	(5.2)	21.0	15.8
Other comprehensive income (loss), net of tax	(99.7)	21.9	133.1	55.3
December 31, 2013	(204.3)	31.9	(168.3)	(340.7)
Other comprehensive income (loss) before reclassifications, net of tax	(107.6)	(108.4)	(154.4)	(370.4)
Reclassification adjustment for net (gains) losses included in net income, net of tax	—	(0.8)	28.2	27.4
Other comprehensive income (loss), net of tax	(107.6)	(109.2)	(126.2)	(343.0)
December 31, 2014	$(311.9)	$(77.3)	$(294.5)	$(683.7)

Reclassifications out of accumulated other comprehensive loss—Reclassifications out of accumulated other comprehensive loss consisted of the following:

	Year Ended
(In millions)	December 31, 2014	December 31, 2013
Details about Accumulated Other Comprehensive Loss Components	Amount Reclassified out of Accumulated Other Comprehensive Loss		Affected Line Item in the Consolidated Statement of Income
Gains (losses) on hedging instruments
Foreign exchange contracts:	$(36.2)	$(11.7)	Revenue
	34.2	14.8	Costs of sales
	(0.2)	—	Selling, general and administrative expense
	(2.2)	3.1	Income before income taxes
	3.0	2.1	Income tax (expense) benefit
	$0.8	$5.2	Net income
Defined pension and other post-retirement benefits
Settlements	$(24.9)	$(5.1)	(a)
Amortization of actuarial loss	(18.6)	(31.7)	(a)
Amortization of prior service credit	(0.3)	0.5	(a)
Amortization of transition asset	0.1	0.1	(a)
	(43.7)	(36.2)	Income before income taxes
	15.5	15.2	Income tax (expense) benefit
	$(28.2)	$(21.0)	Net income

_______________________

(a)    These accumulated other comprehensive income components are included in the computation of net periodic pension cost (see Note 12 for additional details).

NOTE 15. DERIVATIVE FINANCIAL INSTRUMENTS

We hold derivative financial instruments for the purpose of hedging the risks of certain identifiable and anticipated transactions. The types of risks hedged are those relating to the variability of future earnings and cash flows caused by movements in foreign currency exchange rates and interest rates. We hold the following types of derivative instruments:

Foreign exchange rate forward contracts – The purpose of these instruments is to hedge the risk of changes in future cash flows of anticipated purchase or sale commitments denominated in foreign currencies. At December 31, 2014, we held the following material positions:

	Notional Amount Bought (Sold)
(In millions)		USD Equivalent
Australian dollar	31.9	26.1
British pound	73.3	114.1
Canadian dollar	(150.0)	(129.1)
Euro	151.4	183.2
Kuwaiti dinar	(5.9)	(20.1)
Malaysian ringgit	107.8	30.8
Norwegian krone	2,859.0	383.6
Singapore dollar	222.3	167.7
U.S. dollar	(929.1)	(929.1)

Foreign exchange rate instruments embedded in purchase and sale contracts – The purpose of these instruments is to match offsetting currency payments and receipts for particular projects, or comply with government restrictions on the currency used to purchase goods in certain countries. At December 31, 2014, our portfolio of these instruments included the following material positions:

	Notional Amount Bought (Sold)
(In millions)		USD Equivalent
Brazilian real	(105.6)	(39.7)
Norwegian krone	(77.6)	(10.4)
U.S. dollar	34.6	34.6

The purpose of our foreign currency hedging activities is to manage the volatility associated with anticipated foreign currency purchases and sales created in the normal course of business. Our policy is to hold derivatives only for the purpose of hedging risks and not for trading purposes where the objective is solely to generate profit. Generally, we enter into hedging relationships such that changes in the fair values or cash flows of the transactions being hedged are expected to be offset by corresponding changes in the fair value of the derivatives. For derivative instruments that qualify as a cash flow hedge, the effective portion of the gain or loss of the derivative, which does not include the time value component of a forward currency rate, is reported as a component of other comprehensive income (“OCI”) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

The following table of all outstanding derivative instruments is based on estimated fair value amounts that have been determined using available market information and commonly accepted valuation methodologies. Refer to Note 16 to these consolidated financial statements for further disclosures related to the fair value measurement process. Accordingly, the estimates presented may not be indicative of the amounts that we would realize in a current market exchange and may not be indicative of the gains or losses we may ultimately incur when these contracts settle or mature.

	December 31, 2014		December 31, 2013
(In millions)	Assets	Liabilities	Assets	Liabilities
Derivatives designated as hedging instruments:
Foreign exchange contracts:
Current – Derivative financial instruments	$172.1	$207.1	$149.3	$152.5
Long-term – Derivative financial instruments	129.4	214.6	65.4	44.1
Total derivatives designated as hedging instruments	301.5	421.7	214.7	196.6
Derivatives not designated as hedging instruments:
Foreign exchange contracts:
Current – Derivative financial instruments	25.5	23.1	16.6	18.8
Long-term – Derivative financial instruments	5.5	5.6	3.1	3.0
Total derivatives not designated as hedging instruments	31.0	28.7	19.7	21.8
Total derivatives	$332.5	$450.4	$234.4	$218.4

We recognized gains of $0.9 million, $0.1 million and $4.4 million on cash flow hedges for the years ended December 31, 2014, 2013 and 2012, respectively, due to hedge ineffectiveness as it was probable that the original forecasted transaction would not occur. Cash flow hedges of forecasted transactions, net of tax, resulted in accumulated other comprehensive loss of $77.3 million and gain of $31.9 million at December 31, 2014 and 2013, respectively. We expect to transfer an approximate $17.3 million loss from accumulated OCI to earnings during the next 12 months when the anticipated transactions actually occur. All anticipated transactions currently being hedged are expected to occur by the end of 2016.

The following tables present the impact of derivative instruments in cash flow hedging relationships and their location within the accompanying consolidated statements of income.

	Gain (Loss) Recognized in OCI (Effective Portion)
	Year Ended December 31,
(In millions)	2014	2013	2012
Interest rate contracts	$—	$—	$1.6
Foreign exchange contracts	(137.1)	24.1	41.9
Total	$(137.1)	$24.1	$43.5

Location of Gain (Loss) Reclassified from Accumulated OCI into Income	Gain (Loss) Reclassified From Accumulated OCI into Income (Effective Portion)
	Year Ended December 31,
(In millions)	2014	2013	2012
Foreign exchange contracts:
Revenue	$(36.2)	$(11.7)	$6.6
Cost of sales	34.2	14.8	(1.9)
Selling, general and administrative expense	(0.2)	—	(0.2)
Total	$(2.2)	$3.1	$4.5

Location of Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Income (Ineffective Portion and Amount Excluded from Effectiveness Testing)
	Year Ended December 31,
(In millions)	2014	2013	2012
Foreign exchange contracts:
Revenue	$24.7	$2.7	$13.7
Cost of sales	(24.9)	(11.0)	(17.6)
Total	$(0.2)	$(8.3)	$(3.9)

Instruments that are not designated as hedging instruments are executed to hedge the effect of exposures in the consolidated balance sheets, and occasionally forward foreign currency contracts or currency options are executed to hedge exposures which do not meet all of the criteria to qualify for hedge accounting.

Location of Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Income on Derivatives (Instruments Not Designated as Hedging Instruments)
	Year Ended December 31,
(In millions)	2014	2013	2012
Foreign exchange contracts:
Revenue	$(4.0)	$0.6	$4.9
Cost of sales	0.7	(0.2)	(0.2)
Other income (expense), net	35.4	(15.0)	6.4
Total	$32.1	$(14.6)	$11.1

Balance Sheet Offsetting—We execute derivative contracts only with counterparties that consent to a master netting agreement which permits net settlement of the gross derivative assets against gross derivative liabilities. Each instrument is accounted for individually and assets and liabilities are not offset. As of December 31, 2014 and 2013, we had no collateralized derivative contracts. The following tables present both gross information and net information of recognized derivative instruments:

	December 31, 2014			December 31, 2013
(In millions)	Gross Amount Recognized	Gross Amounts Not Offset Permitted Under Master Netting Agreements	Net Amount	Gross Amount Recognized	Gross Amounts Not Offset Permitted Under Master Netting Agreements	Net Amount
Derivative assets	$332.5	$(321.5)	$11.0	$234.4	$(198.5)	$35.9

	December 31, 2014			December 31, 2013
(In millions)	Gross Amount Recognized	Gross Amounts Not Offset Permitted Under Master Netting Agreements	Net Amount	Gross Amount Recognized	Gross Amounts Not Offset Permitted Under Master Netting Agreements	Net Amount
Derivative liabilities	$450.4	$(321.5)	$128.9	$218.4	$(198.5)	$19.9

NOTE 16. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value on a recurring basis were as follows:

	December 31, 2014				December 31, 2013
(In millions)	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets
Investments:
Equity securities	$22.5	$22.5	$—	$—	$21.2	$21.2	$—	$—
Fixed income	7.1	7.1	—	—	13.2	13.2	—	—
Money market fund	3.4	—	3.4	—	3.8	—	3.8	—
Stable value fund	0.7	—	0.7	—	1.0	—	1.0	—
Other	2.1	2.1	—	—	2.4	2.4	—	—
Derivative financial instruments:
Foreign exchange contracts	332.5	—	332.5	—	234.4	—	234.4	—
Total assets	$368.3	$31.7	$336.6	$—	$276.0	$36.8	$239.2	$—
Liabilities
Derivative financial instruments:
Foreign exchange contracts	450.4	—	450.4	—	218.4	—	218.4	—
Contingent earn-out consideration	—	—	—	—	70.1	—	—	70.1
Total liabilities	$450.4	$—	$450.4	$—	$288.5	$—	$218.4	$70.1

Investments—The fair value measurement of our equity securities, fixed income and other investment assets is based on quoted prices that we have the ability to access in public markets. Our stable value fund and money market fund are valued at the net asset value of the shares held at the end of the year, which is based on the fair value of the underlying investments using information reported by the investment advisor at year-end. See Note 12 to these consolidated financial statements for additional disclosure related to our non-qualified deferred compensation plan investments.

Derivative financial instruments—We use the income approach as the valuation technique to measure the fair value of foreign currency derivative instruments on a recurring basis. This approach calculates the present value of the future cash flow by measuring the change from the derivative contract rate and the published market indicative currency rate, multiplied by the contract notional values. Credit risk is then incorporated by reducing the derivative’s fair value in asset positions by the result of multiplying the present value of the portfolio by the counterparty’s published credit spread. Portfolios in a liability position are adjusted by the same calculation; however, a spread representing our credit spread is used. Our credit spread and the credit spread of other counterparties not publicly available are approximated by using the spread of similar companies in the same industry, of similar size and with the same credit rating.

At the present time, we have no credit-risk-related contingent features in our agreements with the financial institutions that would require us to post collateral for derivative positions in a liability position.

See Note 15 to these consolidated financial statements for additional disclosure related to derivative financial instruments.

Multi Phase Meters contingent earn-out consideration—We determined the fair value of the contingent earn-out consideration using a discounted cash flow model. The key assumptions used in applying the income approach were the expected profitability and debt, net of cash, of the acquired company during the earn-out period and the discount rate which approximates our debt credit rating. The fair value measurement was based upon significant inputs not observable in the market. Changes in the value of the contingent earn-out consideration were recorded as cost of service revenue in our consolidated statements of income.

Changes in the fair value of our Level 3 contingent earn-out consideration obligation were as follows:

	December 31,
(In millions)	2014	2013
Balance at beginning of year	$70.1	$105.3
Remeasurement adjustment	3.6	28.7
Payment	(74.6)	(57.3)
Foreign currency translation adjustment	0.9	(6.6)
Balance at end of year	$—	$70.1

Fair value of debt—The fair value, based on Level 1 quoted market rates, of our 2.00% Notes due 2017 and 3.45% Notes due 2022 (collectively, “Senior Notes”) was approximately $779.5 million and $767.6 million as of December 31, 2014 and 2013, respectively, as compared to the $800.0 million face value of the debt, net of issue discounts, recorded in the consolidated balance sheets.

Other fair value disclosures—The carrying amounts of cash and cash equivalents, trade receivables, accounts payable, short-term debt, commercial paper, debt associated with our term loan, revolving credit facility as well as amounts included in other current assets and other current liabilities that meet the definition of financial instruments, approximate fair value.

Credit risk—By their nature, financial instruments involve risk including credit risk for non-performance by counterparties. Financial instruments that potentially subject us to credit risk primarily consist of trade receivables and derivative contracts. We manage the credit risk on financial instruments by transacting only with what management believes are financially secure counterparties, requiring credit approvals and credit limits, and monitoring counterparties’ financial condition. Our maximum exposure to credit loss in the event of non-performance by the counterparty is limited to the amount drawn and outstanding on the financial instrument. Allowances for losses on trade receivables are established based on collectability assessments. We mitigate credit risk on derivative contracts by executing contracts only with counterparties that consent to a master netting agreement which permits the net settlement of the gross derivative assets against the gross derivative liabilities.

NOTE 17. WARRANTY OBLIGATIONS

Warranty cost and accrual information is as follows:

	December 31,
(In millions)	2014	2013
Balance at beginning of year	$18.0	$15.4
Expenses for new warranties	30.5	27.0
Adjustments to existing accruals	0.7	1.5
Claims paid	(26.2)	(25.9)
Balance at end of year	$23.0	$18.0

NOTE 18. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments associated with leases—We lease office space, manufacturing facilities and various types of manufacturing and data processing equipment. Leases of real estate generally provide for payment of property taxes, insurance and repairs by us. Substantially all of our leases are classified as operating leases. Rent expense under operating leases amounted to $136.8 million, $149.7 million and $133.9 million in 2014, 2013 and 2012, respectively.

In March 2014 we entered into construction and operating lease agreements to finance the construction of manufacturing and office facilities located in Houston, TX. Upon expiration of the lease term in September 2021, we have the option to renew the lease, purchase the facilities or re-market the facilities on behalf of the lessor, including certain guarantees of residual value under the re-marketing option.

At December 31, 2014, future minimum rental payments under noncancellable operating leases were:

(In millions)
2015	$108.8
2016	87.7
2017	67.9
2018	55.3
2019	45.6
Thereafter	282.4
Total	647.7
Less income from subleases	1.2
Net minimum operating lease payments	$646.5

Contingent liabilities associated with guarantees—In the ordinary course of business with customers, vendors and others, we issue standby letters of credit, performance bonds, surety bonds and other guarantees. These financial instruments at December 31, 2014, represented $755.4 million for guarantees of our future performance and $78.4 million of bank guarantees and letters of credit to secure a portion of our existing financial obligations. The majority of these financial instruments expire within three years, and we expect to replace them through the issuance of new or the extension of existing letters of credit and surety bonds.

In August 2014 FMC Technologies entered into an arrangement to guarantee the debt obligations under a revolving credit facility of FMC Technologies Offshore, LLC (“FTO Services”), our joint venture with Edison Chouest Offshore LLC. Under the terms of the guarantee, FMC Technologies and Edison Chouest Offshore LLC jointly and severally guaranteed amounts under the revolving credit facility with a maximum potential amount of future payments of $40.0 million that would become payable if FTO Services defaults in payment under the terms of the revolving credit facility. The approximate term of the guarantee is two years. The liability recognized at inception for the fair value of our obligation as a guarantor was not material, and we expect our future performance under the guarantee to be remote.

Management believes the ultimate resolution of our known contingencies will not materially affect our consolidated financial position, results of operations, or cash flows.

Contingent liabilities associated with legal matters—We are involved in various pending or potential legal actions in the ordinary course of our business. Management is unable to predict the ultimate outcome of these actions, because of the inherent uncertainty of litigation. However, management believes that the most probable, ultimate resolution of these matters will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Contingent liabilities associated with liquidated damages—Some of our contracts contain penalty provisions that require us to pay liquidated damages if we are responsible for the failure to meet specified contractual milestone dates and the applicable customer asserts a conforming claim under these provisions. These contracts define the conditions under which our customers may make claims against us for liquidated damages. Based upon the evaluation of our performance and other commercial and legal analysis, management believes we have appropriately accrued for probable liquidated damages at December 31, 2014 and 2013, and that the ultimate resolution of such matters will not materially affect our consolidated financial position, results of operations, or cash flows.

NOTE 19. BUSINESS SEGMENTS

We report the results of operations in the following segments: Subsea Technologies, Surface Technologies and Energy Infrastructure. Management’s determination of our reporting segments was made on the basis of our strategic priorities within each segment and corresponds to the manner in which our chief operating decision maker reviews and evaluates operating performance to make decisions about resources to be allocated to the segment.

Our reportable segments are:

•	Subsea Technologies—designs and manufactures products and systems and provides services used by oil and gas companies involved in deepwater exploration and production of crude oil and natural gas.

•	Surface Technologies—designs and manufactures systems and provides services used by oil and gas companies involved in land and offshore exploration and production of crude oil and gas; designs, manufactures and supplies technologically advanced high pressure valves and fittings for oilfield service companies; and also provides flowback and wireline services for exploration companies in the oil and gas industry.

•	Energy Infrastructure—manufactures and supplies liquid and gas measurement and transportation equipment and systems to customers involved in the production, transportation and processing of crude oil, natural gas and petroleum-based refined products and the mining industry.

Beginning in the third quarter of 2013 and in conjunction with management's efforts to accelerate the development and commercialization of subsea boosting technology for subsea markets, our direct drive systems technology development, previously reported in Energy Infrastructure, is now reported in Subsea Technologies. All prior-year information has been adjusted to reflect the current presentation.

Total revenue by segment includes intersegment sales, which are made at prices approximating those that the selling entity is able to obtain on external sales. Segment operating profit is defined as total segment revenue less segment operating expenses. The following items have been excluded in computing segment operating profit: corporate staff expense, net interest income (expense) associated with corporate debt facilities, income taxes, and other revenue and other expense, net.

Segment revenue and segment operating profit

	Year Ended December 31,
(In millions)	2014	2013	2012
Segment revenue
Subsea Technologies (1)	$5,266.4	$4,726.9	$4,006.8
Surface Technologies	2,130.7	1,806.8	1,598.1
Energy Infrastructure	557.4	617.2	574.1
Other revenue (2) and intercompany eliminations	(11.9)	(24.7)	(27.6)
Total revenue	$7,942.6	$7,126.2	$6,151.4
Income before income taxes:
Segment operating profit:
Subsea Technologies	$748.2	$548.2	$432.2
Surface Technologies	393.0	257.2	284.3
Energy Infrastructure	52.5	74.3	68.2
Intercompany eliminations	(0.3)	(0.1)	—
Total segment operating profit	1,193.4	879.6	784.7
Corporate items:
Corporate expense (3)	(66.3)	(46.3)	(41.8)
Other revenue (2) and other expense, net (4)	(33.7)	(85.6)	(119.9)
Net interest expense	(32.5)	(33.7)	(26.6)
Total corporate items	(132.5)	(165.6)	(188.3)
Income before income taxes attributable to FMC Technologies, Inc. (5)	$1,060.9	$714.0	$596.4

______________________________

(1)	We had one customer in our Subsea Technologies segment that comprised approximately $875.9 million and $625.9 million of our consolidated revenue for the year ended December 31, 2013 and 2012, respectively.

(2)	Other revenue comprises certain unrealized gains and losses on derivative instruments related to unexecuted sales contracts.

(3)	Corporate expense primarily includes corporate staff expenses.

(4)	Other expense, net, generally includes stock-based compensation, other employee benefits, LIFO adjustments, certain foreign exchange gains and losses, and the impact of unusual or strategic transactions not representative of segment operations.

(5)	Excludes amounts attributable to noncontrolling interests.

500

Segment operating capital employed and segment assets

	December 31,
(In millions)	2014	2013
Segment operating capital employed (1):
Subsea Technologies	$2,175.2	$2,126.3
Surface Technologies	1,183.6	1,139.1
Energy Infrastructure	313.9	345.4
Total segment operating capital employed	3,672.7	3,610.8
Segment liabilities included in total segment operating capital employed (2)	2,402.3	2,272.8
Corporate (3)	1,100.6	722.0
Total assets	$7,175.6	$6,605.6
Segment assets:
Subsea Technologies	$4,066.1	$3,923.6
Surface Technologies	1,587.8	1,484.0
Energy Infrastructure	442.3	496.4
Intercompany eliminations	(21.2)	(20.4)
Total segment assets	6,075.0	5,883.6
Corporate (3)	1,100.6	722.0
Total assets	$7,175.6	$6,605.6

______________________________

(1)	FMC Technologies’ management views segment operating capital employed, which consists of assets, net of its liabilities, as the primary measure of segment capital. Segment operating capital employed excludes debt, certain investments, pension liabilities, income taxes and LIFO and valuation adjustments.

(2)	Segment liabilities included in total segment operating capital employed consist of trade and other accounts payable, advance payments and progress billings, accrued payroll and other liabilities.

(3)	Corporate includes cash, LIFO adjustments, deferred income tax balances, property, plant and equipment not associated with a specific segment, pension assets and the fair value of derivative financial instruments.

501

Geographic segment information

Geographic segment sales were identified based on the location where our products and services were delivered. Geographic segment long-lived assets represent property, plant and equipment, net.

	Year Ended December 31,
(In millions)	2014	2013	2012
Revenue:
United States	$2,245.3	$1,940.4	$1,541.6
Norway	1,023.3	1,217.7	1,231.1
Brazil	831.6	689.0	561.2
Nigeria	627.0	335.0	192.7
Angola	406.7	516.0	598.0
All other countries	2,808.7	2,428.1	2,026.8
Total revenue	$7,942.6	$7,126.2	$6,151.4

	December 31,
(In millions)	2014	2013
Long-lived assets:
United States	$490.5	$443.4
Norway	250.8	223.3
Brazil	169.1	166.3
United Kingdom	147.0	137.2
Malaysia	112.6	100.8
All other countries	288.4	278.1
Total long-lived assets	$1,458.4	$1,349.1

Other business segment information

	Capital Expenditures Year Ended December 31,			Depreciation and Amortization Year Ended December 31,			Research and Development Expense Year Ended December 31,
(In millions)	2014	2013	2012	2014	2013	2012	2014	2013	2012
Subsea Technologies	$268.7	$235.0	$257.9	$138.0	$119.5	$89.3	$92.2	$87.1	$93.9
Surface Technologies	124.6	70.1	110.1	72.0	68.0	38.8	21.6	15.6	12.2
Energy Infrastructure	10.5	8.3	10.3	16.6	16.5	14.0	11.3	12.2	10.7
Corporate	0.6	0.7	27.3	5.9	5.8	4.1	—	—	—
Intercompany eliminations	—	—	—	—	—	—	(1.4)	(2.5)	—
Total	$404.4	$314.1	$405.6	$232.5	$209.8	$146.2	$123.7	$112.4	$116.8

502

NOTE 20. QUARTERLY INFORMATION (UNAUDITED)

	2014				2013
(In millions, except per share data)	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.
Revenue	$2,156.2	$1,976.7	$1,985.3	$1,824.4	$2,047.8	$1,724.5	$1,707.9	$1,646.0
Cost of sales	1,608.9	1,479.6	1,507.8	1,403.5	1,560.3	1,353.8	1,350.1	1,307.2
Net income	170.6	170.5	227.7	136.5	179.1	117.4	106.5	103.6
Net income attributable to FMC Technologies, Inc.	$168.6	$169.8	$226.3	$135.2	$177.8	$116.0	$105.2	$102.4
Basic earnings per share (1)	$0.72	$0.72	$0.96	$0.57	$0.75	$0.49	$0.44	$0.43
Diluted earnings per share (1)	$0.72	$0.72	$0.95	$0.57	$0.74	$0.49	$0.44	$0.43

______________________________

(1)	Basic and diluted EPS are independently computed for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the annual total.

503

NOTE 21. OTHER INFORMATION

	Year Ended December 31,
(In millions)	2014	2013	2012
Supplemental disclosures of cash flow information:
Cash paid for interest (net of interest capitalized)	$31.6	$27.1	$18.5
Cash paid for income taxes (net of refunds received)	$370.0	$137.3	$225.4

	December 31,
(In millions)	2014	2013
Other reportable information:
Unbilled receivables included in trade receivables	$804.3	$777.0
Trading securities included in investments	$35.8	$41.6
Net capitalized software costs included in other assets	$57.3	$56.9

504

ANNEX 5
FMCTI Interim Condensed Consolidated Financial Statements
for the Quarter and Six Months Ended June 30, 2016

[Attached]

505

FMC TECHNOLOGIES, INC. AND CONSOLIDATED SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In millions, except per share data)	2016	2015	2016	2015
Revenue:
Product revenue	$920.1	$1,366.5	$1,878.8	$2,728.8
Service revenue	181.1	255.5	382.3	522.2
Lease and other income (Note 8)	49.1	73.2	97.9	139.4
Total revenue	1,150.3	1,695.2	2,359.0	3,390.4
Costs and expenses:
Cost of product revenue	710.4	1,053.8	1,453.3	2,083.9
Cost of service revenue	152.3	193.7	312.3	400.0
Cost of lease and other revenue	44.1	49.5	88.0	95.7
Selling, general and administrative expense	173.1	164.3	316.5	338.3
Research and development expense	32.6	36.2	66.2	65.8
Restructuring and impairment expense (Note 5)	11.3	9.7	51.6	20.1
Total costs and expenses	1,123.8	1,507.2	2,287.9	3,003.8
Other expense, net	(9.4)	(15.1)	(20.7)	(21.4)
Income before net interest expense and income taxes	17.1	172.9	50.4	365.2
Net interest expense	(7.6)	(9.0)	(15.1)	(16.3)
Income before income taxes	9.5	163.9	35.3	348.9
Provision for income taxes (Note 13)	7.4	55.9	13.4	92.8
Net income	2.1	108.0	21.9	256.1
Net (income) loss attributable to noncontrolling interests	0.1	(0.1)	0.1	(0.6)
Net income attributable to FMC Technologies, Inc.	$2.2	$107.9	$22.0	$255.5
Earnings per share attributable to FMC Technologies, Inc. (Note 4):
Basic	$0.01	$0.46	$0.10	$1.10
Diluted	$0.01	$0.46	$0.10	$1.10
Weighted average shares outstanding (Note 4):
Basic	226.9	232.3	227.5	232.7
Diluted	228.3	232.9	228.5	233.2

The accompanying notes are an integral part of the condensed consolidated financial statements.

506

FMC TECHNOLOGIES, INC. AND CONSOLIDATED SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In millions)	2016	2015	2016	2015
Net income	$2.1	$108.0	$21.9	$256.1
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments (1)	24.7	26.7	57.8	(74.3)
Net gains (losses) on hedging instruments:
Net gains (losses) arising during the period	(8.6)	24.2	15.1	(17.2)
Reclassification adjustment for net losses included in net income	5.8	20.1	28.4	33.1
Net gains (losses) on hedging instruments (2)	(2.8)	44.3	43.5	15.9
Pension and other post-retirement benefits:
Reclassification adjustment for amortization of prior service cost included in net income	0.3	—	0.4	—
Reclassification adjustment for amortization of net actuarial loss included in net income	4.2	5.4	8.5	10.7
Net pension and other post-retirement benefits (3)	4.5	5.4	8.9	10.7
Other comprehensive income (loss), net of tax	26.4	76.4	110.2	(47.7)
Comprehensive income	28.5	184.4	132.1	208.4
Comprehensive (income) loss attributable to noncontrolling interest	0.1	(0.1)	0.1	(0.6)
Comprehensive income attributable to FMC Technologies, Inc.	$28.6	$184.3	$132.2	$207.8

_______________________

(1)	Net of income tax (expense) benefit of $2.4 and $(1.5) for the three months ended June 30, 2016 and 2015, respectively, and $0.4 and $6.8 for the six months ended June 30, 2016 and 2015, respectively.

(2)	Net of income tax (expense) benefit of $1.2 and $(13.4) for the three months ended June 30, 2016 and 2015, respectively and $(11.1) and $(3.6) for the six months ended June 30, 2016 and 2015, respectively.

(3)	Net of income tax (expense) benefit of $(2.0) and $(2.5) for the three months ended June 30, 2016 and 2015, respectively and $(3.9) and $(5.0) for the six months ended June 30, 2016 and 2015, respectively.

The accompanying notes are an integral part of the condensed consolidated financial statements.

507

FMC TECHNOLOGIES, INC. AND CONSOLIDATED SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	June 30, 2016	December 31, 2015
(In millions, except par value data)	(Unaudited)	As Adjusted
Assets
Cash and cash equivalents	$1,075.0	$916.2
Trade receivables, net of allowances of $17.4 in 2016 and $19.2 in 2015	782.2	884.0
Costs in excess of billings	665.7	638.4
Inventories, net (Note 7)	679.0	764.1
Derivative financial instruments (Note 16)	151.8	333.9
Prepaid expenses	53.4	48.9
Income taxes receivable	48.1	68.7
Other current assets	250.0	276.0
Total current assets	3,705.2	3,930.2
Investments	25.2	29.6
Property, plant and equipment, net of accumulated depreciation of $957.3 in 2016 and $892.1 in 2015	1,328.8	1,371.5
Goodwill	522.5	514.7
Intangible assets, net of accumulated amortization of $152.1 in 2016 and $139.9 in 2015	230.8	246.3
Deferred income taxes	184.3	183.3
Derivative financial instruments (Note 16)	2.6	0.1
Other assets	161.4	143.7
Total assets	$6,160.8	$6,419.4
Liabilities and equity
Short-term debt and current portion of long-term debt	$27.6	$21.9
Accounts payable, trade	415.0	519.3
Advance payments	456.9	464.1
Billings in excess of costs	146.4	200.5
Accrued payroll	169.2	185.8
Derivative financial instruments (Note 16)	216.5	516.9
Income taxes payable	41.0	57.2
Other current liabilities	315.1	339.6
Total current liabilities	1,787.7	2,305.3
Long-term debt, less current portion (Note 10)	1,298.7	1,134.1
Accrued pension and other post-retirement benefits, less current portion	210.5	230.4
Derivative financial instruments (Note 16)	7.0	0.5
Deferred income taxes	119.4	105.4
Other liabilities	93.3	100.5
Commitments and contingent liabilities (Note 11)
Stockholders’ equity (Note 12):
Preferred stock, $0.01 par value, 12.0 shares authorized in 2016 and 2015; no shares issued in 2016 or 2015	—	—
Common stock, $0.01 par value, 600.0 shares authorized in 2016 and 2015; 286.3 shares issued in 2016 and 2015; 225.6 and 226.8 shares outstanding in 2016 and 2015, respectively	2.9	2.9
Common stock held in employee benefit trust, at cost; 0.2 shares in 2016 and 2015	(7.0)	(7.0)
Treasury stock, at cost; 60.5 and 59.4 shares in 2016 and 2015, respectively	(1,638.5)	(1,607.8)
Capital in excess of par value of common stock	761.6	759.0
Retained earnings	4,271.7	4,249.7
Accumulated other comprehensive loss	(762.5)	(872.7)
Total FMC Technologies, Inc. stockholders’ equity	2,628.2	2,524.1
Noncontrolling interests	16.0	19.1
Total equity	2,644.2	2,543.2
Total liabilities and equity	$6,160.8	$6,419.4

The accompanying notes are an integral part of the condensed consolidated financial statements.

508

FMC TECHNOLOGIES, INC. AND CONSOLIDATED SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In millions)	Six Months Ended
	June 30,
	2016	2015
Cash provided (required) by operating activities:
Net income	$21.9	$256.1
Adjustments to reconcile net income to cash provided (required) by operating activities:
Depreciation	88.3	85.5
Amortization	35.5	25.7
Employee benefit plan and stock-based compensation costs	42.5	47.7
Unrealized loss on derivative instruments	0.2	22.5
Deferred income tax provision (benefit)	(6.9)	8.2
Impairments	39.4	4.3
Other	27.5	16.9
Changes in operating assets and liabilities, net of effects of acquisitions:
Trade receivables, net and costs in excess of billings	128.7	143.1
Inventories, net	89.0	29.6
Accounts payable, trade	(114.8)	(99.6)
Advance payments and billings in excess of costs	(87.8)	(154.1)
Income taxes payable, net	3.9	(63.4)
Accrued pension and other post-retirement benefits, net	(11.8)	(19.0)
Other assets and liabilities, net	(150.6)	(67.8)
Cash provided by operating activities	105.0	235.7
Cash provided (required) by investing activities:
Capital expenditures	(67.0)	(161.2)
Investments in joint ventures	(24.4)	—
Proceeds from sale of wireline assets	19.0	—
Other	2.6	8.6
Cash required by investing activities	(69.8)	(152.6)
Cash provided (required) by financing activities:
Net increase in short-term debt	2.9	0.9
Net increase (decrease) in commercial paper	164.5	(17.0)
Purchase of treasury stock	(54.8)	(91.6)
Acquisitions, payment of withheld purchase price	—	(9.6)
Payments related to taxes withheld on stock-based compensation	(7.8)	(7.7)
Other	(3.0)	(4.3)
Cash provided (required) by financing activities	101.8	(129.3)
Effect of exchange rate changes on cash and cash equivalents	21.8	(5.4)
Increase (decrease) in cash and cash equivalents	158.8	(51.6)
Cash and cash equivalents, beginning of period	916.2	638.8
Cash and cash equivalents, end of period	$1,075.0	$587.2

The accompanying notes are an integral part of the condensed consolidated financial statements.

509

FMC TECHNOLOGIES, INC. AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1. BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements of FMC Technologies, Inc. and its consolidated subsidiaries (“FMC Technologies”) have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) and rules and regulations of the Securities and Exchange Commission (“SEC”) pertaining to interim financial information. As permitted under those rules, certain footnotes or other financial information that are normally required by GAAP have been condensed or omitted. [Therefore, these financial statements should be read in conjunction with the audited consolidated financial statements, and notes thereto, which are included in our Annual Report on Form 10-K for the year ended December 31, 2015.]

We revised our current derivative financial instrument asset and liability balances as of December 31, 2015 to eliminate certain intercompany derivative transactions. As a result, our total financial position as of December 31, 2015 decreased by $38.0 million.

Our accounting policies are in accordance with GAAP. The preparation of financial statements in conformity with these accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Ultimate results could differ from our estimates.

In the opinion of management, the accompanying unaudited condensed financial statements reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of our financial condition and operating results as of and for the periods presented. Revenue, expenses, assets and liabilities can vary during each quarter of the year. Therefore, the results and trends in these financial statements may not be representative of the results that may be expected for the year ending December 31, 2016.

Reclassifications—Certain prior-year amounts have been reclassified to conform to the current year’s presentation.

NOTE 2. MERGER OF FMC TECHNOLOGIES AND TECHNIP

On June 14, 2016, FMC Technologies and Technip S.A. (“Technip”) entered into a definitive business combination agreement providing for the business combination among FMC Technologies, FMC Technologies SIS Limited, a private limited company incorporated under the laws of England and Wales and a wholly owned subsidiary of FMC Technologies, and Technip. The business combination agreement was unanimously approved by the board of directors of both companies. The entry into the business combination agreement followed FMC Technologies’ announcement on May 19, 2016, of its intention to enter into a business combination with Technip. At the effective completion of the merger, each issued and outstanding ordinary share of FMC Technologies and Technip, other than shares owned by each respective company or its subsidiaries, will be converted into the right to receive 1.0 and 2.0 ordinary shares of the new company, respectively.

Consummation of the merger is subject to customary closing conditions as specified in the business combination agreement, including but not limited to: (i) receipt of FMC Technologies and Technip stockholder approvals, (ii) clearance from certain competition and foreign investment authorities in the areas where the companies operate, and (iii) clearance from the French Ministry for Economy, Industry and the Digital Sector. Should FMC Technologies or Technip terminate the business combination agreement under specified circumstances, either party would be required to pay the other party a termination fee equal to $250 million. The transaction is expected to close during the first quarter of 2017.

During the three months ended June 30, 2016, approximately $18.2 million of business combination transaction costs associated with the pending merger were expensed and are included in selling, general and administrative expense on the accompanying condensed consolidated statement of income.

510

NOTE 3. NEW ACCOUNTING STANDARDS

Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers.” This update requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU will supersede most existing GAAP related to revenue recognition and will supersede some cost guidance in existing GAAP related to construction-type and production-type contract accounting. Additionally, the ASU will significantly increase disclosures related to revenue recognition. In August 2015, the FASB issued ASU No. 2015-14 which deferred the effective date of ASU No. 2014-09 by one year, and as a result, is now effective for us on January 1, 2018. In March 2016, the FASB issued ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue Gross versus Net)” which clarifies the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU No. 2016-10, “Identifying Performance Obligations and Licensing” which gives further guidance on identifying performance obligations and clarification of the licensing implementation guidance. Early application is permitted to the original effective date of January 1, 2017. Entities are permitted to apply the amendments either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying the ASU recognized at the date of initial application. We are nearing the final stages of completing the evaluation of the new standard and the related assessment and review of a representative sample of existing revenue contracts with customers. The impacts that adoption of the ASU is expected to have on our consolidated financial statements and related disclosures are being evaluated. Additionally, we have not determined the effect of the ASU on our internal control over financial reporting or other changes in business practices and processes.

In July 2015, the FASB issued ASU No. 2015-11, “Simplifying the Measurement of Inventory.” This update requires in scope inventory to be measured at the lower of cost and net realizable value rather than at the lower of cost or market under existing guidance. The amendments in this ASU are effective for us on January 1, 2017. Early application is permitted. We are currently evaluating the impact of this ASU on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases.” This update requires that a lessee recognize in the statement of financial position a liability to make lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. Similar to current guidance, the update continues to differentiate between finance leases and operating leases, however this distinction now primarily relates to differences in the manner of expense recognition over time and in the classification of lease payments in the statement of cash flows. The updated guidance leaves the accounting for leases by lessors largely unchanged from existing GAAP. Early application is permitted. Entities are required to use a modified retrospective adoption, with certain relief provisions, for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements when adopted. The guidance will become effective for us on January 1, 2019. The impacts that adoption of the ASU is expected to have on our consolidated financial statements and related disclosures are being evaluated. Additionally, we have not determined the effect of the ASU on our internal control over financial reporting or other changes in business practices and processes.

In March 2016, the FASB issued ASU No. 2016-09, “Improvements to Employee Share-Based Payment Accounting.” Among other amendments, this update requires that excess tax benefits or deficiencies are recognized as income tax expense or benefit in the income statement, gives an entity the ability to elect to estimate the number of awards that are expected to vest or account for forfeitures as they occur and permits withholding up to the maximum statutory tax rates as the threshold to qualify for equity classification. The guidance will become effective for us on January 1, 2017. Early application is permitted. We are currently evaluating the impact of this ASU on our consolidated financial statements.

511

Change in Accounting Principle

Effective January 1, 2016, we changed the method of valuing inventory for certain domestic inventories in our surface integrated services business from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method under GAAP. The cumulative effect, net of income taxes, of the change in accounting principle was approximately $12.3 million and was recorded as an increase to retained earnings as of January 1, 2013. The statements of income for the years ended December 31, 2013, 2014, and 2015, including interim periods therein, were not retroactively adjusted as the adjustment for each of the periods was not material. We believe the FIFO method is preferable as it better reflects the current value of inventory reported in the consolidated balance sheets, provides for better matching of costs of goods sold with related revenue, provides for greater consistency and uniformity across our operations with respect to the method of inventory valuation, and is the method used by management to monitor the financial results of the business for operational and financial planning.

NOTE 4. EARNINGS PER SHARE

A reconciliation of the number of shares used for the basic and diluted earnings per share calculation was as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In millions, except per share data)	2016	2015	2016	2015
Net income attributable to FMC Technologies, Inc.	$2.2	$107.9	$22.0	$255.5
Weighted average number of shares outstanding	226.9	232.3	227.5	232.7
Dilutive effect of restricted stock units	1.4	0.6	1.0	0.5
Total shares and dilutive securities	228.3	232.9	228.5	233.2

Basic earnings per share attributable to FMC Technologies, Inc.	$0.01	$0.46	$0.10	$1.10
Diluted earnings per share attributable to FMC Technologies, Inc.	$0.01	$0.46	$0.10	$1.10

512

NOTE 5. RESTRUCTURING AND IMPAIRMENT EXPENSE

Restructuring and impairment expense were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(In millions)	2016	2015	2016	2015
Restructuring expense:
Subsea Technologies	$2.4	$5.4	$2.5	$6.1
Surface Technologies	3.9	2.6	7.8	7.0
Energy Infrastructure	—	1.3	1.9	2.7
Total restructuring expense	6.3	9.3	12.2	15.8
Impairment expense:
Subsea Technologies	2.2	0.2	2.3	0.5
Surface Technologies	1.6	0.2	35.9	3.8
Energy Infrastructure	—	—	—	—
Corporate and other	1.2	—	1.2	—
Total impairment expense	5.0	0.4	39.4	4.3
Total restructuring and impairment expense	$11.3	$9.7	$51.6	$20.1

Restructuring—As a result of the decline in crude oil prices and its effect on the demand for products and services in the oilfield services industry worldwide, beginning in 2015, we initiated a company-wide reduction in workforce intended to reduce costs and better align our workforce with current and anticipated activity levels, which resulted in the continued recognition of severance costs relating to termination benefits and other restructuring charges.

Asset impairments—We conduct impairment tests on long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition over the asset’s remaining useful life. Our review of recoverability of the carrying value of our assets considers several assumptions including the intended use and service potential of the asset.

The prolonged downturn in the energy market and its corresponding impact on our business outlook led us to conclude the carrying amount of certain long-lived assets in our U.S. surface integrated services business exceeded their fair values. The low commodity price environment’s impact on our outlook for revenue growth and profitability of our U.S. surface integrated services business led us to record impairment charges in our Surface Technologies segment during the six months ended June 30, 2016. These asset impairments included impairment charges of our flowback plant, property and equipment and related customer relationships intangible assets of $12.4 million and $3.4 million, respectively, to record the assets to their combined fair value of $44.7 million as of March 31, 2016.

Also, we recorded impairment charges of $15.3 million and $2.8 million, to our wireline equipment and allocated goodwill, respectively, to record the assets to their combined fair value of $20.0 million as of March 31, 2016. The impairment charges, recorded in our Surface Technologies segment, include wireline operations in both the United States and Canada and relate to the sale of these assets. [Refer to Note 6 for information related to the sale of these assets.]

NOTE 6. SALE OF WIRELINE

On June 1, 2016, we completed the sale of property, plant, and equipment related to our wireline operations in our surface integrated services businesses in the United States and Canada (“Wireline”) to Reliance Oilfield Services, LLC. Wireline was historically reported in our Surface Technologies segment. We recognized a $0.4 million loss on the sale during the six months ended June 30, 2016.

513

NOTE 7. INVENTORIES

Inventories consisted of the following:

(In millions)	June 30, 2016	December 31, 2015
		As Adjusted
Raw materials	$140.6	$149.9
Work in process	104.3	114.8
Finished goods	667.2	723.4
	912.1	988.1
LIFO and valuation adjustments	(233.1)	(224.0)
Inventories, net	$679.0	$764.1

NOTE 8. EQUITY METHOD INVESTMENTS

FTO Services—FMC Technologies Offshore, LLC (“FTO Services”) is an affiliated company in the form of a joint venture between FMC Technologies and Edison Chouest Offshore LLC. We have accounted for our 50% investment using the equity method of accounting, and its results are reported in our Subsea Technologies segment. Additionally, debt obligations under a revolving credit facility of FTO Services are jointly and severally guaranteed by FMC Technologies and Edison Chouest Offshore LLC. [Refer to Note 11 for additional information regarding the guarantee.]

FTO Services has experienced net losses since formation due to expenses related to startup of operations and as a result of the downturn in the oilfield services industry. We recognized $10.0 million and $10.1 million of losses from equity earnings in affiliates for the three months ended June 30, 2016 and 2015, respectively, and $17.3 million and $18.4 million of losses from equity earnings in affiliates for the six months ended June 30, 2016 and 2015, respectively, which are included in lease and other income in the accompanying condensed consolidated statements of income. The carrying value of our equity method investment in FTO Services was $(20.0) million as of June 30, 2016, and is included as a component of other liabilities in the accompanying condensed consolidated balance sheets. As a result of our joint guarantee of FTO Services’ debt obligations under its revolving credit facility and additional financial support provided and committed, we recognized losses up to our joint share of such obligations and suspended the recognition of $2.4 million of equity method losses as of June 30, 2016. Due to market conditions, FMC Technologies and Edison Chouest Offshore LLC agreed to dissolve FTO Services during the third quarter of 2016.

Forsys Subsea—Forsys Subsea Limited (“Forsys Subsea”) is an affiliated company in the form of a joint venture between FMC Technologies and Technip S.A. We have accounted for our 50% investment using the equity method of accounting, and its results are reported in our Subsea Technologies segment. Forsys Subsea has experienced net losses since formation due to expenses related to startup of operations and as a result of the downturn in the oilfield services industry. We recognized $4.2 million and $8.2 million of losses from equity earnings in affiliates for the three and six months ended June 30, 2016, respectively, which are included in lease and other income in the accompanying consolidated statements of income.

Summarized financial information—Summarized financial information for the entirety of FTO Services and Forsys Subsea is presented below.

	Six Months Ended June 30,
(In millions)	2016	2015 (1)
Revenue	$17.1	$5.4
Gross profit (loss)	$(12.0)	$0.6
Net income (loss)	$(54.2)	$(40.5)

______________________________

(1)	Due to its formation late in the second quarter of 2015, financial results for Forsys Subsea were not included for the six months ended June 30, 2015 as the financial results were not material.

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NOTE 9. GOODWILL

The carrying amount of goodwill by business segment was as follows:

(In millions)	Subsea Technologies	Surface Technologies	Energy Infrastructure	Total
December 31, 2015	$357.4	$71.9	$85.4	$514.7
UCOS® product group transfer (1)	2.7	—	(2.7)	—
Impairment (2)	—	(2.8)	—	(2.8)
Translation	8.3	2.3	—	10.6
June 30, 2016	$368.4	$71.4	$82.7	$522.5

______________________________

(1)	Beginning in the first quarter of 2016, UCOS® product group results are included in Subsea Technologies. [Refer to Note 18 for additional disclosure.]

(2)	[Refer to Note 5 for additional disclosure related to impairment of goodwill during the six months ended June 30, 2016.]

NOTE 10. DEBT

Long-term debt consisted of the following:

(In millions)	June 30, 2016	December 31, 2015
Revolving credit facility	$—	$—
Commercial paper (1)	501.7	337.2
2.00% Notes due 2017	299.3	299.1
3.45% Notes due 2022	497.7	497.5
Term loan	18.9	15.6
Capital leases	0.5	0.7
Total long-term debt	1,318.1	1,150.1
Less: current portion	(19.4)	(16.0)
Long-term debt, less current portion	$1,298.7	$1,134.1

 _______________________

(1)	Committed credit available under our revolving credit facility provided the ability to refinance our commercial paper obligations on a long-term basis. As we have both the ability and intent to refinance these obligations on a long-term basis, our commercial paper borrowings were classified as long-term in the condensed consolidated balance sheets at June 30, 2016 and December 31, 2015. As of June 30, 2016, our commercial paper borrowings had a weighted average interest rate of 1.01%.

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NOTE 11. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments associated with leases—In March 2014 we entered into construction and operating lease agreements to finance the construction of manufacturing and office facilities located in Houston, Texas. In January 2016 construction of the facilities was completed and rental payments under the operating lease commenced. Upon expiration of the operating lease in September 2021, we have the option to renew the lease, purchase the facilities or re-market the facilities on behalf of the lessor, including certain guarantees of residual value under the re-marketing option.

Contingent liabilities associated with guarantees—In the ordinary course of business, we enter into standby letters of credit, performance bonds, surety bonds and other guarantees with financial institutions for the benefit of our customers, vendors and other parties. The majority of these financial instruments represent guarantees of our future performance.

In August 2014, FMC Technologies entered into an arrangement to guarantee the debt obligations under a revolving credit facility of FMC Technologies Offshore, LLC (“FTO Services”), our joint venture with Edison Chouest Offshore LLC. Under the terms of the guarantee, FMC Technologies and Edison Chouest Offshore LLC jointly and severally guaranteed amounts under the revolving credit facility with a maximum potential amount of future payments of $40.0 million that would become payable if FTO Services defaults in payment under the terms of the revolving credit facility. The approximate term of the guarantee is two years. The liability recognized at inception for the fair value of our obligation as a guarantor was not material. As of June 30, 2016, FTO Services’ revolving credit facility was fully drawn, and we expect to perform under the guarantee with joint and equal payments to be made by FMC Technologies and Edison Chouest Offshore LLC in the third quarter of 2016. [Refer to Note 8 for additional information regarding the accounting for our investment in FTO Services.]

Management does not expect any of these financial instruments to result in losses that, if incurred, would have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Contingent liabilities associated with legal matters—We are involved in various pending or potential legal actions or disputes in the ordinary course of our business. Management is unable to predict the ultimate outcome of these actions because of their inherent uncertainty. However, management believes that the most probable, ultimate resolution of these matters will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

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NOTE 12. STOCKHOLDERS’ EQUITY

The following table summarizes activity within certain components of stockholders’ equity during the six months ended June 30, 2016:

(In millions)	Common Stock Held in Treasury and Employee Benefit Trust	Capital in Excess of Par Value of Common Stock	Accumulated Other Comprehensive Income (Loss)
Balance as of December 31, 2015	$(1,614.8)	$759.0	$(872.7)
Other comprehensive income (loss)	—	—	110.2
Taxes withheld on issuance of stock-based awards	—	(7.8)	—
Purchases of treasury stock	(50.6)	—	—
Reissuances of treasury stock	19.9	(19.9)	—
Net purchases of common stock for employee benefit trust	0.1	(0.8)	—
Stock-based compensation (Note 15)	—	31.0	—
Other	(0.1)	0.1	—
Balance as of June 30, 2016	$(1,645.5)	$761.6	$(762.5)

There were no cash dividends declared during the three and six months ended June 30, 2016 and 2015.

The following is a summary of our treasury stock activity for the six months ended June 30, 2016 and 2015:

(Number of shares in thousands)	Treasury Stock
Balance as of December 31, 2014	54,626
Stock awards	(466)
Treasury stock purchases	2,235
Balance as of June 30, 2015	56,395

Balance as of December 31, 2015	59,356
Stock awards	(734)
Treasury stock purchases	1,889
Balance as of June 30, 2016	60,511

We repurchased $50.6 million and $91.6 million of common stock during the six months ended June 30, 2016 and June 30, 2015, respectively, under our authorized share repurchase program. As of June 30, 2016, our Board of Directors had authorized 90.0 million shares of common stock under our share repurchase program, and approximately 15.9 million shares of common stock remained available for purchase. Pursuant to the business combination agreement executed by FMC Technologies and Technip, repurchases of common stock during the period prior to the closing of the merger is suspended. We intend to hold repurchased shares in treasury for general corporate purposes, including issuances under our stock-based compensation plan. Treasury shares are accounted for using the cost method.

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Accumulated other comprehensive loss consisted of the following:

(In millions)	Foreign Currency Translation	Hedging	Defined Pension and Other Post-retirement Benefits	Accumulated Other Comprehensive Loss
December 31, 2015	$(494.2)	$(87.1)	$(291.4)	$(872.7)
Other comprehensive income (loss) before reclassifications, net of tax	57.8	15.1	—	72.9
Reclassification adjustment for net losses (gains) included in net income, net of tax	—	28.4	8.9	37.3
Other comprehensive income (loss), net of tax	57.8	43.5	8.9	110.2
June 30, 2016	$(436.4)	$(43.6)	$(282.5)	$(762.5)

Reclassifications out of accumulated other comprehensive loss consisted of the following:

	Three Months Ended		Six Months Ended
(In millions)	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Details about Accumulated Other Comprehensive Loss Components	Amount Reclassified out of Accumulated Other Comprehensive Loss				Affected Line Item in the Condensed Consolidated Statement of Income
Gains (losses) on hedging instruments
Foreign exchange contracts:	$(13.7)	$(35.3)	$(51.6)	$(61.7)	Revenue
	6.3	7.5	15.2	19.0	Cost of sales
	0.1	(0.4)	(0.1)	(0.9)	Selling, general and administrative expense
	—	(0.1)	—	(0.1)	Research and development expense
	—	1.0	—	—	Net interest expense
	(7.3)	(27.3)	(36.5)	(43.7)	Income before income taxes
	1.5	6.3	8.1	8.7	Provision for income taxes
	$(5.8)	$(21.0)	$(28.4)	$(35.0)	Net income
Defined pension and other post-retirement benefits
Amortization of actuarial gain (loss)	$(6.2)	$(7.9)	$(12.4)	$(15.7)	(a)
Amortization of prior service credit (cost)	(0.3)	—	(0.4)	—	(a)
	(6.5)	(7.9)	(12.8)	(15.7)	Income before income taxes
	2.0	2.5	3.9	5.0	Provision for income taxes
	$(4.5)	$(5.4)	$(8.9)	$(10.7)	Net income

_______________________

(a)	These accumulated other comprehensive income components are included in the computation of net periodic pension cost ([see Note 14 for additional details]).
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NOTE 13. INCOME TAXES

Our income tax provisions for the three months ended June 30, 2016 and 2015, reflected effective tax rates of 77.6% and 34.1%, respectively. The year-over-year increase in the effective tax rate was primarily due to nondeductible reorganization costs associated with the pending merger with Technip and an unfavorable change in valuation allowances related to net operating losses, partially offset by a favorable change in the forecasted country mix of earnings.

Our income tax provisions for the six months ended June 30, 2016 and 2015, reflected effective tax rates of 38.0% and 26.6%, respectively. The year-over-year increase in the effective tax rate was primarily due to nondeductible reorganization costs associated with the pending merger with Technip and an unfavorable change in valuation allowances related to net operating losses, partially offset by a favorable change in the forecasted country mix of earnings.

Our effective tax rate can fluctuate depending on our country mix of earnings, since our foreign earnings are generally subject to lower tax rates than in the United States. In certain jurisdictions, primarily Singapore and Malaysia, our tax rate is significantly less than the relevant statutory rate due to tax holidays.

NOTE 14. PENSION AND OTHER POST-RETIREMENT BENEFITS

The components of net periodic benefit cost were as follows:

	Pension Benefits
	Three Months Ended June 30,				Six Months Ended June 30,
	2016		2015		2016		2015
(In millions)	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l
Service cost	$3.2	$3.1	$3.6	$4.1	$6.4	$6.1	$7.3	$8.2
Interest cost	7.1	3.6	6.6	3.7	14.2	7.1	13.2	7.4
Expected return on plan assets	(11.2)	(6.5)	(11.0)	(7.0)	(22.4)	(12.9)	(22.0)	(13.9)
Amortization of prior service cost (credit)	—	0.3	—	—	—	0.4	—	—
Amortization of actuarial loss (gain), net	3.9	2.5	4.9	3.2	7.8	5.0	9.8	6.4
Net periodic benefit cost	$3.0	$3.0	$4.1	$4.0	$6.0	$5.7	$8.3	$8.1

	Other Post-retirement Benefits
	Three Months Ended June 30,		Six Months Ended June 30,
(In millions)	2016	2015	2016	2015
Interest cost	$0.1	$0.1	0.2	0.2
Net periodic benefit cost	$0.1	$0.1	$0.2	$0.2

During the six months ended June 30, 2016, we contributed $1.8 million to our domestic pension benefit plans and $9.8 million to our international pension benefit plans.

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NOTE 15. STOCK-BASED COMPENSATION

Under the Amended and Restated FMC Technologies, Inc. Incentive Compensation and Stock Plan (the “Plan”), we have primarily granted awards in the form of nonvested stock units (also known as restricted stock units in the plan document). We recognize compensation expense and the corresponding tax benefits for awards under the Plan. Stock-based compensation expense for nonvested stock units was $12.7 million and $11.8 million for the three months ended June 30, 2016 and 2015, respectively, and $31.0 million and $31.6 million for the six months ended June 30, 2016 and 2015, respectively.

During the six months ended June 30, 2016, we granted the following restricted stock units to employees:

(Number of restricted stock shares in thousands)	Shares		Weighted- Average Grant Date Fair Value (per share)
Time-based	989
Performance-based	387	*
Market-based	193	*
Total granted	1,569		$23.69

_______________________

*	Assumes grant date expected payout

For current-year performance-based awards, actual payouts may vary from zero to 774 thousand shares, contingent upon our performance relative to a peer group of companies with respect to earnings growth and return on investment for the year ending December 31, 2016. Compensation cost is measured based on the current expected outcome of the performance conditions and may be adjusted until the performance period ends.

The following table summarizes the potential payouts for market-based awards for the six months ended June 30, 2016:

(Number of market-based awards in thousands)	Minimum	Maximum
2014 Market-based awards	—	86
2015 Market-based awards	—	123
2016 Market-based awards	—	387

Our 2014, 2015 and 2016 market-based awards actual payouts are contingent upon our performance relative to the same peer group of companies with respect to total shareholder return (“TSR”) for the three year periods ending December 31, 2016, 2017 and 2018, respectively. The payout for the TSR metric is determined based on our performance relative to the peer group. A payout is possible regardless of whether our TSR for the three year period is positive or negative. However, if our TSR for the three year period is not positive, the payout with respect to TSR is limited to the target previously established by the Compensation Committee of the Board of Directors regardless of our relative ranking to the peer group. Compensation cost for these awards is calculated using the grant date fair market value, as estimated using a Monte Carlo simulation, and is not subject to change based on future events.

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NOTE 16. DERIVATIVE FINANCIAL INSTRUMENTS

For purposes of mitigating the effect of changes in exchange rates, we hold derivative financial instruments to hedge the risks of certain identifiable and anticipated transactions and recorded assets and liabilities in our consolidated balance sheets. The types of risks hedged are those relating to the variability of future earnings and cash flows caused by movements in foreign currency exchange rates. Our policy is to hold derivatives only for the purpose of hedging risks associated with anticipated foreign currency purchases and sales created in the normal course of business and not for trading purposes where the objective is solely to generate profit.

Generally, we enter into hedging relationships such that changes in the fair values or cash flows of the transactions being hedged are expected to be offset by corresponding changes in the fair value of the derivatives. For derivative instruments that qualify as a cash flow hedge, the effective portion of the gain or loss of the derivative, which does not include the time value component of a forward currency rate, is reported as a component of other comprehensive income (“OCI”) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. For derivative instruments not designated as hedging instruments, any change in the fair value of those instruments are reflected in earnings in the period such change occurs.

We hold the following types of derivative instruments:

Foreign exchange rate forward contracts—The purpose of these instruments is to hedge the risk of changes in future cash flows of anticipated purchase or sale commitments denominated in foreign currencies and recorded assets and liabilities in our consolidated balance sheets. At June 30, 2016, we held the following material net positions:

	Net Notional Amount Bought (Sold)
(In millions)		USD Equivalent
Australian dollar	52.1	38.8
Brazilian real	500.6	156.0
British pound	120.2	161.8
Canadian dollar	(192.8)	(148.9)
Euro	98.8	109.8
Malaysian ringgit	69.3	17.2
Norwegian krone	1,429.1	170.5
Singapore dollar	119.7	88.9
U.S. dollar	(694.4)	(694.4)

Foreign exchange rate instruments embedded in purchase and sale contracts—The purpose of these instruments is to match offsetting currency payments and receipts for particular projects, or comply with government restrictions on the currency used to purchase goods in certain countries. At June 30, 2016, our portfolio of these instruments included the following material net positions:

	Net Notional Amount Bought (Sold)
(In millions)		USD Equivalent
Brazilian real	(42.1)	(13.1)
Euro	(28.9)	(32.1)
Norwegian krone	(272.1)	(32.5)
U.S. dollar	79.1	79.1

Fair value amounts for all outstanding derivative instruments have been determined using available market information and commonly accepted valuation methodologies. [Refer to Note 17 to these consolidated financial statements for further disclosures related to the fair value measurement process.] Accordingly, the estimates presented may not be indicative of the amounts that we would realize in a current market exchange and may not be indicative of the gains or losses we may ultimately incur when these contracts are settled.

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The following table presents the location and fair value amounts of derivative instruments reported in the consolidated balance sheets.

	June 30, 2016		December 31, 2015
(In millions)	Assets	Liabilities	Assets	Liabilities
Derivatives designated as hedging instruments:
Foreign exchange contracts:
Current – Derivative financial instruments	$116.0	$189.0	$307.6	$488.2
Long-term – Derivative financial instruments	0.5	1.6	0.1	0.5
Total derivatives designated as hedging instruments	116.5	190.6	307.7	488.7
Derivatives not designated as hedging instruments:
Foreign exchange contracts:
Current – Derivative financial instruments	35.8	27.5	26.3	28.7
Long-term – Derivative financial instruments	2.1	5.4	—	—
Total derivatives not designated as hedging instruments	37.9	32.9	26.3	28.7
Total derivatives	$154.4	$223.5	$334.0	$517.4

We recognized a gain of $0.1 million and a loss of $3.7 million on cash flow hedges for the three months ended June 30, 2016 and 2015, respectively, and losses of $0.8 million and $4.6 million for the six months ended June 30, 2016 and 2015, respectively, due to hedge ineffectiveness as it was probable that the original forecasted transaction would not occur. Cash flow hedges of forecasted transactions, net of tax, resulted in an accumulated other comprehensive loss of $43.6 million and $87.1 million at June 30, 2016, and December 31, 2015 respectively. We expect to transfer an approximate $23.3 million loss from accumulated OCI to earnings during the next 12 months when the anticipated transactions actually occur. All anticipated transactions currently being hedged are expected to occur by the first half of 2019.

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The following tables present the location of gains (losses) on the consolidated statements of income related to derivative instruments designated as cash flow hedges.

	Gain (Loss) Recognized in OCI (Effective Portion)
	Three Months Ended June 30,		Six Months Ended June 30,
(In millions)	2016	2015	2016	2015
Foreign exchange contracts	$(11.3)	$30.3	18.1	(24.2)

Location of Gain (Loss) Reclassified from Accumulated OCI into Income	Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
	Three Months Ended June 30,		Six Months Ended June 30,
(In millions)	2016	2015	2016	2015
Foreign exchange contracts:
Revenue	$(13.7)	$(35.3)	$(51.6)	$(61.7)
Cost of sales	6.3	7.5	15.2	19.0
Selling, general and administrative expense	0.1	(0.4)	(0.1)	(0.9)
Research and development expense	—	(0.1)	—	(0.1)
Net interest expense	—	1.0	—	—
Total	$(7.3)	$(27.3)	$(36.5)	$(43.7)

Location of Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Income (Ineffective Portion and Amount Excluded from Effectiveness Testing)
	Three Months Ended June 30,		Six Months Ended June 30,
(In millions)	2016	2015	2016	2015
Foreign exchange contracts:
Revenue	$3.4	$6.4	$7.0	$6.9
Cost of sales	(4.7)	(4.5)	(9.8)	(10.3)
Selling, general and administrative expense	—	—	0.1	—
Net interest expense	—	(0.1)	—	(0.1)
Total	$(1.3)	$1.8	$(2.7)	$(3.5)

The following table presents the location of gains (losses) on the consolidated statements of income related to derivative instruments not designated as hedging instruments.

Location of Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Income on Derivatives (Instruments Not Designated as Hedging Instruments)
	Three Months Ended June 30,		Six Months Ended June 30,
(In millions)	2016	2015	2016	2015
Foreign exchange contracts:
Revenue	$(0.9)	$(3.8)	$(2.8)	$(5.3)
Cost of sales	—	1.4	1.3	1.5
Other income (expense), net (1)	10.4	(6.9)	4.4	21.0
Total	$9.5	$(9.3)	$2.9	$17.2

 _______________________

(1)	Other income (expense), net excludes asset and liability remeasurement gains and losses.

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Balance Sheet Offsetting—We execute derivative contracts only with counterparties that consent to a master netting agreement which permits net settlement of the gross derivative assets against gross derivative liabilities. Each instrument is accounted for individually and assets and liabilities are not offset. As of June 30, 2016, and December 31, 2015 we had no collateralized derivative contracts. The following tables present both gross information and net information of recognized derivative instruments:

	June 30, 2016			December 31, 2015
(In millions)	Gross Amount Recognized	Gross Amounts Not Offset Permitted Under Master Netting Agreements	Net Amount	Gross Amount Recognized	Gross Amounts Not Offset Permitted Under Master Netting Agreements	Net Amount
Derivative assets	$154.4	$(140.2)	$14.2	$334.0	$(316.8)	$17.2

	June 30, 2016			December 31, 2015
(In millions)	Gross Amount Recognized	Gross Amounts Not Offset Permitted Under Master Netting Agreements	Net Amount	Gross Amount Recognized	Gross Amounts Not Offset Permitted Under Master Netting Agreements	Net Amount
Derivative liabilities	$223.5	$(140.2)	$83.3	$517.4	$(316.8)	$200.6

NOTE 17. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value on a recurring basis were as follows:

	June 30, 2016				December 31, 2015
(In millions)	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets
Investments:
Equity securities	$17.4	$17.4	$—	$—	$18.4	$18.4	$—	$—
Fixed income	4.7	4.7	—	—	4.9	4.9	—	—
Money market fund	1.7	—	1.7	—	2.9	—	2.9	—
Other investments	—	—	—	—	1.0	1.0	—	—
Stable value fund (1)	1.2				1.2
Derivative financial instruments:
Foreign exchange contracts	154.4	—	154.4	—	334.0	—	334.0	—
Total assets	$179.4	$22.1	$156.1	$—	$362.4	$24.3	$336.9	$—
Liabilities
Derivative financial instruments:
Foreign exchange contracts	$223.5	$—	$223.5	$—	$517.4	$—	$517.4	$—
Total liabilities	$223.5	$—	$223.5	$—	$517.4	$—	$517.4	$—

 _______________________

(1)	Certain investments that are measured at fair value using net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.

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Investments—The fair value measurement of our equity securities, fixed income and other investment assets is based on quoted prices that we have the ability to access in public markets. Our stable value fund and money market fund are valued at the net asset value of the shares held at the end of the quarter, which is based on the fair value of the underlying investments using information reported by the investment advisor at quarter-end.

Derivative financial instruments—We use the income approach as the valuation technique to measure the fair value of foreign currency derivative instruments on a recurring basis. This approach calculates the present value of the future cash flow by measuring the change from the derivative contract rate and the published market indicative currency rate, multiplied by the contract notional values. Credit risk is then incorporated by reducing the derivative’s fair value in asset positions by the result of multiplying the present value of the portfolio by the counterparty’s published credit spread. Portfolios in a liability position are adjusted by the same calculation; however, a spread representing our credit spread is used. Our credit spread, and the credit spread of other counterparties not publicly available are approximated by using the spread of similar companies in the same industry, of similar size and with the same credit rating.

At the present time, we have no credit-risk-related contingent features in our agreements with the financial institutions that would require us to post collateral for derivative positions in a liability position.

[Refer to Note 16 for additional disclosure related to derivative financial instruments.]

Assets measured at fair value on a non-recurring basis were as follows:

Fair value of long-lived non-financial assets—Long-lived, non-financial assets are measured at fair value on a non-recurring basis for the purposes of calculating impairment. The fair value of our wireline long-lived, non-financial assets measured on a non-recurring basis were determined by Level 1 observable inputs related to its held for sale classification during the first quarter of 2016. The fair value measurements of our flowback long-lived, non-financial assets measured on a non-recurring basis were determined by estimating the amount and timing of net future cash flows, which are Level 3 unobservable inputs, and discounting them using a risk-adjusted rate of interest. Significant increases or decreases in actual cash flows may result in valuation changes. During the six months ended June 30, 2016, asset impairment charges recorded primarily related to our surface integrated services business. [Refer to Note 5 for additional disclosure related to these asset impairments.]

Other fair value disclosures:

Fair value of debt—The fair value, based on Level 1 quoted market rates, of our 2.00% Notes due 2017 and 3.45% Notes due 2022 (collectively, “Senior Notes”) was approximately $780.9 million at June 30, 2016 and approximately $761.9 million at December 31, 2015, as compared to the $800.0 million face value of the debt, net of issue discounts and issuance costs, recorded in the condensed consolidated balance sheets.

Other fair value disclosures—The carrying amounts of cash and cash equivalents, trade receivables, accounts payable, short-term debt, commercial paper, debt associated with our term loan, as well as amounts included in other current assets and other current liabilities that meet the definition of financial instruments, approximate fair value.

Credit risk—By their nature, financial instruments involve risk, including credit risk, for non-performance by counterparties. Financial instruments that potentially subject us to credit risk primarily consist of trade receivables and derivative contracts. We manage the credit risk on financial instruments by transacting only with what management believes are financially secure counterparties, requiring credit approvals and credit limits, and monitoring counterparties’ financial condition. Our maximum exposure to credit loss in the event of non-performance by the counterparty is limited to the amount drawn and outstanding on the financial instrument. Allowances for losses on trade receivables are established based on collectability assessments. We mitigate credit risk on derivative contracts by executing contracts only with counterparties that consent to a master netting agreement which permits the net settlement of gross derivative assets against gross derivative liabilities.

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NOTE 18. BUSINESS SEGMENTS

Beginning in the first quarter of 2016, the Invalco product line, formally reported in the results of Surface Technologies, is now reported in Energy Infrastructure. In addition, beginning in the first quarter of 2016, the UCOS® product group, formally reported in the results of Energy Infrastructure, is now reported in Subsea Technologies. Prior year information has not been restated due to the immateriality of these businesses.

The results of our equity method joint ventures, FTO Services and Forsys Subsea, are included in the results of operations and capital employed of the Subsea Technologies segment. [Refer to Note 8 for additional information.]

Segment revenue and segment operating profit were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(In millions)	2016	2015	2016	2015
Segment revenue
Subsea Technologies	$854.2	$1,239.4	$1,718.2	$2,396.6
Surface Technologies	218.7	363.3	484.2	809.6
Energy Infrastructure	85.1	101.4	169.2	202.3
Other revenue (1) and intercompany eliminations	(7.7)	(8.9)	(12.6)	(18.1)
Total revenue	$1,150.3	$1,695.2	$2,359.0	$3,390.4
Income before income taxes:
Segment operating profit (loss):
Subsea Technologies	$97.2	$183.5	$206.7	$352.2
Surface Technologies	(21.7)	27.5	(50.3)	90.4
Energy Infrastructure	7.8	5.3	4.5	8.2
Intercompany eliminations	0.2	—	0.2	—
Total segment operating profit	83.5	216.3	161.1	450.8
Corporate items:
Corporate expense (2)	(13.1)	(14.0)	(27.4)	(30.3)
Other revenue (1) and other expense, net (3)	(53.2)	(29.5)	(83.2)	(55.9)
Net interest expense	(7.6)	(9.0)	(15.1)	(16.3)
Total corporate items	(73.9)	(52.5)	(125.7)	(102.5)
Income before income taxes attributable to FMC Technologies, Inc. (4)	$9.6	$163.8	$35.4	$348.3

 _______________________

(1)	Other revenue comprises certain unrealized gains and losses on derivative instruments related to unexecuted sales contracts.

(2)	Corporate expense primarily includes corporate staff expenses.

(3)	Other expense, net, generally includes stock-based compensation, other employee benefits, LIFO adjustments, certain foreign exchange gains and losses, and the impact of unusual or strategic transactions not representative of segment operations.

(4)	Excludes amounts attributable to noncontrolling interests.

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Segment operating capital employed and assets were as follows:

(In millions)	June 30, 2016	December 31, 2015
Segment operating capital employed (1):		As Adjusted
Subsea Technologies	$2,092.3	$2,025.7
Surface Technologies	837.5	911.9
Energy Infrastructure	268.7	281.5
Total segment operating capital employed	3,198.5	3,219.1
Segment liabilities included in total segment operating capital employed (2)	1,572.2	1,806.1
Corporate (3)	1,390.1	1,394.2
Total assets	$6,160.8	$6,419.4
Segment assets:
Subsea Technologies	$3,381.9	$3,512.3
Surface Technologies	1,047.3	1,131.9
Energy Infrastructure	380.7	396.7
Intercompany eliminations	(39.2)	(15.7)
Total segment assets	4,770.7	5,025.2
Corporate (3)	1,390.1	1,394.2
Total assets	$6,160.8	$6,419.4

  _______________________

(1)	FMC Technologies’ management views segment operating capital employed, which consists of assets, net of its liabilities, as the primary measure of segment capital. Segment operating capital employed excludes debt, pension liabilities, income taxes, and LIFO and valuation adjustments.

(2)	Segment liabilities included in total segment operating capital employed consist of trade and other accounts payable, advance payments and progress billings, accrued payroll and other liabilities.

(3)	Corporate includes cash, LIFO adjustments, deferred income tax balances, property, plant and equipment not associated with a specific segment, pension assets and the fair value of derivative financial instruments.

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ANNEX 6
Opinion of Rothschild as Financial Advisor to Technip

Board of Directors Technip S.A. 89, avenue de la Grande Armée 75116 Paris

Strictly Private & Confidential

May 18, 2016

Members of the Board of Directors:

We understand that Technip S.A., a French société anonyme (“Technip” or the “Company”), FMC Technologies, Inc., a Delaware corporation (“FMCTI”) and FMC Technologies SIS Limited, a private limited company incorporated under the laws of England and Wales and a wholly owned subsidiary of FMCTI (“Topco”), entered into a Memorandum of Understanding on May 18, 2016 (the “MOU”) and propose to enter into, on a future date, a Business Combination Agreement the form of which is attached as Exhibit A to the MOU (the “BCA”), which provide, among other things, for the contemplated terms and conditions of the business combination of the Company and FMCTI (the “Transaction”). Capitalized terms used, but not defined, in this letter have the meanings ascribed to them in the form of BCA attached as Exhibit A to the MOU (the “Form BCA”). Pursuant to the BCA, following its execution and delivery and subject to the terms and conditions set forth therein: (i) at the Technip Effective Time, the Company will be merged with and into Topco (the “Technip Merger”) and Topco will allot and issue, for each issued and outstanding share, par value €0.7625 per share (the “Technip Common Stock”), of the Company (other than the Technip Common Stock that is held in the treasury of the Company or owned by the Company or any direct or indirect wholly owned subsidiary of the Company (the “Excluded Technip Common Stock”)), 2 ordinary shares, par value $1.00 per share (the “Topco Common Stock”), of Topco (the “Technip Merger Consideration”), and (ii) at the FMCTI Effective Time, FMCTI Merger Sub, a newly formed Delaware limited liability company and an indirect wholly owned subsidiary of Topco (the “US Merger Sub”), will merge with and into FMCTI (the “FMCTI Merger”) and each share of common stock, par value $0.01 per share (the “FMCTI Common Stock”), of FMCTI (other than FMCTI Common Stock owned by FMCTI, Topco, U.S. Merger Sub or any of their respective wholly owned subsidiaries) will be converted into the right to receive 1 Topco Common Stock. The terms and conditions of the Transaction are more fully set forth in the MOU and the BCA.

The Board of Directors of the Company (the “Board”) has requested our opinion as to whether the Technip Merger Consideration, taking into account the FMCTI Merger, is fair, from a financial point of view, to the holders of Technip Common Stock (other than the Excluded Technip Common Stock).

In arriving at our opinion set forth below, we have, among other things: (i) reviewed the MOU and the Form BCA; (ii) reviewed certain publicly available business and financial information that we deemed to be generally relevant concerning the Company and FMCTI and the industry in which they operate, including certain publicly available research analyst reports and estimates; (iii) reviewed the financial terms of certain business combinations; (iv) compared certain financial and stock market information for the Company and FMCTI with similar information for certain other companies the securities of which are publicly traded; (v) reviewed the reported price and trading activity for the Technip Common Stock and compared it with the trading history of the FMCTI Common Stock; (vi) reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company and FMCTI furnished to or discussed with us by the management of the Company and FMCTI, including, (a) certain internal financial analyses and forecasts for the Company prepared by its management and certain financial analysis and forecasts for each of FMCTI and Topco prepared by the management of the Company, in each case, as approved for our use by the Company (the

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“Forecasts”) and (b) certain internal financial analysis and forecasts relating to FMCTI prepared by its management; (vii) reviewed certain estimates as to the amount, timing and use of the cost savings and operating synergies expected by the Company’s management to result from the Transaction (the “Synergies”) and integration costs expected to be incurred in connection with the Transaction, each as estimated by the management of the Company and as approved for our use by the Company; and (viii) performed such other financial studies, analyses and investigations as we deemed appropriate for the purpose of this opinion. In addition, we have held discussions with certain members of the management of the Company with respect to the past and current business operations, financial condition and future prospects of the Company, and with certain members of the management of the Company and FMCTI with respect to their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations of FMCTI, financial condition and future prospects of FMCTI and Topco, the Forecasts, the Synergies and certain other matters we believed necessary or appropriate to our inquiry.

In arriving at our opinion, we have, with your consent, relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished or made available to us by the Company, FMCTI or their respective associates, affiliates and advisors, or otherwise was reviewed by or for us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities of the Company or FMCTI (including, without limitation, real property owned by the Company or FMCTI or in which the Company or FMCTI holds a leasehold interest), nor have any such valuations or appraisals been provided to us, and we do not express any opinion as to the value of such assets or liabilities and shall not assume any responsibility in such respect. We have not evaluated the solvency or fair value of the Company, FMCTI or Topco under any laws or regulations relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or the facilities of the Company or FMCTI. With respect to the Forecasts and the Synergies provided to or otherwise discussed with us, we have been advised by the Company’s management, and have assumed with the Company’s consent, that such forecasts and information have been reasonably prepared in accordance with industry practice on bases reflecting the best available estimates and judgments of management as to the future financial performance of Technip, FMCTI and Topco and the other matters covered thereby. We have also assumed that such expected Synergies projected by the Company’s management to result from the Transaction will be realized as projected. We express no view and shall not assume any liability as to the reasonableness of such forecasts and projections or the assumptions on which they are based.

We have assumed that the BCA will be executed and delivered, that the terms and conditions thereof will not deviate from those contemplated by the Form BCA in any way meaningful to our analysis and that the Transaction will be consummated as contemplated in the MOU and the BCA without any waiver, amendment or delay of any terms or conditions, including, among other things, that the parties to the MOU and the BCA will comply with all material terms of the MOU and of the BCA and that in connection with the receipt of all necessary governmental, regulatory or other approvals and consents required for the Transaction, no material delays, limitations, conditions or restrictions will be imposed. For purposes of rendering this opinion, we have assumed that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of the Company or FMCTI since the respective dates of the most recent financial statements and other information, financial or otherwise, relating to the Company or FMCTI made available to us, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. We do not express any opinion as to any tax or other consequences that may result from the Transaction, nor does our opinion address any tax, legal, regulatory or accounting matters. We have relied as to all legal, tax and regulatory matters relevant to rendering our opinion upon assessments made by the Company and FMCTI and their respective other advisors with respect to such issues. In arriving at our opinion, we have not taken into account any litigation, regulatory or other proceeding that is pending or may be brought against the Company, FMCTI or any of their respective affiliates.

Our opinion is necessarily based on securities market, economic, monetary, regulatory, financial and other general business and financial conditions as they exist and can be evaluated on, and the information made available to us as of, the date hereof and the conditions and prospects, financial and otherwise, of the Company

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and FMCTI as they were reflected in the information provided to us and as they were represented to us in discussions with the management of the Company and FMCTI. We are expressing no opinion herein as to the price at which the shares of Technip Common Stock, FMCTI Common Stock or Topco Common Stock will trade at any future time. Our opinion is limited to the fairness from a financial point of view, to the holders of Technip Common Stock (other than the Excluded Technip Common Stock), of the Technip Merger Consideration, taking into account the FMCTI Merger, and we express no opinion as to any underlying decision which the Company may make to engage in the Transaction or any alternative transaction. We do not express any opinion, nor have we been asked by the Board to express any opinion, as to the relative merits of the Transaction as compared to any alternative transaction, including any alternative transaction that the Board has considered and elected not to pursue. We have not been asked to, nor do we, offer any opinion as to the terms, other than the Technip Merger Consideration, taking into account the FMCTI Merger, and only to the extent expressly set forth herein, of the Transaction, the MOU, the BCA or any other agreement entered into in connection with the Transaction.

We and our affiliates are engaged in investment banking, brokerage and financial advisory service activities. In the ordinary course of business, we and our affiliates may trade in the securities of the Company, FMCTI or any of their respective affiliates, for our own accounts or for the accounts of our affiliates and customers, and may at any time hold a long or short position in such securities. We are acting as financial advisor to the Company with respect to the Transaction and will receive a fee from the Company for our services, the most significant portion of which is contingent upon completion of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses and indemnify us against certain liabilities that may arise out of our engagement. We or our affiliates have provided in the past, currently provide, and may in the future provide financial services to the Company and/or its affiliates in the ordinary course of our businesses from time to time and may receive fees for the rendering of such services. In the past, we notably advised the Company on the disposal of Technip Benelux NV and Technip Germany GmbH which were completed in 2015 and 2016 respectively. We or our affiliates may in the future provide financial services to FMCTI, Topco and/or their affiliates in the ordinary course of our businesses from time to time and may receive fees for the rendering of such services.

This opinion is provided for the benefit of the Board, solely in its capacity as such, in connection with and for the purpose of its evaluation of the Transaction. This opinion should not be construed as creating any fiduciary duty on our part to any party. This opinion does not constitute a recommendation to the Board as to whether to approve the Transaction or a recommendation to any holders of Technip Common Stock as to how to vote or otherwise act with respect to the Transaction or any other matter. In addition, the Board has not asked us to address, and this opinion does not address, (i) the fairness of the Technip Merger Consideration, or any other consideration, as regards the holders of any class of securities (other than holders of Technip Common Stock and then only to the extent expressly set forth herein), the creditors or other constituencies of the Company, or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, FMCTI or Topco, or any class of such persons, pursuant to the Transaction or otherwise. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval; provided, however, that the Company may reproduce this opinion in full in any document relating to the Transaction that is required to be filed by the Company with the United States Securities and Exchange Commission, and if required by any law or regulation, in any document relating to the Transaction that is required to be filed by the Company with the Autorité des marchés financiers and the Financial Conduct Authority.

This opinion is given and speaks only as of the date hereof. It should be understood that subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion based on circumstances or events occurring after the date hereof.

For the avoidance of doubt, this opinion is not delivered pursuant to Article 261-1 of the general regulation of the French Autorité des marchés financiers and should not be considered a “rapport d’expert indépendant” nor an “expertise indépendante” or “attestation d’équité”, nor shall we be considered an “expert indépendant”, in each case within the meaning of the French Règlement Général of the Autorité des marchés financiers (in particular Book II, Title VI (Livre II, Titre VI) thereof).

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On the basis of and subject to the foregoing and such other matters as we considered relevant, it is our opinion that, as of the date hereof, the Technip Merger Consideration pursuant to the MOU and the BCA, taking into account the FMCTI Merger, is fair, from a financial point of view, to the holders of Technip Common Stock (other than Excluded Technip Common Stock).

Very truly yours,

/s/ Rothschild & Cie
Rothschild & Cie

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ANNEX 7
Opinion of Goldman Sachs as Financial Advisor to Technip

PERSONAL AND CONFIDENTIAL

May 18, 2016

Board of Directors

Technip S.A.

89, avenue de la Grande Armée

75116 Paris

France

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than FMC Technologies, Inc. (“FMCTI”) and its affiliates) of the outstanding shares, par value €0.7625 per share (the “Shares”), of Technip S.A. (the “Company”), taking into account the FMCTI Merger, of the Exchange Ratio (as defined below) pursuant to the Memorandum of Understanding, dated as of May 18, 2016 (the “MoU”), by and among FMCTI, FMC Technologies SIS Limited (“Topco”), a wholly owned subsidiary of FMCTI, and the Company and the Business Combination Agreement, the form of which is attached as Exhibit A to the MoU, to be executed and delivered on a future date in accordance with the terms of the MoU (the “BCA”), by and among FMCTI, Topco and the Company. Capitalized terms used, but not defined, in this letter have the meanings ascribed to them in the form of BCA attached as Exhibit A to the MoU (the “Form BCA”). Pursuant to the BCA, following its execution and delivery and subject to the terms and conditions set forth therein: (a) at the Technip Effective Time, the Company will be merged with and into Topco and Topco will allot and issue, for each issued and outstanding Share (other than Shares that are held in the treasury of the Company or owned by the Company or any direct or indirect wholly owned subsidiary of the Company) 2 ordinary shares, par value $1.00 per share (the “Topco Shares”), of Topco (the “Exchange Ratio”), and (b) at the FMCTI Effective Time, U.S. Merger Sub, an indirect wholly owned subsidiary of Topco, will merge with and into FMCTI and each share of common stock, par value $0.01 per share (the “FMCTI Shares”), of FMCTI (other than FMCTI Shares owned by FMCTI, Topco, U.S. Merger Sub or any of their respective wholly owned subsidiaries) will be converted into the right to receive 1 Topco Share.

Goldman Sachs Paris Inc. et Cie and its affiliates (collectively, “Goldman Sachs”) are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, FMCTI, and any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transactions contemplated by the MoU and the BCA (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time. We may also in the future provide financial advisory and/or underwriting services to the Company, Topco, FMCTI and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the MoU; the Form BCA; the documents de référence filed by the Company with the Autorité des marchés financiers for the five years ended

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December 31, 2015; annual reports to stockholders and Annual Reports on Form 10-K of FMCTI for the five years ended December 31, 2015; certain interim reports and quarterly reports to stockholders of the Company and certain interim reports and Quarterly Reports on Form 10-Q of FMCTI; certain other communications from the Company and FMCTI to their respective stockholders; certain publicly available research analyst reports for the Company and FMCTI; certain internal financial analysis and forecasts for FMCTI prepared by its management; certain internal financial analyses and forecasts for the Company prepared by its management and certain financial analysis and forecasts for each of FMCTI and Topco prepared by the management of the Company, in each case, as approved for our use by the Company (the “Forecasts”), including certain operating synergies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and FMCTI regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of FMCTI and Topco and with members of the senior management of the Company regarding the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares and the FMCTI Shares; compared certain financial and stock market information for the Company and FMCTI with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain business combinations; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, FMCTI or Topco or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company, FMCTI or Topco or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the BCA will be executed and delivered, that the terms and conditions thereof will not deviate from those contemplated by the Form BCA in any way meaningful to our analysis and that the Transaction will be consummated on the terms set forth in the MoU and the BCA, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than FMCTI and its affiliates) of Shares, as of the date hereof and taking into account the FMCTI Merger, of the Exchange Ratio pursuant to the MoU and the BCA. We do not express any view on, and our opinion does not address, any other term or aspect of the MoU, the BCA or the Transaction or any term or aspect of any other agreement or instrument contemplated by the MoU or the BCA or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, FMCTI or Topco, or class of such persons, in connection with the Transaction, whether relative to the Exchange Ratio pursuant to the MoU and the BCA or otherwise. We are not expressing any opinion as to the prices at which Topco Shares will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company, FMCTI or Topco or the ability of the Company, FMCTI or Topco to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and

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assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs.

This opinion is not delivered pursuant to Article 261-1 of the general regulation of the French Autorité des marchés financiers and should not be considered a “rapport d’expert indépendant” nor an “expertise indépendante” or “attestation d’équité”, nor shall we be considered an “expert indépendant”, in each case within the meaning of the French Règlement Général of the Autorité des marchés financiers (in particular Book II, Title VI (Livre II, Titre VI) thereof).

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof and taking into account the FMCTI Merger, the Exchange Ratio pursuant to the MoU and BCA is fair from a financial point of view to the holders (other than FMCTI and its affiliates) of Shares.

Very truly yours,

GOLDMAN SACHS PARIS INC. ET CIE.

By:	/s/ Cyrille Perard

Managing Director
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ANNEX 8
Opinion of Evercore as Financial Advisor to FMCTI

May 18, 2016

The Board of Directors of

FMC Technologies, Inc.

5875 N. Sam Houston Parkway W.

Houston, Texas 77086

Members of the Board of Directors:

We understand that FMC Technologies, Inc., a Delaware corporation (“FMC” or the “Company”), FMC Technologies SIS Limited, a private limited company incorporated under the laws of England and Wales and a wholly owned subsidiary of the Company (“Topco”), and Technip, S.A., a French société anonyme (“Technip”), propose to enter into a Memorandum of Understanding, dated as of the date hereof (the “MOU”), contemplating, among other things, the subsequent execution of a Business Combination Agreement in the form attached to the MOU (the “Combination Agreement”) by and among the Company, Topco and Technip, pursuant to which Combination Agreement (i) Technip would merge with and into Topco, with Topco as the surviving entity (“Technip Merger”), whereby each issued and outstanding share, par value € 0.7625 per share, of Technip (the “Technip Shares”), other than Technip Shares owned by Technip or any direct or indirect wholly owned subsidiary of Technip, shall be exchanged for 2.00 (the “Technip Exchange Ratio”) ordinary shares of $1.00 per share in the share capital of Topco (the “Topco Shares”), (ii) a newly formed Delaware limited liability company that will be an indirect wholly owned subsidiary of FMC (“U.S. Merger Sub”) would merge with and into the Company immediately following the consummation of the Technip Merger (“FMC Merger” and, together with the Technip Merger, the “Combination”), with the Company surviving the FMC Merger as an indirect wholly owned subsidiary of Topco, pursuant to which each share of common stock, par value $0.01 per share, of the Company (the “Company Shares”), other than the FMC Excluded Shares, shall be converted into the right to receive one Topco Share (the “Company Exchange Ratio”).

The terms and conditions of the Combination are more fully set forth in the Combination Agreement, and terms used herein and not defined shall have the respective meanings ascribed thereto in the Combination Agreement.

The Board of Directors of FMC Technologies (the “Board”) has asked us whether, in our opinion, as of the date hereof, the Company Exchange Ratio (after giving effect to the Technip Merger) is fair, from a financial point of view, to the holders of each outstanding Company Share (other than the FMC Excluded Shares).

In connection with rendering our opinion, we have, among other things:

(i)       reviewed certain publicly available business and financial information relating to the Company and Technip that we deemed to be relevant, including publicly available research analysts’ estimates;

(ii)       reviewed publicly available research analyst estimates for the Company’s and Technip’s future financial performance;

(iii)       reviewed certain non-public projected financial forecasts and operating data relating to the Company and Technip prepared and furnished to us by the management team of the Company, as to the Company and Technip, and the management team of Technip, as to Technip;

(iv)       discussed the past and current operations, the financial projections and the current financial condition of the Company and Technip with the management teams of the Company and Technip, respectively (including the

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Company’s and Technip’s views on the risks and uncertainties of achieving its projections), and the projected synergies and strategic, financial, operational and other benefits anticipated by the Combination;

(v)       reviewed the reported prices and the historical trading activity of the Company Shares and Technip Shares;

(vi)       compared the financial and operating performance of the Company and Technip and certain of their market trading metrics with those of certain other publicly-traded companies that we deemed relevant;

(vii)       compared the relative contribution by each of the Company and Technip of certain financial metrics we deemed relevant to the relative ownership as implied by the Company Exchange Ratio;

(viii)       reviewed a draft of each of the MOU and Combination Agreement, each dated May 18, 2016;

(ix)       reviewed the potential financial implications of the Combination for Topco based on the financial forecasts and data referred to above relating to the Company and Technip;

(x)       reviewed the dividend policy of Technip, as well as the terms and structure of the dividend announced February 25, 2016 and payable May 26, 2016; and

(xi)       performed such other analyses and examinations and considered such other factors that we deemed appropriate for purposes of providing the opinion contained herein.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with or reviewed by us, and we assume no liability therefor. With respect to the projections of the Company and Technip that were furnished to us, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future competitive, operating and regulatory environments and related financial performance of the Company and Technip, respectively. We express no view as to any such financial projections or the assumptions on which they are based. We express no view as to any reserve or resource data relating to the Company or Technip or the assumptions on which they are based.

For purposes of rendering our opinion, we have assumed that the final versions of all documents reviewed by us in draft form, including the Combination Agreement and MOU, will conform in all material respects to the drafts reviewed by us, that the representations and warranties of each party contained in the Combination Agreement and MOU are true and correct in all material respects, that each party will perform in all material respects all of the covenants and agreements required to be performed by it under the Combination Agreement and MOU and that all conditions to the consummation of the Combination will be satisfied without material waiver or modification thereof. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Combination and the other transactions contemplated by the Combination Agreement will be obtained without any material delay, limitation, restriction or condition that would have a material adverse effect on the Company or Technip or the consummation of the Combination or materially reduce the benefits of the Combination to the holders of the Company Shares. We have utilized a conversion rate of 1.1336 U.S. Dollars to Euros in order to convert the financial projections of Technip from Euros to U.S. Dollars, and we have assumed, with your consent, that such exchange rate is reasonable to utilize for purposes of our analyses and this opinion. We express no view or opinion as to any currency or exchange rate fluctuations and have assumed, with your consent, that any such fluctuations will not be material to our analyses or this opinion. In addition, we express no view as to, and this opinion does not address, foreign currency exchange risks (if any) associated with the Combination or otherwise.

For purposes of this letter and our opinion, we have not made, or assumed any responsibility for making, any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Technip or any subsidiary thereof, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value of the Company or Technip or any subsidiary thereof under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It is understood

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that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

For purposes of this letter and our opinion, we have not been asked to pass upon, and we express no opinion with respect to, any matter other than the fairness, from a financial point of view, of the Company Exchange Ratio (after giving effect to the Technip Merger), as of the date hereof, to the holders of Company Shares (other than the FMC Company Shares). We do not express any view on, and our opinion does not address, the fairness, financial or otherwise, of the Combination to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of the Company, nor as to the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether in connection with the Combination or otherwise. We express no opinion as to the price at which the Company Shares or the Technip Common Shares will trade at any time, including as to what the actual value of the Topco Shares will be when issued in connection with the Combination. Our opinion does not address the relative merits of the Combination as compared to other business or financial strategies or opportunities that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Combination. Neither this letter nor our opinion constitutes a recommendation to the Board or to any other persons in respect of the Combination, including as to how any holder of Company Shares or Technip Common Shares should vote or act in respect of the Combination. We are not legal, regulatory, accounting or tax experts, and we have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

We will receive a fee for our services upon the rendering of this opinion, including a success fee if the Combination is consummated. The Company has also agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement. We are performing our services to the Company under our engagement letter with the Company dated February 11, 2016 (as amended, the “Engagement Letter”). In October 2015, we were also engaged by the Company to provide periodic strategic shareholder relationship advisory services for a customary annual retainer, a portion of which would be creditable against a financial advisory transaction fee payable by the Company to Evercore within two years after that advisory engagement began. Otherwise, during the two year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. and its affiliates, on the one hand, and the Company, Technip or any of their respective affiliates, on the other hand, pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such a relationship. We and our affiliates may provide financial advisory or other services to the Company, Technip or their respective affiliates in the future and in connection with any such services we may receive compensation.

In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Company, Technip and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

This letter, and the opinion expressed herein is addressed to, and for the information of, the Board in connection with its evaluation of the proposed Combination. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

This opinion may not be disclosed, quoted, used, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval and except as otherwise set forth in the Engagement Letter. In accordance with the Engagement Letter, a copy of this opinion may be included in any document that the Company determines is required to be filed with the U.S. Securities and Exchange Commission or with any governmental or securities law authorities in the United Kingdom or France, or that the Company determines is required to be mailed by the Company to its shareholders relating to the Combination, provided in each case that the opinion is reproduced in full in such filing or mailing and all references to us or our opinion in any such document and the description or inclusion of our opinion therein shall be subject to Evercore’s prior written consent with respect to form and substance, which consent shall not be unreasonably withheld, delayed or conditioned.

537

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Company Exchange Ratio (after giving effect to the Technip Merger) is fair, from a financial point of view, to the holders of Company Shares (other than the FMC Excluded Shares).

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ David Andrews
David Andrews
Senior Managing Director

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ANNEX 9
Independent Accountant Report on the Unaudited Pro Forma Financial Information

In our opinion:

a) the pro forma financial information has been properly compiled on the basis stated; and

b) that basis is consistent with the accounting policies of Technip.

This report has been issued solely for the purposes of:

- the Information Document made available to the public as part of the proposed cross-border merger by absorption of Technip by TechnipFMC,

- filing the Prospectus with the French financial markets authority (Autorité des marchés financiers –AMF) for the admission to trading on the regulated market Euronext Paris of securities of TechnipFMC and in other EU member states in which the prospectus approved by the AMF would be notified;

and cannot be used for any other purpose.

This report shall be governed by, and construed in accordance with French law and professional standards applicable in France. The Courts of France shall have exclusive jurisdiction in relation to any claim, difference or dispute which may arise out of or in connection with our engagement letter or this report.

Neuilly-sur-Seine, October [24], 2016

PricewaterhouseCoopers Audit

Edouard Demarcq

Partner

Independent accountant’s report on pro forma financial information

To the Directors

TechnipFMC Limited

c/o Legalinx Limited

1 Fetter Lane

London, EC4A 1BR

In our capacity as independent accountant and in accordance with the AMF instruction n°2016-04 and the Commission Regulation (EC) n°809/2004, we hereby report to you on the pro forma financial information of TechnipFMC Limited (“TechnipFMC”) set out in section 5 of the Information Document made available to the public as part of the proposed cross-border merger by absorption of Technip S.A. (“Technip”) by TechnipFMC (“the Technip Merger”) in connection with the exchange of FMC Technologies Inc. (“FMCTI”) shares for shares of TechnipFMC (“the FMCTI Merger” and together with the Technip Merger, “the Mergers”) and in the Prospectus to be filed with the French financial markets authority (Autorité des marchés financiers – “AMF”) for the admission to trading of securities of TechnipFMC on the regulated market Euronext Paris.

The pro forma financial information has been prepared for the sole purpose of illustrating the impact that the Mergers might have had on the consolidated statement of financial position as of June 30, 2016 of Technip had it taken place with effect at that date and on the consolidated income statements of Technip for the year ended December 31, 2015 and for the six-month period ended June 30, 2016 had it taken place with effect from January 1, 2015. By its very nature, this information is based on a hypothetical situation and does not represent the financial position or performance that would have been reported, had the Mergers taken place at an earlier date than the actual or contemplated date.

It is your responsibility to prepare the pro forma financial information in accordance with the AMF instruction n°2016-04 and the provisions of Commission Regulation (EC) n°809/2004 and ESMA recommendations on pro forma financial information.

It is our responsibility to express an opinion, based on our work, in accordance with Annex II, item 7 of Commission Regulation (EC) n°809/2004, as to the proper compilation of the pro forma financial information.

We performed those procedures that we deemed necessary in accordance with the professional guidance issued by the French Institute of statutory auditors (Compagnie nationale des commissaires aux comptes) relating to this engagement. These procedures, which did not include an audit or a review of the financial information used as a basis to prepare the pro forma financial information, mainly consisted in ensuring that the information used to prepare the pro forma information was consistent with the underlying financial information, as described in the notes to the pro forma financial information, reviewing the evidence supporting the pro forma adjustments and conducting interviews with management to obtain the information and explanations that we deemed necessary.

In our opinion:

a) the pro forma financial information has been properly compiled on the basis stated; and

b) that basis is consistent with the accounting policies of Technip.

This report has been issued solely for the purposes of:

-	the Information Document made available to the public as part of the proposed cross-border merger by absorption of Technip by TechnipFMC,

-	filing the Prospectus with the AMF for the admission to trading on the regulated market Euronext Paris of securities of TechnipFMC and in other EU member states in which the prospectus approved by the AMF would be notified;

and cannot be used for any other purpose.

This report shall be governed by, and construed in accordance with French law and professional standards applicable in France. The Courts of France shall have exclusive jurisdiction in relation to any claim, difference or dispute which may arise out of or in connection with our engagement letter or this report.

Neuilly-sur-Seine, October 24, 2016

PricewaterhouseCoopers Audit

Edouard Demarcq

Partner

ANNEX 10
Reports of the Merger Appraisers

[Attached]

Free translation of the original « Rapport des Commissaires à la fusion sur la rémunération des apports devant être effectués par la société TECHNIP SA au profit de la société TECHNIPFMC LIMITED » issued by the merger appraisers, dated october 5, 2016

TECHNIP SA

A company with limited liability (société anonyme) with a share capital of €93,281,878.63

89, avenue de la Grande Armée

75116 Paris

Paris Trade and Companies Register number 589 803 261

TECHNIPFMC LIMITED

Private limited company with a share capital of £50.001

C/O Legalinx Limited, 1 Fetter Lane

London EC4A 1BR

Companies House number 9909709

Merger Appraiser’s Report on the remuneration for the contributions to be made by

TECHNIP SA in favor of TECHNIPFMC LIMITED

Order of the Presiding Judge of the Paris Commercial Court dated July 26, 2016

Dear Shareholders:

Pursuant to the mission entrusted to us by order of the Presiding Judge of the Commercial Court of Paris dated July 26, 2016 relating to the merger by absorption (fusion par absorption) of Technip SA by TechnipFMC Limited, an English law company, we have prepared this report on the remuneration for the contributions contemplated by Article L. 236-10 of the French Commercial Code (Code de commerce). It being specified that our assessment of the value of the contributions is the subject of a separate report.

The remuneration of the contributions results from the exchange ratio which was determined in the Common Draft Terms of Cross-Border Merger, dated October 4, 2016, which has been signed by the representatives of the relevant companies (hereinafter the “draft merger agreement”).

It is our responsibility to express an opinion on the fairness of the exchange ratio. To this end, we have carried out our review in accordance with the professional standards of the French National Company of Statutory Auditors (Compagnie Nationale des Commissaires aux Comptes) that apply to this mission. These professional standards require the implementation of safeguards intended, firstly, to verify that the relative values assigned to the shares of the companies involved in the transaction are appropriate and, secondly, to analyze the positioning of the exchange ratio in relation to relative values that have been deemed appropriate.

Our mission is brought to a close with the submission of this report. Therefore, it is not our responsibility to update this report to take into account facts and circumstances occurring after the date of the report. Our reports are contemplated by the provisions of the French Commercial Code relating to the mission of merger appraisers and are intended for the persons referred to by French law. They respond to the requirements of these regulations, but not to the requirements of American or English regulations. In particular, the reports grant no rights to the shareholders of FMC Technologies, Inc., a U.S. Delaware corporation, who benefit from applicable U.S. law. Regarding TechnipFMC Limited, our report on the value of the contributions does not consider the company’s accounting requirements for contributions under English law. Our work is not intended to respond to the requirements of these regulations, even though our reports will be made available to the parties that are involved in the Transaction.

Furthermore, these reports do not dispense with the reading of the information already publicly available or that will be made available relating to the Transaction1.

At no time did we find ourselves in a situation of conflict, prohibition or revocation contemplated by law.

Our observations and conclusions are presented hereafter in accordance with the following outline:

1 In particular the Form S-4 as submitted on September 19, 2016, Information Document and the EU Prospectus.

2

1.	Presentation of the transaction

2.	Verification of the appropriateness of the relative values attributed to the shares of the companies involved in the transaction

3.	Assessment of the fairness of the proposed exchange ratio

4.	Summary

5.	Conclusion

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1.	Presentation of the transaction

1.1	Context of the transaction

Pursuant to a joint statement dated May 19, 2016, the Technip and FMC Technologies groups announced their proposed combination, which is intended to create a world leader in the oil and gas industry services for Subsea, Surface and Onshore/Offshore segments (the “Transaction”).

In the context of an oil sector that has been rattled by a significant drop in oil prices, this combination is intended to propose a wide and flexible service offering on the entity’s markets, by consolidating the two groups’ complementary know-how, technology and capacities, all while reducing costs. This transaction capitalizes on the proven success of the existing alliance through the joint-venture Forsys Subsea.

Listed in New York and Paris, the new company called TechnipFMC will have approximately 49,000 employees in 45 countries.

The terms and conditions of this combination, which is described as a merger of equals, were formalized in a first document (Memorandum of Understanding) dated May 18, 2016, and then in a framework agreement (Business Combination Agreement, hereinafter the “BCA”) on June 14, 2016.

The Transaction will be carried out solely through an exchange of shares in two quasi-concurrent steps:

1.	Technip SA shall be absorbed by an English law company created for this purpose, TechnipFMC Limited (hereinafter “TechnipFMC”), as a result of which Technip’s shareholders will receive TechnipFMC shares in consideration for the absorption of Technip by way of a cross-border merger governed by Directive 2005/56/EC and the national laws transposing such directive (the “Merger”).

Immediately thereafter, and in an inter-conditional manner,

2.	FMC Technologies, Inc. will absorb, by way of a reverse triangular merger, a new Delaware law company formed specifically for this purpose and wholly owned by TechnipFMC. Pursuant to this transaction, in exchange for their shares, FMC Technologies, Inc.’s shareholders will receive TechnipFMC shares and FMC Technologies, Inc. will become a subsidiary of TechnipFMC.

According to the terms of the transaction, it should be noted that the exchange ratio will be determined through a comparison of the relative values of the shares of Technip SA and FMC Technologies, Inc.

In this context, (i) Technip SA’s shareholders would receive two shares of TechnipFMC for each Technip share they hold, and (ii) FMC Technologies, Inc.’s shareholders would receive one TechnipFMC share for each FMC Technologies, Inc. share they hold.

Upon the completion of the Transaction, the former shareholders of Technip and FMC Technologies will respectively hold approximately 50.9% and 49.1%2 of TechnipFMC’s capital.

TechnipFMC, whose capital could eventually be solely comprised of ordinary shares, will request the concurrent listing of all of its shares on the New York Stock Exchange and on the regulated market of Euronext Paris. TechnipFMC will remain an English law company, and the new group will have operating headquarters in Paris (France) and Houston (USA).

1.2	Presentation of the relevant companies

1.2.1	Technip SA, absorbed company

Technip SA is a French law company with limited liability (société anonyme) whose registered office is located at 89, avenue de la Grande Armée (75116 Paris – France). Technip SA is registered with the Paris Trade and Companies Register under number 589 803 261.

2 These rates are given for illustrative purposes on a fully diluted basis and on the basis of respective capitalizations at May 18, 2016 and will depend on the number of outstanding shares of Technip and FMC Technologies, Inc. on the effective date.

4

At August 31, 2016, Technip’s share capital amounted to €93,281,878.63, divided into 122,336,890 shares of a nominal value of 0.7625€ per share, which were fully paid-up and of the same category. Technip’s shares are listed for trading on Compartment A of the regulated market of Euronext Paris under ISIN FR0000131708.

At August 31, 2016, 12,274,470 of Technip SA shares benefitted from double voting rights, representing approximately 10.03% of Technip’s share capital and approximately 18.24% of its voting rights. It is reminded that the shareholders Bpifrance Participations SA and IFP Energies nouvelles, who hold approximately 73% of the shares carrying double voting rights, have confirmed3 in writing that they intend to vote in favor of (i) the transaction in an upcoming shareholder’s general meeting and (ii) a resolution presented to an upcoming double voting right shareholders’ special meeting eliminating double voting rights.

Technip SA has granted its managers and employees free share plans as well as share subscription and purchase options representing a potential maximum issuance of 3,607,780 additional shares4 at August 31, 2016.

5,178,455 additional shares may also be issued as a result of the conversion of convertible and/or exchangeable bonds into new or existing shares (OCEANEs), the redemption date at par of which is January 1, 2017, absent conversion, exchange or early redemption.

The OCEANEs are listed on the Euronext Paris market.

“The Company has the following purpose in all countries:

-	all engineering studies and services, and construction of complex industrial plants, in particular for hydrocarbons, as well as all fields of industry, notably chemicals and life sciences;

-	the design, manufacturing, purchase, sale, construction, assembly and installation of materials, products, equipment and systems intended for such installations, in particular fixed or floating platforms and pipelines for the development of oil fields at sea;

-	the provision of all services related to these products, equipment and installations;

-	the development and implementation of all processes and products for practical use in industry of the results of research carried out by the Company or by any other individual or entity;

-	the registration, acquisition, direct or indirect use, sale or purchase of all brands, processes, patents, and licenses for the use of patents;

-	the direct or indirect participation by the Company in all operations of the said type, either by way of formation of companies, contributions to existing companies, mergers with them, transfer to companies of all or part of its assets or rights in real and personal property, subscriptions, purchases and sales of securities and corporate interests, partnerships, advances, loans or otherwise;

-	the investment by all means and in any form, in companies or industrial, commercial, financial and real property enterprises, whether French or foreign, regardless of legal form or organization and, where necessary, the disposal of these investments;

-	more generally, all transactions of a commercial, financial, industrial or civil nature or in real or personal property, related directly or indirectly to any of the purposes listed above and to any similar or related purposes, both on its own behalf or on behalf of third parties, and more generally all transactions facilitating or related to the realization of these purposes.”

Technip SA is the holding company of the Technip group, a world leader in project management, engineering and construction for the oil and gas industry. The group is organized along two segments: (i) the Subsea segment includes the design, manufacture and installation of rigid and flexible subsea pipelines and umbilicals for both

3 See Form S-4 as submitted on September 19, 2016, page 257 and 258.

4 2,216,749 pursuant to share subscription or purchase plans (of which 1,163,687 are exercisable to date) and 1,391,031 pursuant to performance-based share attribution schemes.

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hydrocarbon field installations and subsea activities, and (ii) the Onshore/Offshore segment, which comprises conceptual studies, engineering and project management up until the commencement of operations of onshore and off-shore (fixed or floating) installations that are used, in particular, in the oil and gas industries.

The group’s principal customers are international oil companies (BP, Chevron, ConocoPhillips, ExxonMobil, Shell and Total), numerous national oil companies (Petrobras, Petronas, Qatar Petroleum, Saudi Aramco, Statoil, etc.), as well as several significant independent oil companies such as Anadarko and Tullow Oil.

The Technip group employs close to 32,000 employees and has operations in 45 countries located in five different continents.

Technip SA’s financial year ends on 31 December. The company publishes its annual accounts prepared in accordance with French accounting standards and consolidated financial statements prepared in accordance with IFRS as applied within the European Union.

1.2.2	TechnipFMC Limited, absorbing company

TechnipFMC Limited (hereinafter “TechnipFMC”) is an English law private company limited by shares whose registered office is located at 1 Fetter Lane, London EC4A 1BR (United Kingdom). TechnipFMC has been registered with the Companies House under number 9909709 since December 9, 2015.

TechnipFMC’s share capital amounts to 50.001 pounds sterling divided into one ordinary share and 50,000 redeemable preferred shares that do not carry voting rights.

TechnipFMC’s corporate purpose is not limited, as permitted by 31(1) of the Companies Act 2006.

TechnipFMC also has a branch in France, which is located at 3, boulevard de Sébastopol (75001 Paris), and was registered with the Paris Trade and Companies Register under number 817 453 079 on December 24, 2015.

TechnipFMC’s first financial year runs from December 9, 2015 to December 31, 2016. The company will prepare its annual accounts under IFRS in US dollars as from the completion of the merger.

At the date of this report, TechnipFMC is a wholly owned subsidiary of FMC Technologies, Inc.

1.2.3	FMC Technologies, Inc, parent company of the absorbing company which is intended to be absorbed by the absorbing company

FMC Technologies, Inc. (hereinafter FMC Technologies or “FMCTI”) is a U.S. Delaware corporation, whose registered office is located at Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle (State of Delaware – United States). FMCTI is registered with the Delaware Secretary of State under number 3315658.

At June 30, 2016, FMCTI’s share capital was $2,265,180 dollars, divided into 226,518,000 shares, which are listed for trading on the New York Stock Exchange (USA) under ISIN US30249U1016.

FMC Technologies’s corporate purpose is to perform any legal act or other activity for which companies may be created and registered under Delaware’s General Corporation Law.

The FMC Technologies’s. group is a world leader in the market for subsea systems and one of the principal providers of equipment, technology and service to the oil and gas industry.

The FMC Technologies group employs close to 16,500 employees and operates 29 large production sites and service bases in 18 countries.

The group is organized along three segments: (i) Subsea Technologies (65% of consolidated group sales), which designs and manufactures equipment and furnishes technology and engineering know-how to oil and gas companies performing deep sea exploration and producing of crude oil and natural gas, (ii) Surface Technologies (25% of consolidated group sales), which carries activities similar to Subsea Technologies but for oil and gas

6

companies that manage surface crude oil production and natural gas production projects (on land and offshore), and (iii) Energy Infrastructure, which manufactures measuring and transportation equipment, as well as systems used in projects relating to hydrocarbons (exploration, operation and transportation).

The group’s main customers are international oil companies such as Shell, BP and national oil companies like Petrobras, Statoil, and independent oil companies like Anadarko.

FMC Technologies, Inc financial year ends on 31 December of each year and publishes its consolidated accounts presented in accordance with US GAAP.

FMC Technologies, Inc. is not a direct party to this merger transaction, but is intended to be absorbed by TechnipFMC as mentioned above.

1.2.4	Relationships among the companies

At the date of this report, there are no capital ties between Technip SA (absorbed entity) and TechnipFMC (absorbing entity).

Since 2015, Technip SA and FMC Technologies, Inc. have conducted a partnership through a 50/50 joint-venture (Forsys Subsea).

TechnipFMC is wholly owned by FMC Technologies, Inc. After having absorbed Technip SA, TechnipFMC is meant to absorb FMC Technologies, Inc. by way of merger with one of its subsidiaries, FMC Technologies, Inc. being the surviving entity.

Ms. Caroline Maury Devine, a member of the board of directors of Technip SA, was also a member of the board of directors of FMC Technologies, Inc. until May 18, 2016 when she resigned from said board of directors.

1.3	Description of the transaction

1.3.1	Nature and purpose of the transaction

As indicated above, this merger forms part of the combination of Technip and FMC Technologies, Inc.

This combination should in particular bestow upon the combined entity a more flexible sales model offering integrated and bespoke solutions across the value chain. This new offering will allow the new entity to be more adaptable and to position itself in the face of industrial changes and the economic environment.

The two groups are significantly complementary in terms of products and customer bases, which should generate substantial synergies. Full year cost synergies are estimated to amount to at least $400 million (expected for 2019) by the two groups.

1.3.2	Essential characteristics of the merger

Effective date of the transaction

For accounting purposes, the merger transaction will be effective on the date the contribution is definitively completed as determined by order of the High Court of Justice of England and Wales, which is expected to occur early 2017.

The parties have agreed to give retroactive effect to the transaction for French tax purposes at January 1, 2017.

Legal regime

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Regarding the legal framework, the cross-border merger is governed by Directive 2005/56/EC and the national laws transposing that Directive.

Tax regime

A tax ruling request was filed with the Bureau des Agréments for the purpose of obtaining the benefit of the favorable tax regime applying to corporate income tax contemplated by article 210-A of the French General Tax Code with respect to mergers.

1.4	Description and assessment of the contributions

The contributions are composed of all of the elements – assets, liabilities and off-balance sheet commitments – that make up Technip SA’s assets (patrimone).

In accordance with the terms of mergers by way of absorption, all of Technip SA’s assets and liabilities will be contributed to TechnipFMC, as such assets and liabilities are included in Technip’s assets (patrimone) at the date of the definitive completion of the merger.

The parties agreed that Technip SA would be the accounting acquirer pursuant to IFRS, and consequently, Technip SA’s contributions to TechnipFMC are valued based on their book value.

1.5	Remuneration for the contribution and the exchange ratio

The exchange ratio agreed by the parties for the Merger is two TechnipFMC shares for one Technip share.

It should be noted that the Merger will be completed concurrently with the reverse triangular merger of FMC Technologies, Inc., and that upon the completion of the Transaction, the former shareholders of Technip and FMC Technologies, Inc. will respectively hold approximately 50.9% and 49.1% of TechnipFMC’s capital5.

In this context, the exchange ratio is defined based on a comparison of the relative value of the shares of Technip SA and FMC Technologies Inc.

The exchange ratio agreed for the reverse triangular merger of FMC Technologies, Inc. is one TechnipFMC share for one FMC Technologies, Inc. share, the exchange ratio for Technip SA / FMC Technologies, Inc. shares is equal to two.

1.6	Conditions precedent

In accordance with the provisions of Article 15 of the draft merger agreement, this merger is subject to all of the terms and conditions contemplated by the BCA executed by the parties, and in particular:

-	Approval of the merger and the draft merger agreement by the general meeting of Technip’s shareholders and approval of the elimination of double voting rights by the double voting right shareholders’ special meeting of Technip;

-	Approval of the BCA and the transactions contemplated thereby, and in particular the merger of FMC Technologies, Inc., by FMC Technologies, Inc.’s shareholders;

-	(i) NYSE and Euronext Paris listing approvals for the TechnipFMC shares, subject to a formal notice of issue and (ii) the absence of written notice by any governmental or independent authority to either party (or their respective legal representatives) denying the listing of the TechnipFMC shares on NYSE or

5 These rates are given for illustrative purposes on the basis of respective capitalizations at May 18, 2016 and will depend on the number of outstanding shares of Technip and FMC Technologies, Inc. on the effective date.

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Euronext Paris prior to the petition for the order of the High Court of England and Wales setting the Completion Date;

-	The Registration Statement on final Form S-4 shall have been declared effective by the US Securities and Exchange Commission (SEC) and no stop order shall have been issued which affects the validity of the notice of effectiveness. All necessary approvals and consents relating to the Euronext Paris listing prospectus shall have been obtained from the relevant financial market regulator in the European Economic Area;

-	Regulatory authorizations shall have been obtained with respect to the Transaction, particularly with respect to European and U.S. merger control and the other relevant authorities;

-	The 30-day period for the objection of creditors has expired;

-	Issuance of any compliance certificate required under French and UK regulations;

-	Definitive completion of all preliminary transactions as described in the BCA;

-	Notice that the French Ministère de l’Economie, de l’Industrie et du Numérique (MINEFI) has cleared the merger in accordance with articles L. 151-3 and R. 153-1 et seq. of the French Monetary and Financial Code, subject, however, to MINEFI’s authorization being obtained under terms that do not require TechnipFMC, Technip or FMCTI to take measures that are not otherwise required under the relevant provisions of the BCA;

-	Confirmation by the United States Committee on Foreign Investment in the United States (CFIUS) that the transactions described in the BCA do not constitute a “covered transaction” and are not subject to a review under Section 721 of the U.S. Defense Production Act of 1950;

FMCTI or Technip may terminate the BCA at any time so long as the mergers are not effective by July 18, 2017 at the latest. Each party has the option of extending this date to up to November 19, 2017 in the circumstances set forth in the BCA.

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2.	Verification of the appropriateness of the relative values attributed to the shares of the companies involved in the transaction

2.1	Valuation methods and relative values attributed to the shares of the companies that are parties to the draft merger agreement

As discussed above, in this context, the exchange ratio is determined by comparing the relative values of the shares of Technip SA and FMC Technologies, Inc.

In accordance with the draft merger agreement, dated October 4, 2016, executed by the parties’ representatives, the exchange ratio for this merger is two TechnipFMC shares for one Technip share.

In its multi-criteria valuation approach, which was established with the assistance of its financial advisors, Technip notably used the following criteria (according to the extract of the draft report of Technip SA’s board of directors contemplated by the provisions of Article L. 236-27 of the French Commercial Code):

-	discounted cash flows (DCF);

-	stock prices; prior to the announcement of the Transaction and historical of stock prices, including crosschecked against trading multiples of comparable companies;

-	analysis of the respective contributions to the combined entity as a whole.

For each of these analysis, the value creation for the shareholders as well as the profit generated from the potential synergies have also been taken into account.

We present hereunder main6 valuation methods used by the parties’ respective financial advisors (Goldman Sachs Paris Inc. et Cie (“Goldman Sachs”) and Rothschild & Cie (“Rothschild”) for Technip SA and Evercore Group LLC (“Evercore”) for FMC Technologies, Inc.) as they are presented in the Form S-4 as submitted on September 19, 2016.

Goldman Sachs and Rothschild have presented their analysis both including and excluding potential synergies. Only the analysis excluding synergies are presented below.

2.1.1.1	Discounted cash flows (DCF)

This method consists in determining the intrinsic value of a company through the discounting of operating cash flows derived from its business plan at a rate that reflects the market’s expected return rate for the company, while taking into account a terminal value at the end of such plan.

The analysis was made on the basis of stand-alone projections for each of the companies7.

Goldman Sachs and Rothschild analysis

Goldman Sachs and Rothschild have based their DCF analysis on financial forecasts for both Technip and FMCTI as provided by Technip.

On the basis of this criterion, and without taking into account potential synergies, Technip’s relative contribution to the pro forma combined entity amounts to between 48.4% and 63.3%, and the exchange ratio would be positioned between 1.803 and 3.3248 FMCTI shares for one Technip share.

Evercore analysis

6 Sensitivity analysis of terminal value EV to multiple multiple and illustrative public market present value of future stock price analysis for « standalone » because presented only for information purpose.

7 That is, made separately.

8 Data corresponding to last financial analysis of Goldman Sachs and Rothschild, as it will be disclosed in final S-4 Form.

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Evercore based its DCF analysis on financial forecasts for both FMCTI and Technip, as provided by FMCTI.

On the basis of this criterion, and without taking into account potential synergies, the exchange ratio would be positioned between 1.3844 and 2.8505 FMCTI shares for one Technip share.

2.1.1.2	Trading multiples of comparable companies

The comparable companies method consists in determining a company’s value by applying multiples observed from a sample of other listed companies in the same sector using performance indicators that are considered as relevant, and financial indicators in particular.

Evercore analysis

In its comparable companies approach, Evercore has performed, for each company, an aggregate valuation on the basis of a global sample and a valuation of each of the two companies on the basis of samples specific to each segment of the two companies (“Sum of the Parts”).

Although no company was deemed to be completely comparable to Technip or FMCTI, the following companies were used by Evercore, since their activities were considered as being similar to certain of Technip’s and FMCTI’s activities for the purpose of the analysis:

The following comparable companies were selected:

		TECHNIP			FMCTI
	Subsea	Equipments	Offshore Services	Engineering and Construction	Subsea	Offshore Services

National Oilwell Varco	X				X
FMCTI,	X
Dril-Quip	X				X
Forum Energy	X				X
Aker Solutions	X				X
Tenaris					X
Hunting					X
Chart Industries					X
Saipem		X
Petrofac		X
Subsea 7		X
McDermott International		X
Oceaneering International			X			X
Frank's International			X			X
Helix Energy Solutions Group			X			X
AECOM				X
Chicago Bridge & Iron				X
Fluor				X
Jacobs				X
KBR				X

Source: Form S-4

 Companies selected for the Subsea segment of Technip for the SOTP trading analysis

 Companies selected for the Onshore/Offshore segment of Technip for the SOTP trading analysis

 Companies selected for the Subsea segment of FMC Tech. for the SOTP trading analysis

 Companies selected for the Surface segment of FMC Tech. for the SOTP trading analysis

On the basis of EBITDA, EBIT and estimated net income indicators drawn from analysts’ consensus for 2016 to 2018, the observed multiples (EV/EBITDA, EV/EBIT and P/E) were applied to 2016, 2017 and 2018 Technip and FMCTI indicators and without taking into account potential synergies.

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On the basis of the aggregate valuation, the exchange ratio would be positioned between 1.1357 and 3.4450 FMCTI shares for one Technip share.

On the basis of the Sum of the Parts valuation, the exchange ratio would be positioned between 1.1188 and 3.0967 FMCTI shares for 1 Technip share.

2.1.1.3	Stock prices prior to the announcement of the Transaction and historical stock prices

Goldman Sachs and Rothschild analysis

The stock prices that were analyzed were:

-	the spot price on May 16, 2016 prior to the announcement of the transaction,

-	the volume weighted average price between April 28, 2016 (the date Q1 2016 results were published) and May 16, 2016,

-	the volume weighted average prices at 1 month, 3 months, 6 months, 12 months and 36 months at May 16, 2016.

On the basis of this criterion, Technip’s relative contribution to the pro forma combined entity amounts to between 47.1% and 50.7%, and the exchange ratio would be positioned between 1.712 and 1.979 FMCTI share for one Technip share.

Goldman Sachs and Rothschild have crosschecked the stock prices and resulting multiples against trading multiples of comparable companies.

Although no company was deemed to be completely comparable to Technip or FMCTI, the following companies were used, since their activities were considered as being similar to certain of Technip’s and FMCTI’s activities for the purpose of the analysis.

-	European engineering and construction companies: Aker Solutions, AMEC Foster Wheeler, Petrofac, Saipem, Subsea 7 and Wood Group ;

-	International equipment manufacturers: Dril-Quip, Forum Energy, Hunting, NOV and Oceaneering;

-	Diversified world-class companies: Baker Hughes, Halliburton, Schlumberger and Weatherford;

-	North American engineering and construction companies: Chicago Bridge & Iron, Fluor, Jacobs, KBR and SNC-Lavallin.

Evercore analysis

Evercore analyzed historical trading prices of FMCTI shares and Technip shares over the 12 months period preceding May 17, 2016, noting that the low and high closing prices during such period ranged from $22.77 to $43.25 for FMCTI and $39.72 to $70.72 for Technip.

Evercore calculated an implied exchange ratio reference range by dividing the low end of the historical trading price range for Technip by the high end of the historical trading price range for FMCTI and by dividing the high end of the historical trading price range for TECHNIP by the low end of the historical trading price range for FMCTI.

Evercore presented this analysis to the board of directors of FMCTI for information purposes, but Evercore did not use this analysis as a basis for its fairness opinion.

On the basis of this criterion, the exchange ratio would be positioned between 0.9102 and 3.1058 FMCTI shares for one Technip share.

2.1.1.4	Analysts’ target share prices

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Goldman Sachs and Rothschild analysis

On the basis of this criterion, and without taking into account potential synergies, Technip’s relative contribution to the pro forma combined entity amounts to 47% and the exchange ratio would be 1.700 FMCTI shares for one Technip share.

Evercore analysis

On the basis of this criterion and without taking into account potential synergies, the exchange ratio would be positioned between 0.9065 and 3.6639 FMCTI shares for one Technip share. Evercore presented this analysis to the board of directors of FMCTI for information purposes, but Evercore did not use this analysis as a basis for its fairness opinion.

2.1.1.5	Analysis of the respective contributions to the combined entity

Goldman Sachs and Rothschild analysis

Goldman Sachs and Rothschild analyzed Technip’s and FMCTI’s relative contributions to the combined entity’s EBITDA and net income on the basis of the projected data of both groups that was drawn from financial forecasts for both Technip and FMCTI as provided by Technip for 2017 to 2019.

On the basis of this criterion and without taking into account potential synergies, Technip’s relative contribution to the pro forma combined entity amounts to between 56% and 66% and the exchange ratio would be positioned between 2.482 and 3.720 FMCTI shares for one Technip share.

Evercore analysis

Evercore analyzed Technip’s and FMCTI’s relative contribution to different indicators of the combined entity (revenue, EBITDA, EBIT, net income, free cash flow, book value of equity and net property plant and equipment of the combined company) on the basis of 2015 contributions and the projected data of both groups for 2016 to 2018, in each case without taking into account potential synergies. Evercore presented this analysis to the board of directors of FMCTI for information purposes, but Evercore did not use this analysis as a basis for its fairness opinion.

The analysis of the relative contributions to these seven different indicators would result in an exchange ratio positioned between 0.25 and 6.63 FMCTI shares for one Technip share.

Evercore refined its analysis of EBTIDA and EBIT, the most relevant measures, and limited its analysis to 2017 and 2018. On this basis, the exchange ratio would be narrowed within a range of 3 to 4 FMCTI shares for one Technip share.

2.1.1.6	Summary of the approaches carried out by the parties

On the basis of the exchange ratios calculated as described above and other criteria taken into account by Technip and FMCTI, the parties selected, after a negotiation, an exchange ratio of two FMCTI shares for one Technip share, which translates into, in the context of this Merger, an exchange ratio of two TechnipFMC shares for one Technip share.

2.2	Procedures performed by the merger appraisers

Our mission, which is provided for by law, is not an audit mission nor a limited review mission. Therefore, the objective of our mission is not to enable us to formulate an opinion on the accounts or to carry out specific

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verifications relating to compliance with company law. Our mission cannot be likened to a due diligence mission carried out for a lender or an acquiror and did not entail all of the work necessary to such an assignment.

We carried out the procedures that we deemed necessary in view of the professional standards issued by the Compagnie Nationale des Commissaires aux Comptes for the purposes of assessing the remuneration of the contributions, and in particular the appropriateness of the relative values attributed to the securities of the companies involved in the transaction and the positioning of the exchange ratio in view of such relative values that were deemed appropriate.

In particular, we carried out the following work:

-	we had discussions with the representatives and the advisors of the participating companies, in order to understand both the proposed merger transaction and its context, for the purpose of analyzing the proposed accounting, financial and legal terms;

-	we reviewed the draft merger agreement of October 4, 2016 and its annexes;

-	we reviewed an extract from the draft report of Technip SA’s board of directors contemplated by the provisions of article L. 236-27 of the French Commercial !Code which describes the exchange ratio that was selected and the valuation methods that were used;

-	reviewed the draft prospectus submitted to U.S. (Form S-4[9] for the SEC) and French regulators (AMF);

-	we reviewed the memorandum of understanding dated May 18, 2016 and the BCA dated June 14, 2016;

-	we reviewed the legal and accounting information serving as the basis of the transaction;

-	we reviewed the annual financial statements and the consolidated financial statements for the year ended December 31, 2015 and the consolidated interim financial statements at June 30, 2016 of both Technip et FMCTI, as well as the reports of the statutory auditors on the individual and consolidated accounts at December 31, 2015, which were certified without reservation, and the limited review certifications which contained no observations on the consolidated accounts at June 30, 2016;

-	we analyzed and discussed the financial analysis presentations of the financial advisors prepared on May 18, 2016 by Goldman Sachs and Rothschild (Technip’s financial advisors) on the one hand, and by Evercore (FMCTI’s financial advisor), on the other hand, each of which prepared a fairness opinion which are described in the Form S-4;

-	we analyzed the appropriateness of the selected criteria, reviewed the implementation parameters, carried out various sensitivity analyses and implemented our own approaches to the values as we determined to be necessary;

-	we obtained an affirmation letter from the managers of the companies concerned by the merger confirming, in particular, the absence of events or facts that could significantly impact the conditions of the transaction, the relative valuations and the value of the contributions;

-	we assumed that there were no significant tax impacts arising from the cross-border transaction, both as regards France and the United States;

Finally, we carried out procedures that are specific to reviewing the contributions, which are described in a separate report.

2.3	Merger appraisers’ comments and observations on the valuation methods used by Technip

2.3.1	Criteria rejected by Technip

In its multi-criteria valuation approach, Technip rejected the following criteria:

-	comparable transaction multiples;

-	discounted dividend model; and

9 Drafts of Form S-4 as submitted on August 10, 2016 and September19, 2016

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-	net book value.

We reviewed the reasoning that led to the rejection of those methods. We believe that those criteria were excluded with good reason.

2.4	Examined criteria

2.4.1	Preliminary statement

We will examine in turn the parity resulting from the five methods that seem to us as being the most relevant in the context of this merger:

-	trading price method;

-	analysts’ target share price method;

-	trading multiples of comparable companies method;

-	the direct approach of comparing indictors and their weight in the combined entity; and

-	discounted cash flows.

Since the two relevant companies belong to the same industry, the assessment of an exchange ratio implies using identical valuation methods and similar assumptions, particularly in the case of discounted cash flows.

The criteria that were thus selected by the parties and their financial advisors seem to us to be appropriate for the purpose of determining the relative values. We will provide our own analyses hereafter.

2.4.2	Trading price

Regarding listed companies with significant free floats (of the order of 64% and 73% at June 30, 2016 for Technip and FMCTI, respectively) and whose securities have sufficient trading volumes, referring to the trading price seems to us to be justified and relevant.

The history of the exchange ratio over the last three years is as follows:

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Historical stock price exchange ratio

Weighted average share price	Technip €/share	Exchnage rate EUR/USD	FMCTI $/share	Exchange ratio
Spot (05.18.16)	46,38	1,13	28,65	1,83x
1-month average	49,43	1,14	29,12	1,93x
3-months average	47,70	1,12	27,15	1,97x
6-months average	45,35	1,11	26,82	1,87x
1-year average	47,54	1,11	30,80	1,71x
3-years average	57,99	1,22	40,90	1,71x

Source: Capital IQ

The exchange ratio on the day before the announcement of the transaction (May 18, 2016) was 1.83x, i.e., 1.83 FMCTI shares for one Technip share.

The review of the history of the exchange ratio results in a range of between 1.71x (one-year average) and 1.97x (three-month average).

2.4.3	Analysts’ target share price

Technip and FMCTI are followed by more than twenty analysts, a sample that is sufficient for carrying out the target share price criterion.

We used the last analyst reports published before the announcement of the Transaction and adjusted the sample for extreme values.

The exchange ratio thus externalized is between 1.66 and 1.81 FMCTI share for one Technip share.

2.4.4	Trading multiples of comparable companies

The trading multiples of comparable companies method consists in determining the value of a company by applying multiples observed in a sample of other listed companies in the same sector to financial indicators that are deemed to be relevant.

Carrying out this approach assumes that there is an available sample of comparable companies in terms of activities, operational characteristics, size and profitability.

In the absence of companies that are truly comparable to FMCTI’s Surface segment, we concluded that a sum of parts analysis could not be validly applied to FMCTI and so we also did not perform such an analysis on Technip.

The analysis was therefore performed on the basis of companies that are globally comparable to all of the respective activities of Technip and FMCTI.

The following companies were selected:

-	For Technip : Subsea 7, McDermott, Saipem and Aker Solutions;

-	For FMCTI : Dril-Quip, National Oilwell Varco, Oil States International, Forum Energy Technology, Hunting, Oceaneering International and Aker Solutions.

The EBIT and EBITDA multiples externalized from these samples were applied to Technip’s and FMCTI’s 2017 and 2018 indicators.10

The exchange ratio externalized on this basis would be positioned within a range of 1.32 and 2.22 FMCTI shares per one Technip share.

10 Given the extremely unfavorable economic context, 2016 was not considered as being representative of activity levels and was not used in our analysis.

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2.4.5	Approach of directly comparing indicators (EBITDA/EBIT) and estimated relative weight in the new entity

We deemed that it was useful to examine the relative performance of the two entities, in addition to comparing them using historical multiples applied to the same indicators.

They can be summarized as follows:

Implied contribution of Technip and FMCTI

	Combined	TECHNIP	FMCTI	Implied
M€	excl.	relative	relative	Exchange
	Synergies	contribution	contribution	Ratio
EBITDA 2017	1 308	64%	36%	3,29x
EBITDA 2018	1 517	56%	44%	2,42x
EBITDA 2019	2 002	59%	41%	2,65x
EBITDA 2020	2 270	56%	44%	2,36x
EBIT 2017	850	66%	34%	3,69x
EBIT 2018	1 021	57%	43%	2,53x
EBIT 2019	1 472	61%	39%	2,98x
EBIT 2020	1 723	58%	42%	2,57x
Net income 2017	495	64%	36%	3,26x
Net income 2018	620	53%	47%	2,14x
Net income 2019	947	59%	41%	2,72x
Net income 2020	1 130	56%	44%	2,34x

Source: Merger appraisers analysis

Depending on the reference years, the exchange ratio lies within a range of between 2.14 and 3.69.

2.4.6	Discounted cash-flow (“DCF”)

Construction of business plans

Technip and FMCTI each prepared five-year business plans (2016 – 2020) approved by technip’s board of directors (Technip BP) and by FMCTI’s board of directors (FMCTI BP).

For the purpose of the relative value of the companies, the business plans were adjusted downwards by Technip on the one hand, and by FMCTI on the other hand, to reflect their expectations of the market and of each company’s activities.

Assessment of the principal valuation assumptions by the merger appraisers

In accordance with our procedures, we reviewed the principal assumptions retained for the purpose of estimating discounted cash flows at June 30, 2016 and performed our own valuation. We describe the sensitivity analysis of such evaluation hereafter.

In light of the documents obtained and the working meetings held with the respective management of Technip and FMCTI, it did not seem necessary to us to make significant adjustments to the projected data used by Technip and FMCTI. We specify that the projected data appeared to be consistent with financial analysts’ projections.

In the context of performing our DCF approach,

-	we placed our valuations at June 30, 2016 and therefore adjusted 2016 cash flows for changes in cash arising from operating cash flows in the first six months of the financial year;

-	Technip’s 2016 projected data was adjusted to take into account interim results and the upwards revision of 2016 objectives announced by Technip when it published its Q2 2016 results on July 28, 2016;

-	FMCTI’s normative terminal cash flow was adjusted with respect to working capital requirements and investments.

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Technip’s and FMCTI’s net debt position was calculated on the basis of each company’s interim consolidated financial statements as at June 30, 2016. In particular, we took employee benefits and derivative instruments into account in our calculations. Regarding Technip’s bonds (principally OCEANEs due 2017), such bonds were treated as debt in the calculation of adjusted net debt; their respective exercise values being deeply out of the money. Regarding the net position of long-term contracts assets and liabilities accounted for in Technip’s consolidated balance sheet as of June 30, 2016, it was reprocessed in our calculation of net cash position, considering that this cash is not representative of cash available to the shareholders as it corresponds to client’s prepayments.

Finally, the number of shares used for the purpose of calculating the value per share was calculated on the basis of the known number of outstanding shares at August 31, 2016 and adjusted for treasury shares and in-the-money grants of free shares.

We used the average weighted cost of capital of the companies to discount future cash flows, which amounted to 10.4% and 11.4% for Technip and FMCTI.

We preformed sensitivity analyses relating to (i) the infinite growth rate, (ii) the discount rate, and (iii) the EV/EBITDA implied exit multiple.

On the basis of our assessment of the relative values of the Technip and FMCTI shares through the DCF method, the exchange ratio lies within a range of 1.85 and 2.51, with a central value of 2.16 FMCTI shares for one Technip share.

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2.4.7	Summary of the relative values

The examined criteria (trading price and target share price, comparable multiples and discounted cash flow) appear appropriate for the purpose of determining the exchange ratio.

The results of the performance of multi-criteria valuation11 show the following parities:

11 The exchange rate used for calculating the exchange ratio corresponds to the spot rate at June 30, 2016.

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3.	Assessment of the fairness of the proposed exchange ratio

3.1	Exchange ratio proposed by the parties

On the basis of a multi-criteria analysis, the parties set the exchange ratio at two FMCTI share for one Technip shares, which translates into, in the context of this Merger, an exchange ratio of two TechnipFMC shares for one Technip share.

3.2	Procedures carried out to verify the fairness of the exchange ratio

We performed the following principal procedures:

-	we analyzed the positioning of the exchange ratio compared to the relative values that were deemed to be relevant;

-	we also assessed the impact of the exchange ratio on the future position of the two sets of shareholders.

3.3	Assessment of the positioning of the proposed exchange ratio

In our view, the various criteria used reflect a fulsome multi-criteria approach.

The range resulting from this approach is relatively large, and leaves significant room for discretion.

The exchange ratio agreed upon by the parties is close to the two criteria we consider to be the most significant for reflecting the dominant characteristics of both companies, i.e., the DCF method and the respective trading prices.

The DCF method seems relevant to us to the extent that it enables the value attributable to the development of each group to be recognized: the bottom range of this criterion is at 1.85 FMCTI shares for one Technip share.

The trading prices show, in a consistent and structural manner, different multiples for Technip and FMCTI (with a ratio in the order of 2 to 3). It should be recalled that Technip and FMCTI shares do not trade on the same markets (Paris and New York, respectively). Moreover, the nature of their respective activities, the risk profiles and market perception are not identical for both groups.

The fact that the exchange ratio reflects this structural difference in market valuation does not call into question its fairness.

Indeed, it is suitable to observe in an in-depth manner the respective situations of each set of shareholders as regards changes in the new group’s earnings per share.

3.4	Impact of the exchange ratio on the position of the shareholders

3.4.1	Change in consolidated net earnings per share

For the purpose of assessing the fairness of the transaction, in addition to examining the industrial purpose of the Transaction, it is also useful to examine the synergies that the transaction is likely to generate over a phasing-in period, which could have an impact on dilution or accretion of earnings per share over a foreseeable period for the different sets of shareholders, given the exchange ratio agreed upon by the parties.

During our mission, we have understood that the Transaction would have an impact on the growth rate through an offering that, in the current cycle, allows customer needs to be answered to in a market that should experience an uptake in the near future. To our knowledge, these revenue synergies have not been precisely quantified at this stage.

The costs synergies identified by FMCTI’s management have, however, been quantified as lying within a range of 330M$ to 565M$ per year, with a central case of 470M$12 on a full-year basis in 2019 after a progressive

12 Source : Form S-4 as submitted on September 19, 2016.

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implementation phase13. The parties reported in their communication that costs synergies before tax were estimated at least 400M$ in 2019.

These synergies, which represent approximately 3% of combined structure costs, correspond to savings that can be realized through the rationalization of IT and real estate infrastructures, a reduction in administrative expenses and supply chain optimization.

The complementary nature of the business activities covered by the two groups should facilitate the analyses by the competition authorities, and it is not expected that the new group’s strategic scope will be impacted or will cause issues with respect to the realization of synergies.

Thus, if differences in valuation multiples by their trading price cause the Transaction to be dilutive for Technip’s shareholders in terms of earnings per share, if we do not take into account any synergies, the Transaction should be accretive on the earnings per share for the two sets of shareholders, and in particular for shareholders of Technip as of 2018 after taking into account synergies14 on the basis of the development plan contemplated by the parties.

Aside from the impact of the above-mentioned synergies, it is also necessary to consider the impact that the valuation multiple acknowledged by the market depending on how the profile of the new group is perceived will have.

3.4.2	Analysis of value creation for the shareholder

Technip and FMCTI shares show very different valuation multiples, from 5x to 6x EBITDA with respect to Technip and from 10 to 12x EBITDA with respect to FMCTI, which represents a significant difference (5.27 on the date the Transaction was announced).

	EV/NTM EBITDA Multiple
Time Period	TECHNIP	FMCTI	Delta
Spot multiple (09.29.16)	5,51x	12,80x	7,29
Pre-announcement multiple	4,82x	10,09x	5,27
1-year average	4,12x	9,05x	4,93
3-year average	5,58x	10,45x	4,87
5-year average	6,31x	11,44x	5,14

Source: Capital IQ

We have sought to simulate the impact for both sets of shareholders of the trading price of the new combined entity on the basis of valuation multiples assumptions for the purpose of determining at what inferred multiple threshold each set of shareholders benefits from value creation.

13 Estimated synergies amount to 95M$ and 375 M$ for 2017 and 2018, respectively, and implementation costs amount to 250M$.

14 Central case synergies of 470 M$ and implementation costs included.

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It appears that for a Technip shareholder (based on Technip’s current trading price15), value creation would occur in 2018 if the combined entity trades at least 6.9x its EBITDA16 (i.e., a lower multiple than the current weighted average multiple of Technip and FMCTI), and in 2019 if the combined entity trades at least 4.8x its EBITDA.

4.	Summary

This merger of the two groups is a medium-term strategic transaction, aimed at providing an offer that accelerates growth in the current context of a market at the bottom of the investment cycle due to the fall in oil prices. The aim is to immediately respond to the needs of oil companies in order to accelerate recovery then growth once the market has started to pick up again, such pick-up being expected to start in 2018 and then accelerate in 2019/2020.

The two parties have negotiated the financial terms and conditions of the merger and the governance of the new group at arm’s length, which reflect the agreement of a merger of equals.

The parity of 2 TechnipFMC shares for 1 Technip share retained will indeed lead to shareholders of Technip and of FMC technologies, Inc. respectively holding approximately 51% and 49% of the new entity17.

We have the following comments on these financial terms and conditions:

-	the exchange ratio falls within a fairly wide range based on the relevant criteria implemented;

-	the parity reflects the respective values of the two companies determined on the basis of their respective stock market prices, which are the structural externalization of several very different multiples, which can be explained by the differences between their activity profiles and by the risk perceived by the market;

-	the intrinsic analysis provided by the DCF method or the direct comparison of performance aggregates lead to highly variable parities within the multi-criteria approach, the parity adopted is close to the DCF criteria, stock market prices and the multiples approach.

We believe that these criteria provide a relevant reflection of the key characteristics of the two groups considered.

Due to gap between valuation multiple, the Transaction may lead to a dilution of the profits per share for the Technip shareholder.

We believe that this observation does not undermine the fairness of the exchange ratio adopted, as the two groups of shareholders may benefit from an improvement in the valuation multiples due to the combined profile of the new group.

In addition, the analyses of synergies carried out only identified cost savings. Any revenue synergies could also contribute to a significant improvement in the future results of the new entity.

On the sole basis of the costs synergies as identified and quantified by management of the two companies, the Operation would be accretive in terms of earnings per share starting 2018 for the two groups of shareholders.

5.	Conclusion

In conclusion, we consider that the exchange ratio of 2 TechnipFMC shares for 1 Technip share is fair for the two groups of shareholders.

15 Trading price of €50.43 at September 28, 2016.

16 Combined EBITDA including synergies central case (470 M$) and implementation costs.

17 These rates are given for illustrative purposes on the basis of respective capitalizations at May 18, 2016 and will depend on the number of outstanding shares of Technip and FMC Technologies, Inc. on the effective date.

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Executed in Paris on October 5, 2016

The Merger Appraisers

Olivier PERONNET	Didier KLING

Statutory Auditors

Members of the Paris Regional Professional Body

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Free translation of the original « Rapport des Commissaires à la fusion sur la rémunération des apports devant être effectués par la société TECHNIP SA au profit de la société TECHNIPFMC LIMITED » issued by the merger appraisers, dated october 5, 2016

TECHNIP SA

A company with limited liability (société anonyme) with a share capital of €93,281,878.63

89, avenue de la Grande Armée

75116 Paris

Paris Trade and Companies Register number 589 803 261

TECHNIPFMC LIMITED

Private limited company with a share capital of £50.001

C/O Legalinx Limited, 1 Fetter Lane

London EC4A 1BR

Companies House number 9909709

Merger Appraiser’s Report on the value of the contributions to be made by TECHNIP SA in favor of TECHNIPFMC LIMITED Order of the Presiding Judge of the Paris Commercial Court dated July 26, 2016

Dear Shareholders:

Pursuant to the mission entrusted to us by order of the Presiding Judge of the Commercial Court of Paris dated July 26, 2016 relating to the merger by absorption (fusion par absorption) of Technip SA by TechnipFMC Limited, an English law company, we have prepared this report on the value of the contributions contemplated by Article L. 236-10 of the French Commercial Code (Code de commerce). It being specified that our assessment of the remuneration for the contributions is the subject of a separate report.

The net assets contributed by Technip SA to TechnipFMC Limited was determined in the Common Draft Terms of Cross-Border Merger, dated October 4, 2016, which was signed by the representatives of the relevant companies. It is our responsibility to express a conclusion on the fact that the value of the contributions is not overvalued. To this end, we have carried out our review in accordance with the professional standards of the French National Company of Statutory Auditors (Compagnie Nationale des Commissaires aux Comptes) that apply to this mission. These professional standards require the implementation of procedures intended to assess the value of the contributions, to ensure that such value is not overvalued and to verify that it corresponds to, at a minimum, the nominal value of shares to be issued by the absorbing company plus the amount of the merger premium.

Our mission is brought to a close with the submission of this report. Therefore, it is not our responsibility to update this report to take into account facts and circumstances occurring after the date of the report. Our reports are contemplated by the provisions of the Commercial Code relating to the mission of merger appraisers and are intended for the persons referred to by French law. They respond to the requirements of these regulations, but not to the requirements of American or English regulations. In particular, the reports grant no rights to the shareholders of FMC Technologies, Inc., a U.S. Delaware corporation, who benefit from applicable U.S. law. Regarding TechnipFMC Limited, this report does not consider the company’s accounting requirements for contributions under English law. Our work is not intended to respond to the requirements of these regulations, even though our reports will be made available to the parties that are involved in the transaction.

Furthermore, these reports do not dispense with the reading of the information already publicly available or that will be made available relating to the Transaction1.

At no time did we find ourselves in a situation of conflict, prohibition or revocation contemplated by law.

Please find below our observations and conclusions presented in accordance with the following outline:

1 In particular, the Form S-4 as submitted on September 19, 2016, Information Document and the EU Prospectus.

2

1.	Presentation of the transaction and description of the contribution

2.	Procedures and assessment of the value of the contributions

3.	Summary – Key points

4.	Conclusion

3

1.	Presentation of the transaction and description of the contribution

1.1	Context of the transaction

Pursuant to a joint statement dated May 19, 2016, the Technip and FMC Technologies, Inc. groups announced their proposed combination, which is intended to create a world leader in the oil and gas industry services for Subsea, Surface and Onshore/Offshore segments (the “Transaction”).

In the context of an oil sector that has been rattled by a significant drop in oil prices, this combination is intended to propose a wide and flexible service offering on these markets, by consolidating the two groups’ complementary know-how, technology and capacities, all while reducing costs. This transaction capitalizes on the proven success of the existing alliance between the two groups through the joint-venture, Forsys Subsea, which they created in 2015.

Listed in New York and Paris, the new company called TechnipFMC would have approximately 49,000 employees in 45 countries.

The terms and conditions of this combination, which is described as a merger of equals, were formalized in a Memorandum of Understanding, dated May 18, 2016, and then in a framework agreement (Business Combination Agreement, hereinafter the “BCA”) on June 14, 2016.

The Transaction would be carried out solely through an exchange of shares in two quasi-concurrent steps:

3.	Technip SA would be absorbed by an English law company created for this purpose, TechnipFMC Limited (hereinafter “TechnipFMC”), as a result of which Technip SA’s shareholders would receive TechnipFMC shares in consideration for the absorption of Technip SA by way of a cross-border merger governed by Directive 2005/56/EC and the national laws transposing such directive (the “Merger”).

Immediately thereafter, and in an inter-conditional manner,

4.	FMC Technologies, Inc. will absorb, by way of a reverse triangular merger, a new Delaware law company formed specifically for this purpose and wholly owned by TechnipFMC. Pursuant to this transaction, in exchange for their shares, FMC Technologies, Inc.’s shareholders will receive TechnipFMC shares and FMC Technologies, Inc. would become a subsidiary of TechnipFMC.

According to the terms of the Transaction, it should be noted that the exchange ratio was determined through a comparison of the relative values of the shares of Technip SA and FMC Technologies, Inc.

Thus, pursuant to these agreements, (i) Technip SA’s shareholders would receive two shares of TechnipFMC for each Technip SA share they hold, and (ii) FMC Technologies, Inc.’s shareholders would receive one TechnipFMC share for each FMC Technologies, Inc. share they hold.

Upon the completion of the Transaction, the former shareholders of Technip SA and FMC Technologies, Inc. will respectively hold approximately 50.9% and 49.1%2 of TechnipFMC’s capital on a fully diluted basis and with respect to the respective Technip SA and FMC Technologies, Inc. capitalizations on the date of the Transaction.

TechnipFMC, whose capital could ultimately be solely comprised of ordinary shares, will request the concurrent listing of all of its shares on the New York Stock Exchange and on the regulated market of Euronext Paris. TechnipFMC will remain an English law company, and the new group will have operating headquarters in Paris (France) and Houston (USA).

1.2	Presentation of the companies involved in the Transaction

2 These rates are given for illustrative purposes on the basis of respective capitalizations at May 18, 2016 and will depend on the number of outstanding shares of Technip and FMC Technologies, Inc. on the effective date.

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1.2.1	Technip SA, absorbed company

a)       Share capital

Technip SA is a French law company with limited liability (société anonyme) whose registered office is located at 89, avenue de la Grande Armée (75116 Paris – France). Technip SA is registered with the Paris Trade and Companies Register under number 589 803 261.

At August 31, 2016, Technip’s share capital amounted to €93,281,878.63, divided into 122,336,890 shares of a nominal value of 0.7625€ per share, which were fully paid-up and of the same category. Technip’s shares are listed for trading on Compartment A of the regulated market of Euronext Paris under ISIN FR0000131708. As of such date, 1,563,389 shares were held in treasury.

Pursuant to Article 12 of the company’s bylaws, double voting rights are bestowed on all shares that are fully paid up and that can be shown to have been registered in the name of the same shareholder for at least two years. Registered shares benefiting from double voting rights that are converted into bearer form for any reason whatsoever shall lose such double voting rights. This special right can be eliminated by a decision of an extraordinary general meeting of the shareholders after approval by the special meeting of the beneficiary shareholders. At August 31, 2016, 12,274,470 shares carried double voting rights, representing approximately 10.03% of Technip SA’s share capital and approximately 18.24% of its voting rights. It is reminded that the shareholders Bpifrance Participations SA and IFP Energies nouvelles, which hold approximately 73% of the shares with double voting rights, have confirmed3 in writing their intention to vote in favour of (i) the transaction in an upcoming shareholder’s general meeting and (ii) a resolution presented to an upcoming double voting right shareholders’ special meeting eliminating double voting rights.

b)       Share grant plan and subscription and purchase options benefiting managers and employees of the company

Technip SA has granted its managers and employees free share plans as well as share subscription and purchase options representing a potential maximum issuance 3,607,780 additional shares4 at August 31, 2016.

c)        Securities that may be converted into ordinary shares

On December 15, 2011, the company issued 5,178,455 OCEANEs5 the redemption date at par of which is January 1, 2017, absent conversion or exchange upon the initiative of a holder at a ratio of one share per OCEANE. The nominal value of each OCEANE is €96.09. At August 31, 2016, 5,178,455 ordinary shares could thus be issued as a result of a conversion of the OCEANEs. The OCEANEs are listed on the Euronext Paris market.

d)       Corporate purpose and activity

According to its bylaws,

“The Company has the following purpose in all countries:

-	all engineering studies and services, and construction of complex industrial plants, in particular for hydrocarbons, as well as all fields of industry, notably chemicals and life sciences;

-	the design, manufacturing, purchase, sale, construction, assembly and installation of materials, products, equipment and systems intended for such installations, in particular fixed or floating platforms and pipelines for the development of oil fields at sea;

-	the provision of all services related to these products, equipment and installations;

3 See. Form S-4 as submitted on September 19 2016, page 257 and 258

4 2,216,7489 pursuant to the share subscription and purchase options (including 1,163,687 exercisable as of this date) and 1,391,031 pursuant to the performance share plans.

5 Bonds convertible and/or exchangeable into new or existing shares.

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-	the development and implementation of all processes and products for practical use in industry of the results of research carried out by the Company or by any other individual or entity;

-	the registration, acquisition, direct or indirect use, sale or purchase of all brands, processes, patents, and licenses for the use of patents;

-	the direct or indirect participation by the Company in all operations of the said type, either by way of formation of companies, contributions to existing companies, mergers with them, transfer to companies of all or part of its assets or rights in real and personal property, subscriptions, purchases and sales of securities and corporate interests, partnerships, advances, loans or otherwise;

-	the investment by all means and in any form, in companies or industrial, commercial, financial and real property enterprises, whether French or foreign, regardless of legal form or organization and, where necessary, the disposal of these investments;

-	more generally, all transactions of a commercial, financial, industrial or civil nature or in real or personal property, related directly or indirectly to any of the purposes listed above and to any similar or related purposes, both on its own behalf or on behalf of third parties, and more generally all transactions facilitating or related to the realization of these purposes.”

Technip SA is the holding company of the Technip group, a world leader in project management, engineering and construction for the oil and gas industry. The group is organized along two segments: (i) the Subsea segment includes the design, manufacture and installation of rigid and flexible subsea pipelines and umbilicals for both hydrocarbon field installations and subsea activities, and (ii) the Onshore/Offshore segment, which comprises conceptual studies, engineering, project management up until the commencement of operations of onshore and offshore (fixed or floating) installations that are used, in particular, in the oil and gas industries.

The group’s principal customers are international oil companies (BP, Chevron, ConocoPhillips, ExxonMobil, Shell and Total), numerous national oil companies (Petrobras, Petronas, Qatar Petroleum, Saudi Aramco, Statoil, etc.), as well several significant independent oil companies such as Anadarko and Tullow Oil.

The Technip SA group employs close to 32,000 employees and has operations in 45 countries located in five different continents.

Technip SA’s financial year ends on 31 December. The company publishes its annual accounts prepared in accordance with French accounting standards and consolidated financial statements prepared in accordance with IFRS as applied within the European Union.

1.2.2	TechnipFMC Limited, absorbing company

TechnipFMC Limited (hereinafter “TechnipFMC”) is an English law private limited company whose registered office is located at 1 Fetter Lane, London EC4A 1BR (United Kingdom). TechnipFMC has been registered with the Companies House under number 9909709 since December 9, 2015.

TechnipFMC’s share capital amounts to 50.001 pounds sterling divided into one ordinary share and 50,000 redeemable preferred shares that do not carry voting rights.

TechnipFMC’s corporate purpose is not restricted, as permitted by Section 31 of the Companies Act 2006.

TechnipFMC also has a branch in France, which is located at 3, boulevard de Sébastopol (75001 Paris), and was registered with the Paris Trade and Companies Register under number 817 453 079 on December 24, 2015.

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TechnipFMC’s first financial year runs from December 9, 2015 to December 31, 2016. Following completion of the Transaction, the company will prepare its consolidated accounts under IFRS and US GAAP and will present them in US dollars.

At the date of this report, TechnipFMC is a wholly owned subsidiary of FMC Technologies, Inc.

1.2.3	FMC Technologies Inc, parent company of the absorbing company which is intended to be absorbed by the absorbing company

FMC Technologies, Inc. is a U.S. Delaware law corporation, whose registered office is located at Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle (State of Delaware – United States). FMCTI is registered with the Delaware Secretary of State under number 3315658.

At June 30, 2016, FMC Technologies Inc’s share capital was $2,265,180 dollars, divided into 226,518,000 shares, which are listed for trading on the New York Stock Exchange (USA) under ISIN US30249U1016.

FMC Technologies, Inc’s corporate purpose is to perform any legal act or other activity for which companies may be created and registered under Delaware’s General Corporation Law.

The FMC Technologies, Inc. group is a world leader in the market for subsea systems and one of the principal providers of equipment, technology and service to the oil and gas industry.

The FMC Technologies, Inc. group employs close to 16,500 employees and operates 29 large production sites and service bases in 18 countries.

The group is organized along three segments: (i) Subsea Technologies (65% of consolidated group sales), which designs and manufactures equipment and furnishes technology and engineering know-how to oil and gas companies performing deep sea exploration and producing of crude oil and natural gas, (ii) Surface Technologies (25% of consolidated group sales), which carries activities similar to Subsea Technologies but for oil and gas companies that manage surface crude oil production and natural gas production projects (on land and offshore), and (iii) Energy Infrastructure, which manufactures measuring and transportation equipment, as well as systems used in projects relating to hydrocarbons (exploration, operation and transportation).

The group’s main customers are the international oil companies like Shell, BP, the national oil companies like Petrobras or Statoil as well as independent oil companies like Anadarko.

FMC Technologies, Inc. financial year ends on 31 December of each year and publishes its consolidated accounts presented in accordance with US GAAP.

FMC Technologies, Inc. is not a direct party to this contribution transaction, but is intended to be absorbed by TechnipFMC as mentioned above.

1.2.4	Relationships among the companies

At the date of this report, there are no capital ties between Technip SA (absorbed entity) and TechnipFMC (absorbing entity).

Since 2015, Technip SA and FMC Technologies, Inc. have conducted a partnership through a 50/50 joint-venture (Forsys Subsea).

TechnipFMC is wholly owned by FMC Technologies, Inc. After having absorbed Technip SA, TechnipFMC is meant to absorb FMC Technologies, Inc. by way of merger with one of its subsidiaries, FMC Technologies, Inc. being the surviving entity.

Ms. Caroline Maury Devine, a member of the board of directors of Technip SA, was a member of the board of directors of FMC Technologies, Inc. until May 18, 2016, when she resigned from said board of directors.

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1.3	General terms of the of the transaction

1.3.1	Essential characteristics of the merger

The terms for the completion of the transaction, which are presented in detail in the draft merger agreement dated October 4, 2016, can be summarized as follows:

Subject to the satisfaction of the conditions precedent described in paragraph 1.3.3 of this report and pursuant to Article L. 236-31 of the Commercial Code and Articles 16 and 17 of The Companies (Cross-Border Mergers) Regulations 2007, Technip SA will contribute and transfer to TechnipFMC, who accepts them, all of its assets, rights and liabilities in existence at the completion date. In accordance with the law applying to TechnipFMC, the effective date shall be determined by order of the High Court of England and Wales.

On the completion date, Technip SA shall be dissolved without liquidation.

As described in Articles 7.2.1 and 7.2.2 of the draft merger agreement, the merger will become effective on the completion date for accounting purposes and retroactively, at January 1, 2017, for French tax purposes.

1.3.2	Tax regime applying to the transaction

As described in Article 14.1.2 of the draft merger agreement, for tax purposes, subject to a favorable response to the request for the approval referred to in Articles 210 B, 210 C and 1649 nonies of the General Tax Code, the merger is placed under the favorable tax regime contemplated by Article 210 A of the General Tax Code with respect to corporate income tax, and Article 816 of such Code with respect to registration duties.

1.3.3	Conditions precedent

In accordance with the provisions of Article 15 of the draft merger agreement, this merger is subject to all of the terms and conditions contemplated by the BCA executed by the parties, and in particular:

-	Approval of the merger and the draft merger agreement by the general meeting of Technip’s shareholders and approval of the elimination of double voting rights by the double voting right shareholders’ special meeting of Technip;

-	Approval of the BCA and the transactions contemplated thereby, and in particular the merger of FMC Technologies, by FMC Technologies’s shareholders;

-	(i) NYSE and Euronext Paris listing approvals for the TechnipFMC shares, subject to a formal notice of issue and (ii) the absence of written notice by any governmental or independent authority to either party (or their respective legal representatives) denying the listing of the TechnipFMC shares on NYSE or Euronext Paris prior to the petition for the order of the High Court of England and Wales setting the Completion Date;

-	The Registration Statement on final Form S-4 shall have been declared effective by the US Securities and Exchange Commission (SEC) and no stop order shall have been issued which affects the validity of the notice of effectiveness. All necessary approvals and consents relating to the Euronext Paris listing prospectus shall have been obtained from the relevant financial market regulator in the European Economic Area;

-	Regulatory authorizations shall have been obtained with respect to the Transaction, particularly with respect to European and U.S. merger control and the other relevant authorities;

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-	The 30-day period for the objection of creditors has expired;

-	Issuance of any compliance certificate required under French and UK regulations;

-	Definitive completion of all preliminary transactions as described in the BCA;

-	Notice that the French Ministère de l’Economie, de l’Industrie et du Numérique (MINEFI) has cleared the merger in accordance with articles L. 151-3 and R. 153-1 et seq. of the French Monetary and Financial Code, subject, however, to MINEFI’s authorization being obtained under terms that do not require TechnipFMC, Technip or FMCTI to take measures that are not otherwise required under the relevant provisions of the BCA;

-	Confirmation by the United States Committee on Foreign Investment in the United States (CFIUS) that the transactions described in the BCA do not constitute a “covered transaction” and are not subject to a review under Section 721 of the U.S. Defense Production Act of 1950;

FMCTI or Technip may terminate the BCA at any time so long as the mergers are not effective by July 18, 2017 at the latest. Each party has the option of extending this date to up to November 19, 2017 in the circumstances set forth in the BCA.

1.4	Description and evaluation of the contributions

1.4.1	Evaluation method

As indicated in Article 7.2.1 of the draft merger agreement, the parties decided that, from an accounting point of view and in light of IFRS as adopted by the absorbing company, the merger should be viewed as a transaction pursuant to which Technip SA is taking control of TechnipFMC. As a result, and in accordance with this view, the contribution values used in the context of the merger are the book values.

The contributions comprise all of Technip SA’s assets and liabilities as at the completion date as described in §1.3.1 of this report.

In order to present the net assets contributed by Technip SA, the parties determined the estimated book values of the assets and liabilities as at the completion date of the merger, i.e., anticipated to occur beginning 2017.

In addition, since the exact amount of the book value of the contributed assets and liabilities as of the completion date is unknown on the execution date of the draft merger agreement, the parties agreed that for the purposes of presenting the book value of the net assets being contributed and the preliminary determination of the merger premium, a prudent 10% discount would be applied (see Article 5.4 of the draft merger agreement).

1.4.2	Description of the transferred assets and liabilities

In accordance with the provisions of Article L. 236-3 of the French Commercial Code, Technip SA shall transfer all of its assets and liabilities to TechnipFMC as is on the date of completion of the merger.

The contributed assets and the transferred liabilities will include, in particular, and without this description being exhaustive or definitive, the following elements for a preliminary and indicative amount as summarized below:

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Details of the contributed assets

M€	31/12/2015	At completion date
Intangible assets	1,2	1,2
Financial assets	5 292,8	5 355,7
Total fixed assets	5 294,0	5 356,9
Trade receivables	172,7	243,8
Other current receivables	61,6	132,8
Marketable securities	1,3	0,9
Cash and cash equivalents	2,9	0,8
Total current assets, cash and cash equivalents	238,5	378,3
Accrued assets	7,3	4,3
Reduction premium on bonds	10,9	2,6
Unrealized exchange losses	6,2	10,1
Total Assets	5 556,9	5 752,2

Details of the transferred liabilities:

M€	31/12/2015	At completion date
Provisions for risks	72,2	23,5
Provisions for charges	6,3	6,8
Total provisions for risks and charges	78,5	30,3
Bonds	1 927,6	1 827,6
Bank Borrowings and Credit Lines	17,4	25,1
Financial Debts towards Group Companies	337,7	753,9
Accounts Payables and Other Liabilities	110,8	137,5
Total liabilities	2 393,5	2 744,1
Unrealized exchange gain	57,6	19,8
Total Liabilities transferred	2 529,6	2 794,2

TRANSFERRED NET ASSETS	3 027,3	2 958,0

After taking the 10% discount mentioned in §1.4.1 of this report into account, the preliminary value of the transferred net assets amounts to €2,662.20 million.

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1.5	Remuneration for the contributions

1.5.1	Determination of the preliminary amount of the capital increase and merger premium

The exchange ratio retained by the parties is two TechnipFMC shares per one Technip SA share. Our assessment of the exchange ratio is the subject of a separate report.

On the basis of:

-	122,336,890 Technip SA shares at August 31, 2016 comprising the share capital of the company,

-	1,563,359 treasury shares as at the same date,

-	the exchange ratio,

the number of TechnipFMC shares to be issued to the shareholders of the absorbed company on the completion date shall amount to 241,547,062 shares for an amount of $241,547,062.00.

On the basis of an exchange rate of $1.121 per €1.00, the preliminary amount of the merger premium, determined as the difference between the preliminary value of the transferred net assets in millions of euros and the value, in millions of euros, of the capital increase, amounts to approximately €2,447 million.

It should be noted that the exact number of new shares to be issued by TechnipFMC shall be determined on the date that the merger is completed for legal purposes by taking into account the number of shares issued by Technip SA as well as the number of treasury shares on such date.

1.5.2	Adjustment of the capital increase and merger premium at the actual time of the completion of the merger

The difference between the definitive value of the transferred net assets on the completion date of the merger and the preliminary value of such transferred net assets as presented in §1.4.2 of this report will lead to an adjustment of the preliminary amount of the merger premium defined in the draft merger agreement. The parties have agreed that the number of TechnipFMC shares to be issued in consideration for the merger will not be affected by the change in the book value of the transferred net assets between the value that was provisionally retained for the purposes of the draft merger agreement and the definitive value as of the date of completion of the merger.

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2.	Procedures and assessment of the value of the contributions

2.1	Procedures carried out by the merger appraisers

The purpose of our mission is to inform TechnipFMC’s shareholders whether or not the contributions made by the absorbed company are overvalued. As a result, our mission is neither an audit nor limited review mission. In addition, our mission does not entail the validation of the tax regime applying to the merger.

Our mission cannot be considered to be a due diligence review carried out for a lender or an acquirer and does not include all of the work that is necessary in the context of such a mission. Therefore, our report cannot be used in such a context.

Our opinion is expressed as of the date of this report, which is the date our mission was brought to a close. We are not responsible for monitoring subsequent events that may occur between the date of this report and the date of the general meetings called to decide upon the merger.

We carried out the procedures that we considered necessary in light of the professional standards of the Compagnie nationale des commissaires aux comptes that apply to this mission. In particular, in this context, we:

-	familiarized ourselves with the objectives of this merger;

-	held discussions with the management and department heads responsible for the transaction and the parties’ advisors, both in order to understand the context of the transaction and to understand the related economic, accounting, legal and tax conditions under which the transaction is taking place;

-	reviewed the memorandum of understanding, dated May 18, 2016 and the BCA dated June 14, 2016;

-	reviewed an extract of draft report of Technip SA’s board of directors contemplated by the provisions of article L. 236-27 of the Commercial Code which describes the exchange ratio that was selected and the evaluation methods that were used;

-	reviewed the draft prospectus submitted to U.S. (Form S-4[6] for the SEC) and French regulators (AMF);

-	reviewed the draft merger agreement and its annexes signed on October 4, 2016;

-	reviewed the legal and accounting information serving as the basis of the transaction;

-	reviewed the evaluation factors prepared by the company relating to the appropriateness of the valuation of the contributions at their book value;

-	verified the reality of the contributions and assessed the potential impact of factors that could affect the ownership thereof;

-	verified that the statutory auditors had certified Technip SA’s annual and consolidated financial statements at December 31, 2015 without reservation, and that the interim consolidated accounts at June 30, 2016 had also been the subject of a limited review by such statutory auditors. The report issued in this context does not contain any observations;

-	reviewed the process that led to the estimates of the book values of the transferred assets and liabilities as of the completion date;

6 Form S-4 as submitted on September 19, 2016

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-	verified up until the date of this report that no act or event has occurred that could call into question the value of the contributions.

In order to assess the total value of the contribution and as such the amount of the contributed net assets, we relied upon all of the work that we carried out in the context of our assessment of the appropriateness of the relative values serving to determine the proposed exchange ratio as described in our report relating to the remuneration for the contributions.

In this regard, we notably:

-	reviewed Technip SA’s and FMC Technologies, Inc.’s business plans for the 2016-2020 period. We held discussions with the relevant managers for the purpose of assessing the appropriateness of the guiding assumptions that were retained;

-	reviewed publicly available documents, and in particular the fairness options prepared by the financial advisors for the Transaction, and analyzed the work performed in this regard by the parties and their advisors;

-	used our work on the exchange ratio which led us to review the estimated fair value of the involved parties, and in particular, that of Technip SA.

We obtained representation letters from the managers of the relevant companies, and in particular Technip SA, which confirmed the significant elements used in carrying out our mission, and in particular:

-	the absence of any factor of any kind that may affect the free transfer of Technip SA’s assets and liabilities (subject to the rights of the bondholders pursuant to applicable law or the provisions of certain agreements governing Technip SA un-used credit lines);

-	the absence of any event of a nature that would significantly call into question the assessment of the Technip SA evaluation of the transferred assets and liabilities as mentioned in the draft merger agreement.

2.2	Assessment of the method for valuing the contributions and its compliance with accounting regulations

It should be noted that the provisions relating to accounting for and evaluating mergers and similar transactions set out in Articles 710 et seq. of ANC regulation number 2014-03 of June 5, 2015 relating to the general accounting plan do not apply to the extent that the company benefiting from the contribution is a foreign, English law company.

As mentioned in §1.2.2 of this report, TechnipFMC will prepare its accounts in accordance with IFRS. It has been agreed, following an accounting analysis of the Transaction, to retain the principle of the accounting value as contribution value.

IFRS 3 relating to the accounting treatment of Business Combinations specifies in its §6 and 7 the method for identifying the acquirer. Indeed, this preliminary determination is necessary to the extent that only the assets and liabilities of the company that is actually acquired are recorded at their fair value in the books of the acquirer.

Following the analysis conducted by the parties, Technip SA was considered as the accounting acquirer. As a result, the principle of retaining the book value of the legally transferred assets and liabilities appears justified in this context and does not raise any comment on our part.

2.3	Existence of the contributions

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We have verified that the transferred assets and liabilities, as identified and described on a preliminary basis in part 5 of the draft merger agreement and described in §1.4.2 of this report constituted the assets and liabilities of the company and that the merged company had free title to such assets and liabilities. In addition, it was confirmed to us in a representation letter that there are no restrictions on transfer applying to the transferred assets and liabilities (subject to the rights of the bondholders pursuant to applicable law or the provisions of certain agreements governing Technip SA un-used credit lines).

2.4	Assessment of the individual value of the contributions

The preliminary identification of the contributed assets and the assumed liabilities was performed on the basis of Technip SA’s annual financial statements at December 31, 2015, Technip SA’s accounting position established for the purposes of the interim consolidated financial statements of the Technip group at June 30, 2016 and Technip SA’s projected balance sheet at December 31, 2016.

The annual financial statements as at December 31, 2015 are included as annex 4 to the draft merger agreement. They were not subject to any reservation or observations by the statutory auditors. The consolidated financial statements as at June 30, 2016, which were published in the half year financial report, also were not the subject of any reservation or observation.

It should be noted that:

-	the transferred assets include the portfolio of treasury shares;

-	the transferred assets include the OCEANEs, which are expected to be redeemed on January 1, 2017. Thus, if the completion date is subsequent to such date, the amount of the bond issuances will be reduced by the OCEANE redemption amount, while new financial indebtedness, in the same amount, will increase the transferred liabilities. As a result, the book value of the transferred financial liabilities will not be affected by the maturity and redemption of the OCEANEs.

The valuation of the transferred assets and liabilities does not raise any observation on our part. However, we note that in the draft merger agreement, the contributed net assets were subject to a preliminary and indicative allocation between the contributed assets and the transferred liabilities.

As a result, we are not in a position to form an opinion on the individual value of the contributions, which, at the date hereof, is necessarily preliminary.

However, it should be noted that at the date hereof, the value of the contributions established on the basis of the estimated and discounted book values was determined in a very prudent manner.

Absent extremely serious events, the identification of the transferred assets and liabilities and the definitive determination of the individual values in accordance with the terms provided for in the draft merger agreement should not have any impact on our assessment of the total value of the contributions.

It should be noted that differences that may arise between (i) the estimated and discounted book value set forth in the draft merger agreement and (ii) the book value that will be definitively established should only affect the merger premium upwards.

Finally, the observations on the individual values are not of a nature to call into question the total value of the contributions.

2.5	Assessment of the total value of the contributions

We assessed the total value of the contributions using a direct approach by comparing this total value with the relative values observed in the context of the analyses that we conducted for the purpose of assessing the exchange ratio.

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In its multi-criteria valuation approach, which was established with the assistance of its financial advisors, Technip notably used the following criteria (according to the extract of the draft report of the board of directors of Technip SA which was established in accordance with Article L. 236-27 of the French Commercial Code).

-	discounted cash flows (DCF);

-	stock prices prior to the announcement of the Transaction and historical prices, crosschecked against trading multiples of comparable companies;

-	analysis of respective contributions to the combined entity.

The assessment of the global value of the contributions made by Technip SA resulting from the valuation work conducted by Technip on the one hand, and the work we performed on such values largely support the preliminary transferred net asset value which is estimated at €2.662,2 million.

For indicative purposes, based on the number of shares at August 31, 2016 that are likely to be remunerated by shares of TechnipFMC - i.e., 120,773,531 (see §1.5.1 of this report), and the trading price of Technip SA on May 18, 2016, the day before the announcement of the Transaction, the market value of the transferred net assets would amount to €5,601.5 million. If we use the trading price on September 30, 2016 the transferred net assets would amount to €6,602.7 million.

Therefore, on the basis of our work covering the valuation of Technip SA, we have not identified any element that is likely to call into question the total value of the contributions.

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3.	Summary – Key Points

The book value of the contributions transferred by Technip SA has been provisionally determined in the draft merger agreement at an amount of 2,662.2 million Euros.

This figure is set out in the draft merger agreement as a provisional and indicative identification on the basis of Technip SA’s balance sheet statement forecast as estimated at the date of completion, anticipated to occur beginning 2017. Therefore, we are not opining on the values of the individual contributions, the definitive value of which will necessarily be determined upon the completion of the merger.

Given the values generated by the multi-criteria valuations conducted in the context of the calculation of the exchange ratio between the two groups, this comment does not call into question the global value of the contributions.

4.	Conclusion

On the basis of our work and as of the date of this report, given the comments made above, we are of the opinion that the value retained for the net assets contributed amounting 2,662.2 million Euros in favor of the company TechnipFMC is not overvalued.

As indicated in the introduction above, this conclusion is made without prejudice regarding the accounting of the contributions to be applied by this company in accordance with the regulations of England and Wales, and the paying-up of its share capital.

Executed in Paris on October 5, 2016

The Merger Appraisers

Olivier PERONNET	Didier KLING

Statutory Auditors

Members of the Paris Regional Professional Body

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